As filed with the Securities and Exchange Commission on May 13, 2013.

Registration No. 333-187972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOTORANTIM CIMENTOS S.A.

(Exact Name of Registrant as Specified in its Charter)

VOTORANTIM CEMENT CORPORATION

(Translation of Registrant’s name into English)

The Federative Republic of Brazil	3241	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Votorantim Cimentos S.A.

Praça Professor José Lannes, 40 – 9o Andar

04571-100 São Paulo – SP

Brazil

Tel: +55 11 2162-0600

Fax: +55 11 2162-0670

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald Baker Mark Bagnall White & Case LLP Av. Brig. Faria Lima, 2.277 – 4° Andar 01452-000 São Paulo – SP Brazil Tel: +55 11 3147 5601 Fax: +55 11 3147 5611	Richard S. Aldrich, Jr. Skadden, Arps, Slate, Meagher & Flom LLP Av. Brig. Faria Lima, 3.311 – 7° Andar 04538-133 São Paulo – SP Brazil Tel: +55 11 3708 1830 Fax: +55 11 3706 2830

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(5)
Units, each unit consisting of (3)(4):	U.S.$5,400,000,000	U.S.$736,560
(i) one common share, no par value
(ii) two preferred shares, no par value

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes ADSs to be sold by the selling shareholder.
(3)	Includes units subject to the over-allotment option of the underwriters. See “Underwriting.”
(4)	The units may initially be represented by the registrant’s American Depositary Shares, or ADSs, each of which represent two units. A separate Registration Statement on Form F-6 will be filed for the registration of ADSs issuable upon deposit of the units representing common shares and preferred shares registered hereby.
(5)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling shareholder are soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 13, 2013

Preliminary Prospectus

Units

Including Units in the Form of American Depositary Shares

This is an initial public offering of             units of Votorantim Cimentos S.A. We are selling             units and Votorantim Industrial S.A., or the “selling shareholder,” is selling             units. The units may be offered directly or in the form of American Depositary Shares, or ADSs, each of which represents two units. Each unit represents one common share and two preferred shares of Votorantim Cimentos S.A. This prospectus relates to the offering by the international underwriters of units, including in the form of ADSs in the United States and elsewhere outside Brazil. The Brazilian underwriters are offering units in Brazil. We refer to the international offering in the United States and elsewhere outside Brazil and the concurrent offering in Brazil as the “global offering.” We will not receive any proceeds from the sale of units, including units in the form of ADSs, by the selling shareholder. Prior to this global offering, there has been no public market for our ADSs, units, common shares or preferred shares. The estimated initial public offering price for the units in the form of ADSs is between U.S.$              and U.S.$              per ADS and R$              and R$              per unit.

We have applied to list our ADSs on the New York Stock Exchange, or NYSE, under the symbol “    ”. We have applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or BM&FBOVESPA, under the symbols “    ”, “    ” and “    ”, respectively.

	Per ADS	Per unit	Total
Initial public offering price	U.S.$	R$	U.S.$
Underwriting discounts and commissions	U.S.$	R$	U.S.$
Proceeds to us, before expenses	U.S.$	R$	U.S.$
Proceeds to selling shareholder, before expenses	U.S.$	R$	U.S.$

We have granted the international underwriters and Brazilian underwriters (each as defined below) an over-allotment option for a period of 30 days to purchase up to an aggregate of              additional units, including in the form of ADSs at the initial public offering price, less underwriting discounts and commissions. See “Underwriting—Over-allotment option.”

Investing in our units and ADSs involves a high degree of risk. See “Risk Factors” beginning on page 20.

Neither the United States Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2013. Delivery of our units (otherwise not in the form of ADSs) is expected to be made on or about             , 2013.

Morgan Stanley	J.P. Morgan	Itaú BBA	Credit Suisse	BTG Pactual

HSBC	Goldman, Sachs & Co.	Deutsche Bank Securities	Bradesco BBI	BofA Merrill Lynch	BB Investimentos	Banco Votorantim

The date of this prospectus is             , 2013

This prospectus has been prepared by us solely for use in connection with the proposed offering of units, including units in the form of ADSs, in the United States and elsewhere outside Brazil. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC, BTG Pactual US Capital LLC, HSBC Securities (USA) Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., Bradesco Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco do Brasil Securities LLC and Banco Votorantim Securities, Inc. will act as international underwriters with respect to the offering of the ADSs and as agents, on behalf of the Brazilian underwriters, with respect to the offering of units outside of Brazil (otherwise not in the form of ADSs).

We, the selling shareholder and the international underwriters have not authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. When you make a decision about whether to invest in our units and ADSs, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. This prospectus is not an offer to sell or solicitation of an offer to buy these units and ADSs in any circumstances under which the offer or solicitation is unlawful.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this prospectus, unless otherwise indicated or the context otherwise requires:

•

all references to “Votorantim Cimentos,” “VCSA,” “our company,” “we,” “our,” “ours” and “us,” or similar terms are to the registrant, Votorantim Cimentos S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to the “selling shareholder” and “VID” are to Votorantim Industrial S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to “Votorantim Industrial” are to VID and its subsidiaries;

•	all references to “VPar” are to Votorantim Participações S.A., a corporation organized and existing as a sociedade por ações under the laws of Brazil;

•	all references to “Brazil” are to the Federative Republic of Brazil;

•	all references to the “Brazilian Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

•	all references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars;

•	all references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil; and

•	all references to “euro”, “euros” or “€” are to the European Euro, the official currency of certain countries of the European Union.

Solely for the convenience of the reader, we have translated some amounts included in this prospectus, including in the “Prospectus Summary,” “Summary Consolidated Financial and Other Information,” “Capitalization” and “Selected Consolidated Financial and Other Information” sections from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of March 31, 2013 of R$2.0138 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. These translations also should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2008.

Financial Statements

We maintain our books and records in reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We have prepared our annual audited consolidated financial statements included in this prospectus in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have prepared our unaudited consolidated interim condensed financial information included in this prospectus in accordance with International Accounting Standard 34 – “Interim Financial Information,” or IAS 34, issued by the IASB. Unless otherwise noted, our financial information presented herein as of March 31, 2013, and for the three-month periods ended March 31, 2013 and 2012, and for the years ended December 31, 2012, 2011, 2010 and 2009 is stated in reais, our reporting currency.

This prospectus includes (1) our consolidated interim condensed financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012, together with the notes thereto, or our unaudited consolidated interim financial information, and (2) our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010, together with the notes thereto, or our audited consolidated financial statements.

As described in note 3.2 of our unaudited consolidated interim financial information, effective as of January 31, 2013, we have adopted IFRS 11 – Joint Arrangements, or IFRS 11. As a result of our adoption of IFRS 11, we no longer proportionally consolidate the results of operations of our joint ventures, and effective as of January 1, 2013, we account for these companies using the equity method. We have retroactively applied IFRS 11 to the comparative balance sheet as of December 31, 2012 and to the statement of income information for the three-month period ended March 31, 2012 included in our unaudited consolidated interim financial information. The joint ventures that we previously consolidated and that we currently account for using the equity method are: Sumter Cement Co LLC; Trinity Materials LLC; Suwannee American Cement LLC, or Suwannee; Superior Building Materials LLC; Cementos Especiales de Las Islas S.A., Hormigones y Aridos La Barca S.A. and Cantera do Penedo S.A.

Considering that the effects of the retroactive application of IFRS 11 to our consolidated financial statements are not material to our financial position, results of operations or cash flows as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, we present in this prospectus our audited consolidated financial statements using the accounting for joint ventures that was applicable before the effectiveness of IFRS 11.

The consolidated balance sheet information as of December 31, 2012 presented in this prospectus has been derived from our consolidated balance sheet presented as comparative information in our unaudited consolidated interim financial information, while the consolidated balance sheet information as of December 31, 2011 has been derived from our audited consolidated financial statements.

Unless otherwise indicated, all references herein to “our financial statements,” and “our consolidated financial statements,” are to our audited and unaudited consolidated financial statements included elsewhere in this prospectus.

Assets and Liabilities Held for Sale and Discontinued Operations

China operations

We do not intend to continue our operations in China, which we acquired in December 2012 as part of our 2012 Cimpor asset exchange (as defined below), and we have implemented a plan to dispose of this business. As a result, these assets and liabilities are presented as separate line items in our consolidated balance sheets as of March 31, 2013 and December 31, 2012 and its related results of operations are classified as discontinued operations in our consolidated statement of income for the three-month period ended March 31, 2013. Our management expects this sale to be consummated during 2013.

VILA investment held for sale

On March 31, 2013, we classified our investment in Votorantim Investimentos America Ltda., or VILA, as a non-current asset held for sale since management has an active plan to transfer this investment to our controlling shareholder VID, which already holds a 21.95% equity interest in VILA. We expect the transaction to be completed in the second semester of 2013. The carrying amount of this investment as of March 31, 2013 is R$682.2 million.

Segment Information and Presentation of Segment Financial Data

We are organized by geographical areas and have three operating segments based on the location of our main assets, as follows: (1) Brazil (including our operations in South America); (2) North America; and (3) commencing on December 21, 2012 when we consummated the 2012 Cimpor asset exchange (as defined below), Europe, Africa and Asia.

On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Cimentos Luxembourg S.à.r.l., or Camargo Corrêa Luxembourg, and InterCement Austria Holding GmbH, or InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor – Cimentos de Portugal SGPS, S.A., or Cimpor, in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and

China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s net debt. We refer to this transaction as the 2012 Cimpor asset exchange. Because the 2012 Cimpor asset exchange was consummated on December 21, 2012, our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 include segment asset information for our three operating segments but results of operations for only two segments: (1) Brazil (including our operations in South America); and (2) North America. Commencing on January 1, 2013, our financial statements include information about the results of our three operating segments described above.

Our segment information is prepared on the same basis as the information that our senior management uses to allocate resources among our segments and evaluate their performance. The key financial performance measure of our operating segments are EBITDA before results of investees and Adjusted EBITDA, which are reported on a monthly basis to our chief operating decision maker, who in our case, is our Chief Executive Officer. For additional information on our operating segments and a reconciliation of the operating results of our operating segments to our consolidated results, see note 27 to our unaudited consolidated interim financial information included elsewhere in this prospectus and note 34 to our audited consolidated financial statements.

Audited Carve-Out Combined Financial Statements of the Cimpor Target Businesses

In connection with the 2012 Cimpor asset exchange, we have included in this prospectus the audited carve-out combined financial statements of the Cimpor Target Businesses. References to the “Cimpor Target Businesses” are collectively to the subsidiaries of Cimpor Inversiones, S.A. (a wholly-owned subsidiary of Cimpor) in Spain, Morocco, Tunisia, Turkey, India, China and Peru, which were contributed to Votorantim Cimentos EAA Inversiones, S.L., or VCEAA. For a detailed description of the 2012 Cimpor asset exchange, see the note 1 to the carve-out combined financial statements (as defined below).

The audited carve-out combined financial statements and the notes related thereto of the Cimpor Target Businesses as of and for the years ended December 31, 2012 and 2011, or the carve-out combined financial statements, have been prepared as a combination of the historical accounts of the Cimpor Target Businesses. The carve-out combined financial statements include only the assets, liabilities, income and expenses, that are specifically attributable to the Cimpor Target Businesses. They do not take into account any other business activities carried out by VCEAA. Because the Cimpor Target Businesses are legal entities that were transferred as a whole, it was not necessary to allocate any corporate assets, liabilities, income or expenses.

Unaudited Pro Forma Condensed Consolidated Financial Information

On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for the Cimpor Target Businesses. On December 21, 2012, we consummated the 2012 Cimpor asset exchange, through which we obtained sole ownership and control of VCEAA and the Cimpor Target Businesses and assumed 21.21% of Cimpor’s consolidated net debt as of November 30, 2012. We accounted for the 2012 Cimpor asset exchange as a business combination in accordance with IFRS 3R “Business Combinations” (Revised 2008) with Votorantim Cimentos as the acquirer for accounting purposes.

For purposes of the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012, we have assumed that the 2012 Cimpor asset exchange occurred on January 1, 2012. As a result, the unaudited pro forma condensed consolidated statement of income was derived from:

•	our audited historical consolidated statement of operations for the year ended December 31, 2012; and

•	the audited carve-out combined statement of profit and loss of the Cimpor Target Businesses for the year ended December 31, 2012.

Special Note Regarding Non-GAAP Financial Measures

In this prospectus, we present EBITDA before results of investees, Adjusted EBITDA and return on capital employed, or Adjusted ROCE, which are non-GAAP financial measures. We define EBITDA before results of investees as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation and amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees plus/minus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received plus/minus EBITDA from discontinued operations. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. In 2010, we recorded a non-cash gain of R$1,672.4 million in connection with the exchange of assets related to our acquisition of a 17.28% equity interest in Cimpor, which did not involve cash, and which we refer to as the 2010 Cimpor asset exchange. In 2011, we recorded an impairment loss on equity of investees of R$586.5 million, and in 2012, we recorded a non-cash gain of R$266.8 million in connection with the disposal of our 21.21% equity interest in Cimpor.

We present EBITDA before results of investees and Adjusted EBITDA because we believe they provide investors with a supplemental measure of the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses EBITDA before results of investees and Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. EBITDA before results of investees and Adjusted EBITDA should not be construed as an alternative to profit, or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA before results of investees and Adjusted EBITDA, as we calculated them, may not be comparable to similarly titled measures reported by other companies, including our competitors in the cement industry. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”

We present Adjusted ROCE due to the asset intensive nature of our business and our related need to efficiently employ our capital. Adjusted ROCE is a non-GAAP measure that helps to focus our management on maximizing the use and return of our existing assets and pursuing strategic growth and investment opportunities that are projected to yield sufficient returns. We calculate Adjusted ROCE by dividing the sum of our operating profit from continuing operations before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions that are considered by our management as exceptional included in operating profit and dividends received plus property, plant and equipment plus total current assets less total current liabilities, in each case, from continuing operations. For a calculation of Adjusted ROCE and a reconciliation of Adjusted ROCE to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”

Market Data and Other Information

We have obtained the market and competitive position data, including market forecasts, used throughout this prospectus from internal surveys, market research, publicly available information and industry publications. We include data from reports prepared by ourselves; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE; the Brazilian National Department of Mineral Production (Departamento Nacional de Produção Mineral), or DNPM; the Office of the Brazilian National Housing Secretary (Secretaria Nacional de Habitação) of the Brazilian Ministry of Cities (Ministério das Cidades), or the Brazilian Housing Secretary; the Brazilian Ministry of Planning (Ministério de Planejamento); the Brazilian Association of Financial and Capital Markets Entities (ANBIMA – Associação Brasileira dos Mercados Financeiros e de Capitais), or ANBIMA; the Brazilian Central Bank; the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; and the Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV.

We have used the following sources to obtain market share and other related data:

•	the National Cement Industry Union (Sindicato Nacional da Indústria do Cimento), or SNIC;

•	the Global Cement Report Ninth Edition (2011), published by the International Cement Review, or the Global Cement Report;

•	the Portland Cement Association, or PCA;

v

•	the Brazilian Industry and Construction Board (Câmara Brasileira da Indústria da Construção), or CBIC;

•	the European Cement Association, or Cembureau;

•	the Turkish Cement Manufacturer’s Association (Türkiye Çimento Müstahsilleri Birlği) (Turkey), or TCMA;

•	the Moroccan Professional Cement Association (Association Professionnelle des Cimentiers du Maroc) (Morocco), or APCM;

•	the National Bureau of Statistics of China;

•	the Cement Manufacturer’s Association (India), or CMA;

•	the United States Geological Survey, or USGS;

•

the equity research report entitled “Building Materials: Significantly Undervalued but Shorter Term Uncertainties” published by Jefferies International Ltd. in August 2012, or the Building Materials Research Report;

•	the Spanish Cement Manufacturer’s Association (Agrupación de Fabricantes de Cemento de España), or Oficemen, (Spain);

•	Consulting Group LCA; and

•	Ipsos Loyalty (Brazil).

Any reports and internal surveys that we have prepared are based on our estimates and our analysis of publicly available information, including information from those companies we believe are our principal competitors in the markets where we operate. Industry publications generally state that the information presented therein has been obtained from sources believed to be reliable. While we believe that internal surveys and reports, industry publications or forecasts and market research referred to in this prospectus are generally reliable, neither we nor the international underwriters have independently verified this information. Estimates and forecasts included in this industry data involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Operational Data and Other Information

Our operational data presented in this prospectus include the operational data of our consolidated subsidiaries and our proportional share of the operational data of the companies that we proportionally consolidated during the relevant periods (based upon our equity participation in these companies) and does not include the operational data of the companies that we accounted for using the equity method during the relevant periods. For instance, our operational data as of and for the years ended December 31, 2012, 2011 and 2010, includes 100% of the operational data of our consolidated subsidiaries and the proportional annual installed production capacities of our 50/50 joint ventures in North America (based upon our equity participation in these companies), and it does not include the operational data for Cementos Avellaneda S.A., or Avellaneda, Cementos Artigas S.A., or Artigas, Cementos Bío Bío S.A., or Bío Bío, Mizu S.A., or Mizu, Sirama Participacões S.A., or Sirama, Polimix Concreto Ltda., or Polimix Concrete, and Supermix Concreto Ltda., or Supermix, companies which we accounted for using the equity method during those years. Our operational data as of and for the three-month periods ended March 31, 2013 and 2012, includes 100% of the operational data of our consolidated subsidiaries and does not include the operational data of companies which we accounted for using the equity method during those periods, including (but not limited to) Avellaneda, Bío Bío, Mizu, Sirama, Polimix Concrete, Supermix and Suwannee.

References to our total annual installed production capacity in this prospectus include 100% of the annual installed production capacities of the companies that we consolidated during the relevant period, and as of March 31, 2013, it also included the annual installed production capacity of Artigas, which we commenced consolidating on April 3, 2013 upon our acquisition of a controlling interest on such date. We have separately included the annual installed production capacities of those companies that we do not consolidate but the results of which are included pursuant to the equity method in the line item “equity in results of investees” in this prospectus solely for the investor’s reference. However, we have not included the production capacities of these companies in our total annual installed production capacity.

References to “our mortar” products include all types of mortar we produce, including dry and adhesive mortars. All references in this prospectus to “tons” are to “metric tons.” References to “dmt” are to dry metric ton. References to “kg” are to “kilograms,” equivalent to 1,000 grams, and references to “kt” shall mean “kiloton,” equivalent to 1,000 tons. The term “MW” and “GW” refers to megawatt and gigawatt, respectively, and the term “GWh” refers to gigawatt hours.

References to “greenfield” projects are to projects that are newly constructed production facilities at a new location or a site with little to no infrastructure available to support the project. References to “brownfield” projects are to projects that begin from an existing production capacity at an existing location with available infrastructure and with expansion or modernization opportunities. References to “top-of-mind” are to brands that first arise in a consumer’s mind when thinking of a particular industry.

Rounding

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our units or ADSs. You should read the entire prospectus carefully, including the information presented under “Risk Factors” and our financial statements and notes to our financial statements, before making an investment decision. Unless otherwise indicated, operational information as of and for the year ended December 31, 2012 reflects the 2012 Cimpor asset exchange as if it had been consummated on January 1, 2012. See “Presentation of Financial and Other Information.”

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We believe we are the largest and most profitable heavy building materials company in Brazil, the fourth-largest cement market in the world according to the Building Materials Research Report. We produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, according to the Global Cement Report, with 52.3 million tons as of the date of this prospectus. In 2012, we had revenues of R$9,481.7 million, net income of R$1,640.5 million, Adjusted EBITDA of R$3,070.7 million, net margin (calculated as net income divided by revenue) of 17.3%, Adjusted EBITDA margin of 32.4% and Adjusted ROCE of 21.6%. We believe our Adjusted ROCE (which was 23.4% during the 12-month period ended March 31, 2013) is one of the highest among publicly traded global cement producers, and our revenues grew at a compound annual growth rate, or CAGR, of 9.4% from 2009 through 2012.

We believe we are uniquely positioned to maintain high returns on capital and generate significant value for our shareholders. We have operations in various important high-growth markets and we are present in regions with significant opportunities for value creation with a total of 33 cement plants, 23 grinding mills, 331 ready-mix plants, 84 aggregates facilities, two clinker plants, two lime units and 13 mortar plants. In addition, we have a total of 61 limestone quarries with an expected average reserve life in excess of 60 years assuming we were to operate at our maximum production capacity as of December 31, 2012.

Our Markets

The map below sets forth our installed cement production capacity by country in which we operate and our respective market share:

(1)	Our assets related to our business in China are classified as “held for sale” in our unaudited consolidated interim condensed financial information and in our audited consolidated financial statements.

(2)	Includes 100% of the annual installed capacity of Suwannee, which was not consolidated as of March 31, 2013.
(3)	Not available.
(4)	Annual installed cement production capacity is presented as of March 31, 2013 and includes our consolidated companies, including Artigas. The annual installed cement production capacities represent full capacities.
(5)	Market share data is based on data from the SNIC (Brazil), USGS, The Canada Cement Association in Ontario (North America), Oficemen (Spain), TCMA (Turkey), CMA (India), China Economic Information Network (China), the Argentine Portland Cement Manufacturers’ Association (Asociación de Fabricantes de Cemento Portland) (Argentina), APCM (Morocco), CNPC (Tunisia), the Bolivian Cement and Concrete Institute (IBCH - Instituto Boliviano del Cemento y el Hormigón) (Bolivia), the Chilean Cement and Concrete Institute (ICH - Instituto del Cemento y del Hormigón de Chile) (Chile) and is presented as of the most recent dates for which information is available, which is March 31, 2013 for Europe, Asia and Africa, North America, Brazil and Argentina and as of December 31, 2012 for Bolivia and Chile.

Brazil. In Brazil, we own 16 cement plants, 11 grinding mills, 110 ready-mix concrete plants, 28 aggregates facilities, eight mortar plants and one lime unit, as well as 27 limestone quarries. Our total annual installed cement production capacity was 30.1 million tons as of March 31, 2013, and, according to information available from the SNIC, we had a market share of 36.4%, 35.2% and 36.7% in 2011, 2012 and in the three-month period ended March 31, 2013, respectively, in terms of Portland cement volume sold in Brazil, positioning us as the market leader in the country. We deliver our products to approximately 30,000 clients per month through our broad distribution network that includes 52 distribution centers strategically located close to the principal markets in Brazil, and that enable us to distribute our products throughout the country. In addition to our 30.1 million tons of total annual installed cement production capacity in Brazil, we also have equity interests in Mizu and Sirama, Brazilian cement companies with three cement plants, two grinding mills and one cement mixing plant, and a combined total annual installed cement production capacity of 5.2 million tons.

We believe that increasing personal income levels, lower interest rates, the housing deficit and the implementation of significant infrastructure projects by the Brazilian federal government will drive opportunities for growth in the construction sector and, consequently, substantial additional demand for cement, ready-mix concrete, aggregates, mortar and other building materials. Annual cement consumption per capita in Brazil grew at an annual average rate of 8.5% between 2007 and 2011, according to the SNIC, which is equivalent to 2.3 times the gross domestic product, or GDP, real growth over the same period, according to the IBGE. The Brazilian federal government has announced plans to substantially increase public and private infrastructure spending, particularly through its Growth Acceleration Program (Programa de Aceleração de Crescimento), or PAC, with an estimated investment of R$955 billion by 2014, of which approximately 12.3% has yet to be disbursed for highways, ports and airports, among other projects as of September 2012. The Brazilian federal government also expects to invest approximately R$390 billion in home construction in Brazil from 2012 to 2015 to address the estimated housing deficit of 5.6 million homes, according to IBGE’s Brazilian Household Sample Survey 2008 (Pesquisa Nacional de Amostra por Domicílios – 2008). In addition to expected investments in infrastructure and housing, we believe the Brazilian cement market will also experience additional demand due to construction projects related to the 2014 International Federation of Association Football (Fédération Internationale de Football Association), or FIFA, World Cup and the 2016 Olympic Games.

North America. Our North American business includes four cement plants, two grinding mills, 140 ready-mix concrete plants, 33 aggregates facilities and four limestone quarries, with a total annual installed cement production capacity of 5.2 million tons in the Great Lakes region. We also have operations in the States of Florida and Michigan through 50/50 joint ventures with a total annual installed cement production capacity of 0.8 million tons, through which we are involved in the operation of one cement plant and one aggregates facility. Cement in these regions (unlike the Brazilian market) is usually sold in bulk to ready-mix concrete companies. In 2012 and during the three-month period ended March 31, 2013, we sold approximately 95% and 96%, respectively, of our cement in the Great Lakes region in bulk. In addition, we sell cement to manufacturers of pre-cast concrete, as well as to construction companies. We believe we are well positioned to benefit from the expected economic and construction sector recovery in these regions. The PCA expects cement consumption in North America to increase by 8.1% in 2013, by 8.3% in 2014 and by 9.2% in 2015 as a result of the expected economic recovery in the United States, particularly in the construction industry.

South America (excluding Brazil). Our South American business, excluding our Brazilian operations, includes controlling and minority stakes in leading heavy building materials companies. We own:

•	a 66.71% equity interest in Itacamba Cementos S.A., or Itacamba, in Bolivia, which owns one grinding mill with an annual installed cement production capacity of 0.2 million tons;

•	a 51.0% equity interest in Artigas, a Uruguayan cement company with a current annual installed cement production capacity of 0.5 million tons;

•	a 49.0% equity interest in Avellaneda, an Argentinean cement company with a current annual installed cement production capacity of 2.8 million tons; and

•	a 16.70% equity interest in Bío Bío, a Chilean cement company with a current annual installed cement production capacity of 2.2 million tons.

Through our controlling and minority interests, we are involved in the operation of five cement plants, three grinding mills, one clinker plant, 65 ready-mix concrete plants, 18 aggregates facilities, one mortar unit and three lime plants in South America (excluding Brazil). In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange described below. We believe our operations in South America provide us with a platform for potential consolidation and expansion of our presence in the region’s attractive markets.

Europe, Africa and Asia. On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s net debt (which we refer to as the 2012 Cimpor asset exchange). On December 21, 2012, we concluded this transaction, resulting in an increase in our total global annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria on January 21, 2013.

As a result of the 2012 Cimpor asset exchange, we have 13 cement plants, one clinker production facility, eight grinding mills, 78 ready-mix concrete plants, 22 aggregates plants, five mortar mills, one lime unit and 29 limestone quarries in Europe, Africa and Asia, with total annual installed cement capacity of 16.3 million tons. Since we recently acquired these operations, we believe we can capture value through potential synergies, cost-efficiency improvements and streamlining of headcount among these operations in addition to further increasing our presence in certain high-growth markets. We do not intend to continue our operations in China, and we have implemented a plan to dispose of this business in 2013.

Expansion of Capacity in Brazil

During the past five years, we have developed, upgraded and expanded our cement plants in Brazil, increasing our installed cement production capacity from 21.4 million tons in 2007 to 30.1 million tons as of March 31, 2013. We have also focused on upgrading our aggregates and ready-mix concrete capabilities. We expect to invest a total of approximately R$3,562.5 million (U.S.$1,769.0 million) during 2013, 2014 and 2015 in expansion projects to increase our capacity to meet expected additional demand for our products. We also expect to incur approximately R$1,425.9 million (U.S.$708.1 million) over the same period in capital expenditures (excluding expansion projects) during this period. Through our projected investments in expansion, we expect to increase our current Brazilian annual installed cement production capacity from 30.1 million tons as of March 31, 2013 to 40.4 million tons by the end of 2015, in order to meet expected demand growth.

Votorantim Industrial

We are part of Votorantim Industrial, a privately held conglomerate in Latin America that is a strong player in each of its main business segments: cement; non-ferrous metals, such as zinc, aluminum, nickel and copper; and pulp (through a company that Votorantim Industrial jointly controls), as well as significant steel and power generation operations. Votorantim Industrial had consolidated net revenues and Adjusted EBITDA in 2012 of R$24,792 million (U.S.$12,311 million) and R$5,101 million (U.S.$2,533 million), respectively. As of the date of this prospectus, VID directly owns 100.0% of our capital stock. VID is a wholly owned subsidiary of VPar, which is controlled by the Ermirio de Moraes family. See “Principal and Selling Shareholders.” Upon consummation of this global offering, VID will beneficially own approximately     % of our outstanding common shares (assuming no exercise of the over-allotment option) and therefore will continue to be our controlling shareholder. See “Risk

Factors—Risks relating to our units and ADSs—Our controlling shareholder will continue to have significant influence over us after this global offering, and its interests may conflict with the interests of our minority shareholders.”

Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Leading market position in Brazil based on top-of-mind brands and unmatched operational network

We are the cement market leader in Brazil, with 16 cement plants and 11 grinding mills, making us the only cement supplier producing in all five Brazilian regions, according to the SNIC. In 2012 and in the three-month period ended March 31, 2013, we had a market share of 35.2% and 36.7%, respectively, in terms of Portland cement sales volume in Brazil, according to the SNIC, and we have maintained this leadership position for several decades. We believe our market position is also supported by brand recognition and customer loyalty based on the high quality of our products and our extensive distribution network. Our participation in the retail and bagged cement markets with over 25 different products and five brands creates substantial brand awareness. According to market research from Ipsos Loyalty (Brazil), approximately 72% of our retail customers in Brazil strongly recommend our brands. We have 52 distribution centers, strategically positioned to offer superior service to approximately 30,000 clients per month in approximately 3,350 cities in Brazil. Given the stability, scale and national reach of our production facilities, we benefit from efficient distribution logistics, which enables significant cost savings and optimal time to market.

We believe that we are the only company in Brazil able to supply a full portfolio of heavy building materials to our customers, selling materials ranging from aggregates and cement to ready-mix concrete and mortars We also supply specialized cement products to meet our clients’ needs, including for large infrastructure projects, such as the Belo Monte hydroelectric plant, an infrastructure project in the State of Pará with a total publicly announced project cost of R$28.9 billion, and the Santo Antônio and Jirau hydroelectric plants, infrastructure projects with total publicly announced project costs of R$15.1 billion and R$9.5 billion, respectively, in the State of Rondônia.

Global platform and strategic positions in high-growth markets

We operate in some of the most promising cement markets, which are characterized by strong demand drivers. We have a diversified international asset base in several important markets, which provides us with a unique footprint spanning South America, North America, Turkey, Morocco, Tunisia, Spain and India. We believe most of our markets have favorable demographic profiles and we expect our markets to experience economic growth or recover to previous growth and demand levels, which we believe will lead to increased per capita cement consumption.

Industry-leading technical expertise enabling low-cost production in the markets in which we operate

In our 80-year history in the cement sector we have developed unique know-how and industry-leading technical expertise that we apply throughout our operations. Our consistent operating cost reduction measures, ability to respond in a timely manner to market changes and high operating standards have driven our ability to increase our profitability even in highly challenging market conditions. These efforts have continually allowed us to improve our key performance indicators, such as kiln efficiency, to reduce our clinker ratio and to increase our use of alternative fuels. This, in addition to our in-house clinker production, provides us with better ability to control operating costs. During 2012, we produced virtually all of the clinker we grind in our mills to produce cement.

We have invested in and secured mining rights for access to our limestone quarries. In addition, we have secure and efficient access to other raw materials, such as gypsum, slag, fly ash and pozzolan. Our long-standing track record and our sustained access to raw materials provide us with a competitive advantage. In Brazil, we mine limestone from quarries that have, on average, a reserve life in excess of 60 years, assuming we were to operate at our maximum production capacity of 30.1 million tons as of December 31, 2012. In addition, we believe that the average distance from our Brazilian cement plants to our quarries is one of the lowest in the Brazilian cement industry and minimizes our raw materials logistics costs, increasing our efficiency and profitability.

As of December 31, 2012, we met approximately 27.5% of our energy consumption needs in Brazil through hydroelectric power plants that we own, which allows us to significantly reduce our energy costs. In addition, all of our cement plants use a modern dry production process which reduces energy consumption. We meet the remainder of our energy needs in Brazil through long-term, competitively priced, large-scale supply contracts. We believe that we are pioneers in the use of alternative and environmentally friendly fuels in Brazil, such as tire-derived fuel, or TDF, and other industrial waste materials.

Demonstrated ability to manage high growth with financial discipline and a track record of robust EBITDA generation

We believe we are uniquely positioned to maintain high returns and generate significant value for our shareholders. We have focused on value creation and high returns by expanding organically in Brazil, acquiring companies outside Brazil and entering into strategic partnerships or joint ventures. In 2012, we recorded net income of R$1,640.5 million (U.S.$814.6 million), Adjusted EBITDA of R$3,070.7 million (U.S.$1,524.8 million), net margin of 17.3%, Adjusted EBITDA margin of 32.4% and an Adjusted ROCE of 21.6%. During the 12-month period ended March 31, 2013, our Adjusted ROCE reached 23.4%, which we believe is among the highest in the global cement industry, based on our analysis of publicly available information from those companies that we believe are the principal global cement producers. We made capital expenditures of R$4,187.5 million (U.S.$2,079.4 million) from January 1, 2010, to December 31, 2012, in connection with our organic expansion, and we paid aggregate dividends and interest on stockholders’ equity of R$5,736.4 million (U.S.$2,848.5 million) and maintained a strong capital structure during the period. We believe this shows our potential for continued strong cash flow generation.

Well-defined, proven and replicable management model supporting operational excellence, stability and high returns

We believe we have an operating model that allows us to achieve margins that are above our peers in Brazil and North America, and we believe our profitability levels are above the industry average. Moreover, we have consistently delivered Adjusted ROCE well above our cost of capital in our principal markets. We believe our replicable management model has helped us to create positive results and will allow us to improve performance of companies or assets that we may invest in or acquire, including our operations in North America and the companies and related assets we acquired in connection with the 2012 Cimpor asset exchange.

The key elements of our management model are: (1) delivering superior returns by actively managing our cost structure to adapt to changing market conditions; (2) increasing efficiencies in the use of raw materials and other large-scale supply contracts in order to benefit from our economies of scale; and (3) employing qualified and experienced professionals. Our management is guided by value creation, based on cash value added. In order to completely align our guidance with our management, part of our management’s compensation is based on this performance metric.

Experienced senior management team with strong sponsorship of Votorantim Industrial

Our senior management team has many years of experience with a strong focus on financial performance, operating efficiencies and shareholder returns. In addition, our senior management is committed to sustainability and attaining solid financial results in a socially and environmentally responsible way. Our senior management team has successfully transformed our company into a global vertically-integrated heavy building materials company with a focus on further diversifying our product offerings and geographic presence. Over the past 80 years we have made strategic acquisitions and divestments, and implemented brownfield and greenfield projects that increased our annual installed capacity, while also focusing on cost reductions and improved financial performance.

We also have a committed controlling shareholder, Votorantim Industrial, which has a profound knowledge of the cement industry resulting from its leading industrial position over its 80-year history. We believe that Votorantim Industrial’s sponsorship gives us a competitive advantage, due to its continuing support and long-term vision for global growth. In addition, Votorantim Industrial’s proven track record in implementing strong corporate governance practices has contributed to our sustainable growth.

Business Strategy

We are focused on expanding organically in Brazil and coupling this growth with international expansion primarily through acquisitions. We seek to continue to grow with financial discipline and maintenance of an adequate capital structure, positioning ourselves as a leading company in terms of profitability.

Continue to grow organically in Brazil

We intend to continue our organic growth in Brazil by maintaining and improving our cost efficiency relative to our competitors, further increasing our product offerings and geographic reach and reducing delivery times for our customers. We will continue to create brand awareness, deliver high-quality products and maintain our high penetration rate in the retail segment, which will allow us to continue to earn a premium for our products. In addition, we intend to increase our participation in the technical market (a segment composed mainly of mid- to large-scale construction companies), which, according to Consulting Group LCA, is a growing segment that demands an ample portfolio of quality products and services similar to what we provide.

We believe that we have not yet fully achieved the benefits of our recently increased installed capacity in terms of our sales volume and our operating results due to the ramp-up period required for a new cement plant to reach its full capacity. During 2012, we invested R$1,171.3 million in our new plants, which we expect to produce at their full capacity within one year from their operating commencement date.

Further expand our international presence through acquisitions and investments

We intend to continue to further expand our operations internationally through a vertically integrated platform and footprint in high-growth markets. When considering acquisition or investment opportunities in North America, we will select companies or assets with potential to improve their operating and financial performances and generate synergies with our existing clusters. In South America, we will continue to invest in premium assets, generally in cement and often in partnership with strong domestic established businesses. We will continue to identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further into integrated building materials businesses as construction markets become more sophisticated over time. We intend to maintain the same growth discipline that has proven successful throughout our corporate history.

Continue to enhance profitability and improve the financial performance of our existing assets

In Brazil, we have invested, and intend to continue to invest, to improve our profitability and cost efficiencies by utilizing advanced production technologies. We expect to continue using alternative fuels to further reduce our energy costs by investing in energy co-processing. We will further maintain our track record of achieving cost efficiency through disciplined cost management policies and by leveraging our know-how and industry-leading technical expertise.

In North America, we will focus our efforts on maximizing the benefits from the expected market recovery, and we expect to further improve the utilization rates of our plants as higher sales volume reduce our fixed costs per ton sold. In South America, we will continue to work closely with our partners to share our sector expertise and replicate our successful management model.

With respect to the Cimpor assets that we recently acquired through the 2012 Cimpor asset exchange, we will apply our management model and cement know-how (as we previously did and continue to do in North America) to the assets we own and operate. We seek to bring these new assets to operating and profitability standards similar to the most efficient companies and plants in our portfolio. Our turn-around operational plans to improve the profitability of these companies involve, among other things, enhancing our operating efficiency to levels comparable to those in our most efficient cement plants. We believe our investments will be successful given our lean organizational structure and our vast commercial expertise in many different markets.

Further leverage our market positions and distribution networks to expand our value-added product and services offerings

In providing our customers with the best products and services, we plan to focus on further diversifying our product base by increasing the production and sale of aggregates, ready-mix concrete, mortar and other building materials. We will continue to manage our product offerings as a vertically integrated business, which allows us to capture a greater portion of the cement value chain and to offer our customers integrated solutions to meet their needs. We will also continue to benefit from our vast commercial expertise in a wide range of products and markets. We are positioned to capture an increase in demand in ready-mix concrete, aggregates and mortar in Brazil, and in ready-mix concrete and aggregates in North America and South America (excluding Brazil). We also believe there is a substantial demand in Brazil for ready-mix concrete-based products over other materials, particularly in infrastructure such as ports, airports, dams, sanitation projects and the government-subsidized housing segments, which will result in higher cement bulk sales.

Continue to focus on sustainability and social responsibility

We are committed to sustainable development. Sustainability means ensuring business continuity and long-term growth, while focusing on environmental and social responsibility and results that are consistent with value creation. Three principles determine our actions in all markets in which we operate: constant economic growth, protection of the environment and respect for our communities. By following these principles, we will continue to develop as a world-class company and operate our business in accordance with the values of sustainability.

We are a founding partner in the Cement Sustainability Initiative, or the CSI, and a strong supporter of the responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil, and we believe that we are one of the lowest carbon dioxide, or CO2, emitting cement companies in the world, based on our estimates. We intend to continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. The Votorantim Institute (Instituto Votorantim) supports our company and other companies within Votorantim Industrial in developing and implementing a social action strategy that contributes to the development of the communities in which we operate.

Risk Factors

Investing in our units and ADSs involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually were to occur, our business, financial condition and results of operations would likely be materially adversely affected, the trading price of our ADSs would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	general economic and/or political conditions in Brazil and the other countries where we operate may materially adversely affect our business, financial condition and results of operations;

•	we are dependent on the development of the Brazilian construction industry and are exposed to the risk of adverse market movements;

•

the construction industry has a cyclical nature, and variations in supply and demand, including reductions from a decrease in activities, or an increase of capacities, might lead to overcapacity and therefore to a reduced utilization of our cement plants;

•

we are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition;

•	we are dependent on adequate supplies of raw materials and electrical energy for our operations;

•	we may be unable to complete or integrate our past or prospective acquisitions and strategic alliances successfully;

•	our level of indebtedness could materially adversely affect our ability to react to changes in our business, and could make us more vulnerable to downturns in our business;

•	our business strategies require substantial investments, which we may be unable to fund competitively;

•

compliance with environmental, health and safety regulation could result in significant additional costs, and non-compliance with environmental legislation may result in punishment for environmental damages, as well as criminal and administrative sanctions, which could adversely affect us;

•

mineral exploration activities depend on authorizations, concessions and licenses from public authorities, which are subject to expiration, limitation on renewal, changes in the relevant laws and regulations, and to various other risks and uncertainties that may affect the heavy building materials industry and our activities;

•

our status as a foreign private issuer will allow us to follow alternative standards to the corporate governance standards of the NYSE, including not having a board of directors composed of a majority of independent directors, which may limit the protections afforded to investors; and

•

the Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

Our Corporate Structure

The following chart sets forth our corporate structure as of the date of this prospectus:

(1)	As of March 31, 2013, Votorantim Andina S.A., a subsidiary of VID, also had a 38.39% equity interest. On April 3, 2013, we acquired VID’s indirect equity interest in Avellaneda and as a result, as of the date of this prospectus, we own a 49.0% equity interest in Avellaneda.

(2)	As of March 31, 2013, Votorantim Andina S.A., a subsidiary of VID, also had a 38.39% equity interest. On April 3, 2013, we acquired VID’s indirect equity interest in Artigas and as a result, as of the date of this prospectus, we own a 51.0% equity interest in Artigas.
(3)	Includes a 16.7% interest owned directly by VCEAA.
(4)	Considers 100% participation in a quarry recently acquired through the 2012 Cimpor asset exchange.
(5)	We hold our assets in Spain mainly through (1) Cementos Cosmos, S.A., (2) Cementos Teíde, S.L.U. (formerly known as Cimpor Canarias, S.L.), or Cementos Teíde, and (3) Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.
(6)	We hold our assets in Turkey mainly through Votorantim Çimento Sanayi ve Ticaret A.Ş. (formerly known as Cimpor Yibitas Çimento Sanayi ve Ticaret A.Ş.), or Çimento Sanayi.
(7)	We hold our assets in Morocco mainly through Cementos Asment EAA.
(8)	We hold our assets in Tunisia mainly through two principal indirect subsidiaries: (1) Societe des Ciments de Jbel Oust – CJO; and (2) Terminal Cementier Gabes - TCG.
(9)	We hold our assets in India mainly through Shree Digvijay Cement Company Limited.
(10)	Our assets related to our business in China are classified as “held for sale” in our unaudited consolidated interim financial information and in our audited consolidated financial statements. See “Presentation of Financial and Other Information—Financial Statements—China operations held for sale.” As of the date of this prospectus, we hold an 80.0% equity interest in Cimpor Macau Investment Company S.A., or Cimpor Macau, in China. See “Business—The 2012 Cimpor Asset Exchange.”
(11)	Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence its strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(12)	We also have equity interests in Polimix Cimento Ltda., or Polimix Cement, and Verona Participações Ltda., or Verona, two cement companies. Although we own 51.0% of the outstanding capital stock of Polimix Cement, we do not exercise control over this company as a result of our limited rights to influence its strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(13)	Refers to Suwannee, which we hold through our 100% equity interest in Suwannee Holdings LLC.
(14)	As of March 31, 2013, we held a 15.15% equity interest in Bío Bío. On April 18, 2013 we acquired an additional 1.549% equity participation in Bío Bío in a transaction on the Santiago Stock Exchange, and as a result, as of the date of this prospectus, we hold a 16.70% equity interest in Bío Bío.

Recent Developments

On April 16, 2013, we acquired an aggregate 30% equity interest in Cimpor Macau in China. This acquisition was part of our strategy to facilitate the proposed sale of our operations in China. As of the date of this prospectus, we hold an 80% equity interest in Cimpor Macau.

On April 3, 2013, our subsidiary Votorantim Europe, S.L.U. entered into a share purchase agreement with Votorantim Andina S.A., a subsidiary of VID, pursuant to which we purchased 374,090,472 shares of Artigas, representing 38.39% of the capital stock of this company and 25,306,594 class B shares of Avellaneda, representing 38.39% of the capital stock of this company, for an aggregate cash purchase price of €154.6 million (equivalent to R$402.0 million using the exchange rate applicable as of April 3, 2013 of R$2.6001 per €1.00), which corresponds to the fair value of the equity interest in Avellaneda and the book-value of the equity interest in Artigas. As a result, we currently own a 51.0% equity interest in Artigas and a 49.0% equity interest in Avellaneda.

On April 18, 2013, we acquired an additional 1.549% equity interest in Bío Bío in a transaction on the Santiago Stock Exchange for a purchase price of 2,742.7 million Chilean pesos (equivalent to R$11.6 million using the exchange rate applicable as of April 18, 2013 of R$0.0042 per 1.00 Chilean peso).

On April 30, 2013, our shareholders approved a 49-to-1 stock split by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares. The quantity of our shares outstanding at December 31, 2012 and March 31, 2013 after retrospective adjustment for this stock split was 5,421,131,562 common shares and 100 preferred shares.

Corporate Information

We were incorporated initially as a limited liability company (sociedade limitada) under the laws of Brazil on January 9, 1997, with unlimited duration and on June 1, 2009 became a corporation (sociedade por ações). Our principal executive offices are located at Praça Professor José Lannes, 40, 9º andar, 04571-100, São Paulo, SP, Brazil. We are currently registered as Company No. 35300370554 by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP). Our telephone number is +55 (11) 2162-0600. Our website address is www.vcimentos.com.br. None of the information contained therein or connected thereto shall be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business, including—Votoran, Itaú Cimentos, Poty, Tocantins, Aratu, Votomassa, Matrix, Engemix, Prairie, Prestige, Cosmos, Kamal, Jbel Oust and Temara, which are our major brand names. We also have several other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

The following is a brief summary of the terms of this global offering and should be read together with more detailed information included elsewhere in this prospectus. For a more complete description of our common and preferred shares and our ADSs, see “Description of Capital Stock” and “Description of American Depositary Shares” in this prospectus.

Issuer	Votorantim Cimentos S.A.

Selling Shareholder	Votorantim Industrial S.A.

International Underwriters	Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC, BTG Pactual US Capital LLC, HSBC Securities (USA) Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., Bradesco Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco do Brasil Securities LLC and Banco Votorantim Securities, Inc.

Brazilian Underwriters

Banco Morgan Stanley S.A., Banco J.P. Morgan S.A., Banco Itaú BBA S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco BTG Pactual S.A. – Cayman Branch, HSBC Bank Brasil S.A. – Banco Múltiplo, Goldman Sachs do Brasil Banco Múltiplo S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco BBI S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., BB-Banco Investimentos S.A. and Banco Votorantim S.A.

Global Offering	This global offering consists of an international offering and a concurrent Brazilian offering.

International Offering	We and the selling shareholder are offering units, directly or in the form of ADSs, through the international underwriters in the United States and elsewhere outside Brazil. The international underwriters also will act as placement agents on behalf of the Brazilian underwriters with respect to the offering of units (otherwise not in the form of ADSs) sold to investors located outside Brazil that are authorized to invest in Brazilian securities under the requirements established by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the CMN, and Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

Brazilian Offering	Concurrently with the international offering, we and the selling shareholder are offering units, through the Brazilian underwriters in a public offering in Brazil by means of a separate Portuguese-language prospectus, including a Formulário de Referência. The Brazilian underwriters will sell units to investors located in Brazil pursuant to the requirements established by the CVM.

Employee, director and officer offering	We will reserve up to % of units in the global offering for our employees, directors and officers in Brazil at the public offering price for the Brazilian offering. See “Underwriting.”

Units	Each unit represents one of our common shares and two of our preferred shares.

American Depositary Shares	Each ADS represents two units and may be represented by American depository receipts, or ADRs. The ADSs will be issued under an ADS deposit agreement among us, Deutsche Bank Trust Company Americas, or the ADS Depositary, and the holders and beneficial owners from time to time of ADSs issued thereunder.

Offering Price	We expect the offering price will be between U.S.$ and U.S.$ per ADS and between R$ and R$ per unit.

Over-Allotment Options	We are granting the international underwriters an option, exercisable by Morgan Stanley & Co. LLC at its sole discretion upon prior written notice to the other international underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to purchase up to additional units, in the form of ADSs, minus the number of units sold by us pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, provided that the decision to allocate the additional units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined. If any additional ADSs are purchased with this over-allotment option, the international underwriters will offer the additional ADSs on the same terms as those ADSs are being offered pursuant to the international offering.

We have also granted the Brazilian underwriters an option, exercisable by Banco Morgan Stanley S.A. at its sole discretion upon notice to the other Brazilian underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to place up to an additional units, minus the number of units in the form of ADSs sold pursuant to the international underwriters’ over-allotment option, to cover over-allotments, if any, provided that the decision to allocate the additional units (including in the form of ADSs) is made jointly by the Brazilian underwriters, we and the selling shareholder at the time the price per unit and ADS is determined. See “Underwriting—Over-allotment option.”

Use of proceeds	We intend to use the net proceeds from this global offering primarily to continue our organic cement expansion strategy and diversification of our portfolio of products in Brazil, for potential acquisitions of heavy building materials companies or assets outside Brazil, for strategic investments to further improve the efficiency of our operations and for our general corporate purposes. See “Use of Proceeds.”

Share Capital Before and After Global Offering	Our issued and outstanding share capital consists of 5,421,132,562 common shares and 100 preferred shares as of the date of this prospectus. Assuming an offering price of $ per unit, immediately after the offering, we will have common shares and preferred shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, we will have units issued and outstanding.

Dividends	Brazilian corporate law and our bylaws require us to distribute at least 25.0% of our annual adjusted net profits, as calculated under Brazilian GAAP and Brazilian corporate law, unless the payment of dividends is suspended by our board of directors after having concluded that such distribution would be incompatible with our financial condition. See “Description of Capital Stock”.

Direct holders of our units will be entitled to the same dividends and any interest on stockholders’ equity as holders of the underlying common shares and preferred shares. See “Description of Capital Stock––Description of Our Units”.

Holders of our ADSs will be entitled to receive the same dividends and any interest on stockholders’ equity as the owners of the underlying units (and, consequently, the underlying common shares and preferred shares of such units), subject to the deduction of the fees of the ADS Depositary and any applicable withholding taxes and the costs of foreign exchange conversions. See “Description of the American Depositary Shares.”

Controlling Shareholder	As of the date of this prospectus, VID directly owns 100.0% of our capital stock. Upon the consummation of this global offering, our controlling shareholder will beneficially own approximately % of our outstanding common shares (including in the form of units) (assuming no exercise of the over-allotment option). As long as our controlling shareholder beneficially owns a majority of our outstanding capital stock, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval. For a discussion on the limitations and risks to investors related to our controlling shareholder’s influence over us, see “Risk Factors—Risks relating to our units and ADSs—Our controlling shareholder will continue to have significant influence over us after this global offering, and its interests may conflict with the interests of our minority shareholders.”

Voting Rights

Each common share entitles its holder to one vote at any annual or extraordinary shareholders’ meeting. In accordance with the rules set forth under the Level 2 segment of the BM&FBOVESPA, each preferred share entitles the holder, in addition to the voting rights granted under the Brazilian corporate law, to one vote on the following matters: (1) approval of our conversion into another corporate form, merger, spinoff or consolidation; (2) approval in any shareholders’ meeting of agreements between us and our controlling shareholders, directly or through third parties, as well as other companies in which the controlling shareholders have an interest, to the extent required by law or by our bylaws; (3) valuation of assets used to pay for any capital increase; (4) the selection of an investment bank, auditing firm or another qualified company to deliver a valuation report in the event of our delisting from the Level 2 segment of the BM&FBOVESPA or a going private transaction; and (5) amendment or revocation of bylaws provisions that would modify our compliance with requirements in the Level 2 segment of the BM&FBOVESPA, so long as the Level 2 participation agreement remains in effect. See “Description of Capital Stock—Rights of Preferred Shares.”

Direct holders of our units will be entitled to the same voting rights as holders of the underlying common shares and preferred shares. See “Description of Capital Stock––Description of Our Units.”

Holders of our ADSs do not have voting rights, but may instruct the ADS Depositary how to vote the underlying units with respect to the underlying common shares and preferred shares of such units. See “Description of American Depositary Shares.”

Tag Along Right	In the event of a sale of a controlling stake in our company, the acquiring person must extend a public tender offer to purchase all our common shares and preferred shares not already held by the acquiring person, at a minimum price per share equal to 100% of the price per share paid for the controlling stake. See “Description of Capital Stock—Rights of Common Shares” and “—Rights of Preferred Shares.”

Listings	We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “ ”. We have also applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the BM&FBOVESPA, under the symbols “ ”, “ ” and “ ”, respectively.

Lock-up agreements

We, the selling shareholder and our directors and officers have agreed that, within 180 days following date of this prospectus, subject to certain exceptions, we and they will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC or the CVM a registration statement relating to, any of the ADSs, the units or the underlying shares, or securities convertible into or exchangeable or exercisable for any of such ADSs, units or underlying shares, or publicly disclose our intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the international underwriters.

Additionally, pursuant to the regulations of the Level 2 segment of the BM&FBOVESPA, we, VID and our directors and executive officers may not sell and/or offer to sell any ADSs, units and the underlying shares (or derivatives of such securities) they own immediately after this global offering, as well as any securities or other derivatives linked to securities issued by us, for six months after the publication in Brazil of the announcement of commencement of the offering. After the expiration of this six-month period, we, VID and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40.0% of such securities. See “Underwriting—No sale of similar securities.”

ADS Depositary	Deutsche Bank Trust Company Americas

Taxation	For certain Brazilian and U.S. federal income tax consequences with respect to the acquisition, ownership and disposition of the ADSs and the units, see “Taxation.”

Risk Factors	See “Risk Factors” and other information in this prospectus before investing in our units or ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the over-allotment options of the international underwriters and the Brazilian underwriters.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth our summary consolidated financial information as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 and as of and for the years ended December 31, 2012, 2011 and 2010. The financial information as of March 31, 2013 and December 31, 2012, and for the three-month periods ended March 31, 2013 and 2012 has been derived from our unaudited consolidated interim financial information, included elsewhere in this prospectus. The financial information as of December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The financial information as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. You should read the following summary consolidated financial and other information in conjunction with “Presentation of Financial and Other Information,” “Selected Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Three-Month Period Ended March 31,			For the Year Ended December 31,
	2013	2013	2012(2)	2012	2012(3)	2011(3)	2010(3)
(amounts expressed in millions, except for per share amounts and number of shares)	(in U.S.$)(1)	(in reais)		(in U.S.$)(1)	(in reais)
Statement of income data:
Continuing operations
Revenues	1,231.9	2,480.8	2,057.8	4,708.4	9,481.7	8,698.4	8,047.1
Cost of sales and services	(873.8)	(1,759.6)	(1,418.6)	(3,067.4)	(6,177.1)	(5,684.5)	(4,986.9)

Gross profit	358.1	721.2	639.2	1,641.0	3,304.6	3,013.9	3,060.2
Selling expenses	(92.5)	(186.2)	(112.8)	(302.9)	(610.0)	(595.4)	(500.7)
General and administrative expenses	(89.9)	(181.1)	(127.9)	(331.7)	(668.0)	(530.0)	(413.1)
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—		—	—	1,672.4
Gain on the disposal of our 21.21% equity interest in Cimpor	—	—	—	132.5	266.8	—	—
Other operating income (expenses), net	45.6	91.9	47.1	141.4	284.8	(295.9)	187.2

Operating profit before equity results and net financial income (expense)	221.3	445.7	445.7	1,280.2	2,578.1	1,592.6	4,006.0
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor	—	—	—	(84.5)	(170.1)	—	—
Equity in results of investees	0.2	0.4	18.6	12.7	25.5	311.8	192.0
Financial income (expenses), net	(56.3)	(113.4)	(106.4)	(464.4)	(935.3)	(772.4)	(390.8)

Profit before income tax	165.2	332.7	357.9	744.0	1,498.2	1,131.9	3,807.2
Income tax and social contribution	(62.2)	(125.2)	(107.6)	70.6	142.3	(277.1)	(1,126.8)

Net income from continuing operations	103.1	207.5	250.3	814.6	1,640.5	854.8	2,680.4
Discontinued operations
Loss from discontinued operations	(5.6)	(11.4)	—	—	—	—	—

Net income for the period	97.4	196.2	250.3	814.6	1,640.5	854.8	2,680.4

Net income attributable to controlling interests	96.5	194.3	244.4	802.9	1,616.8	835.5	2,648.4
Net income attributable to non-controlling interests	1.0	1.9	5.9	11.8	23.7	19.3	32.0

Net income for the period	97.4	196.2	250.3	814.6	1,640.5	854.8	2,680.4

Net income per share – basic and diluted– R$(4)	0.018	0.036	0.045	0.148	0.298	0.154	0.503
Net income per share – continuing operations – basic and diluted – R$(4)	0.018	0.037	0.045	0.148	0.298	0.154	0.503
Net income per share – discontinued operations – basic and diluted – R$(4)	—	(0.001)	—	—	—	—	—
Weighted average number of total shares outstanding (in thousands)(4)	5,421,132	5,421,132	5,421,132	5,421,132	5,421,132	5,410,090	5,264,266

(1)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Derived from our audited consolidated financial statements.
(4)	Retrospectively adjusted for the 49-to-1 stock split approved by our shareholders on April 30, 2013 by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares.

	As of March 31,		As of December 31,
(amounts expressed in millions)	2013	2013	2012	2012(2)	2011(3)	2010(3)
	(in U.S.$)(1)	(in reais)	(in U.S.$)(1)	(in reais)
Balance sheet data:
Cash and cash equivalents	136.7	275.2	464.9	936.3	225.1	24.9
Financial investments	922.1	1,856.8	1,009.2	2,032.4	1,450.5	1,184.0
Total current assets	2,427.3	4,888.0	2,744.6	5,527.1	3,791.6	3,015.8
Assets related to business classified as held for sale (4)	686.6	1,382.7	348.2	701.2	—	—
Investments in associated companies	643.1	1,295.1	1,018.3	2,050.6	3,241.4	3,521.5
Property, plant and equipment	4,612.9	9,289.5	4,628.5	9,320.8	6,954.3	5,581.3
Intangible assets	2,333.5	4,699.2	2,382.8	4,798.4	3,466.4	3,259.4
Total assets	11,448.7	23,055.4	11,876.4	23,916.6	18,629.2	16,372.3
Current debt (5)	612.3	1,233.0	301.4	606.9	413.6	220.7
Total current liabilities	1,696.4	3,416.3	1,602.1	3,226.3	2,158.3	1,968.5
Liabilities related to business classified as held for sale (4)	144.7	291.5	136.1	274.1	—	—
Non-current debt (6)	5,492.5	11,060.7	6,046.9	12,177.2	7,643.2	5,027.6
Total non-current liabilities	7,126.3	14,351.0	7,701.1	15,508.4	11,052.5	9,343.0
Capital stock	1,363.6	2,746.0	1,363.6	2,746.0	2,746.0	2,327.2
Profit reserves	392.2	789.8	392.2	789.8	1,963.9	2,415.1
Non-controlling interest	123.9	249.6	124.1	249.9	192.0	186.4
Total stockholders’ equity	2,481.2	4,996.6	2,437.1	4,907.8	5,418.4	5,060.8
Total liabilities and stockholders’ equity	11,448.7	23,055.4	11,876.4	23,916.6	18,629.2	16,372.3

(1)	Solely for the convenience of the reader, real amounts as of March 31, 2013 and December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Derived from our audited consolidated financial statements.
(4)	Includes the assets and liabilities related to our operations in China and our interest in VILA.
(5)	Includes current portion of long-term debt.
(6)	Excludes current portion of long-term debt.

	As of and for the Three-Month Period Ended March 31,				As of and for the Year Ended December 31,
	2013	2013	2012(2)		2012	2012(2)(3)	2011(3)	2010(3)
(amounts expressed in millions, except for ratios and operating data)	(in U.S.$)(1)	(in reais)			(in U.S.$)(1)	(in reais)
Other financial data:
Working capital (4)	670.5	1,350.3	—		614.1	1,236.6	1,014.3	837.9
Capital expenditures (5)	183.5	369.5	419.0		744.9	1,500.1	1,723.1	964.4
Depreciation, amortization and depletion	86.1	173.4	125.6		277.2	558.3	441.1	420.3
EBITDA before results of investees (6)	301.6	607.4	571.3		1,557.5	3,136.4	2,033.7	4,426.3
Adjusted EBITDA (6)	313.6	631.6	583.9		1,524.8	3,070.7	2,776.8	2,805.8
Adjusted EBITDA margin (7)	25.5%	25.5%	28.4%		32.4%	32.4%	31.9%	34.9%
Net debt (8) /Adjusted EBITDA (9)	3.3	3.3	n.a.	(11)	3.2	3.2	2.3	1.4
Adjusted ROCE (10)	23.4%	23.4%	n.a.	(11)	21.6%	21.6%	27.2%	36.0%

Operating segment and product information:
Revenues by operating segment:
Brazil operations (12)	946.2	1,905.4	1,847.6		3,826.1	7,705.1	7,250.4	6,538.1
North America operations	121.1	243.9	210.2		882.2	1,776.6	1,448.0	1,509.0
Europe, Africa and Asia operations	164.6	331.5	—		—	—	—	—
Revenues by product:
Cement	870.1	1,752.2	1,413.0		3,127.1	6,297.4	5,890.9	5,472.4
Ready-mix concrete	235.6	474.5	391.1		1,042.4	2,099.1	1,880.7	1,789.3
Aggregates	37.3	75.2	78.0		188.2	379.0	371.9	303.6
Other building materials	88.9	179.0	177.6		350.7	706.2	554.9	481.8
Adjusted EBITDA by operating segment (13):
Brazil operations (12)	301.3	606.8	627.9		1,378.0	2,775.1	2,574.8	2,542.4
North America operations	(17.4)	(35.1)	(44.1)		146.8	295.6	201.9	263.4
Europe, Africa and Asia operations	29.7	59.9	—		—	—	—	—

Operating data:
Installed cement capacity (in thousand tons per year) (14)	52,302	52,302	31,620		52,205	52,205	32,039	29,035
Cement production (in thousand tons)	8,495	8,495	6,073		28,347	28,347	27,185	25,246
Number of employees	15,697	15,697	11,498		15,666	15,666	11,353	11,587

(1)	Solely for the convenience of the reader, real amounts as of and for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Balance sheet information as of March 31, 2012 and December 31, 2012 has been recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Statement of income information for the years ended December 31, 2012, 2011 and 2010 derived from our audited consolidated financial statements.
(4)	Working capital is defined as trade receivables plus inventories less trade payables.
(5)	Represents cash disbursements for purchase of property, plant and equipment as presented in our statement of cash flows.
(6)	We define EBITDA before results of investees as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received minus/plus EBITDA from discontinued operations. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(7)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.
(8)	Net debt is the sum of total short- and long-term debt minus cash and cash equivalents, financial investments and derivatives.
(9)	Net debt/Adjusted EBITDA ratio is the ratio of our net debt as of the end of the applicable period divided by our Adjusted EBITDA most recently concluded period of four consecutive fiscal quarters.
(10)	We calculate Adjusted ROCE by dividing the sum of our operating profit from continuing operations before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions that are considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities, in each case, from continuing operations. For March 31, 2013 and 2012, Adjusted ROCE is presented for the 12-month periods ended March 31, 2013 and 2012.
(11)	Not available.
(12)	Includes South America.
(13)

We calculate EBITDA before results of investees for each of our operating segments as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received minus/plus from discontinued operations. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(14)	As of March 31, 2013, includes total installed cement production capacity of Artigas. As of March 31, 2013 and December 31, 2012, installed cement production capacity includes assets from Europe, Africa and Asia.

RISK FACTORS

This initial public offering and an investment in our units or ADSs involve a significant degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to invest in our units or ADSs. If any of the following risks were to occur, our business, financial condition and results of operations we would likely be materially adversely affected. In that event, the trading price of our units or ADSs would likely decline and you might lose all or part of your investment.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our units or ADSs, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning

Risks relating to our business and industry

General economic conditions in Brazil and in other countries where we operate may materially adversely affect our business, financial condition and results of operations.

General economic conditions in the countries where we operate may have a material adverse impact on our business, financial condition and results of operations.

We are highly dependent on the results of our operations in Brazil. In 2012 and in the three-month period ended March 31, 2013, sales of our Brazilian operations segment (including our operations in South America) represented 81.3% and 76.8%, respectively, of our consolidated net revenue. Real Brazilian GDP growth for 2012, the most recently available data, was 0.9%, according to the IBGE. This recent economic slowdown, coupled with the ongoing effects of the global economic crisis may result in greater economic and financial volatility and continued stagnation in terms of GDP growth, all of which could negatively impact the demand for and pricing of our products and, consequently, our business and results of operations. Actions taken by the Brazilian federal government and the Brazilian Central Bank may not prevent further slowdown of the Brazilian economy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Revenue and Results of Operations—Macroeconomic Conditions in Brazil.”

In addition, we depend on the results of our operating subsidiaries in North America, our 50/50 joint ventures in the States of Florida and Michigan, our controlling interests in Bolivia and Uruguay and our results from equity participations in Argentina and Chile. The broad impact of the global economic crisis, including the lingering effects of the European debt crisis, has caused economic slowdown in certain of these countries, which, in some cases, has been compounded by volatile domestic economic and financial conditions. See “—Risks relating to Brazil, North America and other emerging markets in which we operate—Economic conditions in North America and other markets where we operate may adversely affect our business, financial condition and results of operations.” There is still a significant risk that the measures taken by governments and central banks in certain of these countries to combat the effects of the global economic crisis may not prevent further economic declines in several of these countries. The downturn in the construction industry, which is highly correlated to economic conditions, has been particularly severe in certain countries that experienced greater expansion in the housing market during years of high levels of availability of credit (such as the United States and Spain). Any further contraction in the availability of credit could materially adversely affect the demand for our products in Brazil, North America and other markets in which we operate, as well as the cost and availability of our needed raw materials, thereby causing a material adverse effect on us.

We are dependent on the development of the Brazilian construction industry and are exposed to the risk of adverse market movements.

Cement consumption is highly correlated to construction levels. Given the extent of our Brazilian operations, our business is dependent to a high degree on the development of the Brazilian construction industry, which is closely linked to the general economic situation and the priorities and financial resources of Brazilian federal governmental authorities.

Throughout Brazil, the construction industry is cyclical and dependent upon the residential and commercial construction markets. Specifically, the demand for our cement and other products depends, in large part, on residential construction in Brazil, an important component of which includes housing construction and home improvement for the low-income segment. In 2012, approximately 48.7% of total cement sales in Brazil were made to the retail market, according to the SNIC. A decline in Brazilian economic conditions may decrease the availability of favorable financing to individuals seeking to build or improve their homes and may also generally reduce household disposable income, which could cause a significant reduction in residential construction and, accordingly, demand for our products. Government policies related to housing and housing credit, such as the My House, My Life (Minha Casa Minha Vida), or MCMV Program, also impact cement demand.

Government policies relating to investments in infrastructure projects (e.g., highways, ports and railroads) and public sector construction also have a significant effect on demand for our products. In Brazil, we expect significant government-funded investments in infrastructure over the next years, due to the PAC, the 2014 FIFA World Cup and the 2016 Olympic Games, among others. If these investments are not made due to macroeconomic factors or otherwise, are delayed or generate a demand for products that is below our expectations, we may not be able to successfully achieve the results expected in our strategic plan.

Negative trends in the construction industry or in key regional markets where we operate could have a material adverse effect on our financial condition and results of operations.

The construction industry has a cyclical nature, and variations in supply and demand, including reductions from a decrease in activities, or an increase of capacities, might lead to overcapacity and therefore to a reduced utilization of our cement plants.

We are affected by the cyclical nature of the construction industry, which is characterized by periods of growth and decline caused by variations in supply and demand. Delays in the capacity adjustment process following a significant decrease in demand, or conversely a greater than expected increase of competitors’ investments in additional capacity, might lead to overcapacity and a reduction in our utilization of our cement plants. This may cause reduced sales volumes and/or a decrease in prices, which could have a negative impact on our overall financial condition and results of operation.

If we do not succeed in reducing overcapacity (for example by plant closures) at reasonable costs, thereby lowering our cost base and helping to minimize the excess supply that contributes to a potential decrease in prices, or if strategically we continue to operate plants because we expect a recovery in demand, we may face a further decline in cash flow. Even if we successfully reduce our capacity, such reduction may lead to significant costs in particular for closures of plants or other restructuring measures. In addition, the pricing and production policies of competitors could, in some markets, frustrate our commercial efforts.

We are also subject to the risk that we could build up excess capacity, for example as a result of our incorrect evaluation of market developments, which cannot then be fully utilized. Any failure to adequately use our production capacity could lead to extraordinary depreciation on production equipment and significant impairment charges on goodwill and have negative consequences due to the relatively high level of fixed costs.

The realization of one or more of the aforementioned risks could have a material adverse effect on our business, financial condition and results of operations.

We are subject to substantial competition in our markets, which could decrease our market share and profitability in the regions in which we operate.

The cement, aggregates, ready-mix concrete, mortar and other building materials markets in Brazil, North America and the other markets in which we operate are highly competitive. We face consolidated markets with substantial competition from domestic and international competitors. In addition, we may face competition from imports of foreign competitors. See “Business—Our Operations in Brazil—Competition.”

Our competitive position is impacted by price, logistics and production costs. In Brazil our major competitors are InterCement Brasil S.A. and Cimento Nassau (João Santos), and globally we compete with local and international players, including Lafarge S.A., CEMEX S.A.B. de C.V., HeidelbergCement AG and Holcim Ltd.

Some of our global competitors have greater financial and marketing resources, larger customer bases and a greater breadth of product offerings than we do. In addition, some of these competitors may be able to obtain financing on terms more favorable than we are. If we are unable to remain competitive, or our competitors are more aggressive in competing with us, this may have a material adverse effect on us in Brazil and the other markets in which we operate.

We are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition.

We, together with other cement producers, are subject to ongoing investigations by Brazilian antitrust authorities, particularly given the overall size and significance of our cement operations and our Brazilian market leadership. For example, in 2003 the Secretary of Economic Law of the Brazilian Ministry of Justice (Secretaria de Direito Econômico), or SDE, initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust law by allegedly not selling certain types of cement to ready-mix concrete companies. Moreover, in 2006, the SDE initiated another administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. See “Business—Legal Proceedings.”

These investigations could result in criminal penalties for certain individuals, administrative fines that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0%, if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of VID and its subsidiaries, and also the following non-monetary penalties (pursuant to Brazilian law): (1) publication of the summary decision in a widely-circulated newspaper, which may have a negative reputational impact on the company; (2) ineligibility to obtain financing from governmental financial institutions or participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies; (3) inclusion in the Brazilian Consumer Protection List for wrongdoing; (4) recommendations to the competent public agencies to require that compulsory licenses for intellectual property rights owned by the culpable party are granted in applicable cases; (5) recommendations to the competent public agencies to deny the benefit of paying any overdue federal taxes in installments; (6) total or partial cancellation of tax incentives or public subsidies; and (7) mandatory spin-off, transfer of corporate control, sale of assets or partial cessation of our activities, and any other measure deemed necessary by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, to eliminate the detrimental effects to competition caused by the anticompetitive conduct. Any such adverse decision and/or fine could have a material adverse effect on our financial condition and results of operations.

As a related matter, in 2012, the Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against us, in addition to eight other defendants, including several of Brazil’s largest cement manufacturers, alleging breach of Brazilian antitrust law as a result of alleged cartel formation and demanding, among other things, that: (1) defendants pay an indemnity, on joint basis, in the amount of R$5,600 million in favor of the class action plaintiffs for moral and collective damages; (2) defendants pay 10.0% of the total amount paid for cement or concrete acquired by the consumers of the brands negotiated by the defendants, between the years 2002 and 2006; and (3) defendants suffer the following penalties under Articles 23, Item I and 24 of the Law No. 8.884/94: (i) in addition to the fine referred to in item (1) above, a fine ranging from 1.0% to 30.0% of the annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of VID and its subsidiaries, which may never be in an amount less than the monetary advantage gained; and (ii) ineligibility, for a period of at least five years, to obtain financing from governmental financial institutions or to participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies. Because the total amount of the claims in this civil class action amounts to R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. This action is based on the same fact allegations of the SDE administrative proceedings especially the 2006 proceeding. For a description of our administrative and judicial proceedings, see “Business—Regulatory Matters—Antitrust regulations” and “Business—Legal Proceedings.”

We are also involved in a substantial number of tax, civil and labor disputes, some of which involve significant monetary claims. As of March 31, 2013, we had an estimated R$6,279.4 million (U.S.$3,118.2 million) in litigation contingencies for which the risk of loss was deemed probable and we had established provisions of R$1,249.9 million (U.S.$620.7 million) for those deemed probable. As of the same date, we had also made judicial deposits in the amount of R$553.7 million (U.S.$275.0 million) and R$207.2 million (R$102.9 million) related to our litigation contingencies for probable and possible claims, respectively. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect us. For some of these lawsuits, we have not established any provision, or we have established a provision for a portion of the amount in controversy, based on the judgment of our counsel involved in these disputes. An unfavorable outcome in our pending disputes may have a material adverse effect on us. See “Business—Legal Proceedings.”

We depend on adequate supplies of raw materials and electrical energy for our operations.

Our business requires raw materials, including clinker, gypsum, slag, fly ash and other materials for the production of clinker and cement. For example, we plan to negotiate the purchase of a substantial amount of fly ash from one of our Brazilian suppliers and we purchase a substantial portion of the sacks we use for our bagged cement from another Brazilian supplier. Raw material supply conditions generally involve multiple risks, including the possibility of higher raw material costs and reduced control over delivery schedules, any or all of which may materially adversely affect us. We may not be able to obtain adequate supplies of raw materials in a timely and cost-effective manner, which may have a material adverse effect on us.

We use substantial amounts of petcoke in our cement production processes and are dependent on a limited number of suppliers who set the price of petcoke in U.S. dollars, which may adversely affect our operating results. For example, a 30.0% decrease in average petcoke prices from 2011 to 2012 was the primary driver of a 0.5% decrease in our variable costs, while increases in average petcoke prices of 15.1% from 2010 to 2011 increased such costs. We do not engage in hedging transactions in connection with the price of petcoke. In addition, any shortage or interruption in the supply of petcoke could also disrupt our operations.

We consume substantial quantities of electrical energy in our cement production processes and currently rely on third-party suppliers for a significant portion of our total energy needs. In 2011, 2012 and the three-month period ended March 31, 2013, electricity costs represented approximately 8.6%, 7.8% and 9.1%, respectively, of our total costs and expenses. As of December 31, 2012, we have sourced approximately 28.4% of our power purchase agreements from third parties through short-term, one-year contracts that permit tariffs to be adjusted on a semi-annual basis. Our results of operations may be materially adversely affected by higher costs of electricity or unavailability or shortages of electricity, or an interruption in energy supplies. For example, a 17.8%, or R$88.3 million, increase in our electricity expenses in 2011 was primarily the result of a 20.6% increase in electricity costs in Brazil, contributing substantially to a 14.0%, or R$697.5 million, increase in our consolidated cost of sales and services. Electricity shortages have occurred from time to time in Brazil and certain other countries in which we operate and could occur again in the future, and there can be no assurance that power generation capacity will grow sufficiently to meet our demand. Shortages may materially adversely impact the cost and supply of electricity for our operations.

We may be unable to complete or integrate our past or prospective acquisitions and strategic alliances successfully.

We have recently acquired operating subsidiaries in Spain, Turkey, Morocco, India, Tunisia and China. If we were to encounter unexpected difficulties integrating the operations of our recently acquired subsidiaries, or if their businesses do not develop as we expect, we may incur impairment charges in the future that could be significant and that could have a material adverse effect on our results of operations and financial condition. In addition, we have acquired equity interests in other companies and cement plants in the past, and may in the future acquire additional businesses or enter into new strategic alliances and/or joint ventures as part of our strategy to expand our presence outside Brazil and diversify our product base. We are unable to predict whether or when we may pursue any additional acquisitions or alliances, or the likelihood of a material transaction or acquisition being completed on terms favorable to us. Our ability to continue to expand successfully through acquisitions and strategic alliances depends on many factors, including the general availability of suitable targets, as well as our ability to identify such targets, negotiate favorable terms, obtain financing and close transactions. Even if we are able to complete acquisitions or strategic alliances, these transactions may involve significant risks, including the following:

•	failure of the acquired businesses to achieve projected results;

•	inability to successfully integrate the operations, systems, services and products of any acquired company, or to achieve expected synergies and/or economies of scale;

•	unanticipated liabilities or contingencies;

•	failure to effectively plan or manage any acquisition or strategic alliance;

•	antitrust considerations and other regulatory requirements;

•	diversion of attention of our management; and

•	inability to retain or hire key personnel for the acquired businesses.

If we are unable to integrate or manage acquired businesses or strategic alliances successfully, we may not realize anticipated cost savings, revenue growth and levels of integration, which may have a material adverse effect on us.

Our level of indebtedness could materially adversely affect our ability to react to changes in our business, and could make us more vulnerable to downturns in our business.

As of March 31, 2013, we had outstanding consolidated indebtedness of R$12,293.7 million (U.S.$6,104.7 million), of which 10.0% was short-term indebtedness and 90.0% was long-term indebtedness. Assuming that we were to make all amortization payments and payments on our loans, financings and debentures outstanding as of March 31, 2013 on their scheduled payment dates and with interest rates and foreign exchange rates in effect as of March 31, 2013, our estimated total debt service obligations would be R$1,734.6 million (of which R$937.4 million corresponds to principal payments and R$797.3 million to interest expense) within one year, R$1,213.4 million (of which R$404.8 million corresponds to principal payments and R$808.5 million to interest expense) between April 1, 2014 and March 31, 2015, and R$1,216.3 million (of which R$405.2 million corresponds to principal payments and R$811.1 million to interest expense) between April 1, 2015 and March 31, 2016. For additional information on our estimated future debt service obligations see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments.”

The level of our indebtedness and our repayment profile could have important consequences, certain of which could have a material adverse effect on us. Specifically, our level of indebtedness could:

•	limit our flexibility to plan for, or react to, competition and/or changes in our business or our industry;

•

require us to dedicate a substantial portion of our cash flow to service our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain financing on terms favorable to us or increase our funding costs;

•	place us at a competitive disadvantage relative to some of our competitors that are less leveraged than us;

•	increase our vulnerability to downturns in our business; and

•	impact our credit rating and the condition under which additional financing is available to us.

Our ability to service our level of indebtedness may have a material adverse effect on our liquidity, financial condition and results of operations.

Our business strategies require substantial investments, which we may be unable to fund competitively.

Our business strategies to continue to expand our cement production capacity and distribution network and to acquire additional assets will require substantial investments, including capital expenditures in greenfield and brownfield projects, which we may finance through additional debt and/or equity financing. However, adequate financing may not be available or, if available, may not be available on satisfactory terms, including as a result of adverse macroeconomic conditions. We may be unable to obtain sufficient additional capital in the future to fund our capital requirements and our business strategy at acceptable costs. If we are unable to access additional capital on terms that are acceptable to us, we may not be able to fully implement our business strategy, which may limit the future growth and development of our business. If our need for capital were to arise due to operating losses, these losses may make it more difficult for us to raise additional capital to fund our expansion projects.

Our implementation of our growth strategies depends on certain factors that are beyond our control, including changes in the conditions of the markets in which we operate, actions taken by our competitors and laws and regulations in force in Brazil and the other jurisdictions in which we operate. Our failure to successfully implement any part of our strategy may have a material adverse effect on us.

Delays in the construction of new cement facilities and the expansion of our existing facilities may materially adversely affect us.

The construction or expansion of a cement production facility involves various risks, including engineering, construction, governmental, environmental, regulatory and other significant challenges that may delay or prevent the successful operation of a project or significantly increase its cost. For example, the delay in the start-up of a greenfield project can be the result of engineering challenges related to mining limestone in difficult topographies. In addition, we may be unable to identify attractive locations for construction of new facilities. Our ability to successfully complete any construction or expansion project on schedule also may be subject to financing and other risks. Therefore, we may incur additional costs if we are unable to complete any construction or expansion project on time or within budget or if our new or expanded facilities do not operate at their designed capacity or cost more to construct, expand or operate than we anticipated. We cannot assure you that any of these additional costs will not have a material adverse effect on us.

Compliance with environmental, health and safety regulation could result in significant additional costs, and non-compliance with environmental legislation may result in punishment for environmental damages, as well as criminal and administrative sanctions, which could adversely affect us.

Our operations often involve the use, handling, disposal and discharge of hazardous materials into the environment and the use of natural resources. Most of our operations are subject to extensive environmental, health and safety regulations.

The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability. Efforts to address climate change through national, state and regional laws and regulations, as well as through international agreements, to reduce the emissions of greenhouse gases, or GHGs, can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with these limits, or decreased profits arising from higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. We also may be required to modify or retrofit our facilities at substantial cost in order to comply with waste disposal and emissions regulations.

As a result of possible changes to environmental regulations, the amount and timing of our future environmental compliance expenditures may vary substantially from those we currently anticipate. Certain environmental laws impose liability on us for any and all consequences arising out of exposure to hazardous substances or other environmental damage. In addition, we may be required to invest significant additional resources in occupational health and safety measures in order to reduce severe injuries or fatalities.

We cannot assure you that the costs we incur to comply with existing and future environmental, health and safety laws, and liabilities that we may incur from past or future releases of, or exposure to, hazardous substances, or severe accidents, will not materially and adversely affect our results of operations or financial condition.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that uses environmental resources or is deemed actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, depend on a prior licensing process. Failure to secure licenses or authorizations from the necessary environmental agencies for the construction, modification, implementation, expansion and operation of potentially pollutant activities and/or enterprises may subject us to criminal and administrative sanctions that may result in fines ranging from R$500 to R$10,000,000. In addition to the fines, we may also be subject to penalties such as suspension of activities, deactivation and demolition, among others. This means that if we develop any potentially pollutant activity without authorization from the necessary environmental agency, we may be subject to such penalties, among others (such as shutdowns and embargoes). These penalties are also applicable if we fail to comply with the conditions of our environmental licenses. Thus we seek to obtain all environmental licenses required for the regular exercise of our activities.

In North America, we are subject to federal, state and local environmental laws and regulations in the United States and federal and provincial laws and regulations in Canada concerning, among other matters, air emissions, waste disposal and water discharge. In the United States, the Environmental Protection Agency, or EPA, has finalized new environmental standards for Portland cement, the National Emission Standards for Hazardous Air Pollutants, which introduced stricter controls for substances emitted in cement production such as mercury, total hydrocarbons, hydrochloric acid and particulate matter. These standards come into effect in 2015. See “Business—Regulatory Matters—Environmental Regulations—Environmental Laws and Regulations in North America.”

In addition, failure to comply with environmental laws and regulations as well as health and safety regulations may make us liable for the repair of any damage that has been or may be caused, and may damage our reputation or require us and our managers to pay criminal, civil, labor and social security or administrative penalties. These penalties could include fines, restriction of rights, community service, and restitution. Moreover, administrative penalties can range from the imposition of fines and warnings to the partial or total suspension of activities, which can include the loss of tax incentives, the obligation to restore the affected areas, the cancellation or suspension of lines of credit from governmental credit institutions and a prohibition from entering into government contracts. The imposition of any such penalty or obligation of redress for a violation of environmental legislation may adversely affect us.

We are party to certain environmental judicial and administrative proceedings. Any losses that may arise from these proceedings may materially and adversely affect our results of operations or financial condition. See “Business—Legal Proceedings.”

Mineral exploration activities depend on authorizations, concessions and licenses from public authorities, which are subject to expiration, limitation on renewal, changes in the relevant laws and regulations, and to various other risks and uncertainties that may affect the heavy building materials industry and our activities.

We require authorizations, concessions and licenses from governmental and other regulatory bodies (including environmental and mining agencies) to conduct our mining operations, processing, transportation, storage and production facilities. We have obtained, or are in the process of obtaining, all material authorizations, concessions and licenses required to conduct our mining and mining-related operations. However, we may need to renew such authorizations, concessions and licenses or require additional authorizations, concessions and licenses in the future.

These authorizations, concessions and licenses are subject to our compliance with conditions imposed and regulations promulgated by the relevant governmental authorities. While we anticipate that all required authorizations, concessions and licenses or their renewals will be given as and when sought, there is no assurance that these authorizations, concessions, licenses or renewals will be granted as a matter of course, and there can be no assurance that new conditions will not be imposed in connection with such renewals.

Our mining concessions and exploration licenses require us to make certain payments to the Brazilian federal government and certain state governments, including royalties known as Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or CFEM, and applicable duties related to the exploration, production, exploitation and use of mineral resources. Royalties, taxes and fees related to our exploration licenses and mining concessions may change or increase substantially as a result of unfavorable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration license stage (e.g., royalties are charged only at mining concession stage). If the mining royalties, taxes and fees to which we are subject increase substantially, our business objectives may be impeded by the costs of holding our exploration licenses and mining concessions. Accordingly, we must continually assess the mineral potential of each mining concession to determine if the costs of maintaining the exploration licenses and mining concessions are justified by the results of operations to date. If such cost is not justified and we stop paying the applicable royalties, taxes and fees, abandoning the mine or suspending the mining activities without the formal consent of the DNPM, for a period in excess of six months, we may lose our mining concessions. Alternatively, we may elect to assign some of our exploration licenses or mining concessions. There can be no assurance that the required mining concessions will be obtained and maintained on terms favorable to us, or at all, for our current and future intended mining or exploration targets.

If we fail to demonstrate the existence of technical and economically viable mineral deposits in an area covered by our exploration licenses, we may be required to return it to the federal government. This retrocession requirement can lead to a substantial loss of part of the mineral deposit originally identified in our prospection, exploration or feasibility studies.

In addition, these concessions, authorizations and licenses may not be granted, or may be revoked due to changes in laws and regulations governing mineral rights. Accordingly, the loss of mining royalties and/or inability to renew our concessions, authorizations and licenses may materially adversely affect us.

If we were to violate any of the foregoing laws and regulations or the conditions of our concessions, authorizations and licenses, we may be subjected to substantial fines or criminal sanctions, revocations of operating permits or licenses and possible closings of certain of our facilities.

Brazil may replace its current Mining Code with a new regulatory framework, which could substantially change the ways in which authorizations, licenses and concessions are granted, modify the terms and conditions for such authorizations, licenses and concessions, increase CFEM rates, establish a new agency to replace the DNPM, and create minimum investment targets, each of which may increase our expenses and potentially materially adversely affect our mining authorizations, concessions and licenses.

Our current mining operations are regulated primarily by the Mining Code, the Mining Code Regulations enacted by Decree No. 62,934 of July 2, 1968, and certain rulings issued by the DNPM (collectively, the “Mining Framework”).

In 2009, the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or MME, announced that a new mining regulatory framework would soon be issued to replace the existing Mining Framework. Certain legislative proposals have been submitted to the Brazilian National Congress, which would, in addition to increasing the CFEM rate, calculate the CFEM rate based on gross revenues instead of net revenues. It is not likely that the previously proposed laws will be approved in their entirety or at all, since the executive branch is currently drafting a new proposed law. However, this new proposed law is expected to be based on the previously proposed laws and new mining regulatory directives that MME also prepared in 2009.

In order for the existing Mining Code to be replaced, the new law would have to be approved by the Brazilian Congress and signed by the Brazilian President. In addition, it is likely that the new law will include a transition period for existing mining concessions and exploration licenses to shift to the new legal framework. Accordingly, neither the content of any new law nor the terms of any transitional provision can be determined at this stage.

Pursuant to press reports, materials made available by the government and the previously proposed laws, it is expected that the new mining regulatory framework will create a new agency to replace the DNPM, a new formula for applying the CFEM and a potential increase in CFEM rates, a bidding system for granting exploration licenses and mining concessions depending on the mineral type and the strategic and economical relevance of the mine, and new terms and conditions for exploration licenses and mining concessions, including the potential creation of minimum investment targets for each stage of exploration.

A new mining regulatory framework may result in limitations in the duration of our existing mining concessions, an increase in our expenses, particularly mining royalties, taxes and fees, and a re-tender of our mining concessions if they are deemed to have strategic and economic importance. In addition, we currently have a mining concession request pending approval by the DNPM, and we have not been able to determine whether the issuance of these concessions will be approved under the existing Mining Framework, the new mining regulatory framework under consideration, or if it will be approved at all, given that the DNPM has still not reviewed our request. A failure to approve any of our mining concessions may reduce our anticipated capacity to produce the limestone we need to make cement, requiring us to purchase additional raw materials from third-party suppliers and pay for their transport to our plants. This scenario would substantially increase our operating costs and potentially lead us to raise our cement prices.

Accordingly, any of these changes or a failure to approve our mining concession application may adversely impact our business, financial condition and results of operations.

Our mining operations are subject to risks and hazards inherent to the mining industry.

The exploration for and the development of mineral deposits involves significant risks that even a combination of risk management, careful evaluation, experience and knowledge cannot eliminate. Our exploration, extraction and production activities may be hampered by industrial accidents, equipment failure, unusual or unexpected geological and geotechnical conditions, environmental hazards, labor disputes, changes in the regulatory environment, weather conditions and other natural phenomena.

Our production activities may be impaired by accidents associated with the operating of our crushing and mining equipment, which could result in prolonged short-term downtime or longer-term shutdowns of our production facilities. These hazards could result in material damage to mineral properties, human exposure to pollution, personal injury or death, environmental and natural resource damage, delays in shipment, monetary losses and possible legal liability if we are unable to satisfy our contractual obligations under various supply contracts.

We currently extract the majority of our mineral resources in our mines. Hazards associated with mining include accidents involving the operation of drilling, blasting, rock transportation, crushing, and flooding of the pit. Additionally, our operations require the removal of groundwater during mining operations. Future efforts to remove groundwater may not be adequate and may not meet future operational demands or expectations.

The occurrence of these hazards and/or any prolonged short-term downtime or longer-term shutdown at any of our mining and production facilities could materially and adversely affect our ability to produce and consequently impair our ability to satisfy our contractual obligations under various supply contracts.

Failure to resolve any unexpected problems as described above at a commercially reasonable cost could have a material adverse effect on our business, financial condition and results of operations, and could result in our inability to pay dividends on our units and/or ADSs.

We may be materially adversely affected if our transportation, storage and distribution operations are interrupted or are more costly than anticipated.

Our operations are dependent upon the uninterrupted operation of transportation, storage and distribution of our products. Infrastructure in Brazil and certain other countries in which we operate may be significantly less developed compared to other regions. Transportation, storage or distribution of our cement and other products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events,

•	strikes or other labor difficulties, and

•	other disruptions in means of transportation.

In addition, we rely on third-party services providers for the transportation of our products to our customers. Our ability to service our customers at reasonable costs depends, in many cases, upon our ability to negotiate reasonable terms with carriers, including trucking companies. To the extent that third-party carriers were to increase their rates, we may be forced to pay these higher rates before we are able to pass such increases onto our customers, if at all.

Any significant interruption at these facilities, an inability to transport our products to or from these facilities or to or from our customers or an increase in transportation costs for any reason would materially adversely affect us.

Our insurance coverage may be insufficient to cover losses to which we may be subject.

Our businesses are generally subject to multiple risks and hazards, which could result in damage to, or destruction of, our properties, plants and equipment. The occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits in our policies may result in significant unexpected additional costs to us and materially adversely affect us.

We may be subject to labor disputes from time to time that may materially adversely affect us.

Most of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We are subject to possible work slowdowns in certain of our facilities. For example, in 2011, our Rio Branco cement plant experienced a threat of a labor strike that resulted in our negotiation of a new collective bargaining agreement for this plant. In addition, we may not successfully conclude future labor negotiations on satisfactory terms, which may result in a material increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. These cost increases, work stoppages or labor disturbances could materially and adversely affect us.

We are subject to periodic and regular investigations by labor officials and government bodies, including the Ministry of Labor and the Labor Public Prosecutor’s Office, regarding our compliance with our labor-related legal obligations, including occupational health and safety. These investigations can result in fines and lawsuits that could materially and adversely affect us.

The introduction of substitutes for cement in the markets in which we operate and the development of new construction techniques could have a material adverse effect on us.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction to substitute cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement, ready-mix concrete and mortars. In addition, new construction techniques and modern materials may be introduced in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products and have a material adverse effect on us.

Our estimates of the volume and grade of our limestone deposits could be overstated, and we may not be able to replenish our reserves.

Our limestone reserves described in this prospectus constitute our estimates based on evaluation methods generally used in our industry and on assumptions as to our production, as well as market prices for limestone. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering involves estimating deposits of minerals that cannot be measured precisely, and the accuracy of any reserve estimate is a function of the quality of available data, as well as engineering and geological interpretation and judgment. As a result, we cannot assure investors that our limestone reserves will be recovered or that they will be recovered at the rates we anticipate. We may be required to revise our reserve and mine life estimates based on our actual production and other factors. For example, fluctuations in the market prices of limestone, reduced recovery rates, higher output or increased operating and capital costs due to inflation, exchange rates or other factors may make it expensive to mine certain of our reserves and may result in a restatement of our reserves. If our limestone reserves are lower than our estimates, this may have a material adverse effect on us, particularly if as a result we are required to purchase limestone from third-party suppliers or to develop mines at greater distance from our facilities.

We do not control the business strategy of the investments in which we are not the controlling shareholder and are limited by the rights given to minority shareholders in such jurisdictions.

We have operations in Brazil, Argentina, Chile and North America through minority interests or joint ventures which we do not fully control. In 2012, these companies together represented approximately 7.5% of our total assets and approximately 1.6% of our total net profit. The other shareholders in these operations might have different business interests than us. There may be decisions taken that are unfavorable to our business interests or decisions in our business interest that are only taken after a significant delay. Therefore, the interests of these controlling shareholders may not always be aligned with our interests. Furthermore, if any of the companies in which we hold a minority interest were to violate local environmental, antitrust, taxation or any other regulation, causes material environmental damage or become a party to a material contingency, it may negatively impact our reputation with our customers, which could have a material adverse effect on our operations and financial results. In addition, there may be legal restrictions in these jurisdictions that severely impact our ability to implement our operating and financial strategies in the companies in which we have a non-controlling interest. This could have a material adverse effect on our business, financial condition and results of operations.

The construction industry is affected by weather conditions.

Lower demand for building materials occurs in periods of cold weather and heavy rain. Results for a single financial quarter might therefore not present a reliable basis for the expectations of a full fiscal year. Furthermore, according to the Intergovernmental Panel on Climate Change, climate change may contribute to changes and variability in precipitation and in the intensity and frequency of extreme weather events. Such adverse weather conditions can materially and adversely affect our business, financial condition and results of operations if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, including Brazil, especially during peak construction periods.

We are dependent on management, qualified personnel and employees having special technical knowledge.

Qualified and motivated personnel are a key factor in the development of our business, in particular our further technological development and geographic expansion. Competition for talent has increased in recent years, and in certain cases in the past, we faced challenges in obtaining or retaining the desired personnel. Personnel shortages or the loss of key employees could negatively influence our further business development, including by preventing us from replicating our management structure in companies we acquire. In addition, we are subject to risks related to our dependence on individual persons in key positions, particularly at the level of the senior management as well as in the areas of development, distribution, service, production, finance and marketing and sales. The loss of management personnel or employees in key positions would lead to a loss of know-how, or under certain circumstances to the passing on of know-how to our competitors. If one of these risks were to occur, this could materially adversely affect us.

Risks relating to Brazil, North America and other emerging markets in which we operate

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intended to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new taxes, and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. In addition, actions taken by Brazilian state and local governments with respect to labor and other laws affecting our operations may have an effect on us. Our financial condition and results of operations may also be materially and adversely affected by any of the following and the Brazilian federal government’s actions in response to them:

•	depreciations and other exchange rate movements;

•	monetary policies;

•	inflation rates;

•	economic and social instability;

•	energy shortages, or other changes in energy prices;

•	interest rates;

•	exchange controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy, including international tax treaties; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have adversely affected investors’ confidence and public sentiment, which has adversely affected economic development in Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

Economic and market conditions, including the perception of risks, in other countries, especially in the United States, in developing countries and in other countries in which we operate, may materially and adversely affect the Brazilian economy and, therefore, the market value of our units and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow at acceptable interest rates or to raise equity capital when and if we need to do so.

Brazilian securities have experienced increase volatility from time to time, and share prices on the BM&FBOVESPA, for example, have historically been sensitive to fluctuations in United States interest rates as well as movements of major United States stock indexes. Furthermore, investors’ perception of greater risk due to crises or adverse economic conditions in other countries, including Latin American and other developing countries, may also result in reductions in the market price of our units and ADSs.

Inflation, and the Brazilian federal government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, our operating results and the market value of our units and ADSs.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, and inflation of 11.3% in 2010, inflation of 5.1% in 2011 and inflation of 7.8% in 2012, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, compiled by the FGV. The Brazilian federal government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus adversely impacting our ability to access the international capital markets.

Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also curtail our ability to access international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may materially and adversely affect us.

Because an important portion of our total debt is denominated in U.S. dollars, fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our financial income (expenses), net and our results of operations.

The Brazilian currency has depreciated periodically in relation to the U.S. dollar and other foreign currencies during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, according to the Brazilian Central Bank, the real depreciated by 31.9% against the U.S. dollar in 2008, appreciated by 25.5% and 4.3% in 2009 and 2010, respectively, and depreciated 12.6% in 2011 and 8.9% in 2012. There can be no assurance that the real will not depreciate further against the U.S. dollar, and that we would not be materially adversely affected as a result of these fluctuations.

Because an important portion of our total debt is denominated in U.S. dollars, fluctuations in the value of the real against the U.S. dollar may adversely affect our financial income (expenses), net and our results of operations. As of March 31, 2013, our debt denominated in U.S. dollars represented approximately 30.3% of our total debt. A devaluation or depreciation in the value of the real compared to the U.S. dollar may result in foreign exchange losses that we must record in our financial income (expenses), net. For example, in 2010, we recorded foreign exchange gains, net of R$97.2 million as a result of the 4.3% appreciation of the real against the U.S. dollar in 2010. Conversely, we recorded foreign exchange losses, net of R$253.6 million in 2011 as a major consequence of the 12.6% devaluation of the real against the U.S. dollar throughout 2011. In 2012, we recorded foreign exchange losses, net of R$381.8 million (U.S$189.6 million) as a result of the 8.9% devaluation of the real against the U.S. dollar throughout 2012.

Changes in Brazilian tax laws or conflicts in the interpretation of these laws may have a material adverse impact on us by increasing the taxes that we are required to pay.

The Brazilian federal government has frequently implemented multiple changes to tax regimes that may affect us and our clients, including as a result of the execution or amendment of tax treaties. These changes include changes in prevailing tax rates and enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes.

Some of these changes may result in increases in our tax burden, which could materially adversely affect our profitability and increase the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes that may apply to us and our operations.

Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including but not limited to the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected.

We may also be materially adversely affected if any of the tax benefits granted to us are revoked or if we are unsuccessful in renewing or extending such tax benefits.

In order to promote industrial development, certain Brazilian states grant tax and financial benefits to attract investment. We benefit from certain tax benefits granted by the States of Ceará, Rondônia, Paraná, Sergipe, Tocantins, Mato Grosso, Pará, as well as the Distrito Federal, among others. These benefits include the deferral of a value-added tax (Imposto sobre Circulação de Bens e Serviços), or ICMS, imposed on our importation of fixed assets and raw materials, the deferral of ICMS imposed on our importation of intermediate and packing materials, ICMS tax credits, and the reduction of applicable taxes.

Tax benefits related to ICMS may be declared unconstitutional if they were granted without authorization from the Brazilian National Council of Fiscal Policy (Conselho Nacional de Política Fazendária). Claims have already been filed before the Brazilian Federal Supreme Court challenging the constitutionality of certain tax benefits granted to us, such as the Industrial Development Fund of Ceará and the Industrial Development Program of Sergipe. In addition, Brazilian state tax authorities may revoke tax benefits if we do not comply with the conditions established in the law that granted us the tax benefit. If any tax benefits were to be declared unconstitutional or were revoked, we may be requested to pay to the applicable Brazilian state the aggregate amount of any ICMS that we did not pay over the prior five-year period, plus interest and penalties. In addition, tax benefits have a fixed term, and we may not be successful in renewing or extending our tax benefits. The foregoing may have a material adverse effect on us.

In addition to the benefits mentioned above, we also benefit from certain tax benefits related to reduced federal income tax and additional freight for the renewing of the merchant marine (Adicional ao Frete para Renovação da Marinha Mercante), or AFRMM, and municipal service taxes (Imposto Sobre Serviços), or ISS. If we fail to comply with legal requirements or if any tax benefits were to be declared unconstitutional, we may lose these tax benefits and we may be required to pay an amount equivalent to our benefits plus interest and penalties which could result in a material adverse effect on us.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Certain of our indebtedness bears interest based on variable interest rates, including the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, and the London Interbank Offered Rate, or LIBOR. The CDI rate has fluctuated significantly in the past due to the impact of changes in Brazilian economic growth, inflation, Brazilian federal government policies and other factors. For example, the CDI rate increased from 13.6% as of December 31, 2008, decreased to 8.6% as of December 31, 2009, increased to 10.6% as of December 31, 2010, increased to 10.9% as of December 31, 2011 and decreased to 6.9% as of December 31, 2012. LIBOR rates have also fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly the CDI and LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. On the other hand, a significant reduction in the CDI rate or LIBOR could materially adversely impact the financial revenues that we derive from our investing activities, given that certain of our financial investments bear interest based on these interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Revenue and Results of Operations—Macroeconomic Conditions in Brazil.”

In addition, the Brazilian Central Bank periodically establishes the special overnight clearance and custodial rate for the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or the SELIC rate, which is the base interest rate for the Brazilian banking system and an important policy instrument for the achievement of Brazilian inflation targets. In recent years, the SELIC rate has fluctuated and the Brazilian Central Bank has frequently adjusted the SELIC rate in response to economic uncertainties. On December 31, 2008, 2009, 2010, and 2011, the SELIC rate was 13.75%, 8.75%, 10.75% and 11.00%, respectively. During 2012, the Brazilian Monetary Policy Committee decreased the SELIC rate several times from 11.00% as of January 1, 2012, to 7.25% as of December 31, 2012. The current SELIC rate of 7.50% took effect on April 18, 2013. Further reductions in the SELIC rate could adversely affect us by decreasing the income we earn on our interest-earning assets.

Economic conditions in North America and other markets where we operate may adversely affect our business, financial condition and results of operations.

In the United States, the 2008-2009 recession was longer and deeper than the prior recessions during the 1990s and early 2000s, and economic uncertainty continues to affect the housing market, the primary driver for cement demand. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. Spending under the American Recovery and Reinvestment Act of 2009 has not been effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions.

Argentina, Uruguay, Bolivia and Chile are exposed to the risk of a decrease in overall economic activity. The current and any new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for these regions in the short-term. In addition, these countries are characterized by occasional interventions by their respective governments, which has often modified monetary, credit and other policies intended to influence their respective economies. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on consumption and/or prices for our products, thereby adversely affecting our business and results of operations.

Many Western European countries, including Spain, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be adversely affected. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Furthermore, the austerity measures implemented by some European countries could result in further declines in construction activity and demand for our products. In addition, concerns regarding the European debt crisis, market perceptions concerning the instability of the Euro and the risk of further contagion could have a negative impact on other countries in which we operate, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. For example, the important trade links with Western Europe pose a significant vulnerability in Turkey, Morocco and Tunisia. Large financing needs in these countries and moderate economic growth may also adversely affect construction investments in these countries, which could materially and adversely affect our financial condition and results of operations.

The Asia-Pacific region will likely be affected if the economic landscape further deteriorates. Decelerated economic growth in India may negatively impact the development of the construction industry in this country, which could negatively impact demand for our products. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region, particularly India.

The economic volatility in these countries may have an impact on prices and demand for our products, which could adversely affect our business and results of operations.

Our presence and plans for expansion in emerging markets exposes us to economic and political risks which we do not face in more mature markets.

Emerging markets face economic and political risks and risks associated with legal systems being less certain than those in more mature economies. As of March 31, 2013, approximately 84.0% of our global installed cement production capacity is located in emerging markets. Emerging markets are even more exposed to volatility in GDP, inflation, exchange rates and interest rates than developed markets, which may negatively affect the level of construction activity and our results of operations in the emerging markets in which we operate or will operate.

Other potential risks presented by emerging markets include:

•	disruption of our operations due to terrorism, civil disturbances, and other actual and threatened conflicts;

•	nationalization and expropriation of private assets;

•	price controls;

•	unexpected changes in regulatory environments, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	fluctuations in currency exchange rates and restrictions on the repatriation of capital; and

•	difficulties in attracting and retaining qualified management and employees.

We are subject to various laws and regulations throughout the many jurisdictions in which we operate and are exposed to changes in those laws and regulations, and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

We are subject to various statutes, regulations and laws applicable to businesses generally in the countries and markets in which we operate. These include statutes, regulations and laws affecting land usage, zoning, employment practices, competition, financial reporting, taxation, anti-bribery, anti-corruption, governance and other matters. We cannot guarantee that our operating units will at all times be successful in complying with all demands of regulatory agencies in a manner which will not materially adversely affect its business, financial condition or results of operations.

Risks relating to our units and ADSs

Our controlling shareholder will continue to have significant influence over us after this global offering, and its interests may conflict with the interests of our minority shareholders.

As of the date of this prospectus, VID (our controlling shareholder) directly owns 100.0% of our capital stock. Upon the consummation of this global offering, VID will beneficially own approximately % of our outstanding common shares (assuming no exercise of the over-allotment option). As such, our controlling shareholder has the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•

the composition of our board of directors and, consequently, any determinations of our board of directors with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determinations with respect to mergers, spin-offs, other business combinations and other transactions, including those that may result in a change of control;

•	acquisition of equity interests in other companies; and

•	whether dividends are paid in addition to the mandatory dividend under our bylaws or other distributions are made and the amount of any such dividends or distributions.

Our controlling shareholder may direct us to take actions that could be contrary to the interests of our minority shareholders and may be able to prevent other shareholders from blocking these actions or from causing different actions to be taken. Also, our controlling shareholder may prevent change of control transactions that might otherwise provide our minority shareholders with an opportunity to dispose of or realize a premium on their investment in our units or ADSs. We cannot assure our investors that our controlling shareholder will act in a manner consistent with the best interests of our minority shareholders.

Substantial sales of our units or ADSs after the offering may lead to a decrease in the price of units or ADSs.

We, our controlling shareholder and certain of the members of our board of directors and our executive officers who hold any shares or units issued by us, including in the form of ADSs, are obligated, during a period from the date of each lock-up agreement through 180 days following the date of this prospectus, except if the international underwriters’ consent to a prior sale, and subject to certain exceptions, not to issue, offer, sell, contract for sale, give in guarantee, loan or grant a call option on any share or unit, including in the forms of ADSs, issued by us, or other securities convertible into or exchangeable for such securities, and to refrain from entering into any swap, hedge, selling-short or other transaction, which may transfer, fully or in part, any of the economic benefits derived from holding such securities.

Additionally, except for the units and ADSs subject to this global offering, according to the corporate governance rules under regulations of the Level 2 segment of the BM&FBOVESPA, during the six months following this global offering our controlling shareholder, members of our board of directors and our executive officers may not sell or offer to sell any units, ADSs or the underlying shares (or derivatives of such securities) they own immediately after this global offering. After this initial six-month period, our controlling shareholder, members of our board of directors and our executive officers may not, for an additional six-month period, sell or offer to sell more than 40% of the units, ADSs or the underlying shares issued by us or derivatives of such securities. Following the expiration of the periods described above, the units, ADSs and underlying shares that were subject to restrictions will be available for issue or sale. The occurrence of sales or the perception of possible sales, of a substantial number of our units, ADSs or underlying shares may materially adversely affect the market value of our units or ADSs.

The holders of our units and ADSs might not receive dividends.

Pursuant to our bylaws, we must pay our shareholders a minimum of 25.0% of our annual net income, calculated and adjusted according to the terms of Brazilian corporate law, which may be in the form of dividends or interest on equity. Our net income may be used to cover losses or withheld pursuant to Brazilian corporate law and may not be available for the payment of dividends or interest on our capital. In addition, Brazilian corporate law allows public companies to suspend the mandatory distribution of dividends if the board of directors advises its shareholders at its annual shareholders’ meeting that the distribution of dividends would be inadvisable in light of such company’s financial condition. As a consequence, there is no assurance we will be able to distribute dividends or interest on stockholders’ equity in the future, nor that any such distribution will be consistent with our track record.

If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933, or the Securities Act, registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our unit holders.

U.S. Persons (as defined in Regulation S under the Securities Act) holding our ADSs may be unable to exercise preemptive rights granted to our unit holders in connection with any future issuance of our units unless a registration statement under the Securities Act is effective with respect to both the preemptive rights and the new units, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file or maintain a registration statement relating to any preemptive rights offerings with respect to our units, and we cannot assure you that we will file or maintain any such registration statement. As a result, ADS holders could be substantially diluted following future equity or equity-linked offerings.

You may face difficulties in serving process on or enforcing judgments against us, our affiliates and our directors and officers.

We are incorporated under the laws of Brazil, certain members of our senior management reside in Brazil and we expect that a majority of the future members of our board of directors will reside in Brazil or elsewhere outside the United States. The majority of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process upon us or these persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. See “Enforceability of Civil Liabilities.”

Judgments of Brazilian courts with respect to our units and ADSs will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or the ADSs, we will not be required to discharge its obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under the units or the ADSs

If an ADS holder surrenders its ADSs and withdraws the underlying units, it may lose the ability to remit foreign currency abroad and certain Brazilian tax advantages.

An ADS holder benefits from the electronic certificate of foreign capital registration obtained by the custodian for our units underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the units into non-Brazilian currency and remit the proceeds abroad. If an ADS holder surrenders its ADSs and withdraws units, it may be required, after a certain period, to obtain an electronic certificate of foreign capital registration, except under certain limited circumstances, in order to purchase and sell our units on the BM&FBOVESPA and to receive distributions on our units. In addition, without the required registration, a foreign investor may be subject to less favorable tax treatment in respect of dividends and distributions on, and the proceeds from any sale of, our units.

If an ADS holder were to apply to obtain its own electronic certificate of foreign capital registration, it may incur expenses or suffer delays in the process. The ADS Depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Our ADSs and units have not previously been traded on stock exchanges, and therefore an active and liquid market for the trading of our ADSs and the units underlying the ADSs may not develop and the price of our ADSs and units may be adversely affected after this global offering.

Before this global offering, neither our shares nor units, including in the form of ADSs, were ever traded on any stock exchange. In connection with this global offering, we will apply to list ADSs representing our units on the NYSE and our units on the BM&FBOVESPA. An active and liquid market for trading may not develop or, if developed, may not be able to maintain itself. The investment in marketable securities traded in emerging countries, such as Brazil, usually represents higher levels of risk as compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. Furthermore, if an active public market for our ADSs and units does not develop on the NYSE and the BM&FBOVESPA following the completion of this global offering, the market price and liquidity of our units, including in the form of ADSs, may be materially and adversely affected. As of March 31, 2013, BM&FBOVESPA had a total market capitalization of R$2.5 trillion, with an average daily volume of R$6.9 billion during the 12-month period ended March 31, 2013. As of the same date, the NYSE, had a total market capitalization of U.S.$15.2 trillion, with an average daily volume of U.S.$52.9 billion during the 12-month period ended March 31, 2013.

The initial public offering price for our units and ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our units and ADSs after this global offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our units, including in the form of ADSs.

The preferred shares underlying our units and ADSs have limited voting rights.

Only our common shares have full voting rights. Except under certain situations, our preferred shares do not have voting rights. Due to this restriction on voting rights, and because our controlling shareholders will own more than half of our common shares after the completion of this global offering, the preferred shares that underlie our units and ADSs generally do not confer upon their holders the ability to influence the majority of corporate decisions that depend on our shareholders’ meeting, including the distribution of dividends. See “Description of Capital Stock.”

You may face difficulties in exercising your voting rights or other rights relating to the ADSs.

ADS holders may only exercise certain of their rights relating to the shares underlying our units by providing voting instructions to the ADS Depositary in accordance with the ADS deposit agreement and custody agreement. Therefore, ADS holders may face difficulties in exercising their rights with respect to the underlying securities that would otherwise not exist if the held such securities directly.

For example, an ADS holder may not have sufficient or reasonable time to provide voting instructions to the ADS Depositary in accordance with the mechanisms set forth in the deposit agreement and custody agreement, and the ADS Depositary will not be held responsible for failure to deliver such instruction. The ability of ADS holders to hold us responsible for such failure may be limited. In addition, investors may need to be an owner of record to have standing to pursue certain actions against us. Any of these factors could substantially limit the ability of ADS holders to fully exercise their rights as shareholders.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Brazilian practices concerning corporate governance and intend to continue to do so.

We intend to rely on certain exemptions as a foreign private issuer listed on the NYSE. For example, a majority of our board of directors will not be independent, and we do not plan to hold at least one executive session of solely independent members of our board of directors each year. Due to certain restrictions imposed by Brazilian corporate law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” role and may only make recommendations for adoption by our board of directors, which will be responsible for the ultimate vote and final decision.

In addition, we do not intend to have a nominating or corporate governance committee as required under the NYSE rules and although we intend to have a human resources and compensation committee, we are not required to comply with the NYSE standards applicable to compensation committees of listed companies.

Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our direction and future operations;

•	the implementation of our principal operating strategies;

•	our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or assets that we acquire;

•	the implementation of our financing strategy and capital expenditure plans;

•	general economic, political and business conditions, both in Brazil and in our principal markets abroad;

•	industry trends and the general level of demand for, and change in the market prices of, our products and services;

•

the performance of the Brazilian and global economies, including the impact of a longer than anticipated continuation of the ongoing global economic downturn or further deterioration in global economic conditions;

•	construction activity levels, particularly in the regions and markets in which we operate;

•	private investment and public spending in construction projects;

•

existing and future governmental regulations, and our compliance therewith, including tax, labor, antitrust, pension and environmental laws and regulations in Brazil and in other markets in which we operate;

•	shortages of electricity and government responses to them;

•	the competitive nature of the industry in which we operate;

•	our level of capitalization, including the level of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	inflation and fluctuations in currency exchange rates, including the real and the U.S. dollar;

•	legal and administrative proceedings to which we are or become party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	the exploration and related depletion of our mines and mineral reserves;

•	other statements included in this prospectus that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under “Risk Factors” in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely and during this period, the real/U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.533 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the Brazilian macroeconomic environment and a substantial increase in foreign investment in Brazil, with the real appreciating to R$1.559 per U.S.$1.00 in August 2008. Particularly as a result of the crisis in the global financial markets from mid-2008, the real depreciated by 31.9% against the U.S. dollar during 2008 and closed the year at R$2.337 per U.S.$1.00. As of December 31, 2012, 2011, 2010 and 2009, the exchange rate was R$2.044 per U.S.$1.00, R$1.876 per U.S.$1.00, R$1.666 per U.S.$1.00 and R$1.741 per U.S.$1.00, respectively. As of March 31, 2013 the exchange rate was R$2.014 per U.S.$1.00.

The Brazilian Central Bank has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian federal government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future.

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated, as reported by the Brazilian Central Bank:

	Exchange Rates of R$ per U.S.$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2008	2.3370	1.8346	2.5004	1.5593
2009	1.7412	1.9905	2.4218	1.7024
2010	1.6662	1.7589	1.8811	1.6554
2011	1.8758	1.6709	1.9016	1.5345
2012	2.0435	1.9588	2.1121	1.7024

Month
November 2012	2.1074	2.0678	2.1074	2.0312
December 2012	2.0435	2.0778	2.1121	2.0435
January 2013	1.9883	2.0311	2.0471	1.9883
February 2013	1.9754	1.9733	1.9893	1.9570
March 2013	2.0138	1.9828	2.0185	1.9528
April 2013	2.0017	2.0022	2.0244	1.9736
May 2013 (through May 10, 2013)	2.0231	2.0108	2.0231	2.0030

Source: Brazilian Central Bank.

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

USE OF PROCEEDS

We estimate that the net proceeds to us from this global offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately U.S.$ million (or approximately U.S.$ million if the underwriters exercise their over-allotment option in full), assuming the ADSs are offered at U.S.$ per ADS (the mid-point of the estimated offering price range set forth on the cover page of this prospectus).

We intend to use (1) approximately U.S.$         million (or approximately 50%) of the net proceeds from this global offering primarily to continue our organic cement expansion strategy and diversification of our portfolio of products in Brazil, as well as for potential acquisitions of heavy building materials companies or assets outside Brazil, (2) approximately U.S.$         million (or approximately 35%) of the net proceeds from this global offering to enhance our working capital position and (3) approximately U.S.$         million (or approximately 15%) of the net proceeds from this global offering for strategic investments to further improve the efficiency of our operations. Our intended use of the net proceeds from this global offering is based on our analysis, current expectations and projections regarding future events. These estimates are subject to change at any time in our discretion, as we intend to use the net proceeds from this global offering to satisfy our funding requirements as they arise. Our management will retain broad discretion over the use of the net proceeds from this global offering, and may ultimately use the net proceeds for different purposes than we currently intend. Pending any specific application, we may invest the net proceeds of this global offering in cash, cash equivalents or marketable securities.

A U.S.$1.00 increase (decrease) in the assumed initial public offering price of U.S.$         per ADS would increase (decrease) the net proceeds to us from this global offering by approximately U.S.$         million (R$ million), assuming the number of units, including units in the form of ADSs, offered by us as set forth on the cover page of this prospectus remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of              in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this global offering by approximately U.S.$         million (R$ million), assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

We will not receive any of the net proceeds from the sale of units or ADSs by the selling shareholder.

DIVIDEND POLICY

Dividend Policy

We intend to declare and pay dividends and/or interest on stockholders’ equity in each year in amounts equivalent to a minimum of 25.0% of our adjusted net income, in accordance with Brazilian corporate law and our bylaws. Our future dividend policy and the amount of future dividends and/or interest on stockholders’ equity our board of directors decides to recommend to our shareholders for approval in each fiscal year will depend on a number of factors, including, but not limited to, our adjusted net income available for distribution, our cash flow, financial condition (including capital position), investment plans, prospects, economic environment, as well as legal requirements and other factors we may deem relevant at the time. The amount of any future dividends or interest on stockholders’ equity we may pay is subject to the provisions of Brazilian corporate law and our bylaws and will be determined by our shareholders at annual general shareholders’ meetings as described below. There is no assurance that we will be able to distribute dividends or interest on stockholders’ equity in the future, nor that any such distribution will be consistent with our history of distributions.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year. The allocation and declaration of annual dividends, including any dividend in excess of the mandatory dividend and dividends in the form of interest on stockholders’ equity, require the approval of a majority of the holders of our common shares. Pursuant to Brazilian corporate law, we define “adjusted net income” for any fiscal year as the net income in a given year after deducting the provisions for income and social contribution taxes for that year, any accumulated losses from prior years and any amounts allocated to profit-sharing payments to our employees and management.

Our bylaws provide that an amount equal to at least 25.0% of our annual adjusted net income, after deducting any allocations to our legal and, if applicable, contingency reserves, should be made available for distribution as dividends or interest on stockholders’ equity, which amount represents the mandatory dividend. We calculate our net income and allocations to reserves, as well as the amount available for distribution, on the basis of our unconsolidated financial statements prepared in accordance with IFRS.

Brazilian corporate law allows our shareholders to suspend dividends distributions if our board of directors reports to our annual shareholders’ meeting that the distribution would not be advisable given our applicable financial condition. Our fiscal council, if constituted, also would review and make a recommendation in connection with any suspension of the mandatory dividend. In addition, our management is required to submit a report to the CVM setting out the reasons for the suspension. Net income that we do not distribute by virtue of a suspension is allocated to a separate reserve and, if not netted against any subsequent losses, must be distributed as a dividend once our financial condition permits such payment.

Reserve Accounts

Brazilian corporations generally maintain two main reserve accounts: profit reserve accounts and capital reserve accounts.

Profit reserves

Reserve accounts comprise the legal reserve, bylaws reserve, unrealized earnings reserve, retained earnings reserve, contingency reserve and tax incentive reserve.

•

Legal Reserve. We are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts we allocate to this reserve may be used only to increase our capital stock or to offset net losses, rather than to pay dividends. As of March 31, 2013, the balance of our legal reserve was R$353.1 million.

•

Bylaws Reserves. Pursuant to Brazilian corporate law, we are permitted to provide for the allocation of a portion of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. We may not make an allocation of our net income to discretionary reserve accounts if as a result we cannot distribute the mandatory dividend of 25.0% of our adjusted net income. We do not currently have bylaws reserves.

•

Unrealized Earnings Reserve. Pursuant to Brazilian corporate law, we may allocate the amount by which the mandatory dividend exceeds the “realized” net income in a given year to an unrealized earnings reserve account. Brazilian corporate law defines “realized” net income as the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting; and (2) the earnings, gains or income in transactions or recording of assets and liabilities by the market value, the term of financial realization of which occurs after the end of the next fiscal year. Earnings recorded in the unrealized earnings reserve, if realized and not netted against any losses in subsequent years, must be added to the next mandatory dividend distributed after the recognition. We do not currently have an unrealized earnings reserve.

•

Retained Earnings Reserve. Pursuant to Brazilian corporate law, we may reserve a portion of our net income for investment projects in an aggregate amount based on a capital expenditure budget approved by our shareholders. If this budget relates to more than one fiscal year, it must be reviewed annually at the shareholders’ general meeting. The allocation of this reserve cannot impact our payment of the mandatory dividend of 25.0% of our adjusted net income.

•

Contingency Reserve. Under Brazilian corporate law, we may allocate a percentage of our net income to a contingency reserve for anticipated losses that we deem probable in future years. Our management must indicate the cause of the anticipated losses and justify any allocation to the contingency reserve. Any amount that we allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs. Any allocations to the contingency reserve are subject to the approval of our common shareholders at a shareholders’ general meeting. We do not currently have a contingency reserve.

•

Tax Incentive Reserve. Our management may propose that our shareholders approve the allocation to the tax incentive reserve of part of our net profits resulting from donations or government grants for investments, which may be excluded from the calculation basis of the mandatory dividend. As of March 31, 2013, the balance of our tax incentive reserve was R$596.1 million.

The balance of our profit reserve accounts, except for any contingency reserve, the tax incentive reserve and any unrealized earnings reserve, may not exceed our share capital. If this were to occur, our common shareholders would vote at a shareholders’ general meeting on whether to use the excess to pay in subscribed and unpaid capital, to increase the share capital or to distribute dividends.

Capital Reserves

Pursuant to Brazilian corporate law, we may maintain capital reserves which may comprise part of the price paid in the subscription of shares and subscription bonds. We may use the capital reserve only to: (1) amortize losses greater than accumulated income and profit reserves; (2) call, reimburse or redeem our own shares; or (3) increase our capital stock. We do not currently have a capital reserve.

Payment of Dividends

Dividends

We are required by Brazilian corporate law and our bylaws to hold an annual general shareholders’ meeting by no later than the fourth month after the end of each fiscal year, at which time, among other proposals, the allocation of the net income in any fiscal year and the distribution of an annual dividend are considered. The payment of annual dividends is based on our unconsolidated financial statements prepared for the immediately preceding fiscal year.

Any holder of record of our shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which, in any event, must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian corporate law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after dividends were declared.

Our board of directors may declare interim dividends or interest on stockholders’ equity based on income verified in semi-annual financial statements. Our board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporate law. Our board of directors may also pay interim dividends or interest on stockholders’ equity out of retained earnings or profit reserves recorded in the last annual balance sheet other than reserves created by our shareholders for specific purposes. Any payment of interim dividends or interest on stockholders’ equity may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

In general, shareholders who are not residents of Brazil must register their equity investment with the Brazilian Central Bank to receive dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The units underlying the ADSs are held in Brazil by Itaú Unibanco S.A., acting as the custodian as agent for the ADS Depositary. Deutsche Bank Trust Company Americas is the registered owner on the records of the registrar for our units and acts as the registrar. The ADS Depositary registers the units underlying the ADSs with the Brazilian Central Bank and, therefore, is able to receive dividends, sales proceeds or other amounts with respect to registered units remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Holders of ADSs have the benefit of the electronic registration obtained from the Brazilian Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the units represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event the holder exchanges the ADSs for units, the holder will be entitled to sell the units in Brazil and continue to rely on the depositary’s electronic registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds, dividends or other distributions with respect to the units, the holder must obtain a new electronic registration as a direct investment in its own name or qualify under the foreign investment in portfolio regulations that will also be reflected in a specific electronic registration. Each of such registrations will permit the conversion and remittance abroad of sales proceeds, dividends or other distributions with respect to the units.

If the holder does not qualify under the foreign investment in portfolio regulations, the foreign direct investment will generally be subject to less favorable tax treatment from any sale or return of the investment under the units. If the ADSs holder attempts to obtain its new own registration of foreign direct investment may result expenses or suffer delays in the application process, which could delay the ability to receive dividends or distributions relating to the units or the return of the investment in a timely manner. Moreover, should the ADSs holder exchange the ADSs for units, applicable regulations require the execution of the corresponding foreign exchange transactions and payment of taxes on such foreign exchange transactions.

Under current Brazilian legislation, the Brazilian federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest on Stockholders’ Equity

Under existing Brazilian tax law, Brazilian companies may pay “interest” to holders of equity securities and account for these payments as an expense for Brazilian income tax purposes and for social contribution purposes. The decision to pay interest on stockholders’ equity may be adopted at the discretion of our board of directors, subject to the approval of our common shareholders at a shareholders’ general meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•

50.0% of our net income (after the deduction of any allowances for social contribution taxes on net profits but before taking into account allowances for income tax and interest on stockholders’ equity) for the period in respect of which the payment is made; and

•	50.0% of our retained earnings and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

The rate applied in calculating interest on stockholders’ equity cannot exceed the pro rata die variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or the TJLP.

Payments of interest on stockholders’ equity, net of withholding income tax, may be considered as part of the mandatory dividend distribution. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on stockholders’ equity, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the mandatory dividend amount.

Any payment to the shareholders of interest on stockholders’ equity, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15.0%, with a 25.0% withholding tax rate applicable if the Non-Resident Holder is domiciled in a country or other jurisdiction (i) that does not impose income tax; (ii) where the maximum income tax rate is lower than 20.0%; or (iii) where the applicable laws impose restrictions on the disclosure of shareholding composition or the ownership of the investment. See “Taxation— Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Restrictions on the Payment of Dividends

Pursuant to the terms of the indentures governing our outstanding debentures, on the occurrence and continuance of an event of default, we may not distribute dividends in excess of the mandatory dividend of 25.0% of our adjusted net income. For a description of the principal terms of our outstanding debentures see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-Term Indebtedness—Debentures.”

History of Payment of Dividends and Interest on Stockholders’ Equity

With respect to our result for 2012, we paid interim dividends of R$1,995.5 million to our shareholders corresponding to our distribution of a portion of our profit reserves, as well as interest on stockholders’ equity of R$178.7 million.

On April 30, 2013, our annual shareholders meeting declared the payment of dividends in an aggregate amount of R$2,428.5 million, of which R$333.0 million corresponded to the minimum mandatory dividend with respect to our results for the year ended December 31, 2012 and R$2,095.5 million corresponded to the R$1,995.5 million in dividends (in excess of the minimum mandatory dividend) that we paid as interim dividends during 2012 and the R$100.0 million of interim dividends that we paid during the three-month period ended March 31, 2013. We expect to pay the R$333.0 million corresponding to the minimum mandatory dividend, which as of December 31, 2012 was recorded on our consolidated balance sheet as “Dividends payable,” on or about May 28, 2013.

The table below shows the amounts distributed to our shareholders for the periods indicated below:

	For the Year Ended December 31,
	2012	2011	2010
	(in millions of reais, except amounts per share)
Net income attributable to controlling interest used for the calculation of dividends	1,616.8	888.1	2,670.4
Legal reserve	(80.8)	(44.4)	(133.5)
Interest on stockholders’ equity	(178.7)	—	—
Tax incentives reserve	(25.2)	(2.8)	—

Adjusted net income	1,332.1	840.9	2,536.9
Mandatory dividends	333.0 (1)	210.2	634.2
Additional dividends	2,095.5	536.5	2,187.4

Total dividends declared	2,428.5	746.8	2,821.6
Total distribution to shareholders	2,428.5	746.8	2,821.6

Dividend per share (in reais) (2)	0.45	0.14	0.54

(1)	We expect to pay this dividend on or about May 28, 2013.
(2)	Retrospectively adjusted for the 49-to-1 stock split approved by our shareholders on April 30, 2013 by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares.

There is no assurance that we will be able to distribute dividends or interest on stockholders’ equity in the future, or that any such distribution will be consistent with our history of distributions.

CAPITALIZATION

The following table sets forth our total capitalization as of March 31, 2013, as follows:

•	on an actual basis;

•

on an as adjusted basis to give effect to our repayment on May 2, 2013 of U.S.$15.0 million (equivalent to R$30.1 million using the exchange rate applicable as of May 2, 2013 of R$2.0095 per U.S.$1.00) of the outstanding principal amount under our Votorantim Backstop Facility;

and

•

on an as further adjusted basis the sale of our ADSs in this global offering at an assumed initial public offering price of U.S.$ per ADS (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the “Presentation of Financial and Other Information” section and other financial information contained in this prospectus.

	As of March 31, 2013
	Actual		As Adjusted		As Further Adjusted
	(in millions of U.S.)(1)	(in millions of reais)	(in millions of U.S.)(1)	(in millions of reais)	(in millions of U.S.)(1)	(in millions of reais)
Indebtedness:
Current debt	612.3	1,233.0	597.3	1,202.9
Non-current debt	5,492.5	11,060.7	5,492.5	11,060.7

Total debt	6,104.7	12,293.7	6,089.8	12,263.6

Stockholders’ equity:
Capital stock, no par value	1,363.6	2,746.0	1,363.6	2,746.0
Profit reserves	216.9	436.7	216.9	436.7
Legal reserves	175.3	353.1	175.3	353.1
Tax incentive reserve	296.0	596.1	296.0	596.1
Retained earnings	52.0	104.6	52.0	104.6
Cumulative other comprehensive income	253.5	510.5	253.5	510.5

Total equity attributable to owners of the parent	2,357.3	4,747.1	2,357.3	4,747.1
Non-controlling interest	123.9	249.6	123.9	249.6

Total stockholders’ equity	2,481.2	4,996.6	2,481.2	4,996.6

Total capitalization	8,585.9	17,290.3	8,571.0	17,260.2

(1)	Solely for the convenience of the reader, real amounts as of March 31, 2013 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

Except as set forth in the table above, there has been no material change in our total capitalization since March 31, 2013.

DILUTION

If you invest in our units and ADSs in this global offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per unit and per ADS and the net book value per unit and per ADS after this global offering. Our net book value as of March 31, 2013 was R$4,996.6 million, corresponding to a net book value of R$         per unit and per ADS. Net book value per unit and per ADS represents our total assets less the amount of our total liabilities divided by             , the total number of our common and preferred shares outstanding as of March 31, 2013.

After giving effect to the sale of the units and ADSs that we are offering at an assumed initial public offering price of U.S.$         per ADS (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net book value as of March 31, 2013, would have been approximately R$         per unit and per ADS. This amount represents an immediate increase in net book value of R$         per unit and per ADS to our existing shareholders and an immediate dilution in net book value of approximately R$         per unit and per ADS to new investors purchasing units or ADSs in this global offering. We determine dilution by subtracting the as adjusted net book value per unit and per ADS after this global offering from the amount of cash that a new investor paid for a unit or an ADS.

The following table illustrates this dilution:

	Per ADS	Per unit
Assumed initial public offering price	U.S.$	R$
Net book value as of December 31, 2012	U.S.$	R$
Increase attributable to this global offering	U.S.$	R$
As adjusted net book value after this global offering	U.S.$	R$
Dilution to new investors	U.S.$	R$

A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$         per ADS or R$         per unit (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our consolidated net book value after this global offering by U.S.$         million (R$         million) and the dilution per ADS and per unit to new investors by U.S.$         (R$        ), in each case assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full in this global offering, the as adjusted net book value after this global offering would be U.S.$         (R$        ) per ADS and per unit, the increase in net book value per unit and per ADS to existing shareholders would be U.S.         million (R$        million) and the dilution per unit and per ADS to new investors would be U.S.$         (R$        ) per ADS and per unit, in each case assuming an initial public offering price of U.S.$         per ADS, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following tables set forth our selected consolidated financial information as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 and as of and for the years ended December 31, 2012, 2011 and 2010. The financial information as of March 31, 2013 and December 31, 2012, and for the three-month periods ended March 31, 2013 and 2012 has been derived from our unaudited consolidated interim financial information, included elsewhere in this prospectus. The financial information as of December 31, 2011 and for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The financial information as of December 31, 2010 and 2009 and for the year ended December 31, 2009 has been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the year ended December 31, 2010, which included comparative information for 2009, are our first financial statements prepared under IFRS as issued by the IASB. The selected consolidated financial information presented below corresponds to the years for which our financial statements prepared in accordance with IFRS are available. You should read the following selected consolidated financial and other information in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Three-Month Period Ended March 31,				For the Year Ended December 31,
	2013	2013	2012(2)	2012	2012(3)	2011(3)	2010(3)	2009
(amounts expressed in millions, except for per share amounts and number of shares)	(in U.S.$)(1)	(in reais)		(in U.S.$)(1)	(in reais)
Statement of income data:
Continuing operations
Revenues	1,231.9	2,480.8	2,057.8	4,708.4	9,481.7	8,698.4	8,047.1	7,247.4
Cost of sales and services	(873.8)	(1,759.6)	(1,418.6)	(3,067.4)	(6,177.1)	(5,684.5)	(4,986.9)	(4,611.6)

Gross profit	358.1	721.2	639.2	1,641.0	3,304.6	3,013.9	3,060.2	2,635.8
Selling expenses	(92.5)	(186.2)	(112.8)	(302.9)	(610.0)	(595.4)	(500.7)	(321.0)
General and administrative expenses	(89.9)	(181.1)	(127.9)	(331.7)	(668.0)	(530.0)	(413.1)	(450.3)
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—		—	—	1,672.4	—
Gain on the disposal of our 21.21% equity interest in Cimpor	—	—	—	132.5	266.8	—	—	—
Other operating income (expenses), net	45.6	91.9	47.1	141.4	284.8	(295.9)	187.2	145.0

Operating profit before equity results and net financial income (expense)	221.3	445.7	445.7	1,280.2	2,578.1	1,592.6	4,006.0	2,009.5
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor	—	—	—	(84.5)	(170.1)	—	—	—
Equity in results of investees	0.2	0.4	18.6	12.7	25.5	311.8	192.0	67.8
Financial income (expenses), net	(56.3)	(113.4)	(106.4)	(464.4)	(935.3)	(772.4)	(390.8)	416.1

Profit before income tax	165.2	332.7	357.9	744.0	1,498.2	1,131.9	3,807.2	2,493.4
Income tax and social contribution	(62.2)	(125.2)	(107.6)	70.6	142.3	(277.1)	(1,126.8)	(735.7)

Net income from continuing operations	103.1	207.5	250.3	814.6	1,640.5	854.8	2,680.4	1,757.7
Discontinued operations
Loss from discontinued operations	(5.6)	(11.4)	—	—	—	—	—

Net income for the period	97.4	196.2	250.3	814.6	1,640.5	854.8	2,680.4	1,757.7

Net income attributable to controlling interests	96.5	194.3	244.4	802.9	1,616.8	835.5	2,648.4	1,719.1
Net income attributable to non-controlling interests	1.0	1.9	5.9	11.8	23.7	19.3	32.0	38.6

Net income for the period	97.4	196.2	250.3	814.6	1,640.5	854.8	2,680.4	1,757.7

Net income per share – basic and diluted – R$(4)	0.018	0.036	0.045	0.148	0.298	0.154	0.503	0.32
Net income per share – continuing operations – basic and diluted – R$(4)	0.018	0.037	0.045	0.148	0.298	0.154	0.503	0.32
Net income per share – discontinuing operations – basic and diluted – R$(4)	—	(0.001)	—	—	—	—	—	—
Weighted average number of total shares outstanding (in thousands)(4)	5,421,132	5,421,132	5,421,132	5,421,132	5,421,132	5,410,090	5,264,266	5,129,516

(1)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Derived from our audited consolidated financial statements
(4)	Retrospectively adjusted for the 49-to-1 stock split approved by our shareholders on April 30, 2013 by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares.

	As of March 31,		As of December 31,
	2013	2013	2012	2012(2)	2011(3)	2010	2009
(amounts expressed in millions)	(in U.S.$)(1)	(in reais)	(in U.S.$)(1)	(in reais)
Balance sheet data:
Cash and cash equivalents	136.7	275.2	464.9	936.3	225.1	24.9	14.0
Financial investments	922.1	1,856.8	1,009.2	2,032.4	1,450.5	1,184.0	2,542.5
Trade receivables	467.0	940.5	452.2	910.7	786.1	679.6	666.9
Inventories	584.3	1,176.7	587.0	1,182.1	890.7	796.8	702.7
Other current assets	317.2	638.8	231.2	465.6	439.2	330.5	471.0

Total current assets	2,427.3	4,888.0	2,744.6	5,527.1	3,791.6	3,015.8	4,397.1
Assets related to business classified as held for sale (4)	686.6	1,382.7	348.2	701.2	—	—	—
Related parties	57.4	115.6	8.1	16.4	52.8	257.1	3,569.4
Judicial deposits	102.9	207.2	122.4	246.5	149.4	103.8	97.3
Deferred taxes	366.5	738.1	482.7	972.0	759.1	514.0	553.0
Other non-current assets	218.5	440.0	140.8	283.5	214.2	119.4	143.8

Total non-current assets	745.3	1,500.9	754.0	1,518.4	1,175.5	994.3	4,363.5
Investments in associated companies	643.1	1,295.1	1,018.3	2,050.6	3,241.4	3,521.5	572.1
Property, plant and equipment	4,612.9	9,289.5	4,628.5	9,320.8	6,954.3	5,581.3	5,129.3
Intangible assets	2,333.5	4,699.2	2,382.8	4,798.4	3,466.4	3,259.4	3,185.4

Total assets	11,448.7	23, 055.4	11,876.4	23,916.6	18,629.2	16,372.3	17,647.4

Current debt (5)	612.3	1,233.0	301.4	606.9	413.6	220.7	329.5
Trade payables	380.9	767.0	425.2	856.2	662.5	638.5	456.2
Income tax and social contribution	35.2	70.9	25.4	51.2	132.9	186.4	286.8
Dividend payables	192.7	388.1	218.0	439.1	274.0	211.1	—
Other current liabilities	475.4	957.3	632.1	1,272.9	675.3	711.8	458.4

Total current liabilities	1,696.4	3,416.3	1,602.1	3,226.3	2,158.3	1,968.5	1,530.9
Liabilities related to business classified as held for sale (4)	144.7	291.5	136.1	274.1	—	—	—
Non-current debt (6)	5,492.5	11,060.7	6,046.9	12,177.2	7,643.2	5,027.6	2,632.9
Related parties	239.3	482.0	241.6	486.6	726.1	1,748.0	6,301.1
Provision	475.4	957.4	531.7	1,070.8	935.0	805.0	787.9
Deferred taxes	429.2	864.4	418.5	842.7	983.3	990.6	478.5
Use of public assets	190.3	383.2	189.5	381.6	352.2	335.3	288.3
Other liabilities	299.6	603.3	272.9	549.5	412.7	436.5	385.0

Total non-current liabilities	7,126.3	14,351.0	7,701.1	15,508.4	11,052.5	9,343.0	10,873.7

Total liabilities	8,967.5	18,058.8	9,439.3	19,008.8	13,210.8	11,311.5	12,404.6
Capital stock	1,363.6	2,746.0	1,363.6	2,746.0	2,746.0	2,327.2	1,889.7
Tax incentive reserve	296.0	596.1	270.3	544.4	360.6	220.8	139.8
Profit reserves	392.2	789.8	392.2	789.8	1,963.9	2,415.1	2,878.2
Retained earnings	51.9	104.6	—	—	—	—	—
Cumulative other comprehensive income	253.5	510.5	286.9	577.8	155.9	(88.7)	163.0

Total equity attributable to controlling interest	2,357.3	4,747.1	2,313.0	4,658.0	5,226.4	4,874.4	5,070.7
Non-controlling interest	123.9	249.6	124.1	249.9	192.0	186.4	172.2

Total stockholders’ equity	2,481.2	4,996.6	2,437.1	4,907.8	5,418.4	5,060.8	5,242.9

Total liabilities and stockholders’ equity	11,448.7	23,055.4	11,876.4	23,916.6	18,629.2	16,372.3	17,647.4

(1)	Solely for the convenience of the reader, real amounts as of March 31, 2013 and December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Derived from our audited consolidated financial statements.
(4)	Includes the assets and liabilities related to our operations in China and our interest in VILA.
(5)	Includes current portion of long-term debt.
(6)	Excludes current portion of long-term debt.

	As of and for the Three-Month Period Ended March 31,				As of and for the Year Ended December 31,
(amounts expressed in millions, except for ratios)	2013	2013	2012(2)		2012	2012(2)(3)	2011(3)	2010(3)
	(in U.S.$) (1)	(in reais)			(in U.S.$) (1)	(in reais)
Other financial data:
Working capital (4)	670.5	1,350.3	—		614.1	1,236.6	1,014.3	837.9
Capital expenditures (5)	183.5	369.5	419.0		744.9	1,500.1	1,723.1	964.4
Depreciation, amortization and depletion	86.1	173.4	125.6		277.2	558.3	441.1	420.3
Net cash flow provided by (used in) operating activities	340.4	685.6	(24.3)		706.2	1,422.1	806.7	3,649.6
Net cash flow provided by (used in) investing activities	(399.6)	(804.7)	(405.9)		(599.5)	(1,207.3)	(1,553.9)	(1,947.8)
Net cash flow provided by (used in) financing activities	(252.1)	(507.7)	364.6		254.3	512.1	932.7	(1,688.1)
EBITDA before results of investees (6)	301.6	607.4	571.3		1,557.5	3,136.4	2,033.7	4,426.3
Adjusted EBITDA (6)	313.6	631.6	583.9		1,524.8	3,070.7	2,776.8	2,805.8
Adjusted EBITDA margin (7)	25.5%	25.5%	28.4%		32.4%	32.4%	31.9%	34.9%
Net debt (8) /Adjusted EBITDA (9)	3.3	3.3	n.a.	(11)	3.2	3.2	2.3	1.4
Adjusted ROCE (10)	23.4%	23.4%	n.a.	(11)	21.6%	21.6%	27.2%	36.0%

Operating segment and product information:
Revenues by operating segment:
Brazil operations (12)	946.2	1,905.4	1,847.6		3,826.1	7,705.1	7,250.4	6,538.1
North America operations	121.1	243.9	210.2		882.2	1,776.6	1,448.0	1,509.0
Europe, Africa and Asia operations	164.6	331.5	—		—	—	—	—
Revenues by product:
Cement	870.1	1,752.2	1,413.0		3,127.1	6,297.4	5,890.9	5,472.4
Ready-mix concrete	235.6	474.5	391.1		1,042.4	2,099.1	1,880.7	1,789.3
Aggregates	37.3	75.2	78.0		188.2	379.0	371.9	303.6
Other building materials	88.9	179.0	175.6		350.7	706.2	554.9	481.8
Adjusted EBITDA by operating segment (13):
Brazil operations (12)	301.3	606.8	627.9		1,378.0	2,775.1	2,574.8	2,542.4
North America operations	(17.4)	(35.1)	(44.1)		146.8	295.6	201.9	263.4
Europe, Africa and Asia operations	29.7	59.9	—		—	—	—	—

(1)	Solely for the convenience of the reader, real amounts as of and for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Balance sheet information as of December 31, 2012 has been recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Statement of income information for the years ended December 31, 2012, 2011 and 2010 derived from our audited consolidated financial statements.
(4)	Working capital is defined as trade receivables plus inventories less trade payables.
(5)	Represents cash disbursements for purchase of property, plant and equipment as presented in our statement of cash flows.
(6)	We define EBITDA before results of investees as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received minus/plus EBITDA from discontinued operations. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “—Non-GAAP financial measures and reconciliation.”
(7)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.
(8)	Net debt is the sum of total short- and long-term debt minus cash and cash equivalents, financial investments and derivatives.
(9)	Net debt/Adjusted EBITDA ratio is the ratio of our net debt as of the end of the applicable period divided by our Adjusted EBITDA most recently concluded period of four consecutive fiscal quarters.
(10)	We calculate Adjusted ROCE by dividing the sum of our operating profit from continuing operations before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions that are considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities, in each case, from continuing operations. For March 31, 2013 and 2012, Adjusted ROCE is presented for the 12-month periods ended March 31, 2013 and 2012.
(11)	Not available.
(12)	Includes South America.
(13)	We calculate EBITDA before results of investees for each of our operating segments as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions that are considered by our management as exceptional, impairment of goodwill and dividends received minus/plus EBITDA from discontinued operations. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “—Non-GAAP financial measures and reconciliation.”

	As of and for the Three-Month Period Ended March 31,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010	2009
Operating data:
Installed capacity:
Cement (in thousand tons per year)
Brazil plants	30,063	26,246	30,063	26,246	23,241	23,241
North America plants (1)	5,174	5,174	5,593	5,593	5,593	5,593
South America (excluding Brazil) (2)	717	200	200	200	200	200
Europe, Africa and Asia	16,348	—	16,348	—	—	—

Total	52,302	31,620	52,205	32,039	29,035	29,035

Sales volume:
Cement (in thousand tons)
Brazil	5,993	5,812	24,379	23,551	22,657	20,749
North America (1)	425	466	4,009	3,621	3,581	3,459
South America (excluding Brazil) (3)	27	26	87	131	131	128
Europe, Africa and Asia	2,119	—	—	—	—	—

Total	8,564	6,304	28,475	27,302	26,368	24,336
Ready-mix concrete (in thousand cubic meters)
Brazil	1,103	1,132	4,819	4,572	4,188	3,650
North America (1)	411	434	3,923	3,984	4,151	3,723
Europe, Africa and Asia	523	—	—	—	—	—

Total	2,037	1,566	8,742	8,556	8,339	7,374

Number of Employees
Brazil	9,123	8,327	9,265	8,161	7,817	7,686
North America (1)	3,022	3,119	3,128	3,146	3,726	3,196
South America (excluding Brazil) (2)	308	52	52	46	44	49
Europe, Africa and Asia	3,244	—	3,221	—	—	—

Total	15,697	11,498	15,666	11,353	11,587	10,931

(1)	As of and for the years ended December 31, 2012, 2011 and 2010, includes the proportional share of the operational data of our 50/50 joint ventures in North America (based upon our equity participation in these companies).
(2)	As of and for the three-month period ended March 31, 2013, includes Artigas (Uruguay) and Itacamba (Bolivia). As of March 31, 2012 and December 31, 2012, 2011 and 2010 corresponds to Itacamba (Bolivia).
(3)	For the three-month period ended March 31, 2013, does not include Artigas (Uruguay). For the three-month periods ended March 31, 2013 and 2012, and for the years ended December 31, 2012, 2011 and 2010, corresponds to Itacamba (Bolivia).

Non-GAAP financial measures and reconciliation

We define EBITDA before results of investees as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received minus/plus EBITDA from discontinued operations. The non-cash items considered as exceptional by our management generally relate to our equity investments and associates, such as gains/losses on acquisitions, disposals or exchange of assets. In 2010, we recorded a non-cash gain of R$1,672.4 million in connection with the 2012 Cimpor asset exchange. In 2011, we recorded an impairment loss on equity of investees of R$586.5 million, and in 2012, we recorded a non-cash gain of R$266.8 million in connection with the disposal of our 21.21% equity interest in Cimpor.

We present EBITDA before results of investees and Adjusted EBITDA because we believe it provides investors with a supplemental measure of the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Our management also uses EBITDA before results of investees and Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes.

EBITDA before results of investees and Adjusted EBITDA are not IFRS measures, do not represent cash flow for the periods indicated and should not be construed as an alternative to net income (loss), or operating profit, as an indicator of operating performance, as an alternative to cash flow provided by operating activities or as a measure of liquidity (in each case, as determined in accordance with IFRS). EBITDA before results of investees and Adjusted EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies, including our competitors in the cement industry.

The following table sets forth the calculation and reconciliation of our net income to EBITDA before results of investees and Adjusted EBITDA for the periods indicated:

	For the Three-Month Period Ended March 31,
	2013	2013	2012
(amounts expressed in millions)	(in U.S.$)(1)	(in reais)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	97.4	196.2	250.3
Plus (less):
Financial income (expenses), net from continuing operations	56.3	113.4	106.4
Financial income (expenses), net from discontinued operations	(2.8)	(5.7)	—
Income tax and social contribution from continuing operations	62.2	125.2	107.6
Income tax and social contribution from discontinued operations	(0.6)	(1.2)	—
Depreciation, amortization and depletion from continuing operations	86.1	173.4	125.6
Depreciation, amortization and depletion from discontinued operations	3.2	6.5	—
Equity in results of investees	(0.2)	(0.4)	(18.6)

EBITDA before results of investees	301.6	607.4	571.3
Plus (less):
Dividends received	6.2	12.5	12.6
EBITDA from discontinued operations	5.8	11.7	—

Adjusted EBITDA	313.6	631.6	583.9

(1)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

	For the Year Ended December 31,
	2012	2012	2011	2010
(amounts expressed in millions)	(in U.S.$)(1)	(in reais)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	814.6	1,640.5	854.8	2,680.4
Plus (less):
Financial income (expenses), net	464.4	935.3	772.4	390.8
Income tax and social contribution	(70.6)	(142.3)	277.1	1,126.8
Depreciation, amortization and depletion	277.2	558.3	441.1	420.3
Equity in results of investees (2)	71.8	144.6	(311.8)	(192.0)

EBITDA before results of investees	1,557.5	3,136.4	2,033.7	4,426.3
Plus (less):
Dividends received	96.0	193.4	156.6	51.9
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	(1,672.4)
Impairment of investment in Cimpor and Bío Bío	—	—	586.5	—
Loss on disposal of equity investments	3.8	7.7	—	—
Gain on disposal of our 21.21% equity interest in Cimpor	(132.5)	(266.8)	—	—

Adjusted EBITDA	1,524.8	3,070.7	2,776.8	2,805.8

(1)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	For the year ended December 31, 2012, equity in results of investees includes recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor of R$170.1 million.

We calculate EBITDA before results of investees for each of our operating segments as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/less equity in results of investees. We define Adjusted EBITDA for each of our operating segments as EBITDA before results of investees minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received minus/plus EBITDA from discontinued operations. The non-cash items considered as exceptional by our management generally relate to our equity investments and associates, such as gains/losses on acquisitions, disposals or exchange of assets.

The following tables set forth the calculation and reconciliation of our EBITDA before results of investees and Adjusted EBITDA for each operating segment for the periods indicated:

	For the Three-Month Period Ended March 31, 2013
	Brazil	North America	Europe, Africa and Asia	Consolidated
	(in millions of U.S.$) (1)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	133.3	(30.4)	(5.5)	97.4
Plus (less):
Financial income (expenses), net from continuing operations	46.1	5.5	4.7	56.3
Financial income (expenses), net from discontinued operations	—	—	(2.8)	(2.8)
Income tax and social contribution from continuing operations	70.7	(14.0)	5.5	62,2
Income tax and social contribution from discontinued operations	—	—	(0.6)	(0.6)
Depreciation, amortization and depletion for continuing operations	45.0	21.5	19.6	86,1
Depreciation, amortization and depletion from discontinued operations	—	—	3,2	3.2
Equity in results of investees	—	—	(0.1)	(0.2)

EBITDA before results of investees	295.1	(17.4)	24.0	301.6
Plus (less):
Dividends received	6.2	—	—	6.2
EBITDA - discontinued operations	—	—	5.8	5.8

Adjusted EBITDA	301.3	(17.4)	29.7	313.6

(1)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

	For the Three-Month Period Ended March 31, 2013
	Brazil	North America	Europe, Africa and Asia	Consolidated
	(in millions of reais)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	268.4	(61.2)	(11.0)	196.2
Plus (less):
Financial income (expenses), net – continuing operations	92.9	11.0	9.5	113.4
Financial income (expenses), net – discontinued operations	—	—	(5.7)	(5.7)
Income tax and social contribution – continuing operations	142.3	(28.1)	11.0	125.2
Income tax and social contribution – discontinued operations	—	—	(1.2)	(1.2)
Equity in results of investees	(0.1)	—	(0.3)	(0.4)
Depreciation, amortization and depletion – continuing operations	90.7	43.3	39.4	173.4
Depreciation, amortization and depletion – discontinued operations			6.5	6.5

EBITDA before results of investees	594.2	(35.1)	48.2	607.4
Plus (less):
Dividends received	12.5	—	—	12.5
EBITDA – discontinued operations			11.7	11.7

Adjusted EBITDA	606.8	(35.1)	59.9	631.6

	For the Three-Month Period Ended March 31, 2012(1)
	Brazil	North America	Consolidated
	(in millions of reais)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	308.5	(58.2)	250.3
Plus (less):
Financial income (expenses), net	109.1	(2.7)	106.4
Income tax and social contribution	140.9	(33.3)	107.6
Equity in results of investees	(22.3)	3.7	(18.6)
Depreciation, amortization and depletion	79.1	46.5	125.6

EBITDA before results of investees	615.3	(44.0)	571.3
Plus (less):
Dividends received	12.6	—	12.6

Adjusted EBITDA	627.9	(44.0)	583.9

(1)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(2)	Solely for the convenience of the reader, real amounts for the three-month period ended March 31, 2013 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.

	For the Year Ended December 31, 2012(1)
	Brazil	North America	Consolidated	Brazil	North America	Consolidated
	(in millions of U.S.$)			(in millions of reais)(2)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	780.3	34.3	814.6	1,571.4	69.1	1,640.5
Plus (less):
Financial income (expenses), net	451.7	12.7	464.4	909.7	25.5	935.3
Income tax and social contribution	(66.1)	(4.5)	(70.6)	(133.2)	(9.0)	(142.3)
Equity in results of investees	71.8	—	71.8	144.6	—	144.6
Depreciation, amortization and depletion	172.9	104.3	277.2	348.2	210.0	558.3

EBITDA before results of investees	1,410.7	146.8	1,557.5	2,840.8	295.6	3,136.4
Plus (less):
Dividends received	96.0	—	96.0	193.4	—	193.4
Gain on disposal of our 21.21% equity interest in Cimpor	(132.5)	—	(132.5)	(266.8)	—	(266.8)
Loss on disposal of equity investments	3.8	—	3.8	7.7	—	7.7

Adjusted EBITDA	1,378.0	146.8	1,524.8	2,775.1	295.6	3,070.7

(1)	Solely for the convenience of the reader, real amounts for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Consolidated amounts derived from our audited consolidated financial statements.

	For the Year Ended December 31,
	2011			2010
	Brazil	North America	Consolidated(1)	Brazil	North America	Consolidated(1)
	(in millions of reais)
Reconciliation of net income to EBITDA before results of investees and Adjusted EBITDA
Net income	793.2	61.6	854.8	2,632.8	47.7	2,680.4
Plus (less):
Financial income (expenses), net	778.0	(5.6)	772.4	344.4	46.3	390.7
Income tax and social contribution	305.0	(27.9)	277.1	1,157.4	(30.6)	1,126.8
Equity in results of investees	(311.8)	—	(311.8)	(192.0)	—	(192.0)

Depreciation, amortization and depletion	267.3	173.8	441.1	220.3	200.0	420.3

EBITDA before results of investees	1,831.7	201.9	2,033.7	4,162.9	263.4	4,426.3
Plus (less):
Dividends received	156.6	—	156.6	51.9	—	51.9
Gain on transfer of assets – 2012 Cimpor asset exchange	—	—	—	(1,672.4)	—	(1,672.4)
Impairment of investment in Cimpor and goodwill	586.5	—	586.5	—	—	—

Adjusted EBITDA	2,574.8	201.9	2,776.8	2,542.4	263.4	2,805.8

(1)	Consolidated amounts derived from our audited consolidated financial statements.

We present Adjusted ROCE due to the asset intensive nature of our business and our related need to efficiently employ our capital. Adjusted ROCE is a non-GAAP measure that helps to focus our management on maximizing the use and return of our existing assets and pursuing strategic growth and investment opportunities that are projected to yield sufficient returns. We calculate Adjusted ROCE by dividing the sum of our operating profit from continuing operations before equity in results of investees and net financial income (expense) minus/plus certain non-cash transactions considered by our management as exceptional included in operating profit and dividends received, by the sum of property, plant and equipment plus total current assets less total current liabilities, in each case, from continuing operations.

The following table sets forth our calculation of Adjusted ROCE and its reconciliation to operating profit before equity results and net financial income (expense) for the periods indicated:

	As of and for the Twelve- Month Period Ended March 31,		As of and for the Year Ended December 31,
	2013	2013	2012	2012(2)(3)	2011(3)	2010(3)
(amounts expressed in millions, except for ratio)	(in U.S.$)(1)	(in reais)	(in U.S.$)(1)	(in reais)
Calculation of Adjusted ROCE
Operating profit from continuing operations before equity results and net financial income (expense)	1,282.0	2,581.7	1,280.2	2,578.1	1,592.6	4,006.0
Plus (less):
Dividends received	96.0	193.3	96.0	193.4	156.6	51.9
Gain on transfer of assets – 2010 Cimpor asset exchange	—	—	—	—	—	(1,672.4)
Gain on the disposal of our 21.21% equity interest in Cimpor	(132.5)	(266.8)	(132.5)	(266.8)	—	—
Loss on disposal of equity investments	3.8	7.7	3.8	7.7	—	—
Impairment of investment in Cimpor and goodwill	—	—	—	—	586.5	—

	1,249.3	2,515.9	1,247.6	2,512.4	2,335.7	2,385.4
Divided by the sum of:
Property, plant and equipment	4,612.9	9,289.5	4,628.5	9,320.8	6,954.3	5,581.3
Total current assets	2,427.3	4,888.0	2,744.6	5,527.1	3,791.6	3,015.8
Less:
Total current liabilities	(1,696.4)	(3,416.3)	(1,602.1)	(3,226.3)	(2,158.3)	(1,968.5)

	5,343.7	10,761.2	5,771.0	11,621.6	8,587.5	6,628.7

Adjusted ROCE	23.4%	23.4%	21.6%	21.6%	27.2%	36.0%

(1)	Solely for the convenience of the reader, real amounts as of and for the three-month period ended March 31, 2013 and the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate as of March 31, 2013 of R$2.0138 to U.S.$1.00. See “Exchange Rates” for further information on recent fluctuations in exchange rates.
(2)	Balance sheet information as of March 31, 2012 and December 31, 2012 has been recast on the basis of accounting principles introduced as from January 1, 2013.
(3)	Statement of income information for the years ended December 31, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Because of the significance of the 2012 Cimpor asset exchange, we have included the following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2012, which combines the historical consolidated statement of income of Votorantim Cimentos and the historical combined carve-out statement of profit and loss of the Cimpor Target Businesses (as defined below), giving effect to the business combination as if it had been consummated on January 1, 2012, the beginning of the year presented.

On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries in Spain, Morocco, Tunisia, Turkey, India, China and Peru (which for purposes of the pro forma financial information we refer to collectively as the “Cimpor Target Businesses”), and 21.21% of Cimpor’s consolidated net debt (as of November 30, 2012). We refer to this transaction as the 2012 Cimpor asset exchange. The Cimpor Target Businesses were contributed on November 30, 2012 (Turkey, Tunisia, India and the applicable debt) and December 19, 2012 (Spain, Morocco, China and Peru) by Cimpor to VCEAA, a legal entity incorporated by Cimpor on October 8, 2012 under the laws of Spain, the issued and outstanding shares of which were owned by Cimpor. On December 20, 2012 Cimpor transferred all of the shares of VCEAA to InterCement Austria, and on December 21, 2012, InterCement Austria transferred all of the shares of VCEAA to Votorantim Cimentos. We do not intend to continue our operations in China, and we have implemented a plan to dispose of this business. As a result, these assets and liabilities are classified as discontinued operations in the historical consolidated carve-out statement of profit of the Cimpor Target Businesses. Our management expects this sale to be consummated in 2013.

As a result, on December 21, 2012, we and InterCement Austria consummated the 2012 Cimpor asset exchange through which we obtained sole ownership and control of VCEAA and of the Cimpor Target Businesses. We accounted for the 2012 Cimpor asset exchange as a business combination in accordance with IFRS 3R “Business Combinations” (Revised 2008) with Votorantim Cimentos as the accounting acquirer. Pursuant to the terms and conditions of the 2012 Cimpor asset exchange, we were obligated to pay €57.0 million to InterCement Austria on January 21, 2013 as a result of certain post-closing adjustments.

Upon the closing of the 2012 Cimpor asset exchange on December 21, 2012, we ceased to recognize our 21.21% equity interest in Cimpor, and we began to consolidate 100% of the assets, liabilities and results of the operations of VCEAA. As a result, our balance sheet as of December 31, 2012 consolidated all of the assets and liabilities of VCEAA. Considering the short time period between the date of consummation on December 21, 2012 and year-end and the lower volume of operations as a result of the holiday season we effectively began to consolidate the results of VCEAA as from December 31, 2012. We estimate revenue and net income for the period from December 21, 2012 to December 31, 2012 to be immaterial. However, the results of the Cimpor Target Businesses from December 21, 2012 through December 31, 2012 are included in the carve-out combined statement of profit and loss of the Cimpor Target Businesses.

For purposes of the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012, we assume that the 2012 Cimpor asset exchange occurred on January 1, 2012. As a result, the unaudited pro forma condensed consolidated statement of income was derived from:

•	our audited historical consolidated statement of operations for the year ended December 31, 2012; and

•	the audited carve-out combined statement of profit and loss of the Cimpor Target Businesses for the year ended December 31, 2012.

The carve-out combined statement of profit and loss of the Cimpor Target Businesses has been adjusted to reflect certain reclassifications in order to conform them to the Votorantim Cimentos’ financial statement presentation as further detailed below

The unaudited pro forma condensed consolidated statement of operations (1) has been prepared pursuant to SEC rules and regulations under Article 11 of Regulation S-X and (2) is not necessarily indicative of the results that would have been achieved if the 2012 Cimpor asset exchange had occurred at the beginning of the period presented, nor is it indicative of future operating results.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with our historical audited consolidated financial statements and accompanying notes and the audited carve out historical combined financial statements of the Cimpor Target Businesses included elsewhere in this prospectus. While, we expect to incur certain costs to integrate the operations of the Cimpor Target Businesses, the unaudited pro forma condensed consolidated statement of operations does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies that may result from the business combination. In addition, the unaudited pro forma condensed consolidated statement of operations excludes one-time costs directly attributable to the 2012 Cimpor asset exchange or professional fees incurred by us in connection with the this business combination, as these costs were not considered part of the purchase price.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2012

	Note	Votorantim Cimentos 2012 Historical	Cimpor Target Businesses Period from January 1, 2012 through December 31, 2012	Pro Forma Adjustments		2012 Pro Forma
				Disposal of equity interest in Cimpor	Acquisition of Cimpor Target Businesses
	(in millions of reais, unless otherwise indicated)
Revenues		9,481.7	1,474.5	—	—	10,956.1
Cost of sales and services	3.1/3.2	(6,177.1)	(711.1)	—	(33.7)	(6,921.9)

Gross profit		3,304.6	763.4	—	(33.7)	4,034.3
Operating income (expenses):
Selling		(610.0)	(42.4)	—	—	(652.3)
General and administrative	3.3	(668.0)	(704.0)	—	12.1	(1,359.8)
Provision and impairment losses		—	(1,410.5)	—	—	(1,410.5)
Gain on the disposal of our investment - Cimpor	3.5	266.8	—	(266.8)	—	—
Other operating income (expenses), net		284.8	(73.1)	—	—	211.7

Operating expenses, net		(726.4)	(2,230.0)	(266.8)	12.1	(3,211.0)

Operating profit before results from investments and financial results		2,578.1	(1,466.6)	(266.8)	(21.5)	823.2
Results from investments:
Realization of other comprehensive income on disposal on investment in Cimpor	3.5	(170.1)	—	170.1	—	—
Equity in the results of investees	3.5	25.5	(12.7)	79.3	—	92.1

Total results from investments		(144.6)	(12.7)	249.4	—	92.1
Financial income		316.5	21.9	—	—	338.4
Financial expense	3.4	(869.9)	(63.2)	—	(13.0)	(946.2)
Net foreign exchange gains (losses)		(381.8)	—	—	—	(381.8)

Financial income (expenses). net		(935.3)	(41.3)	—	(13.0)	(989.6)

Profit before taxation		1,498.2	(1,520.6)	(17.4)	(34.5)	(74.3)
Income tax and social contribution	3.5/3.6	142.3	39.5	(391.1)	9.9	(199.4)

Net income for the year		1,640.5	(1,481.1)	(408.4)	(24.6)	(273.6)

Net income attributable to Company’s stockholders		1,616.8	(1,409.3)	(408.4)	(25.2)	(226.2)
Net income attributable to non-controlling interests		23.7	(71.8)	—	0.6	(47.5)

Basic and diluted earnings per share – R$(1)		0.298				(0.042)
Weighted average number of total shares (in thousands)(1)		5,421,132				5,421,132

(1)	Retrospectively adjusted for the 49-to-1 stock split approved by our shareholders on April 30, 2013 by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares.

Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Operations

1.	Basis of Presentation

The unaudited pro forma condensed consolidated statement of operations was prepared in accordance with IFRS 3R “Business Combinations” (Revised 2008) using the purchase method of accounting, with Votorantim Cimentos considered the acquirer of the Cimpor Target Businesses.

The unaudited pro forma condensed combined statement of operations presents the pro forma results of operations of Votorantim Cimentos as if the 2012 Cimpor asset exchange had occurred on January 1, 2012. The unaudited pro forma condensed combined statement of operations is presented for illustrative purposes only and does not reflect the costs of any integration activities or benefits that may result from future cost savings due to operating efficiencies expected to result from the 2012 Cimpor asset exchange.

The table below represents the allocation of the total consideration to the tangible and intangible assets and liabilities of the Cimpor Target Businesses acquired on the acquisition/closing date which is reflected in our consolidated balance sheet as of December 31, 2012 (see note 17.d. of our audited consolidated financial statements):

Fair value recognized on acquisition date
(in millions of reais)
Property, plant and equipment	1,596.1
Intangible assets	217.8
Inventories	260.9
Trade account receivable	302.5
Cash and cash equivalents	148.8
Other assets	173.9

Total assets	2,700.0

Loans and financing	(948.4)
Trade payables	(218.5)
Taxes payable	(69.0)
Provisions	(86.9)
Deferred taxes	(203.9)
Other liabilities	(15.2)

Total liabilities	(1,541.8)

Non-controlling interest	69.0

Net assets acquired	1,089.2

Preliminary goodwill on acquisition	1,143.8

Total consideration transferred	2,233.0

(of which in cash) paid in January 2013	(155.9)

In connection with our acquisition of control of the Cimpor Target Businesses, we simultaneously disposed of our 21.21% equity interest in Cimpor. The unaudited pro forma condensed consolidated statement of operations also reflects basis adjustments to reflect on a pro forma basis as if we had disposed of the 21.21% equity interest in Cimpor as of January 1, 2012.

2.	Reclassifications to the statement of profit and loss of the Cimpor Target Businesses to conform to the presentation of Votorantim Cimentos and translation to Brazilian reais

The following table presents certain reclassifications that have been made to the carve-out combined statement of profit and loss of the Cimpor Target Businesses to conform to the criteria of presentation used in the statement of income of Votorantim Cimentos and also presents the translation of the amounts in the statement of operations from its presentation currency in Euros to Brazilian reais using the average exchange rate for the year ended December 31, 2012 of R$2.5057 per €1.00.

	December 31, 2012 Carve-out Cimpor Target Businesses as published- In Euros		Reclassifications to conform to the presentation of Votorantim Cimentos - In Euros	Carve-Out Cimpor Target Businesses reclassified - In Euros	Carve-Out Cimpor Target Businesses reclassified - In Reais
	(in millions of Euros)		(in millions of Euros)		(in millions of reais)
Sales	569.6
Service rendered	5.5
Other operating income	13.3

Total revenue	588.4	Revenues	—	588.4	1,474.5

Cost of sales	(173.7)	Cost of sales and services	(110.1)	(283.8)	(711.1)
Utilities and outside services	(221.6)		221.6	—	—
Personnel costs	(113.1)		113.1	—	—
Depreciation and amortization charge	(73.2)		73.2	—	—
		Selling	(16.9)	(16.9)	(42.4)
		General and administrative	(281.0)	(281.0)	(704.0)
Provisions and impairment losses	(562.9)	Provisions and impairment losses	—	(562.9)	(1,410.5)
		Gain on the disposal of our investment – Cimpor	—	—	—
Other operating expenses	(29.2)	Other operating income (expenses), net	—	(29.2)	(73.1)

Total expenses	(1,173.7)
Profit (loss) from operations	(585.3)	Operating profit before results from investment and financial results	—	(585.3)	(1,466.6)
		Results from investments:
		Income on disposal of investments in Cimpor
Financial costs	(25.2)	Financial expense	—	(25.2)	(63.2)
Financial income	8.7	Financial income	—	8.7	21.9
		Net foreign exchange gains (losses)	—	—	—
		Financial income (expenses), net	—	(16.5)	(41.3)
Results of companies accounted for using the equity method	(5.1)	Equity in the results of investees	—	(5.1)	(12.7)
Income from investments	—		—	—	—

Profit (loss) before taxes from continuing operations	(606.8)	Profit before taxation	—	(606.8)	(1,520.6)
		Income tax and social contribution:
Income tax benefit (expense)	15.8	Current	(28.7)	(12.9)	(32.4)
		Deferred	28.7	28.7	71.9

Profit (loss) for the year from continuing operations	(591.1)	Net income for the year from continuing operations	—	(591.1)	(1,481.1)
Discontinued operations	(51.4)	Discontinued operations	—	(51.4)	(128.7)

Profit (loss) for the year	(642.5)	Net income for the year	—	(642.5)	(1,609.8)

Attributable to equity holders of the parent	(613.8)	Net income attributable to company’s stockholders	—	(613.8)	(1,538.0)
Attributable to non-controlling interest	(28.6)	Net income attributable to non-controlling interests	—	(28.6)	(71.8)

Profit (loss)	(642.5)		—	(642.5)	(1,609.8)

3.	Pro Forma Adjustments

3.1	Amortization of property and equipment

This pro forma adjustment reflects the additional amortization for continued operations that would have been recognized on the fair value of property and equipment had the 2012 Cimpor asset exchange occurred on January 1, 2012 and amounts to R$10.7 million.

In connection with the acquisition we have also recognized property, plant and equipment at its fair value and have determined the remaining useful life of the assets

Country	Revised useful life	Fair value as of December 31, 2012
	(in years)	(in millions of reais)
Spain	14	269.0
India	10	173.1
Morocco	15	204.0
Turkey	13	180.4
Tunisia	14	169.8

Total property, plant and equipment – Continued operations		996.3
Discontinued operations	19	181.1

Total plant and machinery		1,177.4
Other fixed assets		418.7

Total property, plant and equipment		1,596.1

3.2	Cost of goods sold

This pro forma adjustment reflects the additional cost of sales from continuing operations resulting from having measured inventories at their fair value had the 2012 Cimpor asset exchange occurred on January 1, 2012 and amounts to R$7.6 million.

3.3	Acquisition Expenses

This pro forma adjustment reflects the elimination of incremental direct acquisition costs incurred in connection with the 2012 Cimpor asset exchange which had been expensed in the statement of income of the Company. This adjustment does not include any internal costs such as salaries and benefits of individuals allocated to the acquisition or other internal costs.

The pro forma adjustments include the following amounts:

(in millions of R$)
Consulting services	7.3
Audit services	0.4
Legal expenses	3.4
Travel expenses	0.9
Others	0.2

Total	12.1

3.4	Interest Expense

This pro forma adjustment reflects the additional interest expense that would have been recognized on debt assumed in conjunction of the acquisition of the Cimpor Target Businesses had this debt been assumed on January 1, 2012. The amount of interest expense has been calculated as the amount of the U.S.-denominated debt assumed as of December 21, 2012 multiplied by the contractual interest rate of such debt of Libor plus 1.33% per annum and calculating the interest expense for the period from January 1, 2012 to December 20, 2012 and amounts to R$13.0 million, which was not included in our statement of income or in the carve-out combined statement of profit and loss of the Cimpor Target Businesses. For the calculation of this pro forma adjustment, we considered the one-month LIBOR average in 2012. A 0.125% increase (decrease) in the LIBOR interest rate would result in a variation in the additional interest income (expense) of R$1.0 million.

3.5	Reversal of equity in results of Cimpor and gain on re-measurement of the equity interest in Cimpor upon sale

This pro forma adjustment reflects the reversal of:

(a)	the equity in results resulting from our 21.21% equity in Cimpor amounting to R$79.3 million for the year ended December 31, 2012; and

(b)	the gain on re-measurement that we recognized upon the 2012 Cimpor asset exchange of R$266.8 million, the related income tax effect of R$391.0 million and the realization of other comprehensive loss of R$170.1 million.

3.6	Income Tax Expense

This pro forma adjustment reflects the income tax effect based on the statutory income tax rate applicable to each country’s operations. The following presents the income tax rates applicable to the operations in each of the countries where the continuing operations of the Cimpor Target Businesses operate:

•	Spain 30%;

•	Turkey 20%;

•	India 32%;

•	Morocco 30%;

•	Tunisia 30%; and

•	Peru 30%.

3.7	Non-controlling Interest

This pro forma adjustment reflects the adjustment to income from non-controlling interest of the Cimpor Target Businesses as result of the adjustments set forth above.

4.	Impairment of long-lived assets

During 2012 and prior to the consummation of the 2012 Cimpor asset exchange, the Cimpor Target Businesses recognized substantial impairment charges on goodwill and on property, plant and equipment, which amounted to €594.0 million (R$1,491.1 million). These impairment charges were considered exceptional by management, did not result in any pro forma adjustment and were recognized as an impairment loss in the unaudited pro forma condensed consolidated statement of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We believe we are the largest and most profitable heavy building materials company in Brazil, the fourth-largest cement market in the world according to the Building Materials Research Report. We produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, according to the Global Cement Report, with 52.3 million tons as of the date of this prospectus. In 2012, we had revenues of R$9,481.7 million, net income of R$1,640.5 million, Adjusted EBITDA of R$3,070.7 million, net margin (calculated as net income divided by revenue) of 17.3%, Adjusted EBITDA margin of 32.4% and Adjusted ROCE of 21.6%. We believe our Adjusted ROCE (which was 23.4% during the 12-month period ended March 31, 2013) is one of the highest among publicly traded global cement producers, and our revenues grew at a CAGR of 9.4% from 2009 through 2012.

Financial Presentation and Accounting Practices

Presentation of Financial Statements

We have prepared our unaudited consolidated financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010 in accordance with IFRS as issued by the IASB.

As described in note 3.2 of our unaudited consolidated interim financial information, effective as of January 31, 2013, we have adopted IFRS 11. As a result of our adoption of IFRS 11, we no longer proportionally consolidate the results of operations of our joint ventures, and effective as of January 1, 2013, we account for these companies using the equity method. We have retroactively applied IFRS 11 to the comparative balance sheet as of December 31, 2012 and to the statement of income information for the three-month period ended March 31, 2012 included in our unaudited consolidated interim financial information. The joint ventures that we previously consolidated and that we currently account for using the equity method are: Sumter Cement Co LLC; Trinity Materials LLC; Suwannee; Superior Building Materials LLC; Cementos Especiales de Las Islas S.A., Hormigones y Aridos La Barca S.A. and Cantera do Penedo S.A.

Considering that the effects of the retroactive application of IFRS 11 to our consolidated financial statements are not material to our financial position, results of operations or cash flows as of as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, we present in this prospectus our audited consolidated financial statements using the accounting for joint ventures applicable before the effectiveness of IFRS 11.

The consolidated balance sheet information as of December 31, 2012 presented in this prospectus has been derived from our consolidated balance sheet presented as comparative information in our unaudited consolidated interim financial information, while the consolidated balance sheet information as of December 31, 2011 has been derived from our audited consolidated financial statements.

Business Segments and Presentation of Segment Financial Data

We are organized by geographical areas and have three operating segments based on the location of our main assets, as follows: (1) Brazil (including our operations in South America); (2) North America; and (3) commencing on December 21, 2012 when we consummated the 2012 Cimpor asset exchange, Europe, Africa and Asia.

Because the 2012 Cimpor asset exchange was consummated on December 21, 2012, our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 include segment information for our three operating segments but results of operations for only two segments: (1) Brazil (including our operations in South America) and (2) North America. Commencing on January 1, 2013, our financial statements include information about the results of our three operating segments described above.

Our segment information is prepared on the same basis as the information that our senior management uses to allocate resources among our segments and evaluate their performance. The key financial performance measure of our reportable segments are EBITDA before results of investees, and Adjusted EBITDA, which are reported on a monthly basis to the chief operating decision maker, who in our case, is our Chief Executive Officer. For additional information on our operating segments and a reconciliation of the operating results of our operating segments to our consolidated results, see note 34 to our audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and that require our management to make difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	impairment of goodwill and investments;

•	fair value of derivatives and other financial instruments;

•	contingent assets, liabilities and legal obligations;

•	business combinations;

•	income tax, social contribution and other taxes;

•	employee benefits;

•	revenue recognition and resulting accounts receivable; and

•	review of the useful lives and recoverability of long-lived assets.

Impairment of goodwill and investments

As of March 31, 2013 and December 31, 2012, we had recorded R$2,872.3 million and R$2,930.5 million, respectively, as goodwill on our consolidated balance sheet (R$2,009.3 million as of December 31, 2011 and R$1,912.0 million as of December 31, 2010). Goodwill represents the positive difference between the amount paid or payable and the net amount of the fair value of assets and liabilities of the acquired entity. We record goodwill on acquisition of subsidiaries under “intangible assets.” If we determine there is negative goodwill, we record this negative goodwill on the acquisition date as a gain in the statement of income for the period. We test goodwill at least on an annual basis to verify whether losses from impairment exist, and if that is the case, we recognize an impairment loss, which cannot be subsequently reversed. The gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold. For impairment testing, we allocate goodwill to the cost generating unit, or CGU, or to a group of CGUs which is expected to benefit from the business combination originating the goodwill. The recoverable amounts allocated to our CGUs, or group of CGUs, are determined based on “value-in-use” calculations by applying the discounted cash flow model for each CGU, or group of CGUs. The process of estimating the value-in-use involves the use of assumptions, judgments and estimates of future cash flows and represents the best estimate as approved by our management.

With respect to the goodwill impairment test we performed as of December 31, 2012, the most recent date at which we tested impairment, the following table presents, for those CGUs (or group of CGUs) that have allocated a significant amount of goodwill, both the amount of the goodwill allocated to such CGU or group of CGUs, and the percentage by which the fair value of the CGU or group of CGUs exceeded the carrying amount of such CGU or group of CGUs.

	As of December 31, 2012
CGU or group of CGUs	Goodwill allocated	Excess of fair value of the CGUs or group of CGUs as a percentage of the carrying amount of the CGU or group of CGUs
		Amount	Percentage
	(in thousands of reais, except for percentages)
Operating segment North America (VCNA) (1)	1,662.5	700.6	14.3%
Operating segment Europe, Asia and Africa (VCEAA) (2)	854.4	—	—
Goodwill related to business acquired in Brazil:
Companhia Cimento Ribeirão Grande	205.9	404.2	78.9%
Engemix S.A	75.9	436.0	574.6%
Mineração Potilider Ltda	71.4	25.4	44.8%
CJ Mineração Ltda	15.6	32.8	111.6%
Other	44.8	—	—

Total	2,930.5

(1)	Votorantim Cement North America, or VCNA.
(2)	This business was acquired on December 21, 2012 and was accounted for at fair value according to IFRS 3R. Accordingly, we believe that the carrying amount of VCEAA’s operating segment represents its fair value as of December 31, 2012.

Fair value of derivatives and other financial instruments

We classify our financial assets into the following categories: (1) held for trading and (2) loans and receivables, depending on the purpose for which the financial assets were acquired.

(1)	Held for trading – The financial instruments “held for trading” reflect generally their active and frequent trading, mainly in the short term. These assets are measured at their fair value and the changes in their fair value are recognized in the statement of income under “financial income” or “financial expenses.” Transactions with derivative financial instruments are classified in this group, unless they have been designated as hedging instruments.

(2)	Loans and receivables – Loans and receivables have fixed or determinable payment terms and are not quoted on an active market. Loans and receivables are adjusted based on the effective interest rate of the transaction, with the effective rate as defined in the applicable contract, as adjusted by the related costs of the transaction.

The fair value of investments with publicly-available quotations is based on applicable market prices. With regard to financial assets without an active market, we establish the fair value through valuation techniques, which include comparisons with recent third-party transactions, reference to other instruments that are substantially similar, an analysis of discounted cash flows and option pricing models. The selection of the most appropriate valuation technique among a variety of methods involves our judgment and requires our management to make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Derivatives are initially recognized at their fair value on the date the derivative contract is executed and are subsequently re-measured at their fair value. We make assumptions as to future foreign exchange and interest rates to recognize the fair value of each derivative instrument. We designate some derivatives under hedge accounting relationships either as hedges (1) of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge) or (2) of currency risk of a net investment in a foreign operation (net investment hedge).

(1)	Cash flow hedges – The effective portion of changes in the fair value of our derivatives designated as cash flow hedges is recognized in stockholders’ gains or losses related to the non-effective portion are immediately recognized in our statement of income.

(2)	Net investment hedge – We have designated certain of our foreign-denominated indebtedness as hedges for a portion of our foreign investments. For instance, we used our Euro-denominated international bonds to hedge our investment in Cimpor and after our completion of the 2012 Cimpor asset exchange, we use these bonds to hedge our investment in VCEAA. The portion of foreign exchange gains/losses on such foreign-denominated indebtedness designated for hedge accounting is recorded in our stockholders’ equity. We account for our net investment hedges similarly to our cash flow hedges. Any accumulated gains and losses in our stockholders’ equity are recognized in our statement of income when we partially or fully disposed of the foreign investment.

Contingent liabilities and legal obligations

We recognize provisions for environmental restoration, restructuring costs and legal claims when: (1) we have a present legal or constructive obligation as a result of past events; (2) it is probable that we will be required to make payment to settle the obligation; and (3) the amount has been reliably estimated. We do not recognize provisions for future operating losses.

When there are a number of similar obligations, we determine the likelihood that a cash outflow will be required by considering the class of obligations as a whole. We recognize a provision even if the likelihood of a payment with respect to any one item included in the same class of obligations may be small. We measure provisions at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. We recognize an increase in the provision due to the passage of time as interest expense.

We are party to labor, civil and tax proceedings, which are currently being adjudicated at different administrative and court levels. The provisions for contingencies against potentially unfavorable outcomes of litigation in progress are established and updated based on our management’s evaluation and the advice and opinion of external legal counsel, and require a significant level of difficult, subjective and complex judgments regarding the matters involved as to the probability of loss and as to the amount to be provided for those contingencies where the loss is considered probable.

Business combinations

We use the purchase method to account for our acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed on the closing date. Acquisition-related costs are expensed as incurred.

We measure the identifiable assets acquired and liabilities assumed at their fair value on the acquisition date. The non-controlling interest in an acquired company is valued at the fair value of the equity or at the relevant portion of fair value of the acquired company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, requires significant judgments including valuation techniques to be used as well as depending on the method used in estimating future cash flows, fair value, credit risk and others, and could be significantly different from actual results.

We value the non-controlling stake in an entity in which we share control at the proportional fair value of the business or at the proportional fair value of the company’s net identifiable assets.

The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed and non-controlling interest is recorded as goodwill and, if the acquisition cost is lower we record a bargain purchase gain in the statement of income on the acquisition date. Goodwill is not amortized, but is subject to impairment testing in accordance with IFRS. See “—Impairment of goodwill and investments” above.

For transactions in which we acquire a controlling equity interest in an entity in which we already held an equity interest immediately prior to the acquisition date, the previously acquired equity interest is revalued to fair value on the acquisition date, and we recognize it in the statement of income.

Income tax, social contribution and other taxes

We are subject to income taxes in all countries in which we operate. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes are due. Where the final tax outcome of these issues is different from the amounts that were initially recorded, these differences impact the current and deferred income tax assets and liabilities in the period in which the determination is made.

Employee benefits

We participate in pension plans managed by private pension funds, which provide post-employment benefits to employees. For our employees in Brazil, we sponsor a defined contribution plan. We also offer post-retirement health care benefits to our employees.

The liability that we recognize in our balance sheet related to our defined benefit pension plans corresponds to the present value of the defined benefit obligation at the end of the reporting period less the fair value of the plans’ assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

The liability related to the health care plan for retired employees is recorded on our balance sheet at the present value of the obligation, less the market value of the plans’ assets, adjusted by actuarial gains and losses and past-services costs, similar to the accounting methodology used for defined benefit pension plans. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow. Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are recognized in equity.

The present value of the health care plan obligations and of our defined benefit pension obligation depends on a number of factors that are determined on an actuarial basis using various assumptions, including the discount rate. The discount rate is the interest rate that we use to determine the present value of estimated future cash outflows related to the pension and healthcare benefits, which we determine at the end of each year. Any changes in the assumptions that we use to calculate these obligations would impact the recorded fair value as of the balance sheet date.

Revenue recognition and resulting accounts receivable

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating intercompany sales. We recognize revenue when: (1) the amount of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) specific criteria have been met for each of the activities as described below. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

We recognize revenue and associated cost of sales at the time we deliver products to our customers or when title and associated risks pass to our customers. Revenue is recorded net of taxes, discounts and sales returns. The allowance for doubtful accounts is recorded in an amount considered sufficient to cover any probable losses on realization of trade accounts receivable and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts requires that all receivables should be individually reviewed by our legal, collection and credit departments, in order to determine the amount of the probable expected losses.

Revenue recognition is based on the following two principles:

(1)	Sales of products – Sales are made in cash or for payment in up to 30 days. Revenue is recognized upon delivery of our products to the carrier, when the ownership and risk of loss are transferred to the customer.

(2)	Sale of services – We provide services such as concrete pouring, co-processing and transportation. These services are provided based on time and material or as a fixed-price contract, and the term of the contract generally varies between less than one year and three years. Revenue for such services is recognized when services are provided.

If circumstances arise that may change the original estimates of revenues, costs or extent of progress toward completion, we revise the estimates. Any revisions may result in increases or decreases in estimated revenues or costs and are reflected in income in the period in which the circumstances that give rise to the revision become known to management.

Review of the useful lives and recoverability of long-lived assets

We review long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of discounted future cash flows. We adjust the net book value of its underlying assets if the sum of the expected discounted future cash flows is less than the book value.

For additional information on our significant accounting policies, see notes 2 and 4 to our audited consolidated financial statements included elsewhere in this prospectus.

Principal Factors Affecting Our Revenue and Results of Operations

Cyclicality Affecting Our Products

The construction industry in Brazil is cyclical and dependent upon the residential and commercial construction markets. According to the SNIC, consumption of cement has increased significantly over the past 60 years, from 1.8 million tons in 1950 to 69.1 million tons in 2012. The increased demand resulting from this growth in consumption has caused cement producers to experience periods of insufficient capacity to fulfill demand for their products, despite recent capacity expansion programs in the industry. Periods of insufficient capacity have generally resulted in increased capacity utilization rates and higher market prices for our products, leading to increased operating margins. These periods have often been followed by periods of capacity additions, which have generally resulted in declining capacity utilization rates and lower selling prices, leading to declining operating margins.

We expect that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely continue in the future, principally due to the continuing impact of four general factors:

•	cyclical trends in general business and economic activity produce swings in demand for our products, which may affect our operations;

•

during periods of reduced demand, the high fixed cost structure of the capital intensive cement industry generally leads producers to compete on the basis of price in order to maximize capacity utilization;

•

significant capacity additions, whether through plant expansion or construction, can require up to two years (or longer) to implement and are therefore necessarily based upon estimates of future demand; and

•

as competition in the cement industry is generally affected by price, being a low-cost producer is critical to maintaining profitability. This factor favors producers with larger plants that maximize economies of scale. However, construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Macroeconomic Conditions in Brazil

Revenues of our Brazilian operations (including our operations in South America) represented 81.3% and 76.8% of our consolidated net revenue in 2012 and the three-month period ended March 31, 2013, respectively. As a Brazilian company with a significant portion of our operations in Brazil, we are significantly affected by economic conditions in Brazil. Because of our significant operations in the country, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil grew at a compound average annual rate of 5.4% from 2002 through 2012. The downward trend in inflation in recent years has allowed the Brazilian Central Bank to ease the SELIC interest rate, which is the short-term benchmark interest rate, to 7.3% as of March 31, 2013, from 17.8% as of December 31, 2004.

The unemployment rate in Brazil has decreased significantly in the past decade from 10.5% as of December 2002 to 5.7% as of March 31, 2013, as reported by the IBGE. During this period, private consumption has followed a similar positive trend. As reported by the IBGE, private consumption in Brazil grew by 6.9%, 4.1% and 3.1% in 2010, 2011 and 2012, respectively.

Our management believes that economic growth in Brazil should positively affect our future net revenue and results of operations. Brazil’s stable economic and political environment, increasing personal income levels, combined with reduced interest rates, a significant housing deficit, opportunities for growth in the construction sector and the implementation of large infrastructure projects by the Brazilian federal government will drive substantial additional demand for cement, ready-mix concrete, aggregates and other heavy building materials. The Brazilian federal government has announced plans to substantially increase public and private infrastructure spending, particularly through its PAC with an estimated investment of R$955 billion by 2014 of which approximately 12.3% has yet to be disbursed, for highways, ports and airports, among other projects as of December 2012. According to the Brazilian Central Bank, the federal government expects to invest approximately R$390 billion in home construction in Brazil from 2012 to 2015. This amount also includes the MCMV program, which has delivered more than one million housing units from 2007 to 2010 and is expected to deliver an additional 2.4 million housing units from 2011 to 2014 (representing approximately R$278 billion in housing investments). In addition to the PAC, the Brazilian cement market will also experience additional demand due to the 2014 FIFA World Cup and the 2016 Olympic Games. However, lower than expected growth or a recession in Brazil would likely reduce our future net revenue and have a material adverse effect on our results of operations.

The following table sets forth certain Brazilian macroeconomic indicators as of and for the three-month period ended March 31, 2013 and the years ended December 2012, 2011 and 2010:

	As of and for the Three- Month Period March 31,		As of and for the Year Ended December 31,
	2013		2012		2011		2010
Real GDP growth		n.a.		0.9%		2.7%		7.5%
Private consumption growth		n.a.		3.1%		4.1%		6.9%
Inflation rate (IGP-M)(1)		0.8%		7.8%		5.1%		11.3%
Inflation rate (IPCA)(2)		1.9%		5.8%		6.5%		5.9%
CDI(3)		7.0%		6.9%		10.9%		10.6%
SELIC rate(4)		7.3%		7.3%		11.0%		10.8%
TJLP(5)		5.0%		5.5%		6.0%		6.0%
Unemployment		5.7%		4.6%		4.7%		5.3%
Appreciation (devaluation) of real against the U.S. dollar		1.5%		(8.9)%		(12.6)%		4.3%
Exchange rate of reais against U.S.$1.00(4)	R$	2.014	R$	2.044	R$	1.876	R$	1.666

Sources: IBGE, the Brazilian Central Bank, Cetip and FGV.

(1)	IGP-M is the general index of market prices calculated by FGV (accumulated for the end of each period).
(2)	IPCA is a consumer price index calculated by the IBGE (accumulated for the end of each period).
(3)	The CDI rate is the average interbank deposit index applicable in Brazil (accumulated for the end of each period).
(4)	As of the last day of the relevant period.
(5)	TJLP is the interest rate applied by BNDES for long term financings (end of each period).

Our Cost Structure

Cement production is a capital intensive activity, based on the extraction and transformation of natural resources. As a result, our cost structure is based mainly on energy costs (electricity and thermal energy), maintenance and repair of our assets, labor costs and freight costs, collectively accounting for 65.6% and 59.2% of our total costs and expenses during 2012 and the three-month period ended March 31, 2013.

Electric Energy. Our production facilities consume significant amounts of electricity. During the three-month period ended March 31, 2013, electricity costs represented approximately 9.1% of our total costs and expenses (in 2012, 2011 and 2010, this percentage was 7.8%, 8.6% and 8.1%, respectively). We own one hydroelectric plant (Pedra do Cavalo) in the Northeast region of Brazil with a total installed capacity of 160 MW and a 5.6% equity interest in a hydroelectric plant (Machadinho) located in the South region of Brazil with a total installed capacity of 1,140 MW. We also own four additional small hydroelectric stations with a combined installed capacity of 12.2 MW in the States of Minas Gerais and Paraná. Furthermore, we hold equity interests in companies that own three hydroelectric plants in the States of Mato Grosso, Rio Grande do Sul/Santa Catarina and Pará/Tocantins, for which environmental licenses have been requested since 1988, 2002 and 2002, respectively, and which are currently not operational. We are awaiting receipt of the environmental licenses that will enable us begin construction of these plants. We have not recorded any impairment on our investment in these companies because (1) we have not made any determination to abandon the construction of these hydroelectric plants, (2) we expect to obtain the required environmental licenses and (3) we believe there is a liquid market for our interest in these companies. The aggregate carrying amount of our investment in these entities is immaterial, amounting to R$24.2 million as of March 31, 2013. Our power plants and power plants in which we hold an interest supplied approximately 23.4%, 27.5%, 27.8% and 25.3% of the electric energy needs of our Brazilian operations in the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, respectively.

We also purchase energy from our affiliate Votener – Votorantim Comercializadora de Energia Ltda., or Votener, which manages the energy generation of VID’s industrial operations, under long-term contracts with an initial five-year term, which generally expire in December 2016. Votener supplied approximately 51.7%, 43.0%, 53.0% and 43.8% of the electric energy needs of our Brazilian operations in the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, respectively. We acquire the remainder of the energy consumed in our cement operations through one-year contracts with third parties which are automatically renewed unless otherwise terminated by either party with a six-month prior written notice and that allow us to revise and adjust the energy to be purchased on a semi-annual basis. In North America, we purchase electricity in the spot market and under long-term agreements. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, our purchases in the spot market supplied approximately 75% of the total electricity needs of our North American operations. We have a long-term power supply agreement for one of our cement plants in North America which expires on December 31, 2015, which agreement accounted for approximately 25% of the total electricity needs of our North American operations.

Thermal Energy. We use thermal energy obtained through the usage of a mix of fossil fuels and the co-processing of alternative fuels to run our kilns. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, thermal energy costs represented 10.3%, 9.8%, 10.7% and 9.8%, respectively, of our total costs and expenses. Our kilns use diesel fuel, petcoke (petroleum coke) and coal that we purchase in the international markets as our main fossil fuel, with petcoke being the most significant cost contributor. Although average petcoke prices decreased by 30.0% from 2011 to 2012, average petcoke prices have increased during prior years (average prices increased by 15.1% from 2010 to 2011). As a result of these recent increases, and our commitment to decrease the release of carbon dioxide (CO²) (as the processes of chemical conversion of stone in the rotary kiln use a large amount of fossil fuels and release a large quantity of CO² in the atmosphere), we have been investing heavily in energy efficiency improvements and the increase of the usage of alternative fuels.

Maintenance and Repair. Our industry is capital intensive and we incur maintenance costs necessary to preserve the productivity and durability of our cement plants. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, maintenance costs represented approximately 10.6%, 17.1%, 17.4% and 14.7%, respectively, of our total cost and expenses. Our maintenance costs have increased over the last few years mainly due to the high capacity utilization rates in our Brazilian operations over the last three years. In addition, increased labor costs (as scheduled repairs use intensive labor, both our own and third party) and the depreciation of the real (with the related impact on costs of imported machinery) have contributed to the increase of our maintenance costs.

Freight costs. Our freight costs include the cost of transporting (1) raw materials to our production facilities from our quarries or the location of our suppliers, (2) our products to our distribution centers, and (3) our products from our distribution centers to end consumers. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, freight costs represented approximately 13.6%, 16.0%, 14.5% and 16.0%, respectively, of our total costs and expenses.

Labor costs. Our labor costs comprise mainly compensation, social contribution and employee benefits. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, we recorded labor costs of R$331.7 million, R$1,106.9 million, R$983.5 million and R$879.9 million, respectively. We have managed to keep our labor costs at an average of 14.7% of our total cost and expenses over the last three years, despite inflationary pressure over the wages in Brazil’s market in the last decade.

Effects of Fluctuations in Exchange Rates between the Real and Other Currencies

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against foreign currencies, mainly the U.S. dollar and the Euro, because:

•	a portion of our revenues is denominated in U.S. dollars;

•	we incur the cost of some of our raw materials in U.S. dollars;

•	we have certain operating expenses, and make certain other expenditures, that are denominated in U.S. dollars; and

•	we have significant amounts of foreign currency-denominated financial liabilities that require us to make principal and interest payments in U.S. dollars and Euros.

Our consolidated U.S. dollar- and Euro-denominated indebtedness represented 30.3% and 16.6%, respectively, of our outstanding indebtedness as of March 31, 2013, excluding the effects of related party transactions. As a result, when the real depreciates against the U.S. dollar or the Euro:

•	the interest cost on our U.S. dollar- and Euro-denominated indebtedness increases in reais, which negatively affects our financial income (expense), net in reais; and

•	the aggregate amount of our U.S. dollar- and Euro-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase.

An appreciation of the real against the U.S. dollar or the Euro has converse effects.

Sales by certain of our foreign subsidiaries, which enable us to generate receivables payable in foreign currencies, tend to provide a natural hedge against our U.S. dollar-denominated or Euro-denominated debt service obligations, but they do not fully match them. In addition, we designate certain of our Euro-denominated indebtedness to hedge our investment in Cimpor.

Effect of Indebtedness Level and Interest Rates

As of March 31, 2013, our total outstanding indebtedness on a consolidated basis was R$12,293.7 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of income. Financial expenses consist of interest expense, exchange gains/losses on U.S. dollar- and other foreign currency-denominated debt, derivative losses or gains, and other items as set forth in note 24 to our unaudited consolidated interim financial information. During the three-month period ended March 31, 2013, we recorded financial expenses of R$213.9 million, which included R$199.4 million in interest expense related to our loans and financings. The interest rates we pay on our indebtedness depend on a variety of factors, including prevailing Brazilian and international interest rates, any collateral or guarantees and risk assessments of our company, our industry and the Brazilian economy made by our potential lenders, potential purchasers of our debt securities and the rating agencies that assess our debt securities.

Each of Standard and Poor’s Financial Services LLC, or S&P, Moody’s Investors Service, Inc., or Moody’s, and Fitch Ratings Inc., or Fitch, maintain ratings on certain of our debt securities. S&P and Moody’s also maintain ratings on VCNA. We currently do not have a corporate rating, although we intend to seek a rating in the future. Any ratings downgrades in the future would likely result in increased interest and other financial expenses to us relating to our future borrowings and issuances of debt securities and could materially adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Effect of our Cimpor Acquisition and the 2012 Cimpor Asset Exchange

On February 3, 2010, we entered into a share exchange agreement with Lafarge whereby we agreed to transfer our activity, business and assets related to the former Cocalzinho, Cipasa and Aratú cement plants in Brazil to Lafarge, as well as 30% of the slag we received in our granulation facility in Santa Cruz from Companhia Siderúrgica do Atlântico, or CSA, in exchange for a 17.28% equity stake in Cimpor held by Lafarge. On February 11, 2010, we acquired an additional 26.0 million shares of Cimpor, representing an additional 3.93% equity interest for a cash purchase price of R$390.0 million. As a result of this acquisition, our equity stake in Cimpor increased to a total of 21.21% of its outstanding capital stock. We recorded a gain of R$1,672.4 million in connection with the exchange of assets related to our acquisition of a 17.28% equity interest in Cimpor which did not affect cash.

In 2011, due to significant adverse changes in some of Cimpor’s most relevant markets, including Portugal, Spain and Egypt, Cimpor’s EBIT margin, net income and return on equity decreased compared to prior years. Some of the adverse changes included a decrease in sales volumes compared to 2010 and a decrease in long-term sales volumes estimates for these countries through 2016. In addition, the quoted market price of Cimpor shares also decreased in 2011, which we believe was attributable to investors’ perception and expectations of a prolonged recession in some of Cimpor’s relevant markets, particularly in Europe. We considered these factors as an indicator that the carrying amount of our investment in Cimpor might be impaired. As a result of the impairment tests that we performed, we identified and recorded an impairment of R$522.2 million as of December 31, 2011.

On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s consolidated net debt. On December 21, 2012, we concluded this transaction, resulting in an increase in our total annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria on January 21, 2013. Following the closing of the 2012 Cimpor asset exchange, we ceased to recognize our equity investment in Cimpor as an asset and the related gains/losses under equity in results of investees in our statement of income and began to consolidate 100% of the assets, liabilities and results of operations related to the operations in Spain, Morocco, Tunisia, Turkey, India and China and the limestone quarry in Peru. We recognized a gain of R$266.8 million in 2012 in connection with our disposal of our 21.21% equity interest in Cimpor and recognized a loss of R$170.1 million corresponding to the amounts of accumulated translation adjustment and hedge accounting on the investment in Cimpor previously in equity that we transferred to income upon the disposal.

We do not intend to continue our operations in China, and we have implemented a plan to dispose of this business. As a result, these assets and liabilities are presented as separate line items in our balance sheet. Our management expects this sale to be consummated in 2013.

Results of operations

In the following discussion, references to increases or decreases in any period are made by comparison with the prior period, except as the context otherwise indicates. For a reconciliation of the operating results of our operating segments for the periods indicated to our consolidated results of operations, see note 27 to our unaudited consolidated financial information and note 34 to our audited consolidated financial statements included elsewhere in this prospectus.

Three-Month Period Ended March 31, 2013, Compared to Three-Month Period Ended March 31, 2012

The following table sets forth consolidated financial information for the three-month periods ended March 31, 2013 and 2012:

	For the Three-Month Ended March 31,		Variation
	2013	2012(1)	Amount	(%)
	(in millions of reais)
Statement of Income
Continuing operations
Revenues	2,480.8	2,057.8	423.0	20.6%
Cost of sales and services	(1,759.6)	(1,418.6)	(341.0)	24.0%

Gross profit	721.2	639.2	82.0	12.8%
Selling expenses	(186.2)	(112.8)	(73.4)	65.1%
General and administrative expenses	(181.1)	(127.9)	(53.2)	41.6%
Other operating income (expense), net	91.9	47.1	44.8	95.0%

Operating profit before equity results and net financial expense	445.7	445.7	n.m (2)	n.m. (2)
Equity in results of investees	0.4	18.6	(18.2)	(97.9)%
Financial expense, net	(113.4)	(106.4)	(7.0)	6.6%

Profit before income tax and social contribution	332.7	357.9	(25.2)	(7.0)%
Income tax and social contribution	(125.2)	(107.6)	(17.6)	16.3%

Net income from continuing operations	207.5	250.3	(42.8)	(17.1)%
Discontinued operations
Loss from discontinued operations	(11.4)	—	n.m. (2)	n.m. (2)

Net income for the period	196.2	250.3	(54.1)	(21.6)%

(1)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(2)	Not meaningful.

Summarized in the table below are our sales volumes for each of our operating segments and further broken down by product in the three-month periods ended March 31, 2013 and 2012, as well as percentage increases and decreases in average prices in the three-month period ended March 31, 2013 compared to the corresponding period in March 31, 2012:

	For the Three-month period Ended March 31,			For the Three- month period Ended March 31, 2013 / 2012
	Sales Volumes		Variation	Average Price Variation(1)
	2013	2012	%	%
Brazil:
Cement (in thousands of tons) (2)	6,020	5,838	3.1	1.0
Ready-mix concrete (in thousands of cubic meters)	1,103	1,132	(2.5)	1.8
Aggregates (in thousands of tons)	3,172	4,194	(24.4)	1.1
Mortar (in thousands of tons)	428	403	6.4	(0.5)
North America:
Cement (in thousands of tons)	425	466	(8.8)	1.2
Ready-mix concrete (in thousands of cubic meters)	411	434	(5.3)	2.5
Aggregates (in thousands of tons)	1,061	1,348	(21.3)	(0.9)
Europe, Asia and Africa (3):
Cement (in thousands of tons)	2,119	—	—	—
Ready-mix concrete (in thousands of cubic meters)	523	—	—	—
Aggregates (in thousands of tons)	1,071	—	—	—
Mortar (in thousands of tons)	13	—	—	—
Consolidated:
Cement (in thousands of tons)	8,564	6,304	35.9	(8.7)
Ready-mix concrete (in thousands of cubic meters)	2,037	1,566	30.1	(6.8)
Aggregates (in thousands of tons)	5,304	5,542	(4.3)	0.7
Mortar (in thousands of tons)	441	403	9.4	(6.9)

(1)	Average price variation is calculated for each segment based on the relevant local currency, for instance, reais in the case of Brazil and U.S. dollars in the case of North America.
(2)	Includes our operations in Bolivia. For the three-month period ended March 31, 2013, does not include sales volumes of Artigas (Uruguay) of 109 thousand tons, which we began to consolidate on April 3, 2013.
(3)	Does not include VCEAA information for 2012 since we obtained sole ownership and control of VCEAA and the Cimpor Target Businesses on December 21, 2012.

Revenues

Our consolidated revenues increased by 20.6%, or R$423.0 million, to R$2,480.8 million in the three-month period ended March 31, 2013, from R$2,057.8 million in the corresponding period in 2012, mainly due to higher sales volumes of our products in the three-month period ended March 31, 2013 compared to the corresponding period in 2012, including a 35.9%, 30.1% and 9.4% increase in our cement, ready-mix concrete, and mortar sales volumes, respectively, attributable to our consolidation of the results of our operations in Europe, Africa and Asia commencing on January 1, 2013 and higher sales volumes in Brazil. These increases were partially offset by (1) a 4.3% decrease in our average aggregates sales volume and (2) the effect of the lower average prices of our products in Europe, Africa and Asia, when compared to our average prices in Brazil and North America.

•

Brazilian operations. Revenues of our Brazilian operations, including South America, increased by 3.1%, or R$57.8 million, to R$1,905.4 million in the three-month period ended March 31, 2013, from R$1,847.6 million in the corresponding period in 2012, primarily as a result of (1) higher sales volumes of our products in the three-month period ended March 31, 2013, including a 3.1% and 6.4% increase in our cement and mortar sales volumes, respectively, mainly due to higher sales volumes in the Northeast region in Brazil and (2) a 1.0%, 1.8% and 1.1% increase in the average sales price of our cement, ready-mix concrete and aggregates, respectively, in the three-month period ended March 31, 2013 compared to the corresponding period in 2012, attributable to increased sales in regions with generally higher selling prices. These increases were partially offset by a 24.4% and 2.5% decrease in our aggregates and ready-mix concrete sales volumes, respectively, and a 0.5% decrease in the average sales price of our mortar in the three-month period ended March 31, 2013.

•

North American operations. Revenues of our North American operations increased by 16.0%, or R$33.7 million, to R$243.9 million in the three-month period ended March 31, 2013, from R$210.2 million in the corresponding period in 2012. Excluding the effects of exchange rate variations between the real and the U.S. dollar, our revenues increased by 2.7%, primarily as a result of a 1.2% and 2.5% increase in our cement and ready-mix concrete average sales prices, respectively, in the three-month period ended March 31, 2013 compared to the corresponding period in 2012, which were partially offset by (1) an 8.8%, 5.3% and 21.3% decrease in our cement, ready-mix concrete and aggregates sales volumes, respectively, and (2) a 0.9% decrease in our aggregates average sales price.

•

Europe, Africa and Asia operations. During the three-month period ended March 31, 2013, we recorded revenues from our Europe, Africa and Asia operations of R$331.5 million and sold 2,119, 1,071 and 13 thousand tons of cement, aggregates and mortars, respectively, and 523 thousand cubic meters of ready-mix concrete.

Cost of sales and services

Our consolidated cost of sales and services increased by 24.0%, or R$341.0 million, to R$1,759.6 million in the three-month period ended March 31, 2013, from R$1,418.6 million in the corresponding period in 2012, primarily as a result of (1) our consolidation of the results of our operations in Europe, Africa and Asia commencing on January 1, 2013, which resulted in an additional R$275.5 million in cost of sales and services recorded by us during this period, (2) higher sales volumes of our cement, ready-mix concrete and mortar in the three-month period ended March 31, 2013, which were partially attributable to our consolidation of the results of our operations in Europe, Africa and Asia, and (3) a 5.7% increase in cement production costs due to inflation (the Brazilian IPCA inflation index accumulated a 6.6% increase in the 12-month period ended March 31, 2013) and higher consumption of imported clinker.

Gross profit

As a result of the foregoing, our consolidated gross profit increased by 12.8%, or R$82.0 million, to R$721.2 million in the three-month period ended March 31, 2013, from R$639.2 million in the corresponding period in 2012. Our gross margin decreased to 29.1% in the three-month period ended March 31, 2013 from 31.1% in the corresponding period in 2012.

Selling expenses

Our consolidated selling expenses increased by 65.1%, or R$73.4 million, to R$186.2 million in the three-month period ended March 31, 2013, from R$112.8 million in the three-month period ended March 31, 2012, primarily due to (1) our consolidation of the results of our operations in Europe, Africa and Asia commencing on January 1, 2013, which resulted in an additional R$9.7 million in selling expenses recorded by us during this period, (2) higher sales volumes of cement, ready-mix concrete and mortar in the three-month period ended March 31, 2013 and (3) higher freight costs per ton in Brazil for all of our products, including a 33.5% increase in freight costs per ton for our cement in the three-month period ended March 31, 2013, when compared to the corresponding period in 2012, mainly attributable to a 21.9% increase in average fuel prices.

General and administrative expenses

Our consolidated general and administrative expenses increased by 41.6%, or R$53.2 million, to R$181.1 million in the three-month period ended March 31, 2013, from R$127.9 million in the corresponding period in 2012, primarily due to (1) our consolidation of the results of our operations in Europe, Africa and Asia commencing on January 1, 2013, which resulted in an additional R$18.5 million in general and administrative expenses recorded by us during this period, and (2) a 13.8% increase in personnel expenses and a 29.7% increase in consulting and third-party services in Brazil during the three-month period ended March 31, 2013 when compared to the corresponding period in 2012. The 13.8%, or R$7.6 million, increase in personnel expenses was mainly attributable to higher salaries for our administrative employees, including as a result of the 7.22% national broad consumer price index (Índice Nacional de Preços ao Consumidor Amplo), or INPC, inflation rate in Brazil during the three-month period ended March 31, 2013. The 29.7%, or R$10.0 million, increase in consulting and third-party services expenses in Brazil resulted mainly from the expansion of our operations and implementation of our growth strategy, which resulted in improvements in our commercial model and reduced maintenance costs.

Other operating income (expense), net

Our consolidated other operating income, net increased by 95.0%, or R$44.8 million, to R$91.9 million in the three-month period ended March 31, 2013 from R$47.1 million in the corresponding period in 2012 due to (1) R$29.0 million received in restitution from the Province of Ontario (Canada) in connection with the settlement of a legal proceeding with that provincial government as part of which we transferred an aggregates quarry to the provincial government in exchange for U.S.$15.0 million and (2) a 27.8%, or R$11.2 million, increase in tax benefits from higher sales volumes in the Northeast region in Brazil and the commencement of operations of our Cuiabá unit in the Center-West region in Brazil, which in each case benefit from higher tax credits.

Operating profit before equity results and net financial expenses

As a result of the foregoing, our consolidated operating profit before equity results and net financial expenses remained stable at R$445.7 million in the three-month period ended March 31, 2013, compared to R$445.7 million in the corresponding period in 2012. Our operating margin decreased to 18.0% in the three-month period ended March 31, 2013 from 21.7% in the corresponding period in 2012.

•

Brazilian operations. Operating profit of our Brazilian operations, including South America, decreased by 2.7%, to R$521.8 million in the three-month period ended March 31, 2013, from R$536.3 million in the corresponding period in 2012. The operating margin of our Brazilian operations, including South America, decreased to 27.4% in the three-month period ended March 31, 2013, from 29.0% in the corresponding period in 2012.

•

North American operations. Operating loss of our North American operations decreased by R$12.2 million to a loss of R$78.4 million in the three-month period ended March 31, 2013, from a loss of R$90.6 million in the corresponding period in 2012. The operating deficit of our North American operations decreased to (32.1)% in the three-month period ended March 31, 2013 from (43.1)% in the three-month period ended March 31, 2012.

•

Europe, Africa and Asia operations. Operating profit and operating margin of our Europe, Africa and Asia operations was R$2.3 million and 0.7%, respectively, in the three-month period ended March 31, 2013.

Equity in results of investees

Our consolidated equity in results of investees decreased by 97.9%, or R$18.2 million, to R$0.4 million in the three-month period ended March 31, 2013, from R$18.6 million in the three-month period ended March 31, 2012, primarily due to a R$8.5 million decrease in our results of investees related to the 2012 Cimpor asset exchange.

Financial expense, net

Our financial expense, net increased by 6.6%, or R$7.0 million, to R$113.44 million in the three-month period ended March 31, 2013, from R$106.4 million in the corresponding period in 2012, primarily due to the combined effect of (1) a 3.6% increase in our financial expenses to R$213.9 million in the three-month period ended March 31, 2013 from R$206.4 million in the corresponding period in 2012, (2) a 60.8% increase in our foreign exchange gains to R$13.0 million recorded in the three-month period ended March 31, 2013, from R$8.1 million in the corresponding period in 2012, and (3) a 4.9% decrease in our financial income to R$87.4 million in the three-month period ended March 31, 2013 from R$91.9 million in the corresponding period in 2012.

The 3.6% increase in financial expenses was primarily due to a 3.8% increase in interest expense on loans and financings to R$199.4 million in the three-month period ended March 31, 2013 from R$192.1 million in the corresponding period in 2012, mainly attributable to an increase in our loans and financings to R$12,293.7 million as of March 31, 2013 from R$9,996.0 million as of March 31, 2012, which increase was partially offset by a decrease in the average CDI and TJLP rates to 7.0% and 5.0% per annum, respectively, during the three-month period ended March 31, 2013, from 10.2% and 6.0% per annum, respectively, during the corresponding period in 2012. The 4.9% decrease in financial income was mainly a result of a 19.7% decrease in interest from financial assets and loans to related parties to R$20.6 million in the three-month period ended March 31, 2013 from R$25.6 million in the three-month period ended March 31, 2012, attributable to a decrease in loans to related parties to R$115.6 million as of March 31, 2013 from R$238.8 million as of March 31, 2012.

Income tax and social contribution

Our consolidated income tax and social contribution expense increased by 16.3%, or R$17.6 million, to R$125.2 million in the three-month period ended March 31, 2013 from R$107.6 million in the corresponding period in 2012. The increase in our income tax and social contribution expense primarily resulted from a R$20.4 million expense recorded in connection with our decision to recognize income tax expenses on foreign exchange gains and losses on an accrual basis commencing on January 1, 2013. During 2012, we recognized income tax expenses on foreign exchange gains and losses on a cash basis.

Net income from continuing operations

As a result of the foregoing, our consolidated net income from continuing operations decreased by 17.1%, or R$42.8 million, to R$207.5 million in the three-month period ended March 31, 2013, from R$250.3 million in the corresponding period in 2012.

Net income for the period

Our consolidated net income decreased by 21.6%, or R$54.1 million, to R$196.2 million in the three-month period ended March 31, 2013, from R$250.3 million in the corresponding period in 2012, mainly as a result of a 17.1%, or R$42.8 million, decrease in our net income from continuing operations and a R$11.4 million loss from discontinued operations during the three-month period ended March 31, 2013.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

The following table sets forth consolidated financial information for the years ended December 31, 2012 and 2011 derived from our audited financial statements:

	For the Year Ended December 31,		Variation
	2012(1)	2011(1)	Amount	(%)
	(in millions of reais)
Statement of Income
Revenues	9,481.7	8,698.4	783.3	9.0%
Cost of sales and services	(6,177.1)	(5,684.5)	(492.6)	8.7%

Gross profit	3,304.6	3,013.9	290.7	9.6%
Selling expenses	(610.0)	(595.4)	(14.6)	2.5%
General and administrative expenses	(668.0)	(530.0)	(138.0)	26.0%
Gain on disposal of our 21.21% equity interest in Cimpor	266.8	—	266.8	n.m. (2)
Other operating income (expense), net	284.8	(295.9)	580.7	n.m. (2)

Operating profit before equity results and net financial expense	2,578.1	1,592.6	985.5	61.9%
Recognition of other comprehensive loss upon disposal of our 21.21% equity interest in Cimpor	(170.1)	—	(170.1)	n.m. (2)
Equity in results of investees	25.5	311.8	(286.3)	(91.8%)
Financial expense, net	(935.3)	(772.4)	(162.9)	21.1%

Profit before income tax and social contribution	1,498.2	1,131.9	366.3	32.4%
Income tax and social contribution	142.3	(277.1)	419.4	n.m. (2)

Net income	1,640.5	854.8	785.7	91.9%

(1)	Derived from our audited consolidated financial statements.
(2)	Not meaningful.

Summarized in the table below are our sales volumes for each of our operating segments and further broken down by product in 2012 and 2011, as well as percentage increases and decreases in average prices in 2012 compared to 2011:

	For the Year Ended December 31,			For the Year Ended December 31, 2012
	Sales Volumes		Variation	Average Price Variation (1)
	2012	2011	%	%
Brazil:
Cement (in thousands of tons) (2)	24,466	23,682	3.3	4.1
Ready-mix concrete (in thousands of cubic meters)	4,819	4,572	5.4	1.0
Aggregates (in thousands of tons)	15,070	16,696	(9.7)	0.4
Mortar (in thousands of tons)	1,699	1,587	7.0	2.8
North America(3):
Cement (in thousands of tons)	4,009	3,621	10.7	(3.1)
Ready-mix concrete (in thousands of cubic meters)	3,923	3,984	(1.6)	0.5
Aggregates (in thousands of tons)	11,323	10,370	9.2	(0.7)
Consolidated(3):
Cement (in thousands of tons)	28,475	27,302	4.3	5.3
Ready-mix concrete (in thousands of cubic meters)	8,742	8,556	2.2	8.8
Aggregates (in thousands of tons)	26,392	27,066	(2.5)	5.5
Mortar (in thousands of tons)	1,699	1,587	7.1	2.8

(1)	Average price variation is calculated for each segment based on the relevant local currency, for instance, reais in the case of Brazil and U.S. dollars in the case of North America.
(2)	Includes our operations in Bolivia.
(3)	Includes the proportional share of the sales volumes of our 50/50 joint ventures in North America (based upon our equity participation in these companies).

Revenues

Our consolidated revenues increased by 9.0%, or R$783.3 million, to R$9,481.7 million in 2012, from R$8,698.4 million in 2011, mainly due to (1) higher sales volumes in our products in 2012 compared to 2011, including a 4.3%, 2.2% and 7.1% increase in our cement, ready-mix concrete and mortar sales volumes, respectively, and (2) a 5.3%, 8.8%, 5.5% and 2.8% increase in our average cement, ready-mix concrete, aggregates and mortar sales prices, respectively, in 2012 compared to 2011. This increase was partially offset by a 2.5% decrease in our average aggregates sales volume in 2012 compared 2011.

•

Brazilian operations. Revenues of our Brazilian operations, including South America, increased by 6.3%, or R$454.7 million, to R$7,705.1 million in 2012 from R$7,250.4 million in 2011, primarily as a result of (1) higher sales volumes of our products in 2012, including a 3.3%, 5.4% and 7.0% increase in our cement, ready-mix concrete and mortar sales volumes, respectively, mainly due to the commencement of operations of new plants and mills in 2011, including our Poty Paulista mill in April 2011, our Imbituba mill in May 2011, our Vidal Ramos cement plant in July 2011, our São Luís mill in December 2011 and our new production line at our Salto de Pirapora also in December 2011, and (2) a 4.1%, 1.0%, 0.4% and 2.8% increase in the average sales price of our cement, ready-mix concrete, aggregates and mortar, respectively, in 2012 compared to 2011, attributable to increases in sales in regions with generally higher selling prices. These increases were partially offset by a 9.7% decrease in our aggregates sales volumes in 2012.

•

North American operations. Revenues of our North American operations increased by 22.7%, or R$328.6 million, to R$1,776.6 million in 2012 from R$1,448.0 million in 2011. Excluding the effects of exchange rate variations between the real and the U.S. dollar, our revenues increased by 3.5%, primarily as a result of a (1) 10.7% and 9.2% increase in our cement and aggregates sales volumes, respectively, and (2) a 0.5% increase in our ready-mix concrete average sales prices, primarily as a result of the impact of continued improvement in economic fundamentals in the United States as well as construction projects that started earlier than planned in 2012, due to the milder winter conditions compared to 2011. These increases were partially offset by (1) a 1.6% decrease in our ready-mix concrete sales volume, and (2) a 3.1% and 0.7% decrease in our average cement and aggregates sales prices, mainly as a result of market conditions.

Cost of sales and services

Our consolidated cost of sales and services increased by 8.7%, or R$492.6 million, to R$6,177.1 million in 2012, from R$5,684.5 million in 2011, primarily as a result of (1) higher sales volumes of all our products in 2012 and (2) a 19.6%, or R$153.2 million, increase in our fixed costs in 2012 as a result of increased labor and third-party services costs. The increase in labor and services costs was a result of the combined effect of (1) a 4% real average increase in wages of our plant workers in Brazil during 2012, consistent with an overall increase in salaries above the inflation rate in the industrial sector in Brazil and (2) the commencement of operations of our new plants in Brazil in 2011, which resulted in a 14.0% increase in the number of our plant workers to 4,210 as of December 31, 2012 from 3,693 as of December 31, 2011. These increases were partially offset by a 0.5%, or R$30.0 million, decrease in variable costs, mainly due to a 30.0% decrease in average petcoke prices in the international market to U.S.$63.6 per ton in 2012 from U.S.$90.8 per ton in 2011. The impact of this decrease in Brazil was partially offset by an 8.9% appreciation of the real against the U.S. dollar during 2012 compared to 2011.

Gross profit

As a result of the foregoing, our consolidated gross profit increased by 9.6%, or R$290.7 million, to R$3,304.6 million in 2012, from R$3,013.9 million in 2011. Our gross margin increased to 34.9% in 2012 from 34.6% in 2011.

Selling expenses

Our consolidated selling expenses increased by 2.5%, or R$14.6 million, to R$610.0 million in 2012, from R$595.4 million in 2011, primarily due to (1) higher sales volumes in all of our products in 2012, (2) higher freight costs per ton in Brazil for all of our products, including a 15.3% increase in freight costs per ton for our cement in 2012, mainly attributable to a 3.0% increase in average fuel prices to R$2.09 in December 2012 from R$2.03 in December 2011, and (3) a 12.0%, or R$11.4 million, increase in logistics expenses due to an increase in the number of our distribution centers to 52 as of December 31, 2012 from 44 as of December 31, 2011 and the related increase in operating expenses attributable to those new centers.

General and administrative expenses

Our consolidated general and administrative expenses increased by 26.0%, or R$138.0 million, to R$668.0 million in 2012, from R$530.0 million in 2011, primarily due to a 16.2% increase in administrative personnel expenses and a 23.3% increase in consulting services in Brazil 2012. The 16.2%, or R$43.9 million, increase in personnel expenses is mainly attributable to an increase in the number of our employees in Brazil to 9,265 as of December 31, 2012 from 8,161 as of December 31, 2011 and an increase in the salaries of our administrative employees, consistent with the 6.5% inflation rate in Brazil during 2011. The 23.3%, or R$40.8 million, increase in consulting expenses in Brazil was attributable to the expansion of our operations and implementation of our growth strategy, including improvements to our commercial model and reduction of maintenance costs.

Other operating income (expense), net

Our consolidated other operating income (expense), net increased R$580.7 million, to income of R$284.8 million in 2012 from an expense of R$295.9 million in 2011 due to an impairment expense of R$586.5 million recorded in 2011 in connection with our investments in Cimpor and Bío Bío. The impairment expense of our investment in Cimpor was mainly attributable to significant adverse changes experienced by Cimpor in some of its most relevant markets, including Portugal, Spain and Egypt. For a detailed discussion of the significant adverse changes that lead us to determine the impairment of our investment in Cimpor see “—Principal Factors Affecting Our Revenue and Results of Operations—Effect of our Cimpor Acquisition and the 2012 Cimpor Asset Exchange.” Excluding the effect of the impairment expense recorded in 2011, our other operating income (expense), net decreased by 2.0% in 2012 compared to 2011.

Operating profit before equity results and net financial expenses

As a result of the foregoing, our consolidated operating profit before equity results and net financial expenses increased by 61.9%, or R$985.5 million, to R$2,578.1 million in 2012, from R$1,592.6 million in 2011. Our operating margin increased to 27.2% in 2012 from 18.3% in 2011.

•

Brazilian operations. Operating profit of our Brazilian operations, including South America, increased by 59.3%, to R$2,492.6 million in 2012, from R$1,564.4 million in 2011. The operating margin of our Brazilian operations, including South America, increased to 32.3% in 2012, from 21.6% in 2011.

•

North American operations. Operating profit of our North American operations increased by R$57.4 million to R$85.6 million in 2012, from R$28.2 million in 2011. The operating margin of our North American operations increased to 4.8% in 2012 from 1.9% in 2011.

Equity in results of investees

Our consolidated equity in results of investees decreased by 91.8%, or R$286.3 million, to R$25.5 million in 2012, from R$311.8 million in 2011, primarily due to a R$203.5 million decrease in the income from our 21.2% equity interest in Cimpor in 2012 attributable to a net loss recorded by Cimpor during that period compared to net income recorded during 2011. Excluding the results from our equity interest in Cimpor, our equity in investees decreased by 44.1%, or R$82.7 million, to R$104.8 million in 2012 from R$187.5 million in 2011.

Financial expense, net

Our financial expense, net increased by 21.1%, or R$162.9 million, to R$935.3 million in 2012, from R$772.4 million in 2011, primarily due to the combined effect of (1) a 20.2% increase in our financial expenses to R$869.9 million in 2012 from R$723.6 million in 2011, (2) a 50.5% increase in our foreign exchange losses to R$381.8 million recorded in 2012, from R$253.6 million in foreign exchange losses recorded in 2011, and (3) a 54.5% increase in financial income to R$316.5 million in 2012 from R$204.9 million in 2011.

The 20.2% increase in financial expenses was primarily due to a 37.1% increase in interest expense on loans and financings to R$657.4 million in 2012 from R$479.4 million in 2011, mainly attributable to an increase in our loans and financings to R$12,784.0 million as of December 31, 2012 from R$8,056.7 million as of December 31, 2011. The R$128.2 million increase in foreign exchange losses was primarily due to the 8.9% depreciation of the real against the U.S. dollar in 2012 as compared to the 12.6% depreciation of the real against the U.S. dollar in 2011. The 54.5% increase in financial income was mainly a result of a 35.4% increase in interest from financial assets to R$242.8 million in 2012 from R$179.3 million in 2011, attributable to an increase in financial assets from R$1,450.5 million as of December 31, 2011 to R$2,032.4 million as of December 31, 2012.

Income tax and social contribution

Our consolidated income tax and social contribution expense changed to a benefit of R$142.3 million in 2012 from an expense of R$277.1 million in 2011. Despite the increase in operating profit before equity results and net financial expenses in 2012 as compared to 2011, our consolidated income tax and social contribution decreased primarily a result of the effect of a reversal of deferred income tax liability with respect to our investment in Cimpor upon closing of the 2012 Cimpor asset exchange, which transaction did not have any current income tax effect. We had a nominal tax rate of 34.0% in 2012 and 2011, and an effective tax rate of 24.5% in 2011.

Net income

As a result of the foregoing, our consolidated net income increased by 91.9%, or R$785.7 million, to R$1,640.5 million in 2012, from R$854.8 million in 2011.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

The following table sets forth consolidated financial information for the years ended December 31, 2011 and 2010 derived from our audited financial statements:

	For the Year Ended December 31,		Variation
	2011(1)	2010(1)	Amount	(%)
	(in millions of reais)
Statement of Income
Revenues	8,698.4	8,047.1	651.3	8.1
Cost of sales and services	(5,684.5)	(4,986.9)	(697.5)	14.0

Gross profit	3,013.9	3,060.2	(46.3)	(1.5)
Selling expenses	(595.4)	(500.7)	(94.7)	18.9
General and administrative expenses	(530.0)	(413.1)	(116.8)	28.3
Gain on transfer of assets – 2010 Cimpor asset exchange	—	1,672.4	1,672.4	n.m. (2)
Other operating income (expense), net	(295.9)	187.2	(483.2)	n.m. (2)

Operating profit before equity results and net financial expenses	1,592.6	4,006.0	(2,413.4)	(60.2)
Equity in results of investees	311.8	192.0	119.8	62.4
Financial expense, net	(772.4)	(390.8)	(381.6)	97.6

Profit before income tax and social contribution	1,131.9	3,807.2	(2,675.3)	(70.3)
Income tax and social contribution	(277.1)	(1,126.8)	849.7	(75.4)

Net income	854.8	2,680.4	(1,825.6)	(68.1)

(1)	Derived from our audited consolidated financial statements.
(2)	Not meaningful.

Summarized in the table below are our sales volumes for each of our operating segments further broken down by product in 2011 and 2010, as well as percentage increases and decreases in average prices in 2011 compared to 2010:

	For the Year Ended December 31,			For the Year Ended December 31, 2011
	Sales Volumes		Variation	Average Price Variation
	2011	2010	%	% (1)
Brazil:
Cement (in thousands of tons) (2)	23,682	22,788	3.9	3.5
Ready-mix concrete (in thousands of cubic meters)	4,572	4,188	9.2	3.1
Aggregates (in thousands of tons)	16,696	13,331	25.2	1.0
Mortar (in thousands of tons)	1,587	1,366	16.2	7.4
North America (3):
Cement (in thousands of tons)	3,621	3,581	1.1	1.4
Ready-mix concrete (in thousands of cubic meters)	3,984	4,151	(4.0)	1.0
Aggregates (in thousands of tons)	10,370	11,377	(8.8)	(3.1)
Consolidated (3):
Cement (in thousands of tons)	27,302	26,368	3.6	1.3
Ready-mix concrete (in thousands of cubic meters)	8,556	8,339	2.6	(4.6)
Aggregates (in thousands of tons)	27,066	24,707	9.5	(4.6)
Mortar (in thousands of tons)	1,587	1,366	16.2	7.4

(1)	Average price variation is calculated for each segment based on the relevant local currency, for instance, reais in the case of Brazil and U.S. dollars in the case of North America.
(2)	Includes our operations in Bolivia.
(3)	Includes the proportional share of the sales volumes of our 50/50 joint ventures in North America (based upon our equity participation in these companies).

Revenues

Our consolidated revenues increased by 8.1%, or R$651.3 million, to R$8,698.4 million in 2011, from R$8,047.1 million in 2010, mainly due to (1) higher sales volumes in all of our products in 2011, including a 3.6%, 2.6%, 9.5% and 16.2% increase in our cement, ready-mix concrete, aggregates and mortar sales volumes, respectively, and (2) a 1.3% and 7.4% increase in our average cement and mortar sales prices, respectively, in 2011 compared to 2010.

•

Brazilian operations. Revenues of our Brazilian operations, including South America, increased by 10.9%, or R$712.3 million, to R$7,250.4 million in 2011 from R$6,538.1 million in 2010, primarily as a result of (1) higher sales volumes of our products in 2011, including a 3.9%, 9.2%, 25.2% and 16.2% increase in our cement, ready-mix concrete, aggregates and mortar sales volumes, respectively, mainly due to the commencement of operations of new plants and mills in 2011, including our Sepetiba unit in January 2011, our Poty Paulista unit in April 2011, our Imbituba unit in May 2011 and our Vidal Ramos unit in July 2011, and (2) a 3.5%, 3.1%, 1.0% and 7.4% increase in the average sales price of our cement, ready-mix concrete, aggregates and mortar, respectively, in 2011, mainly due to the increase in our sales volumes in the North and Northeast regions in Brazil, where our sales prices are generally higher.

•

North American operations. Revenues of our North American operations decreased by 4.0%, or R$61.0 million, to R$1,448.0 million in 2011 from R$1,509.0 million in 2010. Excluding the effects of exchange rate variations between the real and the U.S. dollar, our revenues increased by 0.8%, primarily as a result of a 1.1% increase in our cement sales volume, primarily as a result of the impact of continued improvement in economic fundamentals in Canada, which was partially offset by a 8.8% and 0.6% decrease in our aggregates and ready-mix concrete sales volume, respectively, primarily as a result of the effect of the continued economic downturn in the United States. The average sales prices of our cement and ready-mix concrete increased by 1.4% and 1.0%, respectively, while aggregates decreased by 3.1% mainly as a result of market conditions.

Cost of sales and services

Our consolidated cost of sales and services increased by 14.0%, or R$697.5 million, to R$5,684.5 million in 2011, from R$4,986.9 million in 2010, primarily as a result of (1) higher sales volumes in all our products in 2011, (2) a 17.8%, or R$88.3 million, increase in electricity expenses in 2011, mainly as a result of a 20.6% increase in electricity costs in Brazil, and (3) a 10.1%, or R$16.8 million, increase in personnel expenses attributable to the effects of inflation in Brazil, which resulted in a 5.4% increase in salaries of our employees during 2011.

Gross profit

As a result of the foregoing, our consolidated gross profit decreased by 1.5%, or R$46.3 million, to R$3,013.9 million in 2011, from R$3,060.2 million in 2010. Our gross margin decreased to 34.6% in 2011 from 38.0% in 2010.

Selling expenses

Our consolidated selling expenses increased by 18.9%, or R$94.7 million, to R$595.4 million in 2011, from R$500.7 million in 2010, primarily as a result of (1) higher sales volumes in all our products in 2011, (2) higher freight costs per ton for all of our products, including a 10.8%, 4.4% and 7.9% increase in freight costs per ton in Brazil for our cement, aggregates and mortar, respectively, in 2011, and (3) a 30.2%, or R$22.2 million, increase in logistics expenses due to measures implemented, including opening four new distribution centers in 2011, to improve customer service at our new distributions centers.

General and administrative expenses

Our consolidated general and administrative expenses increased by 28.3%, or R$116.8 million, to R$530.0 million in 2011, from R$413.1 million in 2010, primarily due to an R$80.0 million gain in 2010 related to the mitigation of certain tax contingencies as a result of an internal corporate reorganization we consummated in 2010.

Other operating income (expense), net

Our consolidated other operating income (expense), net decreased by R$483.2 million, to an expense of R$295.9 million in 2011 from an income of R$187.2 million in 2010, mainly as a result of an impairment expense of R$586.5 million recorded in 2011 in connection with our investments in Cimpor and Bío Bío. Excluding the effect of the impairment expense recorded in 2011, our other operating income (expense), net increased by 55.2% in 2011 compared to 2010, mainly attributable to a R$105.0 million increase in non-income tax benefits to R$195.4 million in 2011 from R$90.4 million in 2010.

Operating profit before equity results and net financial expenses

As a result of the foregoing, our consolidated operating profit before equity results and net financial expenses decreased by 60.2%, or R$2,413.4 million, to R$1,592.6 million in 2011, from R$4,006.0 million in 2010. Our operating margin decreased to 18.3% in 2011 from 49.8% in 2010.

•

Brazilian operations. Operating profit of our Brazilian operations, including South America, decreased by 60.3%, to R$1,564.4 million in 2011, from R$3,942.6 million in 2010. The operating margin of our Brazilian operations, including South America, which included the holding of our investment in Cimpor and the related gain on our acquisition of a 17.28% equity interest in Cimpor in February 2010 and impairment of this investment decreased to 21.6% in 2011, from 60.3% in 2010.

•

North American operations. Operating profit of our North American operations decreased by 55.5%, to R$28.2 million in 2011, from R$63.4 million in 2010. The operating margin of our North American operations decreased to 1.9% in 2011 from 4.2% in 2010.

Equity in results of investees

Our consolidated equity in results of investees increased by 62.4%, or R$119.9 million, to R$311.8 million in 2011, from R$192.0 million in 2010, primarily due to (1) a R$39.5 million increase in our equity in results from our 21.21% equity interest in Cimpor, (2) a R$25.3 million increase in our equity in results from our 38.25% equity interest in Sirama, our investee with cement operations in Brazil, (3) a R$19.6 million increase in our equity in results from our 15.27% equity interest in VILA, and (4) a R$9.4 million increase in our equity in results from our 25.0% equity interest in Verona. Excluding the results from our equity interest in Cimpor, our equity in results of investees increased by 74.8%, or R$80.3 million, to R$187.5 million in 2011 from R$107.3 million in 2010.

Financial expense, net

Our financial expense, net increased by 97.6%, or R$381.6 million, to R$772.4 million in 2011, from R$390.8 million in 2010, primarily due to the combined effect of (1) R$253.6 million in foreign exchange losses recorded in 2011, as compared to R$97.2 million in foreign exchange gains recorded in 2010, (2) a 51.9% decrease in financial income to R$204.9 million in 2011 from R$425.8 million in 2010, and (3) a 20.8% decrease in financial expenses to R$723.6 million in 2011 from R$913.7 million in 2010.

The R$350.9 million increase in foreign exchange losses was primarily due to the 12.6% depreciation of the real against the U.S. dollar in 2011 as compared to the 4.3% appreciation of the real against the U.S. dollar in 2010. The 51.9% decrease in financial income was mainly a result of an 99.5% decrease in interest from loans to related parties to R$1.1 million in 2011 from R$230.4 million in 2010, attributable to a decrease in loans to related parties from R$257.1 million as of December 31, 2010 to R$52.8 million as of December 31, 2011. The 20.8% decrease in financial expenses was primarily due to a 92.7% decrease in interest expense on loans from related parties to R$29.6 million in 2011 from R$402.9 million in 2010, attributable to a decrease in loans from related parties from R$1,748.0 million as of December 31, 2010 to R$726.1 million as of December 31, 2011, which was partially offset by an 83.6% increase in interest expense on loans and financings to R$479.4 million in 2011 from R$261.1 million in 2010, mainly attributable to an increase in our loans and financings to R$8,056.7 million as of December 31, 2011 from R$5,248.3 million as of December 31, 2010.

Income tax and social contribution

Our consolidated income tax and social contribution expense decreased by 75.4%, or R$849.7 million, to R$277.1 million in 2011 from R$1,126.8 million in 2010. The lower tax expense reflects our lower profit before tax and social contribution of R$1,131.9 million in 2011, as compared to profit before tax and social contribution of R$3,807.2 million in 2010. We had a nominal tax rate and an effective tax rate of 34.0% and 24.5%, respectively, in 2011 and 34.0% and 29.6%, respectively, in 2010. The difference between the nominal and effective tax rates in 2011 compared to 2010 is primarily a result of non-taxable income on equity investees and tax incentives.

Net income

Our consolidated net income decreased by 68.1%, or R$1,825.6 million, to R$854.8 million in 2011, from R$2,680.4 million in 2010, mainly as a result of the R$1,672.4 million gain recorded in 2010 in connection with our acquisition of an equity interest in Cimpor.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	capital expenditures which consist primarily of expenditures for the expansion of our production capacity, maintenance of our operating facilities and improvement of the efficiency of our operations;

•	servicing of our indebtedness;

•	funds required for acquisitions of assets or equity interests in other companies; and

•	dividends on our shares.

Our principal sources of liquidity (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) have historically consisted of the following:

•	cash flows from operations;

•	long-term borrowings; and

•	issuance of debt securities in domestic and international capital markets.

During the three-month period ended March 31, 2013, we used cash flow generated by our operations primarily for working capital requirements for investment activities, to service our indebtedness and for payment of dividends to our shareholders. As of March 31, 2013, our consolidated cash and cash equivalents and financial investments, amounted to R$2,132.1 million, and our consolidated working capital (defined as trade accounts receivable plus inventory less trade accounts payable) was R$1,350.3 million.

We believe that the our cash and cash equivalents on hand, cash from operations and borrowings available to us, together with the net proceeds of this global offering, will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, weaker economic conditions could materially adversely affect our business and liquidity. In addition, our inability to access the capital markets could materially adversely affect our ability to obtain additional capital to grow our business and would adversely affect the cost and terms of this capital.

Capital expenditures

We expect to invest R$3,562.5 million in Brazil during 2013, 2014 and 2015 in expansion projects to increase our capacity to meet additional demand for our products. We expect to incur an additional approximately R$1,425.9 million over the same period in capital expenditures (excluding expansion projects). We intend to use these funds on maintenance (45.0%), modernization projects (26.0%) health, safety and environmental projects (19.0%), including to assist with our continued compliance with applicable laws and regulations; and the remaining (10.0%) on other capital expenditures.

We had budgeted capital expenditures of approximately R$2,868.4 million during 2013, 2014 and 2015 related to our main expansion projects, including the following projects in Brazil:

Project	Total Estimated Investment (1)		Projected Annual Installed Capacity	Estimated Start-up Date
			(in million tons)
Primavera – New cement plant in the State of Pará (PA)	R$	542 million	1.2	2014
Sobral – New cement plant in the State of Ceará (CE)	R$	760 million	2.1	2015
Caaporâ – New cement plant in the State of Paraíba (PB)	R$	752 million	2.0	2015
Edealina – New cement plant in the State of Goiás (GO)	R$	660 million	2.1	2014
Marabá – New grinding mill in the State of Pará (PA)	R$	140 million	0.6	2014

(1)	Includes capital expenditures already made through March 31, 2013.

We expect to meet these capital expenditure needs from our operating cash flow and cash on hand, as well as with a portion of the net proceeds from this global offering. We may also incur indebtedness to finance a portion of these expenditures, particularly if financing is available on attractive terms, from equipment suppliers.

Our actual capital expenditures may vary from the expected budgeted amounts we have described here, both in terms of the aggregate capital expenditures we actually incur and when we actually incur them.

The table below provides our principal capital expenditures incurred during the years and period indicated:

	For the Three- Month Period Ended March 31,	For the Year Ended December 31,
	2013	2012	2011	2010
	(in millions of reais)
Expansion	213.1	1,171.3	1,332.5	681.0
Maintenance	76.3	195.8	138.9	158.6
Modernization	29.2	15.1	13.8	21.1
Health, safety and environmental	21.2	49.5	41.1	9.3
Others	29.7	68.3	196.8	94.4

Total	369.5	1,500.1	1,723.1	964.4

Between January 1, 2010 and March 31, 2013, we invested R$4,557.1 million in expansion projects in Brazil to increase our annual installed cement production capacity from 23.2 million tons in 2010 to 30.1 million as of March 31, 2013. Our main expansion projects during this period include the following:

•	In 2010, we commenced the construction of a new cement plant in Cuiabá, State of Mato Grosso, which commenced operations in November 2012.

•	In 2011, we completed the construction of a new slag mill in our Sepetiba unit, State of Rio de Janeiro, which commenced operations in January 2011.

•	In 2011, we completed the construction of a new pozzolan and cement mill in Poty Paulista, State of Pernambuco, which commenced operations in April 2011.

•	In 2011, we completed the construction of a new cement mill in Imbituba, State of Santa Catarina, which commenced operations in May 2011.

•	In 2011, we completed the construction of a new cement plant in Vidal Ramos, State of Santa Catarina, which commenced operations in July 2011.

•	In 2011, we completed the construction of a new cement mill in São Luís, State of Maranhão, which commenced operations in December 2011.

•	In 2011, we completed the construction of a new production line in our plant in Salto de Pirapora, State of São Paulo, which commenced operations in December 2011.

•	In 2012, we commenced the construction of a new cement mill at our plant in Cimesa, State of Sergipe, which commenced operations in October 2012.

•	In 2012, we commenced the construction of a new production line in our plant in Rio Branco, State of Paraná, which commenced operations in April 2013.

The following table sets forth our principal capital expenditure projects classified as construction in progress and their respective aggregate cumulative amount expended as of March 31, 2013:

As of March 31, 2013
Business Unit – Project	Description	Amount
		(in millions of reais)
Rio Branco	Construction of a new production line in Rio Branco – State of Paraná (PR)	471.7
Cuiabá	Construction of a new plant in Cuiabá – State of Mato Grosso (MT)	104.8
Edealina	Construction of a new plant in Edealina – State of Goiás (GO)	147.1
Vidal Ramos	Construction of a new plant in Vidal Ramos – State of Santa Catarina (SC)	59.1
Santa Helena	Construction of a new grinding mill in Santa Helena – State of São Paulo (SP)	52.6
Primavera	Construction of a new plant in Primavera – State of Pará (PA)	50.5

Cash Flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the three-month periods ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010:

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
	2013	2012(1)	2012(2)	2011(2)	2010(2)
	(in millions of reais)
Net cash flows provided by (used in):
Operating activities	685.6	(24.3)	1,422.1	806.7	3,469.6
Investing activities	(804.7)	(405.9)	(1,207.3)	(1,553.9)	(1,947.8)
Financing activities	(507.7)	364.6	512.1	932.7	(1,688.1)
Effect of exchange rate on cash and cash equivalents	(34.2)	(5.6)	17.5	14.8	(2.7)
Increase (decrease) in cash and cash equivalents	(626.9)	(65.6)	726.9	185.4	13.7

(1)	Recast on the basis of accounting principles introduced as from January 1, 2013.
(2)	Derived from our audited consolidated financial statements.

Three-Month Period Ended March 31, 2013

During the three-month period ended March 31, 2013, our cash resulting from profit before income tax adjusted for non-cash items was R$685.8 million. We also had positive working capital cash flows of R$107.0 million in the three-month period ended March 31, 2013, primarily due to the disposal of financial assets held for trading in the amount of R$175.6 million and advances from customers of R$139.2 million, which were partially offset by R$128.2 million used to pay accounts payable and other liabilities and R$89.3 million to pay suppliers. During the three-month period ended March 31, 2013, we also paid interest of R$98.6 million and income taxes and social contribution of R$8.6 million, resulting in net cash provided by operating activities of R$685.6 million.

Our net cash flow used in investing activities was R$804.7 million in the three-month period ended March 31, 2013, mainly as a result of our acquisition of property, plant and equipment in the amount of R$369.5 million during the year and our acquisition of equity interests in C+PA Cimento e Produtos Associados, S.A., Artigas and Avellaneda in the aggregate amount of R$189.9 million. Our cash flow statement for the three-month period ended March 31, 2013 also reflects our payment on January 21, 2013 of R$155.9 million to InterCement Austria as a result of certain post-closing adjustments related to the 2012 Cimpor asset exchange. In the three-month period ended March 31, 2013, we also received dividends from our equity investees in the aggregate amount of R$12.5 million.

Our net cash flow used in financing activities was R$507.7 million in the three-month period ended March 31, 2013, primarily due to the amortization of loans and financings in an amount of R$492.3 million (including the prepayment of R$406.2 million of the principal amount outstanding under the Votorantim Backstop Facility) and dividend payments of R$109.1 million during the period. These uses were partially offset by a R$90.9 million increase in new loans and financings in the three-month period ended March 31, 2013.

Our cash and cash equivalents decreased by R$626.9 million the three-month period ended March 31, 2013, mainly due to net cash flows used in investing activities of R$804.7 million, and net cash flows used in financing activities of R$507.7 million in the three-month period ended March 31, 2013, which were partially offset by net cash flows provided by operating activities of R$685.6 million.

Three-Month Period Ended March 31, 2012

During the three-month period ended March 31, 2012, our cash resulting from profit before income tax adjusted for non-cash items was R$703.5 million. We used R$551.2 million in working capital in the three-month period ended March 31, 2012, which was mainly composed of cash flows of R$214.2 million used to increase our financial assets held for trading as these financial instruments yield a higher return than our cash and cash equivalents and are highly liquid instruments, which generally allows us to fund our operating activities as needed, and cash flows used in payments to related parties of R$206.2 million. During the three-month period ended March 31, 2012, we also paid interest of R$67.3 million and income taxes and social contribution of R$109.3 million, resulting in net cash used in operating activities of R$24.3 million.

Our net cash flow used in investing activities was R$405.9 million in the three-month period ended March 31, 2012, mainly as a result of our acquisition of property, plant and equipment in the amount of R$419.0 million during the year. In the three-month period ended March 31, 2012, we also received dividends from our equity investees in the aggregate amount of R$12.6 million.

Our net cash flow provided by financing activities was R$364.6 million in the three-month period ended March 31, 2012, due to a R$1,890.7 million increase in new loans and financings related to our issuance of an additional U.S.$500.0 million of principal amount of our 2041 Notes and our issuance of R$1,000.0 million of aggregate principal amount of debentures in January 2012, which was partially offset by dividend payments of R$1,385.9 million during this period. In addition, we repaid long-term obligations with related parties in the amount of R$79.0 million.

Our cash and cash equivalents decreased by R$65.6 million the three-month period ended March 31, 2012, mainly due to R$405.9 million in net cash flows used in investing activities, and net cash flows used in operating activities of R$24.3 million in the three-month period ended March 31, 2012, which were partially offset by net cash flows provided by financing activities of R$364.6 million.

Year Ended December 31, 2012

In 2012, our cash resulting from profit before income tax adjusted for non-cash items was R$3,285.9 million. We used R$625.2 million in working capital in 2012, which was mainly composed of cash flows of R$581.9 million used to increase our financial assets held for trading since these financial instruments yield a higher return than our cash and cash equivalents and are highly liquid instruments, which allows us to fund our operating activities as needed. In 2012, we also paid interest of R$719.1 million and income taxes and social contribution of R$519.5 million, resulting in net cash provided by operating activities of R$1,422.1 million.

Our net cash flow used in investing activities was R$1,207.3 million in 2012, mainly as a result of our acquisition of property, plant and equipment in the amount of R$1,500.1 million during the year, which was partially offset by cash balances of R$148.8 million held by VCEAA as of the date we consummated the 2012 Cimpor asset exchange. However, our cash flow statement for the year ended December 31, 2012, does not reflect our payment on January 21, 2013, of €57.0 million (equivalent to R$154.9 million using the exchange rate applicable as of January 21, 2013, of R$2.7181 per €1.00) to InterCement Austria as a result of certain post-closing adjustments related to the 2012 Cimpor asset exchange. In 2012, we also received dividends from our equity investees in the aggregate amount of R$193.4 million.

Our net cash flow provided by financing activities was R$512.1 million in 2012, due to a R$3,674.6 million increase in new loans and financings, which was partially offset by dividend and interest on capital payments of R$2,442.1 million during the year. In addition, we repaid long-term obligations with related parties in the amount of R$207.0 million.

Our cash and cash equivalents increased by R$726.9 million in 2012, mainly due to R$512.1 million in net cash flows provided by financing activities, and net cash flows provided by operating activities of R$1,422.1 million in 2012, which were partially offset by net cash flows used in investing activities of R$1,207.3 million.

Year Ended December 31, 2011

In 2011, our cash resulting from profit before income tax adjusted for non-cash items was R$2,799.7 million. We used R$911.3 million in working capital in 2011, which was mainly comprised of cash flows used in payments to related parties in an amount of R$125.0 million. In addition, we used R$266.5 million to increase our financial assets held for trading in line with our strategy of seeking to obtain higher returns and maintain our overall liquidity. In 2011, we also paid interest of R$550.2 million and income taxes and social contribution of R$531.6 million, resulting net cash provided by operating activities of R$806.7 million.

Our net cash flow used in investing activities was R$1,553.9 million in 2011, mainly due to our acquisition of property, plant and equipment in an amount of R$1,723.1 million and an increase in intangible assets of R$152.0 million during the year. These cash outflows were partially offset by our receipt of the proceeds from our disposal of property, plant and equipment in the amount of R$232.9 million.

Our net cash flow provided by financing activities was R$932.7 million in 2011 mainly due to a R$2,434.3 million increase of new loans and financing, which was partially offset by (1) our repayment of indebtedness in an aggregate amount of R$144.0 million, (2) our repayment of long-term obligations with related parties in the amount of R$692.7 million, and (3) dividend payments of R$683.8 million during the year.

Our cash and cash equivalents increased by R$185.4 million in 2011, mainly due to net cash provided by operating activities of R$806.7 million and net cash flows provided by financing activities of R$932.7 million in 2011, which were partially offset by net cash flows used in investing activities of R$1,553.9 million during the year.

Year Ended December 31, 2010

In 2010, our cash resulting from profit before income tax adjusted for non-cash items was R$2,943.7 million. We also had positive working capital cash flows of R$1,668.8 million in 2010, primarily due to the disposal of financial assets held for trading in the amount of R$1,358.5 million. We sold these financial instruments in order to meet our cash needs for repayment of financial liabilities, including repayment of long-term obligations with related parties. In 2010, we also paid interest of R$280.2 million and income taxes and social contribution of R$682.8 million, resulting net cash provided by operating activities of R$3,649.6 million.

Our net cash flow used in investing activities was R$1,947.8 million in 2010, mainly due to (1) our acquisition of property, plant and equipment in an amount of R$964.4 million, and (2) our acquisition of investments of R$806.3 million, of which R$390.0 million corresponds to the purchase price paid in cash for the additional 3.93% equity interest in Cimpor we acquired in 2010, and R$416.3 million corresponds to the purchase price paid in cash for our investment in VILA.

Our net cash flow used in financing activities was R$1,688.1 million in 2010, mainly due to dividends paid to our shareholders of R$2,610.5 million and our repayment of long-term obligations with related parties in the amount of R$1,699.3 million in line with our strategy to become less dependent on this source of funding. These cash outflows were partially offset by a R$2,976.7 million increase in new loans and financings in 2010.

Our cash and cash equivalents increased by R$13.7 million in 2010, mainly due to net cash provided by operating activities of R$3,649.6 million in 2010, which was offset by net cash flows used in investing activities of R$1,947.8 million and net cash flows used in financing activities of R$1,688.1 million.

Dividend Policy

We intend to declare and pay dividends and/or interest on stockholders’ equity in each year in amounts equivalent to a minimum of 25.0% of our adjusted net income, in accordance with Brazilian corporate law and our bylaws. Our future dividend policy and the amount of dividends and/or interest on stockholders’ equity our board of directors decides to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, economic climate, as well as legal requirements and other factors they may deem relevant at the time. The amount of any future dividends or interest on stockholders’ equity we may pay is subject to the provisions of Brazilian corporate law and will be determined by our shareholders at annual general shareholders’ meetings. See “Dividend Policy.”

Restrictions on Payment of Dividends by Subsidiaries

VCNA is party to a syndicated loan facility that restricts its ability to make restricted payments, including certain dividend distributions. For additional information on this agreement, see “—Indebtedness and Financing Strategy—Long-Term Indebtedness—VCNA Syndicated Loan.”

Indebtedness and Financing Strategy

As of March 31, 2013, our total outstanding consolidated indebtedness was R$12,293.7 million, consisting of R$1,233.0 million of short-term indebtedness, including current portion of long-term indebtedness (or 10.0% of our total indebtedness), and R$11,060.7 million of long-term indebtedness (or 90.0% of our total indebtedness).

Our real-denominated consolidated indebtedness as of March 31, 2013 was R$6,278.3 million (or 51.1% of our total indebtedness), and our foreign currency-denominated indebtedness was R$6,015.4 million (or 48.9% of our total indebtedness), of which R$3,729.1 million was denominated in U.S. dollars and R$2,035.8 million was denominated in Euros.

As of March 31, 2013, R$7,308.9 million, or 59.5%, of our total consolidated indebtedness bore interest at floating rates, including R$5.981.4 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or TJLP rate, and R$1,327.5 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR or the BNDES Monetary Unit (Unidade Monetária BNDES), or UMBNDES, rate.

The following table sets forth selected information with respect to our principal outstanding indebtedness as of March 31, 2013:

		As of March 31, 2013
Indebtedness	Average Annual Interest Rate	Current-portion	Long-term portion	Total
		(in millions of reais)
Real-denominated
BNDES	TJLP + 2.84% 5.14%	239.7	952.4	1,192.0
Debentures	111.69% CDI(1) CDI + 1.09%	107.0	4,800.0	4,907.0
FINAME	4.67% TJLP + 2.54%	21.9	111.8	133.8
Development agency	TJLP + 3.50%	0.9	1.6	2.5
Other	2.43% TJLP	17.7	25.3	43.0

		387.2	5,891.0	6,278.3
Foreign-denominated:
U.S.$1.25 billion senior notes due 2041	7.25%	88.7	2,517.3	2,606.0
€750 million senior notes due 2017	5.25%	93.9	1,939.0	2,032.9
U.S.$450 million VCNA syndicated loan (2)	LIBOR + 1.50%	29.5	386.2	415.7
U.S.$450 million Votorantim Backstop Facility (3)	LIBOR + 1.25%	480.0	—	480.0
U.S.$70.3 million EKF facility	LIBOR + 1.39%	14.6	112.7	127.3
BNDES	UMBNDES(4) + 2.40%	39.3	176.8	216.1
Other	—	99.9	37.7	137.6

Total		845.8	5,169.7	6,015.4

(1)	The CDI rate is the average interbank deposit index applicable in Brazil
(2)	This syndicated loan consists of a U.S.$325.0 million term loan and a revolving loan of up to U.S.$125.0 million.
(3)	On May 2, 2013, we prepaid U.S.$15.0 million of this indebtedness.
(4)	UMBNDES is a weighted average exchange variation on a basket of currencies held by BNDES.

Our financing strategy has been to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the net proceeds of long-term loans and long-term debt securities, in order to increase our liquidity level and improve our strategic, financial and operational flexibility. As of March 31, 2013, the average maturity of our indebtedness was 10.1 years. Our financing strategy over the next several years principally involves continuing to maintain adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures.

Short-Term Indebtedness

Our consolidated current debt, including the current portion of long-term debt, was R$1,233.0 million as of March 31, 2013. As of March 31, 2013, we had access to one committed line of credit in an aggregate principal amount of U.S.$1.5 billion under a Revolving Credit Facility that is guaranteed by VID. This facility was executed on August 4, 2011 and may be disbursed by several affiliates of VID, including our company, with a syndicate of financial institutions. This facility has an available working capital tranche in an aggregate principal amount of U.S.$750.0 million which bears interest at a rate of LIBOR plus an applicable margin that varies based upon VID’s credit rating. The working capital tranche has a final maturity date of August 4, 2016. As of March 31, 2013, no disbursements had been made by any of the borrowers under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position.

Long-Term Indebtedness

As of March 31, 2013, our total long-term indebtedness (excluding current portion) was R$11,060.7 million, of which R$5,891.0 million (or 53.3%) was denominated in reais, R$3,026.6 million (or 27.4%) was denominated in U.S. dollars and R$1,939.0 million (or 17.5%) was denominated in Euros. We incurred most of our outstanding long-term indebtedness to finance our capital expenditure programs and to prepay other outstanding indebtedness.

A substantial portion of our indebtedness is guaranteed by VPar (the controlling shareholder of VID), VID and Hejoassu Administração S.A. (the controlling shareholder of VPar), or Hejoassu, and certain of the instruments governing our indebtedness require that VPar and VID, as guarantors, comply with financial covenants. A breach by VPar or VID with these financial covenants would constitute an event of default under the related financial agreements and could result in the acceleration of our obligations thereunder. As of December 31, 2012 (the most recent date as of which VPar and VID are required to determine their covenant compliance), VPar and VID were in compliance with these financial covenants.

Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

The agreements governing a substantial portion of our and certain of our subsidiaries’ indebtedness include cross-payment and cross-acceleration event of default clauses, such that our non-payment of debt or acceleration of debt by creditors following an event of default under one or more of these agreements, in each case, in an aggregate amount in excess of U.S.$50.0 million would result in an event of default under such other indebtedness and enable the majority lenders under those facilities to determine to accelerate that indebtedness. In addition, certain of the agreements to which VPar, VID and Hejoassu act as guarantors also include cross-payment and cross-acceleration event of default clauses that would be triggered by the non-payment of debt or acceleration of debt of VPar and VID and certain of their material subsidiaries.

Debentures

We have issued several series of non-convertible debentures, which were issued under indentures that include certain covenants.

On December 3, 2009, we issued debentures in the aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VPar. The debentures under the first tranche bear interest at a rate of 110.2% of CDI per annum, while the debentures under the second tranche bear interest at a rate of 112.65% of the CDI per annum. Interest on both tranches of debentures is payable in 20 semi-annual installments, the first of which was paid on June 3, 2010. The final maturity date for these debentures is December 3, 2019.

On October 5, 2010, we issued debentures in an aggregate principal amount of R$1,000.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures accrue interest at a rate of 113.95% of the CDI rate per annum payable in 20 semi-annual installments, the first of which was paid on April 5, 2011. The final maturity date of these debentures is October 5, 2020.

On February 14, 2011, we issued debentures in an aggregate principal amount of R$600.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures accrue interest at a rate of 113.9% of the CDI rate per annum payable in 20 semi-annual installments, the first of which was paid on August 14, 2011. The final maturity date of these debentures is February 14, 2021.

On January 20, 2012, we issued debentures in the total aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VID. The debentures under the first tranche bear interest at a rate of CDI plus 1.09% per annum, while the debentures under the second tranche bear interest at a rate of 111% of the CDI per annum. Interest on both tranches of debentures is payable in 13 semi-annual installments, the first of which was paid on July 20, 2012. In connection with the second tranche, we entered into an interest swap agreement in a nominal amount of R$500.0 million to economically hedge against variations of interest rates under these debentures. The final maturity date for both tranches of debentures is May 31, 2018.

On December 5, 2012, we issued debentures in the total aggregate amount of R$1,200.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures bear interest at a rate of 109.2% of the CDI per annum. Principal on the debentures is due in a single payment on December 5, 2018 and interest is payable in 12 semi-annual installments, the first of which is due on June 5, 2013.

The covenants under our debentures restrict, among other things, our ability to (1) incur liens and merge or consolidate with any other person or (2) undergo a change of control. Pursuant to the terms of the indentures governing our outstanding debentures, following the occurrence and continuance of an event of default, we may not distribute dividends in excess of the minimum mandatory legal dividend of 25.0% of our adjusted net income, set forth in our bylaws. As of the date of this prospectus, no event of default has occurred and is continuing with respect to our debentures.

International Bonds

On April 28, 2010, Voto-Votorantim Limited, a wholly-owned subsidiary of VPar, issued 5.25% senior notes due 2017, or the 2017 Euro Notes, in an aggregate principal amount of €750.0 million, which were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos (as successor by merger to VCB) and Companhia Brasileira de Alumínio (a wholly-owned subsidiary of VID), or CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. The 2017 Euro Notes bear interest at a rate of 5.25% per annum, payable on an annual basis on April 28 of each year. The principal amount under the 2017 Euro Notes is payable in a single installment on April 28, 2017. On October 28, 2010, we assumed Voto-Votorantim Limited’s obligations as issuer under the 2017 Euro Notes, although the VPar (100%) and CBA (50.0%) guarantees remained in place. Although we do not currently compensate VPar and CBA in connection with their guarantee of our obligations under the 2017 Euro Notes, we may begin to pay a guarantee fee on market terms to VPar and CBA in respect of our net guaranteed obligations at some point following the consummation of this global offering. We intend to seek to enter into financings in the future without guarantees, which may adversely impact our financing cost. As of March 31, 2013, the aggregate principal amount outstanding under these notes was R$1,939.0 million (€750.0 million).

On April 5, 2011, we issued 7.25% senior notes due 2041, or the 2041 Notes, in an aggregate principal amount of U.S.$750.0 million, which were unconditionally and irrevocably guaranteed by VPar and VID. The 2041 Notes bear interest at a rate of 7.25% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. The principal amount under the 2041 Notes is payable on maturity on April 5, 2041. On February 9, 2012, we issued additional 2041 Notes in an aggregate principal amount of U.S.$500.0 million. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. As of March 31, 2013, the aggregate principal amount outstanding under these notes was R$2,517.3 million (U.S.$1,250.0 million).

Our international bonds include covenants that restrict, among other actions, our ability to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

BNDES Financings

BNDES has been an important source of debt financing for our capital expenditures. As of March 31, 2013, we had R$1,879.7 million available under two revolving lines of credit with BNDES and as of the same date, our total indebtedness outstanding under these facilities was R$809.5 million. We entered into the first revolving facility with BNDES on January 27, 2009, for an aggregate principal amount of R$600.0 million. We have an availability period of five years from the date of this agreement to disburse funds under this facility. Interest rates for the different loans are determined based on the credit rating of VID and BNDES’s the internal credit policies. The tenor of the loans under this facility is determined based on the term of the project to be financed, usually seven years with a grace period of two years and amortization in five years. Votorantim Cimentos Norte e Nordeste S.A., or VCNNE, is also a borrower under this line of credit. As of March 31, 2013, the total principal amount outstanding under this revolving facility was R$400.1 million.

On April 7, 2009, Votorantim Metais S.A. (formerly known as Votorantim Metais Níquel S.A.), Votorantim Metais Zinco S.A. and Votorantim Siderurgia S.A. entered into a revolving credit facility with BNDES in an aggregate principal amount of R$1,279.7 million, and on August 24, 2010, we and VCNNE were also included as borrowers under this facility. We have an availability period of five years from the date of the agreement to disburse funds under this facility. Interest rates for the different loans are determined based on the credit rating of VID and BNDES’s internal credit policies. The tenor of the loans under this facility is determined based on the term of the project to be financed, usually seven years with a grace period of two years and amortization in five years. As of March 31, 2013, our total outstanding indebtedness under this facility was R$409.4 million.

As of March 31, 2013, our outstanding loans with BNDES totaled R$1,408.1 million, of which R$1,192.0 million corresponded to real-denominated loans and the remaining R$216.1 million to loans denominated in UMBNDES. We used the proceeds from these loans to finance, among others, the expansion of our plants in Brazil. The majority of our loans with BNDES bear interest indexed to the TJLP. The remaining BNDES loans are indexed to the UMBNDES, which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. As of March 31, 2013 and December 31, 2012, the TJLP was fixed at 5.0% and 5.5% respectively per year. During 2012, 2011 and 2010, the TJLP averaged 5.8%, 6.0% and 6.0%, respectively, per year. These loans are guaranteed by Hejoassu.

The following table sets forth selected information with respect to our principal long-term financings with BNDES as of March 31, 2013:

Indebtedness	Borrower	Guarantor(s)	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding as of March 31, 2013
(in millions of reais)
R$358.3 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – TJLP plus 2.45% per annum Tranche B – TJLP plus 3.45% per annum Tranche C – UMBNDES plus 2.45% per annum Tranche D – TJLP plus 2.05% per annum Tranche E - TJLP	72 monthly installments commencing February 2014 for Tranche C and 72 monthly installments commencing December 2013 for others Tranches	January 2020 for Tranche C and November 2019 for others Tranches	R$159.1

R$280.1 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – UMBNDES plus 2.45% per annum Tranche B - TJLP plus 2.45% per annum Tranche C - TJLP plus 3.45% per annum Tranche D - 5.50% per annum Tranche E - TJLP plus 4.65% per annum	60 monthly installments commencing November 2012 for Tranche A and 60 monthly installments commencing October 2012 for other Tranches	October 2017 for Tranche A and September 2017 for other Tranches	R$210.5

R$244.4 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A - UMBNDES plus 2.45% per annum Tranche B - TJLP plus 2.45% per annum Tranche C - TJLP plus 3.45% per annum Tranche D - TJLP plus 2.05% per annum Tranche E - TJLP	72 monthly installments commencing November 2013 for Tranche A and 72 monthly installments commencing October 2013 for other Tranches	October 2019 for Tranche A and September 2019 for other Tranches	R$161.8

Indebtedness	Borrower	Guarantor(s)	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding as of March 31, 2013
(in millions of reais)
R$203.8 million BNDES Credit Agreement	VCSA	Hejoassu

Tranches A, F and K – UMBNDES plus 2.45% per annum

Tranche B, G, and L - TJLP plus 2.45% per annum

Tranches C, H, and M – TJLP plus 3.45% per annum
Tranches D, I and N - TJLP plus 4.65% per annum
Tranches E, J and P – 4.5% per annum
Tranche O - TJLP plus 2.05% per annum
Tranche Q - TJLP

				60 monthly installments commencing February 2012 for Tranches A, F and K and 60 monthly installments commencing January 2012 for other Tranches	January 2017 for Tranches A, F and K and December 2016 for other Tranches	R$136.5
R$192 million BNDES Credit Agreement	VCSA	Hejoassu	Tranche A – UMBNDES plus 2.45% per annum Tranche B – TJLP plus 2.45% per annum Tranche C – TJLP plus 3.45% per annum Tranche D – 5.5% per annum	60 monthly installments commencing May 2013 for Tranche A and 60 monthly installments commencing April 2013 for others Tranches	April 2018 for Tranche A and March 2018 for other Tranches	R$151.1
R$173.8 million BNDES Credit Agreement	VCSA and VCNNE	Hejoassu	Tranche A and F - UMBNDES plus 2.12% per annum
Tranches B and G - TJLP plus 2.12% per annum
Tranches C and H – TJLP plus 3.12% per annum
Tranches D and I – TJLP plus 4.32%
per annum
Tranches E and J – 4.5% per annum
			Tranche K - TJLP	60 monthly installments commencing November 2011 for Tranches A and F and 60 monthly installments commencing September 2011 for others Tranches	October 2016 for Tranches A and F and August 2016 for others Tranches	R$119.1
R$161.0 million BNDES Credit Agreement	VCNNE	Hejoassu	Tranche A - UMBNDES plus 2.12% per annum Tranche B TJLP plus 3.12% per annum Tranche C – TJLP plus 2.12% per annum Tranche D - TJLP plus 1.72% per annum Tranche E - TJLP plus 4.32% per annum	60 monthly installments commencing August 2011 for all Tranches	July 2016 for all Tranches	R$106.4

Our BNDES facilities include covenants that restrict, among other actions, (1) our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets or (2) our ability to undergo a change of control or the ability of our direct and indirect shareholders to undergo changes of control.

VCNA Syndicated Loan

On October 28, 2010, VCNA and certain of its subsidiaries, as borrowers, and a syndicate of lenders entered into a credit agreement with a syndicate of banks in an aggregate principal amount of U.S.$450.0 million, or the VCNA credit facility. This facility had one term loan tranche, or the “term loans,” and a revolving credit tranche, or the revolving loans. The term loans, in an aggregate principal amount of U.S.$325.0 million, had a four-year term and bore interest at a floating interest rate of LIBOR plus an applicable margin raging between 2.00% and 2.75% per annum, depending on the consolidated leverage ratio of VCNA, payable on a quarterly basis. Principal under the term loans was amortized in quarterly installments starting on March 31, 2011. The revolving loans, in an aggregate principal amount of up to U.S.$125.0 million, bear interest at a reference rate determined based on the currency of each loan (U.S. dollars or Canadian dollars) plus an applicable margin raging between 2.00% and 2.75% per annum determined based on the type of revolving facility (drawing or letter of credit) and the consolidated leverage ratio of VCNA. In connection with this facility, we also entered into several interest rate swap agreements in a nominal amount of U.S.$200.0 million, which mature on October 31, 2014.

On November 23, 2011, the parties to the VCNA credit facility entered into an amendment which, among others, extended the maturity of the term loans and the revolving loans through November 23, 2016, and reduced the applicable margin for all of the tranches to 1.50% and 2.25%. As of March 31, 2013, the total principal amount outstanding under the term loans was R$419.6 million (U.S.$208.4 million). As of March 31, 2013, there were no outstanding amounts under these revolving loans.

On April 2, 2013, the parties to the VCNA credit facility further amended the terms of this agreement to extend the final maturity of the term loans and the revolving loans through March 31, 2018.

The loans under the VCNA credit facility are secured by liens on substantially all of the assets of VCNA and the borrowers. In addition, VCNA is required to comply with certain financial covenants and is subject to certain negative covenants restricting its ability and the ability of certain of its subsidiaries to, among others:

•	merge, consolidate, wind up or dissolve, or transfer in any way all or substantially all of their assets and the assets;

•	sell assets;

•	create certain liens;

•	engage in transactions with affiliates;

•	incur additional indebtedness;

•	make investments;

•	make certain restricted payments (including dividend payments to VCSA); and

•	make certain capital expenditures.

EKF Facilities

On February 22, 2011, we entered into two facility letters with Eksport Kredit Financiering A/S, as lender, VPar and VID, as guarantors. These facility letters were entered into pursuant to certain Amended and Restated ECA Framework Agreement, or the “Votorantim ECA Framework Agreement,” dated December 15, 2011. The first facility, in an aggregate principal amount of U.S.$36.9 million, has a 10-year term and bears interest at LIBOR plus 1.385% per annum payable on a semi-annual basis. The principal under the first facility is payable in 20 equal semi-annual installments, with the first installment paid on July 30, 2011. The second facility, in an aggregate principal amount of U.S.$33.7 million, has a 10-year term with a grace period of two years and bears interest at LIBOR plus 1.385% per annum payable on a semi-annual basis. The principal under the second facility is payable in 20 equal semi-annual installments, commencing on July 30, 2013. On December 7, 2012, VPar was released as guarantor under these facilities, and VID remained as the sole guarantor. The net proceeds from these facilities were used to make payments to suppliers of certain equipment for our plants in Brazil. As of March 31, 2013, the aggregate principal amount outstanding under these two facilities was R$126.9 million (U.S.$63.0 million).

Votorantim Backstop Facility

On August 7, 2012, we and VID entered into a U.S.$400.0 million backstop loan facility agreement, or the Votorantim Backstop Facility, with a group of lenders that established the framework pursuant to which certain borrowers may enter into term loan agreements and incur borrowings thereunder that are guaranteed by us and VID pursuant to the backstop loan facility agreement. The amount of the backstop facility loan agreement was subsequently increased from U.S.$400.0 million to U.S.$450.0 million pursuant to an amendment dated November 6, 2012. The proceeds of borrowing under any term of the loan agreement may be used by the borrowers to repay certain debt of Cimpor or its subsidiaries. Among other covenants, the terms of the backstop loan facility agreement restrict VID and Votorantim Cimentos and certain of their significant subsidiaries from creating liens on any of their respective assets, subject to certain permitted exceptions.

On August 20, 2012, Cimpor Inversiones, S.A., a subsidiary of Cimpor, entered into a term loan agreement under the Votorantim Backstop Facility, under which it made four borrowings in an aggregate principal amount of U.S.$400.0 million. On November 15, 2012, VCEAA (formerly known as Cimentos EAA Inversiones, S.L.) assumed Cimpor Inversiones, S.A.’s obligations as borrower under the term loan agreement and on December 20, 2012, VCEAA made an additional borrowing in a principal amount of U.S.$34.1 million. On December 21, 2012, in connection with the completion of the 2012 Cimpor asset exchange, we acquired all of the outstanding capital stock of VCEAA. As of March 31, 2013, the aggregate principal amount outstanding under the Votorantim Backstop Facility was R$472.7 million (U.S.$234.1 million). On January 7 and May 2, 2013, VCEAA prepaid U.S.$200.0 million and U.S.$15.0 million, respectively, of the outstanding principal amount of the loans that are guaranteed by us and VID under the backstop loan facility agreement.

Contractual Commitments

The following table presents information relating to our contractual obligations as of March 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Long-term indebtedness (1)	11,991.7	937.4	810.1	2,706.2	7,538.1
Interest expense (2)	9,072.3	797.3	1,619.6	1,604.6	5,050.9
Right of use of public assets agreements (UBP)	1,248.1	24.0	52.2	58.9	1,113.0
Purchase of electricity from Votener	179.6	179.6	—	—	—
Other long-term liabilities (3)	2,736.9	699.7	964.2	555.5	517.6

Total	25,228.6	2638.0	3,446.1	4,925.2	14,219.6

(1)	Includes payments of principal only.
(2)	Includes estimated future payments of interest on our loans, financings and debentures, calculated based on interest rates and foreign exchange rates applicable at March 31, 2013 and assuming that all amortization payments and payments at maturity on our loans, financings and debentures will be made on their scheduled payment dates.
(3)	Includes liabilities recorded in our financial statements and certain purchase commitments.

Supply contracts

We have an ongoing commercial relationship with Vale Fertilizantes S.A. for the purchase of gypsum for our cement production process in Brazil. During the three-month period ended March 31, 2013 and the year ended December 31, 2012, our principal suppliers of gypsum were Vale Fertilizantes S.A. and GessoSul Indústria de Gesso Ltda. Although we have not executed supply contracts with these suppliers, we regularly purchase gypsum from them. In addition, we own a gypsum-producing facility in the city of Ouricuri in the State of Pernambuco, which supplies approximately 16% of our gypsum. See “Business—Raw Materials and Energy Sources—Raw Materials.” We do not believe we are substantially dependent on any one single supplier of gypsum, and from time to time, we consider other potential suppliers of gypsum in the market.

We have entered into supply agreements for the acquisition of other raw materials, such as slag and fly ash, which are used as clinker substitutes to reduce our cement production costs. During the three-month period ended March 31, 2013 and the year ended December 31, 2012, our principal suppliers in Brazil of slag, a by-product of the steel industry, are Usiminas and Thyssenkrupp CSA. We have entered into long-term supply agreements with

Usiminas and Thyssenkrupp CSA. Slag in Canada and the United States is supplied to us by Algoma Steel Inc. and Stelco Inc., two Ontario-based steel producers, pursuant to long-term supply agreements. Our principal supplier of fly ash, a by-product from thermal electricity plants, in Brazil is Tractebel Energia S.A., pursuant to long-term contracts. We do not foresee any difficulties in obtaining sufficient quantities of these products in the coming years or any material increase from recent market prices. For a more detailed discussion of our raw materials, see “Business—Raw Materials and Energy Sources—Raw Materials.”

We purchase industrial sacks for our bagged cement pursuant to supply agreements with Cocelpa Cia de Celulose, Conpel Cia. Nordestina de Papel and Klabin.

Energy sources also play an important role in the production of our products. We purchase energy from our affiliate, Votener, pursuant to five-year contracts. We also purchase energy from energy concessionaires pursuant to power purchase agreements.

Right of use of public assets agreements (UBP)

In 1997, we entered into a concession agreement for electric power generation for the hydroelectric plant of Machadinho, in which we own a 5.6% equity interest. This plant has a total installed capacity of 1,140 MW and is located in the South region of Brazil. This concession agreement expires in July 2032.

In 2002, we entered into a concession agreement for electric power generation for the hydroelectric plant of Pedra do Cavalo, in which we own 100% of equity interest. This plant has a total installed capacity of 160 MW and is located in the Northeast region of Brazil. This concession agreement expires in April 2037.

In 1988, 2002 and 2002, respectively, we entered into concession agreements for three hydroelectric plants in Mato Grosso, Santa Catarina and Pará/Tocantins, which we either own or in which we hold an equity interest.

Off-balance Sheet Commitments and Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks arising from our normal business activities. These market risks, which are beyond our control, principally involve the possibility that changes in interest rates, exchange rates or commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

For information on our financial risk management see note 5 to our audited consolidated financial statements and note 4 to our unaudited consolidated interim financial information, in each case included elsewhere in this prospectus.

Market Risk Management Policy

We currently follow VID’s market risk management policy, which seeks to protect our cash flow and operating revenues and costs, as well as financial components (financial assets and liabilities) against adverse market events such as fluctuations in currency, interest rate and commodity prices. We intend to adopt our own market risk management policy.

Our functional currency is the real, and therefore, all of our efforts in our risk management processes are aimed at protecting and reducing the volatility of our cash flow in this currency, protecting our ability to meet financial obligations, as well as maintaining adequate levels of liquidity and indebtedness.

The following derivative instruments may be used in the management of our foreign exchange exposure, interest rate exposure and commodity price exposure: standard swaps; purchase of call options; purchase of put options; collars; currency futures contracts; and non-deliverable forwards, or NDFs. Strategies that contemplate the simultaneous purchase and sale of options may be authorized when they would not result in a net short position in volatility of the underlying asset.

We expect to develop and implement our market risk management policy in a manner consistent with VID’s market risk management policy by utilizing other specific policies and procedures that establish directives to attenuate adverse effects of each market risk factor, as well as metrics for measurement and follow-up. They include:

(1)	Foreign Exchange Exposure Management Policy: establishes a framework of directives and rules for protecting against foreign currency volatility (currency hedge), predominantly with respect to the U.S. dollar, which comprises our cash receipts and payments and consequently impacts our cash flows. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected through the end of the applicable year plus the following year to the reference date. In addition, during the preparation of our annual budget, we may design hedge programs for protection of our segments’ cash

(2)	Interest Rate Exposure Management Policy: establishes a framework of guidelines and rules for protecting against the risk of interest rate volatility that impact our cash flows. The exposure to each interest rate index (mainly CDI, LIBOR and TJLP) is projected through the end of the life of the applicable assets and liabilities linked to such indices. Based on these exposures, we prepare financial protection proposals, which are submitted for the approval of our Finance Committee.

(3)	Counterparties’ and Issuers’ Risk Management Policy: establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. It also establishes allocation limits for Brazilian federal government securities issued by the Brazilian Treasury and the Brazilian Central Bank. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk, by means of statistical models and pre-approved parameters. In calculating the risk exposure limit of counterparties/issuers, the economic group criterion is used. For financial investments, the policy establishes that credit limits allocated to issuers should not exceed the lower of (1) 20.0% of the total funds under our management, (2) 10.0% of our net worth and (3) 10.0% of the issuer’s net worth. For allocation of funds to sovereign risk (federal government securities issued by the Brazilian Treasury or the Brazilian Central Bank), minimum limits of 20.0% and maximum limits of 100% of the total funds under our management are stipulated.

(4)	Liquidity and Financial Indebtedness Management Policy: establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for stable or equivalent “BBB” credit ratings. With respect to indebtedness, metrics considered compatible with the objective described are considered.

For the allocation of funds, both directly or through investment funds, the following financial assets may be used: Brazilian Federal Government Bonds or by the Brazilian Treasury; bank certificates of deposit (certificados de depósitos bancários), or CDBs; bank depositary receipts (Recibo de Depósito Bancário), or RDBs; Mortgage Notes (Letras Hipotecárias), or LHs; corporate bonds; repurchase agreements backed by financial assets; bank credit certificates (Cédula de Crédito Bancário), or CCB; corporate notes; box transactions; credit rights investment funds (Fundo de Investimento em Direitos Creditórios), or FIDC; and agribusiness letters of credit (Letras de Crédito do Agronegócio), or LCA. All issuers must meet the requirements described in our Counterparties and Issuers Risk Management Policy.

We raise funds principally through the use of the following instruments: debt securities (bonds and debentures); import credit facilities; government-backed credit lines; BNDES financing and working capital lines.

Foreign currency exchange rate risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars and Euros. To partially offset our risk of any depreciation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Because we borrow in U.S. dollars in international markets to fund our operations and investments, we are exposed to market risks from changes in foreign exchange rates and interest rates. Sales by certain of our foreign subsidiaries, which enable us to generate receivables payable in foreign currencies, tend to provide a natural hedge against our foreign currency-denominated debt service obligations, but they do not fully match them.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements. A significant portion of our indebtedness is denominated in foreign currency. As of March 31, 2013, our consolidated foreign currency-denominated indebtedness was R$6,015.4 million, 62.0% of which was denominated in U.S. dollars and 33.8% was denominated in Euros. This foreign currency exposure is represented mainly by debt in the form of international bonds and working capital loans. We designate part of these loans to hedge our net investment in foreign subsidiaries for accounting purposes. For additional information on our net investment hedges see note 7 to our audited consolidated financial statements included elsewhere in this prospectus. Our net cash flow in foreign currency partially protects us against exposure arising from the U.S. dollar (and other currencies)-denominated debt.

As of March 31, 2013, we did not have foreign currency derivative financial instruments.

In the event that the real were to depreciate by 10.0% against the U.S. dollar as compared to the real/U.S. dollar exchange rate as of March 31, 2013, our U.S. dollar-denominated indebtedness as of March 31, 2013 would have increased by approximately R$372.9 million, and our U.S. dollar-denominated excess liquidity for the year would have increased by approximately R$7.5 million.

Interest rate risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of March 31, 2013, our total outstanding indebtedness on a consolidated basis was R$12,293.7 million, of which R$7,308.9 million, or 59.5%, bore interest at floating rates, including R$5,981.4 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or TJLP rate, and R$1,327.5 million of U.S. dollar-denominated indebtedness that bore interest at rates based on LIBOR or the UMBNDES rate. As of March 31, 2013, we had interest rate swap agreements under which 31.3% of our indebtedness bearing interest based on LIBOR was swapped into fixed rates. As of March 31, 2013, we had derivative agreements to limit our exposure to variations in the fixed rate with an aggregate notional amount of R$500 million maturing in 2018. For additional information on our interest rate derivative financial instruments, see note 5 to our interim unaudited consolidated financial statements included elsewhere in this prospectus.

Surplus cash from our operations (which consists of cash and cash equivalents and financial assets held for trading) totaled R$2,132.1 million as of March 31, 2013, of which R$1,782.1 million was invested in cash and cash equivalents and certain trading securities denominated in reais that generally pay interest at overnight interest rates based on the CDI rate. We believe our exposure to Brazilian interest rate risk is partially mitigated by these investments. The remaining R$350.0 million was invested in short-term instruments denominated in foreign currency that generally pay interest at overnight interest rates based on the federal funds rate.

In the event that the average interest CDI rate applicable to our financial assets and debt during the three-month period ended March 31, 2013 and the year ended December 31, 2012 were 1.0% higher than the average interest rate during such period, our financial income during the three-month period ended March 31, 2013 and the year ended December 31, 2012 would have increased by approximately R$4.4 million and R$19.6 million, respectively, and our financial expenses in the same period would have increased by approximately R$12.3 million and R$48.8 million, respectively.

INDUSTRY

Industry Overview

Cement

Cement is a fundamental building material consumed in several stages throughout the construction cycle of residential, commercial and industrial buildings and infrastructure projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mix concrete or mortar and is an important component of other essential building materials. Cement is sold either in bags as a branded product or in bulk, depending on its final user.

The manufacturing process by which cement is produced begins with the mining and crushing of limestone and clay. Limestone and clay are then pre-homogenized, dried, fed into a grinding mill and then processed at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement and is fed with other materials such as slag, fly ash, pozzolan and a small portion of gypsum, into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

The main raw materials used in the production of cement are limestone, clay, gypsum and other additives such as slag, natural or artificial pozzolans and fly-ash. Cement plants are ideally located adjacent to large limestone quarries to reduce production costs due to transportation of raw materials. The manufacturing processes are very intensive in energy use; each ton of cement requires 60-130 kg of fuel oil and roughly 100 kWh of electricity, depending on the type of cement, which combined represent approximately half of direct production costs, according to the SNIC. Other relevant costs include operation and maintenance of the production facility.

Cement’s perishable nature and heavy weight relative to its unit value translate into significant transportation costs. Therefore, cement producers in larger nations tend to cluster around major consumer markets and producers gain a natural cost advantage in the areas surrounding their production facilities. Also, international cement trade is usually rendered impractical, thus accounting for only 4.5% of cement sales worldwide in 2010 according to the Global Cement Report.

The main driver of cement consumption is construction activity, which can be divided in three sectors: the residential sector, the industrial and commercial sector and the public sector (the latter including major infrastructure projects). As a result, cement demand is highly dependent on housing starts and investments in industrial, commercial and infrastructure projects. These factors relate to overall economic activity and demographic trends such as urbanization and family formation.

In addition, cement demand is observed to have low elasticity in relation to prices. This is partially explained by the absence of competitive replacement products and relatively low contribution of cement to construction costs. Increases in cement prices are unlikely to affect the decision to undertake a construction project, since cement costs usually represent a small portion of total construction costs.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, aggregates and chemical additives, which hardens into a permanent form of artificial stone when mixed with water. It is produced in concrete plants and transported directly to construction sites as ready-mix concrete in ready-mix trucks.

Demand for ready-mix concrete follows the same trends as cement but an additional growth is expected based on the increase of industrialization of concrete. Demand for ready-mix concrete tends to be higher in more developed markets but higher growth is expected in emerging markets which are maturing in terms of construction practices. Cement producers may pursue a vertically integrated strategy, producing ready-mix concrete in order to reduce demand volatility in an environment of declining demand so as to secure the use of part of their cement and aggregates production. Other benefits of an integrated operation include increased contact with end consumers, which help in gauging demand for other products of their portfolio such as aggregates and cement.

Aggregates

Aggregates are materials obtained from raw materials, such as crushed stone, sand and gravel, which are used as raw materials for various building products, including concrete, asphalt and mortar, or directly as a building material in the construction of highways, railways and landfills.

Aggregates are a larger market than cement based on tonnage, according to the DNPM, and are subject to many of the demand drivers of the cement industry. They are exposed to even stronger pressure for production to take place near end users. Transportation costs are an even higher proportion of total costs and economies of scale are even more significant.

Mortar

Mortar is an essential building material for a variety of end uses in the construction sector. Composed of a spectrum of different products, its main raw materials are sand, cement and additives. Verticalization and proximity to cement and industrial and/or natural sand sources are an important competitive advantage. We believe that in developing markets, such as Brazil and India, the potential for an increase in the role of industrialized mortar in construction (as opposed to on-site manual fabrication) is tremendous, as labor costs increase and productivity gains become an important goal. In this sense, mortar is expected to become an important channel for cement distribution in the same way that ready-mix concrete is in developed markets.

The Global Cement Market

World cement consumption reached 3.6 billion tons in 2011 according to data from the Cembureau. Driven primarily by emerging markets, cement consumption has nearly doubled in the past decade, presenting a compounded annual growth rate of 8.2% from 2001 to 2011, according to the Cembureau. The cement market is expected to maintain a strong pace of growth and reach 4.07 billion tons in 2014, according to the Building Materials Research Report. Among countries, China stands out with 2.09 billion tons of cement sales in 2011 and 58% of consumption worldwide, according to the Building Materials Research Report. The United States is the third-largest cement market worldwide, and Brazil is the fourth-largest, according to the Building Materials Research Report and the SNIC.

Largest Cement-Consuming Countries in 2011 (million tons)

Source: the Building Materials Research Report (except Brazil from the SNIC)

An important metric for consideration of international cement markets is per capita consumption. In that respect countries vary widely according to their level economic development and the importance of the construction industry in their economies.

Cement Consumption per Capita (kg) in 2011 – Selected Countries

Source: Consumption from the Building Materials Research Report, population from United States Census Bureau (except Brazil from SNIC)

The top 10 cement producers accounted for 26% of cement sales worldwide in 2011, according to the Global Cement Report. Major cement producers from mature markets have increased their exposure to emerging markets by means of acquisitions and organic growth and have, as a result, become large diversified players.

Cement Production Capacity (million tons per annum) in 2011 – Leading Companies

Source: Global Cement Report, Votorantim

Notes:

1.	Includes installed capacity as of December 31, 2012, considering assets from the 2012 Cimpor asset exchange.
2.	Includes Aditya Birla’s other cement assets.

The Brazilian Cement Market

Overview

Brazil was the fourth largest cement-consuming market worldwide in 2011, with approximately 65 million tons, increasing to 69 million tons in 2012, according to the SNIC. Cement sold in Brazil is primarily produced domestically. In 2011, Brazil had 81 cement production facilities spread across the country with a combined capacity of 78 million tons per annum, according to the SNIC. According to the SNIC, imports were responsible for only 1.7% of local consumption and exports were mostly negligible as of 2011.

Cement is the most ubiquitous building material used in construction in Brazil and has been produced locally on an industrial scale since 1926. The national cement industry underwent a period of fast growth during the 1970s, increasing from 9.8 million tons at the beginning of the decade to 27.2 million tons at the end of it, according to the SNIC. The economic instability of the 1980s caused cement demand to remain sluggish until the execution of the Real Plan. Ensuing stability led to renewed growth, and cement consumption reached 39.7 million tons in 2000, according to the SNIC. Global crises and weak economic activity caused demand to slow down until 2004, according to the SNIC, when the Brazilian economy picked up pace and cement demand entered a period of fast growth that still persists.

Cement Consumption (million tons)

Source: SNIC

Cement is the primary material for residential construction, which accounted for 56.7% of cement demand as of 2010, according to the SNIC and the FGV. Infrastructure projects were the destination of 24.9% of cement consumed, while commercial and industrial accounted for 16.0% of volume consumed in 2010, according to the SNIC and the FGV. The remaining 2.4% went to other uses.

In Brazil, cement is usually sold as a bagged and branded product through retailers, which represent more than half of total cement sales, according to the SNIC and the FGV. Cement is also sold in bulk to concrete mixers and other industrial consumers, such as masonry and mortar producers. Sales are also made directly to end users such as construction companies and public entities that buy both bagged and bulk cement. For sales through retail, an extensive distribution network and a brand with high recognition represent significant competitive advantages. In addition, the ability to serve a variety of segments and to produce both bagged and bulk cement are also important competitive advantages.

Source: SNIC

Growth Drivers

Recently, Brazilian consumption of cement has grown at rates faster than Brazil’s GDP, according to the SNIC and the IBGE. The overall trends in the Brazilian cement industry have been influenced by the construction sector, which, in turn, has been influenced by growth and stability of the overall economy and availability of credit, among other factors. Since 2006, cement consumption has grown at a CAGR of 7.1% in terms of volume, whereas GDP has grown at 3.6%, according to the SNIC and the IBGE, respectively.

Cement Consumption and Economic Growth

Source: SNIC, IBGE

Strong recent growth was driven by lower unemployment; higher income; housing development with government-sponsored credit, which grew from 399 thousand units in 2005 to 1,042 thousand units in 2011; and the first phase of the PAC of investments in infrastructure, launched in 2006 and with R$657 billion invested through 2010, according to the Brazilian Ministry of Planning.

Despite recent growth, the Brazilian cement market still offers substantial growth opportunities. Brazilian cement consumption remains low on a per capita basis at 311 kg in 2010, compared to a world average of 566 kg, according to the Global Cement Report. In 2011, per capita consumption of cement in Brazil was 333 kg, according to the SNIC.

A longer term view, considering historical consumption, suggests that cement consumption in Brazil still has room to grow before reaching the levels of developed nations. Cumulative per capita consumption in the period between 1950 and 2011 was 6.9 tons in Brazil, considerably lower than countries that have experienced faster economic development in the period, such as South Korea and Japan, according to the Global Cement Report.

Brazil has a large housing deficit, defined as the number of homes to be built for all Brazilians to have access to adequate housing and estimated at 5.6 million homes in 2011 by the Brazilian Housing Secretary. This matter is being addressed by the Brazilian federal government through the MCMV, which provides subsidized financing for affordable housing to buyers who otherwise would not be able to purchase a home and developers of such projects. The program was launched in 2009 and over one million houses have already been developed.

Additionally, sizeable investments are necessary to improve the country’s present infrastructure. The poor state of Brazilian infrastructure is made clear by the Global Competitiveness Report for 2012-2013 in which Brazil ranked 70th among 144 countries under the Infrastructure category. The Brazilian federal government is engaged in promoting infrastructure investments as a form of improving economic productivity and has committed to investments of R$955 billion between 2011 and 2014 as part of the second phase of the PAC 2, a program announced in March 2011 as an extension of the first phase of the PAC Program, according to the Brazilian Ministry of Planning. More recently, the Brazilian federal government announced the Program for Investments in Logistics, a package for investments in transportation infrastructure, as described below.

In 2012, the Brazilian federal government launched the Program for Investments in Logistics, which outlines a plan for upgrading and integrating transportation infrastructure, including roads, railways, ports and airports. Planned investments in roads and railways will require investments of R$133 billion, of which R$79.5 billion are to be invested in the next five years, according to the Brazilian Ministry of Planning. For ports, planned investments amount to R$54.2 billion, of which R$31.0 billion are to be invested before 2015. Aviation infrastructure will receive R$18.7 billion of investments in the form of upgrades to two major airports (Galeão, in the State of Rio de Janeiro, and Confins, in the State of Minas Gerais). The private sector will be the main agent undertaking these projects, by means of new concessions and public-private partnerships, and investment will be eligible for funding from the BNDES at subsidized rates.

As a result of the aforementioned factors, we expect both the housing deficit and infrastructure investments to continue to drive construction demand and, consequently, cement demand, bringing Brazilian cement consumption growth closer to other countries’ levels.

Competitive Environment

According to the SNIC, 15 companies operate production facilities in Brazil and the six largest of those are responsible for 81.6% of national cement sales.

Cement Domestic Sales Share in Volumes – 2011

Source: SNIC

Votorantim Cimentos is the market leader and the only company to have a nationwide footprint, achieving relevant market shares in all regions. InterCement Brasil, part of the Camargo Corrêa Group, is currently in the process of integrating Cimpor’s recently acquired Brazilian plants into their existing operations. Once fully integrated, we expect InterCement Brasil to become the second-largest cement producer in Brazil, with nearly half of our market share. João Santos is a domestically owned company with leadership in the North, region and we expect that it will become the third-largest producer in the country after InterCement Brasil completes the integration of Cimpor’s plants. The fourth and fifth largest domestic producers are the two leading companies in cement globally: Lafarge (France) and Holcim (Switzerland), both of which entered the Brazilian market through acquisitions.

The North American Cement Market

Overview

The cement market in the United States and Canada has been deeply affected by the global economic crisis since 2008 and is currently on the path to a gradual recovery. Cement consumption in the region peaked in 2005 at 136 million tons, according to the Global Cement Report. During the housing crisis, cement demand hit 77 million tons in 2009, according to the Global Cement Report. A gradual recovery has taken place since then, according to the Fall 2012 estimates from the PCA, due to normalization of the residential and non-residential segments.

Shipments to Final Customers in the United States (Mt)

Source: USGS

The cement market in the United States is segmented into clusters, with companies concentrating their activities in regional markets. According to the USGS, the main players are foreign companies, which dominate 85% of the American market. They are mostly European and Latin American, such as Cemex, Lafarge, Holcim, HeidelbergCement, Italcementi, Titan and Buzzi Unicem. Cement in the region is usually sold in bulk and used in the production of ready-mix concrete.

Cement Sales by Distribution Channel in the United States - 2011

Source: USGS

Great Lakes

The Great Lakes region of North America consists of the States of Wisconsin, Illinois, Indiana, Michigan, Ohio, Pennsylvania and New York, in the United States, and the province of Ontario, in Canada. The economic activity in these states is highly dependent on the industrial sector and has been affected by the weak economy since 2008.

According to the USGS and the Canada Cement Association in Ontario, cement consumption in the area amounted to 15.7 million tons in 2009, down from 24.1 million tons in 2006.

Competition is mostly regional and imports, other than between Canada and the United States, are not significant. Our main competitors in this market are Holcim Ltd., Lafarge, and ESSROC Italcementi Group.

Florida

The cement markets in Florida and Georgia have faced a sharp decline in demand since the outset of the ongoing economic downturn, especially in the residential segment. The housing markets of both states were among the hardest hit by the housing crisis. Nevertheless, cement demand is currently undergoing a gradual recovery and according to the PCA, cement consumption in Florida and Georgia is expected to increase by approximately 5.7% and 7.5%, respectively, in 2012.

The local industry in Florida faces excess production capacity. Florida’s seven cement plants have a combined capacity of 8.86 million tons per annum, whereas cement sales in the state amounted to 3.5 million tons in 2011, according to the PCA. Current output in the state is substantially lower than pre-crisis levels as cement consumption was 5.51 million tons in 2007, according to the PCA.

There are currently five main cement producers in the State of Florida, according to the PCA. The main players with production facilities in the market are VCNA, Titan America LLC, Cemex USA, Vulcan Materials Company and Cement Roadstone Holdings (CRH).

Other Cement Markets

Turkey

According to the Global Cement Report and the Building Materials Research Report, the Turkish cement market is the 10th largest worldwide with 47.7 million tons consumed in 2010. Consumption on a per capita basis is 567 kg annually according to the Global Cement Report. Turkey is also the largest cement exporter in the world, with 19 million tons of cement exported in 2010, and has a sizeable installed capacity of 104 million tons per annum. Cement sales are usually made in bulk, which accounted for 65.5% of volume sold in 2009, according to the Global Cement Report. The domestic market is expected to maintain its fast growth rate, but the industry might be weighed down by exports, which are directed mainly to Iraq, Syria, Russia, Egypt and Nigeria. However, exports have been experiencing slower growth mainly as a result of (1) strong internal cement demand, (2) political instability in the Middle East, (3) increased production capacity in export destination countries and (4) the ongoing conflict in Syria, one of Turkey’s largest export markets, according to the Global Cement Report.

The Global Cement Report indicates that the market is fragmented and composed of both local and foreign players; the market leader based on production capacity is Oyak, the armed forces pension fund, with a market share of 18%, followed by a local industrial conglomerate Limak Holding, which has an annual production capacity of 10.3 million tons, and Akçansa, a joint venture between HeidelbergCement and a Turkish industrial group, Sabanci.

Cement Consumption and Production in Turkey (million tons)

Source: Global Cement Report

Tunisia

Tunisia has gone through important political changes and internal unrest that generated significant turbulence in cement markets and a slowdown in production and demand. However, we expect demand growth to resume once political stability is achieved. The country’s cement market is heavily concentrated around the capital, Tunis, which represents over half of cement sales.

The Tunisian market is fragmented with six companies, four of them foreign-owned as a result of a privatization process that occurred at the turn of the century according to the Global Cement Report. The two other companies are state owned. As of December 31, 2011, annual installed cement production capacity was 7.5 million tons, and a new cement plant by Cement Carthage (a state-owned company) with an annual installed cement production capacity of 2.3 million tons was expected to be operational by the end of 2012, according to the Global Cement Report.

Cement Consumption and Production in Tunisia (million tons)

Source: Global Cement Report

Morocco

Morocco is considered a fast-growing cement market, based on data from the Global Cement Report. The construction sector has been driven by affordable housing programs and large-scale infrastructure projects according to the Global Cement Report. According to the Global Cement Report, cement consumption in 2010 was 14.6 million tons, translating into annual per capita consumption of 465 kg, reaching 16.4 million tons in 2012, a 12% increase in two years. Cement trade is negligible, considering both exports and imports.

The Global Cement Report indicates that the Moroccan market is dominated by four players, all of them foreign-owned. The three largest players are Lafarge, Italcementi and Holcim, with four plants each, and the fourth player is Asment de Temara, with one cement plant. Ciment d’Atlas, a new entrant to the market, installed its second plant, which commenced operations in April 2012, and the total annual installed cement production capacity in the country was 20.3 million tons per annum as of December 31, 2012, according to the Global Cement Report.

Cement Consumption and Production in Morocco (million tons)

Source: Global Cement Report

India

The Indian economy registered strong growth in 2011, presenting real GDP growth of 7.4%, according to the Global Cement Report. The Indian cement market is the second-largest in the world according to the Global Cement Report. Cement demand in India is driven primarily by the housing segment, which accounted for 60% of Indian cement consumption in 2009, followed by infrastructure, which represented 20% of domestic demand according to the Global Cement Report. Housing should be the main driver for future growth as well, as the trends regarding urbanization and growth in the working population continue.

The Indian cement market is relatively fragmented despite having gone through a consolidation process in the past decade. According to the Global Cement Report, the main players in the Indian cement market are Holcim, through the two companies in which it has an equity interest, ACC and ACL, with a 20.2% market share; and the domestically owned group Aditya Birla, through its subsidiaries Ultratech and Grasim, which together hold 18.4% of market share as of 2010.

Cement Consumption and Production in India (million tons)

Source: Global Cement Report

China

The Chinese economy in 2011 supported the continuing trend of growth of the last years and posted real GDP growth of 9%, according to the Global Cement Report. The Chinese construction sector, being the largest cement market worldwide, also performed well; according to the Global Cement Report, total cement consumption reached 2,085 million tons in 2011, which represents an annual increase of 11.1% from 1,874 million tons in 2010. Most cement consumption in China is used in public infrastructure projects (30% of total consumption in 2009), urban housing (12% of total consumption in 2009) and rural housing (13% of total consumption in 2009), according to the Global Cement Report.

The Chinese cement market is a very fragmented market, with the top three players representing less than 22% of total installed production capacity (Conch: 9.3%; Nanfang: 7.7%; and China United: 4.2%), according to the Global Cement Report.

Cement Consumption and Production in China (million tons)

Source: Global Cement Report

Spain

The Spanish cement industry has been deeply affected by the crisis in the country’s real estate sector, which has been adversely affected construction activity since 2008. As a result, cement consumption has fallen from 56 million tons in 2007 to 25 million tons in 2010, according to the Global Cement Report. Approximately 83% of cement sales are made in bulk and 90% of deliveries make use of road transport, according to this report.

The Spanish cement market is fairly consolidated, with the six largest producers accounting for 80% of the domestic installed capacity as of 2010, according to the Global Cement Report. These producers were Cementos Portland, Valderrivas, Cemex, Lafarge, Holcim and Cimpor.

Cement Consumption and Production in Spain (million tons)

Source: Global Cement Report and the Building Materials Research Report

Argentina, Chile, Bolivia and Uruguay

The Argentinean cement market has presented unstable demand between 2008 and 2012, according to the Global Cement Report. The main drivers for cement consumption are the housing and infrastructure sector, both of which are dependent on state-backed policies. The main players in the Argentinean market are InterCement, Holcim and Avellaneda, which jointly account for approximately 95% of installed capacity, according to the Global Cement Report.

In Chile, cement consumption declined in 2009, due to a reduction in housing construction activity, but has grown since then, according to the Global Cement Report. There are three main players in the Chilean cement market, which together control over 90% of the country’s installed cement capacity: Cementos Bio-Bio, Polpaico and Melón.

The Bolivian cement market has experienced strong growth in recent years and is expected to maintain it for coming years, according to the Global Cement Report. Domestic capacity growth has not matched the pace of recent growth in demand, increasing imports to the country. The main players in the Bolivian market, according to the Global Cement Report, are Soboce, Fancesa, Coboce and Itacamba.

Uruguay has had low but growing cement demand since 2009, according to the Global Cement Report. The two major producers in the country are the state-owned company Administración Nacional de Combustibles, Alcoholes y Portland, or ANCAP, and Artigas.

Cement Consumption (million tons)

Source: Global Cement Report

BUSINESS

Overview

We are a global vertically-integrated heavy building materials company, with operations in North and South America, Europe, Africa and Asia. We believe we are the largest and most profitable heavy building materials company in Brazil, the fourth-largest cement market in the world according to the Building Materials Research Report, based on our analysis of publicly available information from the companies we believe are the principal Brazilian heavy building materials producers. We produce and sell a complete portfolio of building materials—which includes cement, aggregates, ready-mix concrete, mortar and other building materials—and we serve a very diversified and fragmented client base. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, according to the Global Cement Report, with 52.3 million tons as of the date of this prospectus. In 2012, we had revenues of R$9,481.7 million, net income of R$1,640.5 million, Adjusted EBITDA of R$3,070.7 million, net margin of 17.3%, Adjusted EBITDA margin of 32.4% and Adjusted ROCE of 21.6%. We believe our Adjusted ROCE (which was 23.4% during the 12-month period ended March 31, 2013) is one of the highest among publicly-traded global cement producers, based on our analysis of publicly available information from the companies we believe are the principal global cement producers, and our revenues grew at a CAGR of 9.4% from 2009 through 2012.

We believe we are uniquely positioned to maintain high returns on capital and generate significant value for our shareholders. We have operations in various important high-growth markets and we are present in regions with significant opportunities for value creation with a total of 33 cement plants, 23 grinding mills, 331 ready-mix plants, 84 aggregates facilities, two clinker plants, two lime units and 13 mortar plants. In addition, we have a total of 61 limestone quarries with an expected average reserve life in excess of 60 years assuming we were to operate at our maximum production capacity as of December 31, 2012.

In 2012, our cement, ready-mix concrete, aggregates and other building materials revenues represented approximately 66.4%, 22.1%, 4.1% and 7.4%, respectively, of our total revenues.

The 2012 Cimpor Asset Exchange

Prior to the 2012 Cimpor asset exchange, we acquired a 21.21% equity interest in Cimpor through an exchange agreement we entered into with Lafarge on February 3, 2010 and an additional purchase of shares of Cimpor that we made on February 11, 2010. See “—Investments” below for more information.

On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, by which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s consolidated net debt. On December 21, 2012, we concluded this transaction, resulting in an increase of 16.3 million tons in our total annual installed cement production capacity.

As a result of the 2012 Cimpor asset exchange, we own: (1) cement production assets in Spain with a current annual installed cement production capacity of 3.2 million tons; (2) cement production assets in Morocco with a current annual installed cement production capacity of 1.2 million tons; (3) cement production assets in Tunisia with a current annual installed cement production capacity of 1.7 million tons; (4) cement production assets in Turkey with a current annual installed cement production capacity of 3.0 million tons; (5) cement production assets in India with a current annual installed cement production capacity of 1.2 million tons; and (6) cement production business in China with a current annual installed cement production capacity of 6.0 million tons, which are recorded on our balance sheet as assets held for sale.

As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria on January 21, 2013. On December 21, 2012, in connection with the completion of the 2012 Cimpor asset exchange, we assumed certain indebtedness of Cimpor and its subsidiaries in an aggregate principal amount of U.S.$434.1 million (equivalent to R$901.2 million using the exchange rate applicable as of December 21, 2012 of R$2.0758 per U.S.$1.00). For additional information on this indebtedness see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-Term Indebtedness—Votorantim Backstop Facility.” On January 7, 2013, we prepaid U.S.$200.0 million of the outstanding principal amount of this indebtedness.

On January 10, 2013 and on April 16, 2013, we acquired an aggregate 30% equity interest in Cimpor Macau in China. These acquisitions were part of our strategy to facilitate the proposed sale of our operations in China. As of the date of this prospectus, we hold an 80.0% equity interest in Cimpor Macau.

Our Corporate Structure

The following chart sets forth our corporate structure as of the date of this prospectus:

(1)	As of March 31, 2013, Votorantim Andina S.A., a subsidiary of VID, also had a 38.39% equity interest. On April 3, 2013, we acquired VID’s indirect equity interest in Avellaneda and as a result, as of the date of this prospectus, we own a 49.0% equity interest in Avellaneda.
(2)	As of March 31, 2013, Votorantim Andina S.A., a subsidiary of VID, also had a 38.39% equity interest. On April 3, 2013, we acquired VID’s indirect equity interest in Artigas and as a result, as of the date of this prospectus, we own a 51.0% equity interest in Artigas.
(3)	Includes a 16.7% interest owned directly by VCEAA.
(4)	Considers 100% participation in a quarry recently acquired through the 2012 Cimpor asset exchange.
(5)	We hold our assets in Spain mainly through (1) Cementos Cosmos S.A., (2) Cementos Teíde and (3) Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.
(6)	We hold our assets in Turkey mainly through Çimento Sanayi.
(7)	We hold our assets in Morocco mainly through Cementos Asment EAA.
(8)	We hold our assets in Tunisia mainly through two principal indirect subsidiaries: (1) Societe des Ciments de Jbel Oust – CJO; and (2) Terminal Cementier Gabes - TCG.
(9)	We hold our assets in India mainly through Shree Digvijay Cement Company Limited.
(10)	Our assets related to our business in China are classified as “held for sale” in our unaudited consolidated interim financial information and in our audited consolidated financial statements. See “Presentation of Financial and Other Information—Financial Statements—China operations held for sale.” As of the date of this prospectus, we hold an 80.0% equity interest in Cimpor Macau in China. See “—The 2012 Cimpor Asset Exchange.”
(11)	Although we own 51.0% of the outstanding capital stock of Mizu, we do not exercise control over this company as a result of our limited rights to influence its strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.

(12)	We also have equity interests in Polimix Cement and Verona, two cement companies. Although we own 51.0% of the outstanding capital stock of Polimix Cement, we do not exercise control over this company as a result of our limited rights to influence its strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(13)	Refers to Suwannee, which we hold through our 100% equity interest in Suwannee Holdings LLC.
(14)	As of March 31, 2013, we held a 15.15% equity interest in Bío Bío. On April 18, 2013 we acquired an additional 1.549% equity participation in Bío Bío in a transaction on the Santiago Stock Exchange, and as a result, as of the date of this prospectus, we hold a 16.70% equity interest in Bío Bío.

Competitive Strengths

We believe the following competitive strengths consistently differentiate us from our competitors and contribute to our continued success:

Leading market position in Brazil based on top-of-mind brands and unmatched operational network

We are the cement market leader in Brazil, with 16 cement plants and 11 grinding mills, making us the only cement supplier producing in all five Brazilian regions, according to the SNIC. In 2011, 2012 and during the three-month period ended March 31, 2013, we had a market share of 36.4%, 35.2% and 36.7%, respectively, in terms of Portland cement sales volume in Brazil, according to the SNIC, and we have maintained this leadership position for several decades. We believe our market position is also supported by brand recognition and customer loyalty based on the high quality of our products and our extensive distribution network.

We have 52 distribution centers, strategically positioned to offer superior service to approximately 30,000 clients per month in approximately 3,350 cities in Brazil. Given the stability, scale and national reach of our production facilities, we benefit from efficient distribution logistics, which enables significant cost savings and optimal time to market.

Our participation in the retail and bagged cement markets with over 25 different products and five brands creates substantial brand awareness. According to market research from Ipsos Loyalty (Brazil), approximately 72% of our retail customers in Brazil strongly recommend our brands. The combination of our top-of-mind brands, high-quality products and high penetration rate among retailers has traditionally allowed us to earn a premium for our products. We believe our distribution network is also a competitive advantage that allows us to build greater loyalty by being the supplier of choice for our retail customers who frequently buy direct from us rather than through distributors. In addition, we believe that we are the only company in Brazil able to supply a full portfolio of heavy building materials to our customers, selling materials ranging from aggregates and cement to ready-mix concrete and mortars. As a result, we believe that our integrated business across the cement value chain gives us a competitive advantage that enables us to create value for our customers.

Global platform and strategic positions in high-growth markets

We operate in some of the most promising cement markets, which are characterized by strong demand drivers. We are the eighth-largest global cement producer in terms of annual installed cement production capacity, with 52.3 million tons as of the date of this prospectus, according to the Global Cement Report, with a diversified international asset base in several important markets, which provides us with a unique footprint spanning South America, North America, Turkey, Morocco, Tunisia, Spain and India. We believe most of our markets have favorable demographic profiles and we expect our markets to experience economic growth or recover to previous growth and demand levels, which we believe will lead to increased per capita cement consumption.

In Brazil, we believe that increasing personal income levels, lower interest rates, the housing deficit and the implementation of significant infrastructure projects by the Brazilian federal government will drive opportunities for growth in the construction sector and, consequently, a substantial additional demand for cement, ready-mix concrete, aggregates, mortar and other building materials. Our operations in North America are concentrated in six U.S. States and two Canadian provinces in the Great Lakes region and the States of Florida and Michigan (through 50/50 joint ventures), and we believe we are well positioned to benefit from the expected economic and construction sector recovery in these regions.

We have equity participations in cement companies in Argentina and Chile and a controlling interest in Itacamba in Bolivia, and Artigas in Uruguay. In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange. In 2012, these countries had an average annual cement consumption per capita ranging from 248 kg to 324 kg, according to the Argentine Portland Cement Manufacturers’ Association (Asociación de Fabricantes de Cemento Portland) (Argentina), the Chilean Cement and Concrete Institute (ICH - Instituto del Cemento y del Hormigón de Chile) (Chile), the Bolivian Cement and Concrete Institute (IBCH – Instituto Boliviano del Cemento y el Hormigón) (Bolivia) and the Peruvian Cement Manufacturers’ Association (ASOCEM –Asociación de Productores de Cemento) (Peru). We believe that cement consumption will continue to increase in these markets, as it naturally converges to the world average of 566 kg, according to Cembureau.

Our completion of the 2012 Cimpor asset exchange has expanded our presence to six other countries in three continents. Our presence in emerging countries such as Morocco, Turkey, Tunisia and India presents new platforms for growth, while our presence in Spain presents an opportunity for turn-around and value creation through increased operational efficiency.

Industry-leading technical expertise enabling low-cost production in the markets in which we operate

In our 80-year history in the cement sector we have developed unique know-how and industry-leading technical expertise that we apply throughout our operations. Our consistent operating cost reduction measures, ability to respond in a timely manner to market changes and high operating standards have driven our ability to increase our profitability even in highly challenging market conditions. These efforts have continually allowed us to improve our key performance indicators, such as kiln efficiency, to reduce our clinker ratio and to increase our use of alternative fuels. This, in addition to our in-house clinker production, provides us with better ability to control operating costs. During 2012, we produced virtually all of the clinker we grind in our mills to produce cement.

We have invested in and secured mining rights for access to our limestone quarries. In addition, we have secure and efficient access to other raw materials, such as gypsum, slag, fly ash and pozzolan. Our long-standing track record and our sustained access to raw materials provide us with a competitive advantage. In Brazil, we mine limestone from quarries that have, on average, a reserve life in excess of 60 years, assuming we were to operate at our maximum production capacity of 30.1 million tons as of December 31, 2012. In addition, we believe that the average distance from our Brazilian cement plants to our quarries is one of the lowest in the Brazilian cement industry and minimizes our raw materials logistics costs, increasing our efficiency and profitability.

As of December 31, 2012 and in the three-month period ended March 31, 2013 we met approximately 27.5% and 23.4%, respectively, of our energy consumption needs in Brazil through hydroelectric power plants that we own, which allows us to significantly reduce our energy costs. In addition, all of our cement plants use a modern dry production process which reduces energy consumption. We meet the remainder of our energy needs in Brazil through long-term, competitively-priced, large-scale supply contracts. We believe that we are pioneers in the use of alternative and environmentally friendly fuels in Brazil, such as TDF, and other industrial waste materials. Because we have built flexibility into our energy matrix, we are able to use less expensive primary fuels and take advantage of any downward trends in the prices of certain fuels. In addition, approximately 25.0% of our current cement production capacity in Brazil is from new and more energy efficient plants that we have built over the last three years, enabling us to decrease our energy consumption.

Demonstrated ability to manage high growth with financial discipline and a track record of robust EBITDA generation

We believe we are uniquely positioned to maintain high returns and generate significant value for our shareholders. We have focused on value creation and high returns by expanding organically in Brazil, acquiring companies outside Brazil and entering into strategic partnerships or joint ventures. From 2010 to 2012, our installed cement production capacity in Brazil increased from 23.2 million tons to 30.1 million tons.

In 2012, we recorded net income of R$1,640.5 million (U.S.$814.6 million), Adjusted EBITDA of R$3,070.7 million (U.S.$1,524.8 million), net margin of 17.3%, Adjusted EBITDA margin of 32.4% and an Adjusted ROCE of 21.6%. During the 12-month period ended March 31, 2013, our Adjusted ROCE reached 23.4%, which we believe is among the highest in the global cement industry, based on our analysis of publicly available information from those companies that we believe are the principal global cement producers.

We made capital expenditures of R$4,187.5 million (U.S.$2,079.4 million) from January 1, 2010, to December 31, 2012, in connection with our organic expansion, and we paid aggregate dividends and interest on stockholders’ equity of R$5,736.4 million (U.S.$2,848.5 million) and maintained a strong capital structure during the period. We believe this shows our potential for continued strong cash flow generation.

Well-defined, proven and replicable management model supporting operational excellence, stability and high returns

We believe we have an operating model that allows us to achieve margins that are above our peers in Brazil and North America, and we believe our profitability levels are above the industry average. Moreover, we have consistently delivered Adjusted ROCE well ahead of our cost of capital in our principal markets. Despite an unprecedented downturn in the cement industry in North America in 2008, we adjusted our production levels in advance of many of our competitors and, as a result, our Adjusted EBITDA margin was less impacted than those of our peers in North America. We believe our replicable management model has helped us to create these positive results and will allow us to improve performance of companies or assets that we may invest in or acquire. For example, between 2004 and 2008, our efficient management model led to reductions in our cost per ton of sales by 11% and 15%, respectively, at our Charlevoix and Dixon plants in North America, after purchasing both plants from our local competitors.

Similar to the improvements implemented across our operations in North America, we expect to implement our management model to obtain improved financial results from the Cimpor assets we have recently acquired.

The key elements of our management model are: (1) delivering superior returns by actively managing our cost structure to adapt to changing market conditions; (2) increasing efficiencies in the use of raw materials and other large-scale supply contracts in order to benefit from our economies of scale; and (3) employing qualified and experienced professionals.

Our management is guided by value creation, based on cash value added. In order to completely align our guidance with our management, part of our management’s compensation is based on this performance metric.

Experienced senior management team with strong sponsorship of Votorantim Industrial

Our senior management team has many years of experience with a strong focus on financial performance, operating efficiencies and shareholder returns. In addition, our senior management is committed to sustainability and attaining solid financial results in a socially and environmentally responsible way.

Our senior management team has successfully transformed our company into a global vertically-integrated heavy building materials company with a focus on further diversifying our product offerings and geographic presence. Over the past 80 years we have made strategic acquisitions and divestments, and implemented brownfield and greenfield projects that increased our annual installed capacity, while also focusing on cost reductions and improved financial performance.

We also have a committed controlling shareholder, Votorantim Industrial, which has a profound knowledge of the cement industry resulting from its leading industrial position over its 80-year history. We believe that Votorantim Industrial’s sponsorship gives us a competitive advantage, due to its continuing support and long-term vision for global growth. In addition, Votorantim Industrial’s proven track record in implementing strong corporate governance practices has contributed to our sustainable growth.

Business Strategy

We are focused on expanding organically in Brazil and coupling this growth with international expansion primarily through acquisitions. We seek to continue to grow with financial discipline and maintenance of an adequate capital structure, positioning ourselves as a leading company in terms of profitability.

Continue to grow organically in Brazil

We operate in all five Brazilian regions, having a national footprint with strategically located limestone quarries near the most important and fastest growing consumer markets, which gives us advantages relative to our competitors in being able to select the regions in which to continue to grow organically. During the past five years, we have developed, upgraded and expanded our cement plants in Brazil, increasing our installed cement production capacity from 21.4 million tons in 2007 to 30.1 million tons as of March 31, 2013. We believe that we have not yet fully achieved the benefits of our increased capacity in terms of our sales volume and our operating results due to the ramp-up period required for a new cement plant to reach its full capacity. During 2012, we invested R$1,171.3 million in our plants, which should produce at their full capacity within one year from the commencement date of the latest new plant.

In addition, we have greenfield and brownfield projects under development aimed at serving attractive markets throughout Brazil, located in the States of Ceará, Paraíba, Goiás, Pará, Paraná and São Paulo. We expect these projects to result in total additional annual installed cement production capacity of 10.3 million tons by the end of 2015.

We intend to continue our organic growth in Brazil by maintaining and improving our cost efficiency relative to our competitors, further increasing our product offerings and geographic reach and reducing delivery times for our customers. We will continue to create brand awareness, deliver high-quality products and maintain our high penetration rate in the retail segment, which will allow us to continue to earn a premium for our products. In addition, we intend to increase our participation in the technical market (a segment composed mainly of mid- to large-scale construction companies), which, according to Consulting Group LCA, is a growing segment that demands an ample portfolio of quality products and services, similar to what we provide.

Further expand our international presence through acquisitions and investments

We intend to continue to further expand our operations internationally through a vertically integrated platform and footprint in high-growth markets. When considering acquisition or investment opportunities in North America, we will select companies or assets with potential to improve their operating and financial performances and generate synergies with our existing clusters. In South America, we will continue to invest in premium assets, generally in cement and often in partnership with strong domestic established businesses. We will continue to identify entry platforms that have well-located quality operations and good regional market positions and which have the potential to develop further into integrated building materials businesses as construction markets become more sophisticated over time. We intend to maintain the same growth discipline that has proven successful throughout our corporate history.

Continue to enhance profitability and improve the financial performance of our existing assets

In Brazil, we have invested, and intend to continue to invest, to improve our profitability and cost efficiencies by utilizing advanced production technologies. We expect to continue using alternative fuels to further reduce our energy costs by investing in energy co-processing. We will further maintain our track record of achieving cost efficiency through disciplined cost management policies and by leveraging our know-how and industry-leading technical expertise.

In North America, we will focus our efforts on maximizing the benefits from the expected market recovery, and we expect to further improve the utilization rates of our plants as higher sales volume reduce our fixed costs per ton sold. In South America, we will continue to work closely with our partners to share our sector expertise and replicate our successful management model.

With respect to the Cimpor assets that we recently acquired through the 2012 Cimpor asset exchange, we will apply our management model and cement know-how (as we previously did and continue to do in North America) to the assets we own and operate. We seek to bring these new assets to operating and profitability standards similar to the most efficient companies and plants in our portfolio. Our turn-around operational plans to improve the profitability of these companies involve, among other things, enhancing our operating efficiency to levels comparable to those in our most efficient cement plants. We believe our investments will be successful given our lean organizational structure and our vast commercial expertise in many different markets.

Further leverage our market positions and distribution networks to expand our value-added product and services offerings

In providing our customers with the best products and services, we plan to focus on further diversifying our product base by increasing the production and sale of aggregates, ready-mix concrete, mortar and other building materials. We will continue to manage our product offerings as a vertically integrated business, which allows us to capture a greater portion of the cement value chain and to offer our customers integrated solutions to meet their needs. We will also continue to benefit from our vast commercial expertise in a wide range of products and markets.

We are positioned to capture an increase in demand in ready-mix concrete, aggregates and mortar in Brazil, and in ready-mix concrete and aggregates in North America and South America (excluding Brazil). We further believe that our presence and experience in ready-mix concrete will give us the ability to develop a distribution channel for our cement in Turkey, Morocco, India, Tunisia and Spain.

We believe that no other heavy building materials company operating in Brazil provides as wide a range of cement products, and we intend to continue offering these diversified products to our customers. Our products range from standard cements, such as Portland, to high resistance cement. In addition, we supply specialized cement products to meet our clients’ needs, including large infrastructure projects, such as the Belo Monte hydroelectric plant, an infrastructure project in the State of Pará with a total publicly announced cost of R$28.9 billion, and the Santo Antônio and Jirau hydroelectric plants, infrastructure projects with total publicly announced costs of R$15.1 billion and R$9.5 billion, respectively, in the State of Rondônia.

We intend to further increase our product diversification through the growth of aggregates, ready-mix concrete, mortar, and other building materials. We also believe there is a substantial demand in Brazil for ready-mix concrete-based products over other materials, particularly in infrastructure such as ports, airports, dams, sanitation projects and the government-subsidized housing segments, which will result in higher cement bulk sales.

Continue to focus on sustainability and social responsibility

We are committed to sustainable development. Sustainability means ensuring business continuity and long-term growth, while focusing on environmental and social responsibility and results that are consistent with value creation. Three principles determine our actions in all markets in which we operate: constant economic growth, protection of the environment and respect for our communities. By following these principles, we will continue to develop as a world-class company and operate our business in accordance with the values of sustainability.

We are a founding partner in the CSI and a strong supporter of the responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil, and we believe that we are one of the lowest CO2-emitting cement companies in the world, based on our estimates. We intend to continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. Our CO2 emission reduction strategy includes: (1) investing in research and development in order to reduce our use of clinker while maintaining or improving product performance; (2) investing in technologies that improve thermal efficiency; and (3) optimizing our energy costs while lowering emissions (kg CO2/kcal). We calculate CO2 emissions from all of our plants, the results of which are audited annually.

In 2010, we launched an initiative with Mata Atlantica Biosphere Reserve and the Brazilian Speleological Society. This partnership offers new opportunities to: (1) implement measures to protect the ecosystem; (2) develop a policy and strategy on biodiversity and karst areas; and (3) implement enhanced environmental standards.

The Votorantim Institute (Instituto Votorantim) supports our company and other companies within Votorantim Industrial in developing and implementing a social action strategy that contributes to the development of the communities in which we operate. In 2011, the Votorantim Institute, in partnership with our company, implemented more than 150 projects in education, employment and income generation, culture and sports across 240 municipalities in 22 Brazilian states. We have established partnerships with recognized educational organizations in order to promote our corporate culture of protecting the environment and fostering both economic and educational development within our local communities.

Our History

Founded in 1933 by Mr. José Ermirio de Moraes, the Votorantim Group commenced operations of our first cement plant in the city of Sorocaba, in the State of São Paulo. Between 1940 and 1960, the Votorantim Group commenced operations of five new plants in the States of Pernambuco, Santa Catarina, Paraná, Rio Grande do Sul and Ceará.

During the 1960s and 1970s, the Votorantim Group continued its expansion in Brazil and built new plants in the States of Rio de Janeiro, São Paulo and Goiás. In addition, the Votorantim Group acquired Cimentos Itaú in 1977, increasing its Brazilian market share from 25% to 37% as a result of this acquisition, according to the SNIC.

During the 1980s and 1990s, the Votorantim Group acquired and built three new cement plants in the States of Paraíba, Alagoas and Mato Grosso. In 1986, the Votorantim Group acquired Cimentos Santa Rita and in 1996, it acquired Companhia de Cimento Ribeirão Grande in the State of São Paulo. During this time, we also began to produce mortars.

Votorantim Cimentos was founded in 1997. By 2001, we had a total of 22 cement plants. In addition, we began our international expansion strategy by acquiring cement and ready-mix concrete companies in North America, including our subsidiary St. Marys Canada. In 2002, we also acquired Engemix S.A. in Brazil, which we believe made us one of the leaders of ready-mix concrete production in Brazil.

In March 2003, we acquired a 50.0% equity interest in Suwannee as part of a joint venture with Anderson Columbia Company, Inc., a U.S. construction company that operates a cement plant in the State of Florida.

In March 2005, we strengthened our operations in the Great Lakes region of North America by acquiring two cement plants and related assets from Cemex USA. We are currently the second-largest cement producer in the Great Lakes region, according to the PCA.

In October 2007, we further expanded our operations in North America with the acquisition of Prestige Concrete Products, or Prestige, with ready-mix concrete and gunite operations in Florida, North Carolina, Texas and California. In February 2008, we acquired the ready-mix concrete, aggregate and related cartage (transport or delivery) businesses of Prairie Material, or Prairie, further enhancing our operations in the region. Headquartered in Bridgeview, Illinois, Prairie is a leading supplier of ready-mix concrete and aggregates in the U.S. Midwest, with 81 plants in Illinois, Michigan, Indiana and Wisconsin and 17 aggregate mining operations in Illinois and Indiana.

Between 2007 and 2010, we continued our international expansion strategy by acquiring equity interests in cement companies in South America, including Bío Bío in 2008 (Chile), Artigas (Uruguay) and Avellaneda (Argentina) in 2009, and in Europe through our acquisition of a 21.21% equity interest in Cimpor in 2010. In addition, we increased our cement production capacity in Brazil by developing additional cement plants in the States of Ceará, Bahia, Tocantins and Rondônia, expanding a plant in Mato Grosso and reactivating a plant in Goiás.

During 2011 and part of 2012, we constructed new cement plants in the States of Rio de Janeiro, Maranhão and Santa Catarina. In addition, we expanded our Salto and Poty cement plants in the States of São Paulo and Pernambuco. By the end of 2012, we added a new cement plant in the State of Mato Grosso and expanded two cement plants in Paraná (Rio Branco) and Sergipe (Cimesa).

Towards the end of 2012, we consummated the 2012 Cimpor asset exchange through which we obtained sole ownership and control of VCEAA and the Cimpor Target Businesses and 21.21% of Cimpor’s consolidated net debt as of November 30, 2012.

Production Process

Cement

Limestone, clay and minor compounds (such as sand) are extracted from quarries that we own or operate in order to manufacture cement through a highly automated, computer-monitored production process involving the following six stages:

1. Pre-homogenization

The limestone rocks are loaded and transported to the primary crusher, located adjacent to the quarry. At the crusher, the limestone rocks are reduced to fragments measuring one to three inches. This crushed limestone is then transported to the cement plant by truck or conveyor belt. Clay is also transported by truck to the plants. At the clinker plant, crushed limestone is blended by reducing the variations in chemical properties in order to be pre-homogenized.

2. Cement raw mill

Pre-blended limestone, clay and other minor compounds are then mixed together. This mixture goes through a mill, which reduces the clay and limestone mixture to a powder called “raw meal,” which is stored in silos for homogenization, assuring quality requirements for clinker production.

3. Clinker production

The raw meal is then taken to a heater or calciner, where it is pre-heated to transform the limestone into calcium oxide. After being processed through the tower, the raw meal is fed to the rotary kiln, where intense heat causes the calcium oxide to fuse partially with iron ore, aluminum and silica (from the clay) to form a mixture of calcium silicates and other silicates, which is called “clinker.” In this stage, the oven temperature reaches approximately 1,450°C. Some of our facilities, which we refer to as “clinker plants,” are dedicated exclusively to the production of clinker.

4. Cooling

To finalize the clinker production process, the clinker is then cooled on a rotary or grate cooler to a temperature of less than 200ºC.

5. Cement mill

Clinker is transported to silos, where other raw materials are stored, such as gypsum, limestone, pozzolan and blast furnace slag. Depending on the percentage of each raw material, a specific type of cement is produced, according to each country’s respective technical standards. The final mix is ground in a mill into a fine powder, which is the final cement product. These mills can be part of an integrated cement plant or operate as stand-alone units to which we generally refer as “grinding mills.”

6. Cement shipping

After the final grinding process, the cement is stored in silos, and may be shipped (by rail or road) in bulk or packed by rotary packers into bags.

Ready-Mix Concrete

A ready-mix concrete plant primarily consists of storage silos for sand, gravel and cement and a concrete mixer. Set forth below is an illustration of the ready-mix concrete production process in eight stages:

1. Entrance

Ready-mix concrete is produced by the mixture of cement, aggregates, water and additives. The ready-mix concrete components are received by our trained personnel and tested by sampling. After their verification, the components are sent to our silos.

2. Storage

Our cement plants are equipped with dust cleaning systems and CO2 emissions control systems that reduce the environmental impact of our cement production process, and with quality control systems that allow us to offer higher quality products to our clients.

3. Hoppers

A front-end loader transports aggregates to the silo, where a supplier belt fills boxes with aggregates. The sand, gravel and other products each have their own hopper. An automated system creates an alert if any hopper is low so that it may be replenished on a timely basis.

4. Loading Point

The component materials of ready-mix concrete are separated and weighed in the aggregate hopper and transported by conveyer belt to the loading point where they are loaded into ready-mix concrete trucks. Cement, which falls from silos located above, is combined with water and additives. This process is automated and controlled from the control room.

5. Control Room

The control room centrally coordinates all production, taking into account the various specifications of ready-mix concrete for different applications and processing and organizing customer orders and related production.

6. Holding Area

Once loaded, the ready-mix concrete trucks go the holding area, where the ready-mix concrete is mixed for approximately ten minutes.

7. Exit

Once the cement is mixed and ready for delivery, the ready-mix concrete truck is sealed and exits the plant—seal ensures to our customers that the ready-mix concrete truck left the loading facility and arrived at the delivery site without having been opened—and upon delivery the invoice is delivered to the customer.

8. Laboratory

For each 20 cubic meters of ready-mix concrete produced (compared to an industry standard of 50 cubic meters), we collect a sample for quality testing at a laboratory. We refer to these samples as test specimens, which are cast at the construction site by a truck driver. Generally, four samples are collected for the laboratory by a team of drivers within a maximum period of 48 hours. These test specimens are received at the laboratory, identified and then cured, either in a humidity chamber or a controlled-temperature water tank, until the time of testing. After this process, the test specimens are further broken down by automated laboratory presses seven and 28 days after being withdrawn from the cure. These results are analyzed, which allows us to carefully control the quality of the products produced at our facilities.

Aggregates

Before beginning the mineral extraction process for the production of aggregates, it is necessary to remove the upper layer of soil. This material is loaded into trucks and deposited into landfills. The layer of topsoil capable of supporting vegetation is separately removed and stored for the environmental rehabilitation of the area from which the minerals were extracted.

Aggregate extraction begins with the drilling and blasting plan prepared by the engineers. The exact locations are identified where rock will be drilled for the placement of explosives. The drilling rigs we use generally drill boreholes with a diameter of 3.5” to 4.5” and a depth of 15 meters. Excavators or wheel loaders load rocks compatible with the primary crusher into highway or “off-road” trucks, and these trucks unload their product at the primary crusher.

Mortars and Other Building Materials

We produce mortars, including dry and adhesive mortars, in five stages: (1) the raw materials that compose mortar (cement, sand and special additives) are transported from silos where high-performance blending and portioning occurs in an automated process; (2) the raw-material mixing equipment creates a completely homogenous and high-quality mortar; (3) computer controlled packaging equipment; (4) bags are automatically loaded onto pallets; and (5) bags of mortar are stored in warehouses and shipped to our customers and distribution centers.

For our bulk distribution matrix mortar is fabricated and stored in silos. We transport the mortar using suitable trucks. Upon their arrival at the worksite, the mortar is unloaded into mobile silos.

Lime is a product extracted from limestone using strict industrial controls and are selected, crushed and subjected to high temperatures (over a thousand degrees Celsius) in modern industrial ovens. This process of “burning” is called calcination. From this process, we produce quicklime, which is composed of calcium and magnesium oxides and is widely used in civil construction globally. Quality control for the production of lime begins at the location of the deposit, with the appropriate choice of raw materials, and continues through all the stages of its production, particularly before “burning.”

Our Operations in Brazil

Overview

In Brazil, we produce and sell cement, ready-mix concrete, aggregates, mortar and other building materials through the following five entities, in which we hold equity interests, as described in further detail below: VCNNE, Sirama, Mizu, Supermix, and Polimix Concrete. As also described below, we market our cement products in Brazil using the brands Votoran, Itaú, Poty, Tocantins and Aratu, while our other building materials are marketed using the Engemix, Matrix, Votomassa, Limes (Cal Hidratada Itaú), Agricultural Inputs, White Cement and Cement Artifacts brands. Together, our Brazilian operations (including our operations in South America) represented 81.3% and 76.8% of our total annual revenue during 2012 and the three-month period ended March 31, 2013, respectively.

The map below sets forth our annual installed cement production capacity and market share in terms of cement volume sold in Brazil.

(1)	Our annual installed cement production capacity includes our consolidated subsidiaries in Brazil. However, we also own the following equity interests in unconsolidated affiliates: a 51.0% equity interest in Mizu, with an annual installed cement production capacity of 2.9 million tons; a 38.25% equity interest in Sirama, with an annual installed cement production capacity of 2.3 million tons; a 51.0% equity interest in Polimix Cement and a 25.0% equity interest in Verona. Although we own 51.0% of the outstanding capital stock of Mizu and Polimix Cement, we do not exercise control over these companies as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.
(2)	As of March 31, 2013 and according to information available from the SNIC. Market share data does not include Mizu or Sirama.

The table below sets forth our sales volume, annual installed cement capacity and certain financial information for our operations in Brazil for the periods indicated:

Brazil	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010
Sales volume:
Cement (in thousands of tons)	5,993	5,812	24,379	23,551	22,657
Aggregates (in thousands of tons)	3,172	4,194	15,070	16,696	13,331
Ready-mix concrete (in thousands of cubic meters)	1,103	1,132	4,819	4,572	4,188
Mortar (in thousands of tons)	428	403	1,699	1,587	1,366
Annual installed cement capacity (in thousands of tons)	30,063	26,246	30,063	26,246	23,241
Revenues (in millions of reais)	1,905.4	1,847.6	7,705.1	7,250.4	6,538.1
Adjusted EBITDA (in millions of reais) (1)	606.8	627.9	2,775.1	2,574.8	2,542.4
Adjusted EBITDA margin (2)	31.8%	34.0%	36.0%	35.5%	38.9%

(1)	We define EBITDA before results of investees as net income minus/plus net financial income (expense) minus/plus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets and/or related impairment. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.

Our Products

Cement

Our range of products includes a variety of types of cement suitable for various uses, such as residential and commercial construction and civil engineering. We produce all types of cements permitted by Brazilian regulations and required for our customers’ needs. Our products range from standard cements, such as Portland, to high-resistance cement and cement products specialized to meet our clients’ needs.

Portland cement is a thin powder with agglutinant properties that when mixed with water and other building materials, produces cement used to build houses, buildings, bridges, dams, and other structures. Consumers take into account the use of the product in order to select the appropriate type of Portland cement.

The classifications of Portland cements in Brazil are based on different chemical compositions that modify the quality of the cement with respect to its compressive strength and chemical resistance to deterioration.

Our cement may be used in various applications, including:

•

reinforced concrete structures, concrete pavements pre-stressed concrete, pre-cast, roughcast mortar, cinder block core filling, coatings, floors, subfloors, grout, pre-stressed concrete and pre-cast and fabricated concrete building materials;

•	fiber cement;

•	simple concrete, reinforced or machined, general concrete structures, foundations, pillars, subterranean galleries, mortar for laying or coating, and lean concrete for sidewalks and coating;

•	general concrete, machined roller-compacted concrete and other concrete structures and pavements that are in regular contact with abrasive chemicals;

•

concrete construction, large blocks of concrete, marine construction, sanitation projects, dams, bridges, ports and concrete pavement, in addition to concrete structures that are in regular contact with abrasive chemicals;

•

bridges, dams, pavement, sanitation, concrete casts, reinforced concrete, sidewalks, in the preparation of mortars and coatings such as rough cast and plaster, core filling and subfloors, which are resistant to sulfates, which provides advantages in construction exposed to aggressive environments;

•	sanitation projects at ports, dams and concrete structures that remain in direct contact with abrasive chemicals; and

•	sewers, sulfated soil, marine works and dams.

Ready-mix concrete

Ready-mix concrete is produced either in concrete plants and transported directly to construction sites as ready-mix concrete in ready-mix trucks or on the construction sites. In the ready-mix concrete industry, it is crucial to have a close network of ready-mix concrete plants to meet customers’ delivery needs. Because cement mixed with water enters the hydrate phase, ready-mix concrete cannot be transported over long distances. After a certain period of time, a chemical reaction hardens the ready-mix concrete into a permanent form of artificial stone. Tensile strength, resistance to pressure, durability, setting times, ease of placing, and workability under various weather and construction conditions characterize this building material.

We began production of ready-mix concrete in Brazil in 2002 through our acquisition of Engemix S.A. (formerly known as Geral de Concreto S.A.). We also have a participation of 25.0% in Supermix and 27.57% in Polimix Concrete. In Brazil, the volume of ready-mix concrete purchased compared to the volume of concrete produced at the construction site is still relatively low. However, we expect ready-mix concrete consumption to grow at higher rates than cement based on the potential increase of industrialized concrete production. Our ready-mix concrete business is one of the industry leaders in Brazil, with the Engemix brand, which has been used in construction sites across the country for four decades. We believe this position gives us a competitive advantage in light of projected trends.

Engemix is divided into four main business lines: (1) self-build: targeting retailers and small builders; (2) serial construction: supplying ready-mix concrete designed specifically for use in government-subsidized housing construction; (3) general construction: focusing on large contractors and accounting for 75% of Engemix’s operations; and (4) on-site mixing, for large customers that require on-site mixing infrastructure for major construction sites.

Aggregates

Aggregates are used as raw materials for ready-mix concrete, masonry, asphalt and other industrial processes, and as base materials for roads, walkways, railways, landfills and buildings. Typical aggregates are hard crushed rock (for example limestone and granite), natural sand and gravel. Aggregates differ in their physical and chemical properties, in granularity and hardness. The type of aggregates available in a certain market is determined by local geology. Aggregates are usually consumed close to their production sites because of high transportation costs. The cost of transporting one metric ton of aggregates for 50 kilometers by truck is generally higher than the cost of producing one metric ton of aggregates, excluding labor costs.

Other Building Materials

Our other building materials business line principally comprises: dry and adhesive mortars; hydrated lime; agricultural lime and gypsum; white cement; and concrete blocks.

We produce and sell two types of premixed mortars, dry mortar and adhesive mortar. Dry mortar is an industrialized pre-mix of sand, cement and special additives sold in bulk or bags. When mixed with water it becomes mortar and can be used in a number of applications, including interior stucco, exterior stucco, filler, and joining bricks when constructing a wall. Adhesive mortar is also a mix of cement and sand containing special additives that provide plastic and adhesive properties. It is marketed in bags, and when mixed with water it can be used for flooring and tile installation projects.

Our line of dry mortars, Matrix, comprises 12 products ready-mixed in bags or bulk and five construction systems to facilitate use according to the specific requirements of each project and type of application. Pre-mixed dry mortars comprise a small portion of total mortar produced in Brazil, which is primarily prepared in situ, a more labor-intensive process. We believe that pre-mixed dry mortar is a high-growth market because of the trend to substitute the mortar prepared in situ with industrialized pre-mix mortar, generating cost savings and productivity gains. We believe we are in a strong position to capture this increasing demand as we are the leading producer with an estimated market share of approximately 40% as of December 31, 2012. We have grown at an average annual rate of 16% since 2009, with 924 thousand tons sold in 2012.

Votomassa, our line for adhesive mortars and grouts, comprises 17 different products, 14 manufactured by us and 3 others by our technological partner Laticrete, a world-wide manufacturer of construction solutions. During the three-month period ended March 31, 2013, we produced 191 thousand tons of adhesive mortars. In 2012 we produced 775 thousand tons of adhesive mortars, representing an annual increase of 10% since 2009. As the second-largest producer in Brazil according to Brazilian Labor Union of Cement Products (Sindicato Nacional da Indústria de Produtos de Cimento—SINAPROCIM), with an estimated market share of nearly 20% as of December 31, 2012, we believe we can increase our market share in the adhesive mortar segment in the coming years by investing in brand awareness and leveraging our current client base.

In addition, according to ABPC we are the leading Brazilian manufacturer of hydrated lime, which is usually sold in bags by retailers. Hydrated lime is made by first burning limestone in kilns to form quick lime (calcium oxide) and then slaking the quick lime with water, forming calcium hydroxide. Hydrated lime is mixed with cement, sand and water to make mortar. We sell our lime in 20 kg bags under the brand “Itaú”.

We also have manufactured and marketed agricultural lime since 1970. Agricultural lime is a soil additive made from crushed limestone, which is used to increase the pH of acidic soil. We are one of the leading players in the segment and have set a benchmark for product quality and customer service. We sell our agricultural lime under the brand “Itaú” in all of Brazil’s main agricultural areas.

We also import and market white cement in Brazil. Except for color, white cement has essentially the same properties as grey cement, so it has a wide variety of applications. In Brazil it is used mainly by industries to make white mortar, concrete artifacts and industrial floors. As it provides a neutral tinting base and consistent color results, white cement is used for decorative and architectural purposes. It is still an incipient niche market with a total volume of 171 thousand tons imported in 2012, but we believe it can grow very rapidly in the next years. In Brazil, white cement sales have grown at an annual rate of 19% since 2008, and we import and sell approximately 12% of the total market volume.

Our Plants

In Brazil, we own 16 cement plants, 11 grinding mills, 110 ready-mix concrete plants, 28 aggregates facilities, one lime unit and eight mortar plants, as well as 27 limestone quarries. In 2012, our cement plants in Brazil had a utilization rate of 90%.

Our quarries are located adjacent to or relatively close to our cement plants. We have certain facilities that are only grinding plants, as certain areas do not benefit from sufficient limestone reserves and it is easier and less expensive to transport clinker than limestone. We also have facilities that are located close to our customer clusters and sources of raw materials such as clinker, which we produce or purchase from third parties, and other additives such as slag, fly ash and pozzolan, allowing us to reduce our freight costs.

We have implemented a production quality system in all of our cement plants that we refer to as the Votorantim Cimentos Production System, or VCPS, for the implementation of best practices in cement production. All of our plants seek to maintain International Organization for Standardization, or ISO, standards for environmental and quality-process compliance.

The following table sets forth information regarding our production facilities in Brazil as of March 31, 2013:

Production Facility	Type of Plant	State	Year Operations Commenced
Brazil (1):
Southeast:
Cantagalo	Cement	Rio de Janeiro	1975/1982
Sepetiba	Grinding	Rio de Janeiro	2010/2011
Volta Redonda	Grinding	Rio de Janeiro	1943
Itaú de Minas	Cement	Minas Gerais	1973/1984/1996
Salto de Pirapora	Cement	São Paulo	1977/2011
Santa Helena	Cement	São Paulo	1970/1977/1986
Cubatão	Grinding	São Paulo	1986
Ribeirão Grande	Cement	São Paulo	1977/1978
South:
Pinheiro Machado	Cement	Rio Grande do Sul	1872/1980
Vidal Ramos	Cement	Santa Catarina	2011
Rio Branco	Cement	Paraná	1976/1983/1984/1995
Itaú do Paraná	Cement	Paraná	1973
Itajaí	Grinding	Santa Catarina	1943
Esteio	Grinding	Rio Grande do Sul	1952
Imbituba	Grinding	Santa Catarina	2011
Center-west:
Sobradinho	Cement	Distrito Federal	1972/1983/1996
Corumbá	Cement	Mato Grosso do Sul	1989
Nobres	Cement	Mato Grosso	1991
Cuiabá	Cement	Mato Grosso	2012
Northeast:
Cearense	Cement	Ceará	1980/1994
Cimesa	Cement	Sergipe	1983/1998/2006
Pecém	Grinding	Ceará	2008
Poty	Grinding	Pernambuco	2011
São Luis	Grinding	Maranhão	2011
North:
Porto Velho	Grinding	Rondônia	2009
Xambioá	Cement	Tocantins	2009
Barcarena	Grinding	Pará	2007

(1)	Does not include production facilities of Mizu and Sirama.

Customers and Distribution Process

We store the cement we produce in silos at our plants in Brazil before it is packaged by automated rotary packers into bags or, in the case of bulk sales, delivered by truck. Once packaged, most of the cement is palletized and shipped to one of our warehouses or directly to the final customer. We have palletization systems in all our cement and grinding plants that pack cement in bags. We own all of our warehouses, which are located throughout Brazil and used exclusively to store cement and mortars.

Our customers take delivery of cement at one of our plants or warehouses, or we deliver the cement to locations that they designate, using mostly third-party trucks that we hire for this purpose. We plan our distribution strategy to deliver the lowest net cost cement to our customers, and we coordinate production at our plants to determine which plant can deliver cement most efficiently to our customers.

In 2010, 2011 and 2012 and the three-month period ended March 31, 2013, we invested R$681.0 million, R$1,332.5 million, R$1,171.3 million and R$213.1 million, respectively, throughout Brazil to increase production capacity by 29.7% from 23.2 million tons as of December 2010 to 30.1 million tons as of March 31, 2013. We are constructing new plants for all of our products and expanding and upgrading existing facilities. Our goal is to continue to move closer to our final customers in order to accompany the growth of cement consumption throughout Brazil.

We use our operational network to promote our brand and products, as well as to ensure that we keep informed of market developments and trends. We believe that our distribution network, quality levels and long-term customer relationships enable us to build strong brand recognition.

The map below presents our distribution centers and transportation network in Brazil:

During the three-month period ended March 31, 2013, we delivered approximately 69% of our cement sold in Brazil in industrial bags to building material retailers, distributors and construction companies, and we delivered the remaining 31% of our cement in bulk to ready-mix concrete companies, to industrial companies that use cement as a raw material and to final consumers. In addition, we sell cement in bulk to companies that manufacture prefabricated concrete elements.

We also sell our cement products for specific infrastructure projects, such as the Santo Antônio, Jirau and Belo Monte hydroelectric plants. We generally enter into long-term supply contracts for these specific projects.

Our payment terms for customers generally require payment within an average of 17 days of the date of sale, and we do not offer vendor financing. We perform credit analyses of potential customers and consider the level of our doubtful accounts receivable to be insignificant.

As a result of the largely retail nature of the Brazilian cement market, we are not dependent on a limited number of large customers. No single customer of ours accounted for more than 5% of our total Brazilian cement sales volume during the three-month period ended March 31, 2013. We served more than 48,000 individual customers during that period, with sales to our largest 20 customers comprising only 20% of our total Brazilian cement sales volume during the three-month period ended March 31, 2013.

Marketing and Branding

Our sales and marketing strategy focuses on building material stores, as most cement in Brazil is purchased in bags by individual customers, with the remainder purchased in bulk. We believe that selling through building material stores allows us to best reach individual retail customers throughout Brazil. This is consistent with how cement is generally sold in other Latin American countries, while in the United States most cement is sold in bulk. We aim to differentiate ourselves through our long history in the market and strong brand recognition, and by providing the best possible service to our customers, including efficient delivery of cement.

We use the following brands of cements in Brazil: Votoran; Itaú; Poty; Tocantins; and Aratu. According to market research on customer loyalty by Ipsos Loyalty (Brazil), approximately 72% of our retail customers in Brazil would strongly recommend our brands.

With respect to our other building materials, we have other products and brands, including Engemix, Matrix, Votomassa, Limes (Cal Hidratada Itaú), Agricultural Inputs, White Cement and Cement Artifacts.

Seasonality

We are subject to seasonality in Brazil as a result of the rainy season in the Northeast region that occurs in July and August, which results in reduced construction and cement consumption. Our sales tend to increase throughout Brazil beginning in September through December.

In the Brazilian market, demand for cement experiences seasonal fluctuations, and certain factors influence cement consumption differently in the short- and long-term. For example, in the long-term, cement consumption is highly influenced by the availability of real-estate financing, disposable income, civil construction costs and government investments in infrastructure and housing developments; whereas in the short term, cement consumption is influenced mainly by disposable income and weather conditions.

Periods of heavy rainfall adversely affect civil construction as a whole, causing stoppages of construction work and, as a result, of concrete pouring. We experience reduced cement consumption principally from January until March as a result of the rainy season in the Southeast of Brazil and, in the Northeast of Brazil, the rainy season and subsequent reduced consumption occurs during the months of May and June.

The effect of income on our sales is mostly observed in the market segment informally referred to as “ant construction” (construção formiguinha), composed mainly of minor renovations and the retail market. This segment is influenced by increased income generally received by individuals at the end of the calendar year (October and November) in the form of an additional 13th monthly salary paid to formal Brazilian employees. In December, consumption is generally reduced due to vacation time granted in the construction industry and individuals spending their disposable income towards tax and education payments.

Investments

We have 38.25%, 51.0%, 25.0% and 51.0% equity interests in four Brazilian cement companies, Sirama, Mizu, Verona and Polimix Cement, respectively, and 25.0% and 27.57% equity interests, respectively, in two ready-mix concrete Brazilian companies, Supermix and Polimix Concrete. Sirama has one cement plant in the south of Brazil, while Cimento Mizu has two cement plants, two grinding mills and one cement mixing plant. Supermix and Polimix have production facilities located throughout Brazil. Although we own 51.0% of the outstanding capital stock of each of Mizu and Polimix Cement, we do not exercise control over this company as a result of our limited rights to influence strategic, operating and finance decisions, and therefore, we account for our interest using the equity method.

On February 3, 2010, we entered into a share exchange agreement with Lafarge whereby we agreed to transfer our activity, business and assets related to the former Cocalzinho, Cipasa and Aratú cement plants in Brazil to Lafarge, as well as 30% of the slag we received in our granulation facility in Santa Cruz from CSA in exchange for a 17.28% equity stake in Cimpor held by Lafarge. We received the Cimpor shares from Lafarge upon execution of the share exchange agreement and subsequently transferred these three cement plants to Lafarge on July 19, 2010. On February 11, 2010, we acquired an additional 26.0 million shares of Cimpor, representing an additional 3.93% equity interest for a purchase price of €154.5 million. As a result of this acquisition, our equity stake in Cimpor increased to a total of 21.21% of its capital stock. On June 25, 2012, we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s net debt. For additional information see “Business—The 2012 Cimpor Asset Exchange.”

On May 11, 2012, Companhia de Cimento Ribeirão Grande, our wholly-owned subsidiary agreed to acquire 100% of the equity interests of PPGP Participações Ltda., for a total purchase price of R$115.2 million to be paid in four installments. Through this acquisition, we acquired certain mineral rights and fixed assets in the State of São Paulo.

Competition

As cement is relatively expensive to transport, competition is essentially regional. Several large multinational cement companies, including Holcim and Lafarge, have operations in Brazil. We also compete with domestic producers such as InterCement, Nassau and Ciplan. Multinational companies have entered the market primarily by purchasing existing Brazilian cement producers, rather than by building new production capacity. The increase in demand for cement has resulted in announcements by a growing number of our competitors of plans to expand their production capacity.

Traditionally, cement imports have not been material in the Brazilian market. Cement exports accounted for approximately 0.04% of Brazil sales in 2012, according to the SNIC. The relatively small import and export markets for cement are primarily the result of high transportation costs, a general lack of infrastructure in Brazilian ports for loading and unloading cement, and the distinctly regional nature of Brazil’s cement market, according to the same report. In 2012, we accounted for approximately 35.2% of total Brazilian Portland cement production, while our next-largest competitor, Cimento Nassau (Grupo João Santos), accounted for approximately 10.5% as of August 31, 2012, according to the SNIC.

Our Operations in North America

Overview

In North America we sell cement, ready-mix concrete and aggregates through five entities in which we hold equity interests, as described in further detail below: St Marys Cement Inc., or St Marys; Suwannee; Prestige; Superior Material Holdings, LLC, or Superior; and Prairie. As also described below, we market our cement, ready-mix concrete and aggregates using the Prairie, FiberMax, Redi-Fill, Pure Color, Prairie RCC and Prairie Aggregates brands. In all, our operations in North America represented 18.7% and 9.8% of our total annual revenue during the year ended December 31, 2012 and the three-month period ended March 31, 2013.

We began production of ready-mix concrete in North America in 2001, through St Marys in Canada. We also sell aggregates for road base, asphalt manufacturing and other construction applications through St Marys in Canada and Prairie in the Great Lakes region of the United States. In 2003, we acquired Suwannee in a 50/50 joint venture with the Anderson Group, and entered the Florida market, then one of the most attractive markets for cement and ready-mix concrete in North America. We later acquired new cement factories, ready-mix concrete plants, aggregate units, and distribution terminals in the Great Lakes region and in Florida. In 2008, we also acquired Prairie, one of the leading ready-mix concrete and aggregate producers in the U.S. Midwest with a presence in Illinois, Indiana, Michigan and Wisconsin in the Great Lakes region. In addition, in 2010, VCNA entered into a joint venture agreement with Edw. C. Levy Co. with respect to Superior, a Michigan-based ready-mix and building materials company.

As of March 31, 2013, we had a market share of approximately 27.0% in the Great Lakes region and approximately 8.7% in the State of Florida through our joint venture, according to USGS and The Canada Cement Association in Ontario. We operate two cement plants in Canada (St Marys and Bowmanville, both in the province of Ontario) and three cement plants (Charlevoix, Michigan; Dixon, Illinois; and Suwannee, Florida (through a 50/50 joint venture)) and two grinding mills (Detroit, Michigan and Badger of Milwaukee, Wisconsin) in the United States. In 2012, our cement plants in North America had a utilization rate of 70%. Preliminary cement consumption data from 2012 indicates that cement consumption rose 14.8% in Florida and 6.9% in the Great Lakes region, according to USGS. Consumption in Florida is anticipated to rise an additional 18.9% in 2013, according to PCA.

The map below sets forth our annual installed cement production capacity and market share for North America:

(1)	Includes 100% of the annual installed capacity of Suwannee, which was not consolidated as of March 31, 2013.
(2)	As of March 31, 2013.
(3)	As of March 31, 2013 and according to USGS and The Canada Cement Association in Ontario.

The table below sets forth our financial and operational information for North America for the periods indicated:

North America	As of and for the Three-Month Period Ended March 31,		As of and for the Year Ended December 31,
	2013(1)	2012(1)	2012(2)	2011(2)	2010(2)
Sales volume:
Cement (in thousands of tons)	425	466	4,009	3,621	3,581
Aggregates (in thousands of tons)	1,061	1,348	11,323	10,370	11,377
Ready-mix concrete (in thousands of cubic meters)	411	434	3,923	3,984	4,151
Annual installed capacity:
Great Lakes (in thousands of tons)	5,174	5,174	5,174	5,174	5,174
Florida (in thousands of tons) (2)	—	—	420	420	420
Revenues (in millions of reais)	243.9	210.2	1,776.6	1,448.0	1,509.0
Adjusted EBITDA (in millions of reais) (3)	(35.1)	(44.1)	295.6	201.9	263.4
Adjusted EBITDA margin (4)	(14.4)%	(21.0)%	16.6%	13.9%	17.5%

(1)	Effective as of January 1, 2013, we ceased to proportionally consolidate the results from our 50/50 joint ventures in North America. Therefore, our information as of and for the three-month periods ended March 31, 2013 and 2012 does not include the financial or operational information of our 50/50 joint ventures in North America.
(2)	Includes the proportional share of the operational data, sales volumes and results of operations of our 50/50 joint ventures in North America (based upon our equity participation in these companies).
(3)	We define EBITDA before results of investees as net income plus/minus net financial income (expense) plus/minus income tax and social contribution plus depreciation, amortization and depletion plus/minus equity in results of investees. We define Adjusted EBITDA as EBITDA before results of investees minus/plus certain non-cash transactions considered by our management as exceptional, impairment of goodwill and dividends received. The non-cash items considered as exceptional by our management generally relate to gains/losses on acquisitions, disposals or exchange of assets and/or related impairment. For a calculation of EBITDA before results of investees and Adjusted EBITDA and a reconciliation of EBITDA before results of investees and Adjusted EBITDA to the most directly comparable IFRS financial measure, see “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.”
(4)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenues.

Great Lakes

Our Products

St Marys manufactures a variety of cement for different purposes: normal; high-early strength; low-heat hydration; and sulfate-resisting, as well as other supplementary products, in bulk and as bagged cement.

Since its founding in 1912 in St. Marys, Ontario, St Marys Cement has been a major producer of cement materials in the Great Lakes Region. With six plants strategically located to serve Canadian and U.S. customers and a production capacity of over five million metric tons, St Marys Cement participated in such landmark projects as the CN Tower, Roy Thompson Hall, Maple Leaf Gardens and the Darlington Nuclear Station, as well as countless other engineering, civic and residential projects that significantly contributed to the growth and prosperity of the region.

Established principally in the province of Ontario, Canada, with its headquarters in Toronto, St Marys is the building materials division of St Marys Cement. St Marys has more than 450 ready-mix concrete trucks operating out of 40 ready-mix concrete plants. St Marys, with twelve sand and gravel operations and quarries, is also a major aggregate producer, competing in the Southern Ontario market which consumes over 140 million tons of aggregates material annually.

Prairie is another company in our building material divisions in North America. Owners, designers and builders rely on Prairie for innovative and reliable ready-mix concrete products. Although our custom mixes are designed to meet very specific applications, many of them fall into the following categories: (1) flowing and self-consolidating concrete, a highly workable concrete mixture that can be placed in restricted structural elements compacting by means of its own weight without vibration; (2) structural lightweight concrete, a concrete for structural applications with a density of 90-115 lb/ft³ compared to normal weight concrete of 140 to 150 lb/ft³ made with special lightweight coarse and fine aggregates and air-entrained; (3) FiberMax, a concrete that minimizes shrinkage and cracking during the early and settlement stages and offers extra support for the coarse aggregates in every cubic inch of placed concrete; and (4) aggregates and decorative materials, such as clear limestone, flagstone and boulders from our own quarries and pits in Illinois and Indiana.

Superior, our joint venture with Edw. C. Levy Co., is a ready-mix concrete supplier with production facilities located in Michigan.

Our Plants

Our Great Lakes business includes four cement plants, two grinding mills, 140 ready-mix concrete plants and 34 aggregates facilities. Set forth below is information regarding our plants in the Great Lakes:

Great Lakes Production Facility	Type of Plant	State / Province	Year Operations Commenced
Canada:
Bowmanville	Cement	Ontario	1968/1991
St Marys	Cement	Ontario	1912/1977
United States:
Detroit	Grinding	Michigan	1977/1991
Badger	Grinding	Wisconsin	2001
Charlevoix	Cement	Michigan	1996
Dixon-Marquette	Cement	Illinois	1955/1965

In addition, our Bowmanville, St. Marys, Detroit and Charlevoix plants have been awarded ISO 14001 certifications for their environmental protection programs. Our Detroit plant has also been awarded the British Standards Institution occupational health and safety assessment series, or OHSAS, 18001 standard system certification for its safety and occupational health program.

Customers and Distribution Process

We distribute our products through a sophisticated network of terminals throughout the Great Lakes region, which are serviced by barge, rail and truck.

In the Great Lakes region, we serve the U.S. States of Wisconsin, Illinois, Indiana, Michigan, Ohio and New York, in the United States, and the province of Ontario, in Canada. During the three-month period ended March 31, 2013, we sold approximately 70% of our cement in the Great Lakes region to ready-mix concrete companies in bulk. Our top 10 customers accounted for approximately 22% of total Great Lakes sales in 2012. In addition, we sell cement in bulk to companies that manufacture prefabricated concrete elements and construction companies.

Our payment terms for sales generally require payment within approximately 66 days from the date of sale. We do not offer vendor financing. We perform credit analyses of potential customers and consider the level of our doubtful receivables to be insignificant.

Seasonality

Almost all of our products are produced and consumed outdoors. Seasonal changes and other weather-related conditions, especially during winter, can affect the production and sales volumes of our products. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the full year.

Marketing and Branding

Our main cement, ready-mix concrete and aggregates brands in North America include Prairie, FiberMax, Pure Color, Prairie RCC and Prairie Aggregates.

Our strategy with respect to sales and marketing in the Great Lakes region of North America is to focus on quality and services and on targeting higher margin accounts.

Competition

Large multinational cement companies, including Holcim, Lafarge, and ESSROC Italcementi Group, are our major cement competitors in the Great Lakes region.

Traditionally, cement imports to the Great Lakes region have not been significant. Importers face a barrier to entry that requires barging the finished product through the St. Lawrence Seaway system of lakes and locks, a system that shuts down for three months each winter. In addition, this system does not accommodate ocean-going vessels, requiring any importer to offload in Quebec City into smaller-sized vessels. We believe that these limitations effectively preclude importers from becoming a significant competitive factor in the Great Lakes region.

Florida region

Overview

We conduct our cement operations in Florida through Suwannee, a 50/50 joint venture with Anderson Columbia Company, Inc. Suwannee sells the vast majority of its cement production in the State of Florida and the remainder in Southern Georgia. In addition, we own 100% of Prestige, in Florida.

Our Products

Suwannee’s cement products consist of Type I cement and one specialty cement.

Prestige has 30 fixed ready-mix and block locations, providing high-quality concrete for projects in North and Central Florida, Southern Georgia, and Greensboro and Winston-Salem, North Carolina. Prestige also has 14 gunite locations, with crews in Texas, California and North Carolina. Prestige’s ready-mix concrete division offers a broad line of products ranging from lightweight concrete for design flexibility to high early strength concrete for fast track construction. Prestige carries a full line of additives and admixtures including structural fibers, fly ash, silica fume, water reducers and retarding/accelerating agents, among others. Prestige’s ready-mix concrete division also provides a full line of building materials for the concrete construction contractor, including wire mesh, masonry cement, grouts and expansion joints.

Prestige’s ready-mix concrete block division produces lightweight blocks. Through Prestige, we own a state-of-the-art plant at Groveland, Florida that consistently manufactures blocks that meet or exceed all ASTM International (formerly the American Society for Testing and Materials) standards for strength, size and weight.

Plants

Our Florida region business includes one cement plant, 27 ready-mix concrete plants, 3 block locations and 14 gunite locations.

Florida Production Facility	Type of Plant	State	Year Operations Commenced
Suwannee (1)	Cement	Florida	2003

(1)	Through our joint venture in Florida.

The Suwannee cement plant has been awarded the ISO 14001 certification for its environmental protection programs. In addition, the Suwannee cement plant has been awarded the OHSAS 18001 standard system certification for its safety and occupational health program.

Customers and Distribution Process

Suwannee sold approximately 95% of its production in the State of Florida in during the three-month period ended March 31, 2013 and the remainder in Southern Georgia, and distributes this production by rail. Suwannee’s cement sales are predominantly made in bulk, with approximately 49% of sales to ready-mix concrete producers and the remainder to concrete pre-cast and specialty producers during the three-month period ended March 31, 2013.

When it began operations, Suwannee sold 180 thousand short tons of cement annually. In 2004, the initial sales forecast was for 400 thousand short tons, but actual sales for the year were more than double that amount. Since then, annual production has consistently met and exceeded Suwannee’s customers’ requirements. With a total capacity of almost one million short tons, Suwannee continues to set the standards for quality, safety, health and environmental compliance in the markets it serves. We believe that there are opportunities for growth as Suwannee plans to expand into new markets in the near future to better service the demanding needs of its customers.

During the three-month period ended March 31, 2013, Prestige sold approximately 87% of its production in Florida, 8% in North Carolina, 4% in California and 2% in Texas. It distributes its production primarily by and truck.

Since we acquired Prestige in October 2007, although ready-mix concrete consumption in Florida has decreased by approximately 52%, Prestige has maintained a market share of approximately 4.0%.

Our payment terms for sales customarily required payment within approximately 30 days, but this has been extended to approximately 50 days. We believe we have sufficient reserves set aside for doubtful accounts.

Seasonality

We believe there is no seasonality for cement sales in Florida.

Marketing and Branding

In Florida, we market our ready-mix concrete, concrete block and shotcrete/gunite products using the Prestige brand.

Competition

Suwannee’s and Prestige’s main competitors in the State of Florida are Titan America LLC, Cemex USA, Vulcan Materials Company, HeidelbergCement and Cement Roadstone Holdings (CRH) in the cement market, and Lafarge in the slag market. In addition, HeidelbergCement produces cement elsewhere to sell in the Florida market.

Other than the producers mentioned above, we do not expect new entrants into the State of Florida cement market given the current excess supply in the state, which we do not expect to be balanced with market demand until at least 2020.

Our Operations in South America (excluding Brazil)

Overview

In South America (excluding Brazil) we sell cement, ready-mix concrete and limestone through five entities, as described in further detail below: Bío Bío in Chile; Avellaneda in Argentina; Artigas in Uruguay; Itacamba in Bolivia; and Cementos Portland S.A. in Peru. As also described below, Bío Bío markets its cement products in Chile using the Cemento Bío Bío, Cement Inacesa, Ready mix and Tecnomix brands; Itacamba markets its cement in Bolivia using the Cemento Camba brand; and Avellaneda and Artigas market their cement in Argentina and Uruguay, respectively, using the Cemento Avellaneda, Hormigones Avellaneda, Cemento Artigas, Cemento Ideal and Hormigones Artigas brands. In all, our operations in South America (excluding Brazil) represented less than 1.0% of our total annual revenue in 2012.

Our equity interests in each of the companies discussed above are set forth as follows:

Company	Equity Interest (%)	Jurisdiction
Bío Bío (1)	16.70	Chile
Avellaneda (2)	49.00	Argentina
Artigas (3)	51.00	Uruguay
Itacamba	66.71	Bolivia
Cementos Portland S.A.	33.97	Peru

(1)	As of March 31, 2013, we held a 15.15% equity interest in Bío Bío. On April 18, 2013 we acquired an additional 1.549% equity participation in Bío Bío in a transaction on the Santiago Stock Exchange, and as a result, as of the date of this prospectus, we hold a 16.70% equity interest in Bío Bío.
(2)	As of March 31, 2013, we owned a 10.61% equity interest and Votorantim Andina S.A., a subsidiary of VID, owned a 38.39% equity interest in Avellaneda. On April 3, 2013, we acquired VID’s indirect equity interest in Avellaneda and as a result, as of the date of this prospectus, we currently own a 49.0% equity interest in Avellaneda.
(3)	As of March 31, 2013, we owned 12.61% equity interest and Votorantim Andina S.A., a subsidiary of VID, owned a 38.39% equity interest in Artigas. On April 3, 2013, we acquired VID’s indirect equity interest in Artigas and as a result, as of the date of this prospectus, we currently own a 51.0% equity interest in Artigas.

In addition, we own a limestone quarry in Peru as a result of the 2012 Cimpor asset exchange.

The map below sets forth our annual installed cement production capacity and market share for South America (excluding Brazil):

(1)	As a result of the 2012 Cimpor asset exchange, we own a limestone quarry in Peru.
(2)	As of March 31, 2013, we owned a 15.15% equity interest in Bío Bío, a Chilean cement company with a current annual installed cement production capacity of 2.2 million tons. On April 18, 2013 we acquired an additional 1.549% equity participation in Bío Bío in a transaction on the Santiago Stock Exchange, and as a result, as of the date of this prospectus, we hold a 16.70% equity interest in Bío Bío.
(3)	As of March 31, 2013, together with a subsidiary of our controlling shareholder, VID, we owned a 51.0% indirect equity interest in Artigas, an Uruguayan cement company with a current annual installed cement production capacity of 0.5 million tons. Our indirect equity interest in Artigas as of March 31, 2013 was 12.61%, and accordingly, we accounted for our investment in Artigas using the equity method. On April 3, 2013, Votorantim Andina S.A., a subsidiary of VID, transferred its equity interest in Artigas to us and as a result, we currently own a 51.0% equity interest in Artigas.
(4)	Not available.
(5)	As of March 31, 2013, together with a subsidiary of our controlling shareholder, VID, we owned a 49.0% indirect equity interest in Avellaneda, an Argentinean cement company with a current annual installed cement production capacity of 2.8 million tons. Our indirect equity interest in Avellaneda as of March 31, 2013 was 10.61%, and accordingly, we accounted for our investment in Avellaneda using the equity method. On April 3, 2013, Votorantim Andina S.A., a subsidiary of VID, transferred its equity interest in Avellaneda to us and as a result, we currently own a 49.0% equity interest in Avellaneda.
(6)	Annual installed cement production capacity is presented as of March 31, 2013. Our total annual installed cement production capacity in South America (excluding Brazil) only includes the installed cement production capacity of Itacamba in Bolivia and Artigas in Uruguay.
(7)	Market share data is presented as of March 31, 2013 for Argentina and as of December 31, 2012 for Chile and Bolivia, and is based on data from the Argentine Portland Cement Manufacturers’ Association (Asociación de Fabricantes de Cemento Portland) (Argentina), the Bolivian Cement and Concrete Institute (IBCH - Instituto Boliviano del Cemento y el Hormigón) (Bolivia) and the Chilean Cement and Concrete Institute (ICH - Instituto del Cemento y del Hormigón de Chile) (Chile).

The table below sets forth our operational information for South America (excluding Brazil) for the periods indicated:

South America (excluding Brazil)	As of and for the Three-Month Period Ended December 31,		As of and for the Year Ended December 31,
	2013	2012	2012	2011	2010
Sales volume (consolidated):
Cement (in thousands of tons)	1,179	1,148	4,408	4,588	3,973
Ready-mix concrete (in thousands of cubic meters)	840	896	3,353	3,136	2,556

Annual installed cement capacity (in thousands of tons):
Argentina	2,805	2,805	2,805	2,805	2,805
Bolivia	200	200	200	200	200
Chile	2,245	2,245	2,245	2,245	2,245
Uruguay	517	517	517	517	517

Our Investments

In April 2008, we completed the acquisition of a 15.2% equity interest in Bío Bío, one of the leading players in the cement, ready-mix concrete and ceramics industries in South America, through a series of transactions effected on the Santiago Stock Exchange. Bío Bío has operations in Chile. On April 18, 2013, we acquired an additional 1.549% equity interest in Bío Bío in a transaction on the Santiago Stock Exchange for a purchase price of 2,742.7 million Chilean pesos (equivalent to R$11.6 million using the exchange rate applicable as of April 18, 2013 of R$0.0042 per $1.00 Chilean peso).

On November 24, 2010, we and Bradesplan Participações Ltda., or Bradesplan, signed a share purchase agreement whereby Bradesplan transferred to us 54 registered common shares without par value of VILA, representing 6.55% of its voting capital, for total cash consideration of R$416.3 million. Subsequently, on November 30, 2010 we acquired an additional interest in VILA of 8.74% through a share issuance by VILA. In exchange for these additional shares, we cancelled a receivable that we held against VILA in the amount of R$285.9 million. The carrying amount of this receivable was equal to its fair value at the date of the exchange. Through these combined acquisitions, we now hold a 15.27% interest in VILA. We intend to transfer our 15.27% equity interest in VILA to VID during the second half of 2013.

On November 15, 2010, we acquired a minority equity interest in Cementos Portland S.A., or Cementos Portland, a newly formed joint venture with Bío Bío, IPSA – Inversiones Portland S.A., or IPSA, a Peruvian cement company, and World Cement Group SL, or World Cement Group, a Spanish cement company. The ownership structure of Cementos Portland is as follows: VCSA (29.5%), Bío Bío (29.5%), IPSA (20.5%) and World Cement Group (20.5%).

On December 27, 2012, we acquired from Cementos Molins S.A., or Molins, a 10.61% equity interest in Avellaneda, in Argentina, and a 12.61% equity interest in Artigas, in Uruguay. VID currently owns a 38.39% equity interest in each of Avellaneda and Artigas. As of December 31, 2012, Avellaneda and Artigas had an annual installed cement production capacity of 2.8 million tons and 0.5 million tons, respectively. On January 21, 2013, we paid to Molins U.S.$60 million related to post-closing adjustments for our acquisition of the Avellaneda equity interest and U.S.$25 million for our acquisition of the Artigas equity interest.

On April 3, 2013, our subsidiary Votorantim Europe, S.L.U. entered into a share purchase agreement with Votorantim Andina S.A., a subsidiary of VID, pursuant to which we purchased 374,090,472 shares of Artigas, representing 38.39% of the capital stock of this company and 25,306,594 class B shares of Avellaneda, representing 38.39% of the capital stock of this company, for an aggregate purchase price of €154.6 million (equivalent to R$402.0 million using the exchange rate applicable as of April 3, 2013 of R$2.6001 per €1.00). As a result, we currently own a 51.0% equity interest in Artigas and a 49.0% equity interest in Avellaneda.

Our Plants

Our business in South America (excluding Brazil) includes five cement plants, three grinding mills, 65 ready-mix concrete plants, 18 aggregates facilities, one mortar plant, one clinker plant, three lime units and one limestone quarry. Set forth below is information regarding our plants in South America (excluding Brazil):

Production Facility	Type of Plant	Region	Year Operations Commenced
Chile:
San Antonio	Grinding	Valparaíso	2012
Antofagasta	Cement	Antofagasta	1975
Curicó	Cement	Maule	1998
Talcahuano	Cement	Bío Bío	1961
Argentina:
Olivarría	Cement	Buenos Aires	1919
San Luis	Cement	Cuyo	1990
Uruguay:
Sayago	Grinding	Montevideo	1996
Bolivia:
Itacamba	Grinding	Santa Cruz	1997

Each of the plants in Chile, Argentina, Uruguay and Bolivia has been awarded ISO 14001 certification for its environmental protection programs. In addition, each of the plants in Argentina, Uruguay and Bolivia has been awarded ISO 9000 certification.

Customers and Distribution Process

Avellaneda operates two integrated plants in Argentina – Olavarría and San Luis – with the former located near Buenos Aires, the company’s most relevant market, and the latter in the western region of Cuyo, in the province of San Luis. Avellaneda sells the majority of its product in the Buenos Aires region, with additional sales in Cuyo and a small amount exported to Paraguay. It distributes its production primarily by truck.

Artigas has two different plants in Uruguay – Minas and Sayago. Artigas produces clinker at the Minas plant and then transports it to Sayago, a cement-grinding plant located near Montevideo with an annual capacity of approximately 500 thousand tons. As one of only two clinker producers in Uruguay, Artigas is a significant market player. Artigas produces cement, masonry cement and adhesive. At the same time, it sold in 2012 part of its clinker production to the other Uruguayan cement company ANCAP. The company sells most of its cement through distributors or its ready-mix concrete company. Artigas’ most important ready-mix concrete client is Montes del Plata, a cellulose plant being built in Uruguay. In 2012 and the three-month period ended March 31, 2013, Artigas sold approximately 80,000 and 11,140 cubic meters, respectively, to Montes del Plata.

Bío Bío has four plants distributed throughout Chile. In the Central region Bío Bío has one grinding mill, San Antonio, and one integrated plant. In the North and South regions, both plants are integrated. In addition, Bío Bío has 56 ready-mix concrete plants and 17 aggregates facilities. In general, Chile has a very industrialized construction sector that leaves less space for retail businesses than in other South American countries such as Brazil. Most cement is sold to ready-mix companies and is distributed by truck, and Bío Bío holds a relevant share of this market. In the North region, demand for cement and ready-mix concrete is driven by important infrastructure projects, specifically mining projects in the desert regions. In addition to cement and ready-mix concrete, Bío Bío produces lime through Bío Bío Cales, which is sold mainly to industrial clients and generates a significant part of the company’s revenues.

Itacamba operates one grinding mill in Bolivia, which is located in Santa Cruz. It distributes its production primarily to the Santa Cruz market, with 80% of its total sales sold in bags to the retail market.

Seasonality

Avellaneda and Artigas are subject to seasonality as a result of the rainy seasons in Buenos Aires and Montevideo, respectively, which results in reduced construction and cement consumption. Their sales tend to decrease slightly in these markets during the summer months from November to March.

Bío Bío in Chile is subject to seasonality as a result of the rainy season in the Central Region, which results in reduced construction and cement consumption in the Chilean market as a whole. Sales generally tend to decrease slightly from June to September

Itacamba is subject to seasonality in Bolivia as a result of a rainy season in the first half of the year. Its sales tend to increase slightly in the second half.

Marketing and Branding

In Argentina and Uruguay, Avellaneda and Artigas market their cement and ready-mix concrete using the Cemento Avellaneda, Hormigones Avellaneda, Cemento Artigas, Cemento Ideal and Hormigones Artigas brands.

In Chile, Bío Bío markets its cement and ready-mix concrete using the Cemento Bío Bío, Cemento Inacesa, Ready mix and Tecnomix brands.

In Bolivia, Itacamba markets its cement using the Cemento Camba brand.

Competition

Our primary competitors in the Argentine cement market are InterCement and Holcim, which together with Avellaneda represent approximately 95% of the country’s installed cement production capacity, according to the Global Cement Report.

Our primary competitors in the Chilean cement market are Melón and Polpaico, which together with Bío Bío represent approximately 90% of the country’s installed cement production capacity, according to the ICH.

Our primary competitors in the Bolivian cement market are Soboce, Fancesa and Coboce.

Our primary competitor in the Uruguayan market is the state-owned entity ANCAP.

Our Operations in Europe, Asia and Africa

Overview

In Europe, Asia and Africa we produce and sell cement, ready-mix concrete, aggregates, mortars and other building materials through various entities, as described in further detail below. In Spain we operate mainly through Cementos Cosmos S.A., Cementos Teíde S.L.U. (formerly known as Cimpor Canarias, S.L.), or Cementos Teíde, and Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A., and we market our cement using the brands Cementos Cosmos, Cementos de Andalucía and Cementos Teíde, our concrete using the brand Cimpor Hormigón, our aggregates using the brand Cimpor Áridos, and our mortars using the brand Pulmor. In Morocco we operate mainly through Cementos Asment EAA and market our cement using the brand Asment Temara, our concrete using the brand Betocim, and our aggregates using the brand Grabemaro. In Tunisia, we operate mainly through two entities – Societe des Ciments de Jbel Oust and Terminal Cementier Gabes, and market our cement using the brand Ciments Jbel Oust. In Turkey, we operate mainly through Çimento Sanayi and Yibitas Yozgat Isci Birligi Insaat Malzemeleri Ticaret ve Sanayl A.Ş., and market our cement using the brand Cimpower. In India, we operate mainly through Shree Digvijay Cement Company Limited and market our cement using the Kamal brand.

In China, we own cement production assets mainly through Cimpor Macau, though we do not intend to continue our operations in the country and have implemented plan to dispose of this business in 2013.

The process for our acquisition of our subsidiaries in Europe, Asia and Africa began on June 25, 2012, when we entered into an exchange agreement with Camargo Corrêa Luxembourg and InterCement Austria, in which we agreed to exchange our 21.21% equity interest in Cimpor in return for Cimpor’s subsidiaries, including its cement production assets, in Spain, Morocco, Tunisia, Turkey, India and China, and its subsidiary, including a quarry, in Peru, and 21.21% of Cimpor’s consolidated net debt. On December 21, 2012, we concluded this transaction, resulting in an increase in our total annual installed cement production capacity of 16.3 million tons. As a result of certain post-closing adjustments, we paid €57.0 million to InterCement Austria on January 21, 2013.

As a result of the 2012 Cimpor asset exchange, we operate 13 cement plants, one clinker plant, eight grinding mills, 78 ready-mix concrete plants, 22 aggregates facilities, five mortar plants and one hydrated lime plant.

The map below sets forth our annual installed cement production capacity and market share for Europe, Asia and Africa:

(1)	We own a 50.0% equity interest in Cimpor’s Chinese cement production assets with a current annual installed cement production capacity of 6.0 million tons. Our assets related to our business in China are classified as “held for sale” in our unaudited consolidated interim financial information. As of the date of this prospectus, we hold an 80.0% equity interest in Cimpor Macau in China. See “Summary—Recent Developments.”
(2)	Annual installed cement production capacity is presented as of March 31, 2013.
(3)	Market share data is presented as of March 31, 2013 and is based on data from the Oficemen (Spain), TCMB (Turkey), CMA (India), China Economic Information Network (China), APCM (Morocco) and CNPC (Tunisia).

The table below sets forth our operational information for Europe, Asia and Africa for the periods indicated:

Europe, Asia and Africa (1)	As of and for the Three- Month Period Ended March 31, 2013	As of and for the Year Ended December 31, 2012
Sales volume (in thousands of tons):
Cement and clinker	2,248	10,189
Annual installed capacity (in thousands of tons):
Spain	3,215	3,215
Morocco	1,239	1,239
Tunisia	1,750	1,750
Turkey	3,028	3,028
India	1,154	1,154
China	5,962	5,962

(1)	We began consolidating this information only as of December 31, 2012.

Our Plants

Our business in Europe, Asia and Africa includes 13 cement plants, eight grinding mills, 78 ready-mix concrete plants, 22 aggregates facilities, five mortar plants, one clinker plant, one hydrated limestone unit and 13 limestone quarries. Set forth below is information regarding our plants in Europe, Asia and Africa:

Production Facility	Type of Plant	Region	Year Operations Commenced
Spain:
Oural (Lugo)	Cement	Galicia	1962
Toral (Ponferrada)	Cement	Galicia	1974
Cordoba	Cement	Andalusia	1965
Niebla	Cement	Andalusia	1967
Huelva	Grinding	Huelva	1999
Narón	Grinding	Narón	2003
Tenerife	Grinding	Canary Islands	1969
Bobadilla	Grinding	Andalusia	2001
Morocco:
Asment du Témara	Cement	Témara	1979
Tunisia:
Jbel Oust	Cement	Jebel Oust	1985
Turkey:
Hasanoglan	Cement	Anatolia	1992
Çorum	Cement	Black Sea	1958
Sivas	Cement	Anatolia	1943
Yozgat	Cement	Anatolia	1978
Samsun	Grinding	Black Sea	1995
Nevsehir	Grinding	Anatolia	1993
India:
Jamnagar	Cement	Gujarat	1956
China:
Zaozhuang	Cement	Shandong	2010
Shandong	Cement	Shandong	2003
Suzhou	Grinding	Jiangsu	1994
Huaian	Grinding	Jiangsu	2009

Other than our Huelva plant which closed, each of our plants in Europe, Asia and Africa has been awarded ISO 14001 certification for its environmental protection programs.

Spain

We operate two plants in Galicia, Oural (Lugo) and Toral (Ponferrada), and two plants in Andalusia, Cordoba and Niebla, with a total annual installed capacity of 3.2 million tons as of March 31, 2013. Our Spanish operations also include a grinding mill in Huelva, as well as a grinding mill in Narón and two grinding mills and eight terminals in the Canary Islands.

Approximately 79% of our sales in Spain corresponded to bulk cement and 21% to bag cement, in terms of volume during the three-month period ended March 31, 2013. Bulk cement is mainly used to produce ready-mix concrete and in infrastructure projects, while 25kg bagged cement is used mainly for retail. We mainly distribute the cement by truck or, if a small quantity, by train. We have eight distribution centers in the north of Spain, all of them supplied by railway, where we sell bag and bulk cement.

We are subject to seasonality in Spain. December is usually the month that registers the lowest sales volumes due to several holidays (only 18-19 working days) falling within the month. On the other hand, in the summer months, sales volumes tend to increase due to good weather.

The Spanish cement market is relatively consolidated with approximately 80% of the installed cement production capacity in Spain owned by six companies, according to the Global Cement Report, five of which, including our company, are controlled by multinational cement groups (Cemex, Lafarge, Holcim and Italcementi).

We market our cement in Spain using the brands “Cementos Cosmos” in the North, “Cementos de Andalucía” in the South, and “Cementos Teíde” in Canarias. Our concrete in Spain is marketed using the brand “Cimpor Hormigón” and our aggregates are marketed as “Cimpor Áridos”. Our mortars are marketed under the brand “Pulmor”. We expect to begin using different brands to market our products in Spain within the next six months.

We believe market conditions in Spain will remain challenging and we expect an additional drop in the market before the economic crisis reaches its lowest point. We expect the Spanish economy to begin to recover in the mid-to long-term, and in the meantime we are taking important steps based on our successful turnaround experience. We intend to reorganize and streamline our operations in Spain to make them profitable. Specifically, we plan to implement several initiatives based on our best practices, which we have already implemented across many countries in which we operate, including renegotiations of credit lines, headcount reduction, improved operating stability, enhanced marketing initiatives and logistics, and use of alternative fuels, among others. With anticipate that these measures will help us to overcome current adverse circumstances and restore our profitability.

Morocco

Morocco is one of the cement markets with the most significant historical increase in demand among our European, Asian and African operations. We operate one plant in Témara with an annual installed cement capacity of 1.2 million tons.

We are the fourth-largest cement company in Morocco, according to the Global Cement Report, with a 7.5% market share as of March 31, 2013, according to the APCM. We are the market leader in the region of Rabat, with a local market participation of 70%. Our competitors in Morocco include major international companies such as Lafarge, Holcim and Italcementi.

Approximately 19% of our sales in Morocco corresponded to bulk cement and 81% to bagged cement, in terms of volume during the three-month period ended March 31, 2013. Bulk cement is used mainly for production of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. We distribute the cement by truck directly from the plant to the customer.

We are subject to seasonality in Morocco as a result of two factors: religious feasts during the year, which usually stops construction activity and heavy rains in the winter.

In Morocco, we market our cement under the brand “Asment Temara,” concrete under the brand “Betocim,” and aggregates under the brand “Grabemaro.”

Tunisia

We operate one plant in Jbel Oust, which has an annual production capacity of 1.7 million tons of cement and hydraulic lime.

We are the second-largest cement producer in Tunisia with a market share of approximately 23.6% as of March 31, 2013, according to CNPC. In Tunisia, the cement industry is fairly consolidated, with the top four producers accounting for approximately 80% of production. Our competitors in Tunisia include Cementos Portland Valderrivas through its subsidiary Enfidha, the country’s leader; Secil, a Portuguese producer operating Gabés; Colacem, an Italian company operating CAT; and two state-owned companies, Bizerte and Ciments d’Oum Kelli.

Tunisia has historically been a quality market from both growth and profitability standpoints. Tunisia is ideally positioned to export to Libya, in particular to serve the Tripoli market, the country’s largest.

Approximately 10% of our sales in Tunisia corresponded to bulk cement and 90% to bagged cement, in terms of volume during the three-month period ended March 31, 2013. Bulk cement is mainly used for production of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail inside Tunisia, with small quantities exported to Algeria and Libya by truck. Our distribution is made only by truck directly from the plant to the customer.

We are subject to seasonality in Tunisia as average sales levels usually go down during the Holy Month (Ramadan), which is not a fixed period of the year, and the rainy season of December and January. The best sales periods are the summer months and the month that follows Ramadan, as people resume their day-to-day activities.

In Tunisia, we market our cement under the brand “Ciments Jbel Oust,” which was created in 1978 in the Tunis region.

Turkey

We operate in Turkey mainly through our equity participations in Çimento Sanayi and Yibitas Yozgat, AS. We have 3.0 million tons of annual cement production capacity and operate in the regions of Central and East Anatolia and in the Black Sea. We have four cement plants: Hasanoglan, Çorum, Sivas, and Yozgat. We also operate two grinding mills in Samsun and in Nevsehir.

From a market standpoint, we focus on Central and East Anatolia as well as on the Black Sea markets. Their attractive characteristics include, among others, distance to major ports and generally greater price resilience than on the Mediterranean coast.

Turkey’s cement sector has been posting robust results over the last two years. According to the TCMA, the country produced approximately 64 million tons of cement and clinker in 2012, of which approximately 54 million tons of cement were sold domestically. The private housing segment was expected to account for approximately 52% of total local demand, in 2012, followed by the commercial segment with 11%, according to the TCMA.

We are the eighth-largest cement company in Turkey, according to the Global Cement Report, with a 3.8% market share as of March 31, 2013, according to TCMA. The market is highly fragmented and composed of both local and foreign players. The market leader is Akçansa, a joint venture between HeidelbergCement and the Turkish industrial group Sabanci, followed by Oyak, the armed forces pension fund, with a market share of 18%, and a local industry conglomerate Limak Holding, which has a 10.3 million tons per annum cement production capacity, according to the TCMB.

Approximately 83% of our sales in Turkey corresponded to bagged cement and 17% to bulk cement, in terms of volume during the three-month period ended March 31, 2013. Bulk cement is used mainly to produce of ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. Our distribution is made only by truck directly from the plant to the customer.

We are subject to seasonality in Turkey as a result of the weather conditions. During the low season of November to March, the monthly sales volume represents approximately 4.5 to 7.5% of the total yearly sales volumes. During the high season of April to October, the percentage can increased to between 9.5% and 11% of the total annual sales volume.

We market our cement in Turkey using the “Cimpower” brand and we expect to begin using different brands to market our products in Turkey within the next six months.

India

We operate one plant near Jamnagar, in the State of Gujarat, with an annual cement production capacity of 1.2 million tons.

India is the second-largest cement market in the world, according to the Global Cement Report. The CMA anticipates demand will grow by 7.5% over 2013-2014 and reach dispatches of 240 million tons. This comes as a result, among other things, of continued government support (in 2011-2012, it allocated tax-free bonds worth U.S.$6.5 billion to the sector), as well as strong incremental demand from the housing sector that accounts for approximately 60% of total domestic demand, according to the CMA.

We have a 0.1% market share in India as of March 31, 2013, according to the CMA. While global cement companies, such as Holcim, Lafarge, Italcementi and HeidelbergCement are active in this market, the largest operator, Ultratech, is Indian. The market remains fairly fragmented, with Ultratech, ACC Ltd. or ACC, and Ambuja Cements Ltd., or ACL, (both ACC and ACL are Holcim Group companies) not representing more than 25% of the country’s total market share, according to the CMA. A number of players such as Dalmia, Shree and India Cements are regionally oriented.

Approximately 92% of our sales in India corresponded to bagged cement and to 8% bulk cement, in terms of volume during the three-month period ended March 31, 2013. Bulk cement is mainly used to produce ready-mix concrete and for infrastructure projects, while 50kg bagged cement is used mainly for retail. Our distribution is made mainly by truck or, if a small quantities, by rail. We have four distribution centers in Gujarat State, where we offer bag cement.

We are subject to seasonality in India. Normally the peak period for cement sales is between December and May, which typically accounts for approximately 55 to 60% of sales for the year. Sales decrease between June and November due to the rainy season and religious festivals.

We market our cement in India using the “Kamal” brand, which was established fifty years ago in the Gujarat region.

China

We operate two integrated cement plants in the Province of Shandong, at Zaozhuang and Shandong; a clinker production unit in the Province of Jiangsu in Liyang; and two grinding mills, one in Suzhou and another in Huaian. Our annual cement production capacity in China is 6.0 million tons.

Our plants are located in the northeast region of China within close proximity to large urban centers such as Shanghai and in a region where a large number of small- and medium-size cement companies also operate. The cement market in this region is undergoing a strong consolidation phase led by some of the major Chinese cement companies, which has created attractive market conditions for the sale of assets located in this area.

On January 10, 2013 and on April 16, 2013, we acquired an aggregate 30% equity interest in Cimpor Macau in China. These acquisitions were part of our strategy to facilitate the proposed sale of our operations in China. As of the date of this prospectus, we hold an 80.0% equity interest in Cimpor Macau.

Because we do not intend to continue our operations in China and have implemented a plan to dispose of this business during 2013, we record our China business on our balance sheet as assets held for sale. See “Presentation of Financial and Other Information—Financial Statements—China operations held for sale.”

Raw Materials and Energy Sources

Raw Materials

The principal raw materials used in the production of cement are: (1) limestone, pozzolan, clay and gypsum for the production of clinker; (2) clinker additives, including blast furnace slag and fly ash; and (3) bags. We produce almost all of the clinker we use to manufacture cement. During 2012, the cost of our main raw materials accounted for 4.6% of our total costs and expenses compared to 9.2% in the three-month period ended March 31, 2013.

Certain of our raw materials, such as slag, are supplied by various producers and transported by trucks to our cement plants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments—Supply contracts.”

Energy Sources

Fossil & Alternate Fuels

We use thermal energy that we obtain through a mix of fossil fuels and recycling of alternate fuel to power our plants. Our kilns use petcoke (petroleum coke) purchased in the international market as our main fossil fuel, and provided approximately 89%, 86.7% and 85.8% of our total energy needs during the three-month period ended March 31, 2013 and in 2012 and 2011, respectively. Petcoke is a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement.

Our kilns also use recycled alternative fuel such as biomass and waste materials co-processing, and provided for approximately 11%, 13.3% and 14.2% of our total energy needs in the three-month period ended March 31, 2013 and in 2012 and 2011, respectively.

Electric Energy. Our production facilities consume significant amounts of electricity. During the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, electricity costs represented 9.1%, 7.8%, 8.6% and 8.1%, respectively, of our total costs and expenses. We own one hydroelectric plant (Pedra do Cavalo) in the Northeast region of Brazil with a total installed capacity of 160 MW and a 5.6% equity interest in a hydroelectric plant (Machadinho) located in the South with a total installed capacity of 1,140 MW. We also own four additional small hydroelectric stations with a combined installed capacity of 12.2 MW in the States of Minas Gerais and Paraná. Furthermore, we hold equity interests in companies that own three hydroelectric plants in the States of Mato Grosso, Rio Grande do Sul/Santa Catarina and Pará/Tocantins, for which environmental licenses have been requested since 1988, 2002 and 2002, respectively, and which are currently not operational. We are waiting for environmental licenses that will enable us to begin construction of these plants. We have not recorded any impairment on our investment in these companies because (1) we have not made any determination to abandon the construction of these hydroelectric plants, (2) we expect to obtain the required environmental licenses and (3) we believe there is a liquid market for our interest in these companies. Our power plants and power plants in which we hold an interest supplied approximately 23.4%, 27.5%, 27.8% and 25.3% of the electric energy needs of our Brazilian operations in the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, respectively.

We also purchase energy from our affiliate Votener, which manages the energy generation of VID’s industrial operations, under long-term contracts with an initial five-year term, which generally expire in December 2016. Votener supplied approximately 51.7%, 43.0%, 53.0% and 43.8% of the electric energy needs of our Brazilian operations in the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, respectively. We acquire the remainder of the energy consumed in our cement operations through one-year contracts with third parties which are automatically renewed unless otherwise terminated by either party with a six-month prior written notice and that allow us to revise and adjust the energy to be purchased on a semi-annual basis. In North America, we purchase electricity in the spot market and under long-term agreements. In the three-month period ended March 31, 2013 and in 2012, 2011 and 2010, our purchases in the spot market supplied approximately 75% of the total electricity needs of our North American operations. We have a long-term power supply agreement for one of our cement plants in North America which expires on December 31, 2015, which agreement accounted for approximately 25% of the total electricity needs of our North American operations.

Mineral Reserves

Our mineral reserves include only materials meeting specific quality requirements for each process and product. In order to ensure the competitiveness of our operations, we utilize technological upgrading, innovation in products and processes, as well as constant research in our cement, aggregate, mortar and agricultural lime businesses in order to meet their respective mineral resource needs.

The principal requirements are based on a chemical composition that matches the quality demanded by the cement production process. With many production sites located to serve the market and to different qualities of mineral resources, even within the same site, we conduct geostatistical chemical tests to determine the best blending proportions to meet product requirements and production volume, and to use a ratio of close to 100% of the mineral reserves for these products.

Our reserves are a sum of proven and probable reserves. Proven reserves are those for which size, shape, depth and mineral content of reserves are well-established, revealed by geological surveys, drilling campaigns, chemical analysis or geological modeling. All of these activities will determine the quantity of minerals that matches the quality required by the production process. In addition to the foregoing, we consider reserves to be proven if they are present on land we own and if related environmental permits have been granted.

Probable reserves are those for which quantity or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart. The degree of assurance, although sometimes lower than that for proven reserves, is high enough to assume continuity between points of observation. In addition to the foregoing, we consider reserves to be probable if they are not present on land we own or if related environmental permits have not been granted.

Our proven and probable reserve estimates are based on estimated recoverable tons. We did not employ independent third-parties to review reserves over the three year period ended December 31, 2012. Our mineral reserves data are prepared by our engineers and geologists and are subject to further review by our corporate staff. We believe that our engineers and geologists are qualified to prepare our mineral reserves data in Brazil and outside of Brazil. Given that we prepare our mineral reserve data in-house, our engineers and geologists have acquired important technical know-how, which helps us to maintain our cost competitiveness.

To further maintain our cost competitiveness, we obtain nearly all of our mineral resources from our own quarries, using, in most cases, our own mining equipment (drilling machines, excavators, wheel loaders, trucks, etc.) and crushing systems, with as few contractors as possible. For the year ended December 31, 2012, approximately 100% of our limestone was from our own quarries and approximately 50% of our aggregates was from our own quarries.

We store limestone, clay and minor compounds extracted from our quarries (almost all are developed in open pit) on our properties. After locating sufficient limestone, the material covering the quarry, or “overburden” (from which we may extract clay), is cleared by bulldozers or hydraulic excavators and stored in controlled deposits meeting specifications of environmental regulations. After the removal of this top material, extracting the limestone requires drilling into the quarry to locate limestone in sufficient quantities and quality and then, in nearly all of the quarries, blasting the quarry with explosives to extract rocks of limestone measuring roughly up to one meter in diameter.

We conduct annual operational governance, checking our released mineral reserves and reviewing new production volumes and geologic aspects to maintain high safety standards and sufficient volume to last roughly 12 months without overburdening our activities.

We seek to maintain legal and environmental compliance by continually maintaining best practices. We are a member of the CSI.

Our mining capital expenditures are focused on developing new quarries and sustaining investments, and are used mainly for mining equipment, crushing systems, safety equipment and environmental compliance.

In 2012, our total quarry material production was approximately 73 million tons, of which approximately 100% was used for our own consumption to produce cement, ready-mix concrete and other products.

As of the date of this prospectus, we operated 61 limestone quarries across our global operations, serving our facilities dedicated to cement production, which are located near these quarries. We estimate that our proven and probable limestone reserves have an average remaining life of 60 years, assuming we were to operate at our maximum capacity production as of December 31, 2012.

As of the date of this prospectus, we operated 52 aggregates quarries across our global operations dedicated to serving our ready-mix and aggregates businesses. We estimate that our proven and probable aggregates reserves, on a consolidated basis, have an average remaining life of 45 years in Brazil and 60 years in North America, assuming 2012 average production levels.

We do not classify our reserves by average grade.

We distinguish recoverable limestone from waste by evaluating whether the limestone rocks are adequate to be used in raw meal, which is a powder composed of a clay and limestone mixture. In order to meet raw meal specifications, we generally use limestone with at least a 75% concentration of calcium carbonate (CaCO3). Although there is no specific cutoff grade for aggregates, we distinguish recoverable aggregates from waste by segregating the type of rock extracted from the quarry. The most common rocks used for aggregates production are granite, gneiss, basalt, limestone, sand or gravel.

In 2012, depending on the type of cement product, we required between 0.4 to 1.40 tons of limestone to produce one ton of cement product. On average, we required approximately 1.15 tons of limestone to produce one ton of cement product. In addition, on average, we required approximately one ton of rock to produce one ton of aggregates product.

We have not disclosed our clay reserves, as we believe they are not relevant to our cement production process given that we extract clay from our overburden, and we can use other materials, such as iron ore, alumina and silica as substitutes for clay purchased externally. In addition, we derive 16% of our gypsum supply from our facility in the city of Ouricuri in the State of Pernambuco. We purchase the remainder of our gypsum through supply agreements.

The table below sets forth our total proven and probable raw material reserves for cement production by geographic segment:

Location	Number of Quarries	% of Reserves		Reserves (1)			Years to Depletion	2012 Annualized Production	5 year Average Annualized Production	% of Own Use
		Owned	Leased	Proven	Probable (2)	Total
				(in millions of tons)				(in millions of tons)
Limestone:
Brazil (3)	27	100%	—	1,496	1,782	3,278	66	31	33	100%
North America	4	100%	—	508	415	923	125	5	5	100%
South America (excluding Brazil)	1	—	—	150	500	650	—	—	—	—
Europe, Asia and Africa (4)	29	100%	—	430	555	985	69	14	11	100%
Aggregates:
Brazil	23	79%	21%	568	129	697	45	14	14	100%
North America	29	48%	52%	572	N/A	572	60	10	10	100%

(1)	The reserves data is inclusive of dilution and recovery factors.
(2)	The probable reserves data does not include probable reserves data from our greenfield projects: Edealina; Primavera; Ituaçu; and Paraíba.
(3)	Includes four pozzolan clay quarries and one gypsum quarry from Brazil.
(4)	Includes reserves data for 13 quarries in the Europe, Asia and Africa region given that we recently acquired these assets and the quarries are under evaluation by our engineers and geologists.

Research and Development

Specialists at our Technical Center provide technical support at our industrial plants, assist with the development of new processes and products, integrate new technologies acquired from third parties or that we developed and assist our plants in improving overall performance. Our Technical Center continuously trains and qualifies individuals in cement manufacturing to work in our production plants.

We seek to maintain our position as a reference for high standards through investment in technology, innovation in products and processes, competitive studies, energy efficiency and environmental management. We offer high-quality products and services by actively monitoring and managing the main risks of our plants.

Our Research and Development area seeks to develop and improve products and improve the use of cement substitutes that replace clinker and reduce CO2 emissions during the cement production process. We work in partnership with universities.

In 2012, our research and development expenses amounted to R$30.0 million.

Awards

In 2011, we were considered one of the 150 Best Places to Work in Brazil, according to Guia Você S.A./Exame, a Brazilian business magazine. Developed by Exame and the Business School of the University of São Paulo (Fundação Instituto de Administração da Universidade de São Paulo), or FIA-USP, this study classifies thousands of companies evaluating their human resources policies and practices and the level of satisfaction of their employees. We believe this award is a recognition of our constant commitment to the development and well-being of our employees.

Information Technology

We believe that an appropriate information technology infrastructure is important in order to support the growth of our business. Our data collection processes and software allow us to accurately monitor the quality of the products manufactured at our various facilities, ensuring consistency and enabling us to adjust quickly in the event of any variations. Furthermore, our enterprise resources planning software allows us to develop production, sourcing and pricing models based on anticipated consumer demand.

Our information technology services are performed by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação), or CCTI. CCTI was created and is managed by VID and provides information technology services to VID’s different lines of businesses. The service is provided pursuant to a services agreement entered into between us and CCTI and includes the description of all services with the respective benchmarks.

These information technology services are supervised and controlled by us and have received the ISO 20,000 certification, for compliance with the best practices for technology information, and International Standards for Assurance Engagements, or ISAE, 3402 certification, for companies with effective internal controls.

Intellectual Property

Our major brand names are Votoran, Itaú Cimentos, Poty, Tocantins, Aratu, Votomassa, Matrix and Engemix in Brazil, and Prairie, Prestige, FiberMax, Redi-Fill, Pure Color, Prairie RCC and Prairie Aggregates in North America. We believe our brand names enjoy widespread recognition and strong customer loyalty. We believe that they are important, particularly for our retail customers who develop loyalty based on the quality of our products. We believe that the high quality of our products and the link of quality with our brand names provide us with a competitive advantage. We own or have the right to use most of the relevant trademarks used in connection with our brand names and the marketing of our products generally.

We are currently developing a new corporate global brand, which will comprise not only cement, but a broader portfolio of other building materials of the Company. We have not yet established the launch date for our new corporate global brand.

The registration of our brand name “Itaú Cimentos” has been cancelled by the National Industrial Property Institute (Instituto Nacional da Propriedade Industrial), or INPI, due to the assignment of the similar brand name “Itaú”. In accordance with the Brazilian Industrial Property Law, all identical or similar brand names related to identical or similar products/services owned by the assignor must be assigned together, otherwise those brand names that are not transferred may be cancelled by INPI, which was the action taken by INPI for “Itaú Cimentos”. This obligation aims to prevent identical or similar brand names with similar or identical products or services being held by different owners, which may cause confusion for consumers and unfair competition. However, in our case, both the assignor and the assignee are companies within the same economic group, and therefore, we believe there is no risk of confusion to consumers or unfair competition. We have appealed the cancellation of this registration and are awaiting this decision.

Because the cement production process is largely in the public domain, we do not own any patents relating to the production process. In addition, we do not rely on any patented technology of any third party to produce cement.

Insurance

We maintain insurance policies against damages to third parties, with coverage and conditions comparable to those of companies engaged in similar businesses in Brazil, North America, Asia and Africa, respectively.

We have property and business interruption insurance against damages to our seven most important plants in Brazil, which represent approximately 65.2% of our total assets. We base our insurance coverage decisions on a risk analysis conducted annually by our external insurance consultants. For our plants in North America, Europe, Asia and Africa, we maintain insurance policies covering property loss and business interruption risks to our plants, equipment and inventory from operational risks and certain acts of God.

Employees

As of March 31, 2013, we had approximately 15,697 employees as set forth in the table below:

Number of Employees
Brazil:
Management	418
Administrative personnel	1,655
Operational personnel	7,050

9,123
North America:
Management	114
Administrative personnel	714
Operational personnel	2,194

3,022
South America (excluding Brazil) (1):
Management	51
Administrative personnel	114
Operational personnel	143

308
Europe, Asia and Africa:
Management	16
Administrative personnel	218
Operational personnel	3,010

3,244

Total	15,697

(1)	Includes 255 employees of Artigas (Uruguay).

Most of our employees in Brazil are represented by labor unions. In Brazil, labor unions are organized on a regional basis by type of activity. Due to the diversity of our activities and our presence in different regions of Brazil, our Brazilian employees belong to several different labor unions.

We negotiate annual collective bargaining agreements with the various unions with which our employees are affiliated. We consider our relationship with our employees and their respective unions to be good.

We have established our benefit packages for our employees to exceed the standards required in our collective bargaining agreements. In addition to the benefits required to be provided by law (illness and accident assistance, periodic medical exams, laboratory exams, maternity and paternity leave, variable compensation and transportation), all of our employees have medical, dental and life insurance, and private pension plans. We also seek to cover employees with customized benefits by line of business and/or region.

We regularly invest in programs that seek employee advancement and meet our specific business needs while continuously enhancing the qualifications of our staff so as to maintain and enhance our competitiveness and our know-how as we continue to grow. The training programs that we have created and developed include “Technical Operational Training (TTO),” “Routes to Development,” “Knowledge Factory,” “Young Technicians” and “Fast Track.” In addition, Votorantim has a Trainee Program and the Academy of Excellence, a program created by Votorantim Industrial for leaders within Votorantim.

Sustainability and Safety

We believe that sustainability is a strategic part of our management model.

We are a founding partner in the CSI and a strong supporter of responsible use of energy and climate protection. We believe that we are pioneers in the use of alternative fuels in Brazil, and we believe we are one of the lowest CO2-emitting cement companies in the world, based on our estimates. We will continue to explore the use of environmentally friendly techniques in order to lower our CO2 emissions. Our CO2 emission reduction strategy includes: (1) investing in research and development in order to cut down on the use of clinker whilst maintaining or even improving product performance; (2) investing in technologies that improve thermal efficiency; (3) optimizing the energy matrix using more biomass and industrial waste, thus resulting in lower emissions (kg CO2/kcal). The tool for measuring CO2 emissions has been implemented in all of our plants, which results are audited annually.

From 2005 to 2008, we co-processed 1.5 million tons of residues from 11 factories, which were principally composed of used tires, chemical solvents and oils. In 2010, we launched an initiative with the National Council for the Atlantic Forestry Reserve (Conselho Nacional da Reserva da Biosfera da Mata Atlântica), or CN-RBMA, and the Brazilian Speleological Society (Sociedade Brasileira de Espeleologia), or SBE. This partnership offers new opportunities to: (1) implement measures to protect the ecosystem; (2) develop a policy and strategy on biodiversity and karst areas; and (3) implement enhanced environmental standards.

Furthermore, we use co-processing as one of our clean development mechanisms (recommended by the Kyoto Protocol) in our cement production process. As a result, we eliminate residue from other industries in our cement kilns in an economic, efficient and environmentally friendly manner.

The Votorantim Institute (Instituto Votorantim) supports companies within the Votorantim Group in developing and implementing social action strategy that contributes to the development of the communities where we operate. In 2011, the Votorantim Institute, including our company, implemented more than 150 projects in education, employment and income generation, culture and sports across 240 municipalities in 22 Brazilian states. We have established partnerships with recognized educational organizations in order to promote our corporate culture of protecting the environment and fostering both economic and educational development within our local communities.

The Sustainable Primavera project is an example of our commitment to the municipality of Primavera, in the State of Pará, where in 2014 we will start up a plant with an annual cement production capacity of 1.2 million tons. Together with construction of this plant, we have developed an action plan to leverage economic growth opportunities and to improve the quality of life in the community in areas such as sanitation, health, public safety and social security.

Meanwhile, our Evolve Project (Projecto Evoluir) is designed to train young people for the workforce and offers electrical, mechanical, electromechanical and mining courses with two distinguishing features: (1) in addition to providing technical content, it addresses citizenship, employability and management; and (2) it actively develops a network of companies and organizations with the potential to hire its graduates.

The Votorantim Education Partnership Program is a highlight of our efforts in education. This program mobilizes school principals, parents, school administrators and the community to discuss challenges to education within a municipality. This program was recognized by the Ministry of Education as a model for social initiative.

Our ReDes Program is designed to promote economic development within the communities in which we operate, fostering chains of production capable of generating jobs and income for the local population. This program is a partnership with BNDES and has been operating since 2011 in 25 municipalities to identify potentially productive areas and to develop partnerships to boost local development.

We are committed to eliminating accidents. Health and safety are among our highest priorities. We have been improving safety and reducing the rate of fatal accidents in conformity with the cement standards. As result of our investments in health and safety, between 2008 and 2011 our loss time injury frequency, or LTIFR, and employee fatality accident rates were lower than the average, according to CSI Benchmarking. We will continue to invest in health and safety with a goal of zero fatal accidents.

Legal Proceedings

As of March 31, 2013, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters involving an amount in controversy of approximately R$6,279.4 million for probable and possible claims. Except with respect to tax proceedings challenging the legality or constitutionality of a tax obligation, in which case provisions are recorded regardless of the likelihood of a favorable outcome, it is our policy to make provisions for legal contingencies when, based upon our judgment based on the advice of our legal advisors, the risk of loss is probable. As of March 31, 2013, we had established a provision in the amount of R$1,249.9 million, to cover contingencies for proceedings for which the risk of loss was deemed probable. Moreover, as of March 31, 2013, we also made judicial deposits in the amount of R$553.7 million and R$207.2 million related to our probable and possible claims, respectively.

The following table summarizes legal and administrative proceedings to which we are party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the provision established for losses that may arise from these proceedings:

	As of March 31, 2013
	Number of proceedings	Total Claims		Total Provisions
		(in millions of reais)
Civil and other proceedings (1)	1,989	3,846.0		110,6
Tax legal and administrative proceedings	2,498	2,375.4		1,081.3
Labor legal and administrative proceedings	1,675	58.0		58.0

Total	6,162	6,279.4	(1)	1,249.9

(1)	Includes environmental legal and administrative proceedings.
(2)	Considering the amount of R$2,400 million related to the “Civil Class Action – Cartel” as described below, which we estimate as our share of the total liability based on our market share. However, since the claim is for joint liability, there can be no assurance that our apportionment will prevail and that we will not be liable for a larger portion or for the entire amount of the claim.

Material Civil and Environmental Liabilities and Contingencies

Charlevoix—Best Available Retrofit Technology

The EPA has recently introduced a Federal Implementation Plan to impose Best Available Retrofit Technology, or BART, on our Charlevoix, Michigan cement plant that establishes stricter controls for nitrous oxides. VCNA has submitted a response to the EPA stating that the Charlevoix plant is not subject to BART, among other statements, a position that is supported by the State of Michigan. The EPA is reviewing our submissions. VCNA will take legal action, if necessary, to avoid application of the plan to introduce BART, which would require significant capital expenditures to achieve compliance.

Dixon—Cement Kiln Dust

On June 15, 2011, Southfield Corporation sought leave to add VCNA as a party to its longstanding litigation with the Illinois Environmental Protection Agency concerning certain cement kiln dust, or CKD, located on property owned by Southfield at Dixon, Illinois adjacent to VCNA’s cement plant in Dixon. Southfield alleged that VCNA has responsibility for such management, remediation, monitoring or disposal of the CKD or groundwater as may eventually be required by virtue of VCNA’s alleged breach of certain contractual commitments to Southfield. Southfield estimates the total required costs could range from well below U.S.$10 million to up to U.S.$48 million to U.S.$88 million in the unlikely event that it were necessary to exhume all CKD and dispose of it off-site (together with commingled overburden and old mine spoil). The parties have engaged in extended settlement negotiations and VCNA anticipates reaching a final settlement in 2013.

Civil Class Action – Port of Imbituba

In July 2011, the Associação dos Moradores da Rua de Baixo, the Instituto Conexão Ambiental and the Associação de Surf de Imbituba filed a class action against CRB Operações Portuárias S.A., or CRB, our indirect subsidiary, Companhia Docas de Imbituba, the city of Imbituba and the Fundação do Meio Ambiente, or FATMA, claiming that the storage and transportation of petcoke in the Port of Imbituba resulted in environmental damage and also adversely affected the health of residents of the area. The plaintiffs also claim that CRB breached a conduct agreement (termo de ajustamento de conduta) it entered into with the State Attorney’s Office, pursuant to which it: (1) would adopt steps towards adequate storage of petcoke at the terminal of the Port of Imbituba; (2) would adequately store petcoke in the terminal until November 30, 2003; (3) would provide an environmental operating permit to FATMA by the end of 2003; (4) would delay restrictions on the use of the property of the city’s fire department until the end of the concession of the Port of Imbituba, intermediate with the federal government the permanent transfer property ownership to the facilities of the city’s fire department and stimulate the local business community by donating R$52,000 to the Fundo Municipal do Corpo de Bombeiros, or FMCB, by the end of 2003; (5) would donate R$100,000 to the FMCB for the acquisition of a paramedical vehicle to be used in the city by the end of 2003; and (6) the State Attorney would agree not to take any legal action against the agencies, entities or individuals that signed the conduct agreement in the event the conditions of the conduct agreement were fulfilled during the applicable period. In addition, an injunction was issued against CRB and other defendants that prohibited these companies from storing and transporting petcoke in the Port of Imbituba. CRB has provided evidence demonstrating the renovations and investments made and appealed the injunction that caused it to close its petcoke operations at the port and appealed a daily fine of U.S.$100,000 in the event that CRB did not close its petcoke operations. As a result of the appeal, the injunction was temporarily suspended.

On December 12, 2011, the CRB and the plaintiffs reached a partial agreement before the District Court of Imbituba, pursuant to which CRB has undertaken to carry out six proposed improvements. Moreover, on January 5, 2012, CRB entered into an adjustment of conduct agreement (termo de ajustamento de conduta) with FATMA, pursuant to which FATMA agreed to reduce certain previously imposed penalties in light of the costs involved in implementing the improvements. In May 2012, the District Court of Imbituba appointed expert testimony to provide support for the alleged environmental damage arising from the storage of petcoke at the terminal of the Port of Imbituba. The District Court notified the parties to present their inquiries and the names of their technical assistants. We are currently waiting for the expert report to be prepared and issued by the court’s expert. Based on the advice of its external legal counsel, CRB believes the probability of loss under this claim is probable. We have not recorded any provision with respect to this claim because this claim is related to an obligation to limit the emissions of solid particles with respect to our future operations. The amount in dispute is approximately R$1,000.

Fishermen’s Litigation

On October 9, 2003, the association of fishermen of the State of Goiás made a claim against us seeking the annulment or suspension of certain environmental licenses granted by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, to companies operating in the Serra do Facão region. The suspension of these licenses would continue until the applicable parties amend the concession agreement to include, among other things: (1) construction of a mechanism that permits the transfer of fishes from the dam site; (2) measures to contain the expansion of diseases in the region; and (3) reposition of 59% of the forest, or 12,390 hectares, equivalent to the area that was drowned. The association is also seeking monetary damages in an amount to be established by the court. We have presented our defense and in May 2004, temporary relief was granted against us and the other defendants. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is remote. We have not recorded any provision with respect to this claim. The amount in dispute is approximately R$177 million.

Civil Class Action – Paraguai/Paraná River

On December 11, 2000, the Public Prosecutor of Mato Grosso filed a civil class action against us seeking the annulment of certain environmental licenses granted to us and the suspension of our operations in the Paraguai/Paraná River. The court excluded us from the civil class action and the Public Prosecutor has appealed. In August 2007, a court, in a unanimous decision, agreed that IBAMA correctly granted the licenses to us. We are awaiting a final decision from a higher court.

Based on the advice of our external legal counsel, we believe the probability of loss under this claim is possible. We have not recorded any provision with respect to this claim.

Civil Class Action – Serra do Mar Degradation

The Office of the Public Prosecutor of the State of São Paulo has filed a civil class action against VCSA and other companies alleging that their respective operations are causing serious environmental damage in the Serra do Mar region and consequently seeking indemnification to compensate such damage. The court has ordered expert testimony to estimate the environmental damages in the Serra do Mar region. However, this expert testimony has not yet been completed given that the appointed expert has declined to testify. This civil class action was last suspended in May 2012 for a term of 90 days. The suspension was renewed for another 90-day period commencing in August 2012. The parties are currently negotiating a settlement with the Public Prosecutor of the State of São Paulo. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is probable, and we have recorded a provision of R$1.8 million in connection with this claim.

Transklein Litigation

In August 2010, Transklein Transporte e Carga Ltda. filed a claim against VCNNE seeking compensation for damages in the amount of R$123.7 million, alleging that VCNNE failed to comply with the minimum volume of transportation established in the cement transportation agreement entered into by the parties. VCNNE was notified of this claim in March 2011 and presented its response, which was replied by Transklein, which also made a plea of lack of jurisdiction. In June 2012, the court determined that Transklein should present a response regarding its request for an exemption from its obligation to pay for legal fees in connection with this matter. We presented a formal objection against the court’s decision, and the proceeding was suspended until the court issues its ruling on this matter. On January 22, 2013, the court published its decision accepting our plea and transferring the case to the civil court in the city of Recife. The case was remitted to Recife on March 4, 2013, however, it has not yet been assigned to a competent court. Based on the advice of its external legal counsel, VCNNE believes the probability of loss under this claim is possible. We have not recorded any provision with respect to this claim.

Tabernaculo Litigation

In September 2005, Tabernaculo Comercial e Transportadora Ltda., or Tabernaculo, filed a claim against VCB (which was merged into us) seeking compensation for material damages in the amount of R$84.2 million and moral damages in an unspecified value, alleging that we failed to perform two oral contracts entered with it: a cement transportation agreement, in which we did not comply with the minimum volume of transportation established, and a reverse repurchase agreement, in which we did not respect the conditions established in the business relations. Tabernaculo argues that those breaches caused the discontinuance of the activities of the sales department and huge losses to its transportation area.

We presented our response in September 2009, sustaining that (1) the statute of limitations had expired; (2) we did not change the general conditions of the reverse repurchase agreement; and (3) Tabernaculo was unable to conduct the business and caused its own insolvency.

In August 2011, the court had denied the argument of the expiration of the statute of limitations alleged by us and determined the implementation of the expert examination requested by Tabernaculo, which has not yet been completed.

The expectation of loss for the different claims under dispute is considered probable for 1% (R$1.5 million) of the amount involved and possible for the remaining amount (R$151.2 million). As of December 31, 2012, the amount under discussion was R$152.8 million and we had recorded a provision of R$1.5 million in connection with this claim.

Class Action

In August 2007, Marcelo Soares de Oliveira filed a class action (ação popular) against VCNNE the legal representative of Companhia de Mineração do Tocantins - Mineratins, the State of Tocantins, State Governor of Tocantins and the President of the Permanent Commission for Tender Processes of the Treasury Secretariat of State of Tocantins, claiming that the tender process by means of which VCNNE won the rights to be the assignee of the mineral rights related to the DNPM Process No. 860.933/1982 then held by Companhia de Mineração do Tocantins – Mineratins should be nullified due to failure in the tender procedures which shall cause damages to the State Treasury. It is also requested an injunction in order to immediately suspend the effects of the tender, which has not been decided by the court yet.

In May 2008, VCNNE presented defense arguing that such lawsuit is related (conexo) to another lawsuit and, therefore, this new one should be judged together with the previously filed one and requesting the lawsuit to be dismissed. In April 2009, the State Prosecutor agreed that the lawsuits are related and should be judged together. The expectation of loss under this claim is considered possible and we have not recorded any provision in connection with this claim.

Material Tax Liabilities and Contingencies

In December 2011, eight tax assessments in the total amount of R$448.2 million were issued by the Brazilian Federal Revenue Service (Receita Federal do Brasil), or RFB, against us alleging failure to pay IRPJ and CSLL in respect of the 2006 and 2007 tax years. The tax assessments issued in relation to the 2006 tax year are based on the allegation of tax planning using the taxation under the presumed profits regime after we assumed operations previously performed by other entities of the same economic group that were taxed under the real profits regime. According to the tax authorities, the lack of presentation of documents in the course of the tax audit and the nature of the tax planning lead to having taxable profits in the 2006 tax year.

The tax assessments issued in connection with the 2007 tax year are based on the argument of tax authorities that, due to the restructuring performed in 2006, we lost the right to enjoy the tax losses that were carried forward over the years, which reduced the taxable profits assessed in 2007. The expectation of loss under these claims is considered possible with respect to 9% of the total claimed amount and remote with respect to the remaining 91%. As of March 31, 2013, the total amount under discussion was R$497.6 million and we had not recorded any provision in connection with these tax assessments.

In December 2011, a tax assessment in the amount of R$182.6 million was issued by the RFB against VCSA charging IRPJ and CSLL related to the period between 2006 and 2010 due to VCSA alleged (i) incorrect amortization of goodwill; (ii) use of tax loss carry forwards in excess of the 30.0% limit permitted under applicable tax regulations; and (iii) lack of payment of the IRPJ and CSLL monthly’s anticipations. The expectation of loss under these claims is considered probable with respect to 0.1% of the total claimed amount, possible with respect to 59.5% of the total claimed amount and remote with respect to the remaining 40.4%. As of March 31, 2013, the amount under discussion was R$205.2 million and we had recorded a provision of R$0.1 million in connection with this tax assessment.

In January 2010, two tax assessments in the amount of R$97.7 million were issued by the Distrito Federal (the Brazilian District Capital) against us related to ICMS credits (use and consumption of petcoke) which were allegedly erroneously recorded by us during the period between September 2006 and June 2009 as well as uncollected ICMS liabilities related to interstate transactions. A final administrative decision is pending. The expectation of loss under these claims is considered remote. As of March 31, 2013, the amount under discussion was R$127.5 million and we had not recorded any provision.

In January 2003, the Municipality of Nossa Senhora do Socorro filed a lawsuit for damages, in the amount of R$107.4 million charging CFEM related to the period of 1982 to 2003. A judicial decision partially recognized the statute of limitations that reduced the total amount to R$21 million. The appellate court of the State of Sergipe ruled that the plaintiff lacks standing to file a claim. We are currently awaiting a decision by the Superior Court in an appeal of this ruling. The expectation of loss under this claim is considered remote. As of March 31, 2013, the amount under discussion was R$116.0 million and we had not recorded any provision.

The DNPM issued several tax assessments against us, alleging that we owed CFEM related to the period of 1991 until 2011. As of March 31, 2013, the amount involved was R$383.3 million, of which approximately R$294.6 million is considered to be a possible loss and approximately R$88.7 million is considered to be a probable loss. We have established a provision of R$88.7 with respect to these tax assessments.

Material Antitrust Matters

The following is a description of our most significant antitrust matters:

Department of Justice and Florida Attorney General

Prestige was party to two consolidated civil class actions alleging antitrust violations by a number of companies having cement and ready-mix concrete operations in the State of Florida. The court dismissed certain of the claims and parties in motions to dismiss and subsequently refused to certify any classes. The cases were all settled and/or voluntarily dismissed in February and March 2012. Subsequent to the commencement of the civil class actions, the Florida Attorney General and the U.S. Department of Justice conducted investigations having, to our knowledge, similar subject matter but a narrower scope than the civil class actions. The last communications with either agency occurred in May, 2012 with no indication by either agency of any intention to conduct further investigation or to file any charges.

Administrative Proceedings by SDE

In 2003, the SDE initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust law by allegedly not selling certain types of cement to ready-mix concrete companies. If our cement/concrete company is found to have violated Brazilian antitrust law, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE continues to analyze these allegations, and it is not possible to foresee whether the agency intends to conduct further investigation. There is no formal deadline for a decision in this proceeding to be rendered, so a decision may be rendered at any time. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

In 2006, the SDE initiated an administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. If our cement company is found to have violated Brazilian antitrust law, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to its fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE issued a non-binding recommendation to CADE on November 10, 2011 to impose fines and other non-monetary penalties as set forth by the Brazilian antitrust law on the cement companies under investigation, including our Brazilian cement company, for breach of Brazilian antitrust law. For further information relating to possible penalties, see “Risk Factors—We are subject to certain investigations in Brazil in connection with alleged antitrust violations, as well as other pending litigation that may materially adversely affect our financial performance and financial condition.” This opinion was sent to CADE for its analysis, but is not binding on CADE. There is no formal deadline for CADE to complete its review of this matter and issue its decision, so it may issue its decision at any time. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

Civil Class Action – Cartel

The Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against VCSA, together with eight other defendants, including several of Brazil’s largest cement manufacturers alleging breach of Brazilian antitrust law as a result of alleged cartel formation, and seeking, among other things, that: (1) defendants pay an indemnity, on joint basis, in the amount of R$5,600 million in favor of the class action plaintiffs for moral and collective damages; (2) defendants pay 10.0% of the total amount paid for cement or concrete acquired by the consumers of the brands negotiated by the defendants, between the years 2002 and 2006; and (3) defendants suffer the following penalties under Articles 23, Item I and 24 of the Law No. 8.884/94: (i) in addition to the fine referred to in item (1) above, a fine ranging from 1.0% to 30.0% of the annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of VID and its subsidiaries, which may never be in an amount less than the monetary advantage gained; and (ii) ineligibility, for a period of at least five years, to obtain financing from governmental financial institutions or to participate in competitive government bidding processes conducted by federal, state or municipal governmental entities or with governmental agencies. Because the total amount of the claims referred to in item (1) above amounts to R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. Our expectation of loss under this matter is considered possible, and we have not established any provision for this claim. It is also not possible to ensure that the company will not be required to pay other amounts as compensation for damages caused to consumers in accordance with item (2) above, and/or the fine referred to in item (3) above.

Regulatory Matters

Mining Regulations

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, Decree-Law No. 227, of February 28, 1967, or the Brazilian Mining Code, and other decrees, laws, ordinances and regulations. These regulations impose several obligations on mining companies relating to, among others, the manner in which mineral deposits are exploited, the safety of workers and local communities where mines are located, and environmental protection and remediation. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry.

Mining activities within Brazil are regulated by the MME and the DNPM. The MME is responsible for formulating and coordinating Brazilian public policies regarding mineral resources and energy production, and has jurisdiction over the government agencies and federal public companies in charge of executing such policies in the electric, oil and gas, mining and other energy sectors. The DNPM was created as an agency within the MME in 1934, and is empowered to monitor, analyze and promote the performance of the Brazilian mineral economy; to award rights for the exploration and exploitation of mineral resources; to take other actions as required under the governing mining legislation; and to plan and inspect mining exploration and exploitation activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from rights in mineral resources, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral resources and deposits, mining and metallurgy. The governing legislation provides that mining companies incorporated under Brazilian law and headquartered and managed in Brazil may retain ownership of certain mineral products from their mines after due authorization from Brazilian authorities.

The Brazilian Mining Code currently establishes five different regimes for regulating mineral exploration in Brazil, which vary according to mineral type and project size. These are:

•	Exploration authorization (autorização de pesquisa);

•	Mining concessions (concessão de lavra);

•	Mining licenses (licenciamento mineral);

•	Small-scale mining permits (permissão de lavra garimpeira); and

•	Monopoly (monopólio).

Our mining activities are subject to the three first regimes.

Exploration authorization and mining concession regimes

The process for approving exploration authorizations begins with the interested party filing a request for the authorization with the DNPM, stating its case for conducting the exploration. If the necessary legal requirements are satisfied, DNPM issues an Exploration Permit (Alvará de Pesquisa) for the mining company to examine the availability of resources and evaluate the feasibility of production within the requested area for a period from one to three years (renewable for an equal period if certain conditions are met).

Once exploration is complete, a final exploration report must be submitted for DNPM’s review and approval. If approved, the next step is to file, within one year, a mining concession request. This request must satisfy certain mining legislation requirements, including establishing the technical and economic feasibility of a mining project for that specific deposit, and the presentation of the mining company’s plan for economic exploitation (Plano de Aproveitamento Econômico), or PAE.

While the DNPM reviews the concession request, the applicant retains the exclusive right to apply for this concession in the area covered by its Exploration Permit, provided that the applicant does not lose the mineral right for any reason. The holder of a mining claim will only be entitled to mine the deposit upon approval of its mining concession request, which shall occur by publication of a Mining Concession (Portaria de Concessão de Lavra) issued by the MME, and provided that the respective environmental licensing claim is also approved pursuant to applicable environmental laws.

Notably, MME does not grant title to the mineral deposit, but only to the materials produced by the mine, which must be operated in compliance with the PAE approved by DNPM and environmental authorities. The holder of a Mining Concession must begin work within six months after publication, and as a rule, cannot suspend work absent DNPM’s prior authorization.

Mining Concessions are currently granted for an indefinite period and remain valid until the deposit’s mineral reserves are exhausted.

Mining concessions may be transferred to eligible third parties with DNPM’s prior approval, pursuant to applicable legislation.

Lawsuits related to Mining Concessions are not uncommon, with concession holders often disputing easements or rights-of-way necessary for the installation of mining facilities, especially in areas of extensive mining activities and adjacent concessions.

DNPM may revoke mineral rights (including exploration authorizations and mining concessions) after due administrative process under certain circumstances, including, but not limited to:

•	stoppage of all mining activities by the mining right holder for more than six months without DNPM’s prior approval;

•	failure to pay the relevant duties (royalties or other fees and duties relating to the Exploration Permit or Mining Concession, as applicable); and

•	failure to perform exploration or mining activities, as applicable, in accordance with the plans filed with DNPM.

Mining licensing regime

The licensing regime, which also governs part of the Company’s mining activity, permits the exploitation of specific minerals such as sand, gravel and clay for immediate use in civil construction, without the need for prior exploration.

For this purpose, it is necessary to register with DNPM the specific license issued by the local administrative authority of the municipality where the deposit is located, and specify the term of the license. Once the term expires, the holder must request a new license or the area will become available again.

Only holders of the surface rights, or parties they authorize, may use this regime. Exceptions include where (1) a governmental entity owns property or (2) the property is located in areas subject to cancelled licenses. In these cases, the holder of the surface rights is entitled to compensation for occupation of the area.

Mining activities in the area may only begin if the environmental license issued by the competent agency is presented to DNPM within 180 days as of the issuance.

Land access and occupation

If the Exploration Permit or Mining Concession holder does not own the land where the mineral resources or mining-related infrastructure (such as electricity transmission lines and tailings dams) are located, they may be entitled to gain access and/or occupy the land pursuant to mining easements (servidão minerária) granted by DNPM under the Mining Code upon request.

Exploration Permit holders must pay a fee for access to and use of the land to the landowner or possessor and must indemnify them against any damage to the property. These amounts may be freely negotiated between the parties, so long as DNPM is subsequently informed. In the absence of an agreement, after granting the Exploration Permit, DNPM will request a competent court to determine the amounts to be paid.

Absent a separate agreement, once a Mining Concession is granted, the land owner or possessor is entitled to receive monthly payments equal to 50% of the CFEM. Notwithstanding this compensation, indemnification for damages and a fee for occupation are still required in relation to areas dedicated to ancillary facilities.

Mining charges

Revenues from mining activities are subject to CFEM, which is paid to DNPM. DNPM, in turn, transfers the fee to the states, Federal District, municipalities, and the Federal Union. CFEM is assessed on a monthly basis based on the sales value of materials produced by the mine, net of taxes (ICMS, PIS and COFINS) and transportation and insurance expenses. When the produced materials are used in our internal industrial processes, CFEM is assessed based on the costs incurred to produce them. The rate to be applied varies according to the mineral product (currently between 0.2% and 3%).

During the exploratory phase, an annual tax per hectare is due to DNPM, which currently translates to R$2.36 per hectare for exploration authorizations granted for the first time and R$3.38 per hectare for exploration authorizations that have been renewed. These amounts are regularly adjusted by the DNPM.

In addition, some Brazilian states (such as Minas Gerais, Amapá, Pará and Mato Grosso do Sul) have recently enacted the Control, Monitoring and Supervision Tax related to the Exploration, Production, Exploitation and Utilization of Mineral Resources (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Recursos Minerários), a monthly inspection tax related to the transfer and commercialization of certain minerals within these states.

Other issues affecting mining activities

Since 2009, the Brazilian government has announced that a new mining regulatory framework would soon be established to replace the existing Mining Framework. Pursuant to circulars made available by the government and based on the previously proposed laws, it is expected that the new mining regulatory framework will create a new agency to replace the DNPM, a new formula for applying the CFEM and a potential increase of the CFEM rates, a bidding system for granting exploration licenses and mining concessions depending on the mineral type and the strategic and economical relevance of the mine, changes to the terms granted under the Mining Code (including a set term for the validity of mining concessions) and new terms and conditions for exploration licenses and mining concessions, including the potential creation of minimum investment targets for each stage of exploration.

Aggregate mining regulations in North America

In North America, we operate a number of limestone and aggregate pits and quarries, which are governed by provincial and municipal legislation in Canada, and by state, county and local legislation in the United States. The procedures, length of time, expense and risk involved in obtaining a new aggregate extraction permit vary significantly by local jurisdiction. In particular, the regulatory process in the Province of Ontario is relatively complex and costly.

Fuel storage

Any company that purchases fuel for its own activities and has facilities capable of storing over 15 cubic meters of fuel (including diesel) dedicated to the supply of mobile equipment, land vehicles, aircraft, vessels or locomotives is required to obtain prior permission from the National Petroleum Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or ANP, to build and operate such installations, pursuant to ANP Resolution Nº 12/2007.

Should a company fail to comply with the resolution’s provisions, penalties may apply, varying from fines to temporary, total or partial suspension of the facilities’ activities, cancellation of the facilities’ registration, and revocation of the authorization to operate.

Environmental Regulations

Environmental Liability

The Brazilian National Environmental Policy sets forth strict civil liability for environmental damages. The fact that the wrongdoer’s operations are licensed does not waive such liability. Under Brazilian law, legal entities and individuals directly or indirectly involved in the damaging or polluting activities are subject to joint and several liability.

Criminal liability also attaches to both individuals and legal entities that violate environmental laws. As a result, a legal entity’s officer, administrator, director, manager, agent or proxy may also be subject to criminal liability if he is negligent or commits environmental crimes. Settlement of civil and administrative proceedings does not prevent criminal prosecution. Freedom-restricting penalties (confinement or imprisonment) are often reduced to right-restricting penalties, such as community services.

Administrative penalties include daily fines, full or partial suspension of activities, right-restricting penalties, orders to redress damages, among others. Fine amounts range from R$50 to R$50,000,000. In addition to criminal and administrative sanctions, Brazilian environmental laws require the offender to repair or indemnify for damages caused to the environment and to third parties. Enforcement of fines may be suspended upon settlement with environmental authorities for damage redress. In the event of failure to redress damages or to pay fines, the corporate veil piercing doctrine may apply. Therefore, new stockholders may be held liable for environmental damages regardless of the fact that the stock acquisition took place after the damages or administrative infractions were committed.

Environmental Licenses

The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting minimum standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest, or which supplement federal or state laws.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that uses environmental resources, or is deemed actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, is subject to a prior licensing process.

The environmental licensing process, regulated by the Brazilian National Council for the Environment (Conselho Nacional do Meio Ambiente), or CONAMA, Resolution No. 237/1997 and by Complementary Law No. 140/2011, consists of a three-step system, in which each license is contingent upon the issuance of its precedent, as follows:

•

Preliminary License – Granted at a preliminary planning stage for the project, this license signals approval of its location, concept and environmental feasibility. It establishes the basic requirements to be met during subsequent implementation phases.

•

Installation License – This license authorizes the setting up of the enterprise, the construction of the enterprise based on the specifications set forth in the previous license, and the approved plans, programs and project designs, including environmental control measures.

•

Operating License – This license authorizes the operation of the enterprise upon compliance with the Preliminary and Installation Licenses, including any environmental control measures and operating conditions.

We attempt to periodically review all requests for renewal of our operating licenses. The maximum term for environmental licenses is five years for Preliminary Licenses, six years for Installation Licenses, and 10 years for Operating Licenses.

Occasionally, conflicts of jurisdiction arise between environmental licensing authorities when the proposed exploratory activities are located at a site that is regulated by more than one municipality or state, or is under the jurisdiction of both the state and federal governments. According to CONAMA Resolution No. 237/1997 and to Complementary Law No. 140/2011, the state government has jurisdiction in licensing facilities to be built within its territory, unless the environmental impacts spread across its borders. In those cases, the Brazilian federal government has licensing jurisdiction. In addition, municipalities have jurisdiction to license enterprises with strictly local impact. Nevertheless, projects must ultimately be licensed by a single federal entity, thereby avoiding licensing processes at different levels of government.

Notably, in addition to the general guidelines set by the Brazilian federal government, each state is legally competent to promulgate specific regulations governing environmental licensing procedures under its jurisdiction. Furthermore, depending on the level of environmental impact caused by the exploratory activity, the procedures for obtaining an environmental license may require assessment of the environmental impact and public hearings, which may considerably increase the complexity and duration of the licensing process and expose the exploratory activity to potential legal claims.

All of the renewal requests for environmental licenses must be submitted for consideration by the requisite environmental body at least 120 days prior to expiration. Under these circumstances, the validity of the license will be extended automatically until the environmental body has rendered a decision on renewal. In contrast, there is no guarantee of automatic extension if a request is submitted outside this period.

Failing to secure licenses or authorizations from the necessary environmental agencies for the construction, implementation, modification, expansion and operation of potentially pollutant activities and/or enterprises will subject the violator to criminal and administrative sanctions that may result in fines ranging from R$500 to R$10,000,000. Typically, maximum fines are only imposed when the absence of the appropriate license triggers a high environmental risk or may cause serious environmental damages. In addition to fines, violators may also be subject to penalties such as suspension of activities, deactivation and demolition, among others. These penalties are also applicable if a project developer fails to fulfill the conditions established in its environmental license. In light of this, we seek to obtain all environmental licenses required to the regular exercise of its activities.

In addition, all of our plants are in the process of renewing their ISO 9001 Certifications pursuant to international quality standards. The Salto de Pirapora, Itaú de Minas, Cantagalo, Rio Branco do Sul, Bowmanville, St Marys, Suwannee, Detroit and Charlevoix plants obtained ISO 14001 Certification for their environmental protection programs. We use advanced non-pollutant equipment and technologies, adhering to strict environmental management and social responsibility rules, and we were granted the ISO 14000 Standard System certification.

Registration with the Brazilian Institute of the Environment and Renewable Natural Resources

Every legal entity or individual involved in activities considered to have actual or potential polluting effects is required to enroll with IBAMA. Registration is also required for extraction, production, transportation and sale of products considered hazardous to the environment, including forest or fauna products or their byproducts. After registration, annual reports to IBAMA detailing the entity’s or individual’s activities are required.

Non-compliance with the registration requirement is subject to a R$9,000 fine. Failure to render annual reports is subject to fines ranging from R$1,000 to R$100,000.

Furthermore, our activities are subject to the payment of the Environmental Control and Monitoring Tax (Taxa de Controle e Fiscalização Ambiental), or TCFA, pursuant to IBAMA Ordinance Nos. 31/2009 and 06/2013. The amount due depends on the size of the company and on the intensity of the potential polluting effect of its activities, and ranges from R$200 to R$10,000 per year. Non-payment of the tax is subject to a 20% fine plus 1% monthly interest.

Regulations governing protected areas

Our activities are subject to environmental legislation governing protected areas, as described below.

A Permanent Preservation Area (Área de Preservação Permanente), or APP, is defined by law as the “protected area, either covered by native vegetation or not, with the environmental function of preserving water resources, the landscape, geological stability and biodiversity, facilitating gene migration of both fauna and flora, as well as protecting the soil and securing the well-being of human populations.” For this reason, these areas receive special protection. Areas designated as APPs include hill tops and areas bordering rivers or any streams and surrounding springs, even if intermittent.

Damaging or destroying forests or other forms of natural vegetation in an APP without the authorization from the necessary agency, as required, or in violation of the authorization obtained, is considered an administrative infringement. The sanction applicable to infringements is a fine ranging from R$5,000 to R$50,000 per hectare, or a fraction thereof. In addition, the removal of trees from an APP may be subject to a fine ranging from R$5,000 to R$20,000. The competent authorities may also suspend or demolish the works after taking into account the severity of the circumstances. These circumstances include (1) the reasons for the infringement and the consequences to public health and the environment, (2) the history of the violator regarding compliance with environmental legislation and (3) the economic conditions of the violator.

Additionally, in the event of suppression of the vegetation in an APP, the owner of the area, its possessor or occupant will be required to promote the vegetation’s regeneration.

A Legal Reserve (Reserva Legal), in turn, is defined as the area located inside a rural property designed to ensure sustainable use of the natural resources, the conservation of biodiversity and the protection of native fauna and flora. A Legal Reserve area does not include APPs, except where specifically provided by law.

The obligation to maintain a Legal Reserve is an encumbrance affecting the real property, and consequently its owner or possessor, irrespective of how the property was acquired. The Legal Reserve area must correspond to 20% of the total area of a rural property, except in the Amazon region (Amazônia Legal), where the percentage is 80% for the areas of forest biome and 35% for the areas of savannah biome.

Recently, the Rural Environmental Record (Cadastro Ambiental Rural), or CAR, was created, and Legal Reserves must now be registered with a municipal, state or federal environmental agency by enrolling in the CAR. The CAR is a nationwide electronic public registry that is mandatory for all rural properties and is aimed at gathering environmental information on rural properties and possessions, creating a database for environmental and economic control, and monitoring and planning in order to combat deforestation. If the legal reserve has been recorded, and the record sets forth the property’s perimeter and area location, then the owner will be exempted from providing this type of information in the CAR records. In that situation, the owner must submit the certificate of real property registration demonstrating the recording of the legal reserve or the signed commitment agreement to the relevant environmental authority.

Meanwhile, Conservation Units (Unidades de Conservação), or UCs, are territorial reserves created by federal, state and municipal governments. UCs may serve either purely conservational purposes by permitting no human interference, or may authorize sustainable use of natural resources. Examples of UCs include ecological stations, biological reserves, national parks and national forests, among others.

Any development within UCs must comply with the provisions of the legal instrument creating them, as well as those of their respective management plans. Moreover, any development in environmentally protected areas requires the prior consent of their managing agencies. Absence of such consent and failure to comply with rules governing the use of a UC, in addition to damaging it, is subject to several administrative and criminal sanctions, including fines up to R$10,000.

Regulation of pollution/contamination

Our activities are also subject to several environmental laws and regulations issued by governmental authorities regarding air emissions, discharge of elements, solid residues (including hazardous substances) and odors.

Final disposal of residues is a subject that directly affects both the environment and public health. Therefore, Brazilian legislation, specially the Solid Residues National Policy, outlined by Federal Law No. 12,305/2010, determines that transportation, management and final disposal of residues must not cause any damage to the environment or any harm to public health and welfare. Brazilian legislation regulates the segregation, collection, storage, transportation, treatment and final disposal of residues and also states that parties outsourcing these activities are joint and severally liable with contracted third parties.

Improper disposal of solid residues produced by our activities, as well as accidents resulting from the transportation of these residues, may cause soil and underground water contamination and give rise to the application of administrative and criminal sanctions. Administrative penalties applicable to any such improper disposal, whether it ultimately causes pollution or not, include suspension of work and fines up to R$50,000,000, among others. In general, the maximum pecuniary penalty is only imposed in case of severe damage to the environment. Notably, Brazilian law states that parties outsourcing disposal activities are jointly and severally liable for damages caused by third parties.

Adequate transportation, treatment and final disposition of a residue depend on its classification, and such projects are subject to prior approval by the necessary environmental agency. Importantly, residue treatment activities are subject to licensing, and companies contracted to perform these activities must demonstrate licenses in good standing.

The contamination of the soil and/or underground waters represents environmental liabilities that must be handled with caution, once the claim for the recovery of an environmental damage is not subject to status of limitation. In other words, the liability for an environmental damage does not expire by lapse of time.

The areas where pollution actually occurred through the disposal, accumulation, storage or infiltration of hazardous substances and residues are considered contaminated areas and deserve specific legal and technical expertise for being dealt with, since the current costs for remediation may be decisive in going forward or not with a site of industrial plant acquisition, for instance.

Areas considered “contaminated” include those where pollution is proven to be caused by the disposition, accumulation, storage or infiltration of substances or residues, with a negative impact on the protected property.

The owner of a contaminated property automatically undertakes the obligation to redress any environmental damages or correct adverse impacts, regardless of the causes of the contamination. In this sense, the owner of a property the soil or groundwater of which is contaminated by hazardous materials shall be subject to a notice of infringement issued by an environmental authority demanding the cleaning of the land, a circumstance that may entail significant expenditures. Nevertheless, should such liability reach the new owner, it may exercise its right of recourse against the person that has caused the environmental damage.

We have contaminated areas, as well as areas that are being monitored in the following municipalities: São Paulo, São Paulo; Cubatão, São Paulo; Sorocaba, São Paulo; Sobral, Ceará; and Xambioá, Tocantins.

In the State of São Paulo, we are subject to certain state laws and regulations governing the management of contaminated areas. State law holds the following legally, joint and severally liable for preventing, identifying and remediating contaminated areas: (1) the person who has caused the contamination and his successors; (2) the landowner; (3) the holder of surface rights; (4) the holder of effective possession; and (5) whoever directly or indirectly benefits therefrom.

Notably, remediation processes in Brazil involve intensive interaction with environmental agencies, which must approve all corrective measures and evaluate their effectiveness. These remediation processes may include: (1) the removal of the sources of contamination using excavation; (2) the treatment of material obtained to permit decontamination of the soil and underground water; and (3) the transfer of solid waste for treatment and final disposal at properly licensed units. In addition, the suspicion of contamination generally requires the following studies: (1) a preliminary evaluation; (2) a confirmatory investigation; (3) a detailed investigation; and (4) a risk analysis.

Once the need to remove an identified contaminant from an area is established, we may be required to present a remediation plan in accordance with applicable regulations. After the contaminated area is remediated, the environmental agency may monitor the efficiency and efficacy of such remediation.

Once the level of risk acceptable to human health has been reestablished, the environmental agency shall declare it a Remediated Area for a Declared Use, taking into account the site’s intended uses.

Archaeological and historical considerations

The Brazilian Constitution provides that the government and civil society are responsible for protecting Brazilian cultural heritage. Before we can begin work in areas with potential archeological sites and other areas of historical and cultural interest, we are required to secure authorization from the National Institute of Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional). Unauthorized interference with cultural, historical or archaeological areas is considered an administrative infraction subject to embargoes and fines ranging from R$10,000 to R$100,000.

Water resources

We must obtain and pay for the use of water rights. Pursuant to Federal Law No. 9,433/1997, the following activities require permission from public authorities: (1) deviation or capture of water existing in a body of water for the purpose of consumption, including public supply or production processes; (2) capture of water from an underground body of water for final consumption or production process; (3) disposal of sewage waste and other liquid or gaseous residues, whether treated or not, into a body of water for dilution, transportation or final disposal; (4) utilization of hydroelectric resources; and (5) other uses that alter the system, quantity or quality of the water existing in a body of water.

Every grant of water rights shall: (1) be conditioned to usage priorities established in water resource plans; (2) take into account the class to which the body of water pertains, as well as the maintenance of appropriate waterway transportation, if applicable; and (3) be issued by means of an act by the appropriate federal, state or federal district executive authority. The absence of a water right is considered an administrative infraction subject to sanctions such as warning, suspension of activities, or fines (one-time or daily) ranging from R$100 to R$10,000.

Carbon emissions and climate change

Climate change could adversely affect the technical requirements for our projects, the way in which we use our equipment and the way we render our services. Variations in weather caused by climate change may lead to postponements of project schedules, which in turn could lead to increased costs. Our inability to adapt our operations to climate change and maintain our quality standards may lead to a decrease in our revenues or our market share, adversely affecting our business and financial results.

The Brazilian Policy on Climate Change was instituted by the Federal Law No. 12.187/2009 and provides for the preparation of mitigation plans with specific emissions reduction targets for the following sectors: (1) energy; (2) transport; (3) transformation industry; (4) chemical industry; (5) paper and mill; (6) mining; (7) civil construction; (8) agriculture; and (9) health services.

The cement manufacturing process and mining activities require the combustion of large amounts of fuel and creates CO2 as a by-product of the calcination process. Accordingly, efforts to address climate change through other national, state and regional laws and regulations, as well as through international agreements, to reduce the emissions of GHGs, may directly affect our business and require us to, among other things, purchase allowances or credits to meet GHG emission caps, and purchase equipment to reduce emissions to comply with GHG limits or required technological standards.

Environmental Laws and Regulations in North America

In North America, we are subject to federal, state and local environmental laws and regulations in the United States and federal and provincial laws and regulations in Canada concerning, among other matters, air emissions, waste disposal and water discharge.

Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement or concrete products, contain chemical elements or compounds that are regulated. Examples include, among others, trace metals present in raw materials, finished products, CKD, and the ignitability of alternative fuels used as a primary or supplementary fuel substitute for non-renewable fossil fuels for our cement kilns. Currently, the CKD we generate is exempt from hazardous waste management standards under the United States Resource Conservation and Recovery Act, or the “RCRA”. In some of our facilities, we sell CKD for various beneficial uses, including use as a potash/lime substitute in agriculture. Although we use hazardous materials such as motor vehicle fuels, lubricants, solvents and chemicals, as well as materials designated or characterized as “hazardous waste” by the EPA, we do not use any designated hazardous waste as fuel for cement production at our cement plants. As a result, we need to ensure that our employees comply with the more exacting requirements of applicable environmental laws and regulations related to these activities. The failure to observe these exacting requirements could jeopardize our hazardous waste management permits and, under certain circumstances, expose us to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to hazardous substances.

In recent years, we have introduced the use of alternative fuels at some of our cement plants. In each case, we comply with all applicable permitting requirements.

In the United States, the EPA has finalized new standards for Portland cement, the National Emission Standards for Hazardous Air Pollutants, introducing stricter controls for substances emitted in cement production such as mercury, total hydrocarbons, hydrochloric acid and particulate matter. These standards come into effect in 2015, and we are well positioned, in relation to our competitors in North America, to achieve compliance with the new regulations. Additionally, the EPA has recently introduced a Federal Implementation Plan to impose BART on our Charlevoix cement plant that establishes stricter controls for nitrous oxides. We have submitted a response to the EPA stating that the Charlevoix plant is not subject to BART, amongst other statements, a position that is supported by the State of Michigan. The EPA is reviewing our submissions, and we will take legal action, if necessary, to avoid application of the plan to introduce BART, which would require significant capital expenditures to achieve compliance. See “Legal Proceedings—Material Civil and Environmental Liabilities and Contingencies—Charlevoix—Best Available Retrofit Technology.”

We intend to comply with all legal requirements regarding environmental and health and safety matters, but as many of these requirements are subjective and therefore not quantifiable, are presently not determinable, or are likely to be affected by future legislation or rulemaking by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our business, results of operations or financial condition. Notwithstanding our intention to comply with all legal requirements, if injury to persons or damage to property or contamination of the environment has been or is caused by the conduct of our business or by our use, generation, or disposal of hazardous substances or waste, we may be liable for such injuries and damages, and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material, and we may incur material liability in connection with possible claims related to our operations and properties under environmental, health and safety laws.

Future regulations & expenditures

We further strive to comply with all environmental laws and regulations. However, we cannot anticipate if compliance with existing or future environmental laws and regulations may demand significant capital expenditures. Accordingly, we cannot guarantee that the application of more stringent environmental regulations in the future will not result in our incurrence of significant additional expenses.

Antitrust regulations

Law 12.529/11, or the New Antitrust Regime, entered into force on May 29, 2012, and established new rules with respect to the Brazilian antitrust system. Under the new system, as amended by the Interministerial Ordinance no. 994 of May 30, 2012, a merger filing is mandatory when one of the economic groups involved in a transaction has gross revenues in Brazil of at least R$750,000,000 and one of the other economic groups involved in the transaction has gross revenues in Brazil of at least R$75,000,000 in the fiscal year prior to the transaction.

The New Antitrust Regime has adopted a pre-merger control system, under which parties are prevented from consummating the transaction prior to receiving clearance from the CADE. Accordingly, CADE’s clearance is a condition precedent to closing. Parties that close a transaction before receiving CADE’s approval or that engage in gun jumping will be subject to fines ranging from R$60,000 to R$60,000,000.

However, Law 8.884/94, or the Old Antitrust Regime, which was in force until May 28, 2012, set forth different thresholds for merger control filings in Brazil. Under the Old Antitrust Regime, a merger filing was deemed to be required whenever: (1) one of the economic groups involved in the transaction had gross revenues in Brazil in excess of R$400 million on its last income statement; or (2) the resulting company had at least a 20% share in a given relevant market. The merger control filing system was post-merger, i.e., filing could be submitted after closing and the parties were not prohibited from consummating the transaction before CADE’s clearance.

In the event the transaction met any of the thresholds set forth by the Old Antitrust Regime and the parties failed to submit it, they would be subject to the payment of a fine for late filing ranging from 60,000 Tax Reference Units (Unidade fiscal de referencia), or UFIRs, to 6,000,000 UFIRs (R$63,846 to R$6,384,600). The statute of limitations was five years, meaning that CADE had five years to impose any fine if the parties take any measure to consummate the transaction.

The Old Antitrust Regime sets forth fines and other non-monetary penalties for antitrust violations. Companies found guilty will be subject to fines ranging from 1% to 30% of its annual gross revenues in the year prior to the commencement of the administrative proceeding, excluding taxes. Moreover, directors and officers of any companies that were involved in the conduct may also be investigated and, if found guilty, would be subject to fines ranging from 10% to 50% of the fine applicable to the legal entity.

Under the New Antitrust Regime, antitrust violations are punishable with fines ranging from 0.1% to 20.0% of the company’s, group’s or conglomerate’s revenues in its “line of activities” in the fiscal year prior to the commencement of the administrative proceeding. A company’s executives are subject to penalties ranging from 1% to 20% of the fine imposed on the company. Non-monetary penalties such as publication of the summary decision in a newspaper, ineligibility to contract with official financing institutions or participate in competitive bidding with government agencies, spin-off of the company, transfer of corporate control, sale of assets or partial cessation of its activity, among others) can also be applied under the New Antitrust Regime.

However, under the Old Antitrust Regime, antitrust violations were punishable with fines ranging from 1.0% to 30.0% of the gross sales of the company (or all companies of the group which might benefit from the violation in the fiscal year prior to the commencement of the administrative proceeding).

Therefore, for those administrative proceedings which were initiated when the Old Antitrust Regime was in force, it could be expected, according to Brazilian Law, that the least severe provision between the two laws (the old and the new one) would be applied to the defendants in such proceedings. It is difficult, at this early stage of the New Antitrust Regime, to foresee which provision will prevail, according to the Brazilian antitrust authorities’ understanding.

Notably, transactions executed under the Old Antitrust Regime (i.e., up until May 28, 2012) are subject to the rules set forth by the Old Antitrust Regime, while the transactions under the New Antitrust Regime are subject to the new regulation indicated above.

Anti-dumping regulations

Anti-dumping in Brazil is governed by Federal Decree No. 1,602, of August 23, 1995. This law establishes detailed rules and general procedures for the initiation of anti-dumping investigations and for the application of anti-dumping measures against products imported into Brazil at dumped prices.

Upon receipt of a petition from a domestic industry, the Department of Commercial Defense, or DECOM, of the Secretary of International Trade, or SECEX, of the Ministry of Development, Industry and Foreign Trade will conduct an administrative anti-dumping investigation. Once DECOM’s investigation is complete, SECEX will issue a final decision, published in the Official Gazette, on whether grounds exist to apply an anti-dumping measure, and if such grounds exist, applying such a measure.

Once applied, anti-dumping measures will last for as long as the measures are deemed necessary to protect the domestic industry against threats or damages arising from the import of the dumped products, or in any case for a minimum of five years as of the date of the measures’ application or the date of the last review of such measures’ terms.

Labor regulations

According to Brazilian law, the execution of a written employment agreement governing an employment relationship is not required, though it is a common procedure for Brazilian companies. In the absence of a written employment agreement, employment relationships are governed by the Brazilian labor laws and the interpretation of such laws by the labor courts.

In the event the parties choose to execute an employment agreement, it may be executed for either a limited or unlimited term.

Except as otherwise stipulated in the employment agreements or collective bargaining agreements (but only for less hours), regular working hours are limited to 44 hours per week and 8 hours per day. Employees working more than the legal working hours or more than the working hours set forth in their employment agreements, are entitled to get paid for the corresponding overtime hours, increased by, at least 50% (or 100% if the overtime work occurs during the employee’s weekly day-off or holidays), unless otherwise agreed upon in any employment agreement or collective bargaining agreement (but only for higher percentages).

For each continuous period of work exceeding six hours, an interval for rest and a meal of at least one hour must be granted, which is not included in the working hours and, therefore, does not need to be compensated. There must also be at least 11 hours between two daily shifts.

Occupational Health and Safety

Brazilian rules concerning safety and medical procedures related to the work environment state that no workplace can start its activities without previous inspection by the competent authorities.

Companies are obligated to provide and maintain specialized services related to health and safety procedures in the workplace. Companies are also requested to draft specific documents, such as an Environmental Risk Prevention Programs (Programa de Prevenção dos Riscos Ambientais), or PPRA, an Occupational Health and Medical Control Program (Programa de Controle Médico de Saúde Ocupacional), or PCMSO, a Work Environmental Conditions Technical Report (Laudo Técnico de Condições Ambientais do Trabalho), or LTCAT, and also an Ergonomic Report.

Notably, under Regulatory Rule No. 5 issued by the Ministry of Labor and Article 163 of the Labor Code, the implementation of an Internal Accident Commission for Prevention of Accidents (Comissão Interna de Prevenção de Acidentes), or CIPA, may be mandatory depending on the number of employees and the type of activities performed by the company.

Tax Incentives

We benefit from certain tax incentives granted by authorities of the Brazilian states where our plants are located, which are mainly related to ICMS levied by the states and reduce income tax. The following is a description of our most significant tax benefits.

FDI - Establishment of Sobral - CE

The Industrial Development Fund of Ceará (State Law No. 10,367 of December 7, 1979 and State Decree No. 29,183 of February 8, 2008), or FDI Program, is a program created by the State of Ceará in order to promote the development of industrial activities in the State through tax and financial benefits. The FDI Program seeks the development, expansion, modernization, diversification or business recovery, through fiscal and financial incentives. Under this program, we benefit from the following tax incentives until September 12, 2016: (1) deferral of ICMS imposed on the import of fixed assets and raw material; and (2) financing of 75.0% of the ICMS imposed on the sales of manufactured products with payment of 25% of this amount starting after 36 months.

PRO-DF II - Establishment of Sobradinho - DF

The Program for Development of the Federal District (District Law No. 3,196 of September 29, 2003 and District Decree No. 24,430 of March 2, 2004), or Pró DF-II was created to promote the economic and social development of the Federal District. Under this program, since August 2, 2010 we are beneficiary of advances made from a government-administered fund in the amount of 70.0% of the ICMS imposed on the sales of goods we manufacture. Therefore, we collect only 30.0% of the ICMS due. These advances must be repaid in up to 300 months from the date of the release of the advance and each advance must be repaid with monetary adjustment and interest on the outstanding amount at a rate of 0.2% per month.

PRODIC - Establishment of Porto Velho - RO

The Industrial, Commercial and Mineral Development Program of Rondônia State (State Law No. 61 of July 21, 1992 and State Law No. 1,558 of December 26, 2005), or PRODIC, was created to promote the development, expansion and modernization of State of Rondônia through tax and financial benefits. Under this program, we benefit from the following tax incentives until May 30, 2018: (1) presumed credit of 85.0% of the ICMS; (2) deferral of the ICMS imposed on the import of raw material without a similar material in the national market; and (3) 50.0% reduction in the calculation basis of ICMS on the acquisition of electricity and interstate transport and communication services.

Competitive Paraná Program - Establishment of Rio Branco do Sul - PR

The Competitive Paraná Program (State Decree No. 630, of February 24, 2011) was created to promote industrial development of the State of Paraná, through tax and financial benefits.

In connection with this program, we requested and obtained on December 5, 2011 the application of a special regime under which we benefit from the following tax incentives indefinitely:

•

payment of the incremental ICMS (increase due to tax benefits) imposed on sales of manufactured goods in two installments: 10.0% in the subsequent month after the taxable event and 90.0% after eight years with monetary adjustment;

•	deferral of the ICMS imposed on electricity and natural gas acquisitions for eight years;

•	suspension of payment of the ICMS imposed on the import of fixed assets acquisitions by means of registering of credit and debt in our tax books;

•	suspension of payment of the ICMS imposed on the intrastate and/or interstate acquisition of fixed assets;

•	suspension of the ICMS imposed on the import of raw material, intermediate material and packing material until the output of industrialized products;

•	possibility of transferring ICMS credits accumulated in our tax books to another taxpayer enrolled with the State of Paraná; and

•	possibility of receiving ICMS credits accumulated in tax books of another taxpayer enrolled with the State of Paraná.

PSDI - Establishment of Laranjeiras - SE

The Industrial Development Program of Sergipe (State Law No. 3,140 of December 23, 1991), or PSDI, was created to promote the social and economic development of the State of Sergipe through tax and financial benefits. In connection with this program, we requested and obtained the application of a special regime under which we benefit from the following tax incentives until June 30, 2016: (1) deferral of ICMS imposed on the import of raw material to be used exclusively on our manufacturing process and (2) payment of only 8.0% of incremental ICMS imposed on additional production sales of manufactured goods.

PROINDUSTRIA – Industrial Development of Tocantins - Establishment of Xambioá - TO

Program of Directed Industrialization (State Law No. 1,385 of July 9, 2003), or PROINDÚSTRIA, is a program created by the State of Tocantins in order to promote the development of industrial activities in the State, through tax and financial benefits.

In connection with this program, we requested and obtained on April 16, 2008 the application of a Special Regime under which we benefit from the following tax incentives until February 26, 2013:

•	we pay an effective tax rate of 2.0% of ICMS imposed on sales of manufactured goods;

•	we are exempt from the ICMS tax substitution on goods or services to be used in the process of production, manufacturing, processing or handling;

•

we are exempt from the ICMS imposed on the import of raw material (including semi-finished or finished products and goods for packing) and fixed assets without similar in state market to be used exclusively in our manufacturing process: and

•	we are exempt from the ICMS imposed on the interstate acquisition of fixed assets.

Income tax incentives - SUDAM and SUDENE - Establishments of Xambioá – TO, Caucaia – CE, Sobral – CE, Laranjeiras – SE, Nobres – MT, Porto Velho – RO and Barcarena - PA

Some of our plants are beneficiaries of income tax incentives granted by the Superintendency for the Development of the Northeast (Superintendência do Desenvolvimento do Nordeste), or SUDENE, and by the Superintendency for the Development of the Amazon (Superintendência do Desenvolvimento da Amazônia), or SUDAM, Brazilian governmental agencies created to stimulate economic growth in the Northeast and North regions of Brazil, respectively. These incentives correspond to a reduction of 75.0% of income tax calculated based on income from exploitation activities. Income from exploitation activities is the net operational revenue before deduction of income tax, adjusted by the additions and exclusions imposed by Brazilian tax regulations. These benefits have different starting dates (from 2006 to 2011) and all of them are valid for 10 years.

MANAGEMENT

Board of Directors

Our board of directors is responsible for managing our affairs and determining our short- and long-term policies in accordance with our bylaws and Brazilian corporate law.

Pursuant to our bylaws, our board of directors must be composed of five to nine members and an equal number of alternates, 20% of whom must be independent directors in accordance with the BM&FBOVESPA’s Level 2 Segment requirements and our bylaws, or in accordance with Brazilian corporate law. Pursuant to our bylaws and Brazilian corporate law, our directors are elected by the general meeting of our shareholders, which also determines the aggregate remuneration of our management. Members of our board of directors are appointed for a two-year term and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. In case of absence or temporary disqualification of a member of our board of directors, he must be represented by his alternate. If there are no alternates, the board of directors shall continue to function with the remaining board members, provided that there are a minimum number of board members that allow proper functioning by the board of directors. In a case of permanent absence of a member of our board of directors, the remaining directors shall then elect a new director, who shall be in office until the following extraordinary general meeting of our shareholders, which shall elect a new board member. Pursuant to our bylaws, members of our board of directors cannot also act as members of our senior management.

The following table sets forth our directors and alternate directors, and their respective positions as of the date of this prospectus. Our directors were elected at an extraordinary shareholders’ meeting held on April 5, 2013, and their term expires at our annual shareholders’ meeting to be held in 2015.

Name	Age	Position
Raul Calfat	60	Chairman of the Board
João Carvalho de Miranda	50	Vice-Chairman of the Board
José Ermirio de Moraes Neto	60	Director
Fabio Ermirio de Moraes	51	Director
Alexandre Silva D’Ambrósio	50	Director
José Écio Pereira da Costa Junior	61	Director (1)
José Roberto Ermirio de Moraes	55	Alternate
Cláudio Ermirio de Moraes	48	Alternate
Clóvis Ermirio de Moraes Scripilliti	54	Alternate
Mario Antonio Bertoncini	45	Alternate
Maria Leticia de Freitas Costa	53	Alternate(1)
Edward Ruiz	63	Alternate(1)

(1)	Independent director.

The business address of our directors is Praça Professor José Lannes, 40 – 9th floor, São Paulo, State of São Paulo, Brazil.

We present below a brief biographical description of each member of our board of directors:

Raul Calfat. Mr. Calfat was appointed as Chairman of our Board of Directors in April 2013. He has been VID’s Chief Executive Officer since January 2012. Between January 2004 and January 2012, he served as VID’s General Director for all of its industrial businesses (including cement, pulp and paper, zinc, nickel, long steel, orange juice, chemicals and energy) and since January 2006, for the corporate area of VID. Mr. Calfat has also served as member of the board of directors of Bracelpa and of Fibria Celulose S.A, or Fibria, since 2009. He was also a member of the board of directors of Aracruz (the predecessor of Fibria) since 2004. He served as Vice President of Bracelpa from 1996 to 2003 and President of the Pulp and Paper Association of São Paulo from 1993 to 1995. He graduated from Fundação Getúlio Vargas with a bachelor’s degree in business administration. He also completed the management development program for senior executives at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

João Carvalho de Miranda. Mr. Miranda was appointed as Vice-Chairman of our Board of Directors in April 2013. He has been Chief Financial Officer and Chief Investor Relations Officer of VID since March 2009 and a member of the board of directors of Fibria since November 2009. He was the Executive Vice-President of Banco Citibank S.A. in Brazil from 2006 until 2009. He was also, from 2004 to 2006, the CEO of Citibank N.A. in Chile, and, from 1998 until 2004, the Head of Corporate Bank of Citibank in Brazil. Mr. Miranda is an economist and graduated from Pontifícia Universidade Católica do Rio de Janeiro and attended the masters of science in administration program at COPPEAD - Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro where he also completed an extension course at the Wharton School of the University of Pennsylvania.

José Ermirio de Moraes Neto. Mr. Ermirio de Moraes Neto was appointed as a member of our Board of Directors in April 2013. He has been a member of the board of directors of VPar since October 2001. He has also been President of the board of directors of Votorantim Finanças since August 2000, President of the board of directors of Banco Votorantim since February 1991, and President of the deliberative board of Instituto Votorantim since March 2003. He was also an officer and President of Indústrias Votorantim S.A. He graduated with a degree in business administration from Fundação Getúlio Vargas.

Fabio Ermirio de Moraes. Mr. Ermirio de Moraes was appointed as member of our Board of Directors in April 2013. He currently serves as a member of the board of directors of VPar. He began working for the Votorantim Group in April 1985 and has served as Vice President of Votorantim Cimentos S.A. and Chief Executive Officer of Cia. Cimento Portland Itaú, Cimentos Tocantins S.A.. He graduated with a degree in mechanical engineering from the Fundação Armando Álvares Penteado – FAAP and a master’s degree in business administration from Fundação Getúlio Vargas.

José Écio Pereira da Costa Junior. Mr. Pereira da Costa Junior was appointed as an independent member of our Board of Directors in April 2013. He currently also serves: on the audit committee of VID; as an independent director of Fibria Celulose S.A., where he served as chairman of the audit committee from December 2009 until March 2013; as a director and chairman of the audit committee of Gafisa S.A.; and as a director of BRMalls S.A., Princecampos Participações S.A. and the Brazilian Institute of Financial Executives – Paraná (Instituto Brasileiro de Executivos de Finanças – Paraná). Since December 2007, Mr. Pereira da Costa Junior has worked as a business management consultant with JEPereira Consultoria em Gestão de Negócios, which he founded. Previously, he worked from June 1986 until May 2002 as an audit partner with Arthur Anderson in Brazil, and as an audit partner with Deloitte Touche Tohmatsu in Brazil from June 2002 until June 2007, when he retired from Deloitte. Mr. Pereira da Costa Junior graduated with a degree in business administration from Fundação Getúlio Vargas, and a degree in accounting from the University of São Judas Tadeu.

Alexandre S. D’Ambrosio. Mr. D’Ambrosio was appointed as member of our Board of Directors in April 2013. He has served as Chief Corporate Officer of VPar since June 2003, and as a member of the board of directors of Fibria since November 2009. He also serves as Chief Legal Officer of VPar. Prior to joining the Votorantim Group, Mr. D’Ambrosio served from 2001 through 2003 as Vice President for Legal and Corporate Affairs of Global Village Telecom Ltda. – GVT. He previously practiced corporate law in the United States from 1986 through 1996, as an associate and partner at major law firms in Washington, D.C. and New York City. He is licensed both as a Brazilian and U.S. lawyer and member of the Ordem dos Advogados do Brasil (OAB-São Paulo), the District of Columbia Bar, and the Court of International Trade in New York. He graduated from the University of São Paulo (LL.B ‘84), from Harvard Law School (LL.M ‘86) and from the National Law Center of George Washington University (MCL ‘89).

José Roberto Ermirio de Moraes.. Mr. Ermirio de Moraes was appointed as an alternate member of our Board of Directors in April 2013. He currently serves as Vice President of the board of directors of VPar. He served on the board of directors of Aracruz from 2002 to 2004 and is currently a member of the Strategic Board of IEDI – Instituto de Estudos para o Desenvolvimento Industrial and the higher strategic board of industry of FIESP – Federação das Indústrias do Estado de São Paulo. From 1980 until 2005, he was also the President of Votocel Filmes Flexíveis Ltda. From 1984 until 2000, he was an officer of Votorantim Indústrias S.A. From 1989 until 2000, he worked as President of VCPS. He was the President of Cimento Rio Branco S.A. and Cimento Gaúcho from 1980 until 1989. Mr. Ermirio de Moraes graduated with a degree in metallurgical engineering from the Faculdade de Engenharia da Fundação Armando Álvares Penteado – FAAP, and completed a university extension course in production engineering at Fundação Vanzolini (Universidade de São Paulo).

Cláudio Ermirio de Moraes. Mr. Ermirio de Moraes was appointed as an alternate member of our Board of Directors in April 2013. He currently serves as a member of the board of directors of VPar. In December 1987, he became an assistant to the board of directors of the company. In 1989, he became the President of Citrovita Agroindustrial. He was a trainee at Nitro Química from 1985 until 1987, developing several projects related to nitrocellulose and project SO2 and participating in several training programs at the company’s plants. He graduated with a degree in chemical engineering from the Fundação Armando Álvares Penteado – FAAP.

Clóvis Ermirio de Moraes Scripilliti. Mr. Ermirio de Moraes Scripilliti was appointed as an alternate member of our Board of Directors in April 2013. He currently serves as a member of the board of directors of Hejoassu Administração S.A., and is a member of the board of directors of VPar. He has worked with the Votorantim Group since 1980.

Mario Antonio Bertoncini. Mr. Bertoncini was appointed as an alternate member of our Board of Directors in April 2013. He has served as Chief Treasury Officer of VID since 2011. He has also served as an alternate member of the board of directors of Fibria since October 2011. He previously served as Regional Officer of Large Corporate Division at Banco Itaú BBA S.A. from 2009 until 2011 and as Regional Officer of the Large Corporate Division at Itaú Unibanco S.A. in Rio de Janeiro and São Paulo from 2005 until 2009. Mr. Bertoncini received a degree in business administration from Fundação Getúlio Vargas and a master’s degree in business administration from The Wharton School of the University of Pennsylvania.

Maria Letícia de Freitas Costa. Mrs. Freitas Costa was appointed as an alternate member of our Board of Directors in April 2013. She currently also serves as an independent member of the boards of directors of Localiza Rent a Car S.A., Marcopolo S.A. and Techint S.A. She is a partner at Prada Assessoria, a company dedicated to corporate consulting, and she is also a coordinator of non-degree post-graduate studies at Insper (Centro de Pesquisa em Estratégia do Insper) in São Paulo. She began her career as a systems analyst at Indústrias Villares. In 1986, she joined Booz Allen Hamilton, now Booz & Company, where she worked until 2010, and where she served as President of Brazilian Operations from 2001 until her retirement in 2010. She previously served as an independent member of the boards of directors of Sadia S.A. until 2011, and of Gafisa S.A. in 2012. She graduated in Production Engineering from the Polytechnic School of the University of São Paulo (Universidade de São Paulo), and also obtained her MBA from the Johnson School at Cornell University.

Edward Ruiz. Mr. Ruiz was appointed as an alternate member of our Board of Directors on April 30, 2013. He also serves as an independent member of the board of directors of the transport and logistics company Trafti Logística S.A. in Sao Paulo. Until his retirement from Deloitte in May 2012, Mr. Ruiz was a partner with Deloitte Brazil, responsible for technical matters relating to IFRS and prior to that, Brazil’s Capital Markets Group. He previously, worked in the financial departments of PepsiCo and JP Morgan in the United States. He began his career at Arthur Young & Company. A specialist in US GAAP and International Financial Reporting Standards, he has significant experience with SEC reporting, PCAOB standards and conversion of financial statements between different international accounting standards, and has led teams working on a variety of IPOs and other public offerings. Mr. Ruiz holds a bachelor’s degree in business administration and accounting from Pace University in New York, and is finalizing an international executive MBA from the FIA Business School in São Paulo. He became a Certified Public Accountant in 1972, holds a certificate of specialization in IFRS from the Association of Chartered Certified Accountants, or ACCA, is a candidate for a degree in IFRS specialization from ACCA, and holds a IBGC certificate from the Course for members of boards of directors (Curso de Conselheiros de Administração).

Senior Management

We have a global senior management team and three regional teams for our operations in: (1) Brazil (including other South American countries); (2) North America; and (3) Europe, Africa and Asia. Each regional team has a senior management structure that adheres to the structure of our global senior management team.

Our members of the global senior management are currently as follows:

Name	Year of Birth	Position
Paulo Henrique de Oliveira Santos	1958	Chief Executive Officer
Lorival Nogueira Luz Junior	1971	Chief Financial and Investor Relations Officer
To be appointed		Head of Brazilian and other South American Operations
Martin Fallon	1964	Head of North American Operations
Erik Madsen	1953	Head of European, African and Asian Operations
Luiz Alberto de Castro Santos	1951	Head of Strategic Investments and Corporate Affairs
Edvaldo Araújo Rabelo	1958	Chief Technical Support Officer
Sidney Catania	1967	Chief of Internal Audit, Risk Management and Compliance

The business address of the members of our management team in Brazil is Praça Professor José Lannes, 40 – 9th floor, São Paulo, State of São Paulo, Brazil.

We present below a brief biographical description of each member of our global senior management:

Paulo Henrique de Oliveira Santos. Mr. Oliveira Santos was appointed as our Chief Executive Officer in December 2012. He previously acted as Business Development Officer of VID and Chief Executive Officer of Votorantim Novos Negocios and Executive Officer of Votorantim Energia. He has held several positions at Votorantim Industrial, including Chief Financial Officer of VMSA between June 1996 and March 2000 and Executive Director of Banco Votorantim responsible for corporate finance between March 1993 and May 1996. In addition to Banco Votorantim, he worked for eight years in several positions in the banking industry in Brazil and abroad from treasury to international corporate finance. Mr. Oliveira Santos also worked at Brasilpar, where he served as Chief Financial Officer between May 1988 and June 1989. He is currently an alternate board member at Fibria and a board member at Tivit S.A. He graduated with a degree in Engineering from the Faculdade Engenharia Industrial and a specialization course in Business Administration from Fundação Getúlio Vargas. He also attended the OPM - Owners, President, Management Program at Harvard Business School.

Lorival Nogueira Luz Junior. Mr. Luz is our Chief Financial and Investor Relations Officer. Prior to joining Votorantim Cimentos, he was the Chief Financial and Investor Relations Officer of CPFL Energia S.A. and the Chief Financial Officer of CPFL Paulista, CPFL Piratininga, CPFL Geração, RGE and other subsidiaries of CPFL Energia S.A. During 2010 and 2011, he worked at Votorantim Industrial as Chief Treasury and Investor Relations Officer. During 2008 and 2009, he was the Chief Financial and Investor Relations Officer of Estácio Participações. Prior to that, Mr. Luz worked for 17 years at Citibank, in several positions, including Corporate Bank Chief of Staff, Relationship Senior Manager, Senior Treasury Manager, Loan Portfolio Manager and Analyst of the Controller Department in Brazil. He was also the Chief Treasury Officer of Credicard and Banco Citicard. He graduated with a degree in Business Administration from Fundação Armando Álvares Penteado – FAAP and has completed several specialization courses in Brazil and abroad.

Martin Fallon. Mr. Fallon is the Head of our North American Operations. He is also the Chief Executive Officer of VCNA since 2012 and President of Suwannee, a position which he has held since 2008. Between 2007 and 2012, he was VCNA’s Vice President of Business Development. Mr. Fallon has worked for our company since January 2003, when he rejoined Votorantim Industrial as President of Sales for St. Marys. He previously worked for Blue Circle Cement and Lafarge North America, where he began his career as Syracuse NY Terminal Manager in 1990. Mr. Fallon has been Chairman of the Cement Association of Canada since July 2012 and Chairman of the Florida Concrete & Products Association since June 2012. He graduated with a certificate in Mechanical Engineering Maintenance from Bolton Street College of Engineering in Dublin, Ireland, in 1986 and completed the Harvard Business School General Management Program in 2011.

Erik Madsen. Mr. Madsen has been the Head of our European, African and Asian Operations since 2012. He has been with our company since January 2004, when he joined us as Head of Mergers & Acquisitions. He previously led VCNA as President and Chief Executive Officer from 2005 to 2012 and currently serves as the Chief Executive Officer of VCEAA. Prior to joining us, he worked for 25 years at FLSmidth & Co., serving as Executive Vice President. Mr. Madsen graduated with a M.Sc. in Chemical Engineering from the Technical University of Denmark in 1977 and has completed various business schools programs in London, France, United States, Switzerland and Denmark since 1985.

Luiz Alberto de Castro Santos. Mr. de Castro Santos is our Head of Strategic Investments and Corporate Affairs. Over the past 36 years, he has held various positions in our company, including head of cement operations, manager of production control, manufacturing manager, administrative director, regional superintendent and commercial director. Mr. de Castro Santos began his career in the chemical industry with Poliquima Industrial, after which he began working for Cimento Portland Itaú a Votorantim Industrial company. He graduated with a degree in production engineering from the Escola Politécnica of the University of São Paulo.

Edvaldo Araújo Rabelo. Mr. Araújo Rabelo is our Chief Technical Support Officer. He began working as a trainee at Cimento Portland Itaú in 1982 and has since served as manager, controller and plant manager. He served as one of VID’s officers from 2000 until 2003 and as vice president of operations of VCNA from 2003 until 2006. He graduated with a degree in chemical engineering from the Universidade Federal de Minas Gerais in 1982, and he received an international master’s degree in business administration from FEA of the University of São Paulo in 1995. He also completed a course at Harvard University’s general management program in 2006.

Sidney Catania. Mr. Catania is our Chief of Internal Audit, Risk Management and Compliance and also has been the chief financial officer for our Brazilian operations since May 2008. He has held various positions at Votorantim Industrial since joining in 1997, including as corporate controller and treasurer of Votocel Filmes Flexíveis between 1997 and 2001 and corporate controller and treasurer of Fibria between 2001 and 2007. He began his career at PricewaterhouseCoopers in 1986 as a trainee. He graduated with a degree in Economy from Mackenzie University in 1992 and a post-graduate degree in Business Administration from the University of São Paulo in 2001.

Committees of our Board of Directors

Our board of directors will have a statutory audit committee. We expect our board of directors to have such other committees as it may determine from time to time. We expect each of the standing committees of our board of directors to have the composition and responsibilities assigned to them by our board of directors.

Audit Committee

Our statutory audit committee may be composed of three to five members. On May 10, 2013, our board of directors established a statutory audit committee composed of three members. The Chairman of our audit committee is Mr. José Écio Pereira da Costa Junior and the other members are Mr. Edward Ruiz and Ms. Maria Letícia de Freitas Costa, each of whom our board of directors has determined is financially literate. Our board of directors has also determined that each member of our audit committee is “independent” under the regulations of the BM&FBOVESPA and SEC. Our audit committee qualifies as a statutory audit committee in accordance with the CVM regulations. In addition, our board of directors has designated Mr. José Écio Pereira da Costa Junior as the audit committee’s financial expert.

Our audit committee’s primary responsibilities will be to assist the board of directors’ oversight of: our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditor; and our internal audit function. We adopted an audit committee charter defining this committee’s primary duties in a manner consistent with the rules of the SEC, CVM, Level 2 segment of the BM&FBOVESPA and market standards.

Because foreign private issuers are subject to domestic legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by Brazilian corporate law, our audit committee, unlike the audit committee of a U.S. issuer, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our audit committee makes recommendations regarding the appointment of our independent auditors, which are subject to a vote of the board of directors.

Fiscal Council

According to Brazilian corporate law, a fiscal council (Conselho Fiscal), if constituted, must be a body independent of the company’s management and external auditors. The main responsibility of the fiscal council is to oversee the activities of company’s management and to analyze the financial statements. According to our bylaws, whenever appointed, it must consist of three to five members, with an equal number of alternates.

The fiscal council cannot include members of our board of directors, our senior management or employees, members of the board of directors or senior management, or employees of any company that we control or that is under common control with us, or spouses or relatives of our management.

Under Brazilian corporate law, each member of the fiscal council is entitled to receive as compensation an amount equal to at least 10.0% of the average salary paid to the each of company’s board of executive officers excluding fringe benefits, allowances, and profit sharing arrangements.

We currently do not have a fiscal council.

Code of Business Conduct and Ethics

We are currently subject to VID’s code of business conduct and ethics and we expect our board of directors to adopt its own code of business conduct and ethics. Our code of business conduct and ethics will be applicable to our employees, directors and officers and will meet the standards of the NYSE.

Corporate Governance Guidelines

We expect our board of directors to adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE applicable to foreign private issuers.

Transactions in which Officers or Directors have a Conflict of Interest

Brazilian corporate law prohibits a director or officer from:

•

performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by our board of directors or our executive board;

•

receiving any type of direct or indirect personal advantage from third parties, by virtue of the director’s or officer’s position, without authorization pursuant to our bylaws or by a resolution of a general shareholders’ meeting;

•

borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of another company in which the director or officer has an interest or for the benefit of a third party, without the prior approval of resolution of a general shareholders’ meeting or our board of directors;

•	taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•

using, for the director’s or officer’s own benefit or for the benefit of third parties, with or without prejudice, commercial opportunities made known to him as a result of his participation in our management;

•	failing to exercise or protect our rights or, for the purposes of obtaining benefits for him or third parties, missing business opportunities for us;

•	purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities, or that we may intend to acquire; or

•

making use of any material information not disclosed to the market which could affect the trading of our securities or from taking, for the director’s or officer’s own benefit or for the benefit of third parties, advantage through the purchase or sale of securities.

Compensation

Senior Management

Our senior management receives compensation for the services they provide to us. The aggregate cash compensation paid to our senior management in 2012 (composed mainly of our statutory and non-statutory executive officers as of December 31, 2012) was approximately R$24.0 million, of which R$19.9 million corresponded to base compensation and R$2.9 million to social charges. In addition, in 2012, we set aside or accrued approximately R$1.3 million to provide pension, retirement or similar benefits for all members of our senior management (composed mainly of our statutory and non-statutory executive officers as of December 31, 2012), as a group.

The cash compensation for each of our senior management principally comprises base salary and variable remuneration. The variable component has a short- and long-term component and includes the option to participate in an investment program. The short-term portion of the variable component is determined based on achievement of certain targets that are defined at the beginning of each year and paid at the beginning of the subsequent year. The long-term portion is based on performance targets established for three-year periods, and payment is made upon achievement of each the targets. In addition, the members of our senior management have the option to adhere to an investment program, which allows them to share in our enterprise value creation, and which is intended to align our company’s management to sustainable results and contribute to our ability to attract and retain talent. Through this program, our officers have the option to: (1) receive the aggregate amount of the short-term portion of the variable remuneration to which they are entitled when it is due; or (2) defer payment of up to 50% of his or her short-term variable remuneration for two years at the end of such period we match the amount originally deferred plus indexation for inflation.

The compensation that we pay to members of our senior management is evaluated on an annual basis considering the following primary factors: (1) individual performance during the year; (2) compensation paid in the market for similar positions; and (3) the individual’s anticipated contribution to us and our growth. Members of our senior management are also eligible to participate in other benefits generally available for companies of comparable size. We believe that the compensation that we pay to members of our senior management is consistent with that of our peers.

Directors

Pursuant to our bylaws and Brazilian corporate law, our directors’ compensation is determined by our shareholders, on an aggregate basis, and individually by the board of directors itself. We believe that our director fee structure is customary and reasonable for companies of our kind and size and consistent with that of our peers. We may increase these fees from time to time by a resolution of the general meeting of shareholders.

Equity Compensation Plans

We intend to adopt and implement a stock incentive plan. We expect this plan to provide for the granting of options to purchase our units or for issuance of restricted equity securities to members of our board of directors and our senior management, as well as senior management of our subsidiaries. Our stock incentive plan will be administered by our board of directors, or by a committee designated by our board of directors.

Family Relationships among the Members of our Board of Directors

Mr. José Roberto Ermirio de Moraes, an alternate member of our Board of Directors, is the first-cousin of Mr. Fábio Ermírio de Moraes, a member of our Board of Directors, as well as of Messrs. Cláudio Ermirio de Moraes and Clóvis Ermirio de Moraes Scripilliti, alternate members of our Board of Directors. Mr. José Roberto Ermirio de Moraes is also the brother of Mr. José Ermirio de Moraes Neto, a member of our Board of Directors. Messrs. Cláudio Ermirio de Moraes and Fábio Ermirio de Moraes are brothers.

Share Ownership

As of the date of this prospectus our directors and members of our senior management did not own, beneficially or of record, any shares of our capital stock, including in the form of units and ADS.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian corporate law and the CVM. Furthermore, as a result of the listing of our shares and units for trading in the Level 2 segment of the BM&FBOVESPA, we must also follow the disclosure requirements contained in the Level 2 Corporate Governance Rules.

Information Requested by the CVM and the BM&FBOVESPA

Pursuant to applicable legislation, we are required to disclose certain information to the CVM and the BM&FBOVESPA on a periodic basis, including annual financial statements and information regarding our business and operations, quarterly financial statements and information regarding our business and operations, published announcements of annual shareholders’ meetings, minutes of shareholders’ meetings and any shareholder’s agreements entered into by our shareholders to which we are party. Both the CVM and the BM&FBOVESPA may require us to disclose additional information from time to time.

Disclosure of Trading by Insiders

Members of our board of directors, our board of executive officers and members of our fiscal council, if one is constituted, or any other statutory technical or advisory body, must inform us of their ownership of and any transactions in our securities, the securities of any publicly held subsidiaries and of our controlling shareholder (if publicly held), including derivatives, that they or their spouse or other family members hold. These individuals must give us information related to transactions in these securities (including the name of the acquirer, quantity and type of security, price and purchase date) within five days of the transaction or upon taking office. We are required to send this information to the CVM and BM&FBOVESPA within 10 days of the end of the month in which the transaction occurred or following the officer or director taking office.

According to CVM Instruction No. 358, whenever any shareholder or group of shareholders acquires at least 5.0% of either our common shares or preferred shares, underlying our units, and thereafter for each additional 5.0%, the acquirer must disclose to us: (1) the name and identity of the shareholder that acquired the units; (2) the purpose of the ownership interest and the quantity sought to be acquired; (3) the number of common shares, preferred shares, units, warrants, share subscription rights and stock options, by type and class, or debentures convertible into shares are already held, directly or indirectly, by the acquirer or by its affiliates; and (4) whether there is any agreement governing voting rights or the purchase and sale of our securities. We are required to send this information to the CVM and BM&FBOVESPA upon receipt. Such disclosure is also required whenever a shareholder who owns more than 5.0% of our outstanding common shares or preferred shares, underlying our units, decreases its participation in 5.0% or reaches 5.0% or less of our units.

Disclosure of material facts

Under Brazilian law, we must disclose any material fact related to us and our business to the CVM and the BM&FBOVESPA. We are also required to publish a notice of those material facts. A fact is deemed material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities.

Under certain special circumstances, we may request confidential treatment from the CVM of certain material facts.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our outstanding shares as of the date of this prospectus, as well as our outstanding units, including units in the form of ADSs, after this global offering by each person or group of affiliated persons that, to our knowledge, beneficially owns 5.0% or more of our shares or units, and each of our directors, director nominees and executive officers individually and as a group.

The beneficial ownership of our shares and units, including units in the form of ADSs, is determined in accordance with SEC rules and generally includes any shares or units over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares or units beneficially owned prior to this global offering is based on the 5,421,132,662 total shares (including 5,421,132,562 common and 100 preferred shares) outstanding as of the date of this prospectus, and the percentage of units beneficially owned after the offering assumes units outstanding upon the completion of this global offering (which assumes that the underwriters will not exercise their option to purchase additional units with respect to the offering).

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their shares or units, including units in the form of ADSs. See “Description of Capital Stock—Voting Rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares or units. We have set forth below information regarding any significant change in the percentage ownership of our shares or units by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder’s address is Rua Amauri, 255, 13th floor, São Paulo, SP 01448-000, Brazil.

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering		Number of Shares Offered Pursuant to Over Allotment
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage	Option
VID	5,421,132,661	100.0%
VPar	1	0.0%

Total	5,421,132,662	100.0%

(1)	The 5,421,132,662 shares owned by VID include 5,421,132,562 common shares and 100 preferred shares.

As of the date of this prospectus our directors and executive officers did not own, beneficially or of record, any shares of our capital stock, including in the form of units and ADS.

VID

The following table sets forth information concerning the current ownership of VID’s capital stock, which consists solely of common shares:

	Common Shares
Shareholders	Number of Shares	% of Total
VPar	17,512,160,869	100.0%
José Roberto Ermirio de Moraes	1	0.00%

Total	17,512,160,870	100.0%

VPar

The following table sets forth information concerning the current ownership of VPar’s capital stock, which consists solely of common shares:

	Common Shares
Shareholders	Number of Shares	% of Total
Hejoassu (1)	5,380,879,050	100.0%
Ermirio de Moraes family (2)	8	0.0%

Total	5,380,879,058	100.0%

(1)	Hejoassu Administração S.A. is wholly-owned by the Ermirio de Moraes family.
(2)	References to the Ermirio de Moraes family are to Mr. Antonio Ermirio Moraes, Mr. Ermirio Pereira de Moraes, Mrs. Maria Helena de Moraes Scripilliti and Mr. José Ermirio de Moraes Neto and their descendants.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and with companies that are owned or controlled, directly or indirectly, by us in the ordinary course of our business. We conduct these transactions on an arms’ length basis and in accordance with the applicable legal requirements.

Pursuant to Brazilian corporate law, including rules and precedents of the CVM, any of our shareholders or any member of our board of executive officers or board of directors engaged in any transactions with us must abstain from voting at our general shareholders’ meeting or at meetings of our board of executive officers or board of directors, as the case may be, with respect to: (1) approval of valuation reports of our assets used to capitalize our company in exchange for an issuance of capital stock; (2) approval of accounts as a member of our management; and (3) any transaction that may privately benefit such shareholder or member of our board of executive officers or board of directors, or where such individual’s interest conflicts with our interest.

Brazilian corporate law also prohibits our directors and executive officers from: (1) undertaking any transaction using our assets that is detrimental to us; (2) receiving, based on the individual’s position, any direct or indirect personal benefit from third parties, without authorization according to our bylaws or the consent of our shareholders approved at a general shareholders’ meeting; and (3) participating in any of our business operations or decisions in which such director or executive officer has a conflict of interest with us. See “Transactions in which Officers or Directors have a Conflict of Interest” for more detail.

We maintain certain agreements with other companies controlled by our controlling shareholder in the ordinary course of business in order to share costs and expenses related to the use and maintenance of certain shared administrative functions. These transactions comply at all times with legal requirements regarding conflict of interests, and are monitored closely by our management.

As of the date of this prospectus, we do not have any loans or other financing agreements with any of our directors and executive officers. Our related party transactions consist mainly of loans and financings and purchases of electricity and petcoke. For more information, see note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Set forth below is a description of our material related party transactions during the last three fiscal years.

Voto-Votorantim Overseas Trading Operations III Limited – Voto III

On January 23, 2004, Voto-Votorantim Overseas Trading Operations III Limited, “Voto III,” a wholly-owned subsidiary of VID, issued 7.875% senior notes due 2014, or the “Voto III 2014 Notes,” in an aggregate principal amount of U.S.$300.0 million and maturing on January 23, 2014. These notes were unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos, Fibria Celulose S.A., Votorantim Metais S.A. and Votorantim Metais Zinco S.A. The indenture governing the issuance of these notes limited our liability pursuant to our guaranty to 45.0%, Fibria Celulose’s liability under its guaranty to 15.0% and the liability of Votorantim Metais S.A. and Votorantim Metais Zinco S.A. under their guarantees together to 40.0%, in each case, of the outstanding principal amount of these notes. On December 28, 2012, Voto III redeemed the total outstanding principal amount under these notes.

Voto-Votorantim Overseas Trading Operations IV Limited – Voto IV

On June 24, 2005, Voto-Votorantim Overseas Trading Operations IV Limited, or Voto IV, a wholly-owned subsidiary of VID and Fibria, issued 7.75% senior notes due 2020, or the Voto IV 2020 Notes, in an aggregate principal amount of U.S.$400.0 million and maturing on June 24, 2020. These notes are unconditionally and irrevocably guaranteed by VPar, Votorantim Cimentos and Fibria Celulose S.A. The indenture governing the issuance of these notes limits each of our and Fibria Celulose’s liability to 50.0% of the outstanding principal amount of the Voto IV 2020 Notes. These notes bear interest at a rate of 7.75% per annum, payable on a semiannual basis on June 24 and December 24 of each year. As of March 31, 2013, the aggregate principal amount outstanding under these notes was R$805.5 million (U.S$400.0 million).

In 2005, we entered into an intercompany loan with Voto IV in an aggregate principal amount of U.S.$200.0 million, and received 50.0% of the net proceeds from the offering of the Voto IV 2020 Notes. This intercompany loan bears interest at a rate of 8.5% per annum, payable on a semi-annual basis, and matures on June 24, 2020. As of March 31, 2013, the aggregate principal amount outstanding under this intercompany loan was R$402.8 million (U.S$200.0 million).

Voto-Votorantim Overseas Trading Operations V Limited – Voto V

On September 25, 2009, Voto-Votorantim Overseas Trading Operations V Limited, or Voto V, a wholly-owned subsidiary of VID, issued 6.625% senior notes due 2019, or the 2019 Notes, in an aggregate principal amount of U.S.$1,000.0 million and maturing on September 25, 2019. These notes were unconditionally and irrevocably guaranteed by VPar, our company and CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. The 2019 Notes bear interest at a rate of 6.625% per annum, payable on a semiannual basis on September 25 and March 25 of each year. As of March 31, 2013, the aggregate principal amount outstanding under these notes was R$2,013.8 million (U.S.$1,000.0 million).

On March 10, 2010, we entered into an intercompany loan with Voto V in an aggregate principal amount of U.S.$492.0 million, corresponding to 50.0% of the net proceeds of the offering of the 2019 Notes. This intercompany loan bears interest at a rate of 6.92% per annum, payable on a semi-annual basis in September and March of each year, and had a maturity date on September 25, 2019.

On October 28, 2010, CBA assumed Voto V’s obligations as issuer under the 2019 Notes, although the VPar (100%) and our (50.0%) guarantees remained in place. CBA also assumed our obligations under the related intercompany loan on October 28, 2010 and released us from all of our related obligations under this intercompany loan.

Voto-Votorantim Limited – Voto VI

On April 5, 2010, Voto-Votorantim Limited, or Voto VI, a wholly-owned subsidiary of VID, issued 6.75% senior notes due 2021, or the “2021 Notes,” in an aggregate principal amount of U.S.$750.0 million and maturing on April 5, 2021. These notes were unconditionally and irrevocably guaranteed by VPar, our company and CBA. Each of our and CBA’s guarantee under these notes was limited to 50.0% of the principal amount outstanding. These notes bear interest at a rate of 6.75% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. As of March 31, 2013, the aggregate principal amount outstanding under these notes was R$1,510.4 million (U.S$750.0 million).

In 2010, we entered into an intercompany loan with Voto VI in an aggregate principal amount of U.S.$370.0 million, corresponding to 50.0% of the net proceeds from the offering of the 2021 Notes. This intercompany loan bore interest at a rate of 6.96% per annum, payable on a semi-annual basis in April and October of each year and mature on April 5, 2021.

On October 1, 2010, CBA assumed Voto VI’s obligations as issuer under the 2021 Notes, although the VPar (100%) and our (50.0%) guarantees remained in place. CBA also assumed our obligations under the related intercompany loan on October 1, 2010 and released us from of all of our related obligations under this intercompany loan.

Transactions with Votorantim GmbH

Purchases of petcoke

We enter into transactions with Votorantim GmbH, a wholly-owned subsidiary of VID, to purchase petcoke. Votorantim GmbH buys this petcoke from third-party suppliers and resells it to us with a margin with respect to its purchase price of between 14% and 15%. We do not expect to negotiate any material changes in the terms and conditions of our purchases of pet coke from Votorantim GmbH after this global offering; however, we may decide in the future to purchase pet coke directly from third-party suppliers. In 2012, 2011 and 2010, we made payments in an aggregate amount of R$230.2 million, R$415.5 million and R$57.9 million, respectively, for purchases of petcoke. During the three-month period ended March 31, 2013, we made payments to Votorantim GmbH for purchases of petcoke in an aggregate amount of R$59.3 million.

Loans

From time to time, we enter into loan agreements with Votorantim GmbH. As of March 31, 2013, December 31, 2012, 2011 and 2010, the aggregate amount of outstanding loans made by Votorantim GmbH to us was R$19.7 million, R$18.5 million, R$17.8 million and R$306.7 million, respectively. These loans generally have a term of two to five years and bear interest at a fixed rate of between 2.0% and 5% or at LIBOR plus a margin. Set forth below is a description of our principal loan agreements with Votorantim GmbH that were outstanding during the last three fiscal years.

On September 19, 2008, we entered into a loan agreement with Votorantim GmbH, as lender, in the amount of U.S.$70 million for a three year term. This loan bore interest at the rate of 2.00% per annum. We repaid the outstanding principal amount of this loan at its maturity on September 19, 2011.

On June 30, 2009, we entered into a loan agreement with Votorantim GmbH, as lender, in the amount of U.S.$125.0 million for a two year term. This loan bore interest at the rate of: 3.00% per annum from June 30, 2009 to December 31, 2009; 3.5% per annum from January 1, 2010 to June 30, 2010; 4.0% per annum from July 1, 2010 to December 31, 2010; and 4.5% per annum from January 1, 2011 to June 30, 2011. We repaid the outstanding principal amount of this loan at its maturity on June 9, 2011.

Purchases of electricity from Votener

We purchase electricity from Votener, a subsidiary of VID, in the ordinary course of business. As of March 31, 2013, we had entered into 13 power purchase agreements with Votener to supply electricity for certain of our production facilities in Brazil. The terms of these agreements vary between four to six years and the price of the electricity is based on market prices. We do not expect to negotiate any material changes in the terms and conditions of our power purchase agreements with Votener after this global offering. In 2012, 2011 and 2010, we made payments to Votener in an aggregate amount of R$174.6 million, R$253.7 million and R$81.6 million, respectively, for purchases of electricity. During the three-month period ended March 31, 2013, we made payments to Votener for purchases of electricity in an aggregate amount of R$39.0 million.

Transactions with Votorantim Industrial and VPar

Loans

From time to time, we enter into loan agreements with VPar and Votorantim Industrial.

As of March 31, 2013, December 31, 2012, 2011 and 2010, the aggregate amount of outstanding loans from VPar was R$25.4 million, R$33.4 million, R$16.7 million and R$21.8 million, respectively. These loans generally have a term of up to seven years and bear interest at the SELIC rate.

As of March 31, 2013, December 31, 2012, 2011 and 2010, the aggregate amount of our outstanding loans made by Votorantim Industrial to us was R$0 million, R$0 million, R$293.5 million and R$176.4 million, respectively. These loans generally have a term of between two and five years and bear interest at the SELIC rate. Set forth below is a description of our principal loan agreements with Votorantim Industrial outstanding during the last three fiscal years.

On December 2, 2008, we entered into a loan agreement with VID, as lender, in an aggregate principal amount of R$224.3 million with a five year term. This loan bears interest at a rate of LIBOR plus 4.5 per annum. As of December 31, 2011 and 2010, the aggregate outstanding amount under this loan was R$209.0 million and R$177.0 million, respectively. As of December 31, 2012, VID had repaid all outstanding amounts under this loan.

On April 30, 2010, we entered into a loan agreement with VID, as borrower, in an aggregate principal amount of R$600.0 million with a five year term. This loan bears interest at the SELIC rate during this period. As of December 31, 2011 and 2010, the aggregate outstanding amount under this loan was R$0.4 million and R$18.0 million, respectively. As of December 31, 2012, we had repaid all outstanding amounts under this loan.

On May 21, 2010, we entered into a loan agreement with Votorantim Siderurgia S.A. (a wholly-owned subsidiary of VID), as borrower, in an aggregate principal amount of R$400 million maturing on May 21, 2015. This loan bears interest at the SELIC rate. As of March 31, 2013, December 31, 2012, 2011 and 2010, the aggregate outstanding amount under this loan was R$0 million, R$0.3 million, R$0.5 million and R$33.0 million, respectively.

On June 25, 2010, we entered into a loan agreement with CBA, which was amended on August 30, 2010, as lender, in an aggregate principal amount of R$500 million maturing on June 25, 2015. This loan bears interest at the SELIC rate. As of December 31, 2011 and 2010, the aggregate outstanding amount under this loan was R$0.8 million and R$484.0 million, respectively. As of December 31, 2012, we had repaid all outstanding amounts under this loan.

On December 21, 2007, we entered into a loan agreement with Citrovita Agro Industrial Ltda, or Citrovita (a subsidiary of VPar at the time of the agreement), as lender, in an aggregate principal amount of R$200 million and with indefinite term. This loan bore interest at the rate of 12.00% per annum. As of December 31, 2010, the aggregate outstanding amount under this loan was R$0.06 million. As of December 31, 2012 and 2011, we had repaid all outstanding amounts under this loan.

On November 11, 2010, we entered into an offset agreement with Citrovita (a subsidiary of VPar at the time of the agreement), pursuant to which certain amounts owed by us to Citrovita as of such date were offset against amounts owed to us by Citrovita. As of December 31, 2011 and 2010, the aggregate outstanding amount under this agreement was R$26.6 million and R$94.0 million, respectively. As of December 31, 2012, all outstanding amounts had been repaid, and this agreement had been terminated.

Cost-sharing agreement and information technology agreement

We entered into an agreement with VID on April 13, 2005 for services provided by the Shared Solutions Center (Centro de Soluções Compartilhadas), or CSC, of VID related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, as well as leasing of equipment and office space for companies controlled by VID. Because these services are contracted to benefit of all of the companies controlled by VID, we reimburse the expenses related to these services to VID based upon the services actually provided to us by the CSC. We do not expect to negotiate any material changes in the terms and conditions of our cost-sharing agreement with VID after this global offering. In 2012, 2011 and 2010, we reimbursed expenses to VID under this agreement in the aggregate amounts of R$27.0 million, R$19.7 million and R$19.7 million, respectively.

In addition, our information technology services are performed by the CCTI. CCTI was created and is managed by VID and provides information technology services to each of VID’s different lines of businesses. These services are provided pursuant to a services agreement entered into between us and CCTI on June 19, 2012, which includes a description of all services provided with their respective benchmarks. We do not expect to negotiate any material changes in the terms and conditions of our information technology agreement with VID after this global offering. In 2012, 2011 and 2010, we reimbursed expenses to VID in the aggregate amounts of R$7.3 million, R$5.2 million and R$4.6 million, respectively.

Guarantees

VPar, the controlling shareholder of VID, and VID have guaranteed our obligations under certain of our financing agreements, including certain of our working capital facilities, debentures and international bonds. As of March 31, 2013, VPar and VID, individually or jointly, guaranteed R$10,153.1 million of our outstanding indebtedness. Although we do not currently compensate VPar or VID in exchange for their provision of these guarantees, we may begin to pay a guarantee fee on market terms to VPar and VID in respect of our net guaranteed obligations with VPar and VID at some point following the consummation of this global offering.

CBA, a wholly-owned subsidiary of VPar, guarantees 50.0% of the principal amount outstanding under our 2017 Euro-denominated Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness and Financing Strategy—Long-term Indebtedness—International Bonds.” As of

March 31, 2013, CBA guaranteed R$1,016.4 million of these notes. Although we do not currently compensate CBA in exchange for its provision of this guarantee, we may begin to pay a guarantee fee on market terms to CBA in respect of our net guaranteed obligations with CBA at some point following the consummation of this global offering.

We intend to seek to enter into financings in the future without guarantees, which may adversely impact our financing cost.

Share Purchase Agreement

On April 3, 2013, our subsidiary Votorantim Europe, S.L.U. entered into a share purchase agreement with Votorantim Andina S.A., a subsidiary of VID, pursuant to which we purchased 374,090,472 shares of Artigas, representing 38.39% of the capital stock of that company and 25,306,594 class B shares of Artigas, representing 38.39% of the capital stock of that company, for an aggregate purchase price of €154.6 million (equivalent to R$402.0 million using the exchange rate applicable as of April 3, 2013 of R$2.6001 per €1.00).

Treasury and Legal Services Agreement

VID currently provides certain treasury and legal services to us. Although we do not currently have an agreement with VID for the provision of these services, we expect to enter into an agreement in the future pursuant to which VID may charge us for its provision of these services to us.

Transactions with Hejoassu

Guarantees

Hejoassu, the controlling shareholder of VPar, has guaranteed our obligations under certain of our financing agreements with BNDES. As of March 31, 2013, Hejoassu guaranteed R$1,408.1 million of our outstanding indebtedness. Although we do not currently compensate Hejoassu in exchange for its provision of these guarantees, we may begin to pay a guarantee fee on market terms to Hejoassu in respect of our guaranteed obligations at some point following the consummation of this global offering. We intend to seek to enter into financings in the future without these guarantees, which may adversely impact our financing cost.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our share capital and the rights of the holders of our common and preferred shares that are material to an investment in the units, including units in the form of ADSs offered by this prospectus. These rights are set forth in our bylaws or are provided by Brazilian corporate law and the rules and regulations of the CVM and the listing rules of the BM&FBOVESPA’s Level 2 segment. This summary does not purport to be complete and is qualified by reference to our bylaws (estatuto social), Brazilian corporate law, the rules and regulations of the CVM and the Listing Rules of the BM&FBOVESPA’s Level 2 Segment. In Brazil, bylaws (estatuto social) are the principal governing document of a corporation (sociedade por ações). For more complete information, you should read our bylaws, which are attached as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our bylaws, please read “Where You Can Find More Information.”

General

We are a sociedade por ações incorporated under Brazilian law, with unlimited duration. Our principal executive offices are located at Praça Professor José Lannes, 40, 9º andar, 04571-100, São Paulo, SP, Brazil. We are currently registered as Company No. 35300370554 by the Board of Trade of the State of São Paulo (Junta Comercial do Estado de São Paulo – JUCESP).

We intend to enter into an agreement to join the Level 2 segment of the BM&FBOVESPA, pursuant to which we will be required to comply with certain requirements relating to corporate governance practices and disclosure of information to the market.

Our Issued Share Capital

As of the date of this prospectus, our capital stock is R$2,746.0 million, fully paid-in and divided into 5,421,132,662 shares without par value, of which 5,421,132,562 are common shares and 100 are preferred shares. Under our bylaws, we may increase our capital stock by up to R$1,000.0, the authorized limit, irrespective of any amendments to our bylaws, upon a resolution of our board of directors. Any capital increase that were to exceed this limit would require approval by our shareholders. Pursuant to Brazilian law, we may not issue participation certificates (founders’ shares).

On September 1, 2010, our shareholders approved the capitalization of R$200.0 million of our profit reserves, increasing our capital stock from R$1,889.7 million to R$2,089.7 million, without issuing any new shares.

On December 1, 2010, our shareholders approved the issuance of 5,500,007 common shares without par value for an aggregate amount of R$237.5 million, increasing our capital from R$2,089.7 million to R$2,327.2 million and our outstanding common shares from 104,683,991 to 110,183,998. The newly issued shares were subscribed by VID.

On January 20, 2011, our shareholders approved the capitalization of R$400.0 million of our profit reserves, increasing our capital from R$2,327.2 million to R$2,727.2 million, without issuing any new shares.

On March 9, 2011, our shareholders approved the issuance of 355,388 new common shares without par value for an aggregate amount of R$14.6 million, increasing our capital from R$2,727.2 million to R$2,741.8 million and our outstanding common shares from 110,183,998 to 110,539,386. The shares issued were fully subscribed and paid by VID.

On December 30, 2011, our shareholders approved the issuance of 96,052 new common shares without par value for an aggregate amount of R$4.2 million, increasing our capital from R$2,741.8 million to R$2,746.0 million and our outstanding common shares from 110,539,386 to 110,635,438. The shares issued were fully subscribed and paid by VID.

On April 5, 2013, our shareholders approved the conversion of 100 of our common shares into 100 preferred shares. The rights of our preferred shares are identical to those of our common shares, including with respect to dividends and allocation of net income, except that our preferred shares do not have voting rights (except in respect of certain limited matters established by our bylaws). Our preferred shares do have tag-along rights in the event of change of our control and have priority in the repayment of capital in the event of our liquidation.

On April 30, 2013, our shareholders approved a 49-to-1 stock split by which 5,310,496,224 additional common shares were issued to holders of our existing 110,635,338 common shares. The quantity of our shares outstanding as of December 31, 2012 and March 31, 2013 after retrospective adjustment for the stock split was 5,421,131,562 common shares and 100 preferred shares.

Our bylaws currently provide that our authorized share capital shall not exceed R$12.0 billion.

Corporate Purpose

As set forth in article 3 of our bylaws, our corporate purposes include to: (1) explore, mine, and exploit mineral deposits; (2) produce, transport, and distribute cement, mortar and related materials; (3) generate electricity for own business and trade any surplus electricity; (4) engage in the further development of power generation; (5) provide other services, and engage in other activities related to our operations; (6) provide services related to the construction, supervision, studies and operation of projects and execution of any civil engineering projects; (7) lease real property; (8) administer and operate forestry projects; (9) import and export construction equipment and materials; (10) provide technical assistance to companies engaged in similar operations; (11) provide specialized services and intermediation of business related to our operations; (12) provide business and economic analysis of other cementing or construction projects; and (13) participate in the organization and or management of other companies in Brazil or abroad.

Description of Our Units

We expect our share capital to comprise common shares and preferred shares to be represented in units. Our units will consist of certificates of deposit issued by a unit depositary pursuant to article 43 of Brazilian corporate law, each representing one common share and two preferred shares, free and clear of liens or encumbrances under a specific unit deposit agreement. Certain of our common and preferred shares will be deposited with the unit depositary, which in turn will issue units and will act as the registrar of our units.

The shares underlying our units will be registered in the name of the unit depositary and reflected in a deposit account maintained by the unit depositary for the benefit of each of the unit holders. Title of the units will be transferable upon the execution of a transfer order from the holder of record to the unit depositary. Income generated by the units and the proceeds of redemption or amortization of the units will only be paid to the holder of record in accordance with the books maintained by Itaú Corretora de Valores S.A., as unit depositary. The shares underlying the units (but not the units themselves), the income generated by such shares (including dividends and other distributions) and the proceeds from share redemption or amortization may not be pledged, encumbered or given as collateral by unit holders, and may not be subject to attachment, seizure, impounding or any other form of lien or confiscation.

The units will be registered in book-entry form and will be kept by Itaú Corretora de Valores S.A. in the name of their holder. Transfers of title will take place by debiting the unit account of the seller and crediting the unit account of the buyer, pursuant to a written transfer order from the seller or a legal authorization or order for the transfer, delivered to Itaú Corretora de Valores S.A., which will hold on to the transfer order.

If the units are encumbered by pledge, trust, conditional sale or other liens, these will be annotated in the records kept by the unit depositary and included in the account statements issued for the units.

As unit depositary, Itaú Corretora de Valores S.A. will be required, at the request of unit holders, to provide statements of the unit accounts at the end of every month in which activity is recorded on the account or, in the absence of such activity, at least once a year. Unit account statements must expressly indicate that they are unit account statements, contain a warning that the deposited shares, their income or proceeds from redemption or amortization may only be delivered to the account holder or pursuant to a written order from the unit holder and set forth the place and date of issue, the name of the unit holder, the name and identity of the account holder, a description of the deposited shares underlying the units, the deposit fee charged by Itaú Corretora de Valores S.A., if any, and the location of the unit holder service centers.

Units may be traded pursuant to written orders issued by account holders to a stockbroker operating at the stock exchange where the units are listed for trading.

At any time, unit holders may order Itaú Corretora de Valores S.A. to cancel the units and transfer the underlying shares to the share deposit account kept by the unit depositary in the name of the holder. Units encumbered in any way, however, may not be cancelled. The right to cancel units may be suspended upon the occurrence of any of the following events:

•	disclosure by us of our intent to permit shareholders to convert their shares into units, in which event the suspension period may not exceed 90 days; and

•	upon the announcement of the commencement of an offering of units, in Brazil or abroad, in which event the suspension period may not exceed 30 days.

Transfer and Withdrawal of Units

Under the terms of the unit deposit agreement, the unit depositary may accept our common shares and preferred shares against the issuance of units. Each unit will consist of one common share and two preferred shares. All common shares and preferred shares underlying the units are held in deposit by the unit depositary in accordance with the terms and conditions of the unit deposit agreement. The common and preferred shares underlying the units are registered in the name of the unit depositary, which is the owner and holder of record of those shares.

The unit depositary will deliver units in respect of the common shares and preferred shares as described above. All units are evidenced by electronic book-entries in the unit depositary’s book-entry system. Units are issued to and deposited in accounts maintained at the Central Depository BM&FBOVESPA. Ownership of units deposited with Central Depository BM&FBOVESPA is shown on, and transfer of the ownership of units is effected through, records maintained by Central Depository BM&FBOVESPA and Central Depository BM&FBOVESPA participants. Holders of units are not entitled to receive physical certificates evidencing their units.

Dividends, Other Distributions and Rights

Holders of units will be entitled to receive the economic benefits to which they would be entitled if they were the holders of the common shares and preferred shares underlying those units at the time that we declare and pay dividends or make distributions to holders of our common shares and preferred shares. The unit depositary will distribute cash dividends and other cash distributions received by it in respect of the common shares and preferred shares held in the unit program to the holders of units in proportion to their respective holdings, in each case in the same currency in which they were received. Payment of dividends, interest on stockholders’ equity and/or other cash distributions will be made through Itau Corretora de Valores S.A., which will deliver the funds to the unit holders. For a description of potential tax implications in connection with these distributions, see “Taxation—Material Brazilian Tax Considerations for Holders of Units or ADRs.”

Changes Affecting Underlying Shares

If a change in our common or preferred shares occurs as a result of a split-up, cancellation, consolidation or re-classification of such shares or as a result of a recapitalization, reorganization, merger, consolidation or sale of our assets, the units will, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common and preferred shares underlying the units.

In the event of a stock split, cancellation, reverse stock split or new issue of shares by us while the units are in existence, the following rules will be observed:

1.	in the event there is a change in the number of shares represented by units as a result of a reverse stock split, Itau Corretora de Valores S.A., as unit depositary, will debit from the unit accounts the number of cancelled shares of each unit holder, and proceed to cancel the relevant units. The unit depositary must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units;

2.	in the event there is a change in the number of shares represented by the units as a result of a reverse stock split, or cancellation of shares the unit depositary will register the deposit of the new shares and issue new units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders. The unit depositary must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units; and

3.	in the event there is an increase in our capital stock as a result of the issue of new shares, therefore permitting the creation of new units, unit holders will be entitled to exercise preemptive rights with respect to the shares underlying the units. In such circumstances, Itau Corretora de Valores S.A. will create the new units in the book-entry registry of units and credit the units to their holders so as to reflect the new number of preferred and common shares issued by us. The unit depositary must maintain a ratio of two preferred shares to one common share issued by us and represented by units and will deliver to holders those shares that are insufficient to constitute a unit at the Central Depository BM&FBOVESPA in the form of shares, rather than units.

Voting of Underlying Shares

All holders of units will be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the common shares underlying their units. All holders of units will also be entitled to exercise any voting rights of the preferred shares underlying their units in the specific matters set forth in the Brazilian corporate law or the Level 2 segment of the BM&FBOVESPA. Voting materials relating to any meeting or vote of the underlying common or preferred shares will be delivered by us to holders of units.

Administration of the Unit Program

Under the terms of the unit deposit agreement, the unit program is administered by the unit depositary.

Term of the Unit Program

The unit program and the unit deposit agreement will have an indefinite term.

Fees of the Unit Depositary and Central Depository BM&FBOVESPA

Under the unit deposit agreement, we will be obligated to pay the fees of the unit depositary for the administration of the unit program and any applicable fees of Central Depository BM&FBOVESPA.

Rights of Common Shares

Each common share will entitle its holder to one vote in our annual and extraordinary shareholders’ meetings. In addition, our bylaws and Brazilian corporate law provide that holders of our common shares will be entitled to dividends or other distributions made with respect to our common shares ratably in accordance with their respective holdings. See “—Dividends, Other Distributions and Rights” for a more complete description of the payment of dividends and other distributions on our common shares. In the event of our liquidation, holders of our common shares will be entitled to share our remaining assets ratably in accordance with their respective participation in our capital after the payment to the holders of our preferred shares. Pursuant to Brazilian corporate law, shareholders will also be entitled to preemptive rights to subscribe for new shares issued by us, although they will not be obligated to subscribe to future capital increases.

Pursuant to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, our common shares will also have tag-along rights upon the sale of a controlling interest in us that entitle their holders to receive 100% of the price per common share paid for the controlling stake in exchange for their shares.

Under Brazilian corporate law, neither our bylaws, nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights: (1) participate in the distribution of profits; (2) participate equally and ratably in any remaining residual assets in the event of liquidation of the company; (3) preemptive rights in the event of issuance of shares, convertible debentures or subscription warrants, except in certain specific circumstances, as set forth in Brazilian corporate law (see “—Preemptive rights”); (4) hold our management accountable, in accordance with the provisions of Brazilian corporate law; and (5) withdraw in the cases specified in Brazilian corporate law, including in the events of merger or consolidation, such as those described in “—Withdrawal rights.”

Rights of Preferred Shares

The preferred shares will not entitle their holders to vote in shareholders’ meetings, except on certain matters as specified in Brazilian corporate law and on the following matters as set forth in the rules of the BM&FBOVESPA’s Level 2 Segment:

•	approval of our conversion into another corporate form, merger, spinoff or consolidation;

•

approval of agreements between us and our controlling shareholders, whether directly or indirectly, through third parties or other companies in which our controlling shareholders may hold an interest, in such circumstances where the law or our bylaws require that we obtain approval at a meeting of our shareholders;

•	appraisal of in-kind contributions in consideration for shares issued by us;

•

appointment of a specialized firm to prepare a valuation report with respect to the fair value of our shares for purposes of a tender offer to purchase shares issued by us in the event of (1) our delisting from the Level 2 segment of the BM&FBOVESPA or (2) a going private transaction; and

•

amendments to, or exclusion of, provisions of our bylaws requiring compliance with the rules defined in Section IV, subsection 4.1, of the regulation of the Level 2 segment of the BM&FBOVESPA, except that as long as we are bound by the Level 2 listing agreement the right to vote prevails.

In addition, holders of the preferred shares are entitled to vote in certain limited cases, such as to appoint a single member of each of our board of directors and fiscal council (in case it is installed), in specific meetings to decide on amendments to the rights of preferred shares and in shareholders meetings during our liquidation.

Under our bylaws, preferred shareholders will be entitled to dividends or other distributions made with respect to our preferred shares ratably in accordance with their respective holdings.

In addition, pursuant to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, our preferred shares will have tag-along rights upon the sale of a controlling interest in us that entitle them to receive 100% of the price per common share paid for the controlling stake in exchange for their shares.

Shareholders’ Meetings

Pursuant to Brazilian corporate law, our shareholders are generally empowered to take any action relating to our corporate purposes and to pass resolutions, as they may deem necessary, provided they do so at duly convened shareholders’ meetings. At the annual shareholders’ meeting, which must be held within four months of the end of our fiscal year, our shareholders have the exclusive right to approve our audited financial statements, determine the allocation of our net income and the distribution of dividends with respect to the then preceding year and elect the members of our board of directors and the fiscal council (if the latter has been installed as provided for under applicable law).

Extraordinary shareholders’ meetings may be held concurrently with the annual shareholders’ meeting and at any time during the year.

Pursuant to Brazilian corporate law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	amendments to our bylaws;

•	election and dismissal, at any time, of the members of our board of directors and our fiscal council, if in existence, and approval of their overall compensation;

•	approval of management accounts and our audited financial statements on a yearly basis;

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authorization of the issuance of debentures, except as established in paragraphs 1, 2 and 4 of article 59 of Brazilian corporate law, providing for cases when our board of directors can approve the issuance of debentures;

•	suspension of the rights of a shareholder;

•	approval, in accordance with a proposal submitted by our board of directors, of allocations and distributions of our income and payments of dividends;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares issued by us;

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approval of changes in our legal form, merger, consolidation, spin-off or our dissolution or liquidation, and the appointment and dismissal of a liquidator and review of the reports prepared by the liquidator and by the fiscal council acting during our liquidation;

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authorization to delist from the Level 2 segment of the BM&FBOVESPA, except in case of cancellation of its registration as publicly held company, as well as authorization to retain a specialized firm from a list of three institutions selected by our board of directors to prepare a valuation report with respect to the value of our shares; and

•	authorization to our directors and executive officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring.

Quorum

As a general rule, Brazilian corporate law provides that the quorum to convene shareholders’ meetings consists of shareholders representing no less than 25.0% of a company’s voting capital on the first call and, if that quorum is not reached, any percentage on the second call. In the event our shareholders meet to amend our bylaws, a quorum of shareholders representing at least two-thirds of our voting capital shall be required on the first call and, if that quorum is not reached, any percentage on the second call.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed no more than one year prior to the date of the relevant shareholders’ meeting. The proxy must be another shareholder, one of our directors or executive officers, a lawyer or a financial institution represented by its manager.

In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by a proxy is required to approve any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing not less than one-half of our outstanding common shares is required, among other things, to:

•	change our corporate purpose;

•	increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our bylaws;

•	change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares;

•	reduction of the mandatory dividends;

•	approve our consolidation with or merger with or into another company;

•	approve our spin-off;

•	approve our participation in a group of companies (as defined under Brazilian corporate law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

Location of our Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters, in the city of São Paulo, State of São Paulo. Brazilian corporate law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur.

Who May Call Our Shareholders’ Meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings may also be called by:

•	any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days from the date on which it would be required to do so under applicable law and our bylaws;

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holders of at least 5% of our capital stock, if our board of directors fails to call a meeting within eight days following receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

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holders of at least 5% of our common shares, at least or 5% of our preferred shares at least, if our board of directors fails to call a meeting within eight days following receipt of a request to call the meeting to establish the fiscal council; and

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our fiscal council, if one is in existence, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it would be required to do so under applicable law and our bylaws, or if it believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

Under Brazilian corporate law, all notices of shareholders’ meetings should be published at least three times in the official gazette of the Union or of the state where the company’s headquarters is located, which in our case is the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and another high-circulation newspaper in the same state, which in our case we expect to be Valor Econômico. According to Brazilian corporate law, the first notice must be published no earlier than 15 days before the date of the first call of the meeting and no later than eight days before the date of the second call of the meeting.

In certain circumstances, and upon the request of any shareholder, the CVM may require that the first notice be published 30 days prior to the meeting. Upon the request of any shareholder, the CVM may also suspend for a period of up to 15 days the period for calling the extraordinary shareholders’ meeting, in order to understand and analyze the proposals to be submitted at the specific meeting. All notices must include the place, date, time and agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Conditions of Admission to a Shareholders’ Meeting

In order to attend a shareholders’ meeting, our shareholders must prove their status as shareholders and their ownership of the common shares they intend to vote by presenting his or her identity card and, where applicable, proof of deposit issued by the financial institution responsible for the bookkeeping of our shares. A shareholder may be represented at a shareholders’ meeting by a proxy, as long as the proxy is appointed less than one year before the meeting. A proxy must be our shareholder, director or executive officer, a lawyer or a financial institution.

Election of Directors

We have a board of directors currently composed of six members and an equal number of alternates, five of whom were elected by our shareholders at the extraordinary shareholders’ meeting on April 5, 2013 and one of whom (together with an alternate) was elected at our ordinary shareholders’ meeting on April 30, 2013, for a unified period of two years with reelection permitted. Brazilian corporate law permits cumulative voting upon the request of holders of at least 10% of our voting capital. Each share is granted as many votes as there are board seats and each shareholder has the option to cast his or her votes for one or more candidates. However, CVM Instruction 165, as amended by Instructed CVM 282 dated June 26, 1998, allows for cumulative voting for directors at the request of less than 10% of the shareholders of the relevant corporation depending on the total amount of the capital stock.

Under applicable law, if there is no request for cumulative voting, the shareholders’ meeting will vote based on a previously registered list, assuring shareholders that individually or collectively hold at least 15% of our common shares, in a separate vote, the right to elect one director and his or her alternate. In addition, the preferred shareholders holding, individually or jointly, at least 10% of our capital stock are also entitled to appoint one director and his alternate on a separate ballot.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have withdrawal rights. According to Brazilian corporate law, a shareholder’s withdrawal right is exercisable in the following circumstances:

•	spin-off (with due regard to the rules below);

•	reduction in mandatory dividends;

•	change in corporate purpose;

•	consolidation with, or merger into, another company;

•	merger of shares involving us, in accordance with Article 252 of Brazilian corporate law;

•	increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our bylaws;

•	change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares;

•	participation in a centralized group of companies, as defined in Brazilian corporate law; or

•	acquisition of the control of any company if the acquisition price exceeds the limits established in paragraph 2 of Article 256 of Brazilian corporate law.

In the case of (1) increase in the class of existing preferred shares, without maintaining the ratio to the existing class of preferred shares, except if provided for and authorized by our bylaws, or (2) change to the preferences, benefits and redemption and amortization conditions of one or more classes of preferred shares, or the creation of a new more beneficial class of shares, only the holder of the type and class of shares affected will have withdrawal rights.

Under Brazilian corporate law, a spin-off will not trigger withdrawal rights unless:

•	there is a change in our corporate purpose, unless the spun-off assets and liabilities are transferred to an entity whose principal business purpose is consistent with our business purpose;

•	there is a reduction in our mandatory dividend; or

•	we become part of a centralized group of companies, as defined in Brazilian corporate law.

In cases where we (1) merge into or consolidate with, another company; (2) participate in a centralized group of companies; (3) acquire all shares of a company in order to make such company our wholly-owned subsidiary, or our shareholders sell all of our shares to another company in order to make us a wholly-owned subsidiary of such company; or (4) acquire control of any company at an acquisition price that exceeds the limits established in the paragraph 2 of Article 256 of Brazilian corporate law, our shareholders will not be entitled to withdrawal rights, if our common shares: (A) are “liquid,” which means that they are part of the BM&FBOVESPA Index or another traded stock exchange index, as defined by the CVM; and (B) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after the publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the above period if we determine that the redemption of the shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is passed more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the withdrawal value of the shares according to our most recent balance sheet approved by our shareholders. The balance must be paid within 120 days following the publication of the minutes of the resolution of the shareholders’ meeting that gave rise to the withdrawal rights.

Redemption

According to Brazilian corporate law, we may redeem our shares pursuant to a resolution adopted at an extraordinary shareholders’ meeting by shareholders representing at least 50% of the classes affected by the redemption. The redemption may be paid with our retained earnings, profit reserves or capital reserves.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery, the financial institution will select the shares to be redeemed, on a pro rata basis, provided the custody agreement is silent with respect to such circumstances.

Registration of Our Units and the Underlying Shares

The units and the underlying shares representing our capital stock will be held in book-entry form with Itaú Corretora de Valores S.A. Transfers of our units and the underlying shares will be carried out by means of book entry by Itaú Corretora de Valores S.A, debiting the share account of the seller and crediting the account of the buyer, upon presentation of a written transfer order or a legal authorization or order effectuating such transfers.

Preemptive Rights

Except as described below, our shareholders have a general preemptive right to participate in any issue of new shares, in proportion to its holding at such time. Our shareholders are also entitled to preemptive rights in any issue of convertible debentures or offerings of shares or warrants issued by us. However, the conversion of debentures into shares, the granting of options to purchase or subscribe for shares, and the issue of shares as a result of the exercise of such options, are not subject to preemptive rights. Shareholders have a period of at least 30 days after the publication of notice of the issue of shares, convertible debentures and warrants to exercise their preemptive rights. In addition, such preemptive rights may be transferred or disposed of. Under the terms of Article 172 of Brazilian corporate law and our bylaws, our board of directors may exclude preemptive rights or reduce the exercise period with respect to the issue of new shares, debentures convertible into shares and warranties up to the limit of our authorized share capital, if the distribution of those securities is conducted through a stock exchange, a public offering or an exchange offer for shares in a public offering the purpose of which is to acquire control of another company.

Arbitration

Pursuant to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, we, our shareholders, directors and members of our fiscal council must submit any disputes or controversies relating to or arising from our bylaws, Brazilian corporate law, the rules published by the CMN, the Brazilian Central Bank and the CVM, the Level 2 segment of the BM&FBOVESPA rules and regulations, the listing agreement we executed with the BM&FBOVESPA and other rules applying to the Brazilian capital markets in general, including disputes or controversies involving the application, validity, effectiveness, interpretation, violation or effects of violations of these rules, to arbitration conducted in accordance with the Market Arbitration Chamber Regulations established by BM&FBOVESPA.

Going Private Transactions

We may become a private company if we or our controlling shareholder or a group of controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Level 2 segment of the BMF&BOVESPA, which require that shareholders representing two-thirds of our outstanding shares (calculated in accordance with CVM Instruction No. 361) agree to the cancellation of our registration as a publicly held company or accept the offer. The minimum price offered for the shares in such a tender offer must correspond to the economic value of such shares, as determined by a valuation report prepared by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience. The firm that will prepare our economic valuation must be selected at a shareholders’ meeting from a list of three institutions presented by our board of directors, by shareholders attending the meeting representing a majority of the outstanding shares (each share, regardless of class and type, being entitled to one vote, and without taking into consideration undeclared votes). The shareholders’ meeting held to select the specialized firm must be convened, on first call, by shareholders representing a minimum of 20% of the outstanding shares, or any number of shares, on the second call. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholders and/or us, as offerors.

At the moment it is disclosed to the market the intention to become a private company, the offeror must also inform the maximum value per share for which the public tender offer will be carried. If the economic value determined in the valuation is higher than the one informed by the offeror, the decision to delist the company is revoked unless the offeror expressly agrees to carry on the public tender offer for the price determined in the valuation.

Shareholders holding at least 10% of our outstanding shares may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders that make such request, as well as those voting in its favor, must reimburse the offeror for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the offer may be withdrawn or may carry on, in accordance with the offeror’s decision.

Delisting From the Level 2 Segment

We may delist our units from the Level 2 segment of the BM&FBOVESPA at any time, provided that shareholders representing the majority of our units approve the action (except in case of delisting from the Level 2 segment of the BM&FBOVESPA due to the cancelation of our registration as publicly held company) and that we give at least 30 days written notice to BM&FBOVESPA. Delisting our units from the Level 2 segment will not result in the loss of our registration as a public company with BM&FBOVESPA.

If we delist from the Level 2 segment of the BM&FBOVESPA by a resolution approved at a shareholders’ meeting in order for our units to be tradable outside Level 2 segment, or as a result of a corporate reorganization in which the surviving company is not listed on the Level 2 segment, our controlling shareholder or group of controlling shareholders or the responsible chosen by the shareholders’ meeting must conduct a public offering to purchase our outstanding units within the period stipulated under Brazilian corporate law and in the Level 2 rules and regulations. The offering price per unit should be no less than the economic value of our shares, as determined in a valuation report prepared by a specialized and independent firm of recognized experience. Such firm will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by shareholders attending the meeting representing a majority of the outstanding units (each unit, regardless of class and type, being entitled to one vote, and without taking into consideration undeclared votes). The shareholders’ meeting held to select the specialized firm must be convened, on first call, by shareholders representing a minimum of 20% of the outstanding units, or any number of units, on the second call. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholders and/or the person designated by the extraordinary shareholders’ meeting to conduct the public offering as offerors.

The public offering notice must be communicated to BM&FBOVESPA and disclosed to the market immediately after the shareholders’ meeting that approves the delisting from the Level 2 segment.

According to the Level 2 rules and regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Level 2 segment, the selling controlling shareholder and the buyer, jointly and severally, must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholder, as adjusted for inflation.

Moreover, if the price received by the selling controlling shareholder for the sale of its units is greater than the price paid by them in any public offering conducted as a result of their decision to delist or withdraw from the Level 2 segment, the selling controlling shareholder and the acquirer are required to pay to each shareholder that has accepted such offer the difference between the price received from the selling controlling shareholder in such public offer and the price received by the selling controlling shareholder from the acquirer for the sale of their units.

If our units are delisted from the Level 2 segment of the BM&FBOVESPA, we will not be permitted to have units listed on the Level 2 segment for a period of two years after the delisting date, unless there is a change in our control after the delisting.

Change of Control

According to the rules and regulations of the Level 2 segment of the BM&FBOVESPA, the sale of our control, either directly or indirectly, in one transaction or in a series of transactions, must contemplate an obligation by the buyer to complete a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder, within the period stipulated under Brazilian corporate law and in the Level 2 rules and regulations.

A public offering must also be made:

•	when there is a significant assignment of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control in us;

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in case of transfer of control over a company that is our controlling shareholder, in which case the company selling control will have to disclose to the BM&FBOVESPA the Company’s valuation that was used for purposes of such transfer, providing evidence of such valuation; and

•	when an existing shareholder acquires control in a private transaction.

In such cases, the purchaser must complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and reimburse any parties from which it has acquired our shares in the stock exchange in the six-month period preceding the transaction that resulted in a change in control. The reimbursement amount corresponds to the difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the price paid in the transactions carried out on BM&FBOVESPA during this six-month period, duly adjusted for inflation.

If necessary, the buyer must take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

The controlling shareholder may not transfer our shares to a party acquiring our control nor can we conduct any registration of such transfers until the acquirer executes the instrument of consent with the controlling shareholders according to Level 2 rules and regulations.

Further, we will not register any shareholders’ agreement that deals with the exercise of control until its signatories have executed the instrument of consent with the controlling shareholders mentioned above.

Purchases of Our Own Shares by Us

Acquisitions by us of our shares to be held in treasury or for cancellation may not, among other actions:

•	result in a reduction of our capital stock;

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require the use of resources greater than our retained earnings or available reserves (excluding our legal reserve, unrealized earnings reserve and revaluation reserve) recorded on our most recent balance sheet;

•	create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•	take place during the course of a public offering for the purchase of our shares;

•	be used to purchase shares not fully paid or held by our controlling shareholder; or

•	reduce our free float to less than 25% of our capital stock.

We cannot hold in treasury more than 10% of our outstanding shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our shares must be made on a stock exchange unless prior approval is obtained from the CVM to conduct the acquisition outside a stock exchange. The purchase price of any such shares may not exceed the market price. We also may purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to shares issued by us.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We are subject to the rules of CVM Instruction No. 358 relating to the trading of our securities. We, the members of our board of directors, executive officers, members of our fiscal council and members of any technical or advisory body, our controlling shareholders, or whoever may have knowledge of a material fact or information about us and knows such fact or information has not been disclosed to the market are considered insiders and must abstain from trading our securities, including derivatives linked to our securities, until the disclosure of such material information to the market. The trading of our shares is also restricted in the following circumstances:

•	before the public announcement of any material fact relating to our business;

•	if we intend to merge or combine with another company, consolidate or spin-off part or all of our assets, or reorganize;

•	if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted;

•	during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

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controlling shareholders, officers and members of our board of directors must abstain from trading our shares, whenever we, or any of our controlled companies, affiliates or companies under common control with us, are in the process of purchasing or selling shares issued by us.

Additionally, any of our former officers, directors or members of the fiscal council must abstain from trading our shares for a six-month period if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office.

Trading on Exchanges

BM&FBOVESPA

We expect our units to be traded on the Level 2 (Nível 2) of the BM&FBOVESPA. Trading on the BM&FBOVESPA is conducted by brokers with access to the BM&FBOVESPA trading system. The CVM and BM&FBOVESPA have discretionary authority to suspend trading in the shares of a particular publicly held company in certain circumstances.

Settlement of transactions conducted on the BM&FBOVESPA takes place three business days after the date of the transaction. Delivery and payment of the shares is conducted through an independent clearinghouse. The clearinghouse that conducts settlements for the BM&FBOVESPA is the Central Depository BM&FBOVESPA. The Central Depository BM&FBOVESPA is the central counterparty guarantor of transactions conducted on the BM&FBOVESPA and carries out multilateral settlements for both the financial obligations and the handling of securities. Under regulations of the Central Depository BM&FBOVESPA, financial settlement is done through the Central Bank Reserve Transfer System. Transfer of the securities is done within the Central Depository BM&FBOVESPA custody system. Both deliveries and payments are final and irrevocable.

Shareholders’ Agreements

As of the date of this prospectus, there are no shareholders’ agreements in relation to our shares filed in our head offices or as to which we have been informed; in addition, to our knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of us in favor of a third person other than the current controlling shareholder, an entity controlled by VPar.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two units. Each unit will represent ownership of one common share and two preferred shares, in registered form, including evidence of rights to receive such shares, deposited with the office of Itaú Unibanco S.A., as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The units are listed for trading on the Level II listing segment of the BM&FBOVESPA, and the ADS are to be listed for trading on the New York Stock Exchange.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the units underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the units?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on units or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of units your ADSs represent as of the record date (which will be as close as practicable to the record date for our units) set by the depositary with respect to the ADSs.

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Cash. The depositary will promptly convert or cause to be converted any cash dividend or other cash distribution we pay on the units or any net proceeds from the sale of any units, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its reasonable judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Units. For any units we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such units or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional units distributed, to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell units which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed units sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Units. If we offer holders of our units the option to receive dividends in either cash or units, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion, after consulting with us, to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first timely instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the units for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing units in the same way as it does in a unit distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in units rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of units.

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Rights to Purchase Additional Units. If we offer holders of our units any rights to subscribe for additional units, the depositary must, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for units (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by units purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary units that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of units or be able to exercise such rights.

•

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

We have no obligation to register ADSs, units, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, units, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our units or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

Which units shall be accepted for deposit?

No units shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the depositary, that is reasonably satisfactory to the depositary or the custodian that all conditions to such deposit have been satisfied by the person depositing such units under the laws and regulations of Brazil and any necessary approval has been granted by the Brazilian National Securities Commission (Comissão de Valores Mobiliários), or the CVM, the Central Bank of Brazil (Banco Central do Brasil) or any governmental body in Brazil, if any, which is then performing the function of the regulator of currency exchange.

The depositary shall not be required to accept for deposit or maintain on deposit with the custodian (a) any fractional units or fractional deposited securities, or (b) any number of units or deposited securities which, upon application of the ratio of ADSs to deposited securities, would give rise to fractional ADSs.

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits units or evidence of rights to receive units with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for units deposited by us in connection with this offering, no units will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to exemptions under certain circumstances as described in the sections entitled “The Offering — Lock-up Agreements” And “Underwriting — No Sale of Similar Securities.”

How do ADS holders cancel an ADS?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the units and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Redemption

If we intend to exercise any right of redemption in respect of any of the deposited securities, we shall give timely notice thereof to the depositary as is reasonably practicable having regard to all applicable regulatory and other requirements to which we are subject from time to time which notice shall set forth the particulars of the proposed redemption. Upon timely receipt of (i) such notice and (ii) satisfactory documentation given by us to the depositary within the terms of the deposit agreement, and only if we and the depositary shall have determined that such proposed redemption is practicable, the depositary shall provide to each ADS holder a notice setting forth the intended exercise by us of the redemption rights and any other particulars set forth in our notice to the depositary. The depositary shall instruct the custodian to present to us the deposited securities in respect of which redemption rights are being exercised against payment of the applicable redemption price. Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the depositary shall convert, transfer, and distribute the proceeds (net of applicable (a) fees and charges of, and the expenses incurred by, the depositary, and (b) taxes and governmental charges), retire ADSs and cancel ADRs, if applicable, upon delivery of such ADSs by ADS holders thereof and the terms set forth in the deposit agreement. If less than all outstanding deposited securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the depositary. The redemption price per ADS shall be the dollar equivalent of the per share amount received by the depositary (adjusted to reflect the ADS(s)-to-share(s) ratio) upon the redemption of the deposited securities represented by ADSs (subject to the terms of the deposit agreement and the applicable fees and charges of, and expenses incurred by, the depositary, and taxes and governmental charges) multiplied by the number of deposited securities represented by each ADS redeemed.

Voting Rights

How do you vote?

You may instruct the depositary to vote the units or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the units. However, you may not know about the meeting sufficiently enough in advance to withdraw the units.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the units or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of units or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of Brazil and the provisions of our bylaws and other constitutive documents, to vote or to have its agents vote the units or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. Units or other deposited securities represented by ADSs for which no specific voting instructions are received by the depositary from the ADS holder shall not be voted.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the units underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our units.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the units underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of BM&FBOVESPA, our bylaws and other constitutive documents, any resolutions of our Board of Directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the units, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs, ADRs or units are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or units may be transferred, to the same extent as if such ADS holder or beneficial owner held units directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and BM&FBOVESPA, and any other stock exchange on which the units are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Delivery of Information to the CVM, the Central Bank of Brazil and BM&FBOVESPA

The depositary, the custodian and we shall comply with Brazil’s Monetary Council Resolution No. 1,927, dated as of May 18, 1992, in its third article, paragraph three, of the Regulation Annex V, as amended, and shall furnish to the CVM, the Central Bank of Brazil and the BM&FBOVESPA, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request. In the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian counsel that the depositary or the custodian reasonably could be subject to criminal, or material, as reasonably determined by the depositary, civil liabilities as a result of us having failed to provide such information or documents reasonably available only through us, the depositary shall have the right to terminate the deposit agreement, upon at least 60 days’ prior written notice to the ADS holders and us.

Ownership Restrictions

By holding ADRs, ADSs or interests therein, ADS holders (other than Cede & Co. or any other nominee of DTC) and beneficial owners agree to notify us in writing at such time as they, either alone or together with their affiliates, own or otherwise control such number of ADSs that, either alone or together with any units owned directly or indirectly by such ADS holders or beneficial owners or their affiliates, as equals or exceeds five percent (5%) of each class of our shares and thereafter to notify us in writing of any change in the number of ADSs or units they or their affiliates own or control. We reserve the right to instruct ADS holders and beneficial owners who provide such notices to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with them as holders of units and ADS holders and beneficial owners agree to comply with such instructions.

Reporting Obligations and Regulatory Approvals

Applicable laws and regulations, including those of the Central Bank of Brazil, the CVM, the BM&FBOVESPA and the Level II listing segment may require ADS holders and beneficial owners of units, including the ADS holders and beneficial owners of ADSs, to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of units or rights or other property	Up to US$0.04 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (1)	Up to US$0.04 per ADS held
Distribution of ADSs pursuant to unit dividends, free unit distributions or exercise of rights	Up to US$0.05 per ADS issued
Depositary operation and maintenance services (1)	Up to US$0.04 per ADS held

(1)	The total fees assessed for distribution of dividends and operation and maintenance services will not exceed U.S.$0.04 per ADS held.

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of units charged by the registrar and transfer agent for the units in Brazil (i.e., upon deposit and withdrawal of units).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when units are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of units on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to units, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., unit dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. You agree to indemnify us, the depositary, the custodian and each and every of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Each ADS holder will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us (including as a result of the execution of any symbolic foreign exchange transaction (operação simbólica de câmbio)) related to or as a result of a deposit of units and/or withdrawal or sale of deposited securities by such ADS holder. Each ADS holder will be responsible for the report of any false information relating to foreign exchange transactions to the custodian or the Central Bank of Brazil, as the case may be, in connection with deposits or withdrawals of deposited securities.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our units	The cash, units or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the units that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, units or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver units and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. At any time after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder. The obligations of ADS holders and beneficial owners of ADSs outstanding as of the effective date of any termination shall survive such effective date of termination and shall be discharged only when the applicable ADSs are presented by to the depositary for cancellation under the terms of the deposit agreement and the ADS holders have each satisfied any and all of their obligations hereunder (including, but not limited to, any payment and/or reimbursement obligations which relate to prior to the effective date of termination but which payment and/or reimbursement is claimed after such effective date of termination).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time, when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary and the custodian. We, the depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents constituent documents or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting units for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting units for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

are not liable for any action or failure to act by any ADS holder relating to the ADS holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, for any tax consequences that may result from ownership of ADSs, units or deposited securities, or for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of units, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any units or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine, in good faith, that it is necessary or advisable to do so.

Your Right to Receive the Units Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying units at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; or (2) the transfer of units is blocked to permit voting at a shareholders’ meeting;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of units or other deposited securities; or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any units or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such units.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying units. This is called a pre-release of the ADSs. The depositary may also deliver units upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying units are delivered to the depositary. The depositary may receive ADSs instead of units to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the units or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such units or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such units or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such units or ADSs in its records, (e) unconditionally guarantees to deliver such units or ADSs to the depositary or the custodian, as the case may be, and (f) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an

ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Brazilian Tax Considerations for Holders of Units or ADSs

The following is a discussion of the material Brazilian tax consequences of the acquisition, ownership and disposition of units or ADSs by an individual, entity, trust or organization that is not resident or domiciled in Brazil for purposes of Brazilian taxation, or Non-Resident Holder. This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our units or ADSs. Prospective purchasers must consult their own tax advisors with respect to an investment in units or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of units or ADSs are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to after tax profits generated as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Distribution of Interest on Stockholders’ Equity

Law No. 9,249 dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on stockholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net income, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes this deduction is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50.0% of the net profits (after the deduction of social contribution on net profits and before taken into account the provision for corporate income tax, and the amounts attributable to shareholders as interest on stockholders’ equity) related to the period in respect of which the payment is made; and

•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on stockholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a country or other jurisdiction (i) that does not impose income tax, (ii) where the maximum income tax rate is lower than 20.0% or (iii) where the applicable laws impose restrictions on the disclosure of shareholding composition or the ownership of the investment, or Nil or Low Taxation Jurisdiction. See “—Discussion on Nil or Low Taxation Jurisdiction.”

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on stockholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholder’s equity to Non-Resident Holders may be converted into foreign currency and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Capital Gains

According to Article 26 of Law 10,833 dated December 29, 2003, as amended, gains related to the disposition or sales of assets located in Brazil, such as our units, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by the Non-Resident Holder to a Brazilian resident or to another non-resident of Brazil.

As a general rule, capital gains realized as a result of a sale or disposition of units are equal to the positive difference between the amount realized on the sale or disposition of the units and the respective acquisition cost.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Capital gains realized by a Non-Resident Holder on the disposition of units carried out on the Brazilian stock exchange are:

•

exempt from income tax, when realized by a Non-Resident Holder that (i) has registered its investment in Brazil before the Brazilian Central Bank under the rules of Resolution No. 2,689/00 of the Brazilian Monetary Counsel, or 2,689 Holder, and (ii) is not a resident or domiciled in a Nil or Low Taxation Jurisdiction; and

•

subject to income tax at a rate of 15% with respect to gains realized (A) by a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction; or (B) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction;

•	subject to income tax at a rate of up to 25% in case of gains realized by a Non-Resident Holder that (1) is not a 2,689 Holder, and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 2,689 Holder that is not resident or domiciled in a Nil or Low Taxation Jurisdiction.

Any other gains realized on the disposition of units that are not carried out on the Brazilian stock exchange are:

•

subject to income tax at a rate of 15% when realized by (A) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction, or by (B) a Non-Resident Holder that (1) is not a 2,689 Holder and (2) is not resident or domiciled in a Nil or Low Taxation Jurisdiction; and

•

subject to income tax at a rate of up to 25% when realized by (A) a Non-Resident Holder that (1) is a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Tax Jurisdiction, or by (B) a Non-Resident Holder that is not a 2,689 Holder and (2) is resident or domiciled in a Nil or Low Taxation Jurisdiction.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution, the withholding income tax of 0.005% will apply and can be later offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to units will not be subject to Brazilian withholding income tax. Gains realized by a Non-Resident holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to the disposition of units.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non- Resident Holder and the corresponding acquisition cost is treated, for tax purposes as capital gain derived from the sale or exchange of units not carried out on a Brazilian stock exchange and is therefore subject to income tax at the rate of 15%, or 25%, in case of beneficiaries resident or domiciled in a Nil or Low Tax Jurisdiction.

There can be no assurance that the current favorable tax treatment of 2,689 Holders will continue in the future.

Sale of ADSs to other non-residents in Brazil

As a general rule, gains realized on disposition transactions carried out with either a resident or a non-resident of Brazil may be subject to taxation in Brazil under Law no. 10,833. However, gains realized outside Brazil on a sale by a Non-Resident Holder are not subject to taxation in Brazil so long as the assets involved are not located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether this position will ultimately prevail in the courts of Brazil.

Non-Resident Holders may exchange ADSs for the underlying units, sell the units on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the applicable regulatory framework (in reliance on the depositary’s electronic registration), with no income tax consequences. Although there is no clear regulatory guidance, we believe that the exchange of ADSs for units should not be subject to Brazilian withholding income tax.

Gains on the exchange of units for ADSs

The deposit of units in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost of the units is lower than:

•	the average price per units on the Brazilian stock exchange at which the greatest number of such units were sold on the day of deposit; or

•	if no units were sold on that day, the average price on the Brazilian stock exchange at which the greatest number of such units were sold in the 15 preceding trading sessions.

In such case the difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the units, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, as a general rule, or 25% for beneficiaries resident or domiciled in a Nil or Low Tax Jurisdiction.

The exercise of any preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to units by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of units.

Discussion on Nil or Low Taxation Jurisdictions

On June 24, 2008, and with effect as of January 1st, 2009, Law No. 11,727/08 introduced the concept of “privileged tax regime”, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Nil or Low Tax Jurisdiction. Pursuant to Law No. 11,727/08, a privileged tax regime is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) contingent to the non-exercise of a substantial economic activity in the country or location; or (3) does not tax or that taxes income earned outside of the respective country or location at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholding composition, ownership of assets and rights, or economic transactions that are carried out, or Privileged Tax Regime.

In addition, on June 7, 2010, the Brazilian Tax Authorities enacted Ordinance No. 1,037, as amended, listing (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (ii) the Privileged Tax Regimes.

Notwithstanding the fact that such “privileged tax regime” concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization/cross border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regime definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors on units or ADSs such as a Non-Resident Holder. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law 11,727, Ordinance 1,037 and of any related Brazilian tax law or regulation concerning Nil or Low Tax Jurisdiction and Privileged Tax Regimes.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. In relation to the inflow of funds for investments in the Brazilian financial and capital markets, the IOF/Exchange is currently imposed at a general rate of 6%.

However, currently, the inflow of funds into Brazil for variable income investments in the stock and future exchanges carried out by non-resident investors under the regulations issued by the CMN is subject to a 0% IOF/Exchange rate. Likewise, the inflow of funds into Brazil for the acquisition or subscription of shares in public offerings, provided that the issuer is registered to trade its shares in the stock exchange, is currently subject to the IOF/Exchange at a 0%. Although not clearly regulated, as the units to be acquired by Non-Resident Holders are certificates representing common and preferred shares, in our opinion the inflow of funds for the acquisition of the units should be subject to the IOF/Exchange at a 0% rate.

The outflow of funds related to investments carried out by Non-Resident Holders in the Brazilian financial and capital markets, as well as the remittance of dividends and interest on stockholders’ equity are subject to IOF/Exchange at a 0% rate. Although not clearly regulated, in our view the conversion of reais into foreign currency for payment of dividends and interest on shareholder’s equity to holders of ADSs should also benefit from the above mentioned 0% IOF/Exchange rate.

In any case, the Brazilian federal government may increase the rate at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions (sales and acquisitions) involving shares, or units comprising shares, is currently zero, although the Brazilian federal government may increase such rate at any time, up to 1.5% per day, but only in respect to future transactions.

The deposit of our units in exchange for ADSs is currently subject to the IOF/Bonds at a 1.5% rate. The tax is imposed on the product of the number units received and the closing price for those units on the date prior to the transfer, or if such closing price is not available, the last available closing price for such shares.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares, or units comprising shares, by individuals or entities not domiciled in Brazil except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by these individuals or entities to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares, or units comprising shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences of the ownership and disposition of ADSs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities and specifically does not address any estate, gift or state or local tax considerations that may be relevant to a U.S. Holder. This discussion applies only to U.S. Holders (as defined below) that hold ADSs or units as capital assets (generally, property held for investment purposes) for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that hold an investment in an entity that holds ADSs or units;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	holders that own or will own, directly, indirectly or constructively ten percent or more of our voting shares; and

•	persons holding ADSs or units in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or units, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding ADSs or units and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or units.

The summary is based upon the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are encouraged to consult their own tax advisers as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or units in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADSs or units that is:

1.	an individual that is a citizen or resident of the United States;

2.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	a trust if (a) a court within the United States is able to exercise primary supervision for the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying units represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying units represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before delivery of shares to the depositary, or pre-release, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the creditability of Brazilian taxes, described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or units (including distributions to shareholders that are treated as interest on net equity for Brazilian tax purposes and amounts withheld in respect of Brazilian tax) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on the NYSE will be eligible for beneficial rates of taxation, provided we are not a PFIC (as defined below) during the year in which the dividend is paid or in the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their own tax advisors regarding the application of the relevant rules to their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the ADS Depositary’s) receipt of the dividend, and will not be eligible for the “dividends received deduction” generally allowed to corporations receiving dividends from domestic corporations under Internal Revenue Code of 1986, as amended, or the Code.

The amount of the distribution will equal the U.S. dollar value of the reais received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the ADS Depositary), whether or not the ADS Depositary or U.S. Holder in fact converts any reais received into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into U.S. dollars after the date of receipt. Any gains or losses resulting from the conversion of reais into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S.-source.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Brazilian income taxes withheld from distributions on our ADSs or units will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders are encouraged to consult their own tax advisers regarding the creditability of foreign taxes based on their particular circumstances.

In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Brazilian tax withheld from distributions on our ADSs or units, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of ADSs or Units

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADSs or units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the shares underlying the ADSs or units exceeds one year.

The initial tax basis of the U.S. Holder’s ADSs or units will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. U.S. Holders generally will not be entitled to a credit with respect to any IOF/Exchange tax paid on their ADSs or units (as discussed in “—Material Brazilian Tax Considerations for of Holders Units or ADRs”). However, U.S. Holders should be entitled to include the amount of the IOF/Exchange tax paid as part of their initial tax basis in such ADSs or units. If our ADSs or units are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such ADSs or units by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

If a Brazilian tax is imposed on the sale or other disposition of our ADSs or units, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Brazilian tax. See “—Material Brazilian Tax Considerations for Holders of Units or of ADRs” for a description of when a disposition may be subject to taxation by Brazil. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or units will generally be U.S.-source gain, and a U.S. Holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to foreign source income, a U.S. Holder may be unable to claim a foreign tax credit with respect to the Brazilian tax on gains. In lieu of claiming a foreign tax credit, U.S. Holders may make an election to deduct foreign taxes, including the Brazilian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders are encouraged to consult their own tax advisers as to whether the Brazilian tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of its gross income consists of passive income, or (2) 50% or more of the average quarterly value of its assets (which may be determined in part by the market value of ADSs or our units, which is subject to change) consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, rents, royalties and gains from the disposition of investment assets (subject to various exceptions).

Based upon the composition of our gross income and gross assets, our intended use of the proceeds of this global offering and the nature of our business, we do not believe that we will be classified as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2012. Our status in 2013 and future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or units, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of ADSs or units would generally be allocated ratably over the U.S. Holder’s holding period for ADSs or units. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or units exceeds 125 percent of the average of the annual distributions on the ADSs or units received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or units. U.S. Holders are encouraged to consult their own tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends (including distributions of interest on stockholders’ equity) and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient; or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals (and certain specified entities) are required to report information relating to an interest in ADSs or units, subject to certain exceptions (including an exception for securities held in certain accounts maintained by financial institutions, such as ADSs). U.S. Holders are encouraged to consult their own tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ADSs or units.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of units or ADSs.

The above discussion is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the acquisition, holding and disposition of our ADSs or units. Prospective purchasers of our ADSs or units are encouraged to consult their own tax advisers concerning the tax consequences of their particular situations.

UNDERWRITING

This global offering consists of (1) an international offering of units, each of which represents one of our common shares and two of our preferred shares, offered directly or in the form of ADSs, in the United States and elsewhere outside of Brazil and (2) a Brazilian offering of units, within Brazil.

International offering

We and the selling shareholder are offering the units and ADSs described in this prospectus through the international underwriters named below. We and the selling shareholder have entered into an international underwriting agreement with the international underwriters with respect to the units, including in the form of ADSs being offered in the international offering. Subject to the terms and conditions of the international underwriting agreement, we and the selling shareholder have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table.

Name	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Itau BBA USA Securities, Inc.
Credit Suisse Securities (USA) LLC
BTG Pactual US Capital LLC
HSBC Securities (USA) Inc.
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Bradesco Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banco do Brasil Securities LLC
Banco Votorantim Securities, Inc.

Total

The international underwriters are committed to purchase all of the ADSs offered by us and the selling shareholder if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter were to default, the purchase commitments of non-defaulting international underwriters may also be increased or the international offering may be terminated. However, the international underwriters are not required to take or pay for the ADSs covered by the over-allotment option of the underwriters described below.

Brazilian offering and placement of units

We and the selling shareholder have also entered into a Brazilian underwriting agreement with Banco BTG Pactual S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Itaú BBA S.A., Banco J.P. Morgan S.A. and Banco Morgan Stanley S.A. and, as intervening party, the BM&FBOVESPA, providing for the concurrent offer and sale of units in a public offering in Brazil, by means of a separate Portuguese-language prospectus, including a Reference Form (Formulário de Referência). Each of the international and Brazilian offering is conditioned on the closing of the other.

The international underwriters and the Brazilian underwriters have entered into an intersyndicate agreement which governs specific matters relating to this global offering. Under this agreement, each international underwriter has agreed that, as part of its distribution of ADSs and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or distribute any prospectus relating to the ADSs to any person in Brazil or to any other dealer who does not so agree. Each Brazilian underwriter similarly has agreed that, as part of its distribution of units and subject to permitted exceptions, it has not offered or sold, and will not offer to sell, directly or indirectly, any units or distribute any prospectus relating to the units to any person outside Brazil or to any other dealer who does not so agree.

These limitations do not apply to stabilization transactions or to transactions between the Brazilian and international underwriters, who have agreed that they may sell ADSs or units, as the case may be, between their respective underwriting syndicates. The number of ADSs or units, as the case may be, actually allocated to each offering may differ from the amount offered due to the reallocation between the international and Brazilian offerings.

Pursuant to the terms of the international underwriting agreement, the international underwriters will act as placement agents on behalf of the Brazilian underwriters identified below with respect to the offering of units sold to investors located outside Brazil. The Brazilian underwriters will sell units to investors located within Brazil and, and through the international underwriters in their capacity as placement agents, to other U.S. and international investors that are authorized to invest in Brazilian securities under the requirements established by the CMN and CVM. The Brazilian underwriting agreement provides that, if any of the units covered by such agreement are not placed, the Brazilian underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions. Subject to the terms of the Brazilian underwriting agreement, each of the Brazilian underwriters has severally agreed to place the number of units listed next to its name in the following table:

Name	Number of Units
Banco Morgan Stanley S.A.
Banco J.P. Morgan S.A.
Banco Itaú BBA S.A.
Banco de Investimentos Credit Suisse (Brasil) S.A.
Banco BTG Pactual S.A. – Cayman Branch(1)
HSBC Bank Brasil S.A. – Banco Múltiplo
Goldman Sachs do Brasil Banco Múltiplo S.A.
Deutsche Bank S.A. – Banco Alemão
Banco Bradesco BBI S.A.
Bank of America Merrill Lynch Banco Múltiplo S.A.
BB-Banco Investimentos S.A.
Banco Votorantim S.A.

Total

(1)	Banco BTG Pactual S.A. – Cayman Branch is not a broker-dealer registered with the SEC and therefore may not make sales of any shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A. – Cayman Branch intends to effect sales of units in the form of ADSs in the United States, it will do so only through BTG Pactual US Capital LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

We will reserve up to     % of the units in the global offering for our employees, directors and officers at the public offering price for the Brazilian offering.

Over-allotment option

We are granting the international underwriters an option, exercisable by Morgan Stanley & Co. LLC at its sole discretion upon prior written notice to the other international underwriters, at any time for a period of 30 days from, and including, the first day of trading of the units on the BM&FBOVESPA, to purchase up to              additional units, in the form of ADSs, minus the number of units sold by us and the selling shareholder pursuant to the Brazilian underwriters’ over-allotment option referred to below, at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, provided that the decision to over-allocate the units (including in the form of ADSs) is made jointly by the international underwriters and the Brazilian underwriters at the time the price per unit and ADS is determined. If any such ADSs are purchased with this over-allotment option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased with this over-allotment option, the international underwriters will offer the additional ADSs on the same terms as those ADSs that are being offered pursuant to the international offering.

We have also granted Banco Morgan Stanley S.A. an option exercisable at its sole discretion upon prior written notice to the other Brazilian underwriters, at any time for a period of 30 days from and including, the first day of trading of the units on the BM&FBOVESPA, to place up to an additional             units, minus the number of units in the form of ADSs sold pursuant to the international underwriters’ over-allotment option, to cover over-allotments, if any, provided that the decision to over-allocate the units (including in the form of ADSs) is made jointly by the Brazilian underwriters, we and VID at the time the price per unit and ADS is determined. If any additional units are purchased with this over-allotment option, the Brazilian underwriters will offer the additional units on the same terms as those units that are being offered pursuant to the Brazilian offering.

Underwriting discounts and commissions

The international underwriters and Brazilian underwriters propose to offer the ADSs and our units, as the case may be, directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of U.S.$         per ADS and R$         per unit. Any such dealers may resell ADSs or units, as the case may be, to certain other brokers or dealers at a discount of up to U.S.$         per ADS and R$         per unit from the offering price. After the initial public offering, the offering price and other selling terms may be changed. The offering of the ADSs and our units, as the case may be, by the dealers is subject to their receipt and acceptance of, and is also subject to their and our right to reject, any order in whole or in part.

The underwriting fee in connection with the offering of ADSs is equal to the public offering price per ADS less the amount paid by the international underwriters to us and the selling shareholder. The underwriting fee is U.S.$ per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the international underwriters in the international offering assuming both no exercise and full exercise of the option to purchase additional ADSs.

	Without over - allotment option	With full over- allotment option
Per ADS	U.S.$	U.S.$
Total	U.S.$	U.S.$

The underwriting fee in connection with the offering of units is equal to the public offering price per unit less the amount paid by the Brazilian underwriters to us and the selling shareholder. The underwriting fee is R$ per unit. The following table shows the per unit and total underwriting discounts and commissions to be paid to the Brazilian underwriters in the Brazilian offering assuming both no exercise and full exercise the option to purchase additional units.

	Without over- allotment option	With full over- allotment option
Per Unit	R$	R$
Total	R$	R$

We estimate that the total expenses of this global offering, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately U.S.$        . A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this global offering. The international underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated to international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

HSBC Bank Brasil S.A. – Banco Múltiplo, Goldman Sachs do Brasil Banco Múltiplo S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco BBI S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., BB-Banco Investimentos S.A. and Banco Votorantim S.A., collectively, will receive an underwriting fee in an aggregate amount of R$14.0 million, to be divided equally among them, which we refer to as the “coordinators’ fee.” The coordinators’ fee will be payable out of the total underwriting discounts and commissions payable in connection with the global offering, up to a maximum of 5.0% of the total discounts and commissions payable in connection with the global offering. To the extent that R$14.0 million is greater than 5.0% of the total discounts and commissions, we and the selling shareholders’ will pay, on a pro rata basis, the balance of the coordinators’ fee.

No sale of similar securities

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC or similar Brazilian regulatory authority a registration statement under the Securities Act or Brazilian corporate law, as the case may be, relating to, any of our shares, units or ADSs or any securities convertible into or exchangeable or exercisable for such securities (including, without limitation, our shares, units or ADSs), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of our shares, units or ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares, units, or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC for a period of 180 days after the date of this prospectus. These restrictions do not apply: (A) to units in the form of ADSs to be sold in the international offering; (B) to units to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement; (C) to common shares or preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein; (D) in connection with the market maker activities, or (E) the loan of a certain number of units, in order to allow the stabilization of the units as provided in the Brazilian underwriting agreement.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, the selling shareholder and our directors and executive officers have entered into lock-up agreements with the international underwriters prior to the commencement of the international offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Itau BBA USA Securities, Inc., Credit Suisse Securities (USA) LLC and BTG Pactual US Capital LLC: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares, units or ADSs or any securities convertible into or exercisable or exchangeable into such securities (including, without limitation our shares, units or ADSs), or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares, units or ADSs or such other securities(regardless of whether any of these transactions are to be settled by the delivery of shares, units or ADSs or such other securities, in cash or otherwise); or (3) make any demand for or exercise any right with respect to the registration of any of our shares, units or ADSs or any security convertible into or exercisable or exchangeable for our shares, units or ADSs. These restrictions do not apply: (A) to units in the form of ADSs to be sold in the international offering; (B) to units to be sold in the Brazilian offering pursuant to the Brazilian underwriting agreement; (C) to common shares or preferred shares we issue upon the exercise of options granted under company stock plans that are in existence as of the date of this prospectus and described herein; (D) in connection with the market maker activities; or (E) the loan of a certain number of units, in order to allow the stabilization of the units as provided in the Brazilian underwriting agreement. The international underwriters, in their sole discretion, may release the units, ADSs, and other securities subject to the lock-up agreements described above in whole or in part at any time.

Notwithstanding the foregoing, if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

As described below under “—Directed Unit Program,” any participants in the Directed Share Program shall be subject to a 180-day lock-up with respect to ADSs sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision as the lock-up agreement described above.

Additionally, pursuant to the regulations of the Level 2 segment of the BM&FBOVESPA, we, VID and our directors and executive officers may not sell and/or offer to sell any ADSs, units or the underlying common shares or preferred shares ( or derivatives of such securities) they own immediately after this global offering, as well as any securities or other derivatives linked to securities issued by us, for six months days after the publication in Brazil of the announcement of commencement of the offering. After the expiration of this six-month period, we, VID and our directors and executive officers may not, for an additional six-month period, sell and/or offer to sell more than 40.0% of the securities held by such parties.

Indemnification

We and the selling shareholder have agreed to indemnify the several international underwriters against certain liabilities, including liabilities under the Securities Act. The Brazilian underwriting agreement contains a similar provision for the benefit of the Brazilian underwriters.

Directed Unit Program

At our request, the international underwriters have reserved for sale at the initial public offering price up to ADSs offered hereby for certain other persons associated with us. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved units. Any reserved ADSs not so purchased will be offered by the international underwriters to the general public on the same basis as the other units offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus. This 180-day lock up period shall be extended with respect to our issuance of an earnings release or if a material news or a material event relating to us occurs, in the same manner as described above under “—No sale of similar securities.”

Listing

We have applied to have the ADSs approved for listing/quotation on the NYSE under the symbol “            ”. We have also applied to list our units and the underlying common shares and preferred shares on the Level 2 (Nível 2) segment of the BM&FBOVESPA, under the symbols “            ”, “            ” and “            ”, respectively.

Price stabilization and short positions

In connection with the international offering, the international underwriters, through Morgan Stanley & Co. LLC acting as the international stabilization agent, may engage in stabilizing transactions, which involves making bids for, purchasing and selling units or ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs or units while this global offering is in progress. These stabilizing transactions may include making short sales of the units, including in the form of ADSs, which involves the sale by the international underwriters of a greater number of units than the number of units in the form of ADSs than they are required to purchase in this global offering, and purchasing units, including in the form of ADSs, on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than international underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The international underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing units, including in the form of ADSs, in the open market. In making this determination, the international underwriters will consider, among other things, the price of units available for purchase in the open market compared to the price at which the international underwriters may purchase units, including in the form of ADSs, through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the units or the ADSs in the open market that could adversely affect investors who purchase in the international offering. To the extent that the international underwriters create a naked short position, they will purchase units, including in the form of ADSs in the open market to cover the position. Any naked short sales will require prior approval of the international underwriters.

The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the international underwriters purchase units, including in the form of ADSs, in the open market in stabilizing transactions or to cover short sales, they may be required to sell those ADSs as part of the international offering or to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our units or the ADSs or preventing or retarding a decline in the market price of our units and the ADSs, and, as a result, the price of our units and the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

In connection with the Brazilian offering, the Brazilian underwriters, through Banco Morgan Stanley S.A. acting as the Brazilian stabilization agent, may engage in transactions on the BM&FBOVESPA that stabilize, maintain or otherwise affect the price of the units. In addition, it may bid for, and purchase, units in the open market to cover short positions or stabilize the price of our units. These stabilizing transactions may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result, the price of our units may be higher than the price that might otherwise exist in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. Reports on stabilization activities may be carried out for the period of 30 days from and including, the first day of trading of the units on the BM&FBOVESPA. A stabilization activities agreement, in the form approved by the CVM and the BM&FBOVESPA, has been executed simultaneously with the execution of the Brazilian underwriting agreement.

Prior to this global offering, there has been no public market for our ADSs or units. The public offering price will be determined by negotiations between us and the international and Brazilian underwriters. In determining the public offering price, we and the international and Brazilian underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the international and Brazilian underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this global offering;

•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the international underwriters can assure investors that an active trading market will develop for our ADSs or units, or that such ADSs or units will trade in the public market at or above the public offering price.

Other relationships

The international underwriters and their respective affiliates (including certain Brazilian underwriters) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the international underwriters and their affiliates (including certain Brazilian underwriters) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The international underwriters and/or their affiliates (including the Brazilian underwriters) may enter into derivative transactions in connection with our common or preferred shares, units or ADSs, acting at the order and for the account of their clients. The international underwriters and/or their affiliates (including the Brazilian underwriters) may also purchase some of our common or preferred shares, units or ADSs offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or other terms of the offering.

Selling Restrictions

The units, including in the form of ADSs, offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any units or ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49 (2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Our units, including in the form of ADSs, are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our units, including in the form of ADSs, described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the our units, including in the form of ADSs, which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such securities to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the units, including in the form of ADSs, to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No units, including in the form of ADSs, have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. None of this prospectus or any other materials related to the offering or information contained herein or therein relating to the units, including in the form of ADSs, has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Germany

The units, including in the form of ADSs, will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Ireland

The units, including in the form of ADSs, will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Italy

The offering of the units, including in the form of ADSs, has not been registered pursuant to Italian securities legislation and, accordingly, no units, including in the form of ADSs, may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the units, including in the form of ADSs, in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the units, including in the form of ADSs, or distribution of copies of any document relating to the units, including in the form of ADSs, will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the units, including in the form of ADSs, or any document relating to the units, including in the form of ADSs, in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the units, including in the form of ADSs, in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the units, including in the form of ADSs, are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of units, including in the form of ADSs, who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the units, including in the form of ADSs, were purchased, unless an exemption provided for under the Italian Financial Act applies.

Netherlands

The units, including in the form of ADSs, may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of units, including in the form of ADSs, is publicly announced that the offer is exclusively made to said individuals or legal entities.

Portugal

No document, circular, advertisement or any offering material in relation to the units, including in the form of ADSs, has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No units, including in the form of ADSs, may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the units, including in the form of ADSs, as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the units, including in the form of ADSs, have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the units, including in the form of ADSs, by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the units, including in the form of ADSs, in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the units, including in the form of ADSs, in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Spain

The units, including in the form of ADSs, have not been registered with the Spanish National Commission for the Securities Market and, therefore, no unit, including in the form of ADSs may be publicly offered, sold or delivered, nor any public offer in respect of the units, including in the form of ADSs, made, nor may any prospectus or any other offering or publicity material relating to the units, including in the form of ADSs, be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus, as well as any other material relating to the units, including in the form of ADSs, which are the subject of the international offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The units, including in the form of ADSs, will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the units, including in the form of ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The units, including in the form of ADSs, are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the units, including in the form of ADSs, with the intention to distribute them to the public). The investors will be individually approached by the international underwriters from time to time. This document, as well as any other material relating to the units, including in the form of ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the international offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Australia

This prospectus is not a formal disclosure document and has not been, nor will it be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the units, including in the form of ADSs.

The units, including in the form of ADSs, are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). The international offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the units, including in the form of ADSs, has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the units, including in the form of ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the units, including in the form of ADSs, shall be deemed to be made to such recipient and no applications for the units, including in the form of ADSs, will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the units, including in the form of ADSs, you undertake to us that, for a period of 12 months from the date of issue of the units, including in the form of ADSs, you will not transfer any interest in the units, including in the form of ADSs, to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

China

The units, including in the form of ADSs, may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the units, including in the form of ADSs, may be supplied to the public in China or used in connection with any offer for the subscription or sale of units, including in the form of ADSs, to the public in China. The units, including in the form of ADSs, may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Hong Kong

This prospectus has not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any units, including in the form of ADSs, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the units, including in the form of ADSs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to units, including in the form of ADSs, which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Japan

The units, including in the form of ADSs, have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and, accordingly, no offer or sale of any units, including in the form of ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the units, including in the form of ADSs, may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such units, including in the form of ADSs, be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased units, including in the form of ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the units, including in the form of ADSs, under Section 275 of the Securities and Futures Act except:

•

to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

•	where no consideration is or will be given for the transfer;

•	by operation of law; or

•	as specified in Section 276(7) of the Securities and Futures Act.

South Korea

The units, including in the form of ADSs, have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The units, including in the form of ADSs, may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the units, including in the form of ADSs, except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The units, including in the form of ADSs, may not be resold to Korean residents unless the purchaser of the Shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the units, including in the form of ADSs,.

Kuwait

The units, including in the form of ADSs, have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the units, including in the form of ADSs, in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the units, including in the form of ADSs.

Qatar

This global offering of units, including in the form of ADSs, does not constitute a public offer of securities in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law). The units, including in the form of ADSs, are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such units, including in the form of ADSs, or have sufficient knowledge of the risks involved in an investment in such units, including in the form of ADSs, or are benefiting from preferential terms under a directed unit program for directors, officers and employees. No transaction will be concluded in the jurisdiction of the State of Qatar.

United Arab Emirates

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED ARAB EMIRATES (EXCLUDING THE DUBAI INTERNATIONAL FINANCIAL CENTRE)

The units, including in the form of ADSs, have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (U.A.E.) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out below. The information contained in this prospectus does not constitute a public offer of the units, including in the form of ADSs, in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The units, including in the form of ADSs, to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the units, including in the form of ADSs, offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the units or ADSs pursuant to the offering should note that the offer of the units, including in the form of ADSs, is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The units, including in the form of ADSs, may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of units, including in the form of ADSs, is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired units, including in the form of ADSs, pursuant to this exempt offer may not offer or sell units, including in the form of ADSs, to any person (referred to as a transferee) unless the price to be paid by the transferee for such units, including in the form of ADSs, equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the units, including in the form of ADSs, being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the units, including in the form of ADSs, to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the units, including in the form of ADSs, if he/she sells his entire holding of the units, including in the form of ADSs, to one transferee.

Argentina

This prospectus has not been registered with the Comisión Nacional de Valores and may not be offered publicly in Argentina. The prospectus may not be publicly distributed in Argentina, and neither we nor the international underwriters will solicit the public in Argentina in connection with this prospectus.

Colombia

The units, including in the form of ADSs, have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the units, including in the form of ADSs, may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Mexico

The units, including in the form of ADSs, have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the units, including in the form of ADSs, in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The units, including in the form of ADSs, have not been and will not be approved by or registered with the Peruvian securities regulatory authority, the Superintendency of the Securities Market (Superintendencia del Mercado de Valores). However, the units, including in the form of ADSs, have been registered with the Superintendency of Banking, Insurance and Private Pension Funds (Superintendencia de Bancos, Seguros y Administradoras Privadas de Fondos de Pensiones) in order to be offered or sold in private placement transactions addressed to Peruvian institutional investors such as Peruvian private pension funds.

Chile

The units, including in the form of ADSs, are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the units, including in the form of ADSs, do not constitute a public offer of, or an invitation to subscribe for or purchase, the units, including in the form of ADSs, in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Addresses of Underwriters

The addresses of the international underwriters are as follows:

BTG Pactual US Capital LLC 601 Lexington Avenue, 57th Floor New York, NY 10022 USA	Credit Suisse Securities (USA) LLC 11 Madison Avenue New York, NY 10010 USA

Itau BBA USA Securities, Inc. 767 Fifth Avenue, Suite 50-13 New York, NY 10153 USA	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 USA

Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036 USA	HSBC Securities (USA) Inc. 452 5th Avenue, 8th Floor New York, NY 10018 USA

Goldman, Sachs & Co. 200 West Street New York, NY 10282-2198 USA	Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 USA

Bradesco Securities, Inc. 450 Park Avenue, 32nd Floor New York, NY 10022 USA	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, NY 10036 USA

Banco do Brasil Securities LLC 535 Madison Avenue, 34th Floor New York, NY 10022 USA	Banco Votorantim Securities, Inc. 126 E 56 Street, 9th Floor, Suite 920 New York, NY 10022 USA

EXPENSES OF THE OFFERING

We estimate our expenses in connection with this global offering, other than underwriting discounts and commissions, will be as set forth in the following table.

Expense	Amount
(in U.S.$)
SEC registration fee	U.S.$
IOF tax
NYSE listing fee
Brazilian fees, including CVM, BM&FBOVESPA and ANBIMA
Print and engraving expenses
Legal fees and expenses
Audit fees and expenses
“Road show” expenses and miscellaneous costs
Total	U.S.$

All amounts in the above table, except for the Brazilian fees, including CVM, BM&FBOVESPA and ANBIMA fees, the SEC registration fee and the NYSE listing fee, are estimated and accordingly are subject to change. Some of these expenses will be incurred in reais and have been converted to U.S. dollars based on the exchange rate of R$ to U.S.$1.00, which is the selling exchange rate on             , 2013 as reported by the Brazilian Central Bank. We will pay all expenses related to this global offering.

LEGAL MATTERS

Certain legal matters in connection with this global offering relating to United States law and the validity of the ADSs being offered by this prospectus will be passed upon for us by White & Case LLP. Certain legal matters in connection with this global offering relating to Brazilian law and the validity of our units and the underlying shares will be passed upon for us by Machado, Meyer, Sendacz e Opice Advogados. Certain legal matters concerning this global offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this global offering relating to Brazilian law will be passed upon for the underwriters by Pinheiro Guimarães – Advogados.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers Auditores Independentes is a member of the Regional Accounting Council (Conselho Regional de Contabilidade), or the CRC, of the State of São Paulo.

The carve-out combined financial statements of the Cimpor Target Businesses as of and for the years ended December 31, 2012 and 2011, included in this prospectus have been audited by Deloitte, S.L., independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to the preparation of the carve-out combined financial statement using the basis of preparation explained in note 2 to the carve-out combined financial statements and additionally, as discussed in note 1 to the carve-out combined financial statements, to their preparation as a combination of the historical accounts of the companies that compose the Cimpor Target Businesses, and therefore, they may not be reflective of the actual level and structure of the debt and the related financial costs which would have been incurred had the Cimpor Target Businesses operated as a separate business from Cimpor Portugal SGPS, S.A.), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedade por ações) incorporated under the laws of Brazil. Our directors and officers and the selling shareholder are Brazilian residents and most of our assets are located outside the United States. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us, our directors and officers or the selling shareholder, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

In addition, any claims under the BM&FBOVESPA’s Level 2 Segment rules and regulations must be submitted to arbitration conducted in accordance with the rules of the Market Arbitration Chamber of the BM&FBOVESPA. See “Description of Capital Stock—Arbitration.”

We have been advised by our Brazilian counsel, Machado, Meyer, Sendacz e Opice Advogados, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. This counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained abroad would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), or STJ, which confirmation, generally, will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the non-Brazilian courts;

•

is issued by a court of competent jurisdiction after proper service of process, which service must comply with Brazilian Law if made in Brazil, or after sufficient evidence of our absence has been given, as requested under applicable law;

•	is final and, therefore, not subject to appeal in the jurisdiction in which it was issued;

•	is duly authenticated by a Brazilian consulate in the location of the non-Brazilian court and is accompanied by a certified sworn translation into Portuguese of such judgment; and

•	is not contrary to Brazilian national sovereignty, public policy and good morals.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the United States securities laws with respect to the units or ADSs.

This confirmation process may be time consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil.

We have also been advised that:

•

civil actions may be brought before Brazilian courts in connection with this prospectus predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty); and

•

a plaintiff, whether Brazilian or not, who resides outside Brazil or is outside Brazil during the course of the litigation in Brazil and who does not own real property in Brazil must provide a judicial deposit to guarantee the payment of the defendant’s legal fees and court expenses, as determined by the applicable Brazilian judge, except in case of collection claims based on an instrument (which do not include the common shares) that may be enforced in Brazilian courts without the previous review of its merits (título executivo extrajudicial) or counterclaims as established under the Brazilian Code of Civil Procedure.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the U.S. Securities Act of 1933 relating to this global offering of our ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this global offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within four months after the end of our fiscal year ended December 31, 2013 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page

Unaudited Consolidated Condensed Interim Financial Information as of March 31, 2013 and for the Three-Month Periods Ended March 31, 2013 and 2012 of Votorantim Cimentos S.A. and its subsidiaries
Interim Consolidated Balance Sheets as of March 31, 2013, December 31, 2012 and January 1, 2012	F-4
Interim Consolidated Statements of Income for the Three-Month Periods Ended March 31, 2013 and 2012	F-5
Interim Consolidated Statements of Comprehensive Income for the Three-Month Periods Ended March 31, 2013 and 2012	F-6
Interim Statements of Changes in Equity for the Three-Month Periods Ended March 31, 2013 and 2012	F-7
Interim Consolidated Statements of Cash Flows for the Three-Month Periods Ended March 31, 2013 and 2012	F-8
Notes to the Condensed Interim Financial Information	F-9

Audited Consolidated Financial Statements as of December 31, 2012 and 2011 and for the Years Ended December 31, 2012, 2011 and 2010 of Votorantim Cimentos S.A. and its subsidiaries
Independent Auditors Report	F-51
Balance Sheets as of December 31, 2012 and 2011	F-55
Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010	F-56
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	F-57
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2011 and 2010	F-58
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-61
Notes to the Consolidated Financial Statements	F-62

Audited Carve-Out Combined Financial Statements as of December 31, 2012 and 2011 and for the Years Ended December 31, 2012 and 2011 of the Cimpor Target Businesses
Independent Auditors Report	F-137
Carve-Out Combined Statement of Financial Position as of December 31, 2012 and 2011	F-139
Carve-Out Combined Statements of Profit and Loss and Other Comprehensive Income for the Years Ended December 31, 2012 and 2011	F-140
Carve-Out Combined Statement of Changes in Equity for the Years Ended December 31, 2012 and 2011	F-141
Carve-Out Combined Statement of Cash Flows for the Years Ended December 31, 2012 and 2011	F-142
Notes to the Carve-Out Combined Financial Statements	F-145

Votorantim Cimentos S.A.

Consolidated condensed

interim financial information

for the period ended on March 31, 2013

Votorantim Cimentos S.A.

Interim consolidated balance sheets

All amounts in thousands of reais unless otherwise indicated

Assets	Note	03/31/2013	Recast (*) 12/31/2012	Recast (*) 01/01/2012

Current assets
Cash and cash equivalents	7	275,210	936,254	221,770
Financial assets - held for trading	8	1,856,843	2,032,431	1,450,510
Trade accounts receivable	9	940,534	910,690	786,077
Inventories	10	1,176,677	1,182,101	890,668
Other taxes recoverable	11	209,373	176,195	149,316
Current income tax and social contribution receivable	11	191,907	83,920	23,554
Advances to suppliers		92,635	110,174	118,425
Dividends receivable	12	512	512	7,552
Other assets		144,326	94,816	135,152

		4,888,017	5,527,093	3,783,024

Assets of business classified as held for sale	26	1,382,652	701,214

		6,270,669	6,228,307	3,783,024

Non-current assets
Related parties	12	115,621	16,418	52,764
Judicial deposits		207,238	246,470	149,432
Deferred taxes	17(b)	738,089	971,979	759,140
Other taxes recoverable	11	211,034	41,296	14,923
Other assets		228,962	242,247	196,054

		1,500,944	1,518,410	1,172,313

Investments in associates and joint ventures	13	1,295,063	2,050,601	3,384,818
Property, plant and equipment	14	9,289,486	9,320,844	6,797,986
Intangible assets	15	4,699,227	4,798,437	3,466,389

		15,283,776	16,169,882	13,649,193

Total assets		23,055,389	23,916,599	18,604,530

Liabilities and stockholders’ equity	Note	03/31/2013	Recast (*) 12/31/2012	Recast (*) 01/01/2012

Current liabilities
Loans and financing	16	1,233,029	606,875	404,402
Trade payables		766,959	856,226	662,532
Salaries and payroll charges		177,605	227,543	151,373
Income tax and social contribution payable		70,937	51,186	132,882
Other taxes payable		243,222	207,497	181,473
Dividends payable	12	388,051	439,122	274,031
Advances from customers		118,009	18,622	14,370
Account payable for the acquisition of investees			328,452
Payables - Trading		75,647	53,784	36,826
Account payable		107,383	105,315	57,993
Use of Public Asset		24,004	23,561	22,005
Other liabilities		211,467	308,104	198,294

		3,416,313	3,226,287	2,136,181

Liabilities of business classified as held for sale	26	291,471	274,104

		3,707,784	3,500,391	2,136,181

Non-current liabilities
Loans and financing	16	11,060,709	12,177,174	7,643,161
Related parties	12	481,992	486,597	726,093
Provisions	18	957,426	1,070,799	934,953
Deferred taxes	17(b)	864,360	842,721	983,326
Use of Public Asset		383,200	381,585	352,180
Pension liabilities		159,483	184,812	134,538
Advances from customers		39,797
Other liabilities		404,005	364,674	275,681

		14,350,972	15,508,362	11,049,932

		18,058,756	19,008,753	13,186,113

Stockholders’ equity	19
Capital		2,746,024	2,746,024	2,746,024
Tax incentive reserve		596,080	544,441	360,648
Profit reserves		789,781	789,781	1,963,935
Retained earnings		104,648
Cumulative other comprehensive income		510,536	577,725	155,762

Total equity attributable to owners of the parent		4,747,069	4,657,971	5,226,369

Non-controlling interests		249,564	249,875	192,048

Total stockholders’ equity		4,996,633	4,907,846	5,418,417

Total liabilities and stockholders’ equity		23,055,389	23,916,599	18,604,530

(*)	See note 3

The accompanying notes are an integral part of this consolidated condensed interim financial information

Votorantim Cimentos S.A.

Interim consolidated statements of income

Periods ended on March 31

All amounts in thousands of reais unless otherwise indicated

			Recast (*)
	Note	2013	2012

Continuing operations

Revenues	20	2,480,784	2,057,784
Cost of sales and services		(1,759,620)	(1,418,590)

Gross profit		721,164	639,194

Operating income (expenses)
Selling		(186,196)	(112,762)
General and administrative		(181,107)	(127,888)
Other operating income, net	21	91,886	47,126

		(275,417)	(193,524)

Operating profit before equity results and net financial income (expense)		445,747	445,670

Results of investees
Equity in the results of associates & joint ventures	13	389	18,625

		389	18,625

Financial income		87,447	91,918
Financial expense		(213,852)	(206,371)
Net foreign exchange gains		12,967	8,063

Financial expenses, net	24	(113,438)	(106,390)

Profit before taxation		332,698	357,905

Income tax and social contribution	17(a)
Current		(52,237)	(79,520)
Deferred		(72,931)	(28,089)

Net income for the quarter from continuing operations		207,530	250,296

Discontinued operations
Loss for the quarter from discontinued operations	26	(11,353)

Net income for the quarter		196,177	250,296

Net income attributable to owners of the aparent		194,260	244,434
Net income attributable to non-controlling interests		1,917	5,862

Net income for the quarter		196,177	250,296

Weighted average number of total shares (thousand) (**)		5,421,132	5,421,132
From net income for the quarter
Basic and diluted earnings per share - R$ (**)		0.036	0.045

From continuing operations
Basic and diluted losses per share - R$ (**)		0.037	0.046

From discontinued operations
Basic and diluted losses per share - R$ (**)		(0.001)

(*)	See note 3
(**)	Retrospectively adjusted for the stock split approved on April 30, 2013. See Note 19(a)

The accompanying notes are an integral part of this consolidated condensed interim financial information

Votorantim Cimentos S.A.

Interim consolidated statements of comprehensive income

Periods ended on March 31

All amounts in thousands of reais unless otherwise indicated

	2013	2012
Net income for the quarter	196,177	250,296

Other comprehensive income (losses) net of taxes
All of which can be reclassified to profit & loss
Interest in other comprehensive income of associated companies and joint ventures	22,100	(34,181)
Hedge of a net investment	83,526	3,875
Currency translation differences	(175,043)	(69,516)

Other comprehensive losses for the quarter	(69,417)	(99,822)

Total comprehensive income for the quarter	126,760	150,474

Attributable to:
Comprehensive income attributable to owners of the parent:
Continuing operations	138,424	145,651
Discontined operations	(11,353)

Comprehensive income attributable to owners of the parent	127,071	145,651
Comprehensive income attributable to non-controlling interests	(311)	4,823

The accompanying notes are an integral part of this consolidated condensed interim financial information

Votorantim Cimentos S.A.

Interim statements of changes in stockholder´s equity

All amounts in thousands of reais unless otherwise indicated

	Attributable to owners of the parent
		Tax incentive	Profit reserves		Retained	Cumulative other comprehensive		Non-controlling	Total stockholders’
	Capital	reserve	Legal	Profit retention	earnings	income	Total	interests	equity

At January 1, 2012	2,746,024	360,648	272,230	1,691,705		155,762	5,226,369	192,048	5,418,417

Total comprehensive income for the quarter
Net income for the quarter					244,434		244,434	5,862	250,296
Other comprehensive income (losses) for the quarter						(98,783)	(98,783)	(1,039)	(99,822)

Total comprehensive income for the quarter					244,434	(98,783)	145,651	4,823	150,474

Total contributions by and distributions to stockholders
Allocation to tax incentive reserve		40,413			(40,413)
Dividends (R$0.288 per share) (*)				(1,562,990)			(1,562,990)		(1,562,990)

Total contributions by and distributions to stockholders		40,413		(1,562,990)	(40,413)		(1,562,990)		(1,562,990)

At March 31, 2012	2,746,024	401,061	272,230	128,715	204,021	56,979	3,809,030	196,871	4,005,901

At January 1, 2013	2,746,024	544,441	353,070	436,711		577,725	4,657,971	249,875	4,907,846

Total comprehensive income for the quarter
Net income for the quarter					194,260		194,260	1,917	196,177
Other comprehensive income (losses) for the quarter						(67,189)	(67,189)	(2,228)	(69,417)

Total comprehensive income for the quarter					194,260	(67,189)	127,071	(311)	126,760

Total contributions by and distributions to stockholders
Reversal of lapsed unclaimed dividends					62,027		62,027		62,027
Allocation to tax incentive reserve		51,639			(51,639)
Dividends (R$0.018 per share) (*)			(100,000)		(100,000)		(100,000)

Total contributions by and distributions to stockholders		51,639			(89,612)		(37,973)		(37,973)

At March 31, 2013	2,746,024	596,080	353,070	436,711	104,648	510,536	4,747,069	249,564	4,996,633

(*)	Retrospectively adjusted for stock spilt approved on April 30, 2013. See Note 19.(a)

The accompanying notes are an integral part of this consolidated condensed interim financial information

Votorantim Cimentos S.A.

Interim consolidated statements of cash flows

Periods ended on March 31

All amounts in thousands of reais unless otherwise indicated

			Recast
	Note	2013	2012
Cash flows from operating activities

Profit before income taxes and social contribution including discontinued operations		320,189	357,905

Adjustments to reconcile net income to cash from operations
Depreciation, amortization and depletion	14 and 15	173,368	125,582
Equity in the results of investees	13	(389)	(18,625)
Interest, monetary and exchange variations		162,807	187,548
Gain on disposal of property, plant and equipment		(2,365)	(2,391)
Provision for legal claims and tax liabilities	18(b)	45,740	49,551
Allowance for doubtful accounts	9	7,352	1,345
Provision for inventory losses		(20,920)	2,610

		685,782	703,525

Changes in assets and liabilities
Financial assets held for trading		175,588	(214,210)
Trade accounts receivable		(37,196)	(6,267)
Inventories		26,344	(23,358)
Taxes recoverable		542	(42,969)
Related parties		(6,942)	(206,195)
Other assets		41,116	(37,218)
Suppliers		(89,267)	(6,796)
Taxes payable		35,725	88,654
Salaries and social charges		(49,938)	(41,024)
Advances from customers		139,184	557
Accounts payable and other liabilities		(128,168)	(62,407)

Cash provided by operations		792,770	152,292
Interest paid	16	(98,564)	(67,271)
Income tax and social contribution paid		(8,615)	(109,327)

Net cash provided (used) by operating activities		685,591	(24,306)

Cash flows from investing activities
Acquisition of interest in C+PA	1 (a)	(17,200)
Acquisition of investment in Cementos Artigas	1 (b)	(50,795)
Acquisition of investment in Cementos Avellaneda	1 (b)	(121,909)
Acquisition of investment in VCEAA	1 (b)	(155,946)
Acquisition of property, plant and equipment	14	(369,463)	(418,956)
Acquisitions of intangible assets	15	(18,572)	(5,701)
Cash advance to controlling shareholder	12	(99,606)
Proceeds from sale of property, plant and equipment		16,252	6,157
Dividends received		12,490	12,609

Net cash used in investing activities		(804,749)	(405,891)

Cash flows from financing activities
New loans and financing	16	90,931	1,890,657
Payments of loans and financing	16	(492,320)	(61,210)
Dividends paid		(109,060)	(1,385,850)
Related party, net		2,740	(79,034)

Net cash provided (used) by financing activities		(507,709)	364,563

Exchange results on cash and cash equivalents of foreign subsidiaries		(34,177)	(5,609)

Decrease in cash and cash equivalents		(626,867)	(65,634)

Cash and cash equivalents at the beginning of the quarter		936,254	221,770

Cash and cash equivalents at the end of the quarter		275,210	150,527

The accompanying notes are an integral part of this consolidated condensed interim financial information

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

1	General information

Votorantim Cimentos S.A. (the “Company” or “VCSA”) and its subsidiaries are principally engaged in: the production and sale of a complete portfolio of building materials, which includes cement, aggregates, ready-mix concrete, mortar and other building materials, as well as of raw materials and byproducts, similar and related products; rendering of concrete pouring services; research, mining and processing of mineral reserves in connection with its cement producing activities; transportation, distribution and importing; and holding investments in other companies. The Company is a corporation headquartered in the city and State of São Paulo. The Company and its subsidiaries operate in all regions of Brazil, in the United States and Canada, Latin America and Europe, Africa and Asia. Through its associates, the Company also has operations in others countries in Latin America and in North America.

VCSA’s direct parent company is Votorantim Industrial S.A. (hereafter commonly referred to as “VID” or “Parent Company”), one of Latin America’s largest private conglomerates. The ultimate parent company is Votorantim Participaçőes S.A. (“VPAR”).

Changes in interests in 2013 (1st quarter)

(a)	Acquisition of interest in C+PA

On January 10, 2013, the Company acquired a non-controlling 48% interest in Cimento e Produtos Associados S.A. (“C+PA”), an entity domiciled in Portugal. The purchase price amounted to EUR 10.4 million (R$ 27.9 million) and an amount of EUR 4 million (R$ 10.7 million) had not yet been paid at March 31, 2013. C+PA holds a 25% non-controlling interest in our subsidiary Cimpor Macau – Investment Company S.A. (“Macau”) which operates in China. We have acquired such interest in C+PA because of its holdings in Macau and with a view to resale other interests that C+PA may have and for this reason, the interest in C+PA is classified as an asset held for sale and is presented in our balance sheet as such. We account for the interest in C+PA in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” at its cost of acquisition which we believe does not exceed its fair value less cost of sale. Subsequent to March 31, 2013 we sold the 48% interest in C+PA acquired in January to a third-party and on the same date we acquired 20% out of the 25% of the interest held by C+PA in Macau and also a 10% additional interest in Macau from another of its shareholders. After those transactions we have an 80% interest in Macau.

(b)	Acquisition in 2012 with settlements in 2013

For the acquisitions in 2012 related to Cemantos Artigas, Cementos Avellaneda and VCEAA which have cash payments in 2013 additional information is provided in Note 1.a.2 (VCEAA) and Note 1.b of the annual financial statements at December 31, 2012.

2	Presentation of condensed interim financial information

(a)	Basis of presentation

The interim consolidated financial information as at March 31, 2013 has been prepared in accordance and is in compliance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and contains selected explanatory notes, in order not to duplicate information already disclosed in the financial statements at December 31, 2012.

Therefore, the interim consolidated financial information at March 31, 2013 do not contain all the explanatory notes and disclosures required by the accounting standards applicable to annual financial statements, and, consequently, should be read together with the financial statements for the year ended December 31, 2012 prepared in accordance with IFRSs as issued by the IASB.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The interim consolidated financial information have been prepared following accounting principles consistent with the information disclosed in Note 2 to the financial statements for the year ended December 31 2012, except for the adoption of the new accounting standards and interpretations that impacted the Company’s financial information as set out in note 3.

This condensed interim financial information was authorized for issuance by Management on May 13, 2013.

(b)	Companies consolidated in the interim consolidated financial information

The Company consolidates all entities which it has control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its current ability to direct the relevant activities of the investee. The investees are fully consolidated from the date on which control is transferred to the Company and unconsolidated from the date that control ceases.

Effective January 1, 2013 the Company has adopted IFRS 10 “Consolidated Financial Statements” which amended the definition of control. The new definition includes three elements that must be fulfilled: the power over the entity in which there is equity; the exposure, or rights, to the variable results of the investment; and the ability to exercise its power over the investee to influence the investee’s returns. The adoption of IFRS 10 did not result in changes in the entities consolidated by the Company. Prior to the adoption of IFRS 10 all of the entities that were consolidated were consolidated in accordance with IAS 27 “Consolidated and Separate Financial Statements” and continue to be consolidated under IFRS 10 and no entities required to be consolidated as from the application of IFRS 10.

Inter-company transactions, balances and unrealized gains on transactions between VCSA companies are eliminated. Unrealized losses are also eliminated, unless the transaction demonstrates evidence of impairment of the asset transferred. Accounting policies of consolidated entities are changed where necessary to ensure consistency with the policies adopted by the Company.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The main consolidated entities are as follows:

		% of ownership interest held by the group
	Place of business	March 31, 2013	December 31, 2012	March 31, 2012
Votorantim Cimentos and subsidiaries
Votorantim Cimentos N/NE S.A.	Brazil	95.31	95.25	95.25
Interavia Transportes Ltda.	Brazil	100.00	100.00	100.00
Silcar - Empreend. Com Particip. Ltda.	Brazil	100.00	100.00	100.00
Pedreira Pedra Negra Ltda.	Brazil	100.00	100.00	100.00
Acariuba Mineração e Participação Ltda.	Brazil	100.00	100.00	100.00
Eromar S.A.	Uruguay	100.00	100.00	100.00
Itacamba Cemento S.A.	Bolivia	66.67	66.67	50.01
Votorantim Cimentos Chile Ltda.	Chile	100.00	100.00	100.00
Lux Cem International S.A.	Luxembourg	100.00	100.00	100.00
Seacrown do Brasil, Com.Import. e Part. S.A.	Brazil	100.00	100.00	100.00
Votorantim Cement North America inc. and subsidiaries
St. Barbara Cement, Inc.	Unites States	100.00	100.00	100.00
St. Marys Cement Inc. (Canada)	Canada	100.00	100.00	100.00
St. Marys Cement, Inc. (US)	Unites States	100.00	100.00	100.00
Rosedale Securities Ltd.	Unites States	100.00	100.00	100.00
Votorantim Cement North America inc.	Canada	100.00	100.00	100.00
Suwannee Holdings LLC	Unites States	100.00	100.00	100.00
VCNA Nova Scotia ULC	Unites States	100.00	100.00	100.00
Votorantim Cimentos North America inc.	Canada	100.00	100.00	100.00
Hutton Transport Limited	Unites States	100.00	100.00	100.00
VCNA Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
American Gunite Management Co., Inc	Unites States	100.00	100.00	100.00
Sacramento Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
VCNA Prestige Concrete Products, Inc.	Unites States	100.00	100.00	100.00
VCNA US Materials, Inc.	Unites States	100.00	100.00	100.00
VCNA US Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie inc.	Unites States	100.00	100.00	100.00
Central Ready Mix Concrete, Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie Aggregate Holdings Illinois, Inc.	Unites States	100.00	100.00	100.00
St Marys VCNA, LLC	Canada	100.00	100.00	100.00
Votorantim Cimentos EAA Inversiones S.L and subsidiaries
Votorantim Europe S.L.U.	Spain	100.00	100.00
Societe Les Ciments de Jbel Oust - CJO	Tunisia	99.99	99.99
Shree Digvijay Cement Company Limited	India	73.63	73.63
Cimpor Macau – Investment Company, S.A.	China	50.00	50.00
Votorantim Çimento Sanayi ve Ticaret A.Ş. (previously named Cimpor Çimento Sanayi ve Ticaret A.Ş.)	Turkey	99.76	99.76
Yibitas Yozgat Isci Birligi Insaat Malzemeleri Ticaret ve Sanayi A.S.	Turkey	82.96	82.96
Asment De Temara, S.A.	Morocco	62.62	62.62
Cementos Cosmos S.A.	Spain	99.77	99.77
Cimpor Canarias, S.L.	Spain	100.00	100.00
Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.	Spain	100.00	100.00
Joint Operations
Great Lakes Slag Inc.	Unites States	50.00	50.00	50.00
Bot-Duff Resources Inc.	Unites States	50.00	50.00	50.00

(c)	Transactions with entities in which has non-controlling interests

The Company accounts for transactions with entities in which it has non-controlling interests as transactions with equity owners of the Company. For purchases from entities in which it has non-controlling interests, the difference between any consideration paid and the share acquired of the book value of net assets of the consolidated entity is recorded in stockholders’ equity. Gains or losses on disposals to entities which have non-controlling interests are also recorded in stockholders’ equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in book value recognized in profit or loss. In addition, any amounts previously recognized in other comprehensive income with respect of that entity are accounted for as if the Company had directly sold the related assets or liabilities, which means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d)	Critical accounting estimates and judgments and developments for the quarter

The critical accounting estimates and assumptions used in the preparation of these interim financial information are those described in Note 4 to the Company’s annual financial statements at December 31, 2012.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The accounting policies and criteria applied are those used in the Company’s annual financial statements, except for the new standards and interpretations described in Note 3 below and for the following changes in estimate and in classification:

a)	change in the estimated useful life useful of property, plant and equipment

During the quarter ended March 31, 2013, the Company reviewed the residual value and useful lives of property, plant and equipment; in line with its accounting policy and the requirements of IAS 16: Property, Plant and Equipment. This change has resulted in a reduction in depreciation for the current quarter in the amount of R$ 21 million.

b)	change the classification of PIS and COFINS tax credits on the purchase of fixed assets

During the quarter ended March 31, 2013 the Company changed the classification of PIS and COFINS tax credits on the purchase of fixed assets that were previously presented as part of Property, plant and equipment and as from March 31, 2013 are presented as part of taxes recoverable (See Note 11 and 14).

3	New standards and interpretations effective for this consolidated condensed interim financial information

3.1	New standards and interpretations that did not have a significant effect on the financial position and results of operations of the Company

IFRS 10 “Consolidated financial statements” – The new standard did not have any impact as further described in Note 2

IFRS 12 “Disclosure of interests in other entities” – The Company concluded that considering its current investees no significant additional disclosures are required as result of the application of IFRS 12.

IFRIC 20 “IFRIC 20 – Stripping costs in the production phase of a surface mine”- The new standard did not have any significant impact since the criteria applied by the Company were already in compliance with the requirements of IFRIC 20.

IAS 19 “Employee benefits” – The new standard did not have any significant impact since the criteria applied by the Company to recognize actuarial gains and losses were already in compliance with the requirements of IAS 19 and there was no significant effect from the change in the computation in interest expense introduced by IAS 19.

3.2	Impacts of the application of IFRS 11 “Joint arrangements”

The Company has adopted IFRS 11, ‘Joint arrangements’. Under IFRS 11 there are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence accounts for its interest using the equity method. The proportional consolidation method is no longer being permitted in joint ventures. As disclosed in the annual financial statements for the year ended December 31, 2012, the effects of the adoption of this new standard were not material to the periods presented in this interim financial information and its effects would not be material to all the periods presented in the annual financial statements for the year ended December 31, 2012 if this new standard were retroactively applied.

As result of the adoption of this standard by the Company, our joint arrangements that are considered joint ventures are no longer proportionally consolidates, instead these interests are accounted for using the equity method, while the companies mentioned in Note 2.2 are considered, joint operations and accounted for as such. The change has been applied retrospectively and the comparative information presented has been recast to reflect such retroactive application.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The interest held in those entities is presented in Note 13. The joint-ventures previously consolidated and currently accounted for following the equity method are Sumter Cement Co LLC, Trinity Materials LLC, Suwannee American Cement LLC, Superior Building Materials LLC, Cementos Especiales de Las Islas S.A., Hormigones y Aridos La Barca S.A. and Cantera do Penedo S.A.

The change in the criteria to account for joint-ventures had the following effect in the consolidated balance sheet and consolidated statement of income.

Consolidated balance sheet

	December 31, 2012			January 1, 2012
	As originally presented	Change in accounting policy	Recast	As originally presented	Change in accounting policy	Recast
Assets

Current assets	5,604,526	(77,433)	5,527,093	3,791,568	(8,544)	3,783,024
Assets of business classified as held for sale	701,214		701,214
Non-current assets	1,530,146	(11,736)	1,518,410	1,175,564	(3,251)	1,172,313
Investments in associates	1,800,304	250,297	2,050,601	3,241,411	143,407	3,384,818
Property, plant and equipment	9,527,427	(206,583)	9,320,844	6,954,265	(156,279)	6,797,986
Intangible assets	4,798,437		4,798,437	3,466,389		3,466,389

Total assets	23,962,054	(45,455)	23,916,599	18,629,197	(24,667)	18,604,530

	December 31, 2012			January 1, 2012
	As originally presented	Change in accounting policy	Recast	As originally presented	Change in accounting policy	Recast
Liabilities and stockholders’ equity

Current liabilities	3,259,250	(32,963)	3,226,287	2,158,305	(22,124)	2,136,181
Liabilities of business group classified as held for sale	274,104		274,104
Non-current liabilities	15,520,854	(12,492)	15,508,362	11,052,475	(2,543)	11,049,932
Total stockholders’ equity	4,907,846		4,907,846	5,418,417		5,418,417

Total liabilities and stockholders’ equity	23,962,054	(45,455)	23,916,599	18,629,197	(24,667)	18,604,530

Consolidated statement of income

	Period ended March 31, 2012
	As originally presented	Change in accounting policy	Recast
Revenues	2,072,598	(14,814)	2,057,784
Cost of sales and services	(1,435,574)	16,984	(1,418,590)

Gross profit	637,024	2,170	639,194
Operating income (expenses)	(194,914)	1,390	(193,524)
Equity in the results of associates & joint ventures	22,374	(3,749)	18,625
Financial expenses, net	(106,579)	189	(106,390)
Income tax and social contribution	(107,609)		(107,609)
Net income for the quarter	250,296		250,296

There was no effect on the statement of comprehensive income from the application of IFRS 11.

3.3	Impact of the application of IFRS 13 “Fair value measurements”

IFRS 13 provides guidance on how fair value should be determined including fair value for financial instruments and for non-financial assets and liabilities both those measured at fair value on a recurring basis and on a non-recurring basis. IFRS 13 also determines specific disclosures to be made both in annual and interim financial statements which in the case of interim financial statements are limited to financial instruments.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The following table presents assets measured at fair value in this condensed interim financial information and the reference to the note where the disclosures required by IFRS 13 for interim financial information are presented:

	Note		March 31, 2013	December 31, 2012	January 1, 2012
Derivatives		(*)	340	9,081	1,405
Financial assets held for trading	8		1,856,843	2,032,431	1,450,510

(*)	Presented under “others assets”

No other relevant assets or liabilities were measured at fair value at the dates presented above.

4	Financial risk management

4.1	Financial risk factors

There have been no changes in financial risks and risk management policies since December 31, 2012.

The table below presents the Company’s main financial liabilities by maturity, corresponding to the remaining period in the balance sheet up to the contractual maturity date. The amounts represent undiscounted contractual cash flows.

	Less than 1	Between 1	Between 2	Between 5	Over 10
	year	and 2 years	and 5 years	and 10 years	years
At March 31, 2013
Loans and financing	1,734,621	1,213,352	5,527,060	6,690,753	5,898,173
Suppliers	766,959
Dividends payable	388,051
Related parties	46,215	1,815,971	104,225	506,985
Accounts payable - Trading	75,647
Account payable	107,383
Use of Public Asset	24,004	25,331	85,759	182,026	930,984

	3,142,880	3,054,654	5,717,044	7,379,764	6,829,157

	Less than 1	Between 1	Between 2	Between 5	Over 10
	year	and 2 years	and 5 years	and 10 years	years
At December 31, 2012
Loans and financing	1,198,215	2,052,786	5,385,678	6,566,987	5,990,466
Suppliers	856,226
Dividends payable	439,122
Account payable for aquisition of investees	328,452
Related parties	35,222	112,154	105,762	514,462
Accounts payable - Trading	53,784
Account payable	105,315
Use of Public Asset	23,561	25,126	85,064	180,553	947,465

	3,039,897	2,190,066	5,576,504	7,262,002	6,937,931

As the amounts included in the table are undiscounted contractual future cash flows, these amounts may not reconcile to the amounts disclosed in the balance sheet.

Sensitivity analysis

The sensitivity analysis presented below for the open positions on financial instruments is based on the appreciation/depreciation of the major risks on these scenarios:

•	Scenario I: based on market forward curves and quotations that correspond to a scenario of likely occurrence in the view of our management.

•	Scenario II: considers a change of + or - 25% in the market forward curves and quotations as at March 31, 2013.

•	Scenario III: considers a change of + or - 50% in the market forward curves and quotations as at March 31, 2013.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

	Impacts on P&L						Impacts on equity
	Scenario I		Scenarios II & III				Scenario I	Scenarios II & III
Risk factor	Risk factor	Probable	-25%	-50%	25%	50%	Probable	-25%	-50%	25%	50%

Foreign exchange

USD	-0.69%	8,997	325,966	651,932	(325,966)	(651,932)	20,294	735,300	1,470,600	(735,300)	(1,470,600)
EUR	0.57%	(551)	24,343	48,687	(24,343)	(48,687)	(10,935)	483,519	967,038	(483,519)	(967,038)

Interest rates

BRL - CDI	0%		52,968	105,937	(52,968)	(105,937)
USD Libor	50%	(1,104)	828	1,656	(828)	(1,656)

4.2	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue to provide returns to its stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, Management can make, or may propose to the stockholders when their approval is required, adjustments to the amount of dividends paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce debt, for example.

The gearing ratios at March 31, 2013 and December 31, 2012 may be summarized as follows:

	Note	03/31/2013	12/31/2012
Loans and financing	16	12,293,738	12,784,049
Cash and cash equivalents	7	(275,210)	(936,254)
Derivatives		(340)	(9,081)
Financial assets - held for trading	8	(1,856,843)	(2,032,431)

Net debt		10,161,345	9,806,283

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

Adjusted EBITDA

	Twelve months ended on March 31, 2013	Year ended on December 31, 2012

Net income	1,592,062	1,640,483
Plus (less):
Equity in the results of associates & joint ventures	156,314	144,614
Financial income (expenses), net - continuing operations	942,098	935,264
Financial income (expenses), net - discontinued operations	(5,672)
Income tax and social contribution - continuing operations	(125,121)	(142,250)
Income tax and social contribution - discontinued operations	(1,156)
Depreciation, amortization and depletion - continuing operations	606,065	558,279
Depreciation, amortization and depletion - discontinued operations	6,462

EBITDA before results of investees	3,171,052	3,136,390

Plus (less):
Dividends received	193,258	193,377
Exceptional items
Loss on disposal of equity investments	7,657	7,657
EBITDA - discontinued operations	11,719
Gain on disposal of equity investments	(266,774)	(266,774)

Adjusted EBITDA	3,116,912	3,070,650

Net debt / adjusted EBITDA	3.26	3.19

5	Derivative financial instruments

(a)	Cash flow hedge

Interest rate swaps

During 2010, the Company’s subsidiary VCNA entered into swap agreements, with an initial principal amount of US$ 200 million, for which VCNA receives three months LIBOR on a quarterly basis and pays a fixed interest rate quarterly up to October 31, 2014 (the “interest rate swap”). The fair value of the interest rate swap as at March 31, 2013 was US$ 1.7 million negative (December 31, 2012: US$ 2.0 million positive), and the cumulative fair value of the interest rate swap was recognized through other comprehensive income. This hedge was determined to be highly effective during the periods presented.

The notional amount of the outstanding interest rate swaps at March 31, 2013 was US$ 172.8 million (December 31, 2012: US$ 178.8 million).

Basis swaps

The Company’s subsidiary VCNA entered into basis swap contracts, with an initial principal amount of US$ 308.9 million, for which VCNA receives one month LIBOR + approximately 13 basis points on a monthly basis and pays three months LIBOR quarterly through December 31, 2013 (the “basis swaps”). The basis swaps are used together with the interest rate swaps described above as hedging instruments to hedge the variability of the cash flows attributable to interest rate changes of the hedged object (i.e. US$ denominated loan). The fair value of the basic swaps as at March 31, 2013 was US$ 46 thousand positive (December 31, 2012: US$ 49 thousand positive) to VCNA and was recognized in stockholders equity through “other comprehensive income”.

The notional amounts of the outstanding basic interest rate swap as at March 31, 2013 is US $ 223.2 million (December, 31 2012: US$ 309.9 million).

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

(b)	Hedge of net investment

The Company designated a portion of its indebtedness denominated in euros in an aggregate amount equal to R$ 2,032,866 (December 31, 2012: R$ 2,092,875) as the hedging instrument with respect to its net investment in Votorantim Cimentos EAA Inversiones S.L. (“VCEAA”).

From May 2011 up and until December 31, 2012, some of the group’s US dollar-denominated borrowings amounting to US$ 223 million were designated as a hedge of the net investment in the group’s US subsidiaries.

As from January 1, 2013, the Company designated as hedge of the net investment its consolidated entity Votorantim Cement North America Inc (“VCNA”), including its US subsidiaries. As from such date, the Company designated a portion of its indebtedness denominated in US dollars in an aggregate amount equal to US$ 1,507,830 as a hedge of the net investment in the its equity investment in VCNA. VCNA, a Company domiciled in Canada, has the Canadian dollar as its functional currency, which is highly correlated to the US$. The Company documents this correlation by assessing effectiveness of this net investment hedge both prospectively as well as retrospectively on a quarterly basis.

(c)	Instruments to hedge real-denominated debts

During January, 2012 the Company contracted a series of interest rate swaps, with a nominal value of R$ 500,000, to convert its fixed rate real-denominated debt into a CDI floating rate. Changes in fair value of these instruments are recognized in the income statement under financial income, (expenses), net. The Company has not applied hedge accounting for these derivative financial instruments, and as at March, 31, 2013 the fair value of these financial derivatives was R$ 2,059.

6	Credit quality of financial assets

The following table reflects the credit quality of issuers and counterparties in transactions involving financial assets. The “Local Rating” corresponds to ratings under the local rating scales used by rating agencies, while “Global Rating” corresponds to ratings issued by those rating agencies under their global scales.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

	03/31/2013			12/31/2012
	Local Rating	Global Rating	Total	Local Rating	Global Rating	Total
Cash and cash equivalents
AAA	9,021		9,021	10,522		10,522
AA+	7		7	7		7
AA				139		139
AA-				9		9
A+	388	74,316	74,704		733,513	733,513
A	19		19		13,865	13,865
A-		10,233	10,233		5,724	5,724
BBB+	34		34	14	12,799	12,813
BBB		47,789	47,789		96,541	96,541
BBB-	7	88,671	88,678		25,241	25,241
BB		7,695	7,695
BB-		1,833	1,833		1,974	1,974
B+		28,867	28,867
B					24,989	24,989
Without rating		6,330	6,330	1,135	9,782	10,917

	9,476	265,734	275,210	11,826	924,428	936,254

Financial assets held for trading
AAA	1,494,048		1,494,048	1,354,269	366	1,354,635
AA+	204,312		204,312	461,782		461,782
AA	3		3	57,775	14,805	72,580
AA-	697		697
A+	2		2
A	15,028		15,028		70,217	70,217
A-		37,879	37,879	676		676
BBB-		27,678	27,678
BB		18,735	18,735
Without rating	58,461		58,461	72,541		72,541

	1,772,551	84,292	1,856,843	1,947,043	85,388	2,032,431

	1,782,027	350,026	2,132,053	1,958,869	1,009,816	2,968,685

7	Cash and cash equivalents

	03/31/2013	12/31/2012
Cash and banks - local currency	9,476	10,648
Cash and banks - foreign currency	265,734	924,428
Bank Deposit Certificate (CDB)		626
Others		552

	275,210	936,254

8	Financial assets held for trading

	03/31/2013	12/31/2012
Financial assets - held for trading
Shares of investment fund DI	1,752,924	1,944,901
Financial assets - foreign currency	84,292	70,217
Bank Deposit Certificates (CDB)	15,512	16,369
Others	4,115	944

	1,856,843	2,032,431

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

The local investment funds yield on average 101% of the CDI rate.

The DI Fund is controlled by Votorantim Industrial S.A. and, as such, is a related party. The DI funds’ assets are mainly debt securities comprised substantially by certificates of bank deposits and Brazilian federal government securities.

9	Trade accounts receivables

	Note	03/31/2013	12/31/2012

Local customers		329,008	194,223
Foreign customers (outside Brazil)		514,548	670,907
Related parties	12	130,879	75,105
Allowance for doubtful accounts		(33,901)	(29,545)

		940,534	910,690

Changes in the allowance for doubtful accounts

	2013	2012
Balance at the beginning of the year	(29,545)	(35,294)

Additions	(7,352)	(1,345)
Trade accounts receivable written off during the year as uncollectible	2,772	537
Exchange variation	224	562

Balance at the end of the quarter	(33,901)	(35,540)

During the first quarter of 2013 a portion of receivables from local customers were transferred to a financial institution. In connection with this transaction, the Company assumes the first 1% of losses of the credits transferred. Since the Company transferred the significant risks and rewards of the receivables, it has derecognized receivables with a carrying amount of R$ 204 million and recognized a liability under “other liabilities” in the amount of R$ 2.04 million, representing the fair value of the guarantee granted with respect the first 1% of losses which is also the amount of the Company’s maximum exposure related to continuing involvement in the receivables transferred. The Company has no obligation or right or option to repurchase the receivables and there are no other contractual obligations or rights, and this transaction did not result in any significant gain or loss.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

10	Inventories

	03/31/2013	12/31/2012

Finished products	124,679	131,383
Semi finished products	513,474	514,457
Raw materials	270,568	281,166
Auxiliary materials and consumables	255,391	267,717
Imports in transit	83,953	79,934
Provision for losses	(94,962)	(115,882)
Other	23,574	23,326

	1,176,677	1,182,101

The provision for losses refers mainly to the obsolescence of materials in inventory.

As at March 31, 2013 the Company had no inventories pledged as collateral for any of its liabilities.

11	Taxes recoverable

	03/31/2013	12/31/2012

Current income tax and social contribution receivable	191,907	83,920

	191,907	83,920

ICMS credits on acquisition of property, plant and equipment	58,994	59,676
Value-added Tax on Sales and Services (ICMS)	72,688	74,536
Excise Tax (IPI)	23,089	20,512
Employees’ Profit Participation Program - PIS	39,912	2,920
Social Contribution on Revenues (COFINS)	184,724	14,339
Other	41,000	45,508

	420,407	217,491

Taxes recoverable	612,314	301,411

Current	(401,280)	(260,115)

Non current	211,034	41,296

At March 31, 2013 R$ 35 million of the balance included in “Other” corresponds to taxes recoverable by VCEAA.

The credits related to State Value-added Tax on Sales and Services (ICMS) arise from the purchase of property, plant and equipment items (recoverable in 48 monthly installments) and consumable products, to be applied to pay ICMS payable during the ordinary course of the Company’s operations.

During the quarter ended March 31, 2013 the Company changed the classification of PIS and COFINS tax credits on the purchase of fixed assets that were previously presented as part of Property, plant and equipment and as from March 31, 2013 are presented as part of taxes recoverable. Prior period classification has not been corrected since the change in classification is not material for any prior period presented. The amount as of March 31, 2013 reclassified from property, plant and equipment to Taxes recoverable- current was R$ 26 million and to taxes recoverable-non-current was R$ 161 million.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

12	Related parties

	Trade Account Receivables		Dividends Receivable		Long-term receivables		Trade payables		Dividends payable		Non-current liabilities		Financial result		Purchase		Sales
	03/31/ 2013	12/31/ 2012	03/31/ 2013	12/31/ 2012	03/31/ 2013	12/31/ 2012	03/31/ 2013	12/31/ 2012	03/31/ 2013	12/31/ 2012	03/31/ 2013	12/31/ 2012	03/31/ 2013	03/31/ 2012	03/31/ 2013	03/31/ 2012	03/31/ 2013	03/31/ 2012
Shareholders
Votorantim Industrial S.A. (ii)		71			99,606		11,019	10,168	365,697	330,334					2,234	7,518
Votorantim Participações S.A.											25,446	33,390
Related companies and associated companies
Anfreixo S.A.							16
Cia. de Cimento Itambé	14,956	18,865													77		161	5,779
Companhia Brasileira de Alumínio	293	316			109		135		423						585			2
Fibria Celulose S.A.					531	420	31,817	31,362	26
Hailstone Limited					10,274	10,426					22,962	23,301
Ibar Administração e Participações Ltda.					5,075	5,075
Maré Cimento Ltda.	2,948	2,327					1,017	2									7,646	14,090
Metalúrgica Atlas S.A.							258	378							965
Mizu S.A.	7,659	4,757	90	90	1	1	168	173									16,733	14,990
Polimix Concreto S.A.	21,163	19,219	53	53	8	8											36,835	36,144
Santa Cruz Geração de Energia									534	257
Santa Maria Com e Serviços Ltda									126	113
Somix Concreto Ltda.	1,048																1,428	2,233
Sumter Cement Co LLC	2,405
Superior Building Materials LL	8,518														3,545		3,545
Supermix Concreto S.A.	31,591	28,183															72,646	75,498
Suwannee American Cement LLC	39,428						7,877	52,487
Verona Participações Ltda.			222	222
Votener-Votorantim C.Energia							11	17							38,964	49,442	2,623	3,335
Voto IV (i)											412,270	409,665	(8,489)	(7,598)
Votocel Investimentos Ltda.									416	183
Votorantim GmbH							48,303	11,369			19,672	18,545	(1,755)		59,292	54,358
Votorantim Metais S.A.						2	6,015	8,066							52	47	48	65
Votorantim Metais Zinco S.A.	227	70			3		3					12					4
Votorantim Siderurgia S.A.	612	571				270	76	805
Others	31	726	147	147	14	216	991	413	219	184	1,642	1,684			745	2,565	343	2,234

	130,879	75,105	512	512	115,621	16,418	107,706	115,240	367,441	331,071	481,992	486,597	(10,244)	(7,598)	106,459	113,930	142,012	154,370

Total non-controlling interests									31,198	108,051

Current	(130,879)	(75,105)	(512)	(512)			(107,706)	(115,240)	(388,051)	(439,122)

Non-current					115,621	16,418					(481,992)	(486,597)

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

Products are sold between related parties based on the companies’ internal price lists which in the case of purchases made by the Company from our related party Votorantim GmBH (consisting substantially of petcoke bought by Votorantim GmBH from third party suppliers and resold to the Company) include a margin with respect to the purchase price charged by the suppliers which has been between 14% and 15% in the periods presented.

Services purchased include those provided by the Shared Solutions Center (Centro de Soluções Compartilhadas), or CSC, of VID related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, and those provided by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação). Those services are provided to all the companies of the Votorantim Group and we reimburse the expenses related to these services to VID based upon the services actually provided to us by the CSC and the CCTI.

The DI fund is controlled by Votorantim Industrial S.A. and the balances outstanding are disclosed in Note 7.

Other prices for the sales and provision of services between related parties have been negotiated based on internal costs, with no margins charged.

(i)	Refers to loan from VOTO-Votorantim Overseas Trading Operations IV Limited (“VOTO IV”), payable semi-annually and with final maturity in 2020, bearing fixed interest of 8.5% denominated in U.S. dollars.

(ii)	Refers to intercompany loan agreements, indexed monthly for inflation and carrying interest at the rate of 12% per year.

Guarantees of indebtedness of the Company and its consolidated entities granted by related parties

Instrument	Guarantor	03/31/2013	12/31/2012
BNDES	Hejoassu	1,408,103	1,469,308
1st issuance of debentures	VPAR	1,023,761	1,005,658
2nd issuance of debentures	VID	1,036,467	1,017,727
3rd issuance of debentures	VID	605,513	618,075
4th issuance of debentures	VID	1,014,057	1,035,868
5th issuance of debentures	VID	1,227,210	1,205,939
ECA Framework Agreement	VID	127,286	126,936
Eurobonds - EUR	VPAR(100%) / CBA(50%)	2,032,866	2,092,876
Eurobonds - USD	VID	2,605,966	2,598,101
Backstop Facility	VID / VCSA	479,952	900,531

		11,561,181	12,071,019

Guarantees of indebtedness of related parties granted by the Company and its consolidated entities

Instrument	Debtor	Guarantor	Percentage guaranteed by the Company	Debt as March 31, 2013	Amount guaranteed March 31, 2013	Debt as December 31, 2012	Amount guaranteed December 31, 2012
VOTO IV	Voto IV	VPAR, Fibria, VCSA	50%	822,167	411,084	818,456	409,228
Voto V	CBA	VPAR, VCSA	50%	2,015,653	1,007,827	2,079,226	1,039,613
Voto VI	CBA	VPAR, VCSA	50%	1,559,908	779,954	1,557,051	778,526

TOTAL				4,397,728	2,198,865	4,454,733	2,227,367

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

Key management compensation

Company key management compensation, including all benefits, are as follows:

	2013	2012
Salaries and other remuneration	6,217	4,556
Social charges	2,910	2,120
Social and post-employment benefits	497	355

	9,624	7,031

The benefits above include fixed compensation (salaries and fees, paid vacations and 13th month salary), social charges (contributions to the National Institute of Social Security - INSS and the Government Severance Indemnity Fund for Employees - FGTS) and benefits under the Company’s variable compensation program.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

13	Investments in associates and joint-ventures

	Information as at March 31, 2013				Equity in the results of associates and join ventures		Balance
	Net	Net income (loss)	Percentage
	equity	for the quarter	Voting	Total	2013	2012	03/31/2013	12/31/2012
Associates
Cimpor - Cimentos de Portugal S.A. (d)						8.527
Votorantim Investimentos Latino Americano S.A. (b)(c)	4.584.135	23.390	12,36	12,36	2.890	(970)		687.262
Sirama Participações Ltda.	692.851	31.231	38,25	38,25	11.946	13.418	265.020	287.613
Maesa - Machadinho Energética S.A. 1(b) (e)						838		31.942
Cemento Bio Bio S.A. (b)	948.910	(39.894)	15,15	15,15	(6.044)	(5.261)	143.760	132.363
Cementos Avellaneda S.A. (b) (d)	345.349		10,61	10,61			116.929	121.909
Maré Cimento Ltda. (a)	165.901		51,00	51,00		4.298	84.608	84.608
Cementos Portland S.A.	209.950	(317)	29,50	29,50	(94)	(76)	61.935	63.888
Cementos Artigas S.A. (b) (d)	236.109		12,61	12,61			48.720	50.795
Supermix Concreto S.A.	189.027	1.791	25,00	25,00	448	780	47.257	55.891
Polimix Concreto Ltda. (a)	335.816		27,57	27,57		(1.007)	92.591	92.591
Mizu S.A. (a)	73.206	(6.341)	51,00	51,00	(3.234)	(403)	37.335	40.569
Verona Participações Ltda. (a)	116.162		25,00	25,00		1.482	29.040	29.040
Polimix Cimento Ltda. (a)	30.345		51,00	51,00			15.476	15.476
Joint ventures
Sumter Cement Co LLC	28.367	(152)	50,00	50,00	(76)	(87)	14.183	14.471
Trinity Materials LLC	12.162	(158)	50,00	50,00	(79)	(13)	5.978	6.252
Suwannee American Cement LLC	198.235	(2.718)	50,00	50,00	(1.359)	(889)	99.118	101.970
Superior Building Materials LL	32.147	(8.103)	50,00	50,00	(4.051)	(2.760)	16.074	19.229
Cementos Especialies de Las Islas S.A.	101.380	4.521	50,00	50,00	2.261		50.690	74.042
Hormigones Y Áridos La Barca S.A.	20.925	63	49,78	49,78	32		10.463	9.486
Cantera do Penedo S.A.	60.698	1.043	41,23	41,23	430		30.349	21.049
Other investments					(2.681)	748	125.537	110.155

					389	18.625	1.295.063	2.050.601

(a)	Related to the investees of the consolidated entity Silcar - Empreendimentos Comércio e Participações Ltda. As per the terms of the shareholders agreement the Company can only participate in certain defined financial and operating decisions with respect to certain matters and certain activities of the associates and, as such, the Company does not control the entities. Dividends are distributed in amounts disproportional to the percentage of ownership.
(b)	Corresponds to investees for which the Company has less than 20% of voting interest but over whose activities we exert significant influence through shareholders agreements to which we are party, board participation, or as results of interests held by related parties.

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

(c)	This investment has been classified as held for sale on March 31, 2013. (Note 26)
(d)	For additional information on these acquisitions and disposals refer to note 1 of the annual financial statements for the year 2012.
(e)	On January Maesa – Macadinho Energetica S.A. (“Maesa”) in which we hold a 6.76% equity interest approved the liquidation of the company and subsequent distribution of its assets to its shareholders.

(b)	Change in investments in associates and joint ventures

	2013	2012
Balance at the beginning of the year	2.050.601	3.384.818
Equity in the results	389	18.625
Dividends received/recognized	(54.277)	(12.609)
Exchange gains on investment abroad	1.899	17.722
Hedge Accounting in associated companies	1.571	1.069
Other comprehensive income of associates and joint ventures	10.928	(19.087)
Capital increase	7.880
Liquidation - Maesa	(39.822)
Investment in Vila classified as held for sale	(682.152)
Others	(1.954)	(13)

Balance at the end of the quarter	1.295.063	3.390.525

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

14	Property, plant and equipment

Changes and analysis

	2013
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total
Balance at the beginning of the year
Cost	3,291,411	11,280,930	331,273	900,533	107,167	2,044,839	24,649	17,980,802
Accumulated Depreciation	(1,234,647)	(6,543,662)	(146,042)	(634,590)	(88,671)		(12,346)	(8,659,958)

Net Balance at the end of the year	2,056,764	4,737,268	185,231	265,943	18,496	2,044,839	12,303	9,320,844

Balance at the beginning of the year	2,056,764	4,737,268	185,231	265,943	18,496	2,044,839	12,303	9,320,844

Acquisitions	3,159	13,576	105	8,617	200	342,496	1,310	369,463
Disposals	(186)	(3,379)		(363)		(253)	—	(4,181)
Depreciation	(20,371)	(97,517)	(3,393)	(20,814)	(1,807)	—	(17,066)	(160,968)
Exchange variation	(23,569)	(47,793)	(4,833)	(1,685)	(3,712)	(9,342)		(90,934)
Effect of incorporated affiliate		39,517						39,517
Transfer to taxes recoverable (Note 11)	(55,012)	(130,764)	(290)	(1,042)				(187,108)
Transfers	206,922	419,573	509	3,253	10,380	(657,059)	19,275	2,853

Balance at the end of the quarter	2,167,707	4,930,481	177,329	253,909	23,557	1,720,681	15,822	9,289,486

Cost	3,353,412	11,179,424	320,817	877,280	108,859	1,720,681	45,470	17,605,943
Accumulated Depreciation	(1,185,705)	(6,248,943)	(143,488)	(623,371)	(85,302)		(29,648)	(8,316,457)

Net Balance	2,167,707	4,930,481	177,329	253,909	23,557	1,720,681	15,822	9,289,486

Average annual depreciation - %	2	5	7	20	11		4

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

	2012
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total
Balance at the beginning of the year
Cost	2,230,214	6,955,219	296,501	697,263	65,577	1,302,588	23,998	11,571,360
Acummulated Depreciation	(734,318)	(3,380,188)	(126,629)	(470,381)	(53,514)		(8,344)	(4,773,374)

Net Balance at the end of the year	1,495,896	3,575,031	169,872	226,882	12,063	1,302,588	15,654	6,797,986

Balance at the beginning of the year	1,495,896	3,575,031	169,872	226,882	12,063	1,302,588	15,654	6,797,986

Acquisitions	1,236	7,087	7	1,410	20	409,196		418,956
Disposals	(6)	(566)	(43)	(685)				(1,300)
Depreciation	(9,453)	(76,928)	(3,117)	(17,199)	(574)		(816)	(108,087)
Exchange variation	(7,239)	(25,583)	(2,189)	(3,736)	(49)	7,567		(31,229)
Transfers	38,577	130,558	5,603	6,047	3,938	(180,794)		3,929

Balance at the end of the quarter	1,519,011	3,609,599	170,133	212,719	15,398	1,538,557	14,838	7,080,255

Cost	2,262,782	7,066,715	299,879	700,299	69,486	1,538,557	23,998	11,961,716
Acummulated Depreciation	(743,771)	(3,457,116)	(129,746)	(487,580)	(54,088)		(9,160)	(4,881,461)

Net Balance	1,519,011	3,609,599	170,133	212,719	15,398	1,538,557	14,838	7,080,255

Average annual depreciation -%	2	8	8	23	10		4

Votorantim Cimentos S.A.

Notes to condensed interim financial information

as at March 31, 2013

All amounts in thousands of reais unless otherwise indicated

Construction in progress

The balance of construction in progress consists mainly of expansion projects and modernization of the industrial units, the main projects are as follows:

	03/31/2013	12/31/2012
New production line in Rio Branco/PR	471,700	536,565
New plant in Cuiabá/MT	104,787	503,209
New plant in Edealina/GO	147,068	117,019
New production line in Salto de Pirapora	26,155	35,951
New plant in Vidal Ramos/SC	59,117	46,493
New plant in Primavera/PA	50,455	42,360
New plant in Ituaçú/BA	12,236	12,096
Grinding mill in Cimesa	8,223	3,219
Grinding mill in Santa Helena	52,613	25,578
Acquisition of heavy vehicles ( “mixers”) - EGX	38,183

In the three months ended March 31, 2013, borrowing charges capitalized in construction in progress totaled R$ 27,250 (March 31, 2012 - R$ 25,067). The capitalization rate used was 0.59% per month (2012- 0.68% per month).

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

15	Intangible assets

Analysis and changes

	2013
	Use of public assets	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non- competition agreements	Other	Total
Balance at the beginning of the year
Cost	197,341	1,619,903	182,987	2,930,527	291,878	157,042	5,379,678
Acummulated Amortization	(49,966)	(224,216)	(138,956)		(120,542)	(47,561)	(581,241)

Net Balance at the end of the year	147,375	1,395,687	44,031	2,930,527	171,336	109,481	4,798,437

Balance at the beginning of the year	147,375	1,395,687	44,031	2,930,527	171,336	109,481	4,798,437
Acquisitions		297	157			18,118	18,572
Amortization	(1,514)	(4,578)	(1,639)		(3,602)	(1,067)	(12,400)
Exchange variation		(24,037)	(325)	(58,209)	(2,490)	(1,118)	(86,179)
Transfers		1,173	(16,075)		(3,871)	(430)	(19,203)

Balance at the end of the quarter	145,861	1,368,542	26,149	2,872,318	161,373	124,984	4,699,227

Cost
Acummulated Amortization	197,342	1,594,100	162,800	2,872,318	280,829	175,695	5,283,084
	(51,481)	(225,558)	(136,651)		(119,456)	(50,711)	(583,857)

Net Balance	145,861	1,368,542	26,149	2,872,318	161,373	124,984	4,699,227

Average annual amortization rates %	3	1 to 4	20		5 to 15

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	2012
	Use of public assets	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non- competition agreements	Other	Total
Balance at the beginning of the year
Cost	197,342	1,134,432	132,938	2,009,307	265,735	122,612	3,862,366
Acummulated Amortization	(43,910)	(76,137)	(110,895)		(87,877)	(77,158)	(395,977)

Net Balance at the end of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389

Balance at the beginning of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389
Acquisitions		5,199	407			95	5,701
Amortization	(1,514)	(11,217)	(3,772)			(992)	(17,495)
Exchange variation		(20,437)	(96)	(20,740)			(41,273)
Transfers		(6,535)	655				(5,880)

Balance at the end of the quarter	151,918	1,025,305	19,237	1,988,567	177,858	44,557	3,407,442

Cost	197,342	1,112,659	133,904	1,988,567	265,735	122,707	3,820,914
Acummulated Amortization	(45,424)	(87,354)	(114,667)		(87,877)	(78,150)	(413,472)

Net Balance	151,918	1,025,305	19,237	1,988,567	177,858	44,557	3,407,442

Average annual amortization rates %	3	1 to 4	20		5 to 15

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

16	Loans and financing

Analysis

		Current		Non Current		Total	Total
Type	Average annual charges (%)	03/31/2013	12/31/2012	03/31/2013	12/31/2012	03/31/2013	12/31/2012
In foreign currency
Development agency	Libor + 1.39%	14,561	11,570	112,725	115,366	127,286	126,936
BNDES	UMBNDES + 2.40%	39,293	35,832	176,762	191,306	216,055	227,138
Eurobonds EUR	5.25%	93,879	71,343	1,938,987	2,021,532	2,032,866	2,092,875
Eurobond USD	7.25%	88,716	43,726	2,517,250	2,554,375	2,605,966	2,598,101
Syndicated loans	LIBOR + 1.37%	520,862	55,266	408,182	1,344,930	929,044	1,400,196
Other		88,478	47,693	15,754	17,152	104,232	64,845

		845,789	265,430	5,169,660	6,244,661	6,015,449	6,510,091

In local currency
Development agency	TJLP + 3.50%	897	898	1,554	1,776	2,451	2,674
BNDES	TJLP + 2.84% / 5.14%	239,677	221,470	952,371	1,020,699	1,192,048	1,242,169
Debentures	111.69% CDI / CDI + 1.09%	107,008	83,267	4,800,000	4,800,000	4,907,008	4,883,267
FINAME	4.67% / TJLP + 2.54%	21,940	19,592	111,836	79,551	133,776	99,143
Other		17,718	16,218	25,288	30,487	43,006	46,705

		387,240	341,445	5,891,049	5,932,513	6,278,289	6,273,958

		1,233,029	606,875	11,060,709	12,177,174	12,293,738	12,784,049

Interest on loans and financing		302,064	212,454
Current portion of long term loans and financing (principal)		830,634	346,728
Short term financing		100,331	47,693

Total Financing		1,233,029	606,875

BNDES -	Brazilian National Bank for Economic and Social Development
BRL -	Local currency “Reais”
CDI -	Interbank Deposit Certificate
EUR -	Euro
FINAME-	Government Agency for Machinery and Equipment Financing
UMBNDES -	Monetary unit of BNDES reflecting the weighted basket of currencies of foreign currency debt obligation. As at March 31, 2013 the basket was comprised 98% of US Dollars.
USD-	United States Dollar
LIBOR -	London Interbank Offered Rate
TJLP -	Long-term Interest Rate set by the Brazilian National Monetary Council. The TJLP is the basic cost of financing of the BNDES

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

The maturity profile of the long-term debt balance (including current portion) based on the discounted balances at March 31, 2013, is as follows:

											On wards
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
In local currency
Development agency	675	888	888									2,451
BNDES	173,867	261,057	260,330	232,339	146,138	70,153	48,164					1,192,048
Debentures	107,008					2,520,000	1,400,000	640,000	240,000			4,907,008
FINAME	16,833	20,397	20,898	20,495	15,756	9,640	8,614	7,769	7,268	5,760	346	133,776
Others	13,778	14,978	10,440	749			2,976	85				43,006

Subtotal	312,161	297,320	292,556	253,583	161,894	2,599,793	1,459,754	647,854	247,268	5,760	346	6,278,289

%	4.97	4.74	4.66	4.04	2.58	41.41	23.25	10.32	3.94	0.09	0.01

In foreign currency
Development agency	7,477	14,167	14,167	14,167	14,167	14,167	14,167	14,168	10,472	6,778	3,389	127,286
BNDES	28,372	44,673	44,953	42,056	29,981	14,983	10,609	428				216,055
Eurobonds - EUR	93,879				1,938,987							2,032,866
Eurobonds - USD	88,716										2,517,250	2,605,966
Syndicated loans	40,504	520,028	53,355	311,041	2,058	2,058						929,044
Others	88,478	3,491	1,052	502	564	631	703	781	863	952	6,215	104,232

Subtotal	347,426	582,359	113,527	367,766	1,985,757	31,839	25,479	15,377	11,335	7,730	2,526,854	6,015,449

%	5.78	9.68	1.89	6.11	33.01	0.53	0.42	0.26	0.19	0.13	42.01

Total	659,587	879,679	406,083	621,349	2,147,651	2,631,632	1,485,233	663,231	258,603	13,490	2,527,200	12,293,738

%	5.37	7.16	3.30	5.05	17.47	21.41	12.08	5.39	2.10	0.11	20.56

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(a)	Changes

	2013	2012
Balance at the beginning of the year	12,784,049	8,047,563
New loans and financing	90,931	1,890,657
Amortization	(492,320)	(61,210)
Interest paid	(98,564)	(67,271)
Interest accrual	191,522	202,407
Exchange variation	(181,880)	(12,265)

Balance at the end of the quarter	12,293,738	9,999,881

(b)	Currency

	03/31/2013	12/31/2012

Real	6,278,289	6,273,958
U.S. Dollar	3,729,058	4,137,401
Euro	2,035,795	2,118,128
Currency basket	215,260	225,745
Others	35,336	28,817

Total	12,293,738	12,784,049

(c)	Index

	03/31/2013	12/31/2012

In local currency
CDI	4,907,008	4,883,267
TJLP	1,074,410	1,119,305
Fixed rate	296,659	271,165
Others	212	221

	6,278,289	6,273,958

In foreign currency
LIBOR	1,111,465	1,490,458
UMBNDES	216,056	227,139
Fixed rate	4,652,503	4,754,744
Others	35,425	37,750

	6,015,449	6,510,091

Total	12,293,738	12,784,049

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(d)	New loans

(i)	During the first quarter of 2013, the Company and its consolidated entities received R$38.4 million from BNDES to finance purchase of equipments. The average funding cost was 2.5% p.a.

(ii)	On December 2012, in connection with the 2012 Cimpor Asset Exchange, VCEAA assumed a facility of US$ 434.1 million, maturing in February 2014 and bearing an average interest rate of LIBOR + 1.33% p.a. The net proceeds of this loan facility were used to redeem previously contracted financing under the Cimpor assets. On January 7, 2013, VCEAA prepaid US$ 200 million of the outstanding principal amount under this facility.

(iii)	On December 5, 2012, the Company issued debentures in the total aggregate amount of R$1,200 million, which are unconditionally and irrevocably guaranteed by VID. The debentures were distributed using restricted placement efforts and were exempt from registration with the Brazilian Securities Commission (“CVM”), pursuant to article 6 of CVM Instruction 476, of January 16, 2009. These debentures bear interest at a rate of 109.2% of CDI per annum and mature on December 5, 2018, with interest is payable in 12 semi-annual installments, the first of which is due on June 5, 2013

(iv)	On February 9, 2012, the Company issued additional 2041 Notes in an aggregate principal amount of US$ 500 million. With this additional issuance, the total outstanding principal amount of these notes is US$ 1,250 million, which were unconditionally and irrevocably guaranteed by VID. The 2041 Notes bear interest at a rate of 7.25% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. The principal amount under the 2041 Notes is payable on maturity on April 5, 2041. These notes are rated “BBB” by Standard & Poor’s, “Baa3” by Moody’s and “BBB” by Fitch.

(v)	On January 20, 2012, the Company issued debentures in the total aggregate amount of R$1,000 million, divided into two tranches of R$500 million each, both of which are unconditionally and irrevocably guaranteed by VID. The debentures under the first tranche bear interest at a rate of CDI plus 1.09% per annum, while the debentures under the second tranche bear interest at a rate of 111% of the CDI per annum.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(e)	Fair value of borrowings

	03/31/2013		12/31/2012
	Book value	Fair value	Book value	Fair value

In local currency

Development agency	2,451	2,454	2,674	2,725
BNDES	1,192,048	1,158,231	1,242,169	1,240,864
Debentures	4,907,008	5,162,069	4,883,267	5,130,015
FINAME	133,776	119,714	99,143	97,002
Others	43,006	39,607	46,705	42,747

Subtotal	6,278,289	6,482,075	6,273,958	6,513,353

In foreign currency

Development agency	127,286	126,370	126,936	126,545
BNDES	216,055	237,305	227,138	251,451
Eurobonds - EUR	2,032,866	2,242,735	2,092,875	2,300,178
Eurobonds - USD	2,605,966	2,841,509	2,598,101	2,929,338
Syndicated loans	929,044	949,384	1,400,196	1,416,832
Others	104,232	104,626	64,845	64,845

Subtotal	6,015,449	6,501,929	6,510,091	7,089,189

Total	12,293,738	12,984,004	12,784,049	13,602,542

17	Deferred income tax and social contribution

(a)	Reconciliation of the income tax and social contribution expense

The income tax and social contribution amounts presented in the statement of income for the periods ended on March 31 are reconciled to their Brazilian statutory rates as follows:

	2013	2012

Profit before taxation and non-controlling interests	332,698	357,905
Standard rate	34%	34%

Income tax and social contribution at standard rates	(113,117)	(121,688)

Adjustments for the calculation of income tax and social contribution effective rates
Equity in the results of investees	132	3,433
Tax incentives	3,257	934
Effect on tax payable for 2012 of change in 2013 of foreign exchange gains and losses from cash basis to accrual basis	(20,401)
Donations and grants for investment	17,557	13,740
Amounts not subject to additional income tax	1,470	2,347
Difference in tax rate for subsidiaries outside Brazil	(1,902)	(5,882)
Other permanent additions (exclusions), net	(12,164)	(493)

Income tax and social contribution	(125,168)	(107,609)

Current	(52,237)	(79,520)
Deferred	(72,931)	(28,089)

Income tax and social contribution for the year	(125,168)	(107,609)

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)	Analysis of deferred tax balances

Deferred income tax and social contribution balances are as follows:

	03/31/2013	12/31/2012
Assets
Tax losses	233,626	177,967
Temporary differences
Provision for participation on results - PPR	10,626	25,065
Tax contingencies	196,864	222,741
Allowance for doubtful accounts	6,546	10,918
Provision for inventory losses	26,683	29,874
Provision for investment losses	48,550	36,127
Provision for taxes under litigation with judicial deposits	72,321	71,989
Foreign exchange taxed on cash basis (*)		253,263
Use of public asset	88,856	87,642
Other	54,017	56,393

	738,089	971,979

Liabilities

Depreciation of property, plant and equipment	370,814	344,389
Amortization of goodwill	231,804	214,993
Deferred tax assets and liabilities of business acquired	203,714	226,042
Other	58,028	57,297

	864,360	842,721

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(*)	In 2013 the company changed its choice to tax foreign exchange gains and losses from cash basis to accrual basis.

18	Provisions

	2013				2012
	Asset Retirement Obligation	Restructuring	Legal claims (a)	Total	Asset Retirement Obligation	Legal claims (a)	Total

Balance at the beginning of the year	190,866	86,913	793,020	1,070,799	99,839	835,114	934,953
Present value adjustment	(1,188)			(1,188)	(1,019)		(1,019)
Additions	(8,820)		45,740	36,920		49,551	49,551
Monetary adjustments and reversals	17,888		22,728	40,616		5,470	5,470
Judicial deposits, net of write off			(55,280)	(55,280)		(21,567)	(21,567)
Used during year / quarter	(38)	(23,451)	(110,038)	(133,527)	(15)	(38,654)	(38,669)
Exchange variation	2,636	(3,550)		(914)	1,474		1,474

Balance at the end of the quarter	201,344	59,912	696,170	957,426	100,279	829,914	930,193

(a)	Provisions for legal claims

The Company is party to labor, civil, tax and other ongoing lawsuits and is contesting these matters both at the administrative and judicial levels, which are backed by judicial deposits, when applicable.

The provisions and the corresponding judicial deposits are as follows:

	03/31/2013			12/31/2012
	Judicial deposits	Provision for legal claims	Total, net	Judicial deposits	Provision for legal claims	Total, net

Tax	479,418	(1,081,299)	(601,881)	477,245	(1,174,275)	(697,030)
Labor		(58,022)	(58,022)	8,442	(21,303)	(12,861)
Civil and other	74,288	(110,555)	(36,267)	12,764	(95,893)	(83,129)

	553,706	(1,249,876)	(696,170)	498,451	(1,291,471)	(793,020)

Nature of provisions for legal claims

(i)	Tax lawsuits

Refer mainly to disputes concerning federal, state and municipal taxes. The main tax lawsuits refer to collection of ICMS (State Value-added Tax on Sales and Services), PIS (Social Integration Program), COFINS (Social Contribution on Revenues), IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income).

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(ii)	Labor lawsuits

Refer mainly to lawsuits filed by former employees and outsourced employees claiming, in certain cases, the payment of indemnity upon termination, health and safety hazard bonus, risk premium, overtime, and/or commuting hours, as well as civil lawsuits referring to indemnity claims by former employees or employees from outsourced companies based on alleged occupational illnesses, work accidents, property and personal damages.

(iii)	Civil lawsuits

The main lawsuits relate to claims for property and personal damages.

Lawsuits with likelihood of losses considered as possible

The Company and its subsidiaries are parties to other tax, labor and civil lawsuits involving possible loss risks, as detailed below:

	03/31/2013	12/31/2012
Tax	1,294,152	1,340,714
Civil	3,704,228	3,608,760
Other	31,202	25,649

	5,029,582	4,975,123

Description of the main probable and possible legal proceedings

Tax Liabilities and Contingencies

In December 2011, a tax assessment in the amount of R$182.6 million was issued by the Receita Federal do Brasil (“RFB”, the Brazilian Federal tax Authority) against VCSA charging IRPJ and CSLL related to the period between 2006 and 2010 due to VCSA allegedly (i) incorrectly amortized goodwill; (ii) use of tax loss carry forwards in excess of the 30% limit permitted under applicable tax regulations; and (iii) lack of payment of the IRPJ and CSLL monthly advances. As of March 31, 2013, the amount under discussion was R$205.2 million and we had recorded a provision of R$ 0.1 million in connection with this tax assessment.

The DNPM (The federal mining regulator) issued several tax assessments against us, alleging that we owed CFEM related to the period of 1991 until 2011. As of March 31, 2013, the amount involved was R$383.3 million, of which approximately R$294.6 million is considered to be a possible loss and approximately R$88.7 million is considered to be a probable loss. We have established a provision of R$88.7 million with respect to these tax assessments.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

Civil and Environmental Liabilities and Contingencies

Fishermen’s Litigation

On October 9, 2003, the association of fishermen of the State of Goiás filed a claim against us seeking the annulment or suspension of certain environmental licenses granted by IBAMA to companies operating in the Serra do Facão region. This association is also seeking monetary damages in an amount to be established by the court. We have presented our defense and in May 2004, temporary relief was granted against us and the other defendants. Currently the proceeding has been suspended in order to be judged together with another similar process. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is remote (December 31, 2012 – possible) and as such have not recorded any provision with respect to this claim. The amount in dispute is approximately R$177 million.

Transklein

In August 2010, Transklein Transporte e Carga Ltda. filed a claim against VCNNE seeking compensation for damages in the amount of R$123.7 million, alleging that VCNNE failed to comply with the minimum volume of transportation established in the cement transportation agreement entered into by the parties. VCNNE was notified of this claim in March 2011 and presented its response, which was replied by Transklein, which also made a plea of lack of jurisdiction. In June 2012, the court determined that Transklein should present a response regarding its request for an exemption from its obligation to pay for legal fees in connection with this matter. We presented a formal objection against the court’s decision, and the proceeding was suspended until the court issues its ruling on this matter. On January 22, 2013, the court published its decision accepting our plea and transferring the case to the civil court in the city of Recife. Based on the advice of its external legal counsel, VCNNE believes the probability of loss under this claim is possible and has not recorded any provision for to this claim.

Tabernaculo

In September 2005, Tabernaculo Comercial e Transportadora Ltda. (“Tabernaculo”), filed a claim against VCB seeking compensation for material damages in the amount of R$84.2 million and moral damages in an unspecified value alleging that we failed to perform two oral contracts entered with it. Tabernaculo argues that those breaches caused the discontinuance of the activities of the sales department and huge losses to its transportation area. We presented our response in September 2009, sustaining that: (1) the statute of limitations had expired; (2) we did not change the general conditions of the reverse repurchase agreement; and (3) Tabernaculo was unable to conduct the business and caused its own insolvency. In August 2011, the court had denied the argument of the expiration of the statute of limitations alleged by us and determined the implementation of the expert examination requested by Tabernaculo, which has not yet been completed. The expectation of loss for the different claims under dispute is considered probable for 1% (R$1.5 million) of the amount involved and possible for the remaining amount (R$152.6 million). As of March 31, 2013, the amount under discussion was R$154.1 million and we had recorded a provision of R$1.5 million in connection with this claim.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

Anti-Trust Matters

Administrative Proceedings by SDE

In 2003, the SDE initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust laws by not selling certain types of cement to ready-mix concrete companies. If our cement/concrete company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our Company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of VID and its subsidiaries. The SDE continues to analyze these allegations, and it is not possible to foresee whether the agency intends to conduct further investigation. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

In 2006, the SDE initiated an administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. If our Company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to its fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE issued a non-binding recommendation to CADE on November 10, 2011 to impose fines and other non-monetary penalties as set forth by the Brazilian antitrust law on the cement companies under investigation, including our Brazilian cement company, for breach of Brazilian antitrust laws. This opinion was sent to CADE for its analysis, but is not binding on CADE. There is no formal deadline for CADE to complete its review of this matter and issue its decision, so it may issue its decision at any time. The expectation of loss under these matters is considered possible. We have not established any provision for this matters.

Civil Class Action – Cartel

The Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against the Company, together with eight other defendants, including several of Brazil’s largest cement manufacturers alleging breach of Brazilian antitrust laws as a result of alleged cartel formation, seeking that the defendants pay an indemnity, on a joint basis, in favor of the class action plaintiffs for moral and collective damages; and penalties under the Brazilian antitrust laws. Because the current amount of the claims in this civil class action is R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. The expectation of loss under this matter is considered possible, and we have not established any provision for this claim.

19	Stockholders’ Equity

(a)	Capital

As at March 31, 2013 and December 31, 2012, the fully subscribed and paid-up capital comprised 110,635,438 common shares amounting to R$ 2,746,024.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

On April 5, 2013 our shareholders approved the conversion of 100 common shares into 100 preferred shares. The rights of preferred shares are identical to those of common shares including its rights with respect to dividends and allocation of net income except that preferred shares do not have voting rights (except on certain limited matters established by the by-laws). Preferred shares do have tag-along rights in the event of change of control and have priority in the repayment of capital in the event of liquidation.

On April 30, 2013 our shareholders approved a stock split by which 5,310,496,224 additional common shares have been issued to shareholders in exchange for their 110,635,338 common shares previously held. The quantity of shares outstanding at December 31, 2012 and March 31, 2013 after retrospective adjustment for the stock conversion and the stock split was 5,421,131,562 common shares and 100 preferred shares.

(b)	Legal reserve and profit retention reserve

The legal reserve is credited annually with 5% of profit for the year and cannot exceed 20% of share capital. The purpose of the legal reserve is to ensure that sufficient capital is maintained. This reserve can only be used to increase capital and offset accumulated losses.

The profit retention reserve was created to account for the retention of the remaining balance of retained earnings in order to fund expansion projects pursuant to the Company’s investment plan.

(c)	Tax incentive reserve

The tax incentive reserve is constituted in accordance with article 195-A of the Brazilian Corporation Law (as amended by Law No. 11638 of 2007); this reserve is credited with the benefits of tax incentives, which are recognized in the statement of income for the year and allocated from retained earnings to this reserve. These incentives are not included in the calculation of the minimum mandatory dividend.

(d)	Cumulative other comprehensive income

For purchases of non-controlling interests, the difference between any consideration paid and the share acquired of the carrying value of the net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals of non-controlling interests are also recorded directly in stockholders’ equity.

	Exchange gains (losses) on investment abroad	Actuarial gains and losses on retirement benefits	Hedge of a net investment	Interest in comprehensive income of associated companies	TOTAL

At January 1, 2012	232,647	(98,669)	(62,954)	84,738	155,762

Exchange gains (losses) on investment abroad	(68,477)				(68,477)
Hedge of a net investment / cash flow hedge			5,871		5,871
Interest in comprehensive income of associated and joint-ventures				(34,181)	(34,181)
Deferred income tax			(1,996)		(1,996)

At March 31, 2012	164,170	(98,669)	(59,079)	50,557	56,979

At January 1, 2013	644,227	(134,942)	(12,934)	81,374	577,725

Exchange gains (losses) on investment abroad	(167,235)				(167,235)
Hedge of a net investment			126,555		126,555
Interest in comprehensive income of associated and joint-ventures				16,520	16,520
Deferred income tax			(43,029)		(43,029)

At March 31, 2013	476,992	(134,942)	70,592	97,894	510,536

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

20	Revenues

	2013	2012

Sales	2,831,516	2,336,526
Services	296,134	338,159

	3,127,650	2,674,685

Taxes on sales and services and other deductions	(646,866)	(616,901)

	2,480,784	2,057,784

The quarter ended March 31, 2013 includes the consolidation of the results (revenues, expenses and costs) of Votorantim Cimentos EAA Inversiones S.L (Spain) and its subsidiaries with operations in Spain, Turkey, Morocco, Tunisia and India, which the Company acquired control at the end of 2012.

21	Other operating income (expenses), net

	2013	2012

Non-income tax benefits	51,639	40,413
Revenue from co-processing	2,296	3,196
Recovery of taxes	142	1,382
Sales of energy	13,767	6,616
Gain on sale of property, plant & equipment	2,365	2,391
Other operating income (expenses)	21,677	(6,872)

	91,886	47,126

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

22	Expenses by nature

	2013	2012

Fuel costs	218,538	158,622
Maintenance	225,161	190,974
Electric power - consumption	194,420	133,633
Labor cost	331,724	231,834
Inputs and consumables used	72,420	68,772
Depreciation, amortization and depletion	173,368	125,582
Freight cost	289,660	236,716
Services, miscellaneous	139,161	109,849
Raw material	195,035	146,103
Packaging materials	53,892	40,037
Other expenses	233,544	217,117

Total	2,126,923	1,659,240

Reconciliation	2013	2012
Cost of sales and services	1,759,620	1,418,590
Selling expenses	186,196	112,762
General and administrative expenses	181,107	127,888

	2,126,923	1,659,240

The quarter ended March 31, 2013 includes the effects of consolidation of the income statements (revenues, expenses and costs) of Votorantim Cimentos EAA Inversiones S.L (Spain) and its subsidiaries have operations in Turkey, Morocco, Tunisia and India, which the Company acquired control of its operations at the end of year 2012.

23	Employee benefit expenses

	2013	2012
Salaries and other remuneration	198,377	135,483
Social charges	79,158	58,709
Social benefits	54,189	37,642

	331,724	231,834

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

24	Finance income (expenses), net

	2013	2012
Income
Interest receivable on financial assets and loans to related parties	20.607	25.649
Income from financial investments	52.899	50.350
Other financial income	13.941	15.919

	87.447	91.918

Expenses
Interest payable on loans, financing and other	(199.377)	(192.063)
Interest and monetary adjustment	(7.625)	(6.684)
Interest payable on loans to related parties	(10.244)	(7.598)
Other financial expenses	3.394	(26)

	(213.852)	(206.371)

Net foreign exchanges gains	12.967	8.063

Financial expenses, net	(113.438)	(106.390)

25	Insurance coverage

Pursuant to the Company’s Insurance Management Policy, different types of insurance policies are contracted, such as operational risk and civil liability insurance, to protect assets against production interruptions and for damages caused to third parties.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil, Canada and the United States, for which the coverage and conditions are considered appropriate by Management for the risks involved.

For the main plants in Brazil and operations in North America, an “All Risks” policy is contracted for all assets, including coverage against losses resulting from production interruptions.

The operational insurance coverage as at March 31, 2013 was as follows:

Assets	Type of coverage	Insured amount
Facilities and equipment	Property damage	13,536,456
	Loss of profits	2,431,848

		15,968,304

26	Non-current assets and liabilities held for sale and discontinued operations

During the periods the Company approved the sale of certain businesses, associates and assets.

The following table summarizes the business and associates for which sale was approved, as from which date they are considered as assets held for sale and/or discontinued operations.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes

Cimpor Macau S.A.	Note 26.a	Assets and liabilities of business held for sale and discontinued operations	December 21, 2012
VILA (Associate)	Note 26.b	Assets held for sale	March 31, 2013
C+PA (Associate)	Note 1	Assets held for sale	January 10, 2013
Equipment in Spain		Assets held for sale	January 1, 2013

Non-current assets and liabilities held for sale

	Assets		Liabilities
	2013	2012	2013	2012

China business (a)	649,291	701,214	280,771	274,104
Investment in Vila (b)	682,154
C+PA (Note 1(a))	27,900		10,700
Equipment (*)	23,307

Total	1,382,652	701,214	291,471	274,104

(*)	Corresponds to kiln/pyro processing equipment located in Spain.

a)	China operations

The Company does not intend to continue the operations in China it has through its consolidated entity Cimpor Macau S.A. and has developed a plan to sell this business. Consequently, its assets and liabilities are included in a group held for sale and are presented in a separate line in the balance sheet and its results are classified as discontinued operations in the statement of income. Management expects the completion of the sale within a period of one year from its acquisition in December 2012.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Assets			Liabilities
	2013	2012		2013	2012

Property, plant and equipment	262,553	301,385	Account payables	223,077	213,190
Goodwill	210,180	233,888	Other current liabilities	25,156	27,019
Intangible assets	57,412	42,358	Provisions	32,538	33,895
Inventories	37,268	38,787
Other assets	81,878	84,796

Total assets	649,291	701,214	Total liabilities	280,771	274,104

Income statement of discontinued operations – China

Revenues	21,369
Cost of sales and services (*)	(39,550)

Gross profit	(18,181)
Financial income (expenses), net	5,672
Profit before taxation	(12,509)

Income tax and social contribution
Current	(41)
Deferred	1,197

Profit for the quarter	(11,353)

Depreciation, amortization and depletion	6,462

EBITDA Adjusted	(11,719)

(*)	Cost of sales and services includes depreciation amounting to R$ 6,462

No separate information is presented for cash flow of the China operations as it is not required considering that Cimpor Macau S.A. is a newly acquired subsidiary.

b)	Investment in VILA

On March 31, 2013 we classified the investment in the associate VILA as a non-current asset held for sale since management has an active plan to transfer this investment to its controlling shareholder Votorantim Industrial S.A., which already holds 21.95% of VILA. We expect the transaction to be completed in the second half of 2013. The carrying amount of this investment is R$ 682,154.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

27	Financial information by operating segment and entity-wide disclosures

(i)	Introduction

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources to the segments and to assess their performance. We have defined our Chief Executive Officer to be the CODM.

For management purposes, the Company is organized by geographical areas and has three operating segments which are based on location of the Company’s main assets, as follows (1) Brazil (including our operations in other countries in South America), (2) North America, and (3) Europe, Africa and Asia (which includes operations in Spain, Turkey, Morocco, Tunisia, India and China).

Each of these operating and reportable segments derives its revenues from the sale of the following lines of products:

1.	Cement;

2.	Concrete / Ready Mix;

3.	Aggregates; and

4.	Other building materials.

We have summarized the financial information of these operating segments and the revenue related to these product lines below. The key financial performance for management of the reportable segments is Adjusted EBITDA which is reported on a monthly basis to the CODM for each of our operating segments (Brazil, North America, and Europe, Africa and Asia). Adjusted EBITDA is calculated based on the sum of operating profit, depreciation, amortization, depletion plus any other non-cash items included in operating profit that are assessed by the Company’s management as exceptional and excludes the Adjusted EBITDA for discontinued operations. Adjusted EBITDA can be reconciled to our net income since Adjusted EBITDA can also be defined as net income plus/less financial income (expenses), net plus income tax and social contribution plus depreciation or amortization and depletion less equity in results of investees plus dividends received from investees less exceptional non-cash items. Non-cash items considered by management as exceptional and excluded in measuring Adjusted EBITDA. As result of using Adjusted EBITDA for measuring performance of our operating segments, we do not include financial income and expense, income tax expense and equity in investees as part of such measurement and as a result, such information is not disclosed in the tables below.

The accounting policies of the operating segments are the same as the Company’s accounting policies described in Note 2. The amounts presented under Brazil include also amounts related to our only subsidiary consolidated in South America (Itacamba Cemento S.A. based in Bolivia) which represents less than 1% of revenue and Adjusted EBITDA of the amounts disclosed under Brazil. All the other interests of the Company accounted for following the equity method and the equity in the results of investees is a reconciling item between the Adjusted EBITDA and net income.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

Information by operating segments

	Period ended March 31, 2013
	Brazil	North America	Europe, Africa and Asia	Consolidated
Revenues	1.905.383	243.875	331.526	2.480.784

Operating profit before results from investments and financial result	521.799	(78.355)	2.303	445.747

Depreciation, amortization and depletion	(84.169)	(43.302)	(45.897)	(173.368)

Adjusted EBITDA	606.758	(35.053)	59.900	631.605

Capital expenditure	351.209	9.315	8.939	369.463

Total assets	15.536.514	4.219.708	3.299.167	23.055.389

	Period ended March 31, 2012
	Brazil	North America	Consolidated

Revenues	1,847,568	210,216	2,057,784

Operating profit before results from investments and financial result	536,268	(90,598)	445,670

Depreciation, amortization and depletion	(79,060)	(46,522)	(125,582)

Adjusted EBITDA	627,937	(44,076)	583,861

Capital expenditure	412,577	6,379	418,956

Total assets	15,411,955	3,843,440	19,255,395

There are no sales between the operating segments.

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

The following table reconciles Adjusted EBITDA for our operating segments to our net income:

	March 31, 2013	March 31, 2012

Net income for the quarter	196,177	250,296
Plus (less):
Equity in the results of associates and joint ventures	(389)	(18,625)

Financial income (expenses), net - continuing operations	113,438	106,390
Financial income (expenses), net - discontinued operations	(5,672)
Income tax and social contribution - continuing operations	125,168	107,609
Income tax and social contribution - discontinued operations	(1,156)
Depreciation, amortization and depletion - continuing operations	173,368	125,582
Depreciation, amortization and depletion - discontinued operations	6,462

EBITDA before results of investees and joint ventures	607,396	571,252

Plus (less):
Dividends received	12,490	12,609
Extraordinary items
EBITDA - discontinued operations	11,719

Adjusted EBITDA	631,605	583,861

Revenue by line of products

	Period ended March 31, 2013
	Cement	Ready Mix / Concrete	Aggregates	Others	Total
Revenues	1,752,208	474,453	75,154	178,969	2,480,784

	Period ended March 31, 2012
	Cement	Ready Mix / Concrete	Aggregates	Others	Total
Revenues	1,412,985	391,128	78,036	175,635	2,057,784

Votorantim Cimentos S.A.

Notes to the interim financial information

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

28	Seasonality of operations

Almost all of the Company’s products are produced and consumed in an external environment. Seasonal changes and climate conditions, especially during the first half of the year, with winter in the northern hemisphere and the rainy season in the southern hemisphere, could impact the production and sales volumes during this period. Consequently, quarterly results are not necessarily representative of the full year.

29	Subsequent events

(i)	On April 2, 2013, Votorantim Cement North America Inc. further amended the terms of a syndicated loan, with an aggregate principal amount of US$450 million, to extend the final maturity of the term loans and the revolving loans through March 31, 2018.

(ii)	On April 3, 2013, the Company acquired from Votorantim Andina S.A. (an entity controlled by the Company’s controlling shareholder VID) an additional 38.39% interest in each Cementos Artigas S.A. and Cementos Avellaneda S.A. The combined consideration paid was EUR 154.6 million (R$402 million). With the additional interests acquired, the Company now holds 51% in Cementos Artigas S.A. and 49% in Cementos Avellaneda S.A. The transfer was based on the fair value in the case of Cementos Avellaneda S.A. and on the carrying amount in the case of Cementos Artigas S.A

(iii)	On April 16, 2013, we acquired an aggregate 30% equity interest in Cimpor Macau in China. The consideration paid was EUR 14.5 million. These acquisitions were part of our strategy to facilitate the proposed sale of our operations in China.

(iv)	On April 16, 2013, we have disposed of our 48% equity investment in C+PA Cimento e Produtos Associados S.A. for an amount of EUR 23.3 million.

(v)	On April 18, 2013 we acquired an additional 1.549% equity interest on Cemento Bio Bio S.A. on a transaction on the Santiago Stock Exchange, and as a result, we hold a 16.70% equity interest in such company.

(vi)	On May 2, 2013, VCEAA prepaid US$15.0 million of a loan maturing in February 2014. The current balance of this loan is US$219.1 million.

(vii)	See Note 19 for a description of the conversion of common shares into preferred shares and the stock split approved on April 30, 2013.

*    *    *

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Votorantim Cimentos S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Votorantim Cimentos S.A. and its subsidiaries at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

May 13, 2013

Votorantim Cimentos S.A.

Consolidated financial statements

Year ended 31 December 2012

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Balance Sheets

In thousands of reais

	Note	12/31/2012	12/31/2011		Note	12/31/2012	12/31/2011
Assets				Liabilities and stockholders’ equity

Current assets				Current liabilities
Cash and cash equivalents	9	969,546	225,130	Loans and financing	18	615,813	413,551
Financial assets - held for trading	10	2,032,431	1,450,510	Trade payables		856,226	662,532
Trade accounts receivable	11	910,690	786,077	Salaries and payroll charges		227,543	151,373
Inventories	12	1,182,101	890,668	Income tax and social contribution payable		51,186	132,882
Other taxes recoverable	13	176,195	149,316	Other taxes payable		207,497	181,473
Current income tax and social contribution receivable	13	83,920	23,554	Dividends payable	14	439,122	274,031
Advances to suppliers		110,174	118,425	Advances from customers	15	18,622	14,370
Dividends receivable		512	7,552	Account payable for the aquisition of investees		328,452
Other assets		138,957	140,336	Payables - Trading	22	53,784	36,826

				Account payable		105,315	57,993
		5,604,526	3,791,568	Use of Public Asset	19	23,561	22,005

				Other liabilities		332,129	211,269

Assets of business classified as held for sale	32	701,214
						3,259,250	2,158,305
		6,305,740	3,791,568

Non-current assets				Liabilities of business classified as held for sale	32	274,104

Related parties	14	16,418	52,764
Judicial deposits		246,470	149,432			3,533,354	2,158,305

Deferred taxes	20 (b)	971,979	759,140
Other taxes recoverable	13	41,296	14,923	Non-current liabilities
Other assets		253,983	199,305	Loans and financing	18	12,177,174	7,643,161
				Related parties	14	486,597	726,093

		1,530,146	1,175,564	Provisions	21	1,070,799	934,953

				Deferred taxes	20 (b)	842,721	983,326
Investments in associates	15	1,800,304	3,241,411	Use of Public Asset	19	381,585	352,180
Property, plant and equipment	16	9,527,427	6,954,265	Pension liabilities	30 (b)	184,812	134,538
Intangible assets	17	4,798,437	3,466,389	Other liabilities		377,166	278,224

						15,520,854	11,052,475

		16,126,168	13,662,065			19,054,208	13,210,780

				Stockholders’ equity	23
				Capital		2,746,024	2,746,024
				Tax incentive reserve		544,441	360,648
				Profit reserves		789,781	1,963,935
				Cumulative other comprehensive income		577,725	155,762

				Total equity attributable to owners of the parent		4,657,971	5,226,369

				Non-controlling interests		249,875	192,048

				Total stockholders’ equity		4,907,846	5,418,417

Total assets		23,962,054	18,629,197	Total liabilities and stockholders’ equity		23,962,054	18,629,197

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Income

Years Ended December 31

In thousands of reais, unless otherwise indicated

	Note	2012	2011	2010
Revenues	24	9,481,673	8,698,352	8,047,081
Cost of sales and services		(6,177,116)	(5,684,439)	(4,986,902)

Gross profit		3,304,557	3,013,913	3,060,179

Operating income (expenses)
Selling		(609,992)	(595,402)	(500,731)
General and administrative		(668,007)	(529,991)	(413,144)
Gain on transfer of assets - Cimpor	1 (a)			1,672,429
Gain on the disposal of our investment - Cimpor	1 (a)	266,774
Other operating income (expenses), net	26	284,779	(295,932)	187,239

		(726,446)	(1,421,325)	945,793

Operating profit before results from investments and financial results		2,578,111	1,592,588	4,005,972

Results from investments
Realization of other comprehensive income on disposal on investment in Cimpor	1 (a)	(170,075)
Equity in the results of investees	15	25,461	311,753	191,985

		(144,614)	311,753	191,985

Financial income	29	316,496	204,862	425,759
Financial expense	29	(869,941)	(723,633)	(913,698)
Net foreign exchange gains (losses)	29	(381,819)	(253,643)	97,227

Financial income (expenses), net		(935,264)	(772,414)	(390,712)

Profit before taxation		1,498,233	1,131,927	3,807,245

Income tax and social contribution
Current	20 (a)	(359,199)	(478,071)	(582,398)
Deferred	20 (b)	501,449	200,936	(544,423)

Net income for the year		1,640,483	854,792	2,680,424

Net income attributable to Company’s stockholders		1,616,799	835,445	2,648,413
Net income attributable to non-controlling interests		23,684	19,347	32,011

Basic and diluted earnings per share - R$ (*)		0.30	0.15	0.50
Weighted average number of total shares (thousand) (*)		5,421,132	5,410,090	5,264,266

(*)	Retrospectively adjusted for the stock split approved on April 30, 2013.

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Comprehensive Income

Years Ended December 31

In thousands of reais, unless otherwise indicated

	2012	2011	2010
Net income for the year	1,640,483	854,792	2,680,424

Other comprehensive income (loss) net of taxes
Interest in other comprehensive income of associated companies	(7,692)	(837)	85,575
Actuarial gains and losses on retirement benefits	(36,273)	(25,265)	(19,216)
Realization of other comprehensive income on disposal of investment in Cimpor	89,142
Hedge of a net investment	(107,085)	(155,446)	92,492
Currency translation differences	483,751	412,307	(419,721)

Other comprehensive income (losses) for the year	421,843	230,759	(260,870)

Total comprehensive income for the year	2,062,326	1,085,551	2,419,554

Attributable
Comprehensive income attributable to owners of the parent	2,038,762	1,079,951	2,396,627
Comprehensive income attributable to non-controlling interests	23,564	5,600	22,927

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

		Attributable to owners of the parent
	Note	Capital	Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income	Total	Non-controlling interests	Total stockholders’ equity
				Legal	Profit retention
At January 1, 2010		1,889,722	139,768	91,803	2,786,377		163,042	5,070,712	172,156	5,242,868

Total comprehensive income for the year
Net income for the year						2,648,413		2,648,413	32,011	2,680,424
Other comprehensive income (losses) for the year							(251,786)	(251,786)	(9,084)	(260,870)

Total comprehensive income for the year						2,648,413	(251,786)	2,396,627	22,927	2,419,554

Total contributions by and distributions to stockholders
Capital increase	23 (a)	437,490			(200,000)			237,490		237,490
Acquisition of non-controlling interests					(8,867)			(8,867)	(8,635)	(17,502)
Allocation of net income for the year
Tax incentive reserve			81,045			(81,045)
Legal reserve	23 (b)			135,929		(135,929)
Dividends (R$ 0.54 per share) (*)	23 (e)				(1,793,594)	(1,028,005)		(2,821,599)		(2,821,599)
Profit retention	23 (b)				1,403,434	(1,403,434)

Total contributions by and distributions to stockholders		437,490	81,045	135,929	(599,027)	(2,648,413)		(2,592,976)	(8,635)	(2,601,611)

At December 31, 2010		2,327,212	220,813	227,732	2,187,350		(88,744)	4,874,363	186,448	5,060,811

(*)	Retrospectively adjusted for the stock split approved on April 30, 2013.

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

		Attributable to owners of the parent
	Note	Capital	Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income	Total	Non-controlling interests	Total stockholders’ equity
				Legal	Profit retention
At January 1, 2011		2,327,212	220,813	227,732	2,187,350		(88,744)	4,874,363	186,448	5,060,811

Total comprehensive income for the year
Net income for the year						835,445		835,445	19,347	854,792
Other comprehensive income (losses) for the year							244,506	244,506	(13,747)	230,759

Total comprehensive income for the year						835,445	244,506	1,079,951	5,600	1,085,551

Total contributions by and distributions to stockholders
Capital increase	23 (a)	418,812			(400,000)			18,812		18,812
Allocation of net income for the year
Tax incentive reserve			139,835	92	(84,342)	(55,585)
Legal reserve	23 (b)			44,406		(44,406)
Dividends (R$ 0.14 per share) (*)	23 (e)				(536,527)	(210,230)		(746,757)		(746,757)
Profit retention	23 (b)				525,224	(525,224)

Total contributions by and distributions to stockholders		418,812	139,835	44,498	(495,645)	(835,445)		(727,945)		(727,945)

At December 31, 2011		2,746,024	360,648	272,230	1,691,705		155,762	5,226,369	192,048	5,418,417

(*)	Retrospectively adjusted for the stock split approved on April 30, 2013.

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Changes in Stockholders’ Equity

In thousands of reais, unless otherwise indicated

	Attributable to owners of the parent
			Tax incentive reserve	Profit reserves		Retained earnings	Cumulative other comprehensive income		Non-controlling interests	Total stockholders’ equity
	Note	Capital		Legal	Profit retention			Total
At January 1, 2012		2,746,024	360,648	272,230	1,691,705		155,762	5,226,369	192,048	5,418,417
Total comprehensive income for the year
Net income for the year						1,616,799		1,616,799	23,684	1,640,483
Other comprehensive income (losses) for the year							421,963	421,963	(120)	421,843

Total comprehensive income for the year						1,616,799	421,963	2,038,762	23,564	2,062,326

Total contributions by and distributions to stockholders
Non-controlling interest arising on business combination	1 (a)								68,953	68,953
Acquisition non-controlling interests Itacamba	1 (c)								(1,983)	(1,983)
Acquisition non-controlling interests VCA	2.2 (d)								(32,707)	(32,707)
Allocation of net income for the year
Legal reserve	23 (b)			80,840		(80,840)
Tax incentive reserve			183,793			(183,793)
Interest on stockholders equity (R$ 0.03 per share) (*)	23 (e)					(178,667)		(178,667)		(178,667)
Dividends (R$ 0.45 per share) (*)	23 (e)				(1,562,988)	(865,505)		(2,428,493)		(2,428,493)
Profit retention	23 (b)				307,994	(307,994)

Total contributions by and distributions to stockholders			183,793	80,840	(1,254,994)	(1,616,799)		(2,607,160)	34,263	(2,572,897)

At December 31, 2012		2,746,024	544,441	353,070	436,711		577,725	4,657,971	249,875	4,907,846

(*)	Retrospectively adjusted for the stock split approved on April 30, 2013.

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Consolidated Statements of Cash Flows

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Note	2012	2011	2010
Cash flows from operating activities
Profit before income taxe and social contribution		1,498,233	1,131,927	3,807,245
Adjustments to reconcile net income to cash from operations
Depreciation, amortization and depletion	16 e 17	558,279	441,055	420,322
Equity in the results of investees	15(a)	(25,461)	(311,753)	(191,985)
Interest, monetary and exchange variations		1,227,412	838,651	255,990
Gain on disposal of property, plant and equipment		(16,789)	(20,896)	(14,187)
Provision for contingencies and tax liabilities	21(b)	138,432	153,817	186,654
Allowance for doubtful accounts	11	11,077	1,922	128,757
Provision for inventory losses		(16,217)	(21,547)	23,323
Gain on transfer of assets - Cimpor	1 (a)			(1,672,429)
Gain on disposal of equity investments - Cimpor	1 (a)	(266,774)
Loss on the disposal of investment in Yguazú	1 (c)	7,657
Impairment of investments	15 (d)		586,538
Realization of other comprehensive income on disposal of investment in Cimpor	1 (a)	170,075

		3,285,924	2,799,714	2,943,690
Changes in assets and liabilities
Financial investments held for trading		(581,921)	(266,530)	1,358,478
Trade accounts receivable		166,802	(108,437)	(16,025)
Inventories		(14,311)	(72,285)	(117,440)
Taxes recoverable		(11,524)	(66,706)	4,429
Related parties		(65,183)	(124,939)	(58,592)
Other assets		153,456	(134,960)	(318,568)
Suppliers		(24,775)	24,004	182,343
Taxes payable		(24,669)	10,558	60,911
Salaries and social charges		76,170	39,987	14,677
Advances from customers		4,252	(11,918)	(887)
Accounts payable and other liabilities		(303,492)	(200,053)	559,512

Cash provided by operations		2,660,729	1,888,435	4,612,528
Interest paid	18(b)	(719,109)	(550,229)	(280,176)
Income tax and social contribution paid		(519,525)	(531,553)	(682,802)

Net cash provided by operating activities		1,422,095	806,653	3,649,550

Cash flows from investing activities
Capital increase in investees	15(b)	(58,602)	(11,759)	(118,763)
Acquisition of Cimpor	1(a)			(390,000)
Acquisition of Vila	1(d)			(416,252)
Acquisition Cementos Portland S.A.	15(a)		(56,570)
Acquisition of property, plant and equipment	16	(1,500,091)	(1,723,061)	(964,395)
Acquisitions of intangible assets	17	(41,332)	(152,020)	(148,371)
Cash obtianed as a result of our acquisition of VCEAA	17(d)	148,799
Proceeds from disposal of investment in Yguazu		30,535
Proceeds from sale of property, plant and equipment		20,064	232,912	38,077
Dividends received		193,377	156,590	51,895

Net cash used in investing activities		(1,207,250)	(1,553,908)	(1,947,809)

Cash flows from financing activities
New loans and financing	18(b)	3,674,624	2,434,303	2,976,719
Amortization of loans and financing	18(b)	(513,499)	(143,958)	(574,971)
Capital increase			18,812	237,490
Dividends paid	23(e)	(2,263,402)	(683,782)	(2,610,543)
Related party, net		(207,001)	(692,693)	(1,699,254)
Interest on stockholders equity	23(e)	(178,667)
Aquisition of non-controlling interests				(17,500)

Net cash provided by financing activities		512,055	932,682	(1,688,059)

Exchange results on cash and cash equivalents of foreign subsidiaries		17,516	14,755	(2,741)
Increase in cash and cash equivalents		726,900	185,427	13,682

Cash and cash equivalents at the beginning of the year		225,130	24,948	14,007

Cash and cash equivalents at the end of the year		969,546	225,130	24,948

The accompanying notes are an integral part of these financial statements.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

1	General Information

Votorantim Cimentos S.A. (the “Company” or “VCSA”) and its subsidiaries are principally engaged in the production and sale of cement and aggregates and supplementary products, as well as of raw materials and byproducts, similar and related products; rendering of concrete pouring services; research, mining and processing of mineral reserves in connection with its cement producing activities; transportation, distribution and importing; and holding investments in other companies. The Company is a corporation headquartered in the city and State of São Paulo. The Company and its subsidiaries operate in all regions of Brazil, in the United States and Canada and Europe, Africa and Asia. Through its associates, the Company also has operations in others countries in Latin America and until December 2012 in Portugal.

The Company and its subsidiaries are members of the “Votorantim”, one of Brazil´s largest private conglomerates. The Company´s direct parent company is Votorantim Industrial S.A.(hereafter commonly referred to as “VID” or “Parent Company”) and the ultimate parent company is Votorantim Participações S.A. (“VPAR”).

Changes in interests in 2012, 2011 and 2010

(a)	Transactions related to our equity investment in CIMPOR

a.1	Cimpor acquisition in 2010

On February 3, 2010 the Company and Companhia Nacional de Cimento Portland (“Lafarge Brasil”) signed a Stock Swap Agreement whereby Lafarge Brasil transferred to VCSA shares of Cimpor Cimentos de Portugal SGPS S.A. (“Cimpor”), representing 17,28% of the capital of this Portuguese domiciled company, in exchange for all of the shares held in a Special Purpose Entity (“SPE”) created by the Company which owned cement plants in the Central-West and Northeast of Brazil. The assets, rights and obligations of the SPE include a cement grinding plant transferred from Votorantim Cimentos Brasil S.A. (“VCB”) and a cement factory and a grinding plant transferred from Votrantim Cimentos N/NE S.A. (“VCNNE”), both direct and indirect subsidiaries, respectively, of VCSA. As part of the same operation, the Company acquired 3.93% of Cimpor from third parties on February 11, 2010 for a cash consideration of R$ 390,000.

The transactions described above resulted in a gain on the transfer of assets of R$ 1,672,429, representing the difference between the carrying amount of the assets transferred (primarily the cement factory and the cement grinding plants referred to above) and the fair value of the participation received. The gain was directly recognized in the income statement and resulted in a corresponding deferred tax liability of R$ 568,626.

The initial recognition of the 21.21% participation in Cimpor was based on the fair value of the consideration transferred, of R$ 2,207 million, including the cash consideration. The initial investment consists of the Company´s relative share in the fair value of the net assets of Cimpor of R$ 1,040 million and goodwill of R$ 1,167 million.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

a.2	2012 Cimpor Asset Exchange

On June 25, 2012, VCSA executed a stockholders agreement (“Shareholder Agreement”) with Inter Cement Austria Holding GmbH, a member of the Camargo Correa Group, to exchange its 21.21% interest in Cimpor for a controlling interest in the operations of entities in six countries, Turkey, Morocco, Tunisia, India, China and Spain, together with a limestone quarry in Peru.

This exchange was consummated on December 21, 2012, when we transferred 21.21% of the equity interest in Cimpor to the Camargo Correa Group and we received ownership of 100% of Votorantim Cimentos EAA Inversiones S.L. (hereafter referred to as `Votorantim Cimentos Europe, Asia and Africa` or `VCEAA`), a recently created holding company which in turn is the sole owner of the former Cimpor businesses operating in Spain, Morocco, Tunisia, Turkey, India and China. The liabilities of VCEAA as of December 21, 2012 also include certain indebtedness of Cimpor and its subsidiaries in an aggregate principal amount of US$ 434.1 million (equivalent to R$901.2 million using the exchange rate applicable as of December 21, 2012) assumed by VCEAA in preparation for the exchange.

The shares of Cimpor transferred for this 100% interest in VCEAA were valued at EUR 759,970 (R$ 2,077,447), based on the value of the 142,492,130 shares of Cimpor exchanged at a price of EUR 5.33 per share, which is the price per share offered in the public tender auction by Camargo Correa of EUR 5.50 less dividends received from Cimpor between June 25, 2012 and December 21, 2012. The parties agreed contractually that the fair value of the business acquired from Cimpor would be determined based on the fair value as determined by two investment banks involved in the transaction and was determined at EUR 817,017 (R$ 2,233,394) The difference between the consideration transferred and the fair value of the businesses acquired as determined by the contractual terms, resulted in an additional cash consideration of EUR 57,048 (R$ 155,946) which was paid in January 2013 to the Camargo Correa group. As such, the total consideration transferred is R$ 2,233,394. There is no contingent consideration as part of the exchange agreement. The acquisition of VCEAA resulted in a business combination that is further disclosed in Note 17.b and the effects of this acquisition in 2012 is disclosed in the notes to the financial statements as “acquisition of VCEAA” or “acquisition of subsidiary”.

As a result of the disposal of our investment in CIMPOR we have recognized a gain in the income statement of R$ 266,774 corresponding to the difference between the fair value of the shares transferred of R$ 2,077,446 and the carrying amount of the investment in Cimpor of R$ 1,810,672. As result of this transaction, we also reversed a deferred tax liability of R$ 391,018 in the income statement (see Note 20 (a)) and we have recognized in the income statement a loss of R$ 170,075 corresponding to the cumulative translation adjustment and the amount of hedge of the net investment in Cimpor previously recognized in equity for which we recognized a deferred tax liability of R$ 89,142.

(b)	Acquisition of interests in Argentina and Uruguay

On December 27, 2012, the Company acquired an interest of 10.61% in Cementos Avellaneda S.A.(“Avellaneda”), in Argentina, from Cementos Molins S.A. The cash consideration for this acquisition is US$ 60 million (R$ 121,909) and was settled on January 18, 2013. There is no contingent consideration as part of the purchase agreement.

On the same date, the Company acquired an interest in Cementos Artigas S.A. (“Artigas”), in Uruguay, from Cementos Molins S.A. The cash consideration for this acquisition is US$ 25 million (R$ 50,795) and was settled on January 18, 2013.There is no contingent consideration as part of the purchase agreement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

We account for our interests in Avellaneda and Artigas as equity investees, as we have a significant influence in these companies through Board representations.

(c)	Other acquisitions and disposals

During the year we have disposed of our 35% equity investment in Yguazú for an amount of R$ 30,535, resulting in a loss of R$ 7,657. In addition we acquired an additional 16,66% interest in Itacamba, an already consolidated subsidiary, bringing our total interest to 66,66%. The consideration paid was USD 500 thousand (R$ 1,022).

(d)	Acquisition of interest in Votoratim Investimentos Latino-Americanos S.A. (“VILA”)

On November 24, 2010, the Company and Bradesplan Participações Ltda. (“Bradesplan”) signed a share purchase agreement whereby Bradesplan transferred to VCSA 54 registered common shares without par value of VILA, representing 6.55% of its voting capital, for a cash consideration of R$ 416,252.

Subsequently, on November 30, 2010 the Company acquired an additional interest in VILA of 8.72%. This additional interest was acquired through issuance of new shares by VILA. The newly issued shares were issued to the Company as settlement for a receivable that the Company had against VILA As result of such transactions the Company obtained a 15.27% interest in VILA.

2	Presentation of Financial Statements

The original financial statements for the year ended December 31, 2012 were authorized for issuance on February 27, 2013. The financial statements for the year ended December 31, 2012 will be included in a registration statement for the registration of securities to be filed with the United States Securities and Exchange Commission (“SEC”). The regulations of the SEC establish that certain events that occur after the end of a fiscal year will require retrospective revision of that year’s financial statements and one of those events is a stock split.

At the shareholders meeting of the Company on April 30, 2013 the shareholders approved a stock split by which all outstanding common previously existing shares were converted into 5,421,132,562 common shares. No split was made for preferred shares. For additional information refer to note 23(a). These financial statements, for which the effect of the stock split was retrospectively adjusted, were authorized for issuance by management of the Company on May 13, 2013.

2.1	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance and are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified for financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss (where applicable).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the period from operating, investing and financing activities. Cash and cash equivalents include highly-liquid financial investments.

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

During 2012, 2011 and 2010 the Company had the following significant non-cash transactions relating to investing and financing activities:

•	The disposal of the Company’s equity investment in Cimpor and the related acquisition of its subsidiary VCEAA as described in the Notes 1a (2012).

•	The acquisition of the Company’s equity investments in Artigas and Avellaneda as set out in Note 1b (2012).

•	The acquisition of the additional interest of 8.74% in VILA as described in Note 1d.(2010)

•	The acquisition of a 17.28% interest in Cimpor in exchange for a cement grinding plant and a cement factory (2010).

2.2	Consolidation, proportional consolidation and joint-ventures

The following accounting policies are applied in the preparation of the consolidated financial statements.

(a)	Subsidiaries

Subsidiaries are entities over which the Company has the power to determine the financial and operating policies, generally reflecting a shareholding of more than one half of the voting rights. The existence and effect of possible voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and unconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between VCSA companies are eliminated. Unrealized losses are also eliminated, unless the transaction demonstrates evidence of impairment of the asset transferred. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Company.

(b)	Transactions with entities in which has non-controlling interests

The Company accounts for transactions with entities in which it has non-controlling interests as transactions with equity owners of the Company. For purchases from entities in which it has non-controlling interests, the difference between any consideration paid and the share acquired of the book value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals to entities which has non-controlling interests are also recorded in stockholders’ equity, in “Carrying value adjustments”.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in book value recognized in profit or loss. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly sold the related assets or liabilities, which means that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

(c)	Associated companies

Associated companies are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights, with significant influence obtained through either shareholding interest, rights with respect to financial and operating decisions through shareholder agreements or representation on the board or through other factors. Investments in associated companies are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associated companies includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of its associated companies’ profits or losses is recognized in the statement of income, and its share of stockholders’ equity movements is recognized in its own equity. When the Company’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealized gains on transactions between the Company and its associated companies are eliminated proportionally to the Company’s interest in the associated companies. Unrealized losses are also eliminated unless the transaction demonstrates evidence of an impairment of the asset transferred. Accounting policies of associated companies are changed where necessary to ensure consistency with the policies adopted by the Company.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. One of the factors considered in assessing whether objective evidence of impairment exists is a significant reduction in the quoted market price of listed associates. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement. The recoverable amount is measured as the higher of the value in use and fair value less cost of sale. Value in use is measured based on the share of the Company in the associate discounted cash flows both for listed and non-listed entities. For listed entities, the quoted market price as of the date of the impairment analysis is used to determine the fair value less cost of sale as of such date.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Companies included in the consolidated financial statements

The main subsidiaries included in the consolidation are as follows:

		% of ownership interest held by the group
	Place of business / country of incorporation	December 31, 2012	December 31, 2011	December 31, 2010
Votorantim Cimentos and subsidiaries
Votorantim Cimentos N/NE S.A.	Brazil	95.25	95.25	95.25
Votorantim Cimentos Americas S.A. (**)	Brazil		95.00	95.00
Interavia Transportes Ltda.	Brazil	100.00	100.00	100.00
Silcar - Empreend. Com Particip. Ltda.	Brazil	100.00	100.00	100.00
A21 Mineração Ltda. (**)	Brazil		85.00	85.00
Pedreira Pedra Negra Ltda.	Brazil	100.00	100.00	100.00
Acariuba Mineração e Participação Ltda.	Brazil	100.00	100.00	100.00
Eromar S.A.	Brazil	100.00	100.00	100.00
Itacamba Cemento S.A.	Brazil	66.67	50.01	50.01
Votorantim Cimentos Chile Ltda.	Brazil	100.00	100.00	100.00
Companhia Cimento Ribeirão Grande (*)	Brazil		100.00	100.00
LuxCem International S.A.	Brazil	100.00	100.00	100.00
Seacrown do Brasil, Com.Import. e Part. S.A.	Brazil	100.00	100.00	100.00
Votorantim Cement North America inc. and subsidiaries
Prairie Material Sales Inc.	Unites States	100.00	100.00	100.00
St. Marys Cement Co. LLC	Canada	100.00	100.00	100.00
St. Barbara Cement, Inc.	Unites States	100.00	100.00	100.00
St. Marys Cement Inc. (Canada)	Canada	100.00	100.00	100.00
St. Marys Cement, Inc. (US)	Unites States	100.00	100.00	100.00
Rosedale Securities Ltd.	Unites States	100.00	100.00	100.00
Votorantim Cement North America inc.	Canada	100.00	100.00	100.00
Suwannee Holdings LLC	Unites States	100.00	100.00	100.00
VCNA Nova Scotia ULC	Unites States	100.00	100.00	100.00
Hutton Transport Limited	Unites States	100.00	100.00	100.00
VCNA Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
American Gunite Management Co., Inc	Unites States	100.00	100.00	100.00
Sacramento Prestige Gunite, Inc.	Unites States	100.00	100.00	100.00
VCNA Prestige Concrete Products, Inc.	Unites States	100.00	100.00	100.00
VCNA III Nova Scotia ULC	Unites States	100.00	100.00	100.00
VCNA US Materials, Inc.	Unites States	100.00	100.00	100.00
VCNA US Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie inc.	Unites States	100.00	100.00	100.00
Central Ready Mix Concrete, Inc.	Unites States	100.00	100.00	100.00
VCNA Prairie Aggregate Holdings Illinois, Inc.	Unites States	100.00	100.00	100.00
St Marys VCNA, LLC	Canada	100.00	100.00	100.00
Votorantim Cimentos EAA Inversiones S.L and subsidiaries
Votorantim Europe S.L.U.	Spain	100.00
Societe Les Ciments de Jbel Oust - CJO	Tunisia	99.99
Shree Digvijay Cement Company Limited	India	73.63
Cimpor Macau – Investment Company, S.A.	China	50.00
Cimpor Yibitas Çimento Sanayi ve Ticaret A.S.	Turkey	99.76
Yibitas Yozgat Isci Birligi Insaat Malzemeleri Ticaret ve Sanayi A.S.	Turkey	82.96
Asment De Temara, S.A.	Morocco	62.62
Cementos Otorongo, S.A.C	Peru	99.99
Cementos Cosmos S.A.	Spain	99.77
Cimpor Canarias, S.L.	Spain	100.00
Sociedad de Cementos y Materiales de Construcción de Andalucia, S.A.	Spain	100.00

(*)	Merged into the Company in 2011
(**)	Merged into the Company in 2012
(***)	The entities were merged into the Company in 2012. The non-controlling interests were all held by entities under common control. The transactions were entered into at the book value of the non-controlling interest and the acquisition was made through non-cash transactions

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(e)	Joint ventures

The Company’s interests in jointly controlled entities are accounted for by proportionate consolidation. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements.

The Company has a 50% interest in the following entities as of December 31, 2012: (Sumter Cement LLC, Trinity Materials LLC, Suwannee American Cement LLC, Great Lakes Slag Inc, Bot-Duff Resources Inc. and Superior Buidling Materials LLC), all incorporated in the United States of America.

The following amounts represent the group’s 50% share of the assets and liabilities, revenues and profit (loss) of the joint venture.

	Proportional Consolidation 12/31/2012
	Sumter Cement Co., LLC	Trinity Materials LLC	Suwannee American Cement, LLC	Great Lakes Slag Inc.	Bot-Duff Resources Inc.	Superior Building Materials, LLC
Ownership percentage	50%	50%	50%	50%	50%	50%
Current assets	41	119	22,058	4,937	192	14,891
Non-current assets	37,451	6,137	91,120	15,381	280	22,795
Current liabilities		2	8,458	2,771	427	18,457
Non-current liabilities	23,022		6,470			74
Revenues			27,839			62,986
Expenses	494	1,930	36,052	510	12	69,111
Profit (loss) after income tax	(494)	(1,930)	(8,214)	(510)	(12)	(6,125)

	12/31/2011
	Sumter Cement Co., LLC	Trinity Materials LLC	Suwannee American Cement, LLC	Great Lakes Slag Inc.	Bot-Duff Resources Inc.	Superior Building Materials, LLC
Ownership percentage	50%	50%	50%	50%	50%	50%
Current assets	20	194	21,684	4,814	423	18,890
Non-current assets	37,649	8,033	100,583	17,656	268	24,307
Current liabilities		12	9,946	3,388	1,140	22,867
Non-current liabilities	22,754		2,697	157		74
Revenues			23,277			57,607
Expenses	284	68	36,606	461	(121)	62,887
Profit (loss) after income tax	(284)	(68)	(13,329)	(461)	121	(5,280)

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.3	Foreign currency translation

(a)	Functional and presentation currency

After an analysis of the Company’s operations and business, management concluded that the Brazilian Real (“R$”) is the Company’s functional and presentation currency. This conclusion is based on the analysis of the following indicators:

•	Currency that more significantly affects the prices of products and services;

•	Currency of the country whose competitive forces and regulations have a significant effect in the determination of the sales price of its products and services;

•	Currency that affects more significantly labor, materials and other costs related to the supply of products and services;

•	Currency in which financial resources are mainly obtained; and

•	Currency in which amounts generated by the operating activities are normally held.

The functional currencies of the operations of VCNA, the Company’s main subsidiary abroad, are the Canadian dollar and the United States dollar. The functional currency of our recently acquired subsidiary VCEAA (Note 1a) is the euro.

(b)	Transactions and balances

Foreign currency transactions are translated into Reais using the exchange rates prevailing at the dates of the transactions or the dates of valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in stockholders’ equity as qualifying net investment hedges.

(c)	Subsidiaries and joint ventures with a different functional currency

The results and financial position of all the Company’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized as a separate component of stockholders’ equity, in the account “Other comprehensive income”.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are recorded in stockholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in stockholders’ equity are recognized in the statement of income as part of the gain or loss on sale.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

2.4	Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and highly liquid short-term investments (investments with a original maturity date below 90 days), which are readily convertible into a known amount of cash and subject to immaterial risk of change in value, as well as overdraft accounts. Financial investments considered as cash and cash equivalents are measured at amortized cost, which is equivalent to the fair value since the transactions are carried out at floating rates. Overdraft accounts are presented as “Loans and financing”, in current liabilities, when applicable.

2.5	Financial assets

2.5.1	Classification

The Company and its subsidiaries classify their financial assets according to the following categories: at fair value through profit or loss (held for trading) and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss trading are characterized by active and frequent trading in the financial markets. These assets are measured at their fair value, and any changes in fair value are recognized in the statement of income under “Net financial results”. Assets in this category are classified as current assets.

Financial assets held for trading are classified in this category as well as derivatives, unless they have been designated as hedge instruments.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recorded on the effective interest method, which represents the rate established in contract and adjusted by the respective costs of each transaction. The Company’s loans and receivables comprise mainly “cash and cash equivalents and trade accounts receivable”.

2.5.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, when existing, are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are no longer recognized when the rights to receive cash flows from the investments have expired or have been transferred, but only if the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at their fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Gains or losses arising from changes in the fair value of the financial assets held for trading are presented in the statement of income under “Net financial results” in the year they occur.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques, which use recent third party transactions, references to other substantially similar instruments, discounted cash flow analysis and option pricing models.

2.5.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.5.4	Impairment of financial assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and if that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the debtor’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•	The probability that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, even though the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio; and

(ii)	national or local economic conditions that indicate defaults on the assets in the portfolio.

The amount of any impairment loss is measured as the difference between the asset’s book value and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recorded in the statement of income.

2.6	Derivative financial instruments and hedging activities

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Company designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of the various derivative instruments entered into are disclosed in Note 7. The full fair value of a derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(a)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within ‘other operating income (expenses) – net’.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within ‘finance income/cost’.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other operating income (expenses) net’.

(b)	Hedge of a net investment

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

For additional details regarding the Company´s hedging strategies see Note 7.

2.7	Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales and services made in the normal course of the Company’s business. If receipt is expected in one year or less, the accounts receivable are classified as current assets. If not, they are included in non-current assets.

Trade accounts receivable are initially recognized at their fair value and, subsequently, measured at their amortized cost using the effective interest method, less an allowance for doubtful debts. Trade accounts receivable from export sales are presented at the foreign exchange rates prevailing on the reporting date.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished products and work in process comprises raw materials, direct labor, other direct costs and related general production overheads (based on normal operating capacity). The net realizable value is the estimated sales price in the normal course of business, less estimated conclusion costs and estimated selling expenses. Imports in transit are stated at the accumulated cost of each import.

2.9	Current and deferred income tax and social contribution

The income tax and social contribution expenses for the period comprise current and deferred taxes. Taxes on income are recognized in the statement of income, except when related to items recognized directly in stockholders’ equity. In this case, the taxes are also recognized in stockholders’ equity or in comprehensive income.

The current and deferred income tax and social contribution are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation; and it establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.10	Property, plant and equipment

Property, plant and equipment are stated at their historical cost of acquisition or construction less depreciation. Historical cost also includes financial expenses related to the acquisition/construction of qualifying assets.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Subsequent costs are included in the asset’s book value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The book value of the replaced part is derecognized.

Repairs and maintenance costs are allocated to the results of operations as incurred. The cost of major renovations is included in the book value of the asset when it is probable that the Company will realize future economic benefits in excess of the original benchmark performance specifications of the existing asset. Renovations are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

- Buildings	36-59 years
- Machinery	16-20 years
- Vehicles	3-5 years
- Furniture, fixtures and equipment	10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s book value is written down immediately to its recoverable amount when the asset’s book value is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized within “Other operating income, net” in the statement of income.

2.11	Leases

Leases in which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

The Company leases certain property, plant and equipment. Leases of property, plant and equipment where the Company substantially has the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities. The interest element of the finance cost is charged to the statement of income over the lease period so as to generate a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.12	Intangible assets

(a)	Goodwill

Goodwill represents the positive difference between the amount paid or payable and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill on acquisitions of subsidiaries is recorded as intangible assets in the consolidated financial statements and as investments in the parent company. If the acquirer determines negative goodwill, the amount is recorded as a gain in the statement of income at the acquisition date. Goodwill is tested on an annual basis to identify probable losses from impairment and recorded at cost less accumulated impairment losses, which are not reversed. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to Cash-Generating Units (CGU) for the purpose of impairment testing. The allocation is made to the CGU or to groups of CGU which benefited from the business combination originating the goodwill.

(b)	Exploration rights over mineral resources

When the economic feasibility of the mineral reserves is proven, the consideration paid to acquire the mining exploration rights are capitalized under “Property plant and equipment - assets under construction”, together with the costs capitalized in relation to the construction of the plant that is going to be operated at the mine´s location. When the mine becomes operational the cumulative costs capitalized in relation to exploration rights are reclassified from property plants and equipment to intangible assets and subsequently amortized or included in cost of production. The capitalized construction costs relating to the plant are reclassified to “Equipment and facilities” under the Property, plant and equipment line item.

The costs of mining rights are capitalized and amortized using the straight-line method over their useful lives or, when applicable, based on the depletion of mines.

Once the mine is operational, these expenses are amortized and included in cost of production.

Depletion of mineral resources is calculated based on extraction, taking into consideration the estimated productive lives of the reserves.

In the mining operations related to our cement business, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, stripping costs are capitalized as part of the investment in construction of the mine and are subsequently amortised over the life of the mine on a units of production basis. The accounting for the post-production stripping costs is consistent with the pre-production stripping costs.

(c)	Use of public asset

Use of public asset corresponds to the rights granted by the government to use hydraulic energy potential in a specific area of the Paraguaçu river in exchange for the payment in cash of an annual charge by the Company (onerous authorization under the legal form of an agreement for the Use of Public Asset (“UBP”). The amount is recognized once the operating license is obtained. The amount is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future payment cash flows).

The amortization of the intangible asset is calculated on a straight-line basis over the period of the authorization to use the public asset. The financial liability is updated by the effective interest method and reduced by the payments contracted.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Contractual customer relationships and non-competition agreements

Contractual customer relationships and non-competition agreements acquired as a result of a business combination are recognized at fair value at the acquisition date. The contractual customer relationships and non-competition agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over estimated useful lives as follows:

-	Customer relationships	15 years
-	Non-competition agreements	5 years

2.13	Business combinations

The Company uses the purchase method to account for transactions classified as business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of assets or liabilities resulting from a contingent consideration arrangement, when applicable. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. In each acquisition, the Company recognizes any non-controlling interest in the acquiree either at fair value or based upon the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The accounting for non-controlling interests to be recognized is determined for each acquisition.

The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. For acquisitions in which the Company attributes fair value to non-controlling interests, the determination of goodwill also includes the value of any non-controlling interest in the acquiree, and goodwill is determined considering the Company’s non-controlling interests. When the consideration transferred is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Goodwill is presented under intangible assets in the consolidated financial statements. It is not amortized but is subject to annual impairment testing, as described below.

2.14	Impairment of non-financial assets

Non-financial assets with indefinite useful lives, such as goodwill, are not subject to amortization and are tested for impairment annually. Assets that are subject to depreciation/amortization are reviewed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment loss is recognized for the amount by which the asset’s book value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less any selling costs and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units - CGUs). Non-financial assets other than goodwill that suffered impairment are subsequently reviewed for possible reversal of the impairment at each reporting date.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.15	Assets or disposal groups held for sale

Assets (or disposal groups) are classified as business held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

2.16	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

2.17	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the loans using the effective interest method.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer repayment of the liability for at least 12 months after the reporting date.

2.18	Provisions

Provisions for restructuring costs and legal claims are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required for their settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any single item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

2.19	Asset Retirement Obligation

Expenditures related to mine decommissioning are recorded as asset retirement obligations. Obligations consist mainly of costs associated with termination of activities. The asset decommissioning cost equivalent to the present value of the obligation (liability) is capitalized as part of the book value of the asset which is depreciated over its useful life. These liabilities are recorded in provisions.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.20	Employee benefits

(a)	Pension obligations

The Company, through its subsidiaries, participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

In Brazil, the Company sponsors a defined contribution plan. A defined contribution plan is a pension plan made up of contributions from participants and sponsors, which accumulate reserves in an individual account on behalf of the participant, and under which the Company has no legal or other obligations to make additional contributions should the fund not have sufficient assets to honor the benefits related to employee service in the current or prior periods. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Regular contributions are recognized as operating expenses.

For its North-American subsidiaries, the Company sponsors a defined benefit plan, which is different from a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon their retirement, usually dependent on one or more factors such as age, years of service and salary.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are recognized in “Other comprehensive income”.

Past-service costs are recognized immediately in profit or loss, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b)	Health care (post-retirement)

The Company, through its subsidiaries, offer post-retirement health care benefits to its employees. The health care benefit for retired employees was offered by the Company under a policy which has been discontinued. This policy established a lifetime benefits concession to a specified group of employees. This benefit is closed to new participants and there are no active employees who can opt in.

The liability related to the health care plan for retired employees is stated at the present value of the obligation, less the market value of the plan assets, adjusted by actuarial gains and losses and past-services costs, similar to the accounting methodology used for defined benefit pension plans. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow. Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are fully recognized in “Other comprehensive income”.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Profit sharing

Provisions are recorded to recognize the expenses related to employee profit sharing. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded as “Employee benefits”, in the statement of income.

2.21	Capital

Common shares are classified as stockholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are shown in stockholders’ equity as a deduction, net of tax, from the proceeds.

Where the Company purchases its own stock (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders’ equity attributable to the Company’s stockholders until the shares are retired or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax and social contribution effects, is included in capital attributable to the Company’s stockholders.

2.22	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the consolidated companies.

The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company’s activities as described below. Revenue will not be deemed as reliably measured if all sale conditions are not resolved. The Company bases its estimates on historical data, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue recognition is based on the following principles:

(i)	Sales of products: Sales are mainly made for payment in up to 30 days. These sales are normally recognized when the products are delivered to the carrier and the ownership and risks with respect thereto are transferred to the customer.

(ii)	Sales of services: the Company renders concrete pouring, co-processing and cargo transportation services. These services are based on time and materials or as a fixed-price contract, and the terms generally vary up to three years. Revenue for services is recognized when services are provided.

If circumstances arise that may change the original estimates of revenues, costs or percentage of completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the statement of income in the period in which the circumstances that give rise to the revision become known to management.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

2.23	Dividend

A dividend distribution to the Company’s stockholders is recognized as a liability in the financial statements at year-end based on the minimum mandatory dividend established in the Company bylaws. Any dividend that exceeds the minimum mandatory dividend is only recognized only upon its approval by the stockholders at the Annual General Meeting.

The minimum dividends, established by the Company’s bylaws, are 25%.

2.24	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of the Company by the weighted average number of shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding. For purposes of computing earnings per share the Company considers both common and preferred shares as they have the same rights with respect to dividends and distribution of earnings.

The Company does not have instruments or arrangements that could have a dilutive effect on the basic earnings per share calculation.

2.25	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all related conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.26	Interest on stockholders equity

Interest on stockholders equity is subject to a withholding income tax rate of 15%, except for stockholders equity that are declared immune or exempt from such taxes, pursuant to Law 9,249/95 and based on the Long-term Interest Rate (TJLP). Interest on stockholders equity is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on stockholders equity is recognized in profit or loss. For accounting purposes, stockholders equity is reduced in a manner similar to a dividend.

2.27	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

3	New Standards, Amendments and Interpretations to Standards that Are not Yet Effective

The following new standards, amendments and interpretations to existing standards were issued by IASB but are not effective for 2012. The early adoption of these standards, even though encouraged by IASB, has not been implemented in Brazil by the Brazilian Accounting Pronouncements Committee (CPC).

•

IFRS 9, “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The Company has not yet assessed IFRS 9’s full impact. This standard is applicable as from January 1, 2015.

•

IFRS 10, “Consolidated financial statements”, included as an amendment to CPC 36(R3), “Consolidated financial statements”. This standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This standard provides additional guidance to assist in the determination of control and is applicable as from January 1, 2013. The Company expects that its adoption will not generate significant impacts on its financial statements.

•

IFRS 11, “Joint arrangements” was issued in May 2011 and included as an amendment to CPC 19(R2), “Joint ventures”. This standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: (i) joint operations - arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses; and (ii) joint ventures - arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. The proportional consolidation method will no longer be permitted in joint ventures. This standard is applicable as from January 1, 2013, and its adoption will have an immaterial impact on the Company, since the Company has certain investments in joint ventures in North America to the extent, as disclosed in Note 2.2e. These joint ventures are currently proportionally consolidated and will, as of the effective date for this standard, be accounted for using the equity method.

•

IFRS 12, “Disclosures of interests in other entities”, considered in a new pronouncement CPC 45 - “Disclosures of interests in other entities”. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associated companies, special purpose vehicles and other off balance sheet vehicles. This standard is applicable as from January 1, 2013, and the implementation this standard will have a limited impact on the Company’s disclosures.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

•

IFRS 13, “Fair value measurement” was issued in May 2011 and disclosed in a new pronouncement CPC 46, “Fair value measurement”. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS standards. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS or US GAAP. This standard is applicable as from January 1, 2013, and the implementation of this standard will have a limited impact on the Company’s disclosures.

•

IAS19, ‘Employee benefits’, was amended in June 2011. The impact on the Company will be as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The Company’s current accounting policy choice is to recognize actuarial gains and losses in other comprehensive income and therefore the Company does not expect any significant impact in the Company’s financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company’s financial statements.

4	Critical Accounting Estimates and Judgments

Based on assumptions, the Company makes estimates concerning future events. The resulting accounting estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom match the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)	Impairment of goodwill and investments

The Company has a total of R$2,930,527 recognized as goodwill on its balance sheet as of December 31, 2012 (December 31, 2011 - R$2,009,307).

The Company tests annually whether goodwill has suffered any impairment, in accordance with its accounting policy (Note 2.14). The recoverable amounts of a cash-generating unit (CGU) or group of CGU’s have been determined based on value-in-use calculations. These calculations require the use of estimates.

For the recoverable amount of its investments in associates, the Company applies a similar procedure to impairment testing of goodwill. During 2011, this resulted in an impairment loss of R$ 522,377 for the investee Cimpor and an impairment loss of R$ 64,161 with respect to its investment in the associate Cementos Bio Bio S.A.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 7).

(c)	Provisions and contingent liabilities

The Company is party to labor, civil and tax proceedings, which are pending at different court levels. The provisions for contingencies against potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the opinions of external legal counsel, and require a high level of judgment regarding on the matters involved (Note 21).

(d)	Business combinations

In a business combination, the identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the business or at the relevant portion of fair value of the company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subject to recoverability analysis, including estimates of future cash flows, fair value, credit risk and others, and could be significantly different from actual results.

For additional information we refer to Note 17d.

(e)	Income tax, social contribution and other taxes

The Company is subject to income taxes in all countries in which it operates. Significant judgment is required in calculating the Company’s worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes may be due. Where the final tax outcome of these issues is different from the amounts that were initially recorded, such differences impact the current and deferred income tax assets and liabilities in the period in which the determination is made.

For additional information we refer to Note 20.

(f)	Employee benefits

The present value of the health care plan obligations depends on a number of factors that are determined on an actuarial basis using various assumptions. The assumptions used in determining the net expense (income) for actuarial obligations include the discount rate.

At the end of each year, the Company determines the appropriate discount rate, which is the interest rate that should be used to determine the present value of estimated future cash outflows required to settle the pension obligations.

Any changes in the assumptions used to calculate these obligations would impact the recorded fair value at the balance sheet date.

For additional information we refer to Note 28.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(g)	Revenue recognition and accounts receivable

The Company recognizes revenue and associated cost of sales at the time products are delivered to customers or when title and associated risks pass to customers. Revenue is recorded net of taxes, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount considered sufficient to cover any probable losses on realization of trade accounts receivable and is included in selling expenses. The Company’s accounting policy for establishing the allowance for doubtful accounts requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(h)	Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The Company adjusts the net book value of its underlying assets if the sum of the expected future cash flows is less than the book value.

(i)	Use of public assets

The amount is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future payment cash flows).

The amortization of the intangible asset is calculated on a straight-line basis over the period of the authorization to use the public asset. The financial liability is updated by the effective interest method and adjusted for the contractual payments.

5	Financial Risk Management

5.1	Financial risk factors

The Company’s activities expose it to a number of financial risks: (a) market risk (currency risk and interest rate risk); (b) credit risk and (c) liquidity risk.

The Company’s sales are predominantly denominated in Reais; certain costs and investments in assets are denominated in foreign currency.

The Company has loans linked to indices and denominated in foreign currencies, which may impact its cash flows.

In order to mitigate the adverse effects of each market risk factor, the Company adopted the Parent Company’s Market Risk Management Policy, which is also followed by its subsidiaries, with the purpose of establishing the governance and the macro-guidelines of the market risk management process, as well as the metrics for their measurement and monitoring. This policy is complemented by other policies that establish guidelines and rules for: (i) Foreign Exchange Exposure Management; (ii) Interest Rate Exposure Management; (iii) Commodity Price Exposure Management; (iv) Issuers and Counterparties Risk Management and (v) Financial Indebtedness and Liquidity Management.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(a)	Market risk

(i)	Foreign exchange risk

Foreign exchange risk is managed using the Parent Company’s Foreign Exchange Exposure Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and avoid currency mismatches.

The proposals for entering into hedge transactions are prepared by management and are based on the Company’s projected foreign exchange exposure through the end of the year subsequent to the date on which the analysis is made.

Additionally, during the preparation of the annual budget, hedging strategies may be designed to mitigate risks to the Company’s cash flows.

The Brazilian Real (R$ or Reais) is the functional currency of the Company and all of its subsidiaries in Brazil, and all market risk management process efforts are designed to mitigate risks to the cash flow in this currency, to maintain the Company’s ability to honour its financial obligations, and to achieve the liquidity and indebtedness target levels defined by management.

The Company has certain investments in foreign operations, which net assets expose the Company to foreign exchange risk. The foreign exchange exposure arising from investments in foreign operations is partially hedged by loans in the same currency as the functional currency of the investees which are designated in some cases as hedge of net investment for accounting purposes. Presented below are the asset and liabilities in foreign currencies (Euro, US dollar, Canadian dollar, Moroccan dirham, Turkish lira and Chinese rimimbi) at the end of the reporting period:

	12/31/2012	12/31/2011
Assets denominated in foreign currency
Cash and cash equivalents	957,720	196,083
Financial assets - held for trading	70,217
Trade accounts receivable	684,358	290,701
Assets of disposal groups classified as held for sale	701,214

	2,413,509	486,784

Liabilities denominated in foreign currency
Loans and financing	6,519,029	4,216,192
Suppliers	403,810	259,570
Accounts payable - Trading	53,784	36,826
Liabilities of disposal groups classified as held for sale	274,104

	7,250,727	4,512,588

Net liability exposure	4,837,218	4,025,804

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(ii)	Cash flow or fair value risk associated with interest rate

The Company’s interest rate risk arises mainly from long-term loans. Loans issued at variable rates expose the Company to cash flow interest rate risk. Loans issued at fixed rates expose the Company to fair value risk associated with interest rate.

The Interest Rate Exposure Management Policy establishes guidelines and rules to hedge against fluctuations in interest rates that impact the cash flow of the Company and its subsidiaries. Exposures to each interest rate (mainly CDI, LIBOR and TJLP) are projected until the maturity of the assets and liabilities exposed to such indices.

(b)	Credit risk

Derivative financial instruments, time deposits, and Bank Deposit Certificates (CDB) create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, an assessment by two of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is “A+” (local rating scale) or “BBB-” (international rating scale), or equivalent (Note 8). The ratings disclosed in the note are always the most conservative of the aforementioned rating agencies. For countries where issuers do not meet the minimum rating previously described, the criteria that management includes: global positioning of banks, relationship with the Company, and local presence.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the particular customers, mainly taking into account the history of the relationship and financial indicators defining individual credit limits, which the Company continuously monitors.

The allowance for doubtful accounts is recorded at an amount sufficient to cover probable losses on the collection of trade accounts receivable and is charged to “Selling expenses”.

(c)	Liquidity risk

This risk is managed by means of the Parent Company’s Liquidity and Financial Indebtedness Management Policy, aimed at ensuring sufficient net funds to meet the financial commitments with no additional cost.

The main liquidity measurement and monitoring instrument is the cash flow projection, observing a minimum projection period of 12 months from the benchmark date.

The liquidity and indebtedness management adopts comparable metrics provided by global risk rating agencies for credit risk BBB stable or equivalent.

The table below analyzes the Company’s main financial liabilities by maturity, corresponding to the remaining period in the balance sheet up to the contractual maturity date. The amounts represent undiscounted contractual cash flows.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years
At December 31, 2012
Loans and financing	1,207,153	2,052,786	5,385,678	6,566,987	5,990,466
Suppliers	856,226
Dividends payable	439,122
Use of Public Asset	23,511	25,126	85,064	180,553	947,465
Account Payable for aquisition of invetees	328,452
Related parties	35,222	112,154	105,762	514,462
Account payable	105,315
Accounts payable - Trading	53,784

	3,048,785	2,190,066	5,576,504	7,262,002	6,937,931

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years
At December 31, 2011
Loans and financing	883,182	885,979	3,080,131	6,805,127	3,400,213
Suppliers	662,532
Dividends payable	274,031
Use of Public Asset	22,005	23,511	80,123	134,920	1,023,165
Related parties	32,420	382,733	97,083	504,575
Accounts payable - Trading	36,826
Account payable	57,993

	1,968,989	1,292,223	3,257,337	7,444,622	4,423,378

As the amounts included in the table are undiscounted contractual future cash flows, these amounts may not reconcile to the amounts disclosed in the balance sheet for loans, derivative financial instruments and suppliers.

5.2	Capital management

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns to its stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the stockholders when their approval is required, adjustments to the amount of dividends paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce debt, for example.

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio, which corresponds to net debt divided by Adjusted EBITDA. Net debt is calculated as total borrowings (including current and non-current borrowings) less cash and cash equivalents, financial investments and derivative financial instruments. Adjusted EBITDA is calculated based on the sum of operating profit, depreciation, amortization, depletion, dividends received, any other non-cash items included in operating profit and items assessed by the Company’s management as exceptional. Adjusted EBITDA reconciles to our net income since Adjusted EBITDA can also be defined as net income plus/less financial income (expenses), net plus income tax and social contribution plus depreciation or amortization and depletion less equity in results of investees, plus dividends received, and exceptional non-cash items.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Included in exceptional items are items that are unusual or infrequent. These items are generally related to our equity investments and associates, such as gains/losses on acquisitions, disposals or exchange of assets and/or impairment related items.

The gearing ratios at December 31, 2012 and 2011 may be summarized as follows:

	Note	12/31/2012	12/31/2011
Loans and financing	18	12,792,987	8,056,712
Cash and cash equivalents	9	(969,546)	(225,130)
Derivatives		(9,081)	(1,405)
Financial assets - held for trading	10	(2,032,431)	(1,450,510)

Net debt (A)		9,781,929	6,379,667

Adjusted EBITDA

	Note		12/31/2012	12/31/2011	12/31/2010
Reconciliation of net income to Adjusted EBITDA
Net income			1,640,483	854,792	2,680,424
Plus (less):
Financial income (expenses), net			935,264	772,414	390,712
Income tax and social contribution			(142,250)	277,135	1,126,821
Depreciation, amortization and depletion			558,279	441,055	420,322
Equity in the results of investees			144,614	(311,753)	(191,985)

EBITDA before results of investees			3,136,390	2,033,643	4,426,294

Adjusted EBITDA
Dividends received			193,377	156,590	51,895
Exceptional items
Impairment of investiments	15	(d)		586,538
Loss on disposal of equity investments	1	(c)	7,657
Gain on transfer of assets - Cimpor	1	(a)			(1,672,429)
Gain on disposal of equity investments	1	(a)	(266,774)

Adjusted EBITDA			3,070,650	2,776,771	2,805,760

Net debt/Adjusted EBITDA			3.19	2.30

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

5.3	Fair value estimates

The carrying amounts of trade accounts receivable, less allowance for doubtful accounts, and of trade accounts payable, approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate.

The main financial instruments and the assumptions made by the Company for their valuation are described below:

Cash and cash equivalents, financial investments, trade accounts receivable and other current assets - considering their nature and terms, the amounts recorded approximate their realizable values.

Loans and financing - these instruments bear interest at usual market interest rates. Market value was based on the present value of expected future cash disbursement, based on interest rates payable for issuance of debts with similar maturities and terms the Company adopted for financial instruments that are measured on the balance sheet at fair value.

The fair value of these liabilities is R$ 818,493 which was below their book value as at December 31, 2012 (2011 – R$ 84,342) (Note 18g).

The Company disclosed fair value measurements by level based on the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

At December 31, 2012 e 2011, the financial instruments measured at fair value were classified at Level 2 of the fair value hierarchy, except for the “cash and cash equivalents” balances, as detailed in Note 9, which are classified as Level 1.

5.4	Sensitivity analysis

The sensitivity analysis presented below for the open positions on financial instruments is based on the appreciation / depreciation of the major risks on these scenarios. Risk factors for the probable scenario for foreign exchange risk represent the percentage of depreciation of the currency

•	Scenario I: based on interest curves and quotations that correspond to a scenario of likely occurrence in the view of our management.

•	Scenario II: considers a change of + or - 25% in the interest curves and the market quotations of December 31, 2012, used for the pricing of financial instruments.

•	Scenario III: considers a change of + or - 50% in the interest curves and the market quotations of December 31, 2012, used for the pricing of financial instruments.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Impacts on P&L						Impacts on equity
	Scenario I		Scenarios II & III				Scenario I	Scenarios II & III
Risk factor	Risk factor	Probable	-25%	-50%	25%	50%	Probable	-25%	-50%	25%	50%
Foreign exchange
USD	3.00%	(106,152)	986,365	1,972,731	(986,365)	(1,972,731)	(10,555)	100,559	200,118	(100,559)	(200,118)
EUR	1.00%	(839)	26,371	52,741	(26,371)	(52,741)	(9,933)	303,041	607,082	(303,041)	(607,082)
Interest rates
BRL - CDI	0 bps		65,369	130,262	(65,369)	(130,262)
USD Libor	12 bps	(1,769)	1,105	2,211	(1,105)	(2,211)

With respect to changes in the foreign exchange rate, the impact on the income statement is different from equity as a result from the effects of hedge accounting (Note 7c)

6	Financial Instruments by Category

	Note	Loans and receivables	Assets held for trading	Total
December 31, 2012
Assets as per balance sheet
Trade accounts receivable	11	910,690		910,690
Financial assets - held for trading	10		2,032,431	2,032,431
Derivatives			9,081	9,081
Cash and cash equivalents	9	969,546		969,546
Dividends receivable	14	512		512
Related parties	14	16,418		16,418

		1,897,166	2,041,512	3,938,678

	Note	Other financial liabilities
December 31, 2012
Liabilities as per balance sheet
Loans and financing	18	12,792,987
Suppliers		856,226
Accounts payable - Trading	22	53,784
Dividends payable	14	439,122
Use of Public Asset		405,146
Accounts payable		105,315
Accounts Payable for the aquisitions of investees		328,452
Related parties	14	486,597

		15,467,629

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	Note	Loans and receivables	Assets held for trading	Total
December 31, 2011
Assets as per balance sheet
Trade accounts receivable	11	786,077		786,077
Financial assets - held for trading	10		1,450,510	1,450,510
Derivatives			1,405	1,405
Cash and cash equivalents	9	225,130		225,130
Dividends receivable	14	7,552		7,552
Related parties	14	52,764		52,764

		1,071,523	1,451,915	2,523,438

	Note	Other financial liabilities
December 31, 2011
Liabilities as per balance sheet
Loans and financing	18	8,056,712
Suppliers		662,532
Accounts payable - Trading	22	36,826
Dividends payable		274,031
Use of Public Asset		374,185
Accounts payable		57,993
Related parties	14	726,093

		10,188,372

7	Derivative Financial Instruments

The Company enters into interest rate derivatives to mitigate its exposure to volatility of future cash flows relating to LIBOR rates payable on certain of its long term debt. These interest rate derivatives utilized in these hedge strategies have, in some cases been designated as a cash flow hedges for accounting purposes. Below we give an overview of our derivative financial instruments.

(a)	Cash flow hedge

Interest rate swaps

During 2010, the Company’s subsidiary VCNA entered into swap agreements, with an initial principal amount of US$ 200 million, for which VCNA contracted to receive three months LIBOR on a quarterly basis and pay a fixed interest rate quarterly thorough October 31, 2014 (the “interest rate swaps”). The fair value of the interest rate swaps at December 31, 2012 was US$ 2 million positive (US$ 1.3 million in 2011), and the cumulative fair value movement of the interest rate swaps was recognized through other comprehensive income. This hedge relationship was determined to be highly effective during the periods presented.

The notional amount of the outstanding interest rate swaps at December 31, 2012 was US$ 179 million (2011 – US$ 192.5 million).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Basis swaps

During 2011, the Company’s subsidiary VCNA entered into basis swap contracts, with an initial principal amount of US$ 192.5 million, for which VCNA receives one month LIBOR + approximately 13 basis points on a monthly basis and pays three months LIBOR quarterly through December 31, 2013 (the “basis swaps”). The basis swaps are used together with the interest rate swaps described above as hedging instruments to hedge the variability of the cash flows attributable to interest rate changes of the hedged object (i.e. US$ denominated loan). The fair value of the basic swaps at December 31, 2012 was US$ 68 thousand (2011- US$ 0) and the cumulative fair value movement of the basis swaps was recognized in other comprehensive income.

The company also entered into basis swap agreements with a nominal initial amount of US$ 116.4 million in which VCNA receives one month LIBOR + 13 basis points on a monthly basis and pays three month LIBOR quarterly until December 31, 2013. The notional amount at December 31, 2012 was US$ 44.7 million. The fair value of this swap at December 31, 2012 is US$ 49 thousand positive and was recorded in the statement of income as they were not designated for hedge accounting.

The notional amounts of the outstanding basic interest rate swaps at December 31, 2012 were US$ 309.9 million.

(b)	Hedge of net investment

The Company designated a portion of its indebtedness denominated in euros in an aggregate amount equal to R$ 2,092,875 (2011 – R$ 1,890,100) as the hedging instrument with respect to its investment in CIMPOR in a hedge of net investment strategy.

As described in Note 1a we have disposed of our equity investment in Cimpor which was designated in a hedge of a net investment relationship. On disposal of our investment we recycled an amount of R$238,038 from cumulative other comprehensive income to the income statement. Subsequently, we designated the net investment in our subsidiary VCEAA, domiciled in Spain, into a new hedge relationship with the same amount of the euro-denominated debt. The amount of foreign exchange on the debt recognized in other comprehensive income during the period of the newly designated hedge relationship was R$ 24,388.

Some of the group’s US dollar-denominated borrowings amounting to US$ 223 million are designated as a hedge of the net investment in the group’s US subsidiary. The foreign exchange gain on the translation of the debt recognized in other comprehensive income was US$ 5.1 million (R$ 9,989) (2011: loss of US$ 7.7 million, R$ 12,858) The hedging relationship was formally documented and qualified for hedge accounting in May 2011, therefore the foreign exchange before such date was recognized in income.

The exchange gains and losses of other USD denominated borrowings, not incorporated in this hedge relationship, continue to be recognized in the income statement.

(c)	Instruments to hedge Real-denominated debts

During January, 2012 the Company contracted a series of interest rate swaps, with a nominal value of R$ 500,000, to convert its fixed rate real-denominated debt into a CDI floating rate. Changes in fair value of these instruments are recognized in the income statement under financial income, (expenses), net. The Company has not applied hedge accounting for these derivative financial instruments and asat December 31, 2012, the fair value of these financial derivatives was R$ 4,666.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

8	Credit Quality of Financial Assets

The following table reflects the credit quality of issuers and counterparties in transactions involving financial assets. The “Rating Local” corresponds to ratings under the local rating scales used by rating agencies, while “Rating Global” corresponds to ratings issued by those rating agencies under their global scales.

	12/31/2012			12/31/2011
	Rating Local	Rating Global	Total	Rating Local	Rating Global	Total
Cash and cash equivalents
AAA	10,522		10,522	5,053		5,053
AA+	7		7	1		1
AA	139		139
AA-	9		9	90	868	958
A+		733,513	733,513	5,324	97,459	102,783
A		13,865	13,865	1	55,186	55,187
A-		5,724	5,724
BBB		96,541	96,541
BBB+	14	12,799	12,813	4	42,570	42,574
BBB-		25,241	25,241
BB			—	2,025		2,025
BB-		1,974	1,974
B		24,989	24,989	16,549		16,549
Without rating	1,135	43,074	44,209

	11,826	957,720	969,546	29,047	196,083	225,130

Financial assets held for trading
AAA	1,354,269	366	1,354,635	726,018		726,018
AA+	461,782		461,782	650,287		650,287
AA	57,775	14,805	72,580	58,840		58,840
A		70,217	70,217	14,653		14,653
A-	676		676	712		712
Without rating	72,541		72,541

	1,947,043	85,388	2,032,431	1,450,510		1,450,510

	1,958,869	1,043,108	3,001,977	1,479,557	196,083	1,675,640

9	Cash and Cash Equivalents

	12/31/2012	12/31/2011
Cash and banks - local currency	10,648	26,509
Cash and banks - foreign currency	957,720	196,083
Bank Deposit Certificate (CDB)	626	925
Others	552	1,613

	969,546	225,130

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

10	Financial Assets Held for Trading

	12/31/2012	12/31/2011
Financial assets - held for trading Shares of investment fund DI	1,944,901	1,435,579
Financial assets - foreign currency	70,217
Bank Deposit Certificates (CDB)	16,369	14,653
Others	944	278

	2,032,431	1,450,510

The investments in investment funds yield on average 100% of the CDI rate.

The DI fund is controlled by Votorantim Industrial S.A. and as such is a related party. The DI funds assets are mainly debt securities comprised substantially by certificates of bank deposits and Brazilian federal government securities.

11	Trade Accounts Receivable

	Note	12/31/2012	12/31/2011
Local customers		194,223	453,182
Foreign customers (outside Brazil)		684,358	290,701
Related parties	14	75,105	77,488
Allowance for doubtful accounts		(42,996)	(35,294)

		910,690	786,077

(Transfers of trade receivables

During the last quarter of 2012 some receivables from local customers were transferred to a financial institution. In connection with this transaction the Company assumes the first 1% of losses of the credits transferred. Since the Company transferred the significant risks and rewards of the receivables it has derecognized receivables with a carrying amount of R$ 139.8 million and recognized a liability under “Other liabilities” in the amount of R$ 1.4 million, representing the fair value of the guarantee granted with respect the first 1% of losses which is also the value of the Company’s maximum exposure related to continuing involvement in the receivables transferred. The Company has no obligation or right or option to repurchase the receivables and there are no other contractual obligations or rights and the transaction did not result in any significant gain or loss.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The Company’s trade accounts receivable are denominated in the following currencies:

	12/31/2012	12/31/2011
Euro	127,644
Reais	254,053	508,889
U.S. dollars	170,863	136,655
Canadian dollars	183,295	138,760
Moroccan dirham	58,446
Turkish lira	93,546
Other	22,843	1,773

	910,690	786,077

The credit quality of trade receivables that are non-overdue and not impaired is as follows:

	12/31/2012	12/31/2011
High risk	63,976	61,725
Medium risk	145,883	180,280
Low risk	600,105	401,631
Customers AAA	43,326	32,934

	853,290	676,570

High risk	New customers without historical financial information.
Medium risk	Customers with a history of some delay in payments.
Low risk	Customers with solid commercial and payment history.
Customers AAA -	Classification only for wholesale customers, based on individual credit analysis.

The changes in the allowance for doubtful accounts are as follows:

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	(35,294)	(56,825)	(59,234)
Additions	(11,077)	(1,922)	(3,318)
Trade accounts receivable written off during the year as uncollectible	5,555	29,621	4,838
Exchange variation	(2,180)	(6,168)	889

Balance at the end of the year	(42,996)	(35,294)	(56,825)

The additions to and the release of the allowance for doubtful accounts have been included in “Selling expenses”. Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovering additional cash.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Ageing of overdue receivables

	12/31/2012	12/31/2011
Up to 3 months	110,761	18,626
From 3 to 6 months	4,261	36,196
Over 6 months	7,391	12,491

	122,413	67,313

12	Inventories

	12/31/2012	12/31/2011
Finished products	131,383	63,967
Semi finished products	514,457	319,837
Raw materials	281,166	276,811
Auxiliary materials and consumables	267,717	219,743
Imports in transit	79,934	95,550
Provision for losses	(115,882)	(132,099)
Other	23,326	46,859

	1,182,101	890,668

As of December 31, 2012 the Company had no inventories pledged as collateral for any of its liabilities.

The provision for losses refers mainly to obsolete of materials in inventory.

For the amount of inventories included in cost of goods sold we refer to Note 26.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

13	Taxes recoverable

	12/31/2012	12/31/2011
Current income tax and social contribution receivable	83,920	23,554

	83,920	23,554
ICMS credits on acquisition of property, plant and equipment	59,676	50,005
Value-added Tax on Sales and Services (ICMS)	74,536	58,707
Excise Tax (IPI)	20,512	20,723
Social Contribution on Revenues (COFINS)	14,339	20,301
Other	48,428	14,503

	217,491	164,239
Taxes recoverable	301,411	187,793

Current	(260,115)	(172,870)

Non current	41,296	14,923

At December 31, 2012 R$ 42 million of the balance included in “Other” corresponds to taxes recoverable by VCEAA.

The credits related to State Value-added Tax on Sales and Services (ICMS) arise from the purchase of property, plant and equipment items (recoverable in 48 monthly installments) and consumable products, to be applied to pay ICMS payable during the ordinary course of the Company’s own operations.

The Company estimates that 71% of direct taxes recoverable and 98% of indirect tax recoverable will be used to offset taxes during 2013.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

14	Related Parties

(a)	Analysis

													Income statement
	Trade Account Receivables		Dividends Receivable		Long-term receivables		Trade payables		Non-current liabilities		Dividends payable		Purchase			Sales
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2010	2012	2011	2010
Shareholders
Votorantim Industrial S.A. (iii)	71	37				407	10,168	10,230		293,523	330,334	181,712	34,300	24,900	24,300
Votorantim Participações S.A.		15				6,754			33,390	16,666
Inecap Investimentos S.A.												8,890

Related companies and associated companies
Citrovita Agroindustrial S.A.						26,666						2
Companhia Brasileira de Alumínio	316	363				24		14,211		844		846		900	165	1	1,732
Companhia de Cimento Itambé	18,865	4,213														14,583	28,118	21,645
Fibria Celulose S.A.					420		31,362									6
Hailstone Limited					10,426	9,570			23,301	19,957
Ibar Administração e Participações Ltda.					5,075	5,075
Maré Cimento Ltda.	2,327	8,351					2									37,697	70,314	54,339
Metalúrgica Atlas S.A.		7					378						12,312	10,260		3	3
Mizu S.A.	4,757	6,000	90	90	1	1	173	230								61,372	59,225	34,476
Polimix Concreto S.A.	19,219	19,258	53	53	8	8	101	219								136,844	169,356	90,761
Santa Cruz Geração de Energia											257	292
Santa Maria Com e Serviços Ltda											113
Supermix Concreto S.A.	28,183	29,415														327,655	311,671	160,104
Verona Participações Ltda.			222	7,188
Votener-Votorantim C.Energia							17	307					174,625	253,743	81,619	6,967	19,298	16,887
Voto IV (i)									409,665	375,691
Votocel Investimentos Ltda.											183
Votorantim GmbH							11,369	25,374	18,545	17,859			230,215	415,546	57,866
Votorantim Metais Ltda.								10,946				1		1,615
Votorantim Metais Níquel S.A.		7,241			2		8,066						1,745				43,541
Votorantim Metais Zinco S.A.	70	70							12	12		8				3	75
Votorantim Siderurgia S.A.	571	792			270		805	2,279					4	6,721	36,743		39
Other	726	1,725	148	222	216	4,259	312	1,993	1,684	1,540	184	82,280		24,260	10,190	7,261	14,136

	75,105	77,487	513	7,553	16,418	52,764	62,753	65,789	486,597	726,092	331,071	274,031	453,201	737,945	210,883	592,392	717,508	378,212

Total non-controlling interests											108,051
Current	(75,105)	(77,488)	(512)	(7,552)			(62,753)	(65,789)			(439,122)	(274,031)

Non current					16,418	52,764			486,597	726,093

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Products are sold between related parties based on the companies’ internal price lists which in the case of purchases made by the Company from our related party Votorantim GmbH (consisting substantially of petcoke bought by Votorantim GmbH from third party suppliers and resold to the Company) include a margin with respect to the purchase price charged by the suppliers which has been between 14% and 15% in the periods presented. Services purchased include those provided by the Shared Solutions Center (Centro de Soluções Compartilhadas), or CSC, of VID related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, and those provided by the Center of Competency in Information Technology (Centro de Competência em Tecnologia da Informação). Those services are provided to all the companies of the Votorantim Group and we reimburse the expenses related to these services to VID based upon the services actually provided to us by the CSC and the CCTI.

The Fund DI is controlled by Votorantim Industrial S.A. and the balances outstanding are disclosed in Note 10.

Other prices for the sales and provision of services between related parties have been negotiated based on internal costs, with no margins charged.

(i)	Refers to loan from VOTO-Votorantim Overseas Trading Operations IV Limited (“VOTO IV”), payable semi-annually and with final maturity in 2020, bearing fixed interest of 8.5% denominated in U.S. dollars.

(ii)	Refers to intercompany loan agreements, indexed monthly for inflation and carrying interest at the rate of 12% per year.

Guarantees of indebtedness of the Company and its subsidiaries granted by related parties

Instrument	Guarantor	12/31/2012	12/31/2011
BNDES	Hejoassu	1,469,308	1,237,232
1st emission of debentures	VPAR	1,005,658	1,008,703
2nd emission of debentures	VID	1,017,727	1,028,924
3rd emission of debentures	VID	618,075	628,895
4th emission of debentures	VID (*)	1,035,868
5th emission of debentures	VID	1,205,939
ECA Framework Agreement	VID (*)	126,936	94,485
Voto VII	VPAR(100%) / CBA(50%)	2,092,876	1,890,100
Voto VIII	VID (*)	2,598,101	1,431,217
Backstop Facility	VID / VCSA	900,532

		12,071,019	7,319,557

(*)	In 2012, after the fulfillment of certain contractual conditions, Votorantim Industrial has assumed the obligations as guarantor for certain loans and financing, previously guaranteed by its parent company, Votorantim Participações S.A.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Guarantees of indebtedness of related parties granted by the Company and its subsidiaries

			Percentage	Debt as	Amount	Debt as	Amount
			guaranteed by	December 31,	guaranteed	December 31,	guaranteed
Instrument	Debtor	Guarantor	the Company	2012	Dec/12	2011	Dec/11
VOTO III	Voto III	VPAR, Fibria, VCSA, VMZ, VMN	45%			427,105	192,197
VOTO IV	Voto IV	VPAR, Fibria, VCSA	50%	818,456	409,228	376,046	188,023
Voto V	CBA	VPAR, VCSA	50%	2,079,226	1,039,613	1,910,665	955,333
Voto VI	CBA	VPAR, VCSA	50%	1,557,051	778,526	1,429,272	714,636

TOTAL					2,227,367		2,050,189

(b)	Key management compensation

Company key management compensation, including all benefits, are as follows:

	2012	2011	2010
Salaries and other remuneration	19,878	18,456	19,500
Social charges	2,874	2,487	2,888
Social and post-employment benefits	1,298	1,428	1,444

	24,050	22,371	23,832

The benefits above include fixed compensation (salaries and fees, paid vacations and 13th month salary), social charges (contributions to the National Institute of Social Security - INSS and the Government Severance Indemnity Fund for Employees - FGTS) and benefits under the Company’s variable compensation program.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

15	Investments

(a)	Analysis

					Equity in the results	Investment
	Information at December 31, 2012				of investees	balance
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2012	12/31/2012
Investments following the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))					(79,320)
Votorantim Investimentos Latino Americano S.A. (b)	4,005,620	(173,399)	12.36	12.36	(24,744)	687,262
Sirama Participações Ltda.	751,929	177,445	38.25	38.25	58,522	287,613
Cementos Avellaneda S.A. (b) (d)	344,629		10.61	10.61		121,909
Cemento Bio Bio S.A. (b)	873,683	(128,792)	15.15	15.15	(19,512)	132,363
Maré Cimento Ltda. (c)	165,898	54,598	51.00	51.00	27,845	84,608
Cementos Portland S.A.	216,569	(1,614)	29.50	29.50	(476)	63,888
Supermix Concreto S.A.	223,564	66,300	25.00	25.00	16,575	55,891
Polimix Concreto Ltda. (a)	335,840	31,121	27.57	27.57	8,580	92,591
Cementos Artigas S.A. (b) (d)	226,715		12.61	12.61		50,795
Mizu S.A. (c)	79,547	16,855	51.00	51.00	8,597	40,569
Yguazú Cemento S.A. (Note 1 (c))			35.00	35.00	2,721
Verona Participações Ltda. (a)	116,160	71,560	25.00	25.00	17,890	29,040
Maesa - Machadinho Energética S.A. (b)	472,515	54,335	6.76	6.76	8,529	31,942
Polimix Cimento Ltda. (c)	30,345		51.00	51.00		15,476
Other investments					254	106,357

					25,461	1,800,304

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

					Equity in the results	Investment
	Information at December 31, 2011				of investees	balance
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2011	12/31/2011
Investments accounted for on the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))	4,639,059	585,592	21.21	21.21	124,204	1,751,017
Votorantim Investimentos Latino Americano S.A. (b)	4,008,446	179,798	14.27	14.27	25,657	687,705
Sirama Participações Ltda.	589,748	222,508	38.25	38.25	85,110	225,583
Cemento Bio Bio S.A. (b)	774,936	(107,537)	15.15	15.15	(16,292)	117,403
Maré Cimento Ltda. (c)	227,384	60,074	51.00	51.00	30,638	115,966
Polimix Concreto Ltda. (a)	163,883	46,645	27.57	27.57	12,861	45,186
Supermix Concreto S.A.	193,134	61,089	25.00	25.00	15,272	48,284
Mizu S.A. (c)	77,401	20,608	51.00	51.00	10,510	39,475
Maesa - Machadinho Energética S.A. (b)	417,215	53,374	5.62	5.62	3,000	23,447
Yguazú Cemento S.A.	88,958	10,750	35.00	35.00	3,762	31,135
Verona Participações Ltda. (a)	113,436	58,356	25.00	25.00	14,589	28,359
Polimix Cimento Ltda. (c)	30,345		51.00	51.00		15,476
Cementos Portland S.A.	190,614	(1,147)	29.50	29.50	(339)	56,231
Other investments					2,781	56,144

					311,753	3,241,411

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

					Equity in the results
	Information at December 31, 2010				of investees
	Net	Net income (loss)	Percentage
	equity	for the year	Voting	Total	12/31/2010
Investments accounted for on the equity method
Cimpor - Cimentos de Portugal S.A. (Note 1 (a))	4,484,601	399,274	21.21	21.21	84,712
Votorantim Investimentos Latino Americano S.A. (b)	2,822,534	59,380	15.39	15.39	6,032
Sirama Participações Ltda.	465,172	156,306	38.25	38.25	59,798
Cemento Bio Bio S.A. (b)	879,690	(106,178)	15.15	15.15	(16,086)
Maré Cimento Ltda. (c)	167,191	50,170	51.00	51.00	28,011
Polimix Concreto Ltda. (a)	135,001	74,543	27.57	27.57	7,841
Supermix Concreto S.A.	176,503	61,600	25.00	25.00	15,400
Mizu S.A. (c)	53,950	24,109	51.00	51.00	11,816
Maesa - Machadinho Energética S.A. (b)	364,348	11,000	6.76	6.76	744
Verona Participações Ltda. (a)	55,408	42,137	25.00	25.00	5,175
Other investments					(11,458)

					191,985

(a)	Corresponds to investees of the Company’s subsidiary Silcar - Empreendimentos Comércio e Participações Ltda. As per the terms of the shareholders agreement the Company can only participate in certain defined financial and operating decisions with respect to certain matters and certain activities of the associates and, and as such, the Company does not control the entities. Dividends are distributed in amounts disproportional to the percentage of ownership.
(b)	Corresponds to investees in which the Company has less than 20% of the voting interest but over whose activities we exert significant influence through shareholders agreements to which we are a party, board resolutions, or as a result of interests held by related parties.
(c)	Corresponds to investees in which the Company has more than 50% of the voting interest: however we do not have control of these entities due to our limited rights to make strategic, operating and finance decisions.
(d)	Interests acquired on December 27, 2012 and for that reason no equity in results is recognized for the year.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Changes in investments

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	3,241,411	3,521,492	572,120
Equity in the results	25,461	311,753	191,985
Dividends received/recognized	(186,337)	(158,599)	(32,995)
Exchange gains (losses) on investment abroad	287,848	120,011	(354,578)
Other comprehensive income of investees	3,661	(35,037)	80,826
Capital increase in investees	104,420	11,759	161,659
Capital reduction of investees			(6,745)
Acquisitions of investments	172,704	56,570	2,909,220
Impairment of investments		(586,538)
Diposal of our investment in Yguazu	(38,192)
Diposal of our investment in Cimpor	(1,810,672)

Balance at the end of the year	1,800,304	3,241,411	3,521,492

The main acquisitions and disposals are described in Note 1.

(c)	Investments in listed equity investees

	12/31/2012		12/31/2011
	Carrying value	Market value	Carrying value	Market value
Cementos Bio Bio S.A. (*)	132,363	131,333	117,403	108,500
Cimpor Cimentos de Portugal SGPS S.A. (*)			1,751,017	1,845,771

(*)	Calculated proportionally to the Company’s interest, based on the quoted market price of the shares of the investees

(d)	Impairment test performed for investments in associates

Cimpor Cimentos de Portugal SGPS S.A.

The carrying value of the CIMPOR investment amounted to R$ 1,751,017 at December 31, 2011.

The projections as of December 31, 2011 prepared based on the budget approved by management, indicated adverse circumstances in the markets where Cimpor conducts significant transactions.

The calculation of the value in use in 2011, was based on the projections of Cimpor, applying an average gross margin of 24.9%, growth rate of 0% and pre-tax discount rate of 9.28% and resulted in an impairment amounting to R$ 522,377 (R$ 344,768, net of tax), recognized under “Other operating income (expenses)” in the statement of income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Cementos Bio Bio S.A.

For the carrying amount of our investment in Cementos Bio Bio S.A. at December 31, 2012 the Company did not identify any indicators that the carrying amount could be impaired. As such no impairment test was performed.

The calculation of the value in use as of December 31, 2011, was based on the cash flow projections, applying an average gross margin of 13.5%, growth rate of 8.3% and pre-tax discount rate of 9.1% and resulted in an impairment charge of R$ 64,161 (R$ 42,346, net of tax), recognized under “Other operating income (expenses)” in the Income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

16	Property, Plant and Equipment

(a)	Analysis

	12/31/2012
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total
Balance at the beginning of the year
Cost	2,230,214	7,191,878	296,501	697,263	65,577	1,302,588	23,998	11,808,019
Acummulated Depreciation	(734,318)	(3,460,568)	(126,629)	(470,381)	(53,514)		(8,344)	(4,853,754)

Net Balance at the end of the year	1,495,896	3,731,310	169,872	226,882	12,063	1,302,588	15,654	6,954,265

Balance at the beginning of the year	1,495,896	3,731,310	169,872	226,882	12,063	1,302,588	15,654	6,954,265
Acquisitions	23,087	56,637	9,613	23,152	322	1,387,276	4	1,500,091
Disposals	(140)	(676)	(45)	(2,338)	(78)			(3,277)
Depreciation	(47,612)	(338,441)	(14,289)	(76,285)	(2,509)		(3,263)	(482,399)
Exchange variation	43,117	50,451	16,412	17,792	3,019	8,100	(91)	138,800
Transfers	116,213	336,066	8,325	61,130	4,411	(702,319)		(176,174)
Acquistion of subsidiary (note 17 (d))	472,294	1,004,850		19,847	3,012	96,118		1,596,121

Balance at the end of the year	2,102,855	4,840,197	189,888	270,180	20,240	2,091,763	12,304	9,527,427

Cost	3,337,502	11,383,859	335,930	904,770	108,911	2,091,763	24,650	18,187,385
Acummulated Depreciation	(1,234,647)	(6,543,662)	(146,042)	(634,590)	(88,671)		(12,346)	(8,659,958)

Net Balance	2,102,855	4,840,197	189,888	270,180	20,240	2,091,763	12,304	9,527,427

Average annual depreciation - %	2	13	7	21	10		4

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

	12/31/2011								12/31/2010
	Land and buildings	Equipment and facilities	Leasehold improvements	Vehicles	Furniture and fixtures	Construction in progress	Others	Total	Total
Balance at the beginning of the year
Cost	2,284,326	5,253,600	21,155	627,975	64,483	1,687,786	3,830	9,943,155	9,321,021
Acummulated Depreciation	(833,306)	(3,054,566)	(11,223)	(402,766)	(56,844)		(3,152)	(4,361,857)	(4,191,736)

Net Balance at the end of the year	1,451,020	2,199,034	9,932	225,209	7,639	1,687,786	678	5,581,298	5,129,285

Balance at the beginning of the year	1,451,020	2,199,034	9,932	225,209	7,639	1,687,786	678	5,581,298	5,129,285
Acquisitions	22,529	60,140	13,199	23,879	448	1,563,183	39,684	1,723,062	964,395
Disposals	(9,488)	(7,927)	(532)	(3,185)	(1,669)	(168,253)	(20,962)	(212,016)	(23,890)
Depreciation	(34,082)	(252,267)	(12,428)	(63,358)	(1,446)		(2,747)	(366,328)	(254,662)
Exchange variation	59,453	95,068		18,915		9,076		182,512	(62,694)
Transfers	(362)	1,622,102	159,693	24,467	5,975	(1,747,135)		64,740	(46,815)
Acquisition of non-significant subsidiaries	6,826	15,160	8	955	116	1,454		24,519
Exclusion of non-significant subsidiaries from consolidation									(124,321)
Reclassification - other assets						(43,522)		(43,522)

Balance at the end of the year	1,495,896	3,731,310	169,872	226,882	11,063	1,302,589	16,653	6,954,265	5,581,298

Cost	2,230,214	7,191,878	296,501	697,263	65,577	1,302,589	23,997	11,808,019	9,942,155
Acummulated Depreciation	(734,318)	(3,460,568)	(126,629)	(470,381)	(54,514)		(7,344)	(4,853,754)	(4,360,857)

Net Balance	1,495,896	3,731,310	169,872	226,882	11,063	1,302,589	16,653	6,954,265	5,581,298

The Company has no significant contractual commitments for the purchase of new fixed assets

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Estimated useful lives

The Company periodically reviews the estimated economic useful lives of its property, plant and equipment items used to calculate depreciation, as well as the estimated residual value.

(c)	Construction in progress

Assets under construction mainly comprise projects for expansion and optimization of the industrial plants. The main projects for 2012 and 2011 are as follows:

	12/31/2012	12/31/2011
New production line in Rio Branco/PR	536,216	162,975
New unit in Cuiabá/MT	503,209	133,083
New unit in Edealina/GO	117,019	40,781
New production line in Salto de Pirapora	35,951	39,458
New plant in Vidal Ramos/SC	46,493	31,393
New unit in Primavera/PA	42,360	22,732
New unit in Ituaçú/BA	12,096	10,299
Cement crushing Z3 in Cimesa	3,219	2,898
Cement crushing in Santa Helena	25,578
Crushing in São Luis/MA	3,035	20,169
New unit in Porto Velho/RO	439	18,916
Construction and paving in Vicente Matheus		12,856
New unit in Xambioá		12,415
Pozzolana crushing in Poty Paulista	219	11,787
Cement crushing in Imbituba	2,192	7,080

During 2012, borrowing charges capitalized in construction in progress totaled R$ 88,079 (December 31, 2011 - R$ 137,778). The capitalization rate used was 0.65% per month (2011- 0.78% per month).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

17	Intangible Assets

(a)	Analysis and Change

	12/31/2012
	Use of public asset	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non-competition agreements	Other	Total
Balance at the beginning of the year
Cost	197,342	1,134,432	132,938	2,009,307	265,735	122,612	3,862,366
Acummulated Amortization	(43,910)	(76,137)	(110,895)		(87,877)	(77,158)	(395,977)

Net Balance at the end of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389

Balance at the beginning of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389
Acquisitions		8,733	159			32,440	41,332
Disposals
Amortization	(6,057)	(29,441)	(10,422)		(26,400)	(3,560)	(75,880)
Acquistion of subsidiary (note 17 (d)) (*)		190,314	4,636	869,977		22,839	1,087,766
Exchange variation		65,065	511	51,243	16,085	(11)	132,893
Transfers (**)		102,722	27,103		3,793	12,319	145,937

Balance at the end of the year	147,375	1,395,688	44,030	2,930,527	171,336	109,481	4,798,437

Cost	197,341	1,619,903	182,987	2,930,527	291,878	157,042	5,379,678
Acummulated Amortization	(49,966)	(224,216)	(138,956)		(120,542)	(47,561)	(581,241)

Net Balance	147,375	1,395,687	44,031	2,930,527	171,336	109,481	4,798,437

(*)	The preliminary goodwill is net of the goodwill allocated to the China business included in assets and liabilities of business classified as held for sale in the balance sheet.
(**)	The transfers in intangible assets during the period related to a reclassification of rights over mineral sources from property, plant and equipment to intangible assets.

	12/31/2011							12/31/2010
	Use of public asset	Exploration rights over natural resources	Software	Goodwill	Contractual customer relationships and non-competition agreements	Other	Total	Total
Balance at the beginning of the year
Cost	165,546	1,087,858	82,385	1,912,045	232,796	89,598	3,570,228	3,330,480
Acummulated Amortization	(6,057)	(176,164)	(68,961)		(58,355)	(1,252)	(310,789)	(145,129)

Net Balance at the end of the year	159,489	911,694	13,424	1,912,045	174,441	88,346	3,259,439	3,185,351

Balance at the beginning of the year	159,489	911,694	13,424	1,912,045	174,441	88,346	3,259,439	3,185,351
Acquisitions		95,156	14,163		3,654	39,047	152,020	148,371
Disposals						(1,539)	(1,539)
Amortization	(6,057)	(5,888)	(19,007)		(22,181)	(21,594)	(74,727)	(165,660)
Exchange variation		68,789	(392)	97,262	21,944		187,603	22,973
Transfers		(11,456)	13,855			(58,806)	(56,407)	68,404

Balance at the end of the year	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389	3,259,439

Cost	197,342	1,134,432	132,938	2,009,307	265,735	122,612	3,862,366	3,570,228
Acummulated Amortization	(43,910)	(76,137)	(110,895)		(87,877)	(77,158)	(395,977)	(310,789)

Net Balance	153,432	1,058,295	22,043	2,009,307	177,858	45,454	3,466,389	3,259,439

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Goodwill arising on acquisitions

We allocate goodwill to cash generating units (CGU) or groups of CGUs with each CGU or group of CGUs being the lowest level at which goodwill is monitored for internal management purposes and not being larger than an operating segment. We allocated goodwill related to our operations in North America to our operating segment North America, goodwill related to our operations in Europe, Africa and Asia to VCEAA and we allocated goodwill related to businesses acquired in Brazil to CGUs which are the specific business acquired as detailed below:

	12/31/2012	12/31/2011
Operating segment North America “VCNA”	1,662,503	1,598,517
Operating segment Europe, Asia and Africa “VCEAA”	854,407
Goodwill related to business acquired in Brazil
Companhia Cimento Ribeirão Grande	205,939	205,939
Engemix S.A	75,882	75,882
CJ Mineração Ltda	15,641	15,641
Mineração Potilider Ltda	71,401	71,401
Petrolina Zeta Mineração Ltda	13,455	13,455
Pedreira Pedra Negra Ltda	11,700	11,700
Others	19,599	16,772

	2,930,527	2,009,307

Goodwill is based on the expectation of future profitability of the investments.

(c)	Impairment tests for goodwill and non-current assets

The Company and its subsidiaries assess at least annually the recoverability of the carrying amount of the operating segment North America and of the CGUs to which goodwill of our Brazilian operations is allocated based on the value in use of such operating segment or CGU measured applying the discounted cash flow model. The process of estimating these values involves using assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate.

These calculations use post-tax cash flow projections based on financial budgets approved by the Company’s management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates. The use of post-tax cash flows and rates does not result in any significant difference with respect to the use of pre-tax cash flows and rates. The growth rates used do not exceed the long-term average growth rate for the corresponding business. Management determined budgeted gross margin based on past performance and its expectations of market development. The discount rates used are post-tax and reflect specific risks relating to the operating segment or the CGU being tested.

During the periods presented the Company concluded that there are no reasonably possible changes in key assumptions that would result in the carrying amount of the operating segment or CGU to exceed the estimated value in use.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

North America

Goodwill related to the acquisition of the Company’s subsidiary Votorantim Cimentos North America is monitored at the level of its operating segment North America and as such has been allocated to such operating segment and the carrying amount of such goodwill is presented in the table above.

The key assumptions used to determine the value-in-use calculation of the operating segment North America are as follows:

	2012	2011
Gross margin (average over the 5 year period)	19.9%	29.7%

Growth rate used to extrapolate over the 5 year period	0.0%	1.0%

Discount rate	6.9%	7.1%

Companhia Cimento Ribeirão Grande and other CGUs in Brazil

The most significant CGU to which goodwill was allocated was Companhia Cimento Ribeirão Grande. The key assumptions used to determine the value-in-use calculation of such CGUs are as follows:

	2012	2011
Gross margin (average over the 5 year period)	30.0%	30.2%

Growth rate used to extrapolate over the 5 year period	0.0%	0.0%

Discount rate	8.17%	8.3%

The value in use of the other CGUs to which goodwill was allocated was determined following the same methodologies as described above.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(d)	Business Combination VCEAA

As described in Note 1a, the Company acquired a 100% interest in VCEAA, a recently incorporated company that holds the former CIMPOR operations in Spain, Morocco, Tunisia, Turkey, India and China. The acquisition date was December 21, 2012 and as such the company is still allocating the consideration to the identifiable assets and liabilities of VCEAA and expects to finalize this process in the second quarter of 2013. The following table summarizes the consideration transferred and the preliminary fair value of the identifiable assets acquired and liabilities assumed as at the date of acquisition:

Fair value
recognized on
acquisition date
Property, plant and equipment	1,596,121
Intangible assets	217,789
Inventories	260,905
Trade account receivable (i)	302,492
Cash and cash equivalents	148,799
Other assets	173,884

2,699,990

Loans and financing (iii)	948,389
Trade payables	218,469
Taxes payable	68,957
Provisions	86,913
Deferred taxes (ii)	203,858
Other liabilities	15,207

1,541,793
Non-controlling interest	68,953
Net assets acquired	1,089,244

Preliminary goodwill on acquisition	1,143,790

Total consideration transferred	2,233,034

(of which in cash) paid in january 2013	(155,946)

(i)	The fair value as well as the gross amount of the trade receivables amount to R$ 399,614 and includes an allowance of R$ 97,122 for uncollectability.
(ii)	Includes R$ 77,808 deferred taxes on the difference between fair value and tax base mainly related to fixed assets and fair value remeasurement of assets and liabilities.
(iii)	Includes US$ 434.1 million (R$ 901.2 million) of debt of Cimpor assumed by VCEAA.

The preliminary goodwill of R$ 1,143,790 million relates principally to expected synergies the Company can achieve basically cost synergies by means of removing duplication, intangibles that do not meet the IFRS3R recognition criteria, such as non-contractual customer relationship and workforce, as well as value expected to be generated mainly through cost reductions as result of the application of our

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

operational management model. The amount of goodwill is currently supported by independent and internal analysis based on cash flow projections and market forecasts which management believes are appropriate to support the preliminary goodwill. The goodwill recognized is expected to be deductible up to the amount of goodwill recorded in the fiscal books and will be realized on sale of our subsidiary. Considering the reduced time between the consummation of the transaction on December 21, 2012 and year-end and the reduced volume of activities as results of the holiday seasons we will effectively consolidate the result of the Cimpor Assets acquired as from January 1, 2013. We estimate revenue and net income for the period from December 21, 2012 to December 31, 2012 to represent less than 0.4% of our revenue and net income for the year. Had this business combination been effected at the beginning of the year, the Company’s revenues would have been approximately R$ 11,096,046 (unaudited) and the profit for the period of the Company would have been approximately R$ 285,488 (unaudited). The Company however does not consider these ‘pro-forma’ figures to represent an appropriate measure of the performance of the combined businesses on an annualized continuing basis and nor does believes it provides an initial reference point for comparisons in future periods, because of the substantial impairment charges on goodwill and on property plant and equipment that where recognized by the business acquired during 2012 before the acquisition date, totaling an amount of EUR 594,000 thousand (R$1,491,124) which are considered exceptional by management.

Acquisition related costs amounting to R$ 12 million have been excluded from the consideration transferred and have been recognized as an expense in the current year, within the other expenses line item in the consolidated income statement.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

18	Loans and Financing

(a)	Analysis

		Current	Current	Non Current	Non Current	Total	Total
Type	Average annual charges (%)	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
In foreign currency
Development agency	Libor USD + 1,39%	11,570	7,473	115,366	87,012	126,936	94,485
BNDES	UMBNDES + 2,40%	35,832	18,527	191,306	180,281	227,138	198,808
Eurobonds EUR	5,25% Pré EUR	71,343	64,431	2,021,532	1,825,669	2,092,875	1,890,100
Eurobond USD	7,25% Pré USD	43,726	24,367	2,554,375	1,406,850	2,598,101	1,431,217
Sindicated loans	LIBOR + 1,25%	55,266	36,673	1,344,930	555,760	1,400,196	592,433
Working Capital	LIBOR + 2,50%	8,938	9,149			8,938	9,149
Other		47,693		17,152		64,845

		274,368	160,620	6,244,661	4,055,572	6,519,029	4,216,192

In local currency
Development agency	TJLP + 3,50%	898	902	1,776	2,664	2,674	3,566
BNDES	TJLP + 2,84% and 5,13% Pré BRL	221,470	142,243	1,020,699	896,181	1,242,169	1,038,424
Debentures	111,70% CDI / CDI + 1,09%	83,267	66,523	4,800,000	2,600,000	4,883,267	2,666,523
FINAME	5,96% Pré BRL / TJLP + 2,52%	19,592	22,912	79,551	45,302	99,143	68,214
Other	2,43% Pré BRL / TJLP	16,218	20,351	30,487	43,442	46,705	63,793

		341,445	252,931	5,932,513	3,587,589	6,273,958	3,840,520

		615,813	413,551	12,177,174	7,643,161	12,792,987	8,056,712

Interest on loans and financing		212,454	167,820
Current portion of long term loans and financing (principal)		346,728	236,583
Short term financing		56,631	9,149

Total Financing		615,813	413,552

EUR	- Euro
USD	- United States dollar
BRL	- Local currency “Reais”
BNDES	- National Bank for Economic and Social Development
FINAME	- Government Agency for Machinery and Equipment Financing
UMBNDES	- Monetary unit of the BNDES reflecting the weighted basket of currencies of foreign currency debt obligation as at December 31, 2011 the basket was comprised 97% of US Dollars.
URTJLP	- Long-term Interest Rate set by the National Monetary Council, the TJLP is the basic cost of financing of the BNDES
LIBOR	- London Interbank Offered Rate
CDI	- Interbank Deposit Certificate

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Maturity profile

The maturity profile of the long-term debt balance (including current portion)based on the discounted balances at December 31, 2012 is as follows:

											On wards
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
In local currency
Development agency	898	888	888									2,674
BNDES	221,470	261,638	260,911	232,920	146,719	70,347	48,164					1,242,169
Debentures	83,267					2,520,000	1,400,000	640,000	240,000			4,883,267
FINAME	19,592	16,740	16,789	16,312	11,573	5,457	4,430	3,586	3,085	1,579		99,143
Others	16,218	16,192	10,989				3,213	93				46,705

Subtotal	341,445	295,458	289,577	249,232	158,292	2,595,804	1,455,807	643,679	243,085	1,579		6,273,958
%	5.44	4.71	4.62	3.97	2.52	41.37	23.20	10.26	3.87	0.03

In foreign currency
Development agency	11,570	13,722	13,722	13,722	13,722	13,722	13,722	13,722	9,976	6,224	3,112	126,936
BNDES	35,832	45,533	45,817	42,870	30,588	15,271	10,791	436				227,138
Eurobonds - EUR	71,343				2,021,532							2,092,875
Eurobonds - USD	43,726										2,554,375	2,598,101
Syndicated loans	55,266	948,406	54,085	338,159	2,140	2,140						1,400,196
Working capital	8,938											8,938
Others	47,693	4,017	1,090	521	585	654	728	808	891	987	6,871	64,845

Subtotal	274,368	1,011,678	114,714	395,272	2,068,567	31,787	25,241	14,966	10,867	7,211	2,564,358	6,519,029
%	4.21	15.52	1.76	6.06	31.73	0.49	0.39	0.23	0.17	0.11	39.34
Total	615,813	1,307,136	404,291	644,504	2,226,859	2,627,591	1,481,048	658,645	253,952	8,790	2,564,358	12,792,987

%	4.81	10.22	3.16	5.04	17.41	20.54	11.58	5.15	1.99	0.07	20.05

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Changes

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	8,056,712	5,248,323	2,962,378
New loans and financing	3,674,624	2,434,303	2,976,719
Amortization	(513,499)	(143,958)	(574,971)
Interest paid	(719,109)	(550,229)	(280,176)
Interest accrual	760,785	610,344	232,677
Exchange variation	585,085	457,929	(68,304)
Acquistion of subsidiary (note 17 (d))	948,389

Balance at the end of the year	12,792,987	8,056,712	5,248,323

(d)	Index

	12/31/2012	12/31/2011
In local currency
CDI	4,883,267	2,671,964
TJLP	1,119,305	905,860
Fixed rate	271,165	255,670
Others	221	7,026

	6,273,958	3,840,520
In foreign currency
LIBOR	1,499,396	684,148
UMBNDES	227,139	198,808
Fixed rate	4,754,744	3,330,718
Others	37,750	2,518

	6,519,029	4,216,192

Total	12,792,987	8,056,712

(e)	Currency

	12/31/2012	12/31/2011
Real	6,273,958	3,840,520
U.S. Dollar	4,146,339	2,118,796
Euro	2,118,128	1,890,100
Currency basket	225,745	192,858
Others	28,817	14,438

Total	12,792,987	8,056,712

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(f)	New loans

(i)	During December 2012, in connection with the 2012 Cimpor asset exchange, the Company’s subsidiary VCEAA assumed a loan facility of US 434.1 million, with a maturity in February 2014 and an average interest rate of LIBOR + 1,33% a.a. The proceeds of this loan facility were used to redeem previously contracted financing under the Cimpor assets.

(ii)	On December 5, 2012, the Company issued debentures in the total aggregate amount of R$1,200.0 million, which are unconditionally and irrevocably guaranteed by VID. These debentures bear interest at a rate of 109.2% of CDI per annum. Principal on the debentures is due in a bullet payment on December 5, 2018 and interest is payable in 12 semi-annual installments, the first of which is due on June 5, 2013.

(iii)	On February 9, 2012, the Company issued additional 2041 Notes in an aggregate principal amount of US$ 500.0 million. With this additional issuance, as of December 31, 2012, the total outstanding amount under this program is an aggregate principal amount of US$ 1,250.0 million, which were unconditionally and irrevocably guaranteed by VPar and VID. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. The 2041 Notes bear interest at a rate of 7.25% per annum, payable on a semi-annual basis on April 5 and October 5 of each year. The principal amount under the 2041 Notes is payable on maturity on April 5, 2041.

(iv)	On January 20, 2012, the Company issued debentures in the total aggregate amount of R$1,000.0 million, divided into two tranches of R$500.0 million each, both of which are unconditionally and irrevocably guaranteed by VID. The debentures under the first tranche bear interest at a rate of CDI plus 1.09% per annum, while the debentures under the second tranche bear interest at a rate of 111% of the CDI per annum. This transaction has a risk rating ‘BBB’ of Standard&Poor’s ‘Baa3’ of Moody’s and ‘BBB’ of Fitch.

(v)	In November 2011, Votorantim Cement North America (VCNA) renegotiated a US$ 325 million syndicated loan raised in October 2010, extending its maturity to 2016 and reducing the interest rate. The other contractual conditions remained unchanged.

(vi)	On April 4, 2011, the Company issued 30 year bonds in the international capital market of US$ 750 million, due in April 2041. The bonds are rated “BBB” by Standard & Poor´s, “Baa3” by Moody´s and “BBB-” by Fitch Ratings. This transaction was guaranteed by VPAR and VID. On September 6, 2012, VPar was released as guarantor under these notes, and VID remained as the sole guarantor. The bonds accrue interest of 7.25% p.a., payable semiannually. The proceeds from the issuance were used for early repayment of borrowings, thus extending the debt maturity profile.

(vii)	In February 2011, Votorantim Cimentos S.A. completed its third issuance of simple, non-convertible non-privileged, unsecured debentures. The debentures were distributed under restricted placement efforts and exempt from registration with the Brazilian Securities Commission (“CVM”), pursuant to article 6 of CVM Instruction 476, of January 16, 2009. The issuance of R$ 600 million, which fall due in February 2021, pays interest of 113.90% of the Interbank Deposit Certificate (CDI).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(g)	Fair value of loans and financing

The values below were calculated according to the criteria in Note 5.1.

	12/31/2012		12/31/2011
	Book value	Fair value	Book value	Fair value
In local currency

Development agency	2,674	2,725
BNDES	1,242,169	1,240,864	1,038,424	981,279
Debentures	4,883,267	5,130,015	2,666,523	2,862,304
FINAME	99,143	97,002	68,214	61,084
Others	46,705	42,747	67,359	67,359

Subtotal	6,273,958	6,513,353	3,840,520	3,972,026

In foreign currency
Development agency	126,936	126,545	94,485	89,252
BNDES	227,138	251,451	198,808	213,311
Eurobonds - EUR	2,092,875	2,300,178	1,890,100	1,886,153
Eurobonds - USD	2,598,101	2,929,338	1,431,216	1,378,731
Syndicated loans	1,400,196	1,416,832	601,583	601,582
Working capital	8,938	8,938
Others	64,845	64,845

Subtotal	6,519,029	7,098,127	4,216,192	4,169,029

Total	12,792,987	13,611,480	8,056,712	8,141,055

19	Use of Public Asset

The subsidiary VCNNE has been granted the right to use (UBP) the hydroeletrical potential for generation of electric energy. The UBP agreements require annual cash payments to be made which are adjusted based on the IGPM inflation index in exchange for such right of use.

The average duration of the contracts is 35 years, and the amounts to be paid annually are shown below:

		Concession starting date	Concession end date	Payment starting date
					12/31/2012	12/31/2011
Pedra do Cavalo Votorantim Cimentos N/NE S.A.	100%	mar/02	abr/37	abr/06	405,146	374,185

Current					(23,561)	(22,005)

Non-current					381,585	352,180

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

20	Income Tax and Social Contribution

The Company and its subsidiaries calculate taxable income and record their income tax and social contribution based on the substantially enacted rates at year-end. Deferred income tax and social contribution assets corresponds to tax losses, tax loss carry forwards and temporary differences mainly relating to (a) the effect of foreign exchange rate variation (corresponding to the choice to tax foreign exchange gains and losses on a cash basis, (b) fair value adjustment of derivative instruments, (c) provisions not deductible until the moment of its settlement, and (d) other temporary differences arising from differences between the assets and liabilities under tax rules and for accounting purposes.

(a)	Reconciliation of income tax and social contribution expense

The income tax and social contribution amounts presented in the statements of income for the year ended December 31 are reconciled to their standard rates as follows:

	12/31/2012	12/31/2011	12/31/2010
Profit before taxation and non-controlling interests	1,498,233	1,131,927	3,807,245
Standard rate	34%	34%	34%

Income tax and social contribution at standard rates	(509,399)	(384,855)	(1,294,463)
Adjustments for the calculation of income tax and social contribution effective rates
Equity in the results of investees	35,626	63,767	65,275
Tax incentives	63,710	15,419	32,622
Income tax adjustment with respect to prior years	8,037	(23,694)	(11,762)
Donations and grants for investment	13,247	47,529	35,430
Amounts not subject to additional income tax	(9,897)	8,871	6,817
Reversal of deferred income tax liability of investment in Cimpor (note 1(a))	391,018
Difference in tax rate for subsidiaries outside Brazil	17,834	35,824	(11,652)
Income tax effect of non-taxable gain of Cimpor disposal (note 1 (a))	90,780
Tax-deductible interest on stockholders equity	60,747
Other permanent additions (exclusions), net	(19,453)	(39,996)	50,912

Income tax and social contribution	142,250	(277,135)	(1,126,821)

Current	(359,199)	(478,071)	(582,398)
Deferred	501,449	200,936	(544,423)

Income tax and social contribution for the year	142,250	(277,135)	(1,126,821)

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(b)	Analysis of deferred tax balances

Deferred income tax and social contribution assets and liabilities are as follows:

	12/31/2012	12/31/2011
Assets
Tax losses	177,967	101,377
Temporary differences
Provision for participation on results - PPR	25,065	17,464
Tax contingencies	222,741	273,795
Allowance for doubtful accounts	10,918	3,612
Provision for inventory losses	29,874	36,566
Provision for investment losses	36,127	45,113
Provision for taxes under litigation with judicial deposits	71,989	63,343
Foreing exchange taxed on cash basis	253,263	73,702
Use of Public Asset	87,642	75,056
Other	56,393	69,112

	971,979	759,140

Liabilities
Depreciation of property, plant and equipment	344,389	311,203
Amortization of goodwill	214,993	157,357
Difference in basis on investment in Cimpor		391,018
Deferred tax assets and liabilities of business acquired	226,042	33,502
Other	57,297	90,246

	842,721	983,326

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Movement

	12/31/2012	12/31/2011	12/31/2010
Balance at the beginning of the year	(224,186)	(476,618)	74,477

Tax losses and negative base	76,589	18,443	(69,818)
Provision for participation on results - PPR	7,601	17,464	12,461
Tax contingencies	(56,127)	27,881	21,860
Provision for allowance for doubtful accounts	7,306	1,849	(4,292)
Provision for inventory losses	(6,691)	11,987	7,858
Provision for investment losses	(22,229)	24,062	3,268
Provision for taxes under litigation with judicial deposits	8,646	39,965	9,821
Provision for tax losses	5,073
Foreign exchange taxed on cash basis	179,561	131,755	49,208
Use of Public Asset	12,586	8,226	(8,874)
Depreciation of property, plant and equipment	(33,186)	(168,090)	(12,257)
Amortization of goodwill	(57,636)	(51,467)	(66,100)
Deferred tax on equity method investments and asset exchange - Cimpor	391,018	177,608	(568,626)
Deferred tax assets and liabilities of business acquired	(192,540)	69,664	66,465
Other	33,473	(56,915)	7,931

Balance at the end of the year	129,258	(224,186)	(476,618)

21	Provisions

	12/31/2012				12/31/2011
	Asset Retirement Obligation (a)	Restructuring	Legal claims (b)	Total	Asset Retirement Obligation	Restructuring	Legal claims	Total
Balance at the beginning of the year	99,839		835,114	934,953	86,403		850,640	937,043
Present value adjustment	7,179			7,179	(3,556)			(3,556)
Additions			138,433	138,433			153,817	153,817
Revisions in estimated cash flows	2,430			2,430	14,272			14,272
Judicial deposits, net of write off			(165,723)	(165,723)			(132,999)	(132,999)
Acquistion of subsidiary (note 17 (d))	77,376	86,913		164,289
Used during year			(207,019)	(207,019)			(122,449)	(122,449)
Monetary adjustments and reversals			192,215	192,215			86,105	86,105
Exchange variation	4,042			4,042	2,720			2,720

Balance at the end of the year	190,866	86,913	793,020	1,070,799	99,839		835,114	934,953

(a)	ARO “Asset Retirement Obligation”

Measurement of asset retirement Obligations involves judgment and the use of assumptions. For environmental purposes, this relates to currently existing obligations to restore or recover the environment in the future, to similar or equivalent conditions that were existent at the moment when the project was initiated. In the absence of a possibility to restore to pre-existing conditions, this can also be an obligation to take compensating measures, agreed with applicable regulators or organizations. These obligations are the result of either the environmental impact of the asset involved, or of formal commitments assumed with the environmental regulator, for which the Company needs to compensate this impact. The dismantling and removal of a plant or other asset occurs when it is permanently deactivated, by discontinuing its activities or by sale.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

As these are long term obligations that are revised periodically for inflation and discounted to present value, using the real interest rate. The discount rates used for 2012 and 2011 are 2.97% and 0.17% a.a., depending on the applicable country. The liability recognized is adjusted periodically based on these rates and revised for inflation for the reference period.

(b)	Provisions for legal claims

The Company is party to labor, civil, tax and other ongoing lawsuits and is contesting these matters both at the administrative and judicial levels, which are backed by judicial deposits, when applicable.

The provisions and the corresponding judicial deposits are as follows:

	12/31/2012			12/31/2011
	Judicial deposits	Provision for legal claims	Total, net	Judicial deposits	Provision for legal claims	Total, net
Tax	477,245	(1,174,275)	(697,030)	313,332	(994,582)	(681,250)
Labor	8,442	(21,303)	(12,861)	5,517	(69,732)	(64,215)
Civil and other	12,764	(95,893)	(83,129)	13,879	(103,528)	(89,649)

	498,451	(1,291,471)	(793,020)	332,728	(1,167,842)	(835,114)

The legal deposits related to legal actions classified from lawyers of the Company as possible loss, were recognized in other non-current assets.

Nature of provisions for legal claims

(i)	Tax lawsuits

Refer mainly to disputes concerning federal, state and municipal taxes. The main tax lawsuits refer to collection of ICMS (State Value-added Tax on Sales and Services), PIS (Social Integration Program), COFINS (Social Contribution on Revenues), IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income).

(ii)	Labor lawsuits

Refer mainly to lawsuits filed by former employees and outsourced employees claiming the payment of indemnity upon termination, health and safety hazard bonus, risk premium, overtime, commuting hours, as well as civil lawsuits referring to indemnity claims by former employees or employees from outsourced companies based on alleged occupational illnesses, work accidents, property and personal damages.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(iii)	Civil lawsuits

The main lawsuits relate to claims for property and personal damages.

Lawsuits with likelihood of losses considered as possible

The Company and its subsidiaries are parties to other tax, labor and civil lawsuits involving possible loss risks, as detailed below:

	12/31/2012	12/31/2011
Tax	1,340,714	779,682
Civil	3,608,760	521,979
Other	25,649	20,954

	4,975,123	1,322,615

Description of the main probable and possible legal proceedings

Tax Liabilities and Contingencies

In December 2011, a tax assessment in the amount of R$182.6 million was issued by the Receita Federal do Brasil (“RFB”, the Brazilian Federal tax Authority) against VCSA charging IRPJ and CSLL related to the period between 2006 and 2010 due to VCSA allegedly (i) incorrectly amortized goodwill; (ii) use of tax loss carry forwards in excess of the 30% limit permitted under applicable tax regulations; and (iii) lack of payment of the IRPJ and CSLL monthly advances. As of December 31, 2012, the amount under discussion was R$202.1 million and we had recorded a provision of R$0.1 million in connection with this tax assessment.

In January 2010, two tax assessments in the amount of R$97.7 million were issued by the Distrito Federal (the Brazilian District Capital) against us related to ICMS credits (use and consumption of petcoke) which were allegedly erroneously recorded by us during the period between September 2006 and June 2009 as well as uncollected ICMS liabilities related to interstate transactions. A final administrative decision is pending. The expectation of loss under these claims is considered remote. As of December 31, 2012, the amount under discussion was R$125.9 million and we had not recorded any provision.

The DNPM (The federal mining regulator) issued several tax assessments against us, alleging that we owed CFEM related to the period of 1991 until 2011. As of December 31, 2012, the amount involved was R$378.3 million, of which approximately R$290.9 million is considered to be a possible loss and approximately R$87.7 million is considered to be a probable loss. We have established a provision of R$87.7 with respect to these tax assessments.

Civil and Environmental Liabilities and Contingencies

Fishermen’s Litigation

On October 9, 2003, the association of fishermen of the State of Goiás made a claim against us seeking the annulment or suspension of certain environmental licenses granted by IBAMA to companies operating in the Serra do Facão region. The association is also seeking monetary damages in an amount to be established by the court. We have presented our defense and in May 2004, temporary relief was granted against us and the other defendants. Based on the advice of our external legal counsel, we believe the probability of loss under this claim is possible and as such have not recorded any provision with respect to this claim. The amount in dispute is approximately R$177 million.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Transklein

In August 2010, Transklein Transporte e Carga Ltda. filed a claim against VCNNE seeking compensation for damages in the amount of R$123.7 million, alleging that VCNNE failed to comply with the minimum volume of transportation established in the cement transportation agreement entered into by the parties. VCNNE was notified of this claim in March 2011 and presented its response, which was replied by Transklein, which also made a plea of lack of jurisdiction. In June 2012, the court determined that Transklein should present a response regarding its request for an exemption from its obligation to pay for legal fees in connection with this matter. We presented a formal objection against the court’s decision, and the proceeding was suspended until the court issues its ruling on this matter. On January 22, 2013, the court published its decision accepting our plea and transferring the case to the civil court in the city of Recife. Based on the advice of its external legal counsel, VCNNE believes the probability of loss under this claim is possible and have not recorded any provision for to this claim.

Tabernaculo

In September 2005, Tabernaculo Comercial e Transportadora Ltda., or Tabernaculo, filed a claim against VCB seeking compensation for material damages in the amount of R$84.2 million and moral damages in an unspecified value alleging that we failed to perform two oral contracts entered with it. Tabernaculo argues that those breaches caused the discontinuance of the activities of the sales department and huge losses to its transportation area. We presented our response in September 2009, sustaining that (1) the statute of limitations had expired; (2) we did not change the general conditions of the reverse repurchase agreement; and (3) Tabernaculo was unable to conduct the business and caused its own insolvency. In August 2011, the court had denied the argument of the expiration of the statute of limitations alleged by us and determined the implementation of the expert examination requested by Tabernaculo, which has not yet been completed. The expectation of loss for the different claims under dispute is considered probable for 1% (R$1.5 million) of the amount involved and possible for the remaining amount (R$151.2 million). As of December 31, 2012, the amount under discussion was R$152.8 million and we had recorded a provision of R$1.5 million in connection with this claim.

Anti-Trust Matters

Administrative Proceedings by SDE

In 2003, the SDE initiated an administrative proceeding against the largest concrete producing Brazilian cement companies, including us. This proceeding relates to allegations by certain ready-mix concrete producers that the large cement companies may have breached Brazilian antitrust laws by not selling certain types of cement to ready-mix concrete companies. If our cement/concrete company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is applied, of our cement company’s annual after-tax revenues relating to the fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE continues to analyze these allegations, and it is not possible to foresee whether the agency intends to conduct further investigation. The expectation of loss under this matter is considered possible. We have established no provision for this matter.

In 2006, the SDE initiated an administrative proceeding against the largest Brazilian cement companies, including us. This proceeding relates to allegations of anti-competitive practices that include price fixing and the formation of a cartel. If our cement company is found to have violated these antitrust laws, it could be subject to administrative and criminal penalties, including an administrative fine that could range from 1.0% up to 30.0%, or range from 0.1% up to 20.0% if the new Brazilian antitrust law is

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

applied, of our cement company’s annual after-tax revenues relating to its fiscal year immediately prior to the year in which the administrative proceeding was initiated, and deriving from the cement business activities of Votorantim Industrial and its subsidiaries. The SDE issued a non-binding recommendation to CADE on November 10, 2011 to impose fines and other non-monetary penalties as set forth by the Brazilian antitrust law on the cement companies under investigation, including our Brazilian cement company, for breach of Brazilian antitrust laws. This opinion was sent to CADE for its analysis, but is not binding on CADE. There is no formal deadline for CADE to complete its review of this matter and issue its decision, so it may issue its decision at any time. The expectation of loss under these matters is considered possible. We have established no provision for this matters.

Civil Class Action – Cartel

The Office of the Public Prosecutor of Rio Grande do Norte filed a civil class action against the Company, together with eight other defendants, including several of Brazil’s largest cement manufacturers alleging breach of Brazilian antitrust laws as a result of alleged cartel formation, seeking that the defendants pay an indemnity, on a joint basis, in favor of the class action plaintiffs for moral and collective damages; and penalties under the Brazilian antitrust laws. Because the total amount of the claims in this civil class action is R$5,600 million and the claims allege joint liability, we have estimated that, based on our market share, our share of the liability would be approximately R$2,400 million. However, there can be no assurance that this apportionment would prevail and that we will not be held liable for a different portion, which may be larger, or for the entire amount of this claim. The expectation of loss under this matter is considered possible and we have established no provision for this claim.

22	Accounts Payable - Trading

Refers to purchases of certain raw materials from trading companies. The payment terms are up to 360 days with fees calculated over the total purchase value, and agreed between the parties, before or at the time of each commercial transaction.

23	Stockholders’ Equity

(a)	Capital

On January 20, 2011, the Stockholders’ Extraordinary General Meeting approved the capitalization of R$ 400,000 of profit reserves, increasing capital from R$ 2,327,212 to R$2,727,212.

On March 9, 2011, the Stockholders’ Extraordinary General Meeting approved a capital increase of R$ 14,613 through the issue 355,388 new common shares without par value, from R$ 2,727,212 to R$ 2,741,825. At December 31, 2011, the Company made a capital increase of R$ 4,199 by issuing 96,052 new registered common shares, without par value, raising capital from R$ 2,741,825 to R$ 2,746,024. The shares issued were fully subscribed and paid up by the parent company Votorantim Industrial S.A., with express consent of the Company’s other shareholders and waiver of their preemptive rights to the subscription of the shares issued.

At December 31, 2012, fully subscribed and paid-up capital was represented by 110,635,438 common shares without par value.

On April 5, 2013, the shareholders approved the conversion of 100 common shares into 100 preferred shares. The rights of preferred shares are identical to those of common shares including its rights with respect to dividends and allocation of net income except that preferred shares do not have voting rights (except on certain limited matters established by the by-laws). Preferred shares do have tag-along rights in the event of change of control and have priority in the repayment of capital in the event of liquidation.

On April 30, 2013, the shareholders approved a stock split by which 5,310,496,224 additional common shares have been issued to shareholders in exchange for their 110,635,338 common shares previously held. The quantity of shares outstanding at December 31, 2012 and December 31, 2011 after retrospective adjustment for the stock conversion and the stock split was 5,421,131,562 common shares and 100 preferred shares.

(b)	Legal reserve and profit retention reserve

The legal reserve is credited annually with 5% of net income for the year, and cannot exceed 20% of the capital. The purpose of the legal reserve is to ensure the sufficient capital is maintained. This reserve can be used only to increase capital and to offset accumulated losses.

The profit retention reserve was created to account for the retention of the remaining balance of retained earnings, in order to fund expansion projects pursuant to the Company’s investment plan.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Tax incentive reserve

The tax incentive reserve is constituted in accordance with article 195-A of the Brazilian Corporation Law (as amended by Law No. 11638 of 2007); this reserve is credited with the benefits of tax incentives, which are recognized in the statement of income for the year and allocated from retained earnings to this reserve. These incentives are not included in the calculation of the minimum mandatory dividend.

(d)	Cumulative other comprehensive income

For purchases of non-controlling interests, the difference between any consideration paid and the share acquired of the carrying value of the net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals for non-controlling interests are also recorded directly in stockholders’ equity.

	Exchange gains (losses) on investment abroad	Actuarial gains and losses on retirement benefits	Hedge of a net investment	Interest in comprehensive income of associated companies	TOTAL
At January 1, 2010	217,230	(54,188)	—	—	163,042
Exchange gains (losses) on investment abroad	(410,637)				(410,637)
Actuarial gains and losses on retirement benefits		(29,115)			(29,115)
Hedge of a net investment / cash flow hedge			140,139		140,139
Interest in comprehensive income of associated companies				85,575	85,575
Deferred income tax		9,899	(47,647)		(37,748)

At December 31, 2010	(193,407)	(73,404)	92,492	85,575	(88,744)

Exchange gains (losses) on investment abroad	426,054				426,054
Actuarial gains and losses on retirement benefits		(38,280)			(38,280)
Hedge of a net investment			(235,524)		(235,524)
Interest in comprehensive income of associated companies				(837)	(837)
Deferred income tax		13,015	80,078		93,093

At December 31, 2011	232,647	(98,669)	(62,954)	84,738	155,762

Exchange gains (losses) on investment abroad	483,871				483,871
Actuarial gains and losses on retirement benefits		(54,959)			(54,959)
Recycling of the accumulated net investment hedge reserve related to our investment in Cimpor (*)			238,038		238,038
Recycling of the accumulated translation differences related to our investment in Cimpor (*)	(72,291)				(72,291)
Recycling of other comprehensive income related to our investment in Cimpor (*)				4,328	4,328
Hedge of a net investment			(162,250)		(162,250)
Interest in comprehensive income of associated companies				(7,692)	(7,692)
Deferred income tax		18,686	(25,768)		(7,082)

At December 31, 2012	644,227	(134,942)	(12,934)	81,374	577,725

(*)	These amounts relate to the disposal of the Company’s equity investment in CIMPOR as described in Note 1a. The amounts are gross of income taxes of R$ 89,142.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(e)	Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporation Law.

The calculation of the amount of minimum dividends payable is as follows:

	2012	2011	2010
Net income for the year attributable to the owners of the parent, used for calculation of dividend	1,616,799	888,125	2,670,448
Legal reserve	(80,840)	(44,406)	(133,522)
Interest on stockholder’s equity	(178,667)
Tax incentive reserve	(25,190)	(2,799)

Dividend calculation basis	1,332,102	840,920	2,536,926

Minimum proposed dividends - 25% in accordance with by laws	333,026	210,230	634,232
Additional dividends approved	2,095,467	536,527	2,187,367

Total dividends approved	2,428,493	746,757	2,821,599

Dividends per share - R$	0.45	0.14	0.54

The minimum dividends and the already approved dividends at year end are accounted for as “Dividends payable” in the balance sheet. During 2012 the Company paid an amount of dividends of R$ 2,263,402 (2011 – R$ 683,782 and 2010 – R$2,610,543). In addition the interests on capital were fully paid at December 31, 2012.

24	Revenues

	2012	2011	2010
Sales	10,736,371	9,827,434	9,086,538
Services	1,334,364	1,378,121	1,237,124

	12,070,735	11,205,555	10,323,662
Taxes on sales and services and other deductions	(2,589,062)	(2,507,203)	(2,276,581)

Revenues	9,481,673	8,698,352	8,047,081

25	Other Operating Income (Expenses), Net

	2012	2011	2010
Non-income tax benefits	260,684	195,420	90,378
Impairment of investments		(586,538)
Revenue from co-processing	15,382	14,239	7,177
Recovery of taxes	12,688	23,881	10,746
Sales of energy	42,399	15,739	2,072
Loss on the sale of our investment in Yguazú	(7,657)
Gain from sale of scrap	11,766	10,044	10,151
Gain on sale of Property, plant & equipment	9,132	20,896	14,187
Other operating income (expenses)	(59,615)	10,387	52,528

	284,779	(295,932)	187,239

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

27	Expenses by Nature

	2012	2011	2010
Fuel costs	732,310	731,436	580,956
Maintenance	1,277,820	1,181,536	867,759
Electric power - consumption	578,935	585,546	479,231
Employee benefit expense	1,106,852	983,489	879,856
Raw material and consumables used	346,312	369,519	344,958
Depreciation, amortization and depletion	558,279	441,055	420,322
Transportation expenses	1,196,421	985,129	941,834
Services, miscellaneous	555,879	694,867	739,843
Packaging materials	173,601	158,018	137,043
Other expenses	928,706	679,237	508,975

Total selling and administrative expenses and distribution costs	7,455,115	6,809,832	5,900,777

	2012	2011	2010
Cost of sales and services	6,177,116	5,684,439	4,986,902
Selling expenses	609,992	595,402	500,731
General and administrative expenses	668,007	529,991	413,144

	7,455,115	6,809,832	5,900,777

28	Employee Benefit Expenses

	2012	2011	2010
Salaries and other remuneration	662,406	611,288	502,608
Retirement plans and post-employment benefits” (note 30)	3,956	(10,489)	3,313
Social charges	276,685	226,172	218,911
Social benefits	163,805	156,518	155,023

	1,106,852	983,489	879,855

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

29	Financial income (expenses), net

	2012	2011	2010
Income
Interest receivable on financial assets	242,797	179,273	40,224
Interest receivable on loans to related parties	274	1,134	230,362
Financial investment earnings interest	28,140	23,888	139,984
Other financial income	45,285	567	15,189

	316,496	204,862	425,759

Expenses
Interest payable on loans, financing and other	(657,394)	(479,402)	(261,051)
Interest payable on loans from related parties	(36,800)	(29,605)	(402,906)
Interest and monetary adjustment	(52,965)	(38,870)	(48,532)
Monetary adjustment of contingencies	(12,924)	(44,673)	(15,588)
Commission on financial transactions	(311)	(25,022)	(29,000)
Income tax witheld on interest remittances abroad	(18,561)	(33,130)	(4,453)
Tax on Financial Transactions (IOF)	(49,022)	(20,947)	(72,021)
Other financial expenses	(41,964)	(51,984)	(80,147)

	(869,941)	(723,633)	(913,698)

Net foreign exchanges gains (losses)	(381,819)	(253,643)	97,227

Net financial result	(935,264)	(772,414)	(390,712)

30	Pension Plan and Post-employment Health Care Benefits

The Company has a defined contribution plan for employees. Certain subsidiaries, however, have a defined benefit plan.

(a)	Defined contribution

The Company and VCNNE sponsor private pension plans administered by Fundação Senador José Ermírio de Moraes (FUNSEJEM), a private, not-for-profit, pension fund, which is available to all employees. Under the fund regulations, the contributions from employees to FUNSEJEM are matched based on their remuneration. For employees with remuneration lower than the limits established by the regulations, contributions up to 1.5% of their monthly remuneration are matched. For employees with remuneration higher than the limits, contributions of employees up to 6% of their monthly remuneration are matched. Voluntary contributions can also be made to FUNSEJEM.

After the contributions to the plan are made, no further payments are required by the Company.

(b)	Defined benefit

Votorantim Cement North America Inc. and Votorantim Cimentos N/NE have a defined benefit pension plan that also offers medical assistance and life insurance, among others. The cost of the retirement benefits and other benefits of these plans granted to eligible employees is determined by the projected benefit method on a “pro rata” basis for the service and management’s best estimates of returns on plan assets, salary adjustments, cost trends and the mortality rate and retirement age of the employees.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the balance sheet are determined as follows:

	2012	2011	2010
Projected benefit obligations for:
Benefit plans	497,082	414,470	377,372
Supplementary pension plans	29,166	23,892	21,973
Post-employment health benefits	80,866	62,806	70,079

	607,114	501,168	469,424

	2012	2011	2010
Recognized in the income statement
Pension plan benefits	(1,292)	(4,369)	(2,821)
Post-employment health benefits	5,248	(6,120)	6,134

	3,956	(10,489)	3,313

Recognized in other comprehensive income
Accumalated actuarial losses recognized in other comprehensive income of other years	149,498	111,218	82,103

Actuarial losses recognized in other comprehensive income for the year	54,959	38,280	29,115

	2012	2011	2010
Present value of funded obligations	607,114	501,168	469,904
Fair value of plan assets	422,561	367,097	356,315

Deficit	184,553	134,071	113,109
Asset ceiling	259	467	909

Balance Sheet	184,812	134,538	114,018

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The change in the fair value of the defined benefit obligation and of plan assets during the years is as follows:

Defined benefit obligation	2012	2011	2010
At January 1	501,168	469,424	414,255
Current service cost	3,892	4,332	3,808
Interest cost	24,434	24,371	23,609
Contributions by plan participants	3,140	2,067	2,747
Actuarial losses (gains)	52,695	18,074	31,990
Exchange variation	52,668	26,038	23,006
Benefits paid	(30,570)	(30,439)	(29,511)
Curtailments	(313)	(12,699)

At December 31	607,114	501,168	469,904

Plan assets	2012	2011	2010
At January 1	367,097	356,316	326,247
Expected return on plan assets	27,278	7,753	29,530
Actuarial gains (losses)	2,914	(338)
Employer contributions	19,712	20,375	15,167
Employee contributions	893	723	763
Benefits paid	(30,570)	(30,439)	(29,511)
Exchange variation	35,238	12,707	14,120

At December 31	422,562	367,097	356,316

The principal actuarial assumptions used were as follows:

	2012	2011	2010
	Brazil	Brazil	Brazil
VCNNE
Discount rate	8.2	8.2	8.2
Expected return on plan assets	3.6	5.0	5.0
Future salary increases	3.0	3.0	3.0
Health care cast trend rate	8.3	8.3	8.3

	2012	2011	2010
	Canada	Canada	Canada
VCNA
Discount rate	4.3	5.2	5.6
Expected return on plan assets	7.0	7.0	7.0
Future salary increases	2.5	2.5	2.5
Health care cast trend rate	8.3	8.3	6.0

The above stated expected rate of return was determined based on projections of return for each asset included in the plan assets, as detailed below. For fixed income assets the interest rates were based on their gross redemption yields as at the end of the reporting period. Expected return on equity investments reflect long-term real rates of return experienced in the respective markets.

The actual return on our plan assets over 2012 was R$27,728 thousand (2011: R$7,753 thousand).

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

(c)	Post-employment benefits (pension and medical)

The assets of the principal health care and pension plan (Votorantim Cement North America Inc.) are comprised as follows:

	2012	2011	2010
Cash and cash equivalents	5,788	3,671	7,126
Equity instruments	178,534	183,548	195,973
Fixed-income fund	174,963	179,878	153,217
Income fund (multimarket)	63,276

	422,561	367,097	356,316

31	Tax benefits

The Company and its subsidiaries have tax incentives related to:

(a) Income tax on profit from operations in certain areas: The Company and its subsidiary Votorantim Cimentos N/NE S.A. have a benefit of partial reduction of the income tax due, related to some regional operations with cement, mortar and clinker. The tax incentive is measure based on the taxable operating profit measured as determined by the rules tax incentive (identified as “exploration profit”) of the specific projects that are benefited from the incentive during a fixed period of time established by the tax authorities. The Company’s tax incentives expire in different periods from 2012 to 2020. Under the rules of the benefit an amount equal to the tax benefit (the reduction in income tax) must be allocated to a reserve account (“Tax incentive reserve”) within shareholders equity of the legal entity which has the benefit and the balance of such reserve can not be distributed to the stockholders.

The amount of the reduction in tax payable can also be used for the acquisition of new equipment for the operation which has the tax benefit (requiring approval by the relevant regulatory agency, either the Superintendency for the Development of the Amazon (SUDAM) or the Superintendency for the Development of the Northeast Region (SUDENE)). When the reinvestment is approved, an amount equal to the tax benefit must be allocated to the Tax incentive reserve described above.

(b) Ceará Industrial Development Fund (FDI II Program): The subsidiary VCNNE has tax incentives with respect to ICMS from state industrial development programs consisting of financing or deferral of payment of taxes and the reductions of the taxes due. The purpose of these state programs is to promote in the long term the development of industrial activities in the state of Ceará.

The periods and terms of the reduction in the taxes are established in the tax legislation. The reduction in the amount of the ICMS taxes due is recorded in the income statement either in the period of measurement of the tax or when the Company meets the conditions established by the state programs in order to receive the benefit under “Other operating income (expenses), net”.

The reduction of the amount due ICMS are fixed and vary from 64% to 75% of the ICMS due. The remaining ICMS due has it payment deferred with respect to regular dates for payments and the amounts due are adjusted either based on a general price index or based on fixed interest rates. The Company’s tax incentives expired in periods from 2016 to 2020.

(c) PRÓ-DF II program: The Company has tax incentives from state industrial development programs consisting of financing or deferral of payment of taxes. The purpose of this state program is to promote in the long term the expansion of the local economic capacity of production of goods and services and job generation, and to foster the economic and social development of the Federal District in a sustainable and integrated manner.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The amount of ICMS that can be paid over a deferred period is 70% of the ICMS payable on the sale of cement. The ICMS due under the benefit has it payment deferred with respect to regular dates for payments and the amounts due are adjusted either based on a general price index or based on fixed interest rates. The benefit is granted for a period of 300 months as from June 2010 or until the amount of ICMS taxes deferred using the benefit achieves the total amount of the benefit granted by the state.

32	Non-current assets and liabilities of business held for sale

As described in Note 1.a, the Company acquired operations in Spain, Morocco, Tunisia, Turkey, India and China. The Company does not intend to continue operations in China and has developed a plan to sell these assets and liabilities. Consequently, these assets and liabilities are included in a group held for sale and are presented in a separate line in the balance sheet. Management expects the completion of the sale within a period of one year.

12/31/2012
Property, plant and equipment	301,385
Goodwill	233,888
Intangible assets	42,358
Inventories	38,787
Other assets	84,796

701,214

12/31/2012
Other account payables	213,190
Other current liabilities	27,019
Provisions	33,895

Total	274,104

33	Insurance Coverage

Pursuant to the Company’s Insurance Management Corporate Policy, different types of insurance policies are contracted, such as operational risk and civil liability insurance, to protect assets against production interruptions and for damages caused to third parties.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil, Canada and the United States, for which the coverage and conditions are considered by the Company’s management appropriate for the risks involved.

For the main plants in Brazil and operations in North America, an “All Risks” policy is contracted for all assets, including coverage against losses resulting from production interruptions.

The operational insurance coverage at December 31, 2012 is as follows:

Assets	Type of coverage	Insured amount
Facilities and equipment	Property damage	13,808,560
	Loss of profits	2,459,934

		16,268,494

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Operational and civil liability risk insurance of the Pedra do Cavalo hydroelectric power plant - VCNNE

An “All Risks” insurance policy for operational risks is contracted annually for the Hydroelectric Power Plant, with a total insured amount of R$ 199,050. The Company has a civil liability policy for this plant, for which the coverage and conditions are considered by the Company’s management as adequate for the risks involved.

34	Financial information by operating segment and entity-wide disclosures

(i)	Introduction

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources to the segments and to assess their performance. We have defined our Chief Executive Officer to be the CODM.

For management purposes, the Company is organized by geographical areas and has three operating segments which are based on location of the Company’s main assets, as follows (1) Brazil (including our operations in other countries in South America) (2) North America, and (3) Europe, Africa and Asia (which includes operations in Spain, Turkey, Morocco, Tunisia, India and China).

Each of these operating and reportable segments derives its revenues from the sale of the following lines of products:

1.	Cement;

2.	Concrete / Ready Mix;

3.	Aggregates, and

4.	Other construction materials.

We have summarized the financial information of these operating segments and the revenue related to these product lines below. The key financial performance for management of the reportable segments is Adjusted EBITDA which is reported on a monthly basis to the CODM for each of our operating segments (Brazil, North America, and Europe, Africa and Asia). Adjusted EBITDA is calculated based on the sum of operating profit, depreciation, amortization, depletion plus any other non-cash items included in operating profit that are assessed by the Company’s management as exceptional. Adjusted EBITDA can be reconciled to our net income since Adjusted EBITDA can also be defined as net income plus/less financial income (expenses), net plus income tax and social contribution plus depreciation or amortization and depletion less equity in results of investees plus dividends received from investees less exceptional non-cash items. Non-cash items considered by management as exceptional and excluded in measuring Adjusted EBITDA in the periods presented correspond to the gain of R$1,672,429 recognized in 2010 in connection with the exchange of assets related to our acquisition of and to the gain on the disposal of our investment in Cimpor amount to R$266,794 in 2012 an equity interest in Cimpor, to the impairment loss of R$ 586,538 recognized in 2011.

As result of using Adjusted EBITDA for measuring performance of our operating segments we do not include financial income and expense, income tax expense and equity in investees as part of such measurement and as a result such information is not disclosed in the tables below.

The accounting policies of the operating segments are the same as the Company’s accounting policies described in Note 2. The amounts presented under Brazil include also amounts related to our only subsidiary consolidated in South America (Itacamba Cemento S.A. based in Bolivia) which represents less than 1% of revenue and Adjusted EBITDA of the amounts disclosed under Brazil. All the other interests of the Company accounted for following the equity method and the equity in the results of investees is a reconciling item between the Adjusted EBITDA and net income.

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

Information by operating segments

	Period ended December 31, 2012
		North	Europe, Africa
	Brazil	America	and Asia	Consolidated
Revenues	7,705,102	1,776,571		9,481,673
Operating profit before results from investments and financial results	2,492,561	85,550		2,578,111
Depreciation, amortization and depletion	(348,231)	(210,048)		(558,279)
Adjusted EBITDA	2,775,052	295,598		3,070,650
Capital expenditure	(1,422,528)	(77,563)		(1,500,091)
Total assets	15,492,404	4,501,324	3,968,326	23,962,054

	Period ended December 31, 2011
		North
	Brazil	America	Consolidated
Revenues	7,250,396	1,447,956	8,698,352
Operating profit before results from investments and financial results	1,564,403	28,185	1,592,588
Depreciation, amortization and depletion	(267,297)	(173,758)	(441,055)
Adjusted EBITDA	2,574,828	201,943	2,776,771
Capital expenditure	(1,656,839)	(66,222)	(1,723,061)
Total assets	14,468,715	4,160,482	18,629,197

	Period ended December 31, 2010
		North
	Brazil	America	Consolidated
Revenues	6,538,100	1,508,981	8,047,081
Operating profit before results from investments and financial results	3,942,611	63,361	4,005,972
Depreciation, amortization and depletion	(220,289)	(200,033)	(420,322)
Adjusted EBITDA	2,542,366	263,394	2,805,760
Capital expenditure	(912,370)	(52,025)	(964,395)
Total assets	12,600,766	3,771,516	16,372,282

*	There are no sales between the operating segments

Votorantim Cimentos S.A.

Notes to the Consolidated Financial Statements

at December 31, 2012

All amounts in thousands of reais, unless otherwise indicated

The following table reconciles Adjusted EBITDA for our operating segments to our net income:

	Note		12/31/2012	12/31/2011	12/31/2010
Reconciliation of net income to Adjusted EBITDA
Net income			1,640,483	854,792	2,680,424
Plus (less):
Financial income (expenses), net			935,264	772,414	390,712
Income tax and social contribution			(142,250)	277,135	1,126,821
Depreciation, amortization and depletion			558,279	441,055	420,322
Equity in the results of investees			144,614	(311,753)	(191,985)

EBITDA before results of investees			3,136,390	2,033,643	4,426,294

Adjusted EBITDA
Dividends received			193,377	156,590	51,895
Exceptional items
Impairment of investiments	15	(d)		586,538
Loss on disposal of equity investments	1	(c)	7,657
Gain on transfer of assets - Cimpor	1	(a)			(1,672,429)
Gain on disposal of equity investments	1	(a)	(266,774)

Adjusted EBITDA			3,070,650	2,776,771	2,805,760

Revenue by line of products

	Period ended December 31, 2012
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	6.297.428	2.099.121	378.932	706.192	9.481.673

	Period ended December 31, 2011
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	5.890.923	1.880.745	371.850	554.834	8.698.352

	Period ended December 31, 2010
	Cement	Ready Mix / Concrete2	Aggregates	Others	Total
Revenues from external customers	5.472.401	1.789.321	303.567	481.793	8.047.081

35	Subsequent events

(i)	On January 10, 2013, we acquired an additional 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau in China, for a purchase price of €10.4 million. This additional interest has been acquired in order to be sold in conjunction with the controlling interest acquired as part of the 2012 Cimpor Asset Exchange.

(ii)	On January 31, 2013, we made a dividend payment of R$100.0 million to VID.

(iii)	In January 2013, VCEAA prepaid US$ 200 million of a loan maturing in February 2014 with the objective of reducing gross debt. The current balance of this loan is US$ 234.1 million.

(iv)	On April 2, 2013, Votorantim Cement North America Inc. further amended the terms of a syndicated loan, with an aggregate principal amount of US$450.0 million, to extend the final maturity of the term loans and the revolving loans through March 31, 2018.

(v)	On April 3, 2013 the Company acquired from Votorantim Andina S.A. (an entity controlled by the Company’s controlling shareholder VID) an additional 38.39% interest in each Cementos Artigas S.A. and Cementos Avallenada S.A. The combined consideration paid was EUR 154.6 million (R$402 million). With the additional interests acquired the Company now holds 51% in Cementos Artigas S.A. and 49% in Cementos Avallenada S.A. In relation to Cementos Artigas the transfer was based on the carrying amount, while for Cementos Avellaneda S.A. it was based on its fair value.

(vi)	On April 16, 2013, we acquired an aggregate 30% equity interest in Cimpor Macau in China. These acquisitions were part of our strategy to facilitate the proposed sale of our operations in China.

(vii)	On April 16, 2013, we disposed of our 48% equity investment in C+PA Cimento e Produtos Associados S.A. for an amount of EUR 23.3 million.

(viii)	On April 18, 2013 we acquired an additional 1.549% equity interest on Cemento Bio Bio S.A. through a transaction on the Santiago Stock Exchange, and as a result, we hold a 16.70% equity interest in such company.

(ix)	On May 2, 2013, VCEAA prepaid US$15.0 million of a loan maturing in February 2014. The current balance of this loan is US$219.1 million.

(x)	See Note 23 for a description of the conversion of common shares into preferred shares and the stock split approved on April 30, 2013.

Deloitte, S.L. Avda. Garcia Barbón, 106 36201 Vigo España Tel.: +34 986 81 55 00 Fax: +34 986 81 55 06 www.deloitte.es
INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Votorantim Cimentos EAA Inversiones, S.L.:

We have audited the accompanying carve-out combined statements of financial position of the Cimpor Target Businesses, which have been carved-out of CIMPOR—Cimentos de Portugal SGPS S.A., as described in Note 1 of the carve-out combined financial statements as of December 31, 2012 and 2011, and the related carve-out combined statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the carve-out combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with International Financial Reporting Standards as issued by the International Auditing Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor Responsibility

Our responsibility is to express an opinion on these carve-out combined financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of the Cimpor Target Businesses as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Auditing Standards Board.

Emphasis of Matter

The accompanying carve-out combined financial statements have been prepared using the basis of preparation explained in Note 2. Additionally, as discussed in Note 1, the carve-out combined financial statements have been prepared as a combination of the historical accounts of the companies that compose the Cimpor Target Businesses, therefore these carve-out combined financial statements may not be reflective of the actual level and structure of the debt and the financial costs related which would have been incurred had the Cimpor Target Businesses operated as a separate business apart from CIMPOR—Cimentos de Portugal SGPS S.A.

/s/ Deloitte, S.L.

Vigo, Spain
April 4, 2013

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8º, folio 188, hoja M-5441, Inscripción 96º, C.I.F.: B-79104469.

Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid

Cimpor Target Businesses

Carve-out combined financial statements and notes

related thereto for the years ended

31 December 2012 and 31 December 2011

CIMPOR TARGET BUSINESSES

CARVE-OUT COMBINED STATEMENT OF FINANCIAL POSITION

FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

(Thousand Euros)

	Notes	31/12/12	31/12/11
Non-current assets:
Goodwill	13	158,025	520,342
Other Intangible assets	14	10,303	36,635
Property, plant and equipment	15	556,771	950,786
Investments in associates	16	4,617	9,716
Other investments	18	598	734
Deferred tax assets	12	23,402	25,455
Other receivables	19	6,266	8,931
Tax receivables	20	—	206
Other non-current assets	21	3,504	1,388

Total non-current assets		763,488	1,554,193

Current assets:
Inventories	22	96,950	125,285
Trade receivables and advances to suppliers	23	104,567	145,911
Other receivables	19	3,501	22,897
Tax receivables	20	14,574	28,388
Cash and cash equivalents	40	65,380	57,470
Other current assets	21	1,102	1,339
Non-current assets held for sale	35	220,507	12,069

Total current assets		506,581	393,359

Total assets		1,270,067	1,947,552

Equity:
Reserves		1,204,482	1,012,628
Translation currency differences	24	(139,991)	(148,435)
Profit / (Loss) for the year		(613,814)	6,703

Equity attributable to the holders of the parent		450,677	870,896
Non-controlling interests	25	28,911	65,160

Total equity		479,588	936,056

Non-current liabilities:
Borrowings	28	8,226	29,531
Finance leases	29	69	15,898
Deferred tax liabilities	12	41,547	76,243
Employee benefits	26	9,025	7,314
Provisions	27	35,222	37,830
Other payables	31	490	21
Related parties	39	300,605	476,762
Other non-current liabilities	32	4,214	5,878

Total non-current liabilities		399,398	649,477

Current liabilities:
Trade payables and customer advances	33	87,440	105,473
Tax payables	20	22,026	29,099
Finance leases	29	27	1,634
Borrowings	28	15,269	98,115
Employee benefits	26	53	—
Provisions	27	21,231	830
Other payables	31	17,308	34,199
Related parties	39	—	85,098
Other current liabilities	32	5,073	7,569
Liabilities directly associated with the assets classified as held for sale	35	222,654	—

Total current liabilities		391,083	362,018

Total liabilities		790,479	1,011,495

Total equity and liabilities		1,270,067	1,947,552

The accompanying notes form an integral part of these carve-out combined financial statements

CIMPOR TARGET BUSINESSES

CARVE-OUT COMBINED STATEMENT OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

(Thousand Euros)

	Notes	2012	2011
Sales		569,592	640,811
Services rendered		5,533	7,473
Other operating income	6	13,320	20,023

Total revenue		588,446	668,307

Cost of sales	7	(173,695)	(208,997)
Utilities and outside services		(221,617)	(225,306)
Personnel costs	8	(113,113)	(86,129)
Depreciation and amortisation charge	14, 15	(73,212)	(79,241)
Provisions and impairment losses	13, 14, 15	(562,931)	(10,518)
Other operating expenses	9	(29,169)	(15,067)

Total expenses		(1,173,736)	(625,257)

Profit / (Loss) from operations		(585,291)	43,050

Financial costs	10	(25,233)	(29,745)
Financial income	10	8,734	6,660
Result of companies accounted for using the equity method	10	(5,101)	(91)
Income from investments	10	42	(143)

Profit / (Loss) before tax from continuing operations		(606,849)	19,732

Income tax (expense) benefit	11	15,756	(6,358)

Profit / (Loss) for the year from continuing operations		(591,093)	13,373

Discontinued operations	34	(51,366)	(1,686)

Profit / (Loss) for the year		(642,458)	11,688

Attributable to:
Equity holders of the parent		(613,814)	6,703
Non-controlling interests		(28,644)	4,985
		(642,458)	11,688
Other comprehensive income
Translation currency differences		9,232	(44,792)
Net movement on cash flow hedges	30	(144)	(238)
Income tax effect		43	71
Actuarial gains on defined benefit plans		1,989	903
Income tax effect		(597)	(271)
Other comprehensive income (loss) for the year, net of tax		10,523	(44,326)
Total comprehensive income for the year net of tax		(631,935)	(32,638)
Attributable to:
Equity holders of the parent		(604,011)	(50,014)
Non-controlling interests		(27,924)	17,376

		(631,935)	(32,638)

The accompanying notes form an integral part of these carve-out combined financial statements

CIMPOR TARGET BUSINESSES

CARVE-OUT COMBINED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

(Thousand Euros)

	Reserves	Profit / (Loss)	Translation currency differences	Equity attributable to the holder’s of the parent	Non-controlling interests	Total equity
Balances at 1 January 2011	1,045,205	—	(91,252)	953,953	59,372	1,013,325
Combined net profit for the year	—	6,703	—	6,703	4,985	11,688
Results recognized directly in equity	466	—	(57,183)	(56,717)	12,391	(44,326)

Total comprehensive income for the year	466	6,703	(57,183)	(50,014)	17,376	(32,638)
Dividends	(33,043)	—	—	(33,043)	(11,588)	(44,631)

Balances at 31 December 2011	1,012,628	6,703	(148,435)	870,896	65,160	936,056

Combined net loss for the year	—	(613,814)	—	(613,814)	(28,644)	(642,458)
Results recognized directly in equity	1,359	—	8,444	9,803	720	10,523

Total comprehensive income for the year	1,359	(613,814)	8,444	(604,011)	(27,924)	(631,935)
Appropriation of combined profit of 2011:
Transfer to legal reserves and retained earnings	6,703	(6,703)	—	—	—	—
Dividends	(34,603)	—	—	(34,603)	(8,813)	(43,416)
Capital increases (Note 39.3)	218,612	—	—	218,612	1,010	219,622
Other	(217)	—	—	(217)	(522)	(739)

Balances at 31 December 2012	1,204,482	(613,814)	(139,991)	450,677	28,911	479,588

The accompanying notes form an integral part of these carve-out combined financial statements

CIMPOR TARGET BUSINESSES

CARVE-OUT COMBINED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

(Thousand Euros)

	Notes	2012	2011
Operating activities:
Receipts from clients		766,242	826,646
Payments to suppliers		(510,174)	(544,265)
Payments to employees		(93,650)	(88,758)

Cash flow generated by operations		162,417	193,622
Income tax recovered / (paid)		(19,378)	(19,508)
Other receipts relating to operating activities		(61,077)	(42,068)

Cash flow from other operating activities (1)		81,962	132,047

Investing activities:
Receipts relating to:
Other receivables		3,204	13
Property, plants and equipments		209	322
Interests and similar income		2,681	2,213
Dividends received		—	660
Other		417	3

		6,511	3,211

Payments relating to:
Other investments		(1,046)	(926)
Property, plants and equipments		(40,268)	(48,835)
Intangible assets		(1,445)	(1,268)
Other	39.4	(723)	(8,542)

		(43,482)	(59,571)

Cash flow used in investing activities (2)		(36,971)	(56,359)

Financing activities:
Receipts relating to:
Borrowings		26,865	55,431
Capital increase	39.3	219,622	—
Other		232	22

		246,719	55,454

Payments relating to:
Borrowings		(159,250)	(46,767)
Interest and similar expenses		(31,138)	(26,820)
Dividends		(41,879)	(42,461)
Other		(1,271)	—

		(233,538)	(116,048)

Cash flow used in financing activities (3)		13,180	(60,595)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		58,171	15,093
Effect of exchange rate changes		(3,947)	10,440
Cash and cash equivalents at the beginning of the year		11,169	(14,365)
Cash and cash equivalents at the end of the year (Note 40) (*)		65,393	11,169

(*)	The balance of “Cash and cash equivalents at the end of the year” as of December 31, 2012 includes 5,770 thousand euros of cash and cash equivalents corresponding to China (Note 35).

The accompanying notes form an integral part of these carve-out combined financial statements

NOTES TO THE CARVE-OUT COMBINED FINANCIAL STATEMENTS OF THE CIMPOR

TARGET BUSINESSES FOR THE YEARS ENDED

31 DECEMBER 2012 and 2011

(Thousands of Euros)

1. INTRODUCTORY NOTE

On 3 February 2010, the Brazilian Company, Votorantim Cimentos S.A. (“Votorantim”) and Companhia Nacional de Cimento Portland (“Lafarge Brasil”) entered into a share exchange agreement whereby Lafarge Brasil transferred to Votorantim shares of CIMPOR – Cimentos de Portugal SGPS S.A. (“CIMPOR”), representing 17.28% of the outstanding shares of this Portuguese-domiciled company. Subsequently, on 11 February 2010, Votorantim acquired from third parties an additional 3.93% of the outstanding shares in CIMPOR, increasing its holdings to 21.21% of CIMPOR.

In March 2012, the Camargo Corrêa Group, a Brazilian company, launched a takeover bid on CIMPOR. The takeover bid was approved in June 2012 and from then on the Camargo Corrêa Group has controlled CIMPOR.

On 25 June 2012, Votorantim and two of the Camargo Corrêa Group subsidiaries—Camargo Correa Cimentos Luxembourg S.à.r.l. and InterCement Austria Holding GmbH (“InterCement”) , which at that time held 72.9% of CIMPOR—entered into an agreement to carry out a corporate restructuring in CIMPOR by an exchange, under which:

— The CIMPOR´s subsidiaries held through CIMPOR INVERSIONES, S.A.—100% owned by CIMPOR—located in seven countries (Spain, Morocco, Tunisia, Turkey, China, India and Peru, which are detailed in Note 4 and collectively referred to as “Cimpor Target Businesses”), together with a portion equivalent to 21.21% of the consolidated net debt of Cimpor, will be transferred to Votorantim, in exchange for Votorantim´s 21.21% interest in CIMPOR.

This exchange resulted in a complete separation between Votorantim and Camargo Corrêa Group as shareholders of CIMPOR and Cimpor Target Businesses and after the transaction Votorantim ceased to be a shareholder of CIMPOR and acquired control of the former CIMPOR subsidiaries in the countries mentioned above. The basis of Votorantim in the assets of Cimpor Target Businesses acquired and the consolidated net debt assumed has not been pushed down to these carve-out combined financial statements. In order to accomplish this exchange:

1. A holding company, Votorantim Cimentos EAA Inversiones, S.L. (“VCEAA” or the “Company”), was incorporated by CIMPOR in Spain on 8 October 2012 to hold the 100% ownership interests in Cimpor Target Businesses.

2. The 100% ownership interests in the companies composing the Cimpor Target Businesses together with a 21.21% of the consolidated net debt of CIMPOR as of 30 November 2012 (long-term and short-term debt, and cash) were contributed to VCEAA by CIMPOR on 21 December 2012.

3. On 21 December 2012 CIMPOR INVERSIONES, S.A exchanged with Intercement Austria Holding GMBH 100% of the shares of VCEAA for 100% of Intercement Austria Equity Participation GMBH (100% subsidiary of InterCement) including the assets and operations of cement and concrete in South America (Brazil, Argentina and Paraguai) and in Angola.

4. On 21 December 2012 Votorantim exchanged with Intercement the 21.21% interest in CIMPOR it hold for 100% of the shares of VCEAA.

5. Pursuant to the terms and conditions of the asset exchange, Votorantim was obligated to pay 57 million euro to InterCement on 21 January 2013.

The carve-out combined financial statements include only the assets, liabilities, income and expenses, that are specifically identifiable to the Cimpor Target Businesses. They do not take into account any business activities carried out by VCEAA. In this regard, it should be noted that these carve-out combined financial statements do not include the financial net debt received by VCEAA equivalent to 21.21 % of the consolidated net debt of Cimpor amounting 434 million USD, nor the foreign exchange gain generated for this debt between the date of contribution of the debt from Cimpor to VCEAA (15 November and 31 December 2012) amounting to 11 million Euros. Additionally Votorantim contributed on 28 December 2012 to VCEAA a holding company (Votorantim Europe, S.L.) whose assets and liabilities mainly consist of financial investments amounting to 64 million Euros, cash and cash equivalents amounting 230 million Euros and financial liabilities amounting 64 million Euros. Although Votorantim Europe was part of VCEAA as of 31 December 2012, the net assets and the results of operations of Votorantim Europe are excluded from these carve-out combined financial statements as they are not related to the Cimpor Target Businesses. Therefore, these carve-out combined financial statements are composed by the Cimpor Target Businesses and neither VCEEA nor the mentioned reorganization transactions have been considered in these carve-out combined financial statements.

After the approval as of 21 December 2012 of all legal stages required for this restructuring, Votorantim controlled VCEAA and started to operate in the area of economic activities of the Cimpor Target Businesses. As of that date (the acquisition date), Votorantim (the acquirer), received ownership of 100% of VCEAA, obtaining control over VCEAA and the Cimpor Target Businesses, in exchange of its 21.21% of the shares in CIMPOR. Votorantim recognized in its consolidated financial statements, the goodwill, the other identifiable assets acquired and the liabilities assumed from VCEAA (the acquiree) at their acquisition date fair values. Votorantim’s basis in the assets and liabilities of VCEAA has not been pushed down to these carve-out combined financial statements. None of the transactions described results in a business combination under IFRS 3 from the perspective of these carve-out combined financial statements.

Among the assets within the Cimpor Target Businesses controlled by Votorantim as from 21 December 2012 are 13 cement plants, 78 concrete production centres, 22 aggregate plants, 5 mortar production one lime unit and 29 limestone quarries, with total annual installed cement capacity of 16.3 million tons units located in these various countries.

The accompanying carve-out combined financial statements and the notes related thereto of the Cimpor Target Businesses for the years ended 31 December 2012 and 2011 (the “carve-out combined financial statements”) have been prepared as a combination of the historical accounts of the companies that compose the Cimpor Target Businesses.

Since the Cimpor Target Businesses are comprised of complete legal entities, no allocation of corporate assets, liabilities, income and expenses has been necessary.

The management of Votorantim decided prior to 31 December, 2012 to dispose the business in China. As a result and following the provisions of IFRS 5, the assets and liabilities directly associated with the business in China have been classified as non-current assets held for sale and liabilities directly associated with the assets classified as held for sale. Also, the results net of tax of the business for the periods ended 31 December 2012 and 2011 have been presented under the heading “discontinued operations”.

2. BASIS OF PRESENTATION OF THE CARVE-OUT COMBINED FINANCIAL STATEMENTS ON THE CIMPOR TARGET BUSINESSES

2.1. Basis of presentation

The carve-out combined financial statements were prepared by the Directors of VCEAA using accounting policies as required by and in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applied in preparing the consolidated financial statements and accounting records of CIMPOR using the historical results of operations and historical cost basis of the assets and liabilities of CIMPOR that include the Cimpor Target Businesses. IFRS comprise standards and interpretations issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of VCEAA has authorized the issuance of these combined carve-out combined financial statements as of 2 April 2013.

The accompanying carve-out combined financial statements are the first set of financial statements the Cimpor Target Businesses have issued. As this is the first time the financial statements of the Cimpor Target Businesses have been prepared, this is also the first time this entity has issued financial statements prepared in accordance with IFRS. The statement of financial position as of 1 January 2011 (beginning of the comparative period) and IFRS 1 disclosures have not been presented since the entities that comprise the Cimpor Target Businesses have historically presented financial information for periods before 31 December 2011 in accordance with a range of different GAAPs. Additionally, the entities comprising the Cimpor Target Businesses have prepared information in accordance with IFRS that have been used in the preparation of the consolidated financial statements of CIMPOR and there is no difference between such information and the accompanying carve-out combined financial statements.

These carve-out combined financial statements have been prepared with the sole purpose of demonstrating its historical results of operations, financial position, and cash flows for the indicated period under CIMPOR’s management. The legal entities forming part of the Cimpor Target Businesses are detailed in Note 4. All intercompany balances and transactions within the Cimpor Target Businesses have been eliminated. Transactions and balances between the Cimpor Target Businesses, CIMPOR and its subsidiaries and Votorantim and its subsidiaries (including VCEAA) are reflected as related party transactions within these carve-out combined financial statements.

The carve-out combined financial statements include the assets, liabilities, income and expenses that are specifically identifiable to the Cimpor Target Businesses. Income taxes have been accounted for in these carve-out combined financial statements as described in Note 11. Debt specific to the Cimpor Target Businesses has been reflected in these carve-out combined financial statements as described in Note 28.

The amounts recorded for these transactions are not necessarily representative of the amount that would have been reflected in the financial statements had the businesses been entities that operated independently of CIMPOR. Consequently, future results of operations should the Cimpor Target Businesses be separated from CIMPOR will include costs and expenses that may be materially different than the Cimpor Target Businesses’ historical results of operations, financial position, and cash flows. Accordingly, the carve-out combined financial statements for these periods are not indicative of the Cimpor Target Businesses’ future results of operations, financial position, and cash-flows.

The figures shown in these carve-out combined financial statements are presented in thousands of Euros unless otherwise indicated.

2.2.	Critical accounting judgements / estimates

The preparation of financial statements in conformity with IFRS as issued by the IASB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

These carve-out combined financial statements are based on the best knowledge existing at the time of its preparation. The significant estimates and assumptions made by the Directors of the Company in preparing these carve-out combined financial statements include assumptions used in estimating the following items:

•	Impairment of non-current assets

The determination of a potential impairment loss can arise as result from the occurrence of several events, such as future availability of financing, capital cost or any other changes, either internal or external.

The identification of impairment indicators, cash-generating units, the estimate of the future cash flows and the determination of the assets’ recoverable amount, growth rates are subject of a high level of management judgements by the Directors.

•	Impairment of goodwill

Goodwill is subject to annual impairment tests or whenever there are indications of a possible loss in value, in accordance with the policy mentioned in Note 3.5. The recoverable amounts of the cash-generating units to which goodwill has been allocated, are determined according to the expected cash flows. The calculation of the realization of these amounts requires the use by the Management of estimates regarding the future evolution of the activity and the discount rates considered.

•	Allowance for doubtful receivables

The credit risk associated to accounts receivable is evaluated at the end of each reporting period, taking into account the clients’ historical information and their risk profile. The accounts receivable are adjusted by the assessment performed by the management of the estimated collection risks at the statement of financial position dates, which might differ from the effective risk to incur.

•	Useful lives of “Other intangible assets” and “Property, plant and equipment”

The useful life of an asset is the time period during which an entity expects that an asset will be usable and it must be reviewed at least at the end of each economical year.

The determination of the assets useful lives, amortization / depreciation method to apply and of the estimated losses resulting from the early replacement of equipment, due to technological obsolescence, is essential to determine the amount of amortization / depreciation charge to the statement of profit and loss and other comprehensive income of each year.

These parameters are defined according to management’s best estimate, for the assets and businesses in question, considering as well the best practices adopted by companies operating in the same sector.

•	Provision recognition

The management analyses periodically possible obligations that arise from past events that should be recognized or disclosed. The subjectivity inherent to the determination of the probability and amount of internal resources required to settle the obligations, might lead to significant adjustments, either by the variation of the assumptions used or by the future recognition of provisions previously disclosed as contingent liabilities.

•	Recognition of deferred tax assets

Deferred tax assets are only recognised when there is reasonable expectation that there will be sufficient future taxable income to utilise them or when there are deferred tax liabilities whose reversal is expected to occur in the same period of the reversal of the deferred tax assets. The carrying amount and the realization of deferred tax assets is reviewed by management at the end of each reporting period and it takes into consideration the business plans approved by management.

•	Retirement and healthcare benefits

An actuarial valuation made by independent experts and based on economic and demographic indicators is performed each year in order to assess the liabilities resulting from retirement and healthcare benefits granted to the employees.

Although these estimates were made on the basis of the best information on the events analysed available at 31 December 2012 and 2011, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

•	Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques that are commonly used by the financial markets.

As such, in reaching estimates of fair value, management judgment needs to be exercised. The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters and modelling techniques.

The Group’s financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For certain instruments, the fair value is determined using valuation techniques appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models. Management judgment is required in the selection and application of the appropriate parameters and modelling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Company believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Company follows methodologies that consider factors such as bid-ask spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Company’s own credit risk in relation to financial liabilities which are at fair value through profit or loss).

•	Disposal groups

Note 3.11 described the accounting policy applied to the classification of non-current assets held for sale when management decides to dispose an asset or group of assets, and the liabilities directly associated with them. As of 31 December 2012 the management has decided to dispose the business in China which is considered a major line of business in accordance with the requirements of IFRS 5 (Notes 34 and 35).

2.3.	New accounting standards and its impact in the carve-out combined financial statements

The following standards, interpretations, amendments and revisions approved by the IASB with mandatory application in the financial years beginning on or after 1 January 2011 and on or after 1 January 2012 , and which have had an impact on the carve-out combined financial statements, were adopted for the first time in the years in which they were applicable:

•

Amendments to IAS 32—Classification of Rights Issues (mandatory for years beginning as of 1 February 2010): The amendments address the classification of certain rights issues denominated in a foreign currency as either equity instruments or as financial liabilities. Under the amendments, rights, options or warrants issued by an entity for the holders to acquire a fixed number of the entity’s equity instruments for a fixed amount of any currency are classified as equity instruments in the financial statements of the entity provided that the offer is made pro rata to all of its existing owners of the same class of its non-derivative equity instruments. Before the amendments to IAS 32, rights, options or warrants to acquire a fixed number of an entity’s equity instruments for a fixed amount in foreign currency were classified as derivatives. The amendments require retrospective application.

•	Improvements to IFRSs issued in 2010 (mandatory for years beginning as of 1 February 2010).

•

Amendments to IFRIC 14 (mandatory for years beginning as of 1 January 2011): Prepayments of a Minimum Funding Requirement—IFRIC 14 addresses when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19; how minimum funding requirements might affect the availability of reductions in future contributions; and when minimum funding requirements might give rise to a liability. The amendments now allow recognition of an asset in the form of prepaid minimum funding contributions.

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (mandatory for years beginning as of 1 July 2010): The Interpretation provides guidance on the accounting for the extinguishment of a financial liability by the issue of equity instruments. Specifically, under IFRIC 19, equity instruments issued under such arrangement will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the consideration paid will be recognised in profit or loss.

•

Amendment to IFRS 7 – Financial Instruments Disclosures for Financial Asset Transfers (mandatory for years beginning as of 1 July 2011): This amendment increases the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as “continuing involvement”) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). The amendments are applicable for annual periods beginning on or after 1 July 2011, with early adoption allowed. Moreover, the disclosures are not required for any of the periods presented that start before the initial adoption date.

•

Amendment to IAS 12 – Income Taxes (mandatory for years beginning as of 1 January 2012): The amendments provide an exception to the general principle in IAS 12 Income Taxes (IAS 12) that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Specifically, the amendment provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property. For the purposes of measuring deferred tax, the amendments introduce a rebuttable presumption that the carrying amount of such an asset will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The exception also applies to investment property acquired in a business combination if the acquirer applies the fair value model in IAS 40 subsequent to the business combination. The amendments also incorporate the requirements of SIC 21 Income Taxes—Recovery of Revalued Non-Depreciable Assets into IAS 12, i.e., deferred tax arising on a non-depreciable asset measured using the revaluation model in IAS 16 Property, Plant and Equipment should be based on the sale rate.

The following new or revised Standards or Interpretations have been issued by the IASB but they are not yet effective as of 31 December 2012. The Group has not yet adopted these Standards or Interpretations, which have been issued but their effective date is subsequent to the date of these combined carve-out combined financial statements. Management is currently analysing the effects of adopting these new standards and has not yet quantified the potential impacts that some of them may have on the carve-out combined financial statements.

•

IFRS 9 – Financial Instruments: Classification and Valuation (mandatory as of 1 January 2015): This standard will replace the financial asset classification and valuation provisions of IAS 39, among other things, all recognized financial assets within the scope of IAS 39 will be measured at amortized cost or fair value. With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

•

IFRS 10 – Consolidated Financial Statements (mandatory for years beginning on 1 January 2013): This standard will replace the current IAS 27 and SIC 12, introducing only one consolidation model based on control, regardless of the nature of the investee entity. IFRS 10 amends the current definition of control. The new definition includes three elements that must be fulfilled: the power over the entity in which there is equity, the exposure, or rights, to the variable results of the investment and the ability to exercise its power over the investee to influence the investee’s returns.

•

IFRS 11 – Joint Arrangements (mandatory for years beginning on 1 January 2013): This standard will replace the current IAS 31. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. The proportional consolidation option for joint ventures is eliminated. The application of IFRS 11 will change the classification and subsequent accounting of the Group’s investments Cementos Especiales de las Islas, S.A. (CEISA) and Insular de Productos para la Construcción y la Industria, S.A. (INPROCOI), which are classified as jointly controlled entities under IAS 31 and have been accounted for using the proportionate consolidation method. Under IFRS 11, they will be classified as joint ventures and accounted for using the equity method, resulting in the aggregation of the Group’s proportionate share of those companies’ net assets and items of profit or loss and other comprehensive income into a single line item which will be presented in the combined statement of financial position and in the combined statement of profit or loss and other comprehensive income as “ investment in joint venture” and “share of profits (loss) of joint venture” respectively. Besides the investment in CEISA and INPROCOI, the Group does not have any other interests in jointly controlled entities (Note 17).

•	IFRS 12 – Disclosure of Interests in Other Entities (mandatory for years beginning on 1 January 2013): This standard groups the financial statement disclosure requirements regarding equity in other entities (dependent, associates, joint ventures, or other equity) including new breakdown requirements. The objective of this standard is to provide information to financial statement users that will allow them to assess the bases on which control is exercised, the possible restrictions on assets and liabilities, the exposure to risk related to the involvement with nonconsolidated entities, etc.

•

Amendments to IFRS 10, IFRS 11 and IFRS 12 – Consolidated Financial Statements, Joint Arrangements and Disclosures of Interest in Other Entities: Transition Guidance (mandatory for years beginning on 1 January 2013): The amendments clarify certain transition guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time.

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IAS 27 – Separate Financial Statements (as revised in 2011) (mandatory for years beginning on 1 January 2013): Retrospective application. Earlier application is permitted if IFRS 10, IFRS 11, IFRS 12 and IAS 27 (as revised in 2011) are early applied at the same time.

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IAS 28 – Investments in Associates and Joint Ventures (as revised in 2011) (mandatory for years beginning on 1 January 2013): Retrospective application. Earlier application is permitted if IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) are early applied at the same time.

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IFRS 13 – Fair Value Measurement (mandatory for years beginning on 1 January 2013): This standard will replace the current fair value literature included in different accounting standards for one only standard.

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Amendment to IAS 1 – Presentation of Financial Statements (mandatory for years beginning on 1 July 2012): The amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

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Amendment to IAS 19 – Employee Benefits (mandatory for years beginning on 1 January 2013): The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The application of the amendments to IAS 19 may have impact on amounts reported in respect of the Groups’ defined benefit plans.

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Amendment to IAS 32 – Financial Instruments: Presentation—Offsetting of financial assets and financial liabilities (mandatory for years beginning as of 1 January 2014). It provides clarifications on the application of the offsetting rules and it clarifies that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

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Amendment to IFRS 7 – Financial Instruments: Disclosures—Offsetting of financial assets and financial liabilities (mandatory for years beginning as of 1 January 2013). It contains new disclosures requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements.

No significant future impacts, further than those described in the paragraphs above, that the adoption of some of these standards may have in the carve-out combined financial statements have been identified.

All accounting policies and measurement basis with a material effect on the 2012 and 2011 carve-out combined financial statements were applied in their preparation.

3. ACCOUNTING POLICIES

The principal accounting policies used in preparing the carve-out combined financial statements in accordance with IFRS as issued by the IASB were as follows:

3.1.	Basis of combination

a) Subsidiaries

The carve-out combined financial statements incorporate the financial statements of the Cimpor Target Businesses controlled by the Company from 21 December 2012. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This is reflected in general, but not solely, by the direct or indirect ownership of 50% or more of the rights to vote and this method of consolidation has been followed for all the companies with a share of over 50%.

The operations of the Cimpor Target Businesess were combined in accordance with the following basic principles:

1)	On previous acquisition within Cimpor Target Businesses, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities, in proportion to the Parent’s ownership interest, is recognized as consolidation goodwill. Any deficiency of the cost of acquisition below the fair value of the assets and liabilities is credited to the statement of profit or loss and other comprehensive income. The interest of minority shareholders is stated at the non-controlling’s proportion of the fair value of the assets and liabilities identified.

2)	The interest of non-controlling shareholders’ in the equity and results of the fully combined subsidiaries is presented under “Equity – Non-controlling interests” in the combined statement of financial position and under “Net profit for the year—Attributable to Non-controlling interests” in the statement of profit or loss and other comprehensive income, respectively.

3)	The financial statements of the foreign companies with a functional currency other than the euro are translated to euros:

a)	Assets and liabilities are translated at the exchange rates prevailing on the date of the combined financial statements.

b)	Income and expense items of the statement of profit or loss and other comprehensive income are translated at the average exchange rates estimated for the year.

c)	Equity is translated at the historical exchange rates prevailing at the date of acquisition or at the average exchange rates in the year it was generated (in the case of both accumulated earnings and the contributions made) as appropriate.

Exchange differences arising on translation of the financial statements are recognised under “Translation Currency Differences” (see Note 24).

The results of subsidiaries acquired or sold during the year are included in the combined statement of profit or loss and other comprehensive income from the date of acquisition to the date of disposal.

All intra-group transactions, balances, income and expenses are eliminated in full on this combination. Any gains on disposals of investees, performed within the Group, are also eliminated.

Where necessary, adjustments are made to the financial statements of the subsidiaries, in order to unify the respective accounting policies applied with the Group’s accounting policies. Companies formed for a specific purpose and over which the Group, despite not holding a direct ownership interest therein, exercises effective control are fully combined.

b) Jointly controlled entities

Investments in jointly controlled entities were proportionately combined, from the date of acquisition, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Using the proportional consolidation method, the assets, liabilities, income and expenses of these companies were included in the in the accompanying carve-out combined financial statements, heading by heading, in proportion to the control attributable to the Group.

Any excess of the cost of acquisition over the fair value of the identifiable assets and liabilities of the jointly controlled entity at the acquisition date is recognized as goodwill. If the difference between cost and the fair value of the net assets acquired is negative, it is recognized as income for the period.

Inter-company transactions, balances and dividends are eliminated in proportion to the control attributable to the Group.

Classification as a jointly controlled investment is determined by the contractual arrangements undertaken on the economic activity that is subject to joint control.

c) Goodwill from consolidation and business combinations

Previous business combinations, namely the acquisition of subsidiaries are recorded in accordance with the acquisition method. In future consolidated financial statements, the suppression of investment-net assets of the dependent companies will be based, as a general rule, on the value resulting from the application of the purchase method describe below, as of the control date.

Business combinations are recorded using the purchase method, by which the acquisition date is determined and the cost of the combination is calculated, recording identifiable assets acquired and liabilities assumed at the fair value on that date.

The goodwill or negative difference resulting from the combination is determined by the difference between the fair value of the assets acquired and the liabilities assumed and the combination costs, as of the acquisition date.

The combination costs are determined by aggregation of:

1)	The acquired assets, liabilities incurred or assumed and equity instruments issued at their fair value as of the date of acquisition.

2)	Any contingency at its fair value which depends of future events or the compliance of predetermined conditions.

Costs related to the issue of equity instruments or the transfer of liabilities in exchange of the acquired assets are not part of the combination costs.

Additionally, fees paid to legal advisors and other professionals involved in the combination as well as the internal costs arising in connection with it are not part of the combination. These amounts are introduced directly in the statement of profit or loss.

If the business combination is carried out in stages, so that prior to the acquisition (effective control date) there was an existing investment, the goodwill or the negative difference is determined by the difference between:

•	The cost of the business combination plus the fair value of any previous interest held by the acquiring company in the acquired company as of the acquisition date; and,

•	The value of the identifiable assets acquired minus the value of the liabilities assumed, determined according to the above explanation.

Any profit or loss arising as a result of the valuation at fair value on the date control of the investment previously held in the acquired subsidiary will be accounted for in the profit and loss account. If the investment in this investee company had been valued previously at its fair value, the valuation adjustments pending of inclusion in the tax year results will be transferred to the profit and loss account. On the other hand, it is considered that the business combination costs are the best reference to estimate the fair value of any previous shareholding at the acquisition date.

Goodwill arising on the acquisition of companies with functional currencies other than euro are valued in the functional currency of the acquired company, performing the conversion to euros at the exchange rate prevailing at the date of the statement of financial position. However and according with IFRS 1, the Group did not apply IAS 21 (as revised in 2003) retrospectively to the goodwill arising in business combinations that occurred before the date of transition to IFRSs in Morocco and Tunisia, and it treated them as assets of the Company rather than as asset of the acquired company. Goodwill is not amortized and are subsequently valued at their cost minus impairment losses in value. Impairment valuation corrections recognized in the goodwill are not subject to reversal in subsequent years.

In the rare event of a negative difference arising from the business combination, it will be recorded in the profit and loss account as revenue.

If at the closing date of the year in which the combination took place, the valuation processes required in order to apply the acquisition method previously described cannot be concluded, this record will be considered as provisional and they can be adjusted during the period of time needed to obtain the required information, which, in any case, will not exceed twelve months. The effect of the adjustments applied in this period will be recorded retrospectively, modifying the comparative information if needed.

Subsequent changes in the fair value of the contingent consideration are adjusted against results, unless such consideration had been classified as net assets, in which case, no subsequent changes in its fair value will be recorded.

Where cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of profit and loss for the period in which the acquisition takes place.

d) Investments in associates

An associate is a company over which the Group exercises significant influence, through its participation in the management-related decisions, but not control or joint control. Usually, it holds a participating interest (directly or indirectly) equal or higher than 20% of the voting rights of the investee.

Investments in associates (see Note 16) are accounted for using the equity method, except when they are classified as available for sale, in which case the ownership interest is initially recognized at acquisition cost, plus or minus the difference between this cost and the proportional value of the Group’s equity interest in these companies, measured at the date of acquisition or on the first-time application of the aforementioned method.

In accordance with the equity method, the investments are periodically adjusted to reflect the value of the share of results of associates with a charge or a credit, as appropriate, to the gains or losses on investments in these associates; other changes arising in their equity (with a balancing item in unrestricted reserves); and impairment losses.

Any losses at associates in excess of the investment made in them are not recognized, unless the Group has assumed commitments with the associate in question.

Also, the dividends received from these companies are recognized as a reduction of the amount of the investments.

When a group entity transacts with an associate, profits and losses resulting from the transaction with the associate are recognized in the carve-out combined statement of profit and loss and other comprehensive income only to the extent of interests in the associate that are not related to the Group.

Differences between the cost of investments in Group associates and the fair value of the identificable assets and liabilities of the company at the date of acquisition, if positive, are maintained in the caption investments in associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognised as goodwill, which is included within the carrying amount of the investment. The requirements of IAS 39 are applied to determine whether it’s necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When a group entity transacts with its associate, profits and losses resulting from the transactions with the associate are recognised in the Group’ combined financial statements only to the extent of interests in the associate that are not related to the Group.

3.2.	Other Intangible assets

a) Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

b) Internally-generated intangible assets

Intangible assets, which comprise essentially the costs incurred on specific projects with future economic value, are stated at cost less accumulated amortization and impairment losses, if any.

Internal costs relating to the maintenance and development of software are recorded as costs in the statement of profit and loss when incurred, except where such costs relate directly to projects which will probably generate future economic benefits for the Group. In such cases these costs are capitalized as intangible assets.

Amortization of such assets is provided on a straight-line basis as from the date the assets start being used, in accordance with their estimated useful life.

Intangible assets which are expected to generate future economic benefits for an unlimited period are known as intangible assets of undefined useful life. Such assets are not amortized but are subject to periodical impairment tests.

c) Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

d) Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.3.	Property, plant and equipment

Property, plant and equipment used in production and the provision of services or for administrative purposes are recognized at acquisition or production cost, including the expenses attributable to the purchase, less any accumulated depreciation and any impairment losses. Furthermore, some of the assets relating to the cement operations on 1 January 2004 were revalued as allowed by the transition provisions of IFRS 1 – First Adoption of Financial Reporting Standards, the resulting amount being considered as the deemed cost. In case of certain lands, future obligations related to environmental restoration are recorded as costs, with a counterpart in the “Provisions” caption.

Depreciation of property, plant and equipment is provided on a straight-line basis over their estimated useful lives, except when another method is shown to be more adequate based on its use, as from the date the assets become available for their intended use, in accordance with the following estimated periods of useful life:

Years of Useful Life
Buildings and other structures	10 – 50
Plant and machinery	7 – 30
Transport equipment	4 – 8
Hand and machine tools	2 – 8
Furniture and fixtures	2 – 14
Other items of property, plant and equipment	2 – 10

Land used for quarries is depreciated over its estimated period of operation, less, where applicable, its residual value.

The depreciable amount of property, plant and equipment, particularly in relation with land used for quarries, does not include the estimated residual value of the assets at the end of their respective useful lives. Also, depreciation ceases when the assets are classified as held for sale.

Replacements or renewals of complete items, and costs of expansion, modernization or improvements that lead to a lengthening of the useful life of the assets or to an increase in their productivity or economic capacity are recorded as additions to property, plant and equipment, and the items replaced or renewed are derecognized.

Periodic maintenance, upkeep and repair expenses are recognized in the statement of profit and loss and other comprehensive income on an accrual basis as incurred.

Property, plant and equipment in the course of construction, which represent assets still at the construction/assembly phase, are recognized at acquisition or production cost, less any possible impairment losses. Depreciation of these assets begins when they are in the condition necessary for them to be used for the intended purposes.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the profit and loss statement.

The work that the Group performed for its own fixed assets reflect the accumulated cost once added to the external costs, internal costs determined on the basis of its own warehouse materials consumption and manufacturing costs applied as absorption hourly rates similar to those used for the valuation of inventories. The amounts capitalized as of 31 December 2012 and 2011 were 356 thousand euros and 950 thousand euros respectively.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying property, plant and equipment are included in the purchase price or production cost, as described in Note 3.8.

3.4.	Impairment of property, plant and equipment and intangible assets excluding goodwill

At each statement of financial position date, the carrying amounts of the property, plant and equipment and other intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset itself does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. For the purpose of impairment testing, management has considered each country where the Group operates as a separate cash-generating unit.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The following elements shall be reflected in the calculation of the value in use:

a)	An estimate of the future cash flows the entity expects to derive from the asset;

b)	Expectations about possible variations in the amount or timing of those future cash flows;

c)	The time value of money, represented by the current market risk-free rate of interest;

d)	The price for bearing the uncertainty inherent in the asset; and

e)	Other factors, such as illiquidity, that market participants would reflect in pricing the future cash flows the entity expects to derive from the asset.

Estimating the value in use of an asset involves the following steps:

a)	Estimating the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal: and

b)	Applying the appropriate discount rate to those future cash flows.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.5.	Impairment of goodwill

Goodwill is tested for impairment annually as of 31 December and more frequently when circumnstances indicate that the carrying amount may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (CGU) or group of CGUs to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill are recognized in the income statement and cannot be reversed in future periods. The recoverable amount would be the higher of the CGU fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Indetermining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of ten years.

3.6.	Leases

Leases are defined as: (i) finance leases, if the terms of the lease transfer substantially all the risks and rewards incidental to ownership; and (ii) operating leases, if the terms of the lease do not transfer substantially all the risks and rewards incidental to ownership.

Classification of leases as finance or operating leases depends on the substance of the transaction rather than the terms stipulated in the contract.

Property, plant and equipment held under finance leases, and the related debt, are recognized on a time proportion basis. Accordingly, the cost of the asset is recognized as an item of property, plant and equipment (an amount equal to the fair value of the leased asset or the present value of minimum lease payments, whichever is lower), the related debt is recognized as a liability and the interest included in the amount of the lease payments paid and the depreciation charge for the asset calculated, as described above, are recognized as an expense in the related statement of profit and loss and other comprehensive income .

In operating leases, the lease payments paid are recognized as an expense in the statement of profit and loss and other comprehensive income, on straight-line basis (constant payments) over the term of the contracts.

3.7.	Foreign currency assets, liabilities and transactions

Transactions in currencies other than the euro are recognized at the exchange rates prevailing at the transaction date. At each statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated to euros at the rates prevailing on the statement of financial position date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates prevailing at the date when the fair value was established.

Exchange gains or losses arising due to differences between the exchange rates prevailing at the date of the transactions and those prevailing at the date of collection/payment or at the statement of financial position date, are recognized as income or expenses in the statement of profit and loss and other comprehensive income for the year, except for those relating to non-monetary assets, whose changes in fair value are recognized directly in equity and which include in particular the exchange differences arising from financial transactions arranged to hedge the exchange rate risk of cash flows related to loans denominated in foreign currency, provided that these transactions meet the effectiveness criteria established in IAS 39 – Financial instruments: Recognition and measurement (IAS 39) .

3.8.	Borrowing costs

Cost incurred directly to finance the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for its intended use or sale (qualifying assets), are capitalized as part of the cost of the assets during that period.

To the extent that variable interest rate loans, attributable to finance the acquisition, construction or production of qualifying assets, are being covered through a cash flow hedge relation, the effective portion of fair value of the derivative financial instrument is recognized in “Reserves” and transferred to profit and loss when the qualifying asset has an impact on results.

Also, to the extent that fixed interest rate loans are used to finance a qualifying asset are covered by a fair value hedge relation, the financial expenses in addition to the cost of the asset should reflect the interest rate covered.

Interest received by the funds obtained from loans obtained in advance to finance specific capital expenditure is deducted from the capital expenditure subject to capitalization.

3.9.	Grants

Grants are recognized at fair value if there is reasonable assurance that they will be received and that the conditions attaching to their award will be fulfilled.

Grants related to income, in particular those for staff training, are taken to income in the year in which they match the related costs incurred.

Non-refundable grants related to the purchase of non-current assets are recognized under “Other non-current liabilities” and are credited to income on a straight-line basis, in proportion to the depreciation taken on assets financed by them, thus offsetting the related depreciation charge.

3.10.	Inventories

Goods for resale, raw materials and supplies are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost formula. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Work in progress and finished goods are measured at cost of production, which includes the cost of raw materials used, labor and production overheads.

If the estimated selling price is lower than acquisition or production cost, the value of the inventories is written down. The write-down is subsequently reversed when the reasons that gave rise to it cease to exist.

3.11.	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally trhough a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Revenue and expenses from the non-current assets and disposal groups of resources maintained for sale which do not fulfill the requisites to classify them as discontinued operations, are included in the corresponding statement of profit and loss according to their nature. When requisites of IFRS 5 are fulfilled, entities are required to disclose a single amount in the statement of profit and loss and in the statement of other comprehensive income for discontinued operations with an analysis in the notes or in a Section of the statement of profit and loss separate from continuing operations.

3.12.	Provisions and contingent liabilities

Provisions are recognized when a present obligation (legal or constructive), arising from a past event exists and it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation can be reasonably measured. Provisions are reviewed at each statement of financial position date and adjusted to reflect the best estimate at that date (see Note 27).

Provisions are recognized in the statement of financial position and disclosed in the explanatory notes; contingent liabilities are disclosed in the explanatory notes when their probability of occurrence is possible; contingent liabilities whose probability of occurrence is remote are neither recognized in the statement of financial position nor disclosed in the explanatory notes.

a) Provisions for restructuring

Provisions for restructuring costs are recognized to the extent a detailed formal plan for the restructuring that has been communicated to affected parties exist.

b) Environmental restoration

In accordance with current legislation and standard practice in several areas of the business, the land used for quarry operations is subject to environmental restoration.

In this context, provisions are set up to meet the estimated expenditure required for the environmental reclamation and restoration of the areas in operation. These provisions are recorded simultaneously with an increase in the value of the underlying asset, on the basis of the information obtained in landscape reclamation studies.

Also, as the land previously occupied by the quarries is restored, the related liability is relieved.

3.13.	Financial instruments

A financial instrument is a contract that creates a financial asset in one entity, and simultaneously, a financial liability or equity instrument in another entity.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

3.14.	Financial assets

a) Loans and Receivables

Receivables are initially recognized at fair value and are subsequently measured at their respective amortized cost, based on the effective interest rate. When there is evidence of an impairment loss, the related adjustment is recognized in the statement of profit and loss and other comprehensive income. The adjustment is made for the difference between the carrying amount of the receivables and the present value of the cash flows discounted at the effective interest rate.

b) Other financial assets

Financial assets are recognized on the date on which substantially all the inherent risks and rewards are transferred, irrespective of the date of settlement.

Financial assets are initially measured at acquisition cost, which equals the fair value of the consideration paid, including transaction costs (except for financial assets at fair value through profit or loss), are recognized in the statement of profit or loss and other comprehensive income.

These assets are classified as follows:

•	Held-to-maturity investments

•	Financial assets at fair value through profit or loss

•	Available for sale financial assets

Held-to-maturity investments are financial assets with fixed maturity that the Group has the positive intention and ability to hold to the date of maturity. They are classified as non-current assets, except when they mature in less than 12 months from the statement of financial position date. These assets are recognised at capitalised cost, using the effective interest rate, net of principal repayments and interest received. Impairment losses are recognised in profit or loss when the carrying amount of the asset exceeds the estimated value of the cash flows discounted at the effective interest rate determined at the date of initial recognition. Impairment losses may only be reversed in subsequent periods when the increase in the recoverable amount of the asset is directly related to events occurring after the date of recognition of the loss, with the limit value for the amortized cost would correspond if the loss had not been registered.

The assets designated as fair value through profit or loss are classified as current financial assets. After initial recognition, these assets and available for sale financial assets are measured at fair value, which is taken to be their market value at the statement of financial position date, with deduction for transaction costs that may be incurred on their sale. Own equity instruments not listed on regulated markets, and whose fair value cannot be reliably estimated, are carried at acquisition cost less any impairment losses.

Available for sale financial assets which are also recorded at fair value, without deducting selling costs and are classified as non-current assets. The gains and losses from changes in the fair value of these financial assets are recognized in equity until the investment is disposed of, at which time the cumulative gain or loss is recognized in the statement of profit or loss and other comprehensive income . Those who do not have listed in an active market and whose fair value cannot be reliably measured are kept at cost adjusted for estimated impairment losses.

c) Derecognition of financial assets

A financial asset is only derecognized when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognizes its retained interest in the assets and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

3.15.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position includes cash at banks and on hand and short-term deposits with a maturity of three months or less.

For the purpose of the combined statement of cash-flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts as of 31 December 2012 and 2011 amounting to 5,757 thousand euros and 46,301 thousand euros, respectively (Notes 28 and 40).

3.16.	Impairment and adjustments of financial assets

At each statement of financial position date, indicators that a financial asset or a group of financial assets may be impaired are assessed.

Available for sale financial assets

For the financial assets classified as available for sale, a continuous or a significant decline in the fair value of the instrument below its cost, is considered as an indicator of impairment. If such evidence exists in available for sale financial assets, the cumulative loss – measured as the difference between the asset’s carrying amount and the present fair value, less any impairment loss already recognized in profit and loss – is transferred from equity to income. Impairments relating to investments in available for sale equity instruments are recognized in the profit and loss are not reverse through profit and loss for the period, directly affecting other income recognized in equity.

Clients, debtors and other financial assets

Provisions for impairment losses are recorded whenever there are clear indicators that the companies will not be able to collect all the amounts it should receive, according to the terms established by the contracted agreements. Several indicators are used to identify these losses, such as:

•	accounts receivable ageing

•	debtor’s financial difficulties

•	debtor’s bankruptcy probability

The provisions are measured by the difference between the recoverable amount and the carrying amount of the financial asset and recognized as an expense in the statement of profit or loss and other comprehensive income. The carrying amount of these assets is reduced to the recoverable amount through an impairment recognition. Whenever a certain amount is considered an uncollectible it is removed through the use of the respective impairment account. Subsequent recovery of these amounts is recorded in the statement of profit or loss and other comprehensive income.

3.17.	Financial liabilities and equity instruments

a) Classification as financial liability or equity

Financial liabilities and equity instruments issued are classified on the basis of their contractual nature, regardless of their legal form.

b) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

c) Bank loans

Loans are initially recognized in liabilities at the nominal value of the proceeds received, net of the related issue costs, which corresponds to their respective fair value at that date. Subsequently, loans are measured by the amortized cost method, and the related financial obligations are calculated using the method of the effective interest rate, except in the case of:

•

Loans forming part of an item classified as a fair value hedge are recognized at their respective fair value under the heading attributed to the hedged risk. Changes in fair value are recognized in the statement of profit or loss and other comprehensive income for the year and are offset by the change in fair value of the hedging instrument, with respect to the effective portion thereof;

•	Loans designated as financial liabilities at fair value through profit or loss.

d) Payables

Payables are initially recognized at their respective fair value and are subsequently recognized at their amortized cost, based on the effective interest rate. In the case where the effect of financial restatement is not significant, are maintained at their nominal value.

e) Derecognition of financial liabilities

The group derecognizes financial liabilities when, and only when, the group’s obligations are discharged, cancelled or expired.

3.18.	Derivative financial instruments

Derivative financial instruments are used to hedge its expose to financial risks, which arise mainly as a result of changes in interest rates and foreign exchange rates.

Derivative financial instruments are not used for speculative purposes.

The use of financial instruments is governed by the policies defined and approved by the Directors.

Derivative financial instruments are recognized at their respective fair value. The recognition method used depends on the nature and objective of their arrangement.

3.19.	Hedge accounting

The group designates certain hedging instruments as either fair value hedges or cash flow hedges. At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the line of the statement of comprehensive income relating to the hedged item.

Hedge accounting is discontinued when the group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss as part of other gains and losses.

Amounts recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss in the same line of the profit and loss statement as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and when the forecast transaction is ultimately recognized in profit or loss, such gains or losses are recognized in profit or loss, or transferred from equity and included in the initial measurement of the cost of the asset or liability as described above. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was accumulated in equity is recognized immediately in profit or loss.

c) Held-for-trading instruments

Changes in fair value of the derivative financial instruments which, arranged for hedging purposes in accordance with the risk management policy in place, do not meet all the requirements established in IAS 39 to qualify for hedge accounting, are taken to income in the year in which they arise

3.20.	Retirement plans

The obligations arising from the payment of retirement and disability pensions and post-employment health-care are recognized in accordance with IAS 19, Employee Benefits.

Defined benefit plans

The expenses are recognized as the services are rendered to the beneficiary employees.

At the end of each accounting period, actuarial studies performed by independent actuaries are obtained in order to determine the value of the obligations at that date and the cost to be recognized in the year, in accordance with the “service unit” method. The obligations thus estimated are compared with the fair values of the pension funds in order to determine the amount of the differences to be recognized in statement of financial position.

Pension costs are recognized under “Personnel Costs”, as provided for in IAS 19, on the basis of the amounts determined by the actuarial studies. They include current service cost (increased obligations), which relates to the additional benefits earned by the employees in the year, and interest cost, which is the increase in the present value of previous obligations. The aforementioned amounts are reduced by the amount relating to the expected return on plan assets. Actuarial gains or losses are recognized directly in reserves.

Past service costs are recognized immediately, to the extent that the associated benefits have been appraised, or, otherwise are recognized on a straight-line basis over the period during which it is estimated that they will be obtained.

Defined contribution plans

Payments to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions.

3.21.	Other welfare benefits

Certain entities in the Group provide their employees with health care services, which are also applicable to family members, retirees and early retirees, in addition to those provided by the social security system. The obligations in this connection are recognized as indicated above for defined benefit plans, under “Personnel costs – Pension plans”, except for actuarial gains or losses which are taken to reserves.

As in the case of pension plans, at the end of each accounting period actuarial studies conducted by independent actuaries are obtained in order to determine the value of the obligations at that date. Actuarial gains and losses are recognized directly in reserves.

3.22.	Contingent assets and liabilities

Provisions are recorded when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated.

Provisions are recorded based on the present value of the best estimate of the amount necessary to settle the obligation, taking into account the information available. The Group regularly assesses the possible outcomes and amounts and records any adjustments that may arise.

Obligations that are not recognized as provisions as it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that the reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent assets are not recognized in the carve-out combined financial statements, but rather are disclosed when an inflow of future economic benefits is probable.

3.23.	Revenues and expenses recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding tases or duty. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

The specific recognition criteria described below must also be met before revenue is recognized:

a) Sales

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues for sales of the Group mainly arise from the sale of cement, concrete, aggregates and mortars, manufactured in the different plants located in each country, usually sold and delivered in the domestic market and exceptionally exported.

b) Services rendered

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract. The stage of completion of the contract is determined by the fulfillment of the conditions agreed with the customers. Services rendered mainly consist of transport freight.

c) Other operating income

Other operating income relates mainly to the revenues arising from government grants and sale of assets. The revenue is recognized taking into account contractually defined terms. Government grants relating to the purchase of property, plant and equipment are recorded as another non-current liability and recognized as income over the life of the asset in the form of other operating income. Grants received as reimbursement of actual expenses, are recognized in the statement of profit and loss in the same period when the right to receive the grant exists. Such grants are recognized in other operating income.

d) Dividend and interest income

Dividend income from investments is recognized when the shareholders’ rights to receive payment have been established.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the interest rate applicable.

3.24.	Income tax

The expense or income by income tax is included in the part relative to the expense or income by current tax and the part corresponding to the expense or income by deferred tax.

a) Current tax

The current tax is the amount that the company satisfice as a consequence of the fiscal liquidations of the income tax for a fiscal year. Deductions and other fiscal advantages for the tax quota, excluding the retentions and the payment on account, as well as the fiscal loss that can be compensated for previous fiscal years and effectively applied to this one, reduce the amount of the current tax.

b) Deferred tax

The expense or income by deferred tax corresponds to the recognition and cancellation of the assets and liabilities by deferred tax. These include the temporary differences between the assets and liabilities carrying value and their fiscal value, as well the negative tax bases compensation and credits for fiscal deductions not fiscally applied. These amounts are recorded by applying the expected type of burden to the temporary difference or corresponding credit.

All the taxable temporary differences are recognized as liabilities by deferred taxes, except those derived from the initial recognition of goodwill and other assets and liabilities in a operation that does not affect the fiscal result or book results and that it is not a business combination.

The assets by deferred tax are only recognized if the company considers that it is going to receive future fiscal earnings against which they may be effective.

Also, at the combined level also considers the differences that may exist between the combined value of an investee and its tax base. In general these differences arise from earnings generated from the date of acquisition of subsidiary, the tax deductions associated with the investment and the conversion of the difference in the case of subsidiaries with functional currencies different than euro. Recognized assets and deferred tax liabilities arising from these differences except in the case of taxable differences, the investor can control the timing of the reversal´s difference. In the case of deductible differences, only recognized the deferred tax asset if that difference is expected to reverse in the foreseeable future and it is probable that profits will be available in amounts sufficient future taxable.

The assets and liabilities by deferred tax, produced by operations with charges or direct payments in net worth accounts are counted as counterpart in the net worth.

At every accounting closure the assets by recorded deferred tax are reconsidered and the appropriate adjustments are performed when there are doubts about their future recovery. Furthermore, at every closure, the liabilities by deferred tax not recorded in the balance are recognized if they may be recovered with future fiscal benefits.

3.25.	CO2 emission allowances – Emissions market

Certain of the production units in Spain are included in the European greenhouse gas emissions market. The emissions are recognized allowances as follows:

•	Emission allowances assigned free of charge, and the emissions associated with these allowances, are not recognized as assets or liabilities.

•	Gains on the sale of emission allowances are recognized as “Other operating income”.

•

When it is deemed that CO2 emissions exceed the annually assigned allowances, a liability is recognized as a balancing item for other operating expenses. This liability is measured on the basis of the price of the CO2 emission allowance at the end of the year.

•	Allowances acquired are recognized at cost in a specific intangible asset account, “Industrial property and other rights”, and are amortized as they are used.

Both in 2012 and in 2011 the total emissions from the facilities in Spain did not exceed the allowance assigned by the Spanish Government.

3.26.	Severance Pay

In accordance with applicable legislation, the Group is obliged to provide a severance pay to those employees whose employment is terminated, under certain circumstances, and a valid expectation against third parties is created over that payment. Therefore, severance pay susceptible of reasonable quantification is recognized as an expense for the year in which the termination decision has been made.

4. COMPANIES INCLUDED IN THE SCOPE OF THE CARVE-OUT COMBINED FINANCIAL STATEMENTS

4.1.	Fully combined companies

The fully combined companies in the accompanying carve-out combined financial statements include the following subsidiaries in which a majority of the voting rights or where appropriate effective control is held:

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
SPAIN		31/12/2012	31/12/2011
CORPORACIÓN NOROESTE	CORPORACIÓN NOROESTE, S.A.	99.55	99.54
	Brasil, 56
	36 204 Vigo
S.C.M.C. ANDALUCÍA	SOCIEDAD DE CEMENTOS Y MATERIALES DE CONSTRUCCIÓN DE ANDALUCÍA, S.A.	99.55	99.54
	Av. de la Agrupación de Córdoba, 15
	14 014 Córdoba
CEMENTOS ANDALUCÍA	CEMENTOS DE ANDALUCÍA, S.L.	99.55	99.54
	Av. de la Agrupación de Córdoba, 15
	14 014 Córdoba
MORTEROS GALICIA	MORTEROS DE GALICIA, S.L.	99.55	99.54
	Brasil, 56
	36 204 Vigo
CEMENTOS COSMOS	CEMENTOS COSMOS, S.A.	99.32	99.31
	Brasil, 56
	36 204 Vigo
CIMPOR HORMIGÓN ESPAÑA	CIMPOR HORMIGÓN ESPAÑA, S.A.	99.53	99.52
	Brasil, 56
	36 204 Vigo

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
SPAIN		31/12/2012		31/12/2011
CANTERAS PREBETONG	CANTERAS PREBETONG, S.L. Brasil, 56 36 204 Vigo	98.42		98.42
PREBETONG LUGO	PREBETONG LUGO, S.A. Av. Benigno Rivera s/n—Políg. Ind. del Ceao 27 003 Lugo	82.50		82.49
P.LUGO DE HORMIGONES	PREBETONG LUGO DE HORMIGONES, S.A. Brasil, 56 36204 Vigo	82.50		82.49
MATERIALES ATLÁNTICO	MATERIALES DEL ATLÁNTICO, S.A. Polígono Industrial Lagoas – Carretera Cedeira Km. 1,5 15 570 Narón (La Coruña)	99.32		99.31
HORMIGONES LA BARCA	HORMIGONES Y ÁRIDOS LA BARCA, S.A. Calle Benito Corbal nº 38 2º-A 36 001 Pontevedra	49.78	(1)	49.77	(1)
ARICOSA	ÁRIDOS DE LA CORUÑA, S.A. Candame 15 142 Arteixo La Coruña	49.21	(1)	49.21	(1)
CANPESA	CANTEIRA DO PENEDO, S.A. Reina, 1 – 3º 27 001 Lugo	41.23	(1)	41.23	(1)
CIMPOR CANARIAS	CIMPOR CANARIAS, S.L. Calle Brasil, 56 36204 Vigo	99.55		99.54
TEIDE HORMIGONES	TEIDE HORMIGONES, S.L. Calle Brasil, 56 36204 Vigo	99.55		99.54

(1)

Although the interest held in these companies is less than or equal to 50%, they are considered subsidiaries since the Group exercises control over the entities, either directly or indirectly, through contracts or agreements with shareholders.

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
SPAIN		31/12/2012	31/12/2011
OCCIDENTAL DE ÁRIDOS	OCCIDENTAL DE ÁRIDOS, S.L. Calle Brasil, 56 36204 Vigo	99.55	99.54
DS UNIÓN	DS UNIÓN, S.L. Calle Goya, 1 18002—Granada	89.60	89.59
CIMPOR SAGESA	CIMPOR SAGESA, S.A. Brasil, 56 36 204 Vigo	100.00	100.00

MOROCCO		31/12/2012	31/12/2011
ASMENT DE TEMARA	ASMENT DE TEMARA, S.A. Ain Attig – Route de Casablanca Témara	62.62	62.62
BETOCIM	BETOCIM, S.A. Ain Attig – Route de Casablanca Témara	62.62	62.62
ASMENT DU CENTRE	ASMENT DU CENTRE, S.A. Ain Attig – Route de Casablanca Témara	100.00	100.00
GRABEMA	GRABEMA, S.A. Ain Attig – Route de Casablanca Témara	100.00	100.00
GRABEMARO	GRABEMARO, S.A.R.L Ain Attig – Route de Casablanca Témara	100.00	—

TUNISIA		31/12/2012	31/12/2011
C.J.O.	SOCIÉTÉ DES CIMENTS DE JBEL OUST 9, Rue de Touraine, Cité Jardins 1082 Tunis – Belvédère	100.00	100.00
B.J.O.	SOCIÉTÉ BETON JBEL OUST 9, Rue de Touraine, Cité Jardins 1082 Tunis – Belvédère	100.00	100.00
G.J.O.	SOCIÉTÉ GRANULATS JBEL OUST 9, Rue de Touraine, Cité Jardins 1082 Tunis – Belvédère	100.00	100.00

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
PERU		31/12/2012		31/12/2011
CEMENTOS OTORONGO	CEMENTOS OTORONGO, S.A.C. Malecón Cisneros 428 dpto. 1002 Miraflores Lima	100.00		100.00

CHINA (1)		31/12/2012		31/12/2011
CIMPOR MACAU INVESTMENT	CIMPOR MACAU INVESTMENT COMPANY, LTD. Av. da Praia Grande, 693 Edifício Tai Wash—15º andar MACAU (R.P. China)	50.00	(2)	50.00	(2)
CIMPOR CEMENT	CIMPOR CEMENT CORPORATION LTD. 35/F Cheung Kong Center, 2 Queen’s Road Central – Hong Kong	50.00	(2)	50.00	(2)
SEA – LAND MINING	SEA – LAND MINING LIMITED 35/F Cheung Kong Center, 2 Queen’s Road Central – Hong Kong	50.00	(2)	50.00	(2)
CIMPOR SHANDONG	CIMPOR SHANDONG CEMENT COMPANY LTD. Kuangsi Village, Liuyuan Town, Yicheng District Zaozhuang City, Shangdong Province ZIP code : 277300	48.80	(2)	48.80	(2)

(1)	See Notes 34 and 35
(2)

Although the interest held in these companies is less than or equal to 50%, the Group exercises control by having the power to cast majority of the votes at the meetings of Board of Directors. In these companies the Board of Directors exercises control over the entity (Note 41).

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
CHINA (1)		31/12/2012		31/12/2011
NANDA	SUZHOU NANDA CEMENT COMPANY LTD Nº. 1, WenDu Road, Wang Ting Town, Xiang Cheng District Suzhou City, Jiangu Province ZIP code: 215155 (R.P. China)	35.52	(2)	35.52	(2)
HUAI AN LIUYUAN (Merged with New HLG)	HUAI AN LIUYUAN CEMENT COMPANY LTD Huai’ an city, Huaiyin district, WangYing town (former Huayin district Building materials plant site) ZIP code: 223300 (R.P. China)	48.80	(2)	48.80	(2)
LIYANG	LIYANG DONGFANG CEMENT CO. LTD Shanghuang Town, Liyang, Jiangsu Province ZIP Code: 213314 (R.P. China)	50.00	(2)	50.00	(2)
SUZHOU LIUYUAN	SUZHOU LIUYUAN NEW TYPE CEMENT DEVELOPMENT CO.,LTD Suzhou Wuzhong economic development zone, DongWu industrial park second term (Yinzhong south road) ZIP code: 215000 (R.P. China)	48.80	(2)	48.80	(2)
CIMPOR SHANGAI	CIMPOR CHENGON (SHANGHAI) ENTERPRISES MANAGEMENT CONSULTING COMPANY LIMITED 222 Huaihai Zhong Lu, Lippo Plaza, Floor 25, Room 2505-07 ZAP Code: 200021 Shanghai (R.P. China)	50.00	(2)	50.00	(2)
NEW HLG	CIMPOR CHENGTONG (HUIAN AN) CEMENT PRODUCTS COMPANY LIMITED Wangying Town, Huaiyin district Huai’an City (R.P. China)	50.00	(2)	50.00	(2)
CIMPOR ZAOZHUANG	CIMPOR (ZAOZHUANG) CEMENT COMPANY LTD. Matou Village, Fucheng County, Shanting District, Zaozhuang City, Shandong Province ZIP Code: 277222	50.00	(2)	50.00	(2)
EAST ADVANTAGE	EAST ADVANTAGE INTERNAICONAL LIMITED Romanco Place, Wickhams Cay 1,P.O. Box P.O. Box 3140, Road Town, Tortola British Virgin Islands VG1110	50.00	(2)	50.00	(2)

(1)	See Notes 34 and 35
(2)

Although the interest held in these companies is less than or equal to 50%, the Group exercises control by having the power to cast majority of the votes at the meetings of Board of Directors. In these companies the Board of Directors exercises control over the entity (Note 41).

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
CHINA (1)		31/12/2012		31/12/2011
PUCHENG JIANCAI	PUCHENG BUILDING MATERIALS COMP. LTD. Shanghuang Town, Liyang, Jiangsu Province Zip Code: 213314	50.00	(2)	50.00	(2)

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
INDIA		31/12/2012		31/12/2011
SHREE DIJIVAY CEMENT CO. LTD.	SHREE DIJIVAY CEMENT CO. LTD. P.O. Digvijaygram – 361140 Jamnagar Estado de Gujarat India	73.63		73.63

TURKEY		31/12/2012		31/12/2011
CIMPOR YIBITAS	CIMPOR YIBITAS CIMENTO SANAYI VE TICARET A.S. Portakal Cicegi Sokak nº 33 – 06540 06540 Cankaya/Ankara/TURKIYE	99.74		99.74
YOZGAT	YIBITAS YOZGAT ISCI BIRLIGI INSAAT MALZEMELERI TICARET VE SANAYI A. S. Portakal Cicegi Sokak nº 33 – 06540 06540 Cankaya/Ankara/TURKIYE	82.33		82.33
BEYNAK	CIMPOR YIBITAS BEYNELMILEL NAKLIYECILIK TICARET VE SANAYI A.S. Portakal Cicegi Sokak nº 33 - 06540 06540 Cankaya/Ankara/TURKIYE	99.74		99.74

(1)	See Notes 34 and 35
(2)

Although the interest held in these companies is less than or equal to 50%, the Group exercises control by having the power to cast majority of the votes at the meetings of Board of Directors. In these companies the Board of Directors exercises control over the entity (Note 41).

4.2.	Associates

The associates accounted for using the equity method (see Note 16) in the accompanying carve-out combined financial statements at 31 December 2012 and 2011 are as follows:

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
SPAIN		31/12/2012	31/12/2011
CEMENTOS ANTEQUERA	CEMENTOS ANTEQUERA, S.A. Carretera del Polvorín km 2, margen izquierdo 29 540 Bobadilla, Estación. Málaga	22.98	22.98
HORMICESA	HORMIGONES MIRANDA CELANOVA, S.A. Ctra. Casasoá, Km. 0,100 32817 Celanova (Ourense)	39.81	39.81

4.3.	Joint ventures

The following investees were proportionately combined in the accompanying carve-out combined financial statements since they are managed and controlled jointly with another shareholder:

ABBREVIATION	COMPANY	EFFECTIVE PERCENTAGE OF OWNERSHIP (Direct and indirect)
SPAIN		31/12/2012	31/12/2011
INPROCOI	INSULAR DE PRODUCTOS PARA LA CONSTRUCCIÓN Y LA INDUSTRIA, S.A. Vía interior Cueva Bermeja, esq.2 Dique del Este 38180 Santa Cruz deTenerife	49.78	49.77
CEISA	CEMENTOS ESPECIALES DE LAS ISLAS, S.A. Secretario Artiles, 36 35007 Las Palmas de Gran Canaria	49.78	49.77

5. FOREIGN EXCHANGE RATES

The foreign exchange rates used in the translation to euros of the assets and liabilities presented in foreign currency at 31 December 2012 and 2011 and in the translation of the profit or loss for the years then ended, were as follows:

Currency	Country	31/12/2012 exchange rate	Average 2012 exchange rate	31/12/2011 exchange rate	Average 2011 exchange rate
USD	United States	1.3194	1.3107	1.2939	1.3928
MAD	Morocco	11.1526	11.2602	11.0952	11.3441
TND	Tunisia	2.0492	2.0538	1.9398	1.9663
TRY	Turkey	2.3551	2.3444	2.4432	2.3378
HKD	Hong Kong	10.2260	10.1658	10.0510	10.8510
MOP	China (Macao)	10.3662	10.45490	10.3525	11.3673
CNY	China	8.2207	8.2509	8.1588	9.0169
PEN	Peru	3.3678	3.4229	3.4890	3.8814
INR	India	72.5600	71.7295	68.7130	65.6998

6. OTHER OPERATING INCOME

The detail of the heading “Other Operating Income” at 31 December 2012 and 2011 is as follows:

	2012	2011
Suplementary income	1,632	2,215
Gain on sale of non-current assets	1,620	537
Gain on sale of CO2 (Note 37)	96	7,686
Government grants	2,607	3,655
Reversal of allowances for doubtful receivables (Notes 19 and 23)	1,999	912
Work on non-current assets	356	950
Other	5,010	4,068

	13,320	20,023

Government grants have been received for the purchase of certain items of property, plant and equipment and operational costs. There are no unfulfilled conditions or contingencies attached to these grants.

7. COST OF SALES

In the years ended 31 December 2012 and 2011, the cost of sales was as follows:

	2012	2011
Goods sold	2,555	6,884
Material used in production	170,326	202,113
Other	814	—

	173,695	208,997

8. PERSONNEL COSTS

The final and average number of employees in the years ended 31 December 2012 and 2011 was as follows:

	Number of employees		Average for the period
	31/12/2012	31/12/2011	2012	2011
Cement	2,790	2,934	3,039	3,076
Ready-mix and precast concrete	311	340	381	393
Other	231	261	273	283

	3,332	3,534	3,693	3,752

Payroll expenses for the years ended 31 December 2012 and 2011 were as follows:

	2012	2011
Wages and salaries	60,119	62,572
Social security and other staff costs	18,027	7,371
Pension plans	743	762
Healthcare plans	542	502
Insurance	187	181
Other personnel costs	33,495	14,741

	113,113	86,129

The “Other personnel costs” caption includes health care expenses, termination benefits, professional training expenses and other expenses related to workers. The increase experienced in 2012 is mainly due to termination benefits registered in the Spain and Turkey businesses for an amount of 20,205 thousand euros (Note 27).

9. OTHER OPERATING EXPENSES

Other operating expenses at 31 December 2012 and 2011 were as follows:

	2012	2011
Provision for doubtful receivables	7,223	2,977
Taxes	7,198	5,431
Association membership fees	1,013	1,131
Donations	164	115
Fines and penalties	396	307
Inventory allowances	7,230	1,778
Losses on disposal of assets	1,194	221
Uncollectible debts	1,008	383
Other operating expenses	3,743	2,724

	29,169	15,067

10. FINANCIAL RESULTS

The detail of the financial costs and financial income for the years ended 31 December 2012 and 2011 is as follows:

	2012	2011
Financial costs:
Interest expense (a)	(19,195)	(21,237)
Foreign exchange loss	(2,491)	(4,632)
Changes in fair value:
Hedged assets / liabilities	(145)	(660)

	(145)	(660)
Other (b)	(3,402)	(3,215)

	(25,233)	(29,745)

Financial income:
Interest income (a)	3,081	2,377
Foreign exchange gain	4,960	3,129
Changes in fair value:
Hedging derivative financial instruments	145	660

	145	660
Other (c)	548	494

	8,734	6,660

Net financial expenses	(16,499)	(23,085)

a)	A significant part of these expenses / (income) are due to the intercompany loans disclosed in Note 39.1.
b)	In the years ended 31 December 2012 and 2011, this caption essentially includes the interest expense associated with the unwinding of the discount of financial assets and liabilities, the update of estimates with the environmental rehabilitation of quarries and mainly costs with commissions, guarantees and other bank charges in general.
c)	In the years ended 31 December 2012 and 2011, this caption essentially includes the income related to the financial actualization of financial assets and liabilities.

	2012	2011
Result of companies accounted for using the equity method:
Loss in associated companies (Note 16)	(5,140)	(279)
Gain in associated companies (Note 16)	38	188

	(5,101)	(91)

Loss in associated companies includes as of 31 December 2012 an impairment amounting to 5,129 thousand euro related to associates (Note 16).

	2012	2011
Income from investments:
Gains / (Losses) on holdings	(7)	16
Gains / (Losses) on investments	49	(159)

	42	(143)

11. INCOME TAX

The major components of income tax expense for the years ended 31 December 2012 and 2011 are:

	2012	2011
Current income tax:
Current income tax charge	22,250	(5,056)
Adjustments in respect of current income tax of previous year	(531)	114
Deferred tax:
Relating to origination and reversal of temporary differences (Note 12)	(35,340)	14,040

Income tax expense / (benefit) recognised in profit or loss relating to continuing and discontinuing operations	(13,621)	9,098

The income tax relating to the geographical areas is calculated at the respective local rates in force which for the year ended 31 December 2012 and 2011 is made up as follows:

	2012	2011
Morocco	30%	30%
Tunisia	30%	30%
Turkey	20%	20%
China	25%	25%
India	32%	32%
Peru	30%	30%

A reconciliation between the tax expense and the accounting profit multiplied by the nominal income tax rate for the years ended 31 December 2012 and 2011 is as follows:

	2012	2011
Profit / (Loss) before tax from continuing operations	(606,849)	19,732
Profit / (Loss) before tax from a discontinued operation (Note 34)	(49,231)	1,054

Profit / (Loss) before income tax	(656,079)	20,786

At statutory income tax rate in Spain of 30%	(196,824)	6,236
Effect of different tax rates of subsidiaries operating in other jurisdictions	11,150	(1,857)
Effect of income exempted from tax	(2,738)	(3,998)
Non-deductible expenses for tax purposes	174,791	8,717

Income tax expense (benefit)	(13,621)	9,098

Total income tax expense (benefit) reported in the combined statement of profit and loss	(15,756)	6,358
Total income tax benefit attributable to a discountinued operation (Note 34)	2,135	2,740

	(13,621)	9,098

The temporary differences between the carrying amounts of the assets and liabilities and the related tax bases were recognised as stipulated in IAS 12, Income Taxes.

The Spanish fully combined company Corporación Noroeste, S.A. (see Note 4.1.) is being subject to examination by the local tax authorities with regard to the corporate tax for fiscal years 2002 to 2004, years 2005 to 2008 and also with regard to other applicable taxes for fiscal years 2003 to 2008. As a result, the open tax years are from 2009 to 2012, both inclusive, for income tax purposes, and from 2008 to 2012, both inclusive, for the remaining applicable taxes.

On 13 February 2009 a tax assessment was made by the tax authorities relating to the 2002 tax year relating to disconformity of “expenses attributable to the Parent company” and “Tax evasion by selling some shares of one associate”, in which there was a settlement amount (tax plus interest due) of EUR 5,055 thousand. Corporación Noroeste, S.A. filed an appeal with the Central Economic-Administrative Court, which gave partial judgment on 20 December 2010 in favour of the Company. An appeal was filed against the court’s decision for the remaining items. In relation with thison 22 May 2009 an insurance bond amounting to EUR 5,055 thousand, was submitted to the State Tax Administration Agency as a payment guarantee.

On 13 December 2011, the Spanish Supreme Court notified the company that the amount of guarantees provided was reduced to 4,644 thousand euros based on the partial judgment of the Central Economic-Administrative Court.

The Directors and tax advisors estimate as possible the probability that the court sentence would be unfavourable for the interests of Corporación Noroeste, S.A., and as such, no provision has been recorded for this amount.

The detail of years open for tax purposes in the remaining countries are:

•	Morocco: from 2008 to 2012

•	Turkey: from 2007 to 2012

•	Tunisia: from 2008 to 2012

•	India: from 2007 to 2012

•	China: from 2007 to 2012

•	Peru: from 2008 to 2012

Despite the complexity of the tax legislation applicable to the Group companies’ operations, since these were carried out in accordance with the prevailing body of legal opinion and case law, it is estimated that no contingent tax liabilities should arise as a result of the tax authorities’ review of the years not yet statute-barred.

The Directors and their tax advisors consider as possible the probability of not winning the claim and as a consequence no provision was accounted for.

12. DEFERRED TAXES

The detail of “Deferred taxes” at 31 December 2012 and 2011 is as follows:

	2012
	01/01/2012	Currency translation adjustments	Income Tax	Transfers	Shareholders’ Equity	31/12/2012
Deferred Tax Assets
Other Intangible assets	94	—	—	—	—	94
Property, plant and equipment	2,789	(201)	42	(400)	—	2,230
Tax losses carried forward	13,608	(442)	(3,757)	(1,488)	5	7,926
Provisions	7,201	(295)	4,940	(1,303)	(57)	10,486
Doubtful accounts	389	(18)	1,172	(50)	—	1,493
Inventories	346	(52)	966	(212)	—	1,048
Investment	—	—	66	—	—	66
Other	1,027	(2,842)	5,859	(3,929)	(56)	59

	25,455	(3,850)	9,288	(7,382)	(108)	23,402

Deferred Tax Liabilities
Other Intangible assets	3,499	(23)	(852)	216	—	2,839
Goodwill	6,923	—	(2,671)	—	—	4,251
Property, plant and equipment	57,826	(784)	(23,169)	(5,961)	—	27,912
Employee Benefits	424	1	—	—	114	539
Provisions	4,717	(436)	(128)	(1,053)	—	3,099
Doubtful accounts	1,307	—	29	—	—	1,332
Inventories	132	(5)	(93)	—	—	34
Other	1,415	(127)	832	(584)	—	1,539

	76,243	(1,375)	(26,052)	(7,382)	114	41,547

Net Deferred Taxes	(50,789)	(2,476)	35,340	—	(222)	(18,145)

	2011
	01/01/2011	Currency translation adjustments	Income Tax	Transfers	Shareholders’ Equity	31/12/2011
Deferred Tax Assets
Other Intangible assets	84	1	9	—	—	94
Property, plant and equipment	2,668	32	89	—	—	2,789
Tax losses carried forward	16,110	(1,034)	(1,464)	—	(4)	13,608
Provisions	9,017	(767)	(1,049)	—	—	7,201
Doubtful accounts	281	(14)	122	—	—	389
Inventories	211	(4)	139	—	—	346
Investment	3	—	(3)	—	—	—
Other	88	(70)	922	—	88	1,027

	28,462	(1,856)	(1,235)	—	84	25,455

Deferred Tax Liabilities
Other Intangible assets	3,771	(186)	(86)	—	—	3,499
Goodwill	6,129	—	794	—	—	6,923
Property, plant and equipment	70,419	(3,052)	(9,542)	—	—	57,826
Employee Benefits	183	(4)	—	—	245	424
Provisions	4,010	(397)	1,104	—	—	4,717
Doubtful accounts	9,041	—	(7,734)	—	—	1,307
Inventories	47	(6)	91	—	—	132
Other	1,762	(444)	97	—	—	1,415

	95,362	(4,088)	(15,276)	—	245	76,243

Net Deferred Taxes	(66,900)	2,231	14,040	—	(161)	(50,790)

Some deferred tax assets are recorded directly on shareholder’s equity when the situations that have originated them have similar impact, namely:

•	The deferred tax assets recorded in “Reserves” relating to provisions, associated to the actuarial gains and losses recorded directly in that line item.

•	The deferred tax liabilities, related to available for sale financial assets, resulted from its valuations to market values, which are recorded on Fair value reserve.

The deferred tax liabilities related to goodwill arises as a consequence of the tax deductibility of certain goodwill, mainly for investments abroad, according to Article 12.5 of the Spanish Company Tax Law.

Deferred tax liabilities related to other intangible assets mainly on taxable temporary differences which arise as a result of differences between the accounting basis and the tax base of certain assets in the processes of business combinations from previous years.

In 2012, an amount of 23,169 thousand euros have been reversed due to the impairment recognized on “Property, plant and equipment” (Note 15).

At 31 December 2011 the amount of tax losses carried forward is 121,405 thousand euros. A deferred tax asset of 13,608 thousand euros has been accounted for in relation to this. No additional deferred taxes on losses carried forward have been accounted for due to the uncertainty as to their recovery.

At 31 December 2012 the amount of losses carried forward is 413,438 thousand euros. A deferred tax asset of 7,926 thousand euros has been accounted for in relation to this. No additional deferred taxes on losses carried forward have been accounted for due to the uncertainty as to their recovery.

Deferred tax assets are recognized only to the extent it is probable that future taxable profits will be available against which deductible temporary differences or tax losses carried forward can be utilized. This evaluation is performed based on the business plans of the companies, regularly reviewed and updated.

The transfers in 2012 have their origin mainly in the decision of management to classify the business in China as “Non-current assets held for sale”.

13. GOODWILL

Goodwill acquired through business combinations has been allocated to the cash generating units (CGU) below:

	Spain	Morocco	Tunisia	Turkey	China	India	Peru	Total
Gross assets:
Balances at 1 January 2011	126,392	27,254	71,546	293,799	20,836	56,039	3,262	599,128
Deconsolidation of a subsidiary	(202)	—	—	—	—	—	—	(202)
Currency translation adjustments	—	—	—	(44,950)	1,136	(7,303)	243	(50,874)

Balances at 31 December 2011	126,190	27,254	71,546	248,849	21,972	48,736	3,505	548,052

Currency translation adjustments	—	—	—	9,309	(287)	(2,584)	125	6,563
Transfers (Note 35)	—	—	—	—	(21,685)	—	—	(21,685)

Balances at 31 December 2012	126,190	27,254	71,546	258,158	—	46,152	3,631	532,932

Accumulated impairment losses:
Balances at 1 January 2011	—	(24,031)	—	—	—	—	—	(24,031)
Increases	(3,679)	—	—	—	—	—	—	(3,679)

Balances at 31 December 2011	(3,679)	(24,031)	—	—	—	—	—	(27,710)

Increases	(122,511)	—	—	(178,533)	—	(46,152)	—	(347,196)

Balances at 31 December 2012	(126,190)	(24,031)	—	(178,533)	—	(46,152)	—	(374,906)

Carrying amount:
As of 1 January 2011	126,392	3,223	71,546	293,799	20,836	56,039	3,262	575,096

As of 31 December 2011	122,511	3,223	71,546	248,849	21,972	48,736	3,506	520,342

As of 31 December 2012	—	3,223	71,546	79,625	—	—	3,631	158,025

Key assumptions used in value in use calculations

The carrying amounts of goodwill are tested for impairment annually or when there is any indication that they might be impaired. The impairment tests are made based on the recoverable amounts of each of the corresponding CGU.

For impairment test purposes, considering the financial statement structure adopted for management purposes, goodwill is distributed by groups of cash generating units corresponding to each geographic segment, due to the existence of synergies between the cash generating units of each segment, in a perspective of vertical integration of business.

The recoverable value of each cash generating unit is compared, in the tests performed, with the respective carrying amount. An impairment loss is only recognised when the carrying amount exceeds the higher of the value in use and fair value less cost to sell.

The cash flow projections are based on the medium and long term business plans approved by the Directors, plus perpetuity.

The calculation of value in use is most sensitive to the following assumptions:

•

Gross margin – Variable cost are based on average values achieved in the years preceding the beginning of the budget period. These are increased over the budget period for anticipated efficiency improvements. Prices are based on supply vs demand forecasts and market growth.

•

Discount rates – The discount rates used are pre-tax and represent the current market assessment of the risks specific to each cash generating unit, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its CGUs and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the shareholders. The cost of debt is based on the interest bearing borrowings the Group is obliged to service. CGU-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data. The use of post-tax cash flows and rates does not result in any significant difference with respect to the use of pre-tax cash flows and rates.

•

Market share assumptions – When using industry data for growth rates, these assumptions are important because management assesses how the cash generating unit’s position, relative to its competitors, might change over the forecast period.

•	Growth rate estimates – Rates are based on internal econometrical models, industry research and internal market knowledge.

The determination of the value in use was based on discounted cash flows calculated in local currency, using the corresponding WACC and perpetuities rates, as follows:

	2012				2011
Country	Currency	Goodwill	Discount rate	Long term growth rate	Goodwill	Discount rate	Long term growth rate
Spain	EUR	—	10.4% -11.4%	0.75% -2.7%	122,511	7.4% -7.1%	1.4% -2.0%
Morocco	MAD	3,223	11.0%	-0.5%	3,223	10.1%	1.0%
Tunisia	TND	71,546	10.5%	-1.0%	71,546	13.3%	1.0%
Turkey	TRY	79,625	10.8%	-1.0%	248,849	13.3%	4.0%
China	CNY	21,685	9.0%	0.6%	21,972	8.3%	1.0%
India	INR	—	10.3%	0.5%	48,736	10.7%	6.0%

An impairment loss on goodwill allocated to the Spain cash generating unit in the amount of 3,679 thousand euros was recorded in the year ended 31 December 2011.

The Group performed its annual impairment test as of 31 December 2012 and 2011. The recoverable amount of each CGU has been determined to be higher amount of the CGU´s fair value less costs to sell and its value in use. The value in use calculation was performed using cash-flow projections from financial budgets approved by senior management that exclude any estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the asset’s performance. Cash flows based on these projections cover a period of ten years. As a result of this analysis, impairment losses were recorded against the goodwill allocated to the Spain, India and Turkey CGUs, for amounts of 122,511 thousand euros, 46,152 thousand euros and 178,533 thousand euros, respectively. Amounts have been booked under the heading “Provisions and impairment losses” of the combined income statement.

Sensitivity to changes in assumptions

The impact that a reduction of 25 basis points in discount rates or in long-term growth rates would have on the recoverable value of the assets of each business area would not result in the carrying amount to exceed the recoverable amount.

14. OTHER INTANGIBLE ASSETS

The changes in other intangible asset accounts and in their respective accumulated amortisation and impairment losses in the years ended 31 December 2012 and 2011 were as follows:

Gross Assets:	Industrial property and other rights	Mining Rights	Software	Other intangible assets	Intangible assets in progress	Total
Balances at 1 January 2011	24,395	26,416	8,683	—	78	59,572
Currency translation adjustments	251	—	(944)	—	12	(681)
Additions	8,814	5,377	187	—	86	14,464
Write-offs	(6)	—	—	—	—	(6)
Transfers	35	(21,255)	—	—	(34)	(21,254)

Balances at 31 December 2011	33,489	10,538	7,926	—	142	52,094

Currency translation adjustments	(35)	—	119	(3)	—	82
Additions	412	—	20	721	31	1,184
Write-offs	—	—	(4)	(53)	—	(57)
Transfers	(18,734)	1,832	9	—	(173)	(17,068)

Balances at 31 December 2012	15,131	12,368	8,070	665	—	36,235

Accumulated amortisation and impairment losses:	Industrial property and other rights	Mining Rights	Software	Other intangible assets	Intangible assets in progress	Total
Balances at 1 January 2011	6,834	3,910	6,062	—	—	16,806
Currency translation adjustments	(505)	—	(617)	—	—	(1,122)
Increases	1,853	1,052	553	—	—	3,457
Write-offs	(6)	—	—	—	—	(6)
Transfers	—	(3,676)	—	—	—	(3,676)

Balances at 31 December 2011	8,176	1,286	5,998	—	—	15,459

Currency translation adjustments	82	—	74	—	—	155
Increases	2,730	5,923	510	293	—	9,456
Write-offs	—	—	(3)	—	—	(3)
Transfers	(3,130)	4,385	(284)	(106)	—	865

Balances at 31 December 2012	7,857	11,593	6,295	187	—	25,931

Carrying amount:
As of 1 January 2011	17,560	22,506	2,621	—	78	42,765

As of 31 December 2011	25,313	9,253	1,928	—	141	36,635

As of 31 December 2012	7,276	775	1,776	478	—	10,303

This balance relates mainly to mining rights and industrial property.

The transfers from mining rights in 2011 have their origin in the result of allocating to “Land and Natural Resources” the value of the mineral reserves exploitation contracts due to the acquisition of the corresponding land under the agreement signed in Spain with the associate Arenor, S.L. (see Note 39.4).

The transfers from intangible assets in 2012 are mainly due to the decision of management to classify the business in China as “non-current assets held for sale” (Note 35).

The Group assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Group estimates the intangible asset’s recoverable amount. Recoverable amount is determined for an individual intangible asset, unless the intangible asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. As a result of the assessment performed as of 31 December 2012 and 2011, an impairment loss on the intangible assets of the Spain business area amounting to 6,724 thousand euros 0 thousand euroswas booked under the caption “Provisions and impairment losses” of the combined statement of profit and loss.

15. PROPERTY, PLANT AND EQUIPMENT

The changes in the heading “Property, plant and equipment” and in the related accumulated depreciation and impairment losses in the years ended 31 December 2012 and 2011 were as follows:

	Land and natural resources	Buildings and other structures	Plant and machinery	Transport equipment	Furniture and fixtures	Hand and machines and tools	Other Property, plant and equipment	Property, plant and equipment in progress	Advances	Total
Gross assets:
Balances at 1 January 2011	214,951	392,019	1,457,249	34,900	16,331	4,158	10,348	18,134	2,675	2,150,765
Currency translation adjustments	(7,359)	(12,116)	(67,664)	(1,904)	(630)	132	13	(316)	(208)	(90,052)
Additions	25,615	4,697	24,688	1,118	90	1	646	27,040	2,352	86,246
Sales	(198)	(435)	(1,323)	(1,252)	(55)	—	(9)	—	—	(3,272)
Write-offs	—	(2,008)	(706)	(297)	(94)	(1)	(43)	(38)	—	(3,187)
Transfers	21,468	5,308	12,912	289	297	10	182	(14,945)	(2,362)	23,158

Balances at 31 December 2011	254,478	387,465	1,425,156	32,854	15,939	4,300	11,137	29,874	2,456	2,163,657

Changes in the consolidation perimeter	3,029	—	—	—	—	—	—	1,115	—	4,143
Currency translation adjustments	1,152	1,195	(3,240)	271	(48)	(13)	(47)	(1,043)	(122)	(1,893)
Additions	1,005	824	2,342	—	46	15	57	30,672	482	35,443
Sales	(49)	(106)	(5,306)	(3,573)	(5)	—	(89)	—	—	(9,129)
Write-offs	(293)	(3,590)	(16,356)	(21)	(401)	—	(305)	(41)	—	(21,005)
Transfers	(1,086)	(75,058)	(84,587)	979	(700)	(1,749)	90	(25,354)	(1,480)	(188,944)

Balances at 31 December 2012	258,236	310,730	1,318,009	30,510	14,831	2,553	10,843	35,223	1,336	1,982,272

	Land	Buildings and other structures	Plant and machinery	Transport equipment	Furniture and fixtures	Hand and machines and tools	Other Property, plant and equipment	Property, plant and equipment in progress	Advances	Total
Accumulated depreciation and impairment losses:
Balances at 1 January 2011	15,308	155,775	958,352	25,491	13,040	3,380	5,803	—	—	1,177,149
Currency translation adjustments	(243)	(6,547)	(47,025)	(1,217)	(506)	128	3	—	—	(55,406)
Increases	9,418	14,242	63,593	2,075	731	276	1,031	—	—	91,367
Decreases	—	(365)	(884)	(1,058)	(37)	—	(6)	—	—	(2,350)
Write-offs	—	(2,003)	(603)	(281)	(93)	—	(9)	—	—	(2,989)
Transfers	3,934	—	1,132	9	19	6	—	—	—	5,100

Balances at 31 December 2011	28,418	161,102	974,565	25,019	13,154	3,790	6,823	—	—	1,212,871

Currency translation adjustments	(40)	99	(6,513)	139	(19)	(13)	(32)	—	—	(6,379)
Increases	92,044	46,507	145,157	2,213	1,017	408	3,152	—	—	290,498
Decreases	—	(98)	(4,885)	(3,439)	(3)	—	(10)	—	—	(8,435)
Write-offs	—	(1,064)	(3,550)	(21)	(401)	—	(65)	—	—	(5,101)
Transfers	(6,517)	(20,278)	(28,161)	(716)	(525)	(1,719)	(43)	—	—	(57,953)

Balances at 31 December 2012	113,911	186,268	1,076,613	23,195	13,223	2,466	9,825	—	—	1,425,501

Carrying amount:
As of 1 January 2011	199,643	236,244	498,896	9,409	3,291	778	4,545	18,134	2,675	973,616

As of 31 December 2011	226,060	226,363	450,591	7,835	2,785	510	4,314	29,874	2,456	950,786

As of 31 December 2012	144,325	124,462	241,396	7,315	1,608	87	1,018	35,223	1,336	556,771

The additions during the years ended on 31 December 2012 and 2011 include 494 thousand euros and 215 thousand euros, respectively, of borrowing costs related to loans contracted to finance the construction of qualifiying assets.

The transfers to “Lands and natural resources” in the year ended 31 December 2011 include, mainly, the value of the mineral reserves exploitation contracts under the agreement with Arenor (see Notes 14 and 39.4). Also, in the context of the mentioned agreement, in 2011 there are significant additions that are not been a cash outflow. Furthermore, as part of the 2011 additions, it is included the recording of the financial lease mentioned in Note 29.

The transfers in 2012 result from management’s decision to classify the business in China as “Non-current assets held for sale” (Note 35).

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. As a result of the assessement performed as of 31 December 2012 and 2011, an impairment loss on the property, plant and equipment of the Spain and India business areas amounting to 185,446 thousand euros (2011: 6,321 thousand euros) and 26,979 thousand euros respectively was booked under the caption “Provisions and impairment losses” of the combined statement of profit and loss.

There are no item of property, plant and equipment of the Group pledged as security at 31 December 2012 and 2011.

16. INVESTMENTS IN ASSOCIATES

The changes in 2012 and 2011 in this heading in the statement of financial position were as follows:

	Investment	Goodwill	Total Investment
Balance at 1 January 2011	15,686	5,129	20,815
Deconsolidation of a subsidiary (Note 39.4)	(10,960)	—	(10,960)
Currency translation adjustments	5	—	5
Equity method effect:
On profit / (losses) (Note 10)	(188)	—	(188)
Acquisitions and increases	44	—	44

Balance at 31 December 2011	4,587	5,129	9,716

Deconsolidation of a subsidiary	—	—	—
Currency translation adjustments	—	—	—
Equity method effect:
On profit / (losses) (Note 10)	30	—	30
Acquisitions and increases	—	—	—
Disposals and impairment losses (Note 10)	—	(5,129)	(5,129)

Balance at 31 December 2012	4,617	—	4,617

Deconsolidation of a subsidiary refers to the sale of Arenor, S.L. to a related party in 2011 (Note 39.4).

The Group assesses at each reporting date whether there is objective evidence that a financial asset is impaired. A financial asset is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the intial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset. As a result of the impairment test performed as of 31 December 2012, the management has decided to write-off part of the acquisition cost of Cementos Antequera, S.A.

The breakdown of investments in associates at 31 December 2012 and 2011 as well as economic and financial information most relevant of these is as follows:

						Sales and		Balance value
2012 Name	Country	Ownership percentage	Assets	Liabilities	Shareholders’ equity	services rendered	Net profit / (loss)	Investments in associates	Impairment
Cementos Antequera, S.A.	Spain	23%	22,573	(3,580)	18,993	2,412	2	9,432	(5,129)
Hormigones Miranda Celanova, S.A.	Spain	40%	288	(312)	(24)	334	(48)	77	—
Ecocim, S.A.S.	Morocco	25%	2,468	(2,363)	105	2,613	(844)	237	—

								9,746	(5,129)

						Sales and		Balance value
2011 Name	Country	Ownership percentage	Assets	Liabilities	Shareholders’ equity	services rendered	Net profit / (loss)	Investments in associates	Impairment
Cementos Antequera, S.A.	Spain	23%	24,363	(5,536)	18,827	1,864	(1,103)	9,470	—
Hormigones Miranda Celanova, S.A.	Spain	40%	360	(336)	24	556	(12)	9	—
Ecocim, S.A.S.	Morocco	25%	1,726	(776)	950	2,313	753	237	—

								9,716	—

17. JOINT VENTURES

The Group has a 49.77% interest in both Insular de Productos para la Construcción y la Industria, S.A. (INPROCOI) and Cementos Especiales de las Islas, S.A. (CEISA). These are jointly controlled entities involved in the activities operated by the Group. The Group’s share of assets and liabilities on them as of 31 December 2012 and 2011 and income and expenses of the jointly controlled entities for the periods then ended, which is combined following the line-by-line method in these carve-out combined financial statements, is as below:

	31/12/2012	31/12/2011
Goodwill	—	26,767
Other Intangible assets	245	1,605
Property, plant and equipament	15,447	59,862

Total non-current assets	15,692	88,234

Inventories	5,218	4,877
Other current assets	8,260	10,591

Total current assets	13,478	15,468

Total assets	29,170	103,702

	31/12/2012	31/12/2011
Provisions	(1,396)	(1,349)
Deferred Tax Liabilities	(16)	(13,114)

Total non-current liabilities	(1,412)	(14,463)

Trade payables and customer advances	(895)	(2,605)
Other current liabilities	(2,139)	(1,255)

Total current liabilities	(3,034)	(3,860)

Total liabilities	(4,446)	(18,323)

	2012	2011
Sales	13,567	17,958
Services rendered	224	369
Other operating income	1,962	1,806

Total operating income	15.753	20,132

Cost of sales	(6,954)	(8,706)
Utilities and outside services	(3,136)	(3,638)
Personnel costs	(6,569)	(5,369)
Depreciation and amortisation charge	(4,184)	(5,333)
Provisions and impairment losses	(68,522)	—
Other operating expenses	(1,178)	(1,147)

Total operating expenses	(90,542)	(24,194)

Profit / (Loss) from operations	(74,789)	(4,062)

Financial costs	(61)	(133)
Financial income	83	105
Income from investments	195	195

Profit / (Loss) before tax from continuing operations	(74,572)	(3,895)

Income tax	13,605	626

Profit / (Loss) for the year from continuing operations	(60,968)	(3,269)

The joint ventures did not have significant contingent liabilities or commitments as of 31 December 2012 and 2011.

18. OTHER INVESTMENTS

The changes in the “Other Investments” in the years ended 31 December 2012 and 2011 were as follows:

Available for sale financial assets
Gross investment:
Balances at 1 January 2011	754
Currency translation adjustments	—
Increases	13
Sales	(5)
Transfers	(5)

Balances at 31 December 2011	757

Currency translation adjustments	(11)
Increases	175
Sales	(84)
Transfers	(3)

Balances at 31 December 2012	834

Impairment losses:
Balances at 1 January 2011	(23)
Currency translation adjustments	—
Increases	—

Balances at 31 December 2011	(23)

Currency translation adjustments	9
Increases	(222)

Balances at 31 December 2012	(236)

Carrying amount:
As of 1 January 2011	731

As of 31 December 2011	734

As of 31 December 2012	598

19. OTHER RECEIVABLES

The details of other accounts receivable as of 31 December 2012 and 2011 were as follows:

	31/12/2012
	Current	Non-current
Group and associated companies (Note 39.1)	898	—
Personnel	620	831
Fixed assets suppliers	160	33
Other receivables	2,107	5,434

	3,785	6,298

Allowance for doubtful receivables	(284)	(32)

	3,501	6,266

	31/12/2011
	Current	Non-current
Group and associated companies (Note 39.1)	17,656	177
Personnel	890	801
Fixed assets suppliers	87	33
Other receivables	6,061	7,946

	24,694	8,957

Allowance for doubtful receivable	(1,797)	(26)

	22,897	8,931

The caption “Other receivables” includes amounts to be received from various related companies, due to transactions no related to the companies’ main activities, among which is included the sale of fixed assets amounting to 92 thousand euros and 177 thousand euros as of 31 December 2012 and 2011, respectively (Note 39.1).

At 31 December 2012 and 2011, the maturities of these balances were the following:

	31/12/2012		31/12/2011
	Current	Non-Current	Current	Non-Current
Undue balances	3,483	6,291	22,726	8,947
Due balances:
Up to 180 days	102	7	665	10
From 180 to 360 days	21	—	136	—
More than 360 days	179	—	1,167	—

	3,785	6,298	24,694	8,957

Allowance for doubtful receivables – other receivables

In the years ended 31 December 2012 and 2011, the changes in this caption were as follows:

Adjustments to other accounts receivable
Balance at 1 January 2011	1,934
Currency translation adjustments	101
Provision for doubtful accounts	396
Amounts used	(609)

Balance at 31 December 2011	1,823

Currency translation adjustments	(15)
Provision for doubtful accounts	8
Decreases (Note 6)	(103)
Transfers	(1,397)

Balance at 31 December 2012	316

The allowance for doubtful accounts and decreases of allowance for doubtful accounts are recognized in the statement of profit and loss and other comprehensive income under the captions “Other operating expenses” and “Other operating income”, respectively.

The transfers in 2012 correspond to the classification of the business in China as “Non-current assets held for sale” (Note 35).

20. TAX RECEIVABLES AND PAYABLES

The detail of the tax receivables and payables at 31 December 2012 and 2011 is as follows:

	31/12/2012		31/12/2011
	Current	Non-current	Current	Non-current
Tax receivables:
Corporate income tax	6,302	—	11,981	206
Personal income tax	726	—	666	—
Value added tax	7,391	—	15,563	—
Other tax receivable	155	—	178	—

	14,574	—	28,388	206

	31/12/2012		31/12/2011
	Current	Non-current	Current	Non-current
Tax payables:
Corporate income tax	(4,225)	—	(12,219)	—
Personal income tax	(3,435)	—	(3,524)	—
Value added tax	(11,251)	—	(7,909)	—
Social security constributions	(1,995)	—	(2,282)	—
Other tax payable	(1,120)	—	(3,165)	—

	(22,026)	—	(29,099)	—

21. OTHER CURRENT AND NON-CURRENT ASSETS

The detail of this heading at 31 December 2012 and 2011 is as follows:

	31/12/2012		31/12/2011
	Current	Non-current	Current	Non-current
Interest receivable	328	95	122	12
Derivative instruments (Note 30)	—	629	—	383
Leases	12	57	81	21
Employee benefits	5	1,215	54	847
Prepaid insurance	383	1,425	568	—
Other deferred expenses	374	83	515	125

	1,102	3,504	1,339	1,388

22. INVENTORIES

Inventories at 31 December 2012 and 2011 are made up as follows:

	31/12/2012	31/12/2011
Raw materials and other supplies	61,204	83,795
Work in progress and semi-finished goods	27,046	31,960
Finished goods	17,710	11,903
Merchandise	575	1,250
Advances on purchases	29	29

	106,564	128,937
Inventory allowances	(9,614)	(3,652)

	96,950	125,285

Inventory Allowances

	31/12/2012	31/12/2011
Balance at 1 January	3,652	1,987
Currency translation adjustments	(77)	48
Increases	10,643	2,426
Decreases	(274)	(809)
Transfers	(4,330)	—

Balance at 31 December	9,614	3,652

The increase of allowances are recognized in the statement of profit and loss under the caption “Other operating expenses”.

The increase in inventory allowances in 2012 as compared to the amounts registered in 2011 are explained mainly as a consequence of the low inventory turnover in the Spain business area due to market conditions.

The transfers in 2012 correspond to the classification of the business in China as “Non-current assets held for sale” (Note 35).

23. TRADE RECEIVABLES AND ADVANCES TO SUPPLIERS

The caption “Trade receivables and advances to suppliers” at 31 December 2012 and 2011 is made up as follows:

	31/12/2012	31/12/2011
Trade receivable, current account	117,936	115,939
Trade receivable-notes receivable	21,225	55,732
Advances to suppliers	1,437	5,380

	140,598	177,051

Allowance for doubtful receivables	(36,031)	(31,140)

	104,567	145,911

The heading “Trade receivable, current account” includes balances with related parties amounting to 782 thousand euros (2011: 1,116 thousand euros) (Note 39.1).

Allowance for Doubtful Receivables

During the years ended 31 December 2012 and 2011, the changes in this caption are made up as follows:

	31/12/2012	31/12/2011
Balance at 1 January	31,140	29,976
Currency translation adjustments	(227)	(561)
Provision for doubtful receivables	7,385	2,977
Decreases (Note 6)	(1,896)	(912)
Amounts used	(12)	(340)
Transfer	(359)	—

Balance at 31 December	36,031	31,140

The allowance for doubtful receivables and decreases of the allowance for doubtful receivables are recognized in the combined statements of profit and loss and other comprehensive income under the captions “Other operating expenses” and “Other operating income”, respectively.

In the years ended 31 December 2012 and 2011, the ageing of this caption, was as follows:

	31/12/2012	31/12/2011
Undue balances	71,690	87,538
Due balances:
Up to 180 days	43,202	51,463
From 180 to 360 days	5,581	2,936
More than 360 days	20,125	35,114

	140,598	177,051

There is not a significant concentration of credit risk, as it is spread over a broad range of trade and other debtors.

The provision for doubtful receivables is used to reduce the receivable balance to its estimated value after an individual analysis of each sector for insolvency risk and taking into account the amounts covered by credit insurance.

24. TRANSLATION CURRENCY DIFFERENCES

In the year ended 31 December 2011 the changes in currency translation adjustments are significantly influenced by the impact of currency devaluations such as the TRY in Turkey against the Euro in the translation of net assets denominated in that currency.

In the year ended 31 December 2012 the changes in currency translation adjustments are significantly influenced by the appreciation of the TRY in Turkey and the PEN in Peru.

During 2011 and 2012, no financial instruments have been entered into to hedge the investments in foreign operations.

25. NON-CONTROLLING INTERESTS

The changes in this heading in the years ended 31 December 2012 and 2011 were as follows:

Thousand Euros
Balance at 1 January 2011	59,372
Currency translation adjustments	12,391
Dividends	(11,588)
Hedge derivatives	11
Employee benefits	(11)
Profit for the year attributable to non-controlling interests	4,985

Balance at 31 December 2011	65,160

Currency translation adjustments	749
Dividends	(8,813)
Hedge derivatives	19
Employee benefits	20
Loss for the year attributable to non-controlling interests	(28,644)
Capital increase	1,010
Other	(590)

Balance at 31 December 2012	28,911

26. EMPLOYEE BENEFITS

Defined benefit plans

The Group has defined benefit plans for retirement pensions and healthcare, the obligations for which are determined annually on the basis of actuarial valuations performed by independent entities. The expense thus calculated is recognised in profit or loss for the year.

The plan assets are managed by independent specialized entities.

The detailed studies at 31 December 2012 and 2011 applied the projected unit credit method and considering the following estimates and technical actuarial assumptions:

	2012	2011
Discount rate (in local currency)
Spain	2.80%	5.00%
India	8.25%	8.50%
Morocco	5.20%	5.20%
Turkey	6.80%	9.25%

Expected rates of return on plan assets
Spain	2.80%	5.00%
Turkey	—	—

Expected rate of salary increases
Spain	2.00%	3.00%
India	7.00%	7.00%
Morocco	4.00%	4.00%
Turkey	2.00%	7.00%

Mortality tables
Spain	PERMF 2000	PERMF 2000
India	LIC	LIC
Morocco	TV 88/90	TV 88/90
Turkey	CSO1980 (Male / Female)	CSO1980 (Male / Female)

Medical cost trend rates
Morocco	3.00%	3.00%

The changes in actuarial assumptions are justified by changes in market conditions. The discount rates of the liabilities were estimated based on long-term rates of return of highly rated bonds and with maturities similar to those liabilities. The salary growth rates were determined in accordance with the wage policy in place for the indicated segments.

In accordance with the actuarial valuations the pension and healthcare benefits costs for the years ended 31 December 2012 and 2011 were as follows:

	Pension plans
	2012	2011
Current service cost	211	230
Interest cost	188	202
Settlements	(747)	—
Expected return of the plans’ assets	(85)	(230)

Total cost / (income) of the pension plans (I)	(433)	202

	Other employee benefits
	2012	2011
Current service cost	551	486
Interest cost	549	530
Curtailments / liquidations	44	—

Total cost / (income) of the healthcare plans (II)	1,1 44	1,015

Total cost / (income) of the defined benefit plans (I) + (II)	(244)	1,217

Based on the above-mentioned actuarial studies, the expenses defined benefit liability in the years ended 31 December 2012 and 2011 can be broken down as follows:

	31/12/2012
	Pension Plans	Other employee benefits	Total
Defined benefit liability – 1 January	2,653	7,351	10,004
Benefits and bonuses paid	(151)	—	(151)
Current service cost	211	595	805
Curtailments / liquidations	(747)	(787)	(1,534)
Interest cost	188	548	736
Actuarial gains and losses	(103)	1,330	1,227
Plan change of the benefit	16	—	16
Exchange differences	182	(12)	172

Defined benefit liability – 31 December	2,249	9,025	11,275

Value of the pension funds – 1 January	3,554	—	3,554
Contributions	(30)	—	(30)
Benefits and bonuses paid	(684)	—	(684)
Expected income of the funds’ assets	106	—	106
Actuarial gains and losses in income from the funds’ assets	280	—	280
Exchange differences	(75)	—	(75)

Value of the pension funds – 31 December	3,151	—	3,151

	31/12/2011
	Pension Plans	Other employee benefits	Total
Defined benefit liability – 1 January	3,558	6,562	10,120
Benefits and bonuses paid	(215)	—	(215)
Current service cost	230	486	716
Plan change / cancelation of the benefit	—	(643)	(643)
Interest cost	202	530	732
Actuarial gains and losses	(894)	365	(529)
Exchange differences	(228)	14	(214)

Defined benefit liability – 31 December	2,653	7,314	9,967

Value of the pension funds – 1 January	3,620	—	3,620
Contributions	179	—	179
Benefits and bonuses paid	(215)	—	(215)
Expected income of the funds’ assets	230	—	230
Actuarial gains and losses in income from the funds’ assets	(71)	—	(71)
Exchange differences	(189)	—	(189)

Value of the pension funds – 31 December	3,554	—	3,554

The Group recognises actuarial gains and losses directly in the specific item of equity, having no impact on profit of loss for the year.

The movements of net actuarial gains and losses during the years ended 31 December 2012 and 2011 were as follows:

	31/12/2012	31/12/2011
Balances at 1 January	3,729	2,704
Changes during the year:
Related to the liabilities	1,775	1,359
Related to the funds assets	280	(71)
Corresponding deferred tax	(166)	(271)
Non-controlling interests	53	9

Balances at 31 December	5,671	3,729

The difference between the present value of the benefit plan liability and the market value of the funds’ assets for the last six years, was as follows:

Pension plans	2012	2011	2010	2009	2008	2007
Present value of defined benefit obligation	2,249	2,653	3,558	3,808	3,848	2,375
Fair value of plan assets	(3,151)	(3,554)	(3,620)	(3,668)	(3,562)	(2,825)

Deficit / (Surplus)	(902)	(901)	(62)	140	286	(450)

Liability for employee benefits:
Current liability	53	—	56	198	356	—
Non-current liability	—		—	—	—	—

	53	—	56	198	356	—
Fund Déficit / (Surplus)	(849)	(901)	(118)	(58)	(70)	(450)

Total exposure	(849)	(901)	(118)	(338)	(70)	(450)

Other employee benefits	2012	2011	2010	2009	2008	2007
Liability for employee benefits:
Current liability	—	—	—	—	—	—
Non-current liability	9,025	7,314	2,176	2,063	2,072	—

Total exposure	9,025	7,314	2,176	2,063	2,072	—

The detail of the main fund assets at 31 December 2012 and 2011 is as follows:

	2012	2011
Fixed rate bonds	31.1%	42.2%
Real estate investment funds, hedge funds, cash and insurance	68.9%	57.8%

	100.0%	100.0%

Defined contribution plans

In the year ended 31 December 2012 and 2011, costs of defined contribution plans amounted to 581 thousand euros and 595 thousand euros.

27. PROVISIONS

At 31 December 2012 and 2011 the details of current and non-current classification were as follows:

	31/12/2012	31/12/2011
Non-current provisions:
Provisions for tax and legal contingencies	—	2,574
Quarry restoration provision	22,196	28,448
Severance costs and other staff costs	3,235	2,255
Litigation	715	793
Other provisions for risks and charges	9,076	3,760

	35,222	37,830

Current provisions:
Quarry restoration provision	373	122
Severance costs and other staff costs	20,401	188
Other provisions for risks and charges	457	520

	21,231	830

Total	56,453	38,660

Quarry restoration provision

The quarry restoration provision represents the Group’s legal or implicit obligation to rehabilitate land used for quarries. Payment of this liability depends on the period of operation and the estimated time for the beginning of the restoration work. The reduction in 2012 is mainly due to the reclassification of the business in China to “Non-current Assets Held for Sale” (Note 35).

Severance costs and other staff costs

This caption includes mainly the expenses related to the personnel restructuring provision to be done in the Spain and Turkey areas for an amount of 20,205 thousand euros (Note 8).

Other provisions for risks and charges

This caption includes as of 31 December 2012 an amount of 7,388 thousand euros (31 December 2011: 1,714 thousand euros) corresponding to provisions recognized by the India business area during the period as a result of disputes with local authorities other than those described above mainly arising from fines on the supply of cement to certain counterparties which are not in compliance with applicable local regulation.

The changes in the balances of provisions in the years ended 31 December 2012 and 2011 were as follows:

	Provisions for Tax Contingencies	Quarry Restoration Provision	Severance Costs and Other Staff Costs	Litigation	Other Provisions for Risks and Charges	Total
Balance at 1 January 2011	—	23,211	2,699	520	4,551	30,981
Currency translation adjustments	57	(665)	(1,026)	(44)	(272)	(1,950)
Increases	2,517	7,058	921	444	45	10,985
Reductions	—	(42)	(57)	(127)	(36)	(262)
Amount used	—	(992)	(94)	—	(8)	(1,094)

Balance at 31 December 2011	2,574	28,570	2,443	793	4,280	38,660

Currency translation adjustments	(25)	175	85	—	(431)	(196)
Increases	—	1,078	21,421	1,718	10,886	35,103
Reductions	(50)	(892)	(129)	(603)	—	(1,674)
Amount used	(2,499)	(494)	(91)	(15)	(61)	(3,160)
Transfers	—	(5,868)	(93)	(1,178)	(5,140)	(12,279)

Balance at 31 December 2012	—	22,569	23,636	715	9,534	56,453

The increases and decreases in the provisions in the years ended 31 December 2012 and 2011 were recorded by corresponding entry to the following accounts:

	2012	2011
Property, plant and equipment:
Land	634	6,001
Intangible assets:
Exploitation rights	—	45
Profit for the year:
Supplies and services	315	882
Staff costs	26,708	696
Provisions	5,147	—
Financial income / expenses	625	816
Income Tax	—	1,999
Shareholders’equity:
Reserves	—	284

	33,429	10,723

The other provisions for risks and charges cover specific business risks resulting from the Group’s normal operations.

28. BORROWINGS

The detail of the loans obtained at 31 December 2012 and 2011 is as follows:

	31/12/2012	31/12/2011
Non-currents liabilities:
Bank loans	8,226	29,531

	8,226	29,531

Current liabilities:
Bank loans	9,512	51,814
Bank overdrafts (Note 40)	5,757	46,301

	15,269	98,115

	23,495	127,646

The detail of the bank loans and bank overdrafts at 31 December 2012 and 2011 is as follows:

Type	Currency	Interest rate	31/12/2012	31/12/2011
Bank Loans	Several	Variable rate indexed to Euribor & Libor –4.5%	17,738	81,345
Bank Overdrafts (Note 40)	Several	Variable rate – 4%	5,757	46,301

			23,495	127,646

The repayment schedule for the bank borrowings at 31 December 2012 and 2011 was as follows:

Year	31/12/2012	31/12/2011
2012	—	98,115
2013	15,269	25,035
2014	4,855	4,296
2015	993	200
2016 and following	2,378	—

	23,495	127,646

At 31 December 2012 and 2011, the borrowings were denominated in the following currencies:

	31/12/2012		31/12/2011
Currency	Currency	Euros	Currency	Euros
EUR	8,048	8,048	1,221	1,221
USD	5,300	4,017	5,300	4,096
MAD	64,696	5,801	20,282	1,828
TRY	643	273	138,500	56,688
CNY	—	—	279,505	34,258
HKD	—	—	258,693	25,738
TND	10,978	5,357	7,404	3,817

		23,495		127,646

In addition, the Group has additional indebtedness corresponding to the business in China for an amount of 68,380 thousand euros denominated in CNY and HKD (Note 35).

The loans denominated in foreign currencies were translated to euros at the exchange rate prevailing on the statement of financial position date.

29. OBLIGATIONS UNDER LEASES

Finance leases

At 31 December 2012 there are no finance lease agreement whereby the Group acts as lessor. At 31 December 2011 the lease agreement mentioned in the following paragraph was considered as finance lease by the Directors of Cimpor.

Operating leases

As a consequence of the strategy of Votorantim Group (the new share-holder since December 2012) in the geographical area where the grinding is located, and after the analysis of the Directors on the probability of exercising the option of extending the contract, they decided to reevaluate the classification of the lease.

The liability under leasing contracts observed in the financial year ended 31 December 2011 correspond primarily to the formalisation of a lease contract to operate a grinding facility located in Malaga, owned by the associate Cementos de Antequera, S.A., with a 10 year duration whereby the Group acts as lessee (Note 39.4). The overall management of that asset was taken over by Cimpor, so the risks and rewards of that asset are considered to be transferred in full.

Future minimum lease payments under the agreement together with the present value of the net minimum payments are as follows:

	2012		2011
	Present Value	Future Value	Present value	Future value
Within one year	27	25	1,634	2,239
After one year but not more than five years	69	6	6,933	9,059
More than 5 years	—	—	8,965	9,747

	96	31	17,532	21,045

Additionally, the Group has entered into commercial leases on certain motor vehicles and other assets. These leases have an average life of between three and five years with no renewal option included in the contracts.

Future minimum rentals payable under non-cancellable operating leases as of 31 December 2012 and 2011 are as follows:

	2012	2011
Within one year	2,178	1,463
After one year but not more than five years	11,336	6,577
More than 5 years	5,919	15,104

	19,433	23,144

There are no significant commercial leases whereby the Group acts as a lessor.

30. DERIVATIVE FINANCIAL INSTRUMENTS

Under the risk management policy in place, derivative financial instruments have been contracted at 31 December 2012 and 2011 to hedge exchange rate risk.

Such instruments are contracted after evaluating the risks to which its assets and liabilities are exposed and assessing which instruments available in the market are the most adequate to hedge the risk.

The recognition of financial instruments and their classification as hedging or trading instruments, is based on the provisions of IAS 39.

Hedge accounting is applicable to financial derivative instruments that are effective in relation with the elimination of variations in the fair value or cash flows of the underlying assets/liabilities. The effectiveness of such operations is verified on a regular quarterly basis. Hedge accounting covers cash flows.

Cash flow hedging instruments are financial derivative instruments that hedge exchange rate risk. Changes in the fair value of such instruments are recognised in other comprehensive income and accumulated under reserves. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Fair value of derivative financial instruments

The fair value of derivative financial instruments at 31 December 2012 and 2011 is as follows:

	31/12/2012
	Other assets		Other liabilities
	Current	Non-current	Current	Non-current
Cash flow hedges:
Exchange rates and interest rate swaps	—	629	—	—

	—	629	—	—

	31/12/2011
	Other assets		Other liabilities
	Current	Non-current	Current	Non-current
Cash flow hedges:
Exchange rates and interest rate swaps	—	383	—	—

	—	383	—	—

The following schedule shows the operations at 31 December 2012 and 2011 that qualify as fair value hedge instruments:

31/12/2012
Type of hedge	Notional	Type of operation	Maturity	Financial purpose	Fair Value (Note 21)
Cash flow	USD 5,300,000	Several Cross Currency Swaps	August 2014	Hedge of 100% of the capital and interests from a loan in USD	629

31/12/2011
Type of hedge	Notional	Type of operation	Maturity	Financial purpose	Fair Value (Note 21)
Cash flow	USD 5,300,000	Several Cross Currency Swaps	August 2014	Hedge of 100% of the capital and interests from a loan in USD	383

31. OTHER PAYABLES

The detail of these headings at 31 December 2012 and 2011 is as follows:

	31/12/2012		31/12/2011
	Current	Non-Current	Current	Non-current
Personnel	4,082	—	2,114	—
Fixed assets suppliers	5,362	—	8,269	—
Payables to related parties (Note 39.1)	3,293	—	15,173	—
Other creditors	4,571	490	8,643	21

	17,308	490	34,199	21

32. OTHER CURRENT AND NON-CURRENT LIABILITIES

The detail of these headings at 31 December 2012 and 2011 is as follows:

	31/12/2012		31/12/2011
	Current	Non-Current	Current	Non-current
Interest payable	711	—	1,944	—
Remuneration payable	1,363	82	1,917	88
Government grants	1,599	4,116	1,517	5,779
Other deferred expenses	1,400	16	2,191	11

	5,073	4,214	7,569	5,878

Government grants have been received for the purchase of certain items of property, plant and equipment. There are no unfulfilled conditions or contingencies attached to these grants.

33. TRADE PAYABLES AND CUSTOMER ADVANCES

The detail of this heading at 31 December 2012 and 2011 is as follows:

	31/12/2012	31/12/2011
Trade payable, current account	50,970	63,082
Payble invoices not yet received	5,666	5,169
Notes payable	27,631	34,325
Customer advances	3,173	2,897

	87,440	105,473

The headings “Trade payables” and “Customer advances” include balances with related parties amounting to 9,129 thousand euros (2011: 17,456 thousand euros) (Note 39.1).

34. DISCONTINUED OPERATIONS

At 31 December 2012, the management of VCEAA has decided to dispose the business in China. Market circumstances make the business in China to operate in an unpredictable environment, making it difficult for management to derive real growth and profitability of the operating area. The disposal is due to be completed by 31 December 2013. At 31 December 2012, the business in China was classified as a disposal group held for sale and as discontinued operation. The results of the business in China for the years ended 31 December 2012 and 2011 are presented below:

	2012	2011
Revenue	64,626	128,820
Expenses	(100,752)	(120,455)

Gross profit	(36,126)	8,365

Finance costs (a)	(13,105)	(7,311)

Profit / (Loss) before tax from discontinued operations (Note 11)	(49,231)	1,054

Tax income
Related to current pre-tax profit (Note 11)	(2,135)	(2,740)

Profit / (Loss) for the year from discontinued operations	(51,366)	(1,686)

Total comprehensive income for the year net of tax from discontinued operations	(51,366)	(1,686)

(a)	A significant part of these finance costs are due to intercompany loans disclosed in Note 39.1.

35. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

	31/12/2012	31/12/2011
Equipment held for sale (a)	12,564	12,069
Assets related to businesses in China (b)	207,943	—

	220,507	12,069

(a)	As of December 31, 2011 the Group had the intention to dispose a pyro-processing equipment which was not in use. In June 2012 a sale agreement was signed with a related party (Note 39.4). Management expects the equipment to be delivered during the first months of 2013. No impairment loss was recognised on reclasification of the pyro-processing equipment as held for sale at 31 December 2012 and 2011.
(b)	As described in Note 34, the Group is seeking to dispose of its business in China. The major classes of assets and liabilities of the business in China at the date of preparation of these carve-out combined financial statements are as follows:

31/12/2012
Property, plant and equipament	132,014
Goodwill (Note 13)	21,685
Other intangible assets	15,715
Deferred tax assets (Note 12)	7,382
Inventory	15,297
Other current assets	10,080
Cash and cash equivalents	5,770

Total	207,943

Trade and other payables	(6,070)
Deferred tax liabilities (Note 12)	(7,382)
Other current liabilities	(12,099)
Intercompany loans (Note 39.1)	(116,536)
Bank borrowings (Note 28)	(68,380)
Provisions	(12,187)

Total	(222,654)

(14,711)

The heading “Other current liabilities” includes balances with related parties amounting to 1,502 thousand euros.

The detail of the cash flows from discontinued operations as of 31 December 2012 and 2011 is below:

Cash flows from discontinued operations

	2012	2011
Net cash flows from operating activities	5,271	7,729
Net cash flows from investing activities	(9,255)	(10,655)
Net cash flows from financing activities	2,986	3,262

Net cash flows	(998)	335

Inmediately before the classification of the business in China as asset held for sale, the recoverable amount was estimated for the assets. Following the classification, a write off amounting to 12,790 thousand euros was recognised to reduce the carrying amount of the deferred tax assets. This was recognised in the discontinued operations in the combined statement of profit and loss.

36. FINANCIAL RISK MANAGEMENT

General Principles

During its normal business activities, the companies are exposed to a variety of financial risks, which can be grouped in the following categories:

•	Interest-rate risk

•	Exchange-rate risk

•	Liquidity risk

•	Credit risk

Financial risk is deemed to mean the probability of obtaining a positive or negative outcome different to that expected, and which materially and unexpectedly alters the companies’ net worth.

The management of these risks, which arise from the unpredictability of financial markets, requires prudent application of rules and methods approved by the Corporate Executive Committee, with the final purpose of minimising the potential effects on the Group’s profits of these markets’ behaviour.

In general terms, speculative positions are not taken and so the sole aim of all operations carried out in this management is to control existing risks to which the companies are unavoidably exposed. Hedging the interest-rate risk and exchange-rate risk normally means contracting financial derivatives on the over-the-counter market involving a limited number of counterparties with high ratings and are undertaken with financial entities.

All risk management, focused on that objective, is conducted according to two core concerns:

•	Reducing, whenever possible, fluctuations in profit/loss and cash flows that are exposed to risk.

•	To limit the curving deviation from forecast financials by means of meticulous financial planning based on multi-year budgets.

Furthermore, another concern of the Group is that the processes for managing these risks meet internal information needs and also external requirements (regulators, auditors, financial markets and all other stakeholders).

Interest-rate risk

The Group’s exposure to interest-rate risk arises from the fact that its statement of financial position includes financial assets and liabilities that have been contracted at fixed and variable interest rates. In the former case, the Group runs the risk of variation in the fair value of these assets and liabilities, in that any change in market rates involves a (positive or negative) opportunity cost. In the latter case, this same change has a direct impact on interest paid or received, resulting in changes in “Cash flow”.

In order to hedge this type of risk, in accordance with the Group’s expectations of market rates, forward rate agreements or preferably interest-rate swaps could be contracted.

Exchange-rate risk

The Group’s global operation forces it to be exposed to the exchange-rate risk of the currencies of different countries.

The exchange effects of the translation of local financial statements in the Group’s consolidated financial statements can be mitigated by hedging the net investments made in those countries. However, the Group has only done this sporadically, since it considers the cost of such operations (the difference between the local interest rates and the Group’s reference currency) to generally be too high in view of the risks involved.

When we do hedge the exchange-rate risk, we normally use forward contracts and standard exchange options generally maturing in under one year.

The Group does not carry out exchange-rate operations that do not cover existing or contracted positions.

The combined carve-out income statement for 2012 and 2011, shows a positive impact arising from the decision of not to hedge currency risks, due to certain currencies in which Group operates performed positively against the Euro.

The Group has financing in currencies different than the Euro. The exposure of debt balances to currencies different than the Euro is detailed below:

	2012		2011
	Loan amount	Currency	Loan amount	Currency
Morocco	64,696	MAD	20,282	MAD
India	5,300	USD	5,300	USD
Turkey	643	TRY	138,500	TRY
China	354,160	CNY	279,505	CNY
China	258,700	HKD	258,693	HKD
Tunisia	10,978	TND	7,404	TND

Liquidity risk

Liquidity risk management means maintaining an appropriate level of available cash to ensure the normal pursuit of the Group’s activities. This risk is monitored through a cash budget, which is reviewed on a regular basis.

The cash surpluses of the different Business Areas are, whenever possible, channelled to the parent company, through the payment of dividends or made available to other areas with a shortage of funds, through intercompany loans.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

When the Group establishes different contractual relations with third parties, it takes on the risk of the probability of non-fulfilment or even, in an extreme scenario, default by a counterparty.

The Group endeavour to limit its exposure to credit risk of bank accounts and other cash investments and derivatives contracted from financial institutions by carefully selecting of the other companies, taking into the account their rating and the nature and maturity of operations.

On the basis of the information currently available, no losses due to default by counterparties are expected.

Sensitivity analysis

a) Interest-rate

Exposure to interest-rate risk results in variability of the Group’s financial expenses.

The results of a sensitivity analysis of exposure as of 31 December 2012 and 2011 were as follows: with all other assumptions remaining constant, a parallel alteration of +/-0.5% in the interest-rate curve would represent approximately the below increase / decrease in financial costs (before tax), for the financial years ended on 31 December 2012 and 2011:

	2012		2011
	-0.5%	+0.5%	-0.5%	+0.5%
Interest Expense	3,258	(3,258)	2,726	(2,726)

b) Exchange-rate

The following tables demonstrate the sensitivity to a reasonably possible change in the below currencies exchange rates, with all other variables held constant. The impact is due to changes in the fair value of monetary assets and liabilities. There is no exposure to other currencies.

	2012		2011
	-10%	+10%	-10%	+10%
USD	(365)	446	(372)	455
MAD	(527)	645	(166)	203
TRY	7,210	(8,812)	(5,153)	6,299
CNY	(1,962)	2,398	(1,069)	1,306
HKD	5,237	(6,401)	4,631	(5,661)
TND	(487)	595	(347)	424

	9,106	(11,129)	(2,476)	3,027

37. CO2 EMISSION LICENSES

In accordance with European Parliament and Council Directive 2003/87/CE the Spanish government approved the list of facilities which were granted emission licenses and which may be involved in trading emissions allowances for the period from 2008 to 2012.

Four manufacturing plants of the Group, all located in Spain (Oural, Toral de los Vados, Córdoba and Niebla Production Centres) received licences corresponding to annual emissions rights of 2,025,769 tons (period 2008 to 2012).

The estimated emissions of these manufacturing plants were 1,212,176 tons and 1,346,030 tons of CO2 during the years ended on 31 December 2012 and 2011, respectively. During the years ended 31 December 2012 and 2011,part of the CO2 unused in the production process, in particular 14,000 tons and 575,000 tons of CO2 of the total 2,025,769 tons awarded were sold to third parties, and in addition, several swaps of CO2 emissions allowances for Certified Emissions Reductions (CER) were contracted with financial institutions.These operations (both sales of CO2 and swaps of CO2 for CERs) generated a gain of 96 thousand euros and 7,686  thousand euros in 2012 and 2011 respectively, reported under the caption “Other operating income” (Note 6).

38. CONTINGENT LIABILITIES, GUARANTEES AND COMMITMENTS

Contingent liabilities

As a result of its normal business activities, the Group is involved in various legal proceedings and claims relating to products and services and also to tax, environmental and employment-related matters. The outcome of these proceedings and claims based upon current information is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In Spain, the most significant contingent liabilities are related to tax assessments of Corporación Noroeste, S.A. for tax audits for the years of 2002 to 2004. The tax authorities assessed an amount of tax totalling approximately of 5 million euros (including accrued interests), which to date has been reduced by approximately 4 million euros through the acceptance of certain items challenged by the Group the adjustments to the taxable profit as identified by the tax authorities result primarily from a difference in interpretation of the tax laws applied to certain transactions. It is the belief of management that the conclusion of the court proceedings already underway to challenge those adjustments, will not result in significant costs to the Group. This conclusion is supported by the opinion of its legal and tax advisers, who believe the possibility of losing such court cases is remote.

Guarantees

At 31 December 2012 and 2011, the Group had provided guarantees to third parties amounting to 24,334 thousand euros and 22,932 thousand euros, respectively. The details of guarantees given third parties is as follows:

	2012	2011
Guarantees given:
For tax processes in progress (Note 11)	4,939	4,644
Financing entities	1,793	—
To suppliers	2,711	3,835
Other	14,891	14,453

	24,334	22,932

Amounts registered under “Other” mainly correspond to guarantees given to local authorites as a consequence of the mining rights for an amount of 3,304 thousand euro in the years ended 31 December 2012 and 2011 and amounts given to Cementos Antequera, S.A. in guarantee of rented premises (Note 39.4) for an amount of 4,200 thousand euro in the years ended 31 December 2012 and 2011.

Commitments

In the normal course of its business activities, the Group assumes commitments relating mainly to the acquisition of equipment (as part of the transactions involving investments in progress) and to the purchase and sale of equity interests.

Additionally, as of 31 December 2012 and 2011, there are commitments related to contracts for the acquisition of property, plant and equipment and inventories:

	2012	2011
Commitments:
Morocco	2,761	3,174
Spain	13,780	12,780
India	1,151	1,664
China	3,006	—

	20,698	17,618

39. RELATED PARTY TRANSACTIONS

Balances and transactions among the Cimpor Target Businesses have been eliminated on the preparation of these carve-out combined financial statements and are not disclosed in this note.

Details of transactions between the Cimpor Target Businesses and other related parties are disclosed below. In this sense, related parties are all within the Votorantim and Cimpor groups.

39.1.	Trading transactions and balances

During the year, the Cimpor Target Businesses entered into the following trading transactions with related parties that are not members of the Group:

	Sales of goods / Services rendered		Purchases of goods / Services rendered
	2012	2011	2012	2011
Cimpor Trading	6,124	2,881	34,154	30,784
Cimpor Inversiones	136	662	11,483	15,942
VCEAA	450	—	2,814	—
Other Cimpor Companies	394	438	6,128	11,747
Votorantim Group	1,029	224	19	610

	8,133	4,206	54,599	59,082

	Interest income		Interest expense
	2012	2011	2012	2011
Cimpor Trading	254	256	376	317
Cimpor Inversiones	1,712	4,428	22,628	21,680
VCEAA	305	—	6,253	—
Other Cimpor Companies	428	363	28	2,151
Votorantim Group	—	—	645	697

	2,700	5,047	29,930	24,846

	Dividends distributed
	2012	2011
Cimpor Trading	—	—
Cimpor Inversiones	25,991	33,043
VCEAA	8,612	—
Other Cimpor Companies	—	—
Votorantim Group	—	—

	34,603	33,043

Sales and purchases of goods and services rendered to related parties were made at market prices.

The following balances were outstanding at the end of the reporting period:

	Amounts owed by related parties		Amounts owed to related parties
	31/12/12	31/12/11	31/12/12	31/12/11
Cimpor Trading	14	550	1,942	5,978
Cimpor Inversiones	—	279	—	23,794
VCEAA	545	—	10,629	—
Other Cimpor Companies	231	287	1,271	2,871
Votorantim Group	83	178	20	20

	874	1,294	13,862	32,629

	Intercompany loans granted		Intercompany loans received
	31/12/12	31/12/11	31/12/12 (b)	31/12/11 (a)
Cimpor Trading	—	—	—	1,023
Cimpor Inversiones	—	9,454	—	560,837
VCEAA	721	—	300,605	—
Other Cimpor Companies	32	8,202	—	—
Votorantim Group	52	—	—	—

	806	17,656	300,605	561,860

a)	These amounts are classified as current and non-current liabilities in the accompanying carve-out combined statement of financial position.
b)	These amounts does not include 116,576 thousand euros corresponding to China (see Note 35).

39.2.	Compensation of key management personnel

The remuneration of Directors and other members of key management personnel during the year was as follows:

	2012	2011
Wages and salaries	3,445	2,693
Long term benefits	143	136

	3,588	2,829

The remuneration of Directors and key executives is determined by the remuneration committee taking into account the performance of individuals and market trends.

39.3.	Equity holders contributions

On 10 December 2012, the General Meeting of Shareholders of Corporación Noroeste, S.A. (whose main shareholder at that date was Cimpor Inversiones, S.A,) approved a cash contribution to the reserves of Corporación Noroeste, S.A. amounting to 219,622 thousand euros. This amount was used to partially cancel the intercompany loan with Cimpor Inversiones, S.A.

39.4.	Other related party transactions

In 2011 Corporación Noroeste, S.A. and two of its subsidiaries signed an agreement with the related companies Arenor, S.L. and Arenor Hormigón Sevilla, S.L., by which Corporación Noroeste, S.A. sold its ownership in Arenor, S.L. to that company (see Note 16). Under these agreement, lease contracts were cancelled (the amount of which had been prepaid by Corporación Noroeste, S.A.) in exchange for property, plant and equipment and intangible assets (see Notes 14 and 15).

It should also be noted that the company Cementos Antequera, S.A., with which the Group holds the lease contract mentioned in Note 29, is an associated company (see Note 4).

Also, it should be noted that the counterparty in the sale-agreement for the pyro-processing equipment indicated in Note 35 is a subsidiary of Cimpor Group.

In November 2011 Cimpor Inversiones, S.A. sold its direct interest in the capital of Betocim, S.A. (Moroccan subsidiary) to its other subsidiary Asment de Temara, S.A. (also located in Morocco) amounting 8.5 million Euros.

In addition to the above, a management fee of 12,979 thousand euros and 16,278 thousand euros in 2012 and 2011 respectively was charged and paid, being an appropriate allocation of costs incurred by relevant administrative departaments, arising from certain administrative services rendered at corporate level.

40. CASH AND CASH EQUIVALENT

For the purposes of the carve-out combined statement of cash flows, cash and cash equivalent include cash on hand and in banks, net of outstanding bank overdrafts. Cash and cash equivalents as of 31 December 2012 and 2011 can be reconciled to the related items in the carve-out combined statement of financial position as follows:

	31/12/12	31/12/11
Cash and cash equivalent	65,380	57,470
Bank overdrafts (Note 28)	(5,757)	(46,301)

	59,623	11,169

The cash and cash equivalent included in the disposal group held for sale amounts to 5,770 thousand euros (Note 35) which is considered in the statement of cash flows.

41. SUBSEQUENT EVENTS

On 10 January 2013, the Group acquired a 48.0% equity interest in C+PA Cimento e Produtos Associados, S.A., which holds a 25.0% equity interest in Cimpor Macau investment in China, for a purchase price of 10.4 million euros. This additional interest has been acquired in order to be sold in conjunction with the remaining controlling interest acquired in China as part of the transaction described in Note 1 of these carve-out combined financial statements (Note 35).

No other significant events after the reporting period that may affect the Cimpor Target Businesses have occurred further than those described in Note 1 of these carve-out financial statements.

Units

Including Units in the Form of American Depositary Shares

            , 2013

Until ,              2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in our units, including units in the form of ADSs, whether or not participating in this global offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.	Indemnification of Office Holders (including Directors).

Under Brazilian law, any provision, whether contained in the bylaws of a corporation or in any agreement, exempting any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, default, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor. The registrant maintains liability insurance under which its directors or officers are indemnified against liability which he or she may incur in his or her capacity as such.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.	Recent Sales of Unregistered Securities.

The securities of the registrant that were issued or sold by the registrant within the past three years and not registered under the Securities Act are described below. The registrant believes that the issuances of all such securities described below were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering, Rule 144A of the Securities Act regarding sales to qualified institutional buyers and/or Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-U.S. persons.

Date of sale	Title of securities issued	Amount of securities		Aggregate offering price	Aggregate underwriters / initial purchasers discounts and commissions	Underwriters / Initial purchasers
December 3, 2009	Debentures	R$	1,000,000,000.00	100.0%	99.0%	• BB – Banco de Investimento S.A.
April 28, 2010	Senior notes		€750,000,000.00	99.605% plus accrued interest, if any.	99.255%

•      Deutsche Bank AG, London Branch

•      HSBC Bank plc

•      Société Générale

•      BB Securities Limited

•      Banco Bilbao Vizcaya Argentaria, S.A.

•      Caixa – Banco de Investimento, S.A.

•      Natixis

•      Standard Chartered Bank

•      WestLB AG

October 5, 2010	Debentures	R$	1,000,000,000.00	100.0%	99.5%	• Banco Bradesco BBI S.A.

February 14, 2011	Debentures	R$	600,000,000.00	100.0%	99.5%	• Banco Santander (Brasil) S.A.

April 5, 2011	Senior notes	U.S.$	750,000,000.00	99.395%, plus accrued interest, if any.	98.995%	• Merrill Lynch, Pierce, Fenner & Smith Incorporated

						• Itau BBA USA Securities, Inc. • J.P. Morgan Securities LLC

January 20, 2012	Debentures	R$	1,000,000,000.00	100.0%	99.5	• Banco Itaú BBA S.A. • BB – Banco de Investimento S.A.

February 9, 2012	Senior notes	U.S.$	500,000,000.00	99.386%, plus accrued interest from (and including) October 5, 2011.	99.036%, plus accrued interest from (and including) October 5, 2011.	• Merrill Lynch, Pierce, Fenner & Smith Incorporated • J.P. Morgan Securities LLC • Morgan Stanley & Co. LLC

December 5, 2012	Debentures	R$	1,200,000,000.00	100.0	99.8%	• Banco Bradesco BBI S.A. • BB – Banco Investimento S.A.

In addition, unregistered securities were issued in connection with certain capital increases which are more fully described in “Description of Capital Stock—Our Issued Share Capital” and note 23 to our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this global offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil on this day of May 13, 2013.

VOTORANTIM CIMENTOS S.A.

By:	/s/ Paulo Henrique de Oliveira Santos
Name:	Paulo Henrique de Oliveira Santos
Title:	Chief Executive Officer

By:	/s/ Lorival Nogueira Luz Junior
Name:	Lorival Nogueira Luz Junior
Title:	Chief Financial and Investor Relations Officer

POWER OF ATTORNEY

José Écio Pereira da Costa Junior constitutes and appoints Paulo Henrique de Oliveira Santos and Lorival Nogueira Luz Junior, and each of them, individually, as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the U.S. Securities Act of 1933 of units of the registrant (the “Units”) and the underlying common and preferred shares (the “Shares;” together with the Units, the “Securities”), including, without limitation, the power and authority to sign the name of José Écio Pereira da Costa Junior in the capacity indicated below to this Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and José Écio Pereira da Costa Junior hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Paulo Henrique de Oliveira Santos
Paulo Henrique de Oliveira Santos	Chief Executive Officer	May 13, 2013

/s/ Lorival Nogueira Luz Junior
Lorival Nogueira Luz Junior	Chief Financial and Investor Relations	May 13, 2013
Officer and Principal Accounting Officer

*
Raul Calfat	Chairman of the Board	May 13, 2013

João Carvalho de Miranda	Vice-Chairman of the Board

José Ermirio de Moraes Neto	Director

*
Fabio Ermirio de Moraes	Director	May 13, 2013

*
Alexandre Silva D’Ambrósio	Director	May 13, 2013

Signatures	Title	Date

/s/ José Écio Pereira da Costa Junior
José Écio Pereira da Costa Junior	Director	May 13, 2013

Puglisi & Associates	Authorized Representative in the United States	May 13, 2013

/s/ Don Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director Puglisi & Associates

*By:	/s/ Lorival Nogueira Luz Junior
Name:	Lorival Nogueira Luz Junior
Title:	Attorney-in-fact

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement among Votorantim Cimentos S.A. and the underwriters named therein.*

3.1	Bylaws of Votorantim Cimentos S.A.

4.1†	Indenture with respect to 7.25% Senior Notes due 2041, dated as of April 5, 2011, among Votorantim Cimentos S.A., as issuer, Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors, Deutsche Bank Trust Company Americas, as trustee, New York paying agent, transfer agent and registrar, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent.

4.2	Form of Deposit Agreement among Votorantim Cimentos S.A. and Deutsche Bank Trust Company Americas.*

5.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding the validity of the units being registered.*

8.1	Opinion of Machado, Meyer, Sendacz e Opice Advogados regarding certain Brazilian tax matters.*

10.1†	Cost-sharing Agreement, dated as of April 13, 2005, among Votorantim Cimentos Ltda. (the former name of Votorantim Cimentos S.A.), Votorantim Investimentos Industriais S.A. (the former name of Votorantim Industrial S.A.) and other subsidiaries of Votorantim Industrial S.A.

10.2†	Information Technology Services Agreement, dated as of June 19, 2012, among Votorantim Cimentos S.A. and Votorantim Industrial S.A.

10.3	Contract for the Purchase and Sale of Electric Energy, dated as of December 1, 2009, between Votener – Votorantim Comercializadora de Energia Ltda., as seller, and Votorantim Cimentos Brasil S.A., as seller.

10.4	First Amendment to the Contract for the Purchase and Sale of Electric Energy, date as of January 3, 2011, between Votener – Votorantim Comercializadora de Energia Ltda., as seller, and Votorantim Cimentos Brasil S.A., as seller.

10.5	Second Amendment to the Contract for the Purchase and Sale of Electric Energy, date as of January 3, 2012, between Votener – Votorantim Comercializadora de Energia Ltda., as seller, and Votorantim Cimentos Brasil S.A., as seller.

10.6	Schedule of Omitted Contracts for the Provision of Energy Services from Votener.

10.7	Sale and Purchase Agreement, dated as of December 4, 2012, between Votorantim GmbH, as seller, and Votorantim Cimentos S.A., as buyer.

10.8	Indenture with respect to 7.75% Notes due 2020, dated as of June 24, 2005, among Voto-Votorantim Overseas Trading Operations IV Limited, as issuer, Votorantim Participações S.A., Votorantim Celulose e Papel S.A. and Cimento Rio Branco S.A., as guarantors, JP Morgan Chase Bank, N.A., as trustee, New York paying agent, transfer agent and registrar, J.P. Morgan Bank Luxembourg S.A. as Luxembourg paying agent, and J.P. Morgan Trust Bank Ltd., as principal paying agent (incorporated by reference to Exhibit 2.5 to Fibria Celulose S.A.’s annual report on Form 20-F filed on June 30, 2006).

10.9	First Supplemental Indenture dated as of March 1, 2006, to the Indenture with respect to 7.75% Notes due 2020, dated as of June 24, 2005.

10.10	Second Supplemental Indenture dated as of August 31, 2010, to the Indenture with respect to 7.75% Notes due 2020, dated as of June 24, 2005.

10.11	Third Supplemental Indenture, dated as of September 27, 2010, to the Indenture with respect to 7.75% Notes due 2020, dated as of June 24, 2005.

10.12	Indenture with respect to the 6.625% Senior Notes due 2019, dated as of September 25, 2009, among Voto-Votorantim Overseas Trading Operations V Limited, as issuer, Votorantim Participações S.A., Votorantim Cimentos Brasil S.A. and Companhia Brasileira de Alumínio, as guarantors, Deutsche Bank Trust Company Americas, as trustee, New York paying agent, transfer agent and registrar, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent.

10.13	First Supplemental Indenture, dated as of August 31, 2010, to Indenture with respect to the 6.625% Senior Notes due 2019, dated as of September 25, 2009.

10.14	Second Supplemental Indenture, dated as of September 27, 2010, to Indenture with respect to the 6.625% Senior Notes due 2019, dated as of September 25, 2009.

10.15	Third Supplemental Indenture, dated as of October 28, 2010, to Indenture with respect to the 6.625% Senior Notes due 2019, dated as of September 25, 2009.

10.16	Indenture with respect to the 6.75% Senior Notes due 2021, dated as of April 5, 2010, among Voto-Votorantim Limited, as issuer, Votorantim Participações S.A., Votorantim Cimentos Brasil S.A. and Companhia Brasileira de Alumínio, as guarantors, Deutsche Bank Trust Company Americas, as trustee, New York paying agent, transfer agent and registrar, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent.

10.17	First Supplemental Indenture, dated as of August 31, 2010, to Indenture with respect to the 6.75% Senior Notes due 2021, dated as of April 5, 2010.

10.18	Second Supplemental Indenture dated as of October 1, 2010, to Indenture with respect to the 6.75% Senior Notes due 2021, dated as of April 5, 2010.

Exhibit No.	Description

10.19	Indenture with respect to the 5.25% Senior Notes due 2017, dated as of April 28, 2010, among Voto-Votorantim Limited, as issuer, Votorantim Participações S.A., Votorantim Cimentos Brasil S.A. and Companhia Brasileira de Alumínio, as guarantors, Deutsche Bank Trust Company Americas, as trustee, Deutsche Bank AG, London Branch as paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar.

10.20	First Supplemental Indenture, dated as of August 31, 2010, to Indenture with respect to the 5.25% Senior Notes due 2017, dated as of April 28, 2010.

10.21	Second Supplemental Indenture, dated as of October 28, 2010, to Indenture with respect to the 5.25% Senior Notes due 2017, dated as of April 28, 2010.

10.22	R$1.0 billion non-convertible debentures due 2019, dated as of December 11, 2009, among Votorantim Cimentos S.A., as issuer, Planner Corretora de Valores S.A., as trustee, and Votorantim Participações S.A., as guarantor.

10.23	R$1.0 billion non-convertible debentures due 2020, dated as of September 27, 2010, among Votorantim Cimentos S.A., as issuer, SLW Corretora de Valores e Câmbio Ltda., as trustee, and Votorantim Industrial S.A., as guarantor.

10.24	R$600 million non-convertible debentures due 2021, dated as of February 4, 2011, among Votorantim Cimentos S.A., as issuer, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., as trustee, and Votorantim Industrial S.A., as guarantor.

10.25	R$1.0 billion non-convertible debentures due 2018, dated as of January 2, 2012, among Votorantim Cimentos S.A., as issuer, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as trustee, and Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors.

10.26	R$1.2 billion non-convertible debentures due 2018, dated as of November 14, 2012, between Votorantim Cimentos S.A., as issuer, Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as trustee, and Votorantim Industrial S.A., as guarantor.

10.27	First EKF Facility Letter, dated as of February 22, 2011, between Votorantim Cimentos S.A., as borrower, Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors, HSBC Bank PLC, as mandated lead arranger and agent, and Eksport Kredit Finansiering A/S, as lender.

10.28	Second EKF Facility Letter, dated as of February 22, 2011, between Votorantim Cimentos S.A., as borrower, Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors, HSBC Bank PLC, as mandated lead arranger and agent, and Eksport Kredit Finansiering A/S, as lender.

10.29	U.S.$1.5 Billion Revolving Credit Facility, dated as of August 4, 2011, among Votorantim Industrial S.A., Votorantim GmbH, Votorantim Metais S.A., Votorantim Siderurgia S.A., Votorantim Cement North America Inc., Votorantim Metais – Cajamarquilla S.A., Votorantim Cimentos S.A. and Companhia Brasileira de Alumínio, as borrowers, Votorantim Participações S.A. and Votorantim Industrial S.A., as guarantors, the lenders party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent, and Union Bank N.A., as collateral agent.

10.30	U.S.$400 million Backstop Loan Facility Agreement, dated as of August 7, 2012, among Votorantim Industrial S.A. and Votorantim Cimentos S.A., as guarantors, the lenders party thereto, and HSBC Bank (USA), National Association, as administrative agent.

21.1	List of Subsidiaries of Votorantim Cimentos S.A.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes.

23.2	Consent of Deloitte, S.L.

24.1†	Power of Attorney (except with respect to José Écio Pereira da Costa Junior, a copy of which is filed herewith).

*	To be filed by amendment.
†	Previously filed.